As filed with the Securities and Exchange Commission on October 19, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KINS TECHNOLOGY GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	6770	85-2104918
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Four Palo Alto Square, Suite 200,

3000 El Camino Real

Palo Alto, CA 94306

Telephone: (650) 575-4456

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Khurram P. Sheikh

Chairman, Chief Executive Officer and Chief Financial Officer

c/o KINS Technology Group Inc.

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, CA 94306

Telephone: (650) 575-4456

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Mies Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1400 Palo Alto, California 94301 Telephone: (650) 470-4500	Nimish Patel, Esq. Blake Baron, Esq. Mitchell Silberberg & Knupp LLP 2049 Century Park East, 18th Floor Los Angeles, California 90064 Telephone: (310) 312-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

KINS Technology Group Inc. (“KINS”) is filing this registration statement on Form S-4 to register shares of its common stock, par value $0.0001 per share, that will be issued in connection with the merger of KINS Merger Sub Inc. (“Merger Sub”), which is a wholly owned subsidiary of KINS, with and into CXApp Holding Corp., a Delaware corporation (“CXApp”), which is a newly formed entity incorporated for purposes of effectuating the transaction and currently a wholly owned subsidiary of Inpixon (“Inpixon”), with CXApp surviving the merger as a wholly owned subsidiary of KINS. Pursuant to the instructions on Form S-4, the proxy statement/prospectus which forms a part of this registration statement is also deemed filed pursuant to KINS’ obligations under Regulation 14A in connection with KINS’ special meeting to approve the issuance of KINS common stock in connection with the merger and related proposals described herein. In addition, CXApp will file a registration statement on Form S-1 to register shares of its common stock, par value $0.00001 per share, which will be distributed to Inpixon securityholders pursuant to a spin- off in connection with the merger. In the spin-off, all of Inpixon’s securityholders would receive a pro rata number of shares of CXApp common stock. At the closing of the merger, the CXApp common stock will be converted into shares of KINS common stock.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROXY STATEMENT FOR

SPECIAL MEETING OF STOCKHOLDERS OF

KINS TECHNOLOGY GROUP INC.

PROSPECTUS FOR

690,000 SHARES OF CLASS A COMMON STOCK AND

6,210,000 SHARES OF CLASS C COMMON STOCK OF KINS TECHNOLOGY

GROUP INC.,

WHICH WILL BE RENAMED “CXAPP INC.”

IN CONNECTION WITH THE MERGER DESCRIBED HEREIN

The board of directors of KINS Technology Group Inc., a Delaware corporation (“KINS” and, after the Merger as described below, “New CXApp”), has unanimously approved (1) the merger of KINS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KINS (“Merger Sub”), with and into CXApp Holding Corp., a Delaware corporation (“CXApp”) (the “Merger”), with CXApp surviving the Merger as a wholly-owned subsidiary of New CXApp, pursuant to the terms of the Agreement and Plan of Merger, dated as of September 25, 2022, by and among KINS, Merger Sub, Inpixon, a Nevada corporation and parent company of CXApp (“Inpixon”) and CXApp, attached to this proxy statement/prospectus as Annex A (the “Merger Agreement”), as more fully described elsewhere in this proxy statement/prospectus and any inconsistencies between this proxy statement/prospectus and the Merger Agreement shall be determined by reference to the Merger Agreement and (2) the other transactions contemplated by the Merger Agreement and documents delivered pursuant to the Merger Agreement. Following the closing of the Merger, KINS intends to change its name to CXApp Inc. and is referred to herein as “New CXApp.”

Immediately prior to the Closing, Inpixon and certain of Inpixon’s subsidiaries will engage in a series of transactions to transfer the Enterprise Apps Business, including certain related subsidiaries of Inpixon, to CXApp, and make a cash contribution to CXApp of $10,000,000. Inpixon will distribute to Inpixon securityholders 100% of the common stock of CXApp on a pro rata basis. Upon the Closing, Merger Sub will be merged with and into CXApp, with CXApp being the surviving corporation in the Merger. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and CXApp, as the surviving corporation of the Merger, shall continue its corporate existence under the General Corporation Law of the State of Delaware, as a wholly owned subsidiary of New CXApp.

As described in this proxy statement/prospectus, KINS’ stockholders are being asked to consider and vote upon (among other things) a proposal to approve and adopt the Merger Agreement, the Merger and the other proposals set forth herein.

This proxy statement/prospectus covers 690,000 shares of KINS Class A common stock and 6,210,000 shares of KINS Class C common stock.

KINS’ units, Class A common stock and public warrants are publicly traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “KINZU”, “KINZ” and “KINZW”, respectively. Following the Merger, New CXApp (including common stock issuable in the Merger) and warrants to purchase New CXApp common stock will be listed on Nasdaq under the symbols “CXAI” and “CXAIW”, respectively. New CXApp will not have units traded following the closing of the Merger.

This proxy statement/prospectus provides stockholders of KINS with detailed information about the Merger and other matters to be considered at the KINS Special Meeting. We urge you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 53 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated                      , 2022,

and is first being mailed on or about                     , 2022.

KINS TECHNOLOGY GROUP INC.

NOTICE OF THE KINS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON                , 2022

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the “KINS Special Meeting”), of KINS Technology Group Inc., a Delaware corporation (which is referred to as “KINS”) will be held on              , 2022, at               , San Francisco time, at             . In light of the COVID-19 pandemic and to protect the health of stockholders of KINS and the community, the KINS Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the KINS Special Meeting by visiting           and entering your control number as further explained in the accompanying proxy statement/prospectus.

You are cordially invited to attend the KINS Special Meeting for the following purposes:

1.	Proposal No. 1 The Business Combination Proposal — To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of September 25, 2022 (as it may be amended and/or restated from time to time, the “Merger Agreement”), by and among KINS, KINS Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of KINS (“Merger Sub”), Inpixon, a Nevada corporation (“Inpixon”), and CXApp Holding Corp., a Delaware corporation (“CXApp”), pursuant to which, subject to approval by the stockholders of KINS, Merger Sub will merge with and into CXApp, with CXApp being the surviving company and a wholly-owned subsidiary of KINS and the transactions contemplated thereby (collectively, the “Merger”). KINS after giving effect to the consummation of the Merger is referred to herein as “New CXApp”. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A (the “Business Combination Proposal”);
2.	Proposal No. 2: The Charter Amendment Proposal — To consider and vote upon a proposal to approve and adopt the second amended and restated certificate of incorporation of KINS (the “Proposed Charter”) that will replace the existing amended and restated certificate of incorporation of KINS currently in effect (the “Existing Charter”), which, if approved, would take effect at the effective time of the Merger (a copy of the Proposed Charter is attached to this proxy statement/ prospectus as Annex C), as further described in this proxy statement/prospectus (the “Charter Amendment Proposal”);
3.	Proposal No. 3(A)-(D): Advisory Amendment Proposals — To consider and vote upon a proposal to approve, on a non-binding advisory basis, certain governance proposals in the Proposed Charter, which are being presented separately in accordance with United States Securities and Exchange Commission (the “SEC”) guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions (such proposals, collectively, the “Advisory Amendment Proposals”);
(a)	Proposal No. 3(A): Advisory Amendment Proposal A — approve and adopt a provision of the Proposed Charter providing that the name of New CXApp will be “CXApp Inc.”;
(b)	Proposal No. 3(B): Advisory Amendment Proposal B — to change the number of authorized capital stock of KINS from (a) 200,000,000 shares of Class A common stock of KINS, 20,000,000 shares of Class B common stock of KINS (the shares of which will all convert into shares of Class A common stock in connection with the Merger) and 2,000,000 shares of preferred stock of KINS, to (b) 200,000,000 shares of New CXApp Class A common stock (“New CXApp Class A Common Stock”), 10,000,000 shares of New CXApp Class C common stock (“New CXApp Class C Common Stock”), and 2,000,000 shares of preferred stock of New CXApp;
(c)	Proposal No. 3(C): Advisory Amendment Proposal C — to provide for the classification of the board of directors into three classes of directors and to change the size of the Combined Company Board to up to five (5) directors;

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(d)	Proposal No. 3(D): Advisory Amendment Proposal D — to eliminate various provisions under the Existing Charter applicable only to blank check companies, including the provisions requiring that KINS have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination;
4.	Proposal No. 4: The Director Election Proposal — To consider and vote upon a proposal to elect five directors, effective immediately upon the closing of the Merger, to be allocated by the board of directors into three classes of directors and to serve staggered terms on the board of directors until the first, second and third annual meetings of stockholders following the date of the filing of the Proposed Charter, as applicable, and until their respective successors are duly elected and qualified (the “Director Election Proposal”);
5.	Proposal No. 5: The Nasdaq Proposal — To consider and vote upon a proposal, for purposes of complying with the applicable rules of Nasdaq, the issuance of New CXApp Common Stock to the CXApp Stockholders pursuant to the Merger Agreement (the “Nasdaq Proposal”);
6.	Proposal No. 6: The Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt the 2022 New CXApp Equity Incentive Plan (the “Incentive Plan”), including the authorization of the initial share reserve under the Incentive Plan (the “Incentive Plan Proposal”), a copy of the Incentive Plan is attached to this proxy statement/prospectus as Annex I; and
7.	Proposal No. 7: The Adjournment Proposal — If put to the meeting, to consider and vote upon a proposal to adjourn the KINS Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the KINS Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Amendment Proposal, the Advisory Amendment Proposals, the Director Election Proposal, the Nasdaq Proposal or the Incentive Plan Proposal (the “Adjournment Proposal”).

Notwithstanding the order in which the proposals are set out herein, the KINS Board may put the above proposals in such order as it may determine at the meeting.

Only holders of record of KINS’ common stock at the close of business on              , 2022 are entitled to notice of the KINS Special Meeting and to vote at the KINS Special Meeting and any adjournments or postponements of the KINS Special Meeting. A complete list of stockholders of KINS of record entitled to vote at the KINS Special Meeting will be available for 10 days before the KINS Special Meeting at the principal executive offices of KINS for inspection by stockholders during ordinary business hours for any purpose germane to the KINS Special Meeting.

The resolutions to be voted upon in person or by proxy at the KINS Special Meeting relating to the above proposals are set forth in the proxy statement/prospectus sections entitled “Proposal No. 1 — Business Combination Proposal,” “Proposal No. 2 — Charter Amendment Proposal,” “Proposal No. 3 — The Advisory Amendment Proposals,” “Proposal No. 4 — The Director Election Proposal,” “Proposal No. 5 — The Nasdaq Proposal,” “Proposal No. 6 — The Incentive Plan Proposal” and “Proposal No. 7 — The Adjournment Proposal,” respectively.

The Merger will be consummated only if the Business Combination Proposal, the Charter Amendment Proposal, the Director Election Proposal, the Nasdaq Proposal and the Incentive Plan Proposal (collectively, the “Condition Precedent Proposals”) are approved at the KINS Special Meeting. The Advisory Amendment Proposals and the Adjournment Proposal are not conditioned on any other proposal (together with the Condition Precedent Proposals, the “Transaction Proposals”). If the stockholders of KINS do not approve each of the Condition Precedent Proposals, the Merger may not be consummated.

KINS is providing the accompanying proxy statement/prospectus and accompanying proxy card to KINS’ stockholders in connection with the solicitation of proxies to be voted at the KINS Special Meeting and at any adjournments of the KINS Special Meeting. Information about the KINS Special Meeting, the Merger and other related business to be considered by KINS’ stockholders at the KINS Special Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the KINS Special Meeting, all of KINS’ stockholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors.”

After careful consideration, the KINS Board has determined that each of the Transaction Proposals are in the best interests of KINS and the KINS stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of the Transaction Proposals.

When you consider the recommendation of the Transaction Proposals by the KINS Board, you should keep in mind that KINS’ directors and officers have interests in the Merger that may conflict with your interests as a stockholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of KINS’ Directors and Officers in the Merger” in the proxy statement/prospectus for a further discussion of these considerations.

Under the Merger Agreement, the approval of each of the Condition Precedent Proposals is a condition to the consummation of the Merger. The adoption of each Condition Precedent Proposal is conditioned on the approval of all of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal. If KINS’ stockholders do not approve each of the Condition Precedent Proposals, the Merger may not be consummated.

Pursuant to the Existing Charter, KINS will provide holders (“KINS Public Stockholders”) of KINS’ Class A common stock (“KINS Public Shares”) with the opportunity to redeem their KINS Public Shares for cash equal to their pro rata share of the aggregate amount on deposit in the trust account established at the consummation of the KINS Initial Public Offering (as defined below) (the “Trust Account”), which holds the proceeds of KINS’ initial public offering (the “KINS Initial Public Offering”) as of two business days prior to the consummation of the transactions contemplated by the Merger (including interest earned on the funds held in the Trust Account and not previously released to KINS to pay its franchise and income taxes) upon the closing of the transactions contemplated by the Merger Agreement. For illustrative purposes, based on funds in the Trust Account of $          on         , the estimated per share redemption price would have been approximately $          , excluding additional interest earned on the funds held in the Trust Account and not previously released to KINS to pay its franchise and income taxes. KINS Public Stockholders may elect to redeem their shares without voting, and if they do vote, irrespective of whether they vote for or against the Business Combination Proposal.

A KINS Public Stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the KINS Public Shares. KINS Capital, LLC, a Delaware limited liability company (the “Sponsor”), solely in its capacity as a stockholder of KINS, has agreed to waive its redemption rights in connection with the consummation of the Merger with respect to any shares of stock of KINS it may hold. The Sponsor did not receive any separate consideration for such waiver. Currently, the Sponsor holds shares representing approximately 78.46% of the aggregate voting power of the KINS’ common stock, consisting of Class B common stock (“KINS Founder Shares”). Such KINS Founder Shares and warrants held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsor, solely in its capacity as a stockholder of KINS, has agreed to vote any shares of stock of KINS owned by it in favor of the Transaction Proposals.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF KINS COMMON STOCK YOU OWN. All KINS Stockholders are cordially invited to attend the KINS Special Meeting. Whether or not you plan to attend the KINS Special Meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.

If you sign, date and return your proxy card(s) without indicating how you wish to vote, your proxy will be voted FOR each of the Transaction Proposals presented at the KINS Special Meeting. If you fail to return your proxy card(s) or fail to instruct your bank, broker or other nominee how to vote, and do not attend the KINS Special Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the KINS Special Meeting and will not be voted. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the KINS Special Meeting. A broker non-vote will not be counted towards the quorum requirement, as we believe all proposals presented to the stockholders will be considered non-discretionary, or count as a vote cast at the KINS Special Meeting. If you are a stockholder of record and you attend the KINS Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the accompanying proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Merger and related transactions and each of the Transaction Proposals. You are encouraged to read the accompanying proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your common stock of KINS, please contact Morrow Sodali, KINS’ proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing KINZ.info@investor.morrowsodali.com.

On behalf of the KINS Board, I would like to thank you for your support and look forward to the successful completion of the Merger.

, 2022

BY ORDER OF THE BOARD OF DIRECTORS OF KINS TECHNOLOGY GROUP INC.

Khurram P. Sheikh
Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND DELIVER YOUR SHARES TO KINS’ TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE KINS SPECIAL MEETING. YOU MAY DELIVER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO KINS’ TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

, 2022

Dear Inpixon securityholder:

On December 14, 2021, we announced that we were considering strategic alternatives regarding our businesses. We considered multiple ways to pursue a separation of our enterprise apps business (including our workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions) from our other businesses, with the goals of ensuring a smooth transition of operations, a healthy balance sheet for both our enterprise apps business and Inpixon, and support from investors. Subsequently, we received an offer from KINS to acquire our enterprise apps business. KINS is a special purpose acquisition corporation formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We are very pleased to partner with KINS and its stockholders to take CXApp public. On September 26, 2022, we announced our intention to accomplish this separation via a distribution to our securityholders of outstanding shares of common stock of CXApp held by Inpixon, followed by a business combination with KINS.

The spin-off of our enterprise apps business through the business combination with KINS is intended to create two companies with dedicated operational focus, business-specific capital allocation, agility to meet customer needs and compelling focused investment profiles. CXApp’s business will include the workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions. Inpixon will retain the remainder of its products, including the industrial internet of things (IIoT) business line, and will be focused on pursuing the most advantageous opportunities for this business and Inpixon securityholders. We believe more than ever that CXApp offers one of the industry’s leading workplace application platforms and that the business is primed for success for years to come. We believe we have been operating two distinct, high-growth companies within Inpixon. We are excited to create two independent companies and accelerate investment into the CXApp platform and technologies to further drive value for our securityholders.

The separation will provide current Inpixon securityholders with ownership interests in both Inpixon and CXApp. The principal transactions described in this document include the following:

●	Separation and Contribution — Inpixon and certain of Inpixon’s subsidiaries will engage in a series of transactions to transfer our enterprise apps business, including certain related subsidiaries of Inpixon, to CXApp, and make a cash contribution to CXApp of $10,000,000;
●	Distribution — Inpixon will distribute to Inpixon securityholders 100% of the common stock of CXApp on a pro rata basis; and
●	Merger — Immediately after the distribution, CXApp will merge with a KINS subsidiary and continue as a wholly owned subsidiary of KINS. As a result of the merger, the existing shares of CXApp common stock will automatically convert into the right to receive shares of KINS common stock in accordance with an exchange ratio described below.

You do not need to take any action to receive the shares of CXApp common stock to which you are entitled as an Inpixon securityholder. You also do not need to pay any consideration or surrender or exchange any shares of Inpixon common stock.

I encourage you to read the proxy statement/prospectus. The proxy statement/prospectus describes the separation, the distribution and the merger in detail and contains important business and financial information about CXApp and KINS as well as the combined company.

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We believe the separation, distribution and merger collectively represent an exciting step in our company’s history, and we remain committed to working on your behalf to provide a meaningful return for our securityholders.

Sincerely,

Nadir Ali
Chief Executive Officer Inpixon

, 2022

Dear CXApp Inc. Stockholder:

CXApp Inc. will be a separate company after its upcoming spin-off from Inpixon and business combination with KINS Technology Group. CXApp pioneered the enterprise workplace experience concept and developed a cloud-based software platform that improves employee productivity, innovation, and satisfaction. Our solution is a mobile-first, cloud-native platform that delivers and integrates critical enterprise services such as location and navigation, physical security, corporate resource management, communications, and workplace analytics.

CXApp has accomplished much since its formation. We have demonstrated product leadership, market demand, and strong customer satisfaction. Importantly, we believe that demand for our products and services will accelerate driven by the emerging hybrid work model and broader trends toward enterprise digital transformation. The spin-off and KINS merger will allow CXApp to refocus its efforts around this emerging opportunity and grow its market footprint by expanding with existing lighthouse customers and winning new Fortune 5000 accounts.

I invite you to learn more about CXApp by reading the accompanying proxy statement/prospectus. Following the business combination, CXApp Inc. (including common stock issuable in the business combination) and warrants to purchase CXApp Inc. common stock will be listed on Nasdaq under the symbols “CXAI” and “CXAIW”, respectively.

This is an exciting opportunity and the time is right to establish a standalone company. With our heritage and solid foundation derived from Inpixon and the capital raised from the merger with KINS, we believe CXApp is in an excellent place from which to launch an even brighter future. I and the whole team at CXApp look forward to building a stronger and more successful company that benefits our stockholders, our stakeholders, and the world.

Sincerely,

Khurram P. Sheikh
Future Chief Executive Officer CXApp Inc.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

If you have questions about the Merger or the KINS Special Meeting, or if you need to obtain copies of the enclosed proxy statement/prospectus or proxy card, you may contact KINS’ proxy solicitor listed below. You will not be charged for any of the documents you request.

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Telephone: (800) 662-5200

(banks and brokers can call collect at (203) 658-9400)

Email: KINZ.info@investor.morrowsodali.com

IN ORDER FOR KINS’ STOCKHOLDERS TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE KINS SPECIAL MEETING, YOU MUST REQUEST THE INFORMATION NO LATER THAN               , 2022, FIVE BUSINESS DAYS PRIOR TO THE DATE OF THE KINS SPECIAL MEETING.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This proxy statement/prospectus contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/ prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. Neither KINS nor CXApp intend their use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of them by, any other companies.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes industry position and industry data, forecasts, market size and growth and other data that KINS and CXApp obtained or derived from internal company reports, independent third-party publications, surveys and studies by third parties and other industry data. Some data are also based on good faith estimates, which are derived from internal company research or analyses or review of internal company reports as well as the independent sources referred to above. Although both KINS and CXApp believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. Information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Each publication, study and report speaks as of its original publication date (and not as of the date of this proxy statement/ prospectus). Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Among other items, certain of the market research included in this proxy statement/prospectus was published prior to the COVID-19 pandemic and did not anticipate the virus or the impact it has caused on KINS’ and CXApp’s industries. KINS and CXApp have utilized this pre-pandemic market research in the absence of updated sources.

In addition, certain information contained in this document, represents CXApp’s management estimates. While CXApp believes its internal estimates to be reasonable, and neither CXApp nor KINS are aware of any misstatements regarding the industry data presented herein, they have not been verified by any independent sources. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations of Design Reactor, Inc. and Subsidiaries.”

SELECTED DEFINITIONS

When used in this proxy statement/prospectus, unless the context otherwise requires:

●	“Business Employee” refers to each individual who is (i) employed by the Business Entities;
●	“Business Entities” refers to (i) Inpixon and its subsidiaries (other than CXApp or CXApp subsidiaries), in each case, only with respect to the Enterprise Apps Business and (ii) CXApp or CXApp subsidiaries;
●	“Closing” refers to the closing of the Merger;
●	“Code” refers to the Internal Revenue Code of 1986, as amended;
●	“Combined Company” refers to New CXApp and its subsidiaries following the Merger;
●	“Combined Company Board” refers to the board of directors of New CXApp;
●	“Condition Precedent Proposals” refers to the Business Combination Proposal, the Charter Amendment Proposal, the Director Election Proposal, the Nasdaq Proposal and the Incentive Plan Proposal, collectively;
●	“Confidentiality Agreement” refers to the Mutual Nondisclosure Agreement, dated as of June 21, 2022, between KINS and Inpixon;
●	“Continental” refers to Continental Stock Transfer & Trust Company;
●	“CXApp” refers to CXApp Holding Corp., a Delaware corporation, prior to the Merger;
●	“CXApp Board” refers to the board of directors of CXApp;
●	“CXApp Capital Stock” refers to shares of CXApp Common Stock and CXApp Preferred Stock;
●	“CXApp Common Stock” refers to shares of CXApp common stock, par value $0.0001 per share;
●	“CXApp Preferred Stock” refers to shares of CXApp preferred stock, par value $0.0001 per share;
●	“CXApp Stockholder Approval” refers to the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger and the transactions contemplated thereby, by the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding CXApp Capital Stock voting as a single class and on an as-converted basis, in each case, pursuant to the terms and subject to the conditions of the CXApp’s Governing Documents and applicable Law.
●	“CXApp Stockholders” refers to the stockholders of CXApp prior to the Merger;
●	“DGCL” refers to the General Corporation Law of the State of Delaware;
●	“Distribution” refers to distribution of the Enterprise Apps Business to the holders of Inpixon stock and other Inpixon securities on a certain record date through the distribution of all of the outstanding shares of CXApp Capital Stock to holders of Inpixon stock and other Inpixon securities on a certain record date on a pro rata, one for one basis, as described in the Separation and Distribution Agreement;
●	“Distribution Tax Opinion” refers to a tax opinion from RSM US LLP, tax advisor to Inpixon, which provides that the Contribution and Distribution, taken together, will qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code;

●	“Effective Time” refers to the Merger Certificate (as defined in the Merger Agreement) has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by KINS and CXApp in writing and specified by each in the Merger Certificate;
●	“Enterprise Apps Business” refers to the business conducted by CXApp and its direct and indirect subsidiaries, including the business related to the (i) software-as-a-service app and mapping platforms which enable corporate enterprise organizations to provide a custom-branded, location-aware employee app focused on enhancing the workplace experience and hosting virtual and hybrid events, (ii) augmented reality (or AR), computer vision, localization, navigation, mapping, and 3D reconstruction technologies, and (iii) on-device “blue dot” indoor location and motion technologies.
●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;
●	“Existing Bylaws” refers to the existing bylaws of KINS currently in effect;
●	“Existing Charter” refers to the existing amended and restated certificate of incorporation of KINS, dated as of December 14, 2020, as amended on June 10, 2022, currently in effect;
●	“GAAP” refers to accounting principles generally accepted in the United States of America;
●	“Governing Documents” refers to the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and bylaws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association;
●	“Governmental Authority” refers to any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (including any self- regulatory agency), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, or arbitrator or arbitral body;
●	“Governmental Order” refers to any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority;
●	“Incentive Plan” refers to the CXApp Inc. 2022 Equity Incentive Plan attached to this proxy statement/ prospectus as Annex I;
●	“Inpixon” refers to Inpixon, a Nevada corporation;
●	“Inpixon Board” refers to the board of directors of Inpixon.
●	“Inpixon Canada” refers to Inpixon Canada, Inc., a British Columbia corporation, based in Coquitlam, British Columbia,
●	“Inpixon Common Stock” refers to Inpixon’s common stock, par value $0.001 per share;
●	“Inpixon Contribution” refers to Inpixon’s cash contribution to CXApp of $10,000,000 in connection with the Separation, on the terms and subject to the conditions of the Separation and Distribution Agreement;
●	“Inpixon Philippines” refers to Inpixon Philippines, Inc., a Philippines corporation;
●	“Internal Reorganization” refers to a series of internal reorganization and restructuring transactions to effect the transfer of Inpixon’s (direct or indirect) ownership of the Enterprise Apps Business to CXApp and the transfer of CXApp’s ownership of the retained assets of Inpixon and the retained liabilities of Inpixon from CXApp to Inpixon and its subsidiaries in the Separation;

●	“IPO registration statement” refers to the Registration Statement on Form S-1 (Registration No. 333-249177) filed by KINS in connection with the KINS Initial Public Offering, which was declared effective on December 14, 2020;
●	“IRS” refers to the U.S. Internal Revenue Service;
●	“JOBS Act” refers to the Jumpstart Our Business Startups Act of 2012;
●	“KINS” refers to KINS Technology Group Inc., a Delaware corporation;
●	“KINS Board” refers to the board of directors of KINS;
●	“KINS Class A Common Stock” refers to KINS’ Class A common stock, par value $0.0001 per share;
●	“KINS Class B Common Stock” refers to KINS’ Class B common stock, par value $0.0001 per share;
●	“KINS Class C Common Stock” refers to KINS’ Class C common stock, par value $0.0001 per share;
●	“KINS Common Stock” refers to the KINS Class A Common Stock, KINS Class B Common Stock, and KINS Class C Common Stock, collectively;
●	“KINS Founder Shares” refers to the KINS Class B Common Stock purchased by the Sponsor in a private placement prior to the KINS Initial Public Offering;
●	“KINS Initial Public Offering” refers to KINS’ initial public offering that was consummated on December 17, 2020;
●	“KINS Private Placement Warrants” refers to the KINS private placement warrants outstanding as of the date of this proxy statement/prospectus;
●	“KINS Public Shares” refers to the shares KINS Class A Common Stock (including those that underlie the units) that were offered and sold by KINS in the KINS Initial Public Offering and registered pursuant to the KINS Initial Public Offering registration statement or the shares of New CXApp Common Stock issued as a matter of law upon the conversion thereof at the Effective Time, as context requires;
●	“KINS Public Stockholders” refers to holders of KINS Public Shares, whether acquired in the KINS Initial Public Offering or acquired in the secondary market;
●	“KINS Public Warrants” refers to the redeemable warrants (including those that underlie the units) that were offered and sold by KINS in the KINS Initial Public Offering and registered pursuant to the KINS Initial Public Offering registration statement or the redeemable warrants of New CXApp issued as a matter of law upon the conversion thereof at the Effective Time, as context requires;
●	“KINS Securities” refers to KINS Class A Common Stock, KINS Public Warrants and KINS Units;
●	“KINS Share Redemptions” refers to the election of an eligible (as determined in accordance with the Existing Charter and Existing Bylaws) holder of KINS Class A Common Stock to redeem all or a portion of the shares of KINS Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with the Existing Charter and Existing Bylaws) in connection with the Transaction Proposals;
●	“KINS Stockholders” refers to holders of KINS Common Stock;
●	“KINS Units” refers to the units of KINS, each unit representing one KINS Class A Common Stock and one-third of one redeemable warrant to acquire one KINS Class A Common Stock, that were offered and sold by KINS in the KINS Initial Public Offering and registered pursuant to the KINS Initial Public Offering registration statement (less the number of units that have been separated into the underlying public shares and underlying warrants upon the request of the holder thereof);

●	“KINS Warrants” refers to the KINS Public Warrants and KINS Private Placement Warrants, collectively;
●	“Liquidation Date” refers to December 16, 2022 (or during an extended time as a result of a KINS Stockholder vote to amend the Existing Charter);
●	“Merger” refers to the merger of Merger Sub with and into CXApp, with CXApp surviving the merger as a wholly-owned subsidiary of New CXApp and the other transactions contemplated by the Merger Agreement;
●	“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of September 25, 2022, by and among KINS, Merger Sub, Inpixon and CXApp, as amended and modified from time to time;
●	“Merger Sub” refers to KINS Merger Sub Inc.;
●	“Minimum Cash Condition” refers to the condition in the Merger Agreement in favor of CXApp that CXApp does not need to consummate the Closing unless the Available Cash is equal to or greater than $9.5 million as of the Closing;
●	“Morrow Sodali” refers to Morrow Sodali LLC, KINS’ proxy solicitor;
●	“Nasdaq” refers to the Nasdaq Capital Market;
●	“New CXApp” refers to KINS after the Merger and its name change from KINS Technology Group Inc. to CXApp Inc.;
●	“New CXApp Board” refers to the board of directors of New CXApp;
●	“New CXApp Class A Common Stock” refers to shares of Class A common stock of New CXApp, par value $0.0001 per share;
●	“New CXApp Class C Common Stock” refers to shares of Class C common stock of New CXApp, par value $0.0001 per share;
●	“New CXApp Common Stock” refers to the New CXApp Class A Common Stock and the New CXApp Class C Common Stock;
●	“New CXApp Preferred Stock” refers to shares of “blank check” preferred stock, each having a par value of $0.0001;
●	“New CXApp Stockholders” refers to the stockholders of New CXApp;
●	“New CXApp Warrants” refers to warrants to purchase one share of New CXApp Common Stock at an exercise price of $11.50;
●	“Person” refers to any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;
●	“pro forma” refers to giving pro forma effect to the Merger;
●	“Proposed Bylaws” refers to the proposed bylaws of New CXApp upon the Effective Time attached to this proxy statement/prospectus as Annex D;
●	“Proposed Charter” refers to the proposed certificate of incorporation of New CXApp upon the Effective Time attached to this proxy statement/prospectus as Annex C;
●	“Proposed Organizational Documents” refers to the Proposed Charter and the Proposed Bylaws;

●	“Registration Rights Agreement” refers to that certain registration rights agreement, dated December 14, 2020, among KINS, the Sponsor and certain other securityholders party thereto;
●	“Registration Statement” refers to the registration statement of which this proxy statement/ prospectus forms a part;
●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“Separation” refers to a series of transactions by Inpixon and certain of Inpixon’s subsidiaries as result of which Inpixon’s Enterprise Apps Business is held by CXApp and its subsidiaries and is separated from the remainder of Inpixon’s businesses, on the terms and subject to the conditions of the Separation and Distribution Agreement;
●	“Separation and Distribution Agreement” refers to the Separation and Distribution Agreement, dated as of September 25, 2022, by and among Inpixon, Design Reactor, CXApp and KINS, as amended and modified from time to time;
●	“Sponsor” refers to KINS Capital, LLC, a Delaware limited liability company;
●	“Sponsor Recapitalization” refers to any shares of KINS Common Stock issued as incentives for non- redemption transactions and financing transactions, in each case, free and clear of all liens; provided, that, in no instance shall the number of shares issued to Sponsor in the exchange be less than 5,150,000 shares of KINS Class A Common Stock, as described in the Sponsor Support Agreement;
●	“Sponsor Support Agreement” refers to that certain Sponsor Support Agreement, dated as of September 25, 2022, by and among the Sponsor, KINS and CXApp, as amended and modified from time to time;
●	“Subsidiary” refers to, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person;
●	“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing;
●	“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, assessments, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto;
●	“Transaction Proposals” refers to the Condition Precedent Proposals, the Advisory Amendment Proposals and the Adjournment Proposal (if necessary), collectively;
●	“Treasury Regulations” refers to the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time;
●	“Trust Account” refers to the trust account established at the consummation of the KINS Initial Public Offering and maintained by Continental, acting as trustee; and
●	“Trust Agreement” refers to the Investment Management Trust Agreement, dated as of December 14, 2020, between KINS and Continental Stock Transfer & Trust Company, as trustee.

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, all references in this proxy statement/prospectus to KINS Class A Common Stock, shares of New CXApp Common Stock or KINS Warrants include such securities underlying the KINS Units.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “goal,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “propose,” “schedule,” “seek,” “should,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding the expected timing and structure of the Separation, Distribution and Merger, the ability of the parties to complete the Business Combination, the expected benefits of the Business Combination, the tax consequences of the Separation, Distribution and Merger, the amount of gross proceeds expected to be available to CXApp after the Closing and giving effect to any redemptions by KINS Stockholders, CXApp’s future results of operations and financial position, business strategy and its expectations regarding the application of, and the rate and degree of market acceptance of the CXApp technology platform and other technologies, CXApp’s expectations regarding the addressable markets for our technologies, including the growth rate of the markets in which it operates, and the potential for and timing of receipt of payments under CXApp’s agreements, are forward- looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Inpixon, CXApp and KINS, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on KINS, Inpixon or CXApp. There can be no assurance that future developments affecting KINS, Inpixon or CXApp will be those that KINS, Inpixon or CXApp have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond KINS’ control or the control of CXApp or Inpixon) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward- looking statements.

Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements about the ability of KINS and CXApp prior to the Merger, and New CXApp following the Merger, such as the following:

●	meet the closing conditions to the Merger, including approval by the KINS Stockholders and CXApp on the expected terms and schedule;
●	realize the benefits expected from the proposed Merger;
●	successfully defend litigation;
●	successfully deploy the proceeds from the Merger;
●	the risk that the transactions contemplated by the Merger may not be completed in a timely manner or at all, which may adversely affect the price of the KINS Securities or the Inpixon securities;
●	the risk that the transactions contemplated may not be completed within the Extended Combination Period (as defined below) and the potential failure to obtain an extension of the Extended Combination Period if sought by KINS;
●	the failure to satisfy the conditions to the Closing, including the adoption of the Merger Agreement by the KINS Stockholders and CXApp, the satisfaction of the Minimum Cash Condition and the receipt of certain governmental and regulatory approvals;
●	the sufficiency of sources of funding;
●	the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of funds available to the Combined Company following any redemptions by KINS’ stockholders;
●	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

●	factors relating to the business, operations and financial performance of the Enterprise Apps Business, and CXApp and its subsidiaries, including:
●	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;
●	changes in general economic conditions, geopolitical risk, including as a result of the COVID-19 pandemic or the conflict between Russia and Ukraine;
●	the outcome of potential litigation related to or arising out of the Business Combination, or any other adverse developments therein or delays or costs resulting therefrom;
●	the effect of the announcement or pendency of the transactions on Inpixon’s, CXApp’s or KINS’ business relationships, operating results, and businesses generally;
●	the ability to continue to meet Nasdaq’s listing standards following the consummation of the Business Combination;
●	the costs related to the Business Combination;
●	the volatility of KINS’ or Inpixon’s securities due to a variety of factors, including Inpixon’s, KINS’ or CXApp’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure; and
●	as a result of the Separation, CXApp will lose Inpixon’s brand, reputation, capital base and other resources, and may experience difficulty operating as a standalone company;
●	the anticipated benefits of the Separation may not be achieved;
●	CXApp’s historical combined financial data and pro forma financial statements are not necessarily representative of the results CXApp would have achieved as a standalone company and may not be a reliable indicator of its future results;
●	CXApp’s operating results and financial performance;
●	acceptance by new and existing partners in CXApp’s market;
●	CXApp’s ability to manage and grow its business and execution of its business and growth strategies;
●	risks arising from changes in technology;
●	the competitive environment in the enterprise apps market;
●	failure to maintain, protect and defend our intellectual property rights;
●	changes in government laws and regulations, including laws governing intellectual property, and the enforcement thereof affecting our business;
●	difficulties with performance of third parties we will rely on for our business growth;
●	difficulties developing and sustaining relationships with commercial counterparties;
●	CXApp may not be able to engage in certain transactions and equity issuances following the Distribution; and
●	CXApp may have certain indemnification obligations to Inpixon under the Tax Matters Agreement.

KINS has based the forward-looking statements contained in this proxy statement/prospectus primarily on our current expectations and projections about future events and trends that we believe may affect KINS’ or CXApp’s business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section captioned “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, KINS and CXApp operate in very competitive and rapidly changing environments. New risks and uncertainties emerge from time to time and it is not possible for KINS to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. KINS cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Should one or more of these risks or uncertainties materialize, or should any of KINS’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. None of KINS, Inpixon or CXApp undertakes any obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to KINS as of the date of this proxy statement/prospectus, and while KINS believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and its statements should not be read to indicate that KINS has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Before any KINS Stockholder grants its proxy or instructs how its vote should be cast or votes on the Transaction Proposals to be put to the KINS Special Meeting, such stockholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/ prospectus may adversely affect KINS.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE KINS SPECIAL MEETING

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the special meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to KINS’ stockholders. KINS urges stockholders to read this proxy statement/ prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the special meeting.

QUESTIONS AND ANSWERS ABOUT THE MERGER

In light of the COVID-19 pandemic and to protect the health of the KINS Stockholders and the community, the KINS Special Meeting will be a completely virtual meeting of KINS Stockholders conducted via live audio webcast.

Q:	HOW DO I ATTEND A VIRTUAL MEETING?
A:

As a registered KINS Stockholder, along with this proxy statement/prospectus, you received a proxy card from Continental, our transfer agent, which contains instructions on how to attend the virtual KINS Special Meeting, including the URL address and your control number. You will need your control number for access. If you do not have your control number, contact Continental at (917) 262-2373, or email at proxy@continentalstock.com.

You can pre-register to attend the virtual KINS Special Meeting starting on            , 2022 (5 business days prior to the meeting). Enter the following URL address into your browser https://www.cstproxy.com/kinstechnologygroupinc/sm2022, then enter your control number, name and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the KINS Special Meeting, you will need to re-log in using the same control number and, if you want to vote during the meeting, you will be prompted to enter your control number again.

Beneficial owners who own their investments through a bank or broker will need to contact Continental to receive a control number. If you plan to vote at the KINS Special Meeting, you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote Continental can issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number, at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the KINS Special Meeting by dialing within the U.S. and Canada:               (toll free) or outside of the U.S. and Canada: +                 and when prompted enter the pin #              . This is listen only, so you will not be able to vote or enter questions during the KINS Special Meeting.

Q:	WHAT ARE THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT?
A:

On September 25, 2022, KINS, Inpixon, CXApp and Merger Sub entered into the Merger Agreement, and, on the same day, KINS, Inpixon, CXApp and Design Reactor entered into the Separation and Distribution Agreement. These agreements provide for Inpixon to combine the Enterprise Apps Business with KINS through the Business Combination. The principal transactions to effect the Business Combination include the following:

●	Separation and Contribution. Inpixon will transfer the Enterprise Apps Business, including certain related subsidiaries of Inpixon, to CXApp, and make a cash contribution to CXApp of $10,000,000.
●	Distribution. Following the Separation and immediately prior to the Merger described below, Inpixon will distribute to Inpixon securityholders 100% of the CXApp Common Stock.
●	Merger. Following the above steps, Merger Sub will merge with and into CXApp, with CXApp continuing as the surviving company in the Merger and a wholly-owned subsidiary of KINS. As a result of the Merger, the existing shares of CXApp Common Stock will automatically convert into the right to receive shares of KINS Common Stock.

KINS, which will be the parent entity of CXApp after the Merger, will be renamed to “CXApp Inc.,” effective as of closing of the Merger. After the Merger, the KINS Common Stock will be listed on Nasdaq under the trading symbol “CXAI,” and the outstanding KINS Public Warrants will be listed on Nasdaq under the trading symbol “CXAIW.”

Q:	WHAT WILL HAPPEN IN THE SEPARATION?
A:

Inpixon and certain of Inpixon’s subsidiaries will engage in a series of transactions so that Inpixon’s Enterprise Apps Business is held by CXApp and its subsidiaries and is separated from the remainder of Inpixon’s businesses. See “Proposal No. 1 — The Business Combination Proposal — Summary of the Separation and Distribution Agreement.”

Q:	WHAT WILL HAPPEN IN THE INPIXON CONTRIBUTION?
A:

In connection with the Separation, Inpixon will make a cash contribution to CXApp of $10,000,000. See “Proposal No. 1 — The Business Combination Proposal — Summary of the Separation and Distribution Agreement.”

Q:	WHAT WILL HAPPEN IN THE DISTRIBUTION?
A:	After the Separation, Inpixon will distribute to its securityholders all of the issued and outstanding shares of CXApp Common Stock held by Inpixon by way of a pro rata distribution.

Inpixon will effect the Distribution by way of the spin-off. In the spin-off, the Inpixon Board will establish a record date and a distribution date. Each share of Inpixon Common Stock outstanding as of the Inpixon Record Date for the Distribution will entitle its holder to receive one share of CXApp Common Stock. Based on approximately      shares of Inpixon Common Stock outstanding as of              , 2022 and applying the Distribution ratio of 1:1, CXApp expects that a total of approximately                shares of CXApp Common Stock will be distributed to Inpixon securityholders and no shares of CXApp Common Stock will continue to be owned by Inpixon. The Distribution will be effected by Inpixon delivering to the distribution agent a book-entry authorization representing the shares of CXApp Common Stock being distributed in the Distribution for the account of Inpixon’s securityholders. The distribution agent will hold such book-entry shares for the account of CXApp Stockholders (as of immediately after consummation of the Distribution) pending the Merger. The shares of CXApp Common Stock will not be transferrable prior to the exchange of such shares for the shares of KINS Common Stock pursuant to the Merger. See “Proposal No. 1 — The Business Combination Proposal — Summary of the Separation and Distribution Agreement.”

Q:	WHAT IS THE MERGER?
A:

On September 25, 2022, KINS entered into the Merger Agreement with Merger Sub, Inpixon and CXApp, pursuant to which, among other things, (i) Merger Sub will merge with and into CXApp, the separate corporate existence of Merger Sub will cease and CXApp will be the surviving corporation and a wholly owned subsidiary of KINS and (ii) KINS will change its name to CXApp Inc.

See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement” for more information. In addition, a copy of the Merger Agreement is attached to this proxy statement/ prospectus as Annex A. We urge you to read carefully this proxy statement/prospectus and the Merger Agreement in their entirety.

Q:	WILL THE DISTRIBUTION AND THE MERGER OCCUR ON THE SAME DAY?
A:	Yes, the Merger will occur on the same day and immediately following the Distribution.
Q:	WHO WILL SERVE ON THE NEW CXAPP BOARD FOLLOWING THE CLOSING?
A:	The Merger Agreement provides that, as of the Closing, the New CXApp Board will consist of five (5) members:
●	Khurram P. Sheikh;
●	Camillo Martino;
●	Di-Ann Eisnor;

●	George Mathai; and
●	.

See “Management of New CXApp after the Merger.”

Q:	WHO WILL MANAGE NEW CXAPP AFTER THE CLOSING?
A:

The Merger Agreement provides that the initial officers will serve in such capacity in accordance with the terms of the Proposed Organizational Documents. As of the Closing, the initial officers will be:

●	Khurram P. Sheikh (Chief Executive Officer);
●	Leon Papkoff (Chief Product Officer); and
●	KINS and CXApp have an ongoing search for a new Chief Financial Officer and intend to announce the position at or before Closing of the Merger.

See “Management of New CXApp after the Merger.”

Q:	IS THE COMPLETION OF THE MERGER SUBJECT TO ANY CONDITIONS?
A:

Yes. The respective obligations of each party to effect the Closing of the Business Combination are subject to the fulfillment (or, to the extent permitted by applicable law, waiver) of certain conditions specified in the Merger Agreement. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Closing Conditions.”

Q:	HAS INPIXON SET THE INPIXON RECORD DATE FOR THE DISTRIBUTION?
A:

No. Inpixon will publicly announce the Inpixon record date for the Distribution when it has been determined (the “Inpixon Record Date”). This announcement will be made prior to the completion of the Separation, the Distribution and the Merger.

Q:	WHAT DO INPIXON SECURITYHOLDERS NEED TO DO TO PARTICIPATE IN THE DISTRIBUTION?
A:

Inpixon securityholders as of the Inpixon Record Date are not required to take any action to receive CXApp Common Stock in the Distribution, but they are urged to read this entire proxy statement/ prospectus carefully. No Inpixon stockholder approval of the Distribution is required, and Inpixon securityholders are not being asked for a proxy. Inpixon securityholders also do not need to pay any consideration, exchange or surrender their existing shares of Inpixon Common Stock or take any other action to receive the shares of CXApp Common Stock to which they are entitled. The Distribution will not affect the number of outstanding shares of Inpixon Common Stock or any rights of Inpixon securityholders, although it will affect the market value of each outstanding share of Inpixon Common Stock.

Q:	HOW WILL SHARES OF NEW CXAPP COMMON STOCK BE ISSUED?
A:

Inpixon securityholders will receive shares of New CXApp Common Stock through the same or substantially similar channels that they currently use to hold or trade Inpixon Common Stock (whether through a brokerage account, 401(k) plan or other channel). Receipt of shares of New CXApp Common Stock will be documented for Inpixon securityholders in substantially the same manner that stockholders typically receive stockholder updates, such as monthly broker statements and 401(k) statements.

The Distribution of CXApp Common Stock will be effected by Inpixon delivering to the distribution agent, Continental, a book-entry authorization representing the shares of CXApp Common Stock being distributed in the Distribution for the account of Inpixon’s stockholders. The distribution agent will hold such book-entry shares for the account of CXApp’s stockholders (as of immediately after consummation of the Distribution) pending the Merger. The shares of CXApp Common Stock will not be transferrable prior to the exchange of such shares for the shares of New CXApp Common Stock pursuant to the Merger. See “Proposal No. 1 — The Business Combination Proposal — Summary of the Separation and Distribution Agreement” Immediately thereafter, as a result of and upon the Closing of the Merger, each outstanding share of CXApp Common Stock (other than Treasury Shares) will be cancelled in exchange for the right to receive a number of shares of New CXApp Common Stock equal to Class A and Class C. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Consideration to be Received in the Merger.”

Q:	WHAT WILL HAPPEN TO THE LISTING OF INPIXON COMMON STOCK?
A:	After the Distribution, Inpixon Common Stock will continue to trade on Nasdaq under the symbol “INPX.” Holders of Inpixon Common Stock will retain all their shares of Inpixon Common Stock.
Q:	WILL THE DISTRIBUTION AFFECT THE MARKET PRICE OF SHARES OF INPIXON COMMON STOCK?
A:

Yes. As a result of the Distribution, Inpixon expects the trading price of shares of Inpixon Common Stock immediately following the Distribution to be lower than the “regular-way” trading price of such shares immediately prior to the Distribution because the trading price will no longer reflect the value of the Enterprise Apps Business. There can be no assurance that the aggregate market value of the Inpixon Common Stock plus the pro rata portion of Aggregate Merger Consideration an Inpixon stockholder is entitled to in the Merger, including the aggregate market value of New CXApp Common Stock following the Distribution and Merger, will be higher or lower than the market value of Inpixon Common Stock if the Distribution and Merger did not occur.

Q:

WILL INPIXON SECURITYHOLDERS WHO SELL THEIR SHARES OF INPIXON COMMON STOCK SHORTLY BEFORE THE COMPLETION OF THE DISTRIBUTION AND MERGER STILL BE ENTITLED TO RECEIVE SHARES OF CXAPP COMMON STOCK WITH RESPECT TO THE SHARES OF INPIXON COMMON STOCK THAT WERE SOLD?

A:

Inpixon Common Stock is currently listed on Nasdaq under the ticker symbol “INPX.” It is currently expected that beginning not earlier than one business day before the Inpixon Record Date to be established for the Distribution, and continuing through the Closing, there will be two markets in Inpixon Common Stock on Nasdaq: a “regular way” market and an “ex-distribution” market.

●	If an Inpixon stockholder sells Inpixon Common Stock in the “regular way” market under the symbol “INPX” during this time period, that Inpixon stockholder will be selling both his or her Inpixon Common Stock and the right to receive shares of CXApp Common Stock that will be converted into shares of New CXApp Common Stock (with any resulting fractional share rounded down to the nearest whole number) at the Closing. Inpixon securityholders should consult their brokers before selling their Inpixon Common Stock in the “regular way” market during this time period to be sure they understand the effect of the Nasdaq “due-bill” procedures.
●	If an Inpixon stockholder sells Inpixon Common Stock in the “ex-distribution” market during this time period, that Inpixon stockholder will be selling only his or her Inpixon Common Stock, and will retain the right to receive shares of CXApp Common Stock that will be converted into shares of New CXApp Common Stock (with any resulting fractional share rounded down to the nearest whole number) at the Closing.

After the Closing, Inpixon Common Stock will no longer trade in the “ex-distribution” market, and Inpixon Common Stock that is sold in the “regular way” market will no longer reflect the right to receive shares of CXApp Common Stock that will be converted into shares of New CXApp Common Stock (with any resulting fractional share rounded down to the nearest whole number) at the Closing.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO INPIXON SECURITYHOLDERS OF THE DISTRIBUTION AND THE MERGER?
A:

The Contribution and the Distribution, taken together, are intended to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, and the Merger is intended to qualify as a reorganization under Section 368(a) of the Code. Assuming that the Contribution, Distribution and Merger so qualify, Inpixon securityholders are not expected to recognize any gain or loss as a result of the Distribution and the Merger. Inpixon securityholders should consult their tax advisors regarding the tax consequences to them of the Distribution and Merger. For a more complete discussion of the U.S. federal income tax considerations of the Distribution and the Merger to Inpixon securityholders, see the section entitled “United States Federal Income Tax Considerations — Treatment of the Distribution” and “— Tax Consequences of the Merger to Holders of CXApp Common Stock.”

Q:	DOES INPIXON HAVE TO PAY ANYTHING TO KINS IF THE MERGER AGREEMENT IS TERMINATED?
A:

Inpixon will have to pay $2,000,000 to KINS if the Merger Agreement is terminated by KINS in connection with its termination rights related to certain uncured breaches of any representation, warranty, covenant or agreement. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Termination Fee.”

Q:	DOES KINS HAVE TO PAY ANYTHING TO INPIXON IF THE MERGER AGREEMENT IS TERMINATED?
A:

KINS will have to pay $2,000,000 to Inpixon if the Merger Agreement is terminated by Inpixon in connection with its termination rights related to certain uncured breaches of any representation, warranty, covenant or agreement or if there has been an uncured breach by the Sponsor of its obligations to vote in favor or against certain proposals as provided in Section 1.4(a) of the Sponsor Support Agreement. See “Proposal No. 1 — The Business Combination Proposal — Termination Fee.”

Q:	WHY AM I RECEIVING THIS DOCUMENT?
A:

KINS is sending this proxy statement/prospectus to the KINS Stockholders to help them decide how to vote their shares of KINS Common Stock with respect to the matters to be considered at the KINS Special Meeting.

CXApp is sending this proxy statement/prospectus as a prospectus of CXApp relating to the distribution of shares of its common stock to a third-party distribution agent for the benefit of Inpixon Stockholders in the Distribution.

The Merger cannot be completed unless the conditions to the Merger set forth in the Merger Agreement are satisfied or waived, including (among others) the approval by the KINS Stockholders of the Condition Precedent Proposals. Information about the KINS Special Meeting, the Merger and the other business to be considered by the KINS Stockholders at the KINS Special Meeting is contained in this proxy statement/prospectus.

This document constitutes a proxy statement and a prospectus of KINS and a prospectus of CXApp. It is a proxy statement because the KINS Board is soliciting proxies using this proxy statement/prospectus from the KINS Stockholders. It is a prospectus because KINS, in connection with the Merger, is offering shares of KINS Common Stock in exchange for the outstanding shares of CXApp Capital Stock. It is a prospectus of CXApp because CXApp, in connection with the Distribution, is distributing shares of its common stock to Inpixon securityholders. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement” for more information.

Q:	WHAT WILL HOLDERS OF CXAPP CAPITAL STOCK RECEIVE IN THE MERGER?
A:

If the Merger is completed, at the Effective Time, subject to approval by the KINS Stockholders, each holder of CXApp Capital Stock will receive shares of New CXApp Common Stock. For more information about what the holders of CXApp Capital Stock will receive in the Merger, see “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement.”

Q:	WHAT EQUITY STAKE WILL CURRENT KINS STOCKHOLDERS AND CXAPP EQUITYHOLDERS HOLD IN NEW CXAPP IMMEDIATELY AFTER THE CONSUMMATION OF THE MERGER?
A:

It is anticipated that, upon the Closing (depending on the degree to which KINS Public Stockholders exercise their redemption rights), KINS Public Stockholders will own approximately 6.8% of New CXApp Common Stock, the Sponsor, BlackRock and related parties will own approximately 43.2% of New CXApp Common Stock, and the CXApp Stockholders (as of immediately after consummation of the Distribution) will own approximately 50.0% of New CXApp Common Stock (excluding New CXApp Common Stock distributed to Inpixon for its existing interests in KINS). This ownership percentage with respect to New CXApp following the Business Combination does not take into account (i) shares underlying the Warrants outstanding following the Business Combination, or (ii) the issuance of any shares after the Closing of the Business Combination under any incentive plans. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by KINS’ existing stockholders in New CXApp will be different.

The ownership tables set forth the anticipated ownership of New CXApp upon completion of the Business Combination assuming minimum redemptions and maximum redemptions of KINS Common Stock.

●	Assuming Minimum Redemptions: This scenario assumes that no additional KINS Public Stockholders exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account and that that Sponsor has exchanged its 6,150,000 shares of KINS Class B Common Stock for 5,211,909 shares of KINS Class A Common Stock immediately prior to the consummation of the Merger pursuant to the terms of the Sponsor Support Agreement.
●	Assuming Maximum Redemptions: This scenario assumes that 938,090 shares of KINS Class A Common Stock subject to redemption are redeemed for an aggregate payment of approximately $9.5 million (based on an estimated per share redemption price of $10.10 inclusive of amounts held in the Trust Account and estimated interest income and taxes) and that that Sponsor has exchanged its 6,150,000 shares of KINS Class B Common Stock for 6,149,999 shares of KINS Class A Common Stock immediately prior to the consummation of the Merger pursuant to the terms of the Sponsor Support Agreement. The Merger Agreement includes a condition to the Closing, that, at the Closing, the cash proceeds from the trust account, plus any amount raised pursuant to permitted equity financings prior to closing of the Merger in the aggregate equaling no less than $9.5 million.

The following table illustrates varying ownership levels in New CXApp, assuming consummation of the Business Combination and minimum redemptions and maximum redemptions by KINS Public Stockholders:

	Assuming Minimum Redemptions (Shares)						Assuming Maximum Redemptions (Shares)
	Class A	%	Class C	%	Total Shares	%	Class A	%	Class C	%	Total Shares	%
CXApp Stockholders(1)	690,000	5.0%	6,210,000	45.0%	6,900,000	50.0%	690,000	5.0%	6,210,000	45.0%	6,900,000	50.0%
KINS Public Stockholders(2)	938,090	6.8%	—	—%	938,090	6.8%	—	—%	—	—%	—	—%
Sponsor, BlackRock and related parties(3)(4)(5)(6)	5,961,909	43.2%	—	—%	5,961,909	43.2%	6,899,999	50.0%	—	—%	6,899,999	50.0%
Pro forma Common Stock	7,589,999	55.0%	6,210,000	45.0%	13,799,999	100.0%	7,589,999	55.0%	6,210,000	45.0%	13,799,999	100.0%
(1)	The New CXApp Class A Common Stock and the New CXApp Class C Common Stock will be identical in all respects, except that the New CXApp Class C Common Stock will be subject to transfer restrictions and will automatically convert into New CXApp Class A Common Stock on the earlier to occur of (i) the 180th day following the closing of the Merger and (ii) the day that the last reported sale price of the New CXApp Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period following the closing of the Merger.
(2)	Excludes 13,800,000 shares of New CXApp Class A Common Stock underlying the public warrants.
(3)	Excludes 10,280,000 shares of New CXApp Class A Common Stock underlying the private warrants.
(4)	Includes 225,000 shares of New CXApp Class A Common Stock held by BlackRock Investors assuming forfeiture to Sponsor of 525,000 shares of KINS Class B Common Stock prior to closing.
(5)	Includes 518,247 and 600,000 shares of New CXApp Class A Common Stock distributed to Inpixon for its existing interests in KINS under the Minimum Redemptions and Maximum Redemptions scenarios, respectively.
(6)	Pursuant to the Sponsor Support Agreement, the Sponsor and related parties have agreed that, subject to the limitations set forth therein, the total amount of shares of New CXApp Common Stock issued to CXApp Stockholders (as of immediately after consummation of the Distribution) at the Closing will exceed the total amount of shares of New CXApp Common Stock issued to all other parties at the Closing by one share.
Q:	WHEN WILL THE MERGER BE COMPLETED?
A:

The parties currently expect that the Merger will be completed in the fourth quarter of 2022. However, neither KINS nor CXApp can assure you of when or if the Merger will be completed, and it is possible that factors outside of the control of the companies could result in the Merger being completed at a different time or not at all. See “Risk Factors — Risks Relating to the Merger and KINS — The consummation of the Merger is subject to a number of conditions and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed.” Before the Merger can be completed, KINS must first obtain the approval of KINS Stockholders for each of the Condition Precedent Proposals and KINS and CXApp must obtain certain necessary regulatory approvals and satisfy certain other closing conditions. The outside date for consummation of the Merger is March 31, 2023. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Closing Conditions” for more information.

Q:	WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?
A:

If KINS does not complete the Merger for any reason, KINS would search for another target business with which to complete a business combination. If KINS does not complete the Business Combination or a business combination with another target business by the Liquidation Date, KINS must redeem 100% of the outstanding KINS Class A Common Stock, at a per share price, payable in cash, equal to the amount then held in the Trust Account (less income taxes paid or payable, if any, and up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding KINS Class A Common Stock. The Sponsor has agreed to waive its liquidation rights with respect to KINS Founder Shares in the event a business combination is not effected in the required time period and, accordingly, the KINS Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to KINS’ outstanding warrants. Accordingly, such warrants will expire worthless. If the Merger is not completed, the spin-off will not take place and the CXApp securities will not be distributed to Inpixon securityholders. Instead, CXApp will remain a subsidiary of Inpixon. See “Risk Factors” for more information.

QUESTIONS AND ANSWERS ABOUT THE KINS SPECIAL MEETING

Q:	WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?
A:	The KINS Stockholders are being asked to vote on the following proposals:
1.	the Business Combination Proposal;
2.	the Charter Amendment Proposal;
3.	the Advisory Amendment Proposals;
4.	the Director Election Proposal;
5.	the Nasdaq Proposal;
6.	the Incentive Plan Proposal; and
7.	the Adjournment Proposal.

The Merger is conditioned upon the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Director Election Proposal, the Nasdaq Proposal and the Incentive Plan Proposal subject to the terms of the Merger Agreement. The Merger is not conditioned on the Advisory Amendment Proposals or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the KINS Stockholders for a vote.

Notwithstanding the order in which the proposals are set out herein, the KINS Board may put the above proposals in such order as it may determine at the meeting.

Q:	WHY IS KINS PROPOSING THE BUSINESS COMBINATION?
A:	KINS was incorporated to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On December 17, 2020, KINS consummated the KINS Initial Public Offering of 27,600,000 KINS Units, which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,600,000 KINS Units, at $10.10 per KINS Unit, generating gross proceeds of $278,760,000. Simultaneously with the closing of the KINS Initial Public Offering, KINS completed the private sale of 10,280,000 KINS Private Placement Warrants at a price of $1.00 per KINS Private Placement Warrant to the Sponsor and certain funds and accounts managed by BlackRock, Inc. (the “BlackRock Investors” and the BlackRock Investors, together with the Sponsor, are the “initial stockholders”), generating gross proceeds of $10,280,000. A total of $278,760,000, comprised of the proceeds from the KINS Initial Public Offering and a portion of the proceeds of the sale of the KINS Private Placement Warrants were placed in the Trust Account with Continental acting as trustee. Since the KINS Initial Public Offering, KINS’ activity has been limited to the evaluation of business combination candidates.

In the prospectus for the KINS Initial Public Offering, KINS identified certain criteria that KINS believed would be important in evaluating prospective target businesses, namely businesses that:

●	have differentiated, transformational technology with a focus on next generation network and communications technologies;
●	operate within a significant and growing addressable market with runway for further growth;
●	have a validated business model, ability to scale, and have already gained a foothold in their markets;
●	have a rapid growth and sustainable profit margin profile;
●	are ready to operate in the scrutiny of public markets, with strong management, corporate governance and reporting policies in place;
●	will likely be well received by public investors and are expected to have continued access to the public capital markets;
●	have a proven and sophisticated management team with a track record and ability to create long-term stockholder value; and
●	will provide attractive return for stockholders with reasonable and appropriate valuation expectations and significant remaining upside.

CXApp is a workplace experience platform for enterprise customers. Its technologies and solutions help enterprise customers deliver a comprehensive business journey in a ‘from-anywhere’ world for employees, partners, customers and visitors. CXApp offers mapping, augmented reality (or AR), analytics, on-device positioning (or ODP) and app technologies that aim to bring people together by building a more global, equitable sense of what it means to go to work. CXApp’s customers use our enterprise solutions in a variety of ways, including, but not limited to, workplace experience, employee engagement, desk and meeting room reservations, workplace analytics, occupancy management, content delivery, corporate communications and notifications, event management, augmented reality, live indoor mapping, wayfinding and navigation. Its enterprise app platform is the intersection of technology, intelligence, automation and experience for today’s hybrid workplace and the workplace of the future.

After considering the foregoing and the information set forth in “Proposal No. 1 — The Business Combination Proposal — The KINS Board’s Reasons for the Merger,” the KINS Board concluded that the potential benefits to KINS and the KINS Stockholders relating to the Merger outweighed the potentially negative factors relating to the Merger. Accordingly, the KINS Board determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were advisable, fair to, and in the best interests of KINS and the KINS Stockholders.

Q:	DID THE KINS BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE MERGER?
A:

Yes. Pursuant to the Existing Charter, and as provided in the KINS Initial Public Offering prospectus, KINS is only required to obtain an opinion from an independent investment banking firm (or another independent entity that commonly renders valuation opinions) that such an initial business combination is fair to our company from a financial point of view, if KINS would seek to complete an initial business combination with a business combination target that is affiliated with the Sponsor, or KINS’ directors or officers. No prior conflicts or affiliate relationship existed between members of the KINS Board and management, on the one hand, and CXApp, on the other hand. As such, an opinion was not required under the Existing Charter. However, the KINS Board obtained a fairness opinion from KNAV P.A. (“KNAV”), dated September 23, 2022, which provided that, as of that date and based on and subject to the assumptions, qualifications and other matters set forth therein, the consideration to be paid by KINS in the Business Combination was fair, from a financial point of view, to KINS, as opposed to only those stockholders unaffiliated with the Sponsor or its affiliates. KINS obtained such fairness opinion to (i) inform themselves with respect to all material information reasonably available to them and (ii) act with appropriate care in considering the Business Combination. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Opinion of KNAV P.A.” for additional information.

Q:	DO I HAVE REDEMPTION RIGHTS?
A:

If you are a KINS Public Stockholder, you have the right to demand that KINS redeem such shares for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of the KINS Initial Public Offering, calculated as of two (2) business days prior to the Closing including interest earned on the funds held in the Trust Account and not previously released to KINS to pay its tax obligations, divided by the number of then outstanding KINS Public Shares upon the Closing (such rights, “redemption rights”).

Notwithstanding the foregoing, a KINS Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the KINS Public Shares. Accordingly, all KINS Public Shares in excess of 15% held by a KINS Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group”, will not be redeemed.

Under the Existing Charter, the Merger may be consummated only if KINS has at least $5,000,001 of net tangible assets after giving effect to all holders of KINS Public Shares that properly demand redemption of their shares for cash. Additionally, CXApp will not be required to consummate the Merger if the Minimum Cash Condition is not met. If passed, the Charter Amendment Proposal would remove the requirement that KINS have at least $5,000,001 of net tangible assets after giving effect to the redemption of all such shares.

Q:	WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?
A:

No. You may exercise your redemption rights (subject to compliance with the requirements for redemption as described in “Summary — Redemption Rights”) whether you vote your KINS Public Shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other Transaction Proposal described in this proxy statement/prospectus. As a result, the Merger can be approved by KINS Stockholders who will redeem their KINS Public Shares and no longer remain KINS Stockholders and the Merger may be consummated even though the funds available from the Trust Account and the number of New CXApp Stockholders are substantially reduced as a result of redemptions by the KINS Public Stockholders. Also with fewer shares of New CXApp Common Stock, the trading market for New CXApp Common Stock may be less liquid than the market for KINS Class A Common Stock prior to the Merger and New CXApp may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into New CXApp’s business will be reduced.

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?
A:

If you are a holder of KINS Public Shares and wish to exercise your redemption rights, you must demand that KINS redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock to Continental, KINS’ transfer agent, physically or electronically using Depository Trust Company’s Deposit and Withdrawal at Custodian (“DWAC”) system prior to the vote at the KINS Special Meeting. Any holder of KINS Public Shares will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was, or approximately $             per share, as of          , 2022, the “KINS Record Date”). Such amount, including interest earned on the funds held in the Trust Account and not previously released to KINS to pay its franchise and income taxes, will be paid promptly upon consummation of the Merger. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims which could take priority over those of the KINS Public Stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims.

Any request for redemption, once made by a holder of KINS Public Shares, may be withdrawn at any time up to the time at which the vote is taken with respect to the Business Combination Proposal at the KINS Special Meeting. If you deliver your shares for redemption to KINS’ transfer agent and later decide prior to the KINS Special Meeting not to elect redemption, you may simply request that KINS’ transfer agent return the shares (physically or electronically).

Any corrected or changed proxy card or written demand of redemption rights must be received by KINS’ transfer agent prior to the vote taken on the Business Combination Proposal at the KINS Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to KINS’ transfer agent prior to the vote at the KINS Special Meeting.

If a holder of KINS Public Shares votes for or against the Business Combination Proposal and demand is properly made as described above, then, if the Merger is consummated, KINS will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your KINS Public Shares for cash.

Holders of issued and outstanding KINS Units must elect to separate KINS Units into the underlying KINS Public Shares and KINS Public Warrants prior to exercising redemption rights with respect to the KINS Public Shares. If you hold your KINS Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the KINS Units into the underlying KINS Public Shares and KINS Public Warrants, or if you hold units registered in your own name, you must contact Continental, KINS’ transfer agent, directly and instruct them to do so. You are requested to cause your KINS Public Shares to be separated and tendered to Continental, KINS’ transfer agent, by 5:00 p.m., Eastern Time, two business days before the KINS Special Meeting in order to exercise your redemption rights with respect to your KINS Public Shares.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY REDEMPTION RIGHTS?
A:

It is expected that a U.S. Holder (as defined in the section entitled “United States Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the Trust Account in exchange for its KINS Public Shares will generally be treated as selling such KINS Public Shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes, depending on the amount of KINS Public Shares that such U.S. holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see the section entitled “United States Federal Income Tax Considerations — Redemption of KINS Public Shares.”

Q:	DO I HAVE APPRAISAL RIGHTS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION?
A:	No. KINS Stockholders do not have appraisal rights in connection with the Merger under the DGCL.
Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE MERGER?
A:

After consummation of the Merger, the funds in the Trust Account will be used to pay holders of the KINS Public Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Merger and for New CXApp’s working capital and general corporate purposes.

Q:	HOW DOES THE SPONSOR INTEND TO VOTE ON THE TRANSACTION PROPOSALS?
A:

The Sponsor owns of record and is entitled to vote an aggregate of approximately 78.46% of the outstanding shares of KINS Common Stock. The Sponsor, has agreed to vote all KINS Founder Shares and any other shares of KINS Common Stock held by it as of the KINS Record Date in favor of the Transaction Proposals. See “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Summary of the Ancillary Agreements — Sponsor Support Agreement” for more information.

Q:	WHAT CONSTITUTES A QUORUM AT THE KINS SPECIAL MEETING?
A:

For each proposal, a quorum will be present at the KINS Special Meeting if one or more stockholders who together hold a majority of the voting power of the outstanding shares of each class (or group of classes voting as a single class) of KINS Common Stock entitled to vote on such proposal at the KINS Special Meeting are represented in person or by proxy at the KINS Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Sponsor as the holder of the KINS Founder Shares currently owns approximately 78.46% of the issued and outstanding shares of KINS Common Stock and such attendance will count towards this quorum. In the absence of receipt of proxies representing a sufficient number of shares of KINS Common Stock to approve the Business Combination Proposal, the Charter Amendment

Proposals, the Advisory Amendment Proposals, the Director Election Proposal, the Nasdaq Proposal and the Incentive Plan Proposal, the chairman of the KINS Special Meeting has power to adjourn the KINS Special Meeting. As of the KINS Record Date for the KINS Special Meeting,        shares of KINS Common Stock would be required to achieve a quorum for each of the Transaction Proposals. Additionally,           shares of KINS Class A Common Stock would be required to achieve a quorum for the Charter Amendment Proposal. Accordingly, it is expected that the shares of KINS Common Stock held by Sponsor will be sufficient to establish quorum and to pass all Transaction Proposals.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE KINS SPECIAL MEETING?
A:

The Business Combination Proposal: The affirmative vote of at least a majority of the votes cast by the KINS Stockholders present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present, is required to approve the Business Combination Proposal. KINS Stockholders must approve the Business Combination Proposal in order for the Merger and the other transactions contemplated by the Merger Agreement to occur. If the KINS Stockholders fail to approve the Business Combination Proposal, the Merger will not occur.

The Charter Amendment Proposal: The affirmative vote of the (i) holders of a majority of the outstanding shares of KINS Common Stock issued and outstanding on the KINS Record Date, voting together as a single class, (ii) holders of a majority of the outstanding shares of KINS Class A Common Stock issued and outstanding on the KINS Record Date, voting separately as a class and (iii)         holders of a majority of the outstanding shares of KINS Class B Common Stock issued and outstanding on the KINS Record Date, voting separately as a class, is required to approve the Charter Amendment Proposal. The Merger is conditioned upon the approval of the Charter Amendment Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Charter Amendment Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

The Advisory Amendment Proposals: The affirmative vote of at least the holders of a majority of the outstanding shares of KINS Common Stock, voting together as a single class, assuming a quorum is present, is required to approve each of the Advisory Amendment Proposals. However, the KINS Stockholder vote regarding each of the Advisory Amendment Proposals is an advisory vote, and is not binding on KINS or the KINS Board (separate and apart from the approval of the Charter Amendment Proposal). Furthermore, the Merger is not conditioned on the separate approval of the Advisory Amendment Proposals (separate and apart from approval of the Charter Amendment Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Amendment Proposals, KINS intends that the Proposed Charter will take effect upon the Effective Time (assuming approval of the Charter Amendment Proposal).

The Director Election Proposal: The affirmative vote of at least a plurality of the votes cast by the KINS Stockholders present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present, is required to approve the Director Election Proposal. The Merger is conditioned upon the approval of the Director Election Proposal. Notwithstanding the approval of the Director Election Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

The Nasdaq Proposal: The affirmative vote of at least a majority of the votes cast by the KINS Stockholders present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present, is required to approve the Nasdaq Proposal. The Merger is conditioned upon the approval of the Nasdaq Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Nasdaq Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Nasdaq Proposal will not be effected.

The Incentive Plan Proposal: The affirmative vote of at least a majority of the votes cast by the KINS Stockholders present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present, is required to approve the Incentive Plan Proposal. The Merger is conditioned upon the approval of the Incentive Plan Proposal. Notwithstanding the approval of the Incentive Plan Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.

The Adjournment Proposal: The affirmative vote of at least a majority of the votes cast by KINS Stockholders present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present, is required to approve the Adjournment Proposal. The Merger is not conditioned upon the approval of the Adjournment Proposal. The chairman of the KINS Special Meeting has the power to adjourn the KINS Special Meeting only in the absence of receipt of proxies representing a sufficient number of shares of KINS Common Stock to approve the Business Combination Proposal, the Advisory Amendment Proposals, the Director Election Proposal, the Nasdaq Proposal and the Incentive Plan Proposal.

Q:	DO ANY OF KINS’ DIRECTORS OR OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF KINS STOCKHOLDERS?
A:

KINS’ executive officers and certain non-employee directors have interests in the Merger that may be different from, or in addition to, the interests of the KINS Stockholders generally. The KINS Board, including KINS’ independent directors, with their outside counsel, was aware of, reviewed and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Transaction Proposals be approved by the KINS Stockholders. See the section titled “Proposal No. 1 — The Business Combination Proposal — Interests of KINS’ Directors and Officers in the Merger” of this proxy statement/ prospectus.

For additional information regarding pre-existing relationships between certain of the parties to the Merger Agreement and certain of their affiliates, see “Risk Factors — Risks Relating to the Merger and KINS — Since the Sponsor and KINS’ directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of KINS Stockholders, a conflict of interest may have existed in determining whether the Merger with CXApp is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.”

Q:	WHAT DO I NEED TO DO NOW?
A:

After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the KINS Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:	HOW DO I VOTE?
A:	If you are a KINS Stockholders of record of KINS as of , 2022, the KINS Record Date, you may submit your proxy before the KINS Special Meeting in any of the following ways:
●	use the toll-free number shown on your proxy card;
●	visit the website shown on your proxy card to vote via the Internet; or
●	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a KINS Stockholder of record of KINS as of the KINS Record Date, you may also cast your vote virtually at the KINS Special Meeting.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” KINS Stockholders who wish to vote at the KINS Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	WHEN AND WHERE IS THE KINS SPECIAL MEETING?
A:

The KINS Special Meeting of KINS Stockholders will be held on            , 2022, at San Francisco time. In light of the COVID-19 pandemic and to protect the health of the KINS Stockholders and the community, the KINS Special Meeting will be a completely virtual meeting of the KINS Stockholders conducted via live audio webcast. You will be able to attend the KINS Special Meeting by visiting https://www.cstproxy.com/kinstechnologygroupinc/sm2022 and entering your control number as further explained in the accompanying proxy statement/prospectus. All the KINS Stockholders as of the KINS Record Date, or their duly appointed proxies, may attend the KINS Special Meeting.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?
A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to KINS or by voting virtually at the KINS Special Meeting unless you provide a “legal proxy”, which you must obtain from your broker, bank or other nominee. In addition to such legal proxy, if you plan to attend the KINS Special Meeting, but are not a KINS Stockholder of record because you hold your shares in “street name”, please bring evidence of your beneficial ownership of your shares (e.g., a copy of a recent brokerage statement showing the shares) and valid photo identification with you to the KINS Special Meeting.

If you are a KINS Stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the Adjournment Proposal. Such broker non-votes will have no effect on such proposals, except for the Charter Amendment Proposal and the Advisory Amendment Proposals for which a broker non-vote will be the equivalent of a vote “AGAINST” such proposals.

Q:	WHAT IF I ATTEND THE KINS SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?
A:	For purposes of the KINS Special Meeting, an abstention occurs when a KINS Stockholder attends the meeting and does not vote or returns a proxy with an “abstain” vote.

If you are a KINS Stockholder that attends the KINS Special Meeting and fails to vote on the Business Combination Proposal, the Advisory Amendment Proposals, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the Adjournment Proposal, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on such proposals, except for the Charter Amendment Proposal for which your failure to vote will be the equivalent of a vote “AGAINST” such proposal.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?
A:

If you sign and return your proxy card without indicating how to vote on any particular Transaction Proposal, the KINS Common Stock represented by your proxy will be voted as recommended by the KINS Board with respect to that Transaction Proposal.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?
A:	Yes. You may change your vote at any time before your proxy is voted at the KINS Special Meeting. You may do this in one of three ways:
●	filing a notice with the corporate secretary of KINS;
●	properly submitting a new, subsequently dated proxy card; or
●	by attending the KINS Special Meeting virtually and electing to vote your shares.

If you are a KINS Stockholder of record and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to c/o KINS Technology Group Inc., Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306, and it must be received at any time before the vote is taken at the KINS Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than          , San Francisco time, on             , 2022, or by voting virtually at the KINS Special Meeting. Simply attending the KINS Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of KINS Common Stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE KINS SPECIAL MEETING?
A:

If you fail to take any action with respect to the KINS Special Meeting and the Merger is approved by the KINS Stockholders and consummated, you will continue to be a stockholder of New CXApp. If you fail to take any action with respect to the KINS Special Meeting and the Merger is not approved, you will continue to be a KINS Stockholder of KINS while KINS searches for another target business with which to complete a business combination.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?
A:

KINS Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?
A:

If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Morrow Sodali, KINS’ proxy solicitor, as set forth below:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Telephone: (800) 662-5200

(banks and brokers can call collect at (203) 658-9400)

Email: KINZ.info@investor.morrowsodali.com

If you are a holder of KINS Public Shares and you intend to seek redemption of your shares, you will need to deliver your KINS Public Shares (either physically or electronically) to Continental Stock Transfer & Trust Company, KINS’ transfer agent, at the address below prior to 5 p.m., Eastern Time, on              , 2022. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Transaction Proposals to be submitted for a vote at the KINS Special Meeting, including the Merger, you should read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the primary legal document that governs the Merger and the other transactions that will be undertaken in connection with the Merger. The Merger Agreement is also described in detail in this proxy statement/prospectus in the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement.”

Unless otherwise specified, all share calculations (1) assume no exercise of redemption rights by the KINS Public Stockholders in connection with the Merger and (2) do not include any shares issuable upon the exercise of the KINS Warrants.

Parties to the Merger

KINS

KINS was incorporated in Delaware on July 20, 2020. KINS was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “business combination”). KINS has neither engaged in any operations nor generated any revenues to date. Based on KINS’ business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On December 17, 2020, KINS consummated the KINS Initial Public Offering of 27,600,000 KINS Units, which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,600,000 KINS Units, at $10.10 KINS Unit, generating gross proceeds of $278,760,000. Simultaneously with the closing of the KINS Initial Public Offering, the Company completed the private sale of 10,280,000 KINS Private Placement Warrants at a price of $1.00 per KINS Private Placement Warrant to the Sponsor and the BlackRock Investors, generating gross proceeds of $10,280,000. The KINS Private Placement Warrants are identical to the KINS Public Warrants underlying the KINS Units sold in the KINS Initial Public Offering, except that the KINS Private Placement Warrants and the KINS Class A Common Stock issuable upon the exercise of the KINS Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a business combination, subject to certain limited exceptions. Additionally, except as provided herein, the KINS Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees.

Following the closing of the KINS Initial Public Offering on December 17, 2020 including the full exercise of the underwriters’ over-allotment option, an amount of $278,760,000 ($10.10 per KINS Unit) from the net proceeds of the sale of the KINS Units in the KINS Initial Public Offering and the sale of the KINS Private Placement Warrants was placed in the Trust Account, located in the United States and to be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 of the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by KINS, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the funds held in the Trust Account, as described below. As of June 30, 2022, cash and marketable securities held in the Trust Account totaled $9,528,176.

KINS previously had until June 17, 2022 to consummate a business combination. On June 10, 2022, KINS held a special meeting of stockholders pursuant to which its stockholders approved amending its amended and restated certificate of incorporation (the “Charter Amendment”) to extend the date by which KINS has to consummate a business combination from June 17, 2022 to December 16, 2022. KINS’ stockholders approved the Charter Amendment and as such the Company now has until December 16, 2022 to consummate a business combination (the “Extended Combination Period”). On June 10, 2022, KINS filed the Charter Amendment with the Secretary of State of the State of Delaware.

If KINS has not completed a business combination by December 16, 2022 or during any extended time that KINS has to consummate a business combination beyond December 16, 2022 as a result of a stockholder vote to amend its certificate of incorporation, KINS will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of KINS’ remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to KINS’ obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to KINS’ warrants, which will expire worthless if KINS fails to complete a business combination within the Extended Combination Period.

KINS’ executive offices are located at Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306 and its telephone number is (650) 575-4456. KINS’ corporate website address is http://www.kins-tech.com/. The information contained on or accessible through our corporate website or any other website that it may maintain is not part of this prospectus or the Registration Statement of which this proxy statement/prospectus is a part.

Merger Sub

Merger Sub is a Delaware corporation and a wholly-owned subsidiary of KINS. Merger Sub does not own any material assets or operate any business.

Inpixon

Inpixon is the Indoor Intelligence™ company that provides its solutions and technologies to help organizations create and redefine workplace experiences that enable smarter, safer and more secure environments. Inpixon Common Stock is listed on The Nasdaq Capital Market under the symbol “INPX.” Inpixon was incorporated under the laws of the State of Nevada on April 8, 1999. Inpixon’s principal executive offices are located at 2479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303, and its telephone number is (408) 702-2167.

CXApp

CXApp was incorporated under the laws of the State of Delaware on September 19, 2022 specifically for the purpose of effecting the Separation and is currently a wholly-owned subsidiary of Inpixon. CXApp has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. Pursuant to the Separation and Distribution Agreement, (i) Inpixon will undertake a series of internal reorganization and restructuring transactions to effect the transfer of its (direct or indirect) ownership of the Enterprise Apps Business to CXApp in the Separation and (ii) immediately prior to the Merger and after the Separation, Inpixon will distribute 100% of the outstanding shares of CXApp Common Stock to Inpixon securityholders in the Distribution. CXApp’s principal executive offices are located at 2479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303, and its telephone number is (408) 702-2167.

Transaction Steps

The Business Combination will be accomplished by way of the following transaction steps:

●	The Contribution and Separation will be effected, whereby Inpixon will, among other things and subject to the terms and conditions of the Separation and Distribution Agreement, transfer the Enterprise Apps Business, including certain related subsidiaries of Inpixon, to CXApp and make a contribution to the capital of CXApp of $10,000,000 less certain transaction and other expenses;
●	The Distribution will be effected, whereby Inpixon will distribute to Inpixon securityholders 100% of the CXApp Common Stock; and
●	Following the above steps, the Merger will be effected, whereby Merger Sub will merge with and into CXApp, with CXApp continuing as the surviving company in the Merger and a wholly owned subsidiary of New CXApp.

Proposals to be Put to the Stockholders of KINS at the KINS Special Meeting

The following is a summary of the proposals to be put to the KINS Special Meeting. Each of the proposals below, except each of the Advisory Amendment Proposals and the Adjournment Proposal, are cross-conditioned on the approval of each of the Condition Precedent Proposals. Each of the Advisory Amendment Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the KINS Special Meeting.

Proposal No. 1: The Business Combination Proposal — to consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby;

Proposal No. 2: The Charter Amendment Proposal — to consider and vote upon a proposal to approve and adopt the Proposed Charter that will replace the Existing Charter to be in effect following the Merger, which, if approved, would take effect at the effective time of the Merger;

Proposal No. 3: The Advisory Amendment Proposals — to consider and vote upon a proposal to approve, on a non-binding advisory basis, certain governance proposals in the Proposed Charter, which are being presented separately in accordance with the SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions;

Proposal No. 3(A): Advisory Amendment Proposal A — approve and adopt a provision of the Proposed Charter providing that the name of New CXApp will be “CXApp Inc.”;

Proposal No. 3(B): Advisory Amendment Proposal B — to change the number of authorized capital stock of KINS from (a) 200,000,000 shares of Class A common stock of KINS, 20,000,000 shares of Class B common stock of KINS (the shares of which will all convert into shares of Class A common stock in connection with the Merger) and 2,000,000 shares of preferred stock of KINS, to (b) 200,000,000 shares of New CXApp Class A Common Stock, 10,000,000 shares of New CXApp Class C common stock, and 2,000,000 shares of New CXApp Preferred Stock;

Proposal No. 3(C): Advisory Amendment Proposal C — to provide for the classification of the board of directors into three classes of directors and to change the size of the Combined Company Board to up to five (5) directors;

Proposal No. 3(D): Advisory Amendment Proposal D — to eliminate various provisions under the Existing Charter applicable only to blank check companies, including the provisions requiring that KINS have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination;

Proposal No. 4: The Director Election Proposal — to consider and vote upon a proposal to elect five directors, effective immediately upon the closing of the Merger, to be allocated by the board of directors into three classes of directors and to serve staggered terms on the board of directors until the first, second and third annual meetings of stockholders following the date of the filing of the Proposed Charter, as applicable, and until their respective successors are duly elected and qualified;

Proposal No. 5: The Nasdaq Proposal — to consider and vote upon a proposal, for purposes of complying with the applicable rules of Nasdaq, the issuance of New CXApp Common Stock to the CXApp Stockholders pursuant to the Merger Agreement;

Proposal No. 6: The Incentive Plan Proposal — to consider and vote upon a proposal to approve and adopt the Incentive Plan, including the authorization of the initial share reserve under the Incentive Plan; and

Proposal No. 7: The Adjournment Proposal — if put to the meeting, to consider and vote upon a proposal to adjourn the KINS Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the KINS Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Amendment Proposal, the Advisory Amendment Proposals, the Director Election Proposal, the Nasdaq Proposal or the Incentive Plan Proposal.

Notwithstanding the order in which the proposals are set out herein, the KINS Board may put the above proposals in such order as it may determine at the meeting.

The KINS Board’s Reasons for the Merger

The KINS Board, in evaluating the transaction with Design Reactor, consulted with its legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, as well as financial and accounting advisors, KNAV and WithumSmith+Brown, PC (“Withum”), respectively. In reaching its conclusion (i) that the terms and conditions of the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of KINS and its stockholders and (ii) to recommend that the stockholders adopt the Merger

Agreement and approve the Business Combination, the KINS Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the KINS Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The KINS Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of KINS’ reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

The members of KINS’ management team and the KINS Board are well-qualified to evaluate the transaction with Design Reactor. They have significant transactional experience, including in the technology and SaaS industry. KINS’ management team and the KINS Board also include individuals with experience in executive management of multinational companies and in investing in companies in the technology sector.

The KINS Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including but not limited to, the following material factors:

●	Developing state of the art workplace experience application. Design Reactor’s founding team have a deep understanding of the rapidly evolving workplace environment and the emerging demand for digital workplace experiences. The company has developed a mobile-first, SaaS-based platform that integrates key services including security, communications, location, and personalization. The solution is flexible and scalable, and address diverse market segments including enterprises, events, and meetings.
●	Founded based on years of work and deep understanding of customer experience applications. A workplace experience application provides a digital interface between physical resources, people, and IT systems. Customers of CXApp benefit from improved productivity and resource utilization, as well as lower facility costs.
●	Consulted with technical experts. The KINS Board engaged technical and product experts in SaaS applications on the KINS team including board member Ms. Di-Ann Eisnor who conducted due diligence on Design Reactor’s state of the art application. The technical experts reviewed the product documentation, the technology platform, Application Programmable Interfaces (APIs), the security architecture and the overall system design. The technical team also reviewed the key differentiation technologies of the CXApp platform like on-device positioning, location mapping and augmented reality.
●	Addresses a large and growing market opportunity. Market forecasts suggest the global market for enterprise workplace experience apps will grow from about $400 million in 2020 to nearly $1 billion in 2024, representing a CAGR of 19%. During KINS’ diligence with CXApp customers, the CXApp customers indicated a major trend of adoption of workplace experience apps within their entire enterprise and noted that they were in the beginning stages of their deployments. Additional use cases and applications for the emerging hybrid workforce are being developed and there is a significant new market in development.
●	Potential for multiple follow-on product candidates. The workplace experience market is highly fragmented with numerous point solutions that address scheduling, access control, indoor mapping, wayfinding, asset tracking, environmental controls, analytics, and other workplace services. CXApp is developing an integrated solution that provides enterprise customers with full suite of services.
●	Financial analysis conducted by KINS Management. The financial analysis conducted by KINS’ management team and reviewed by the KINS Board supported the equity valuation of Design Reactor. See the section entitled “Proposal No. 1 — The Business Combination — Projected Financial Information.”
●	Fairness opinion of KNAV. The KINS Board reviewed the opinion delivered by KNAV to the KINS Board, as of September 23, 2022, and subject to and based upon the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications therein, the consideration to be paid by KINS to CXApp shareholders in the Business Combination pursuant to the Merger Agreement was fair to KINS, from a financial point of view. See the section entitled “Proposal No. 1 — The Business Combination — Opinion of KNAV P.A.”

The KINS Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

●	Benefits not achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.
●	Liquidation of KINS. The risks and costs to KINS if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in KINS being unable to affect a business combination by the completion deadline and forcing KINS to liquidate.
●	Exclusivity. The fact that the Merger Agreement includes an exclusivity provision that prohibits KINS from soliciting other business combination proposals and restricts KINS’ ability to consider other potential business combinations so long as the Merger Agreement is in effect.
●	Post-Business Combination Corporate Governance. The KINS Board considered the corporate governance provisions of the Merger Agreement and the proposed material provisions of the amendment to KINS’ certificate of incorporation and the proposed amended bylaws and the effect of those provisions on the governance of the company post-Business Combination. See “— The Merger Agreement” and “Management of New CXApp After the Merger” for detailed discussions of the terms and conditions of these documents.
●	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within KINS’ control.
●	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely delay consummation of the Business Combination.
●	Potential Conflicts. The KINS Board considered the potential additional or different conflicts of interests of KINS’ directors, executive officers, the Sponsor and its affiliates, as described in the section entitled “Certain Relationships and Related Party Transactions.” The KINS Board, including KINS’ independent directors, with their outside counsel, reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the KINS Board, the Merger Agreement and the transactions contemplated thereby, including the Merger.
●	Fees and Expenses. The fees and expenses associated with completing the Business Combination.
●	Other Risks. Various other risks associated with the Business Combination, the business of KINS and the business of Design Reactor described under the section entitled “Risk Factors.”

The KINS Board concluded that the potential benefits that it expected KINS and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the KINS Board determined that the Merger Agreement and the Business Combination were advisable, fair to, and in the best interests of, KINS and its stockholders.

The Inpixon Board’s Reasons for the Separation, the Distribution and the Merger

The Inpixon Board believes that the separation of Inpixon’s Enterprise Apps Business from the remainder of its businesses through the Business Combination would be in the best interests of Inpixon and its stockholders, including that the Business Combination will:

●	allow each of Inpixon and CXApp to pursue its own operational and strategic priorities and more quickly respond to trends, developments and opportunities in its respective markets;
●	increase the potential value for Inpixon securityholders to receive shares of New CXApp based on a pre-transaction equity value of CXApp of $69.0 million, which was greater than the market capitalization of Inpixon as of the date of the Merger Agreement;

●	result in a tax-efficient separation of the Enterprise Apps Business from Inpixon’s other businesses;
●	provide capital to support the growth of the Enterprise Apps Business;
●	create two separate and distinct management teams focused on each business’s unique strategic priorities, target markets and corporate development opportunities;
●	give each business opportunity and flexibility by pursuing its own investment, capital allocation and growth strategies consistent with its long-term objectives;
●	allow investors to separately value each business based on the unique merits, performance and future prospects of each business, providing investors with two distinct investment opportunities;
●	enhance the ability of each business to attract and retain qualified management and to better align incentive-based compensation with the performance of each separate business; and
●	give each of CXApp and Inpixon its own equity currency for use in connection with acquisitions.

The Inpixon Board also considered potentially negative factors in evaluating the Business Combination, including the risks identified and discussed in the section entitled “Proposal No. 1 — The Business Combination Proposal — The Inpixon Board’s Reasons for the Separation, the Distribution and the Merger” and “Risk Factors.” The Inpixon Board concluded that the potential benefits of the Separation, Distribution and Merger outweighed these factors.

The Merger and the Merger Agreement

As discussed in this proxy statement/prospectus, KINS is asking the KINS Stockholders to approve and adopt the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into CXApp, with CXApp surviving the merger as a wholly owned subsidiary of KINS, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section entitled “Proposal No. 1 — The Business Combination Proposal — The KINS Board’s Reasons for Approval of the Merger,” KINS’ board of directors concluded that the Merger met all of the requirements disclosed in the prospectus for KINS’ initial public offering, including that the business of CXApp and its subsidiaries had a fair market value equal to at least 80% of the net assets held in trust (excluding any taxes payable on the income earned on the trust account). For more information about the transactions contemplated by the Merger Agreement, see “Proposal No. 1 — The Business Combination Proposal.”

Aggregate Merger Consideration

As a result of and upon the Closing (as defined below), among other things, all outstanding shares of CXApp Common Stock as of immediately prior to the effective time of the Merger, will be cancelled in exchange for the right to receive an aggregate of 6,900,000 shares of KINS Common Stock (subject to adjustment in accordance with the terms of the Merger Agreement) representing a pre-transaction equity value of CXApp of $69.0 million (the “Aggregate Merger Consideration”). For additional information on the Merger Agreement, see “Proposal No. 1 — Business Combination Proposal — The Merger Agreement.”

Closing Conditions

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) receipt of the KINS stockholder approval, (ii) receipt of the CXApp Stockholder Approval, (iii) the effectiveness of the Registration Statement of which this proxy statement/prospectus forms a part, (iv) the absence of any Governmental Order enjoining or prohibiting the consummation of the Merger or any law that makes the consummation of the Merger illegal or otherwise prohibited, (v) that KINS has at least $5,000,001 of net tangible assets upon Closing and (vi) the shares of KINS Class A Common Stock to be issued in connection with the Merger will have been approved for listing on Nasdaq.

The Merger Agreement also provides, among other things, that (i) the obligations of CXApp to consummate the Merger are conditioned on the satisfaction or waiver of the Minimum Cash Condition and (ii) there must not have occurred a CXApp Material Adverse Effect (as defined below) after the date of the Merger Agreement.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement. For additional information, see “Proposal No. 1 — The Business Combination Proposal — Summary of the Separation and Distribution Agreement” and “— Summary of the Ancillary Agreements.”

Separation and Distribution Agreement

On September 25, 2022, in connection with the execution of the Merger Agreement, Inpixon, CXApp, Design Reactor and KINS entered into the Separation and Distribution Agreement which sets forth the principal actions to be taken in connection with the Separation. The Separation and Distribution Agreement identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Inpixon and CXApp as part of the internal reorganization described therein and requires the Contribution to be made to CXApp. The Separation and Distribution Agreement also sets forth other agreements that govern certain aspects of CXApp’s relationship with Inpixon following the Business Combination. In connection with the Separation and Distribution Agreement and related ancillary agreements, CXApp will issue additional shares of CXApp Common Stock to Inpixon. Inpixon will then distribute on a pro rata basis all of the outstanding shares of CXApp Common Stock to the holders of Inpixon Common Stock as of the Inpixon Record Date set for the Distribution by delivering to the distribution agent a book-entry authorization representing the shares of CXApp Common Stock being distributed for the account of Inpixon’s securityholders. The distribution agent will hold such book-entry shares for the account of CXApp’s stockholders (as of immediately after consummation of the Distribution) pending the Merger. The Separation and Distribution Agreement is attached to this proxy statement/prospectus as Annex B.

Assuming the conditions to the Distribution set forth in the Separation and Distribution Agreement have been satisfied, Inpixon will on the date of the Distribution distribute on a pro rata basis all of the outstanding shares of CXApp Common Stock to the holders of Inpixon Common Stock and certain other holders of its securities as of the Inpixon Record Date set for the Distribution. The Distribution will be effected by Inpixon delivering to the distribution agent a book-entry authorization representing the shares of Inpixon Common Stock being distributed in the Distribution for the account of Inpixon’s securityholders. The distribution agent will hold such book-entry shares for the account of CXApp’s stockholders (as of immediately after consummation of the Distribution) pending the Merger. The shares of CXApp Common Stock will not be transferrable prior to the exchange of such shares for the shares of KINS Common Stock pursuant to the Merger. As of the date of this proxy statement/prospectus, the Inpixon Board has not set the Inpixon Record Date. Inpixon will publicly announce the Inpixon Record Date when it has been determined, and prior to the completion of the Business Combination.

For a more detailed description of the Separation and Distribution Agreement, see “Proposal No. 1 — The Business Combination Proposal — Summary of the Separation and Distribution Agreement.”

Sponsor Support Agreement

On September 25, 2022, in connection with the execution of the Merger Agreement, KINS, Inpixon, CXApp and the Sponsor entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed to vote any KINS Securities held by it to approve the Business Combination and the other KINS stockholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of its KINS Securities in connection with the consummation of the Business Combination. Pursuant to the Sponsor Support Agreement, the Sponsor and KINS also agreed to amend the letter agreement, dated as of December 14, 2020 between the Sponsor and KINS (the “Insider Letter”) to amend the Founder Shares Lock-Up Period (as defined in the Insider Letter) to provide for lock-up of its shares of KINS Class B Common Stock (or KINS Class A Common Stock issuable upon conversion thereof) until the earlier of (A) the 180th day after the closing of the Merger and (B) (x) the date on which KINS completes a liquidation, merger, stock exchange, reorganization or other similar transaction following the closing of the Merger or (y) the day that the last reported sale price of the KINS Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing of the Merger; provided, that 10% of such shares (subject to adjustment) shall not be subject to foregoing lock-up. Additionally, Sponsor has agreed to exchange 6,150,000 shares of KINS Class B Common Stock for shares of KINS Class A Common Stock equal to such that the number of shares of KINS Common Stock issued as aggregate merger consideration exceeds (by one share): (i) the aggregate number of shares of KINS Class A Common Stock held by Sponsor at Closing (after taking into account the exchange), plus (ii) the aggregate number of shares of KINS Class B Common Stock held by the BlackRock Investors (including all Potential Forfeiture Shares (as defined in the Sponsor Support Agreement)), plus (iii) the aggregate number of shares of KINS Class A Common Stock that have not properly elected to redeem their shares of KINS Class A Common Stock pursuant to KINS’ Governing Documents, plus (iii) any shares of KINS Common Stock issued as incentives for non-redemption transactions and financing transactions, in each case, free and clear of all liens; provided, that, in no instance shall the number of shares issued to Sponsor in the exchange be less than 5,150,000 shares of KINS Class A Common Stock.

The Sponsor Support Agreement is attached to this proxy statement/prospectus as Annex H.

Employee Matters Agreement

Prior to the Distribution, KINS, Inpixon, CXApp and Merger Sub will enter into the Employee Matters Agreement, which will set forth the terms and conditions of certain employee-related matters in connection with the transaction, including allocation of benefit plan assets and liabilities between Inpixon and CXApp, treatment of incentive equity awards in the Distribution and the Business Combination and related covenants and commitments of the parties. The Employee Matters Agreement is attached to this proxy statement/prospectus as Annex E.

Tax Matters Agreement

Prior to the Distribution, KINS, CXApp and Inpixon will enter into the Tax Matters Agreement that will govern each party’s respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and certain other matters regarding taxes. None of the parties’ obligations under the Tax Matters Agreement will be limited in amount or subject to any cap.

Allocation of Taxes

In general, KINS and CXApp will be liable for all U.S. federal, state, local and foreign taxes (and any related interest, penalties or audit adjustments) that are (i) imposed with respect to tax returns that include both CXApp and Inpixon, to the extent such taxes are attributable to CXApp or the Enterprise Apps Business, or (ii) imposed with respect to tax returns that include CXApp but not Inpixon, in each case, for tax periods (or portions thereof) beginning after the Distribution. Inpixon will generally be liable for taxes described in clauses (i) and (ii) above for tax periods (or portions thereof) ending on the date of or prior to the Distribution, and any and all Distribution Taxes, as defined in the Tax Matters Agreement (generally, taxes imposed with respect to the Separation, Contribution, and Distribution). However, CXApp and KINS may be liable for Distribution Taxes pursuant to indemnity obligations described below.

Indemnification Obligations

The Tax Matters Agreement generally provides for indemnification obligations between CXApp and KINS, on the one hand, and Inpixon, on the other hand. In particular, CXApp and KINS must indemnify Inpixon for taxes allocated to CXApp or KINS, as described above, and Inpixon must indemnify CXApp and KINS for taxes as allocated to Inpixon as described above, which would generally include Distribution Taxes. The Tax Matters Agreement, however, provides that KINS and CXApp may be liable for Distribution Taxes to the extent such taxes result from a breach of certain representations or restrictive covenants made by KINS and CXApp, as described below.

Preservation of the Intended Tax Treatment of Certain Aspects of the Transactions

The Distribution, together with certain related transactions, is intended to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. If the Distribution does not so qualify, the difference between the fair market value and the tax basis of the CXApp Shares distributed by Inpixon to the Inpixon securityholders will be taxable income to Inpixon.

Even if the Contribution and Distribution, taken together, otherwise qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, the Distribution would be taxable to Inpixon (but not to Inpixon securityholders ) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Inpixon or CXApp, directly or indirectly (including through acquisitions of the stock of New CXApp after the Merger), as part of a plan or series of related transactions that includes the Distribution. For purposes of this test, the Merger will be treated as part of a plan that includes the Distribution, but it is expected that the Merger standing alone will not cause the Distribution to be taxable to Inpixon under Section 355(e) of the Code because holders of CXApp Common Stock will own more than 50% of the common stock of New CXApp immediately following the Merger.

The Tax Matters Agreement will require KINS and CXApp to comply with the representations made in the materials submitted to legal counsel in connection with the Distribution Tax Opinion that Inpixon expects to receive regarding the intended tax treatment of the Distribution and certain related transactions. The Tax Matters Agreement will also include covenants restricting CXApp’s and KINS’ ability to take or fail to take any action if such action or failure to act could reasonably be expected to adversely affect the intended tax treatment. In particular, in the two years following the Distribution, such restrictive covenants will generally prevent KINS and CXApp from (i) entering into any transaction which could, when combined with other transactions (including the Merger), result in a 45% or greater change in ownership of KINS’ or CXApp’s equity as part of a plan or series of related transactions that includes the Distribution, (ii) ceasing the active conduct of certain of CXApp’s businesses, (iii) voluntarily dissolving or liquidating KINS or CXApp and (iv) causing, permitting, or agreeing to the sale, transfer, or disposal of assets of CXApp that, in the aggregate, constitute more than 30% of the consolidated gross assets of CXApp, in each case, unless CXApp obtains a private letter ruling from the IRS, an unqualified opinion of a nationally recognized tax advisor that such action will not cause a failure of the intended tax treatment, or Inpixon consents to the undertaking of such action. Notwithstanding receipt of such ruling, opinion or consent, in the event that such action causes a failure of the intended tax treatment, KINS and CXApp could be responsible for all taxes arising therefrom.

The Tax Matters Agreement is attached to this proxy statement/prospectus as Annex G.

Transition Services Agreement

In connection with the Separation, CXApp and Inpixon will enter into the Transition Services Agreement pursuant to which Inpixon and its affiliates and CXApp and its affiliates will provide to each other various non-technical services set forth in the Transition Services Agreement, which services are of the type that CXApp and Inpixon provided to, and received from, each other prior to the Separation. The fees for each of the transition services are set forth in the Transition Services Agreement. The Transition Services Agreement will terminate on the expiration of the term of the last service provided under it, and if no expiration date is provided for any transition service, then such transition service will terminate twelve months after the date of the Transition Services Agreement, provided that the receiving party shall have the right to an extension of each or any transition service for up to six months by providing written notice to providing party in advance of the original termination date for such transition service if, prior to such request for extension, the receiving party has used commercially reasonable efforts to establish analogous capabilities of its own. The parties will also discuss in good faith any subsequent requests to further extend the transition services. In addition, (i) the receiving party may terminate a transition service with prior written notice, with certain exceptions, (ii) either party may terminate the Transition Services Agreement in the event of an uncured material breach by the other party, upon bankruptcy or insolvency of the other party, or (iii) the parties may terminate a transition service or the Transition Service Agreement upon mutual agreement. CXApp does not anticipate that its net costs associated with the Transition Services Agreement will be materially different than the historical costs that have been allocated by Inpixon to CXApp related to these same services.

The Transition Services Agreement is attached to this proxy statement/prospectus as Annex F.

Organizational Structure

The diagram below depicts a simplified version of New CXApp’s organizational structure immediately following completion of the Merger and the Separation.

*	Inpixon securityholders will own 50% of New CXApp Common Stock plus one share.

Ownership of New CXApp following the Merger

It is anticipated that, upon the Closing (depending on the degree to which KINS Public Stockholders exercise their redemption rights), KINS Public Stockholders will own approximately 6.8% of New CXApp Common Stock, the Sponsor, BlackRock and related parties will own approximately 43.2% of New CXApp Common Stock, and the CXApp Stockholders (as of immediately after consummation of the Distribution) will own approximately 50.0% of New CXApp Common Stock (excluding New CXApp shares of Common Stock distributed to Inpixon for its existing interests in KINS). This ownership percentage with respect to New CXApp following the Business Combination does not take into account (i) shares underlying the Warrants outstanding following the Business Combination, or (ii) the issuance of any shares after the Closing of the Business Combination under any incentive plans. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by KINS’ existing stockholders in New CXApp will be different.

The ownership table below sets forth the anticipated ownership of New CXApp upon completion of the Business Combination assuming minimum redemptions and maximum redemptions of KINS Common Stock.

●	Assuming Minimum Redemptions: This scenario assumes that no additional KINS Public Stockholders exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account and that that Sponsor has exchanged its 6,150,000 shares of KINS Class B Common Stock for 5,211,909 shares of KINS Class A Common Stock immediately prior to the consummation of the Merger pursuant to the terms of the Sponsor Support Agreement.
●	Assuming Maximum Redemptions: This scenario assumes that 938,090 shares of KINS Class A Common Stock subject to redemption are redeemed for an aggregate payment of approximately $9.5 million (based on an estimated per share redemption price of $10.10 inclusive of amounts held in the Trust Account and estimated interest income and taxes) and that that Sponsor has exchanged its 6,150,000 shares of KINS Class B Common Stock for 6,149,999 shares of KINS Class A Common Stock immediately prior to the consummation of the Merger pursuant to the terms of the Sponsor Support Agreement. The Merger Agreement includes a condition to the Closing, that, at the Closing, the cash proceeds from the trust account, plus any amount raised pursuant to permitted equity financings prior to closing of the Merger in the aggregate equaling no less than $9.5 million.

The following table illustrates varying ownership levels in New CXApp, assuming consummation of the Business Combination and minimum redemptions and maximum redemptions by KINS Public Stockholders:

	Assuming Minimum Redemptions (Shares)						Assuming Maximum Redemptions (Shares)
	Class A	%	Class C	%	Total Shares	%	Class A	%	Class C	%	Total Shares	%
CXApp Stockholders(1)	690,000	5.0%	6,210,000	45.0%	6,900,000	50.0%	690,000	5.0%	6,210,000	45.0%	6,900,000	50.0%
KINS Public Stockholders(2)	938,090	6.8%	—	—%	938,090	6.8%	—	—%	—	—%	—	—%
Sponsor,BlackRock and related parties(3)(4)(5)(6)	5,961,909	43.2%	—	—%	5,961,909	43.2%	6,899,999	50.0%	—	—%	6,899,999	50.0%
Pro forma Common Stock	7,589,999	55.0%	6,210,000	45.0%	13,799,999	100.0%	7,589,999	55.0%	6,210,000	45.0%	13,799,999	100.0%
(1)	The New CXApp Class A Common Stock and the New CXApp Class C Common Stock will be identical in all respects, except that the New CXApp Class C Common Stock will be subject to transfer restrictions and will automatically convert into New CXApp Class A Common Stock on the earlier to occur of (i) the 180th day following the closing of the Merger and (ii) the day that the last reported sale price of the New CXApp Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period following the closing of the Merger.
(2)	Excludes 13,800,000 shares of New CXApp Class A Common Stock underlying the public warrants.
(3)	Excludes 10,280,000 shares of New CXApp Class A Common Stock underlying the private warrants.
(4)	Includes 225,000 shares of New CXApp Class A Common Stock held by BlackRock Investors assuming forfeiture to Sponsor of 525,000 shares of KINS Class B Common Stock prior to closing.
(5)	Includes 518,247 and 600,000 shares of New CXApp Class A Common Stock distributed to Inpixon for its existing interests in KINS under the Minimum Redemptions and Maximum Redemptions scenarios, respectively.
(6)	Pursuant to the Sponsor Support Agreement, the Sponsor and related parties have agreed that, subject to the limitations set forth therein, the total amount of shares of New CXApp Common Stock issued to CXApp Stockholders (as of immediately after consummation of the Distribution) at the Closing will exceed the total amount of shares of New CXApp Common Stock issued to all other parties at the Closing by one share.

KINS Special Meeting

Date, Time and Place of the KINS Special Meeting

The KINS Special Meeting will be held at, Eastern Time,         , 2022,        virtually via live webcast at          ,         to consider and vote upon the Transaction Proposals to be put to the KINS Special Meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the KINS Special Meeting, any of the Condition Precedent Proposals have not been approved.

Voting Power; Record Date

The KINS Stockholders will be entitled to vote or direct votes to be cast at the KINS Special Meeting if they owned KINS Common Stock, at the close of business on,       2022, which is the “KINS Record Date” for the KINS Special Meeting. KINS Stockholders will have one vote for each share of KINS Common Stock owned at the close of business on the KINS Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. KINS Warrants do not have voting rights in the KINS Special Meeting. As of the close of business on the KINS Record Date, there were        shares of KINS Common Stock issued and outstanding, of which               were issued and outstanding were KINS Public Shares.

As of the KINS Record Date, the Sponsor owned and was entitled to vote 6,150,000 shares of KINS Class B Common Stock, representing approximately 18.46% of the KINS Common Stock outstanding on that date. KINS currently expects that the Sponsor will vote its shares in favor of the Transaction Proposals and, pursuant to the Sponsor Support Agreement, the Sponsor has agreed to do so. Accordingly, it is expected that the shares of KINS Common Stock held by Sponsor will be sufficient to establish quorum and to pass all Transaction Proposals. As of the Record Date, CXApp did not beneficially hold any KINS Common Stock.

Quorum and Vote of KINS Stockholders

Pursuant to the Existing Bylaws, a quorum of KINS Stockholders is necessary to hold a valid meeting and a quorum will be present at the KINS Special Meeting if a majority of the issued and outstanding KINS Common Stock entitled to vote as of the KINS Record Date at the KINS Special Meeting is present in person or represented by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Sponsor as the holder of the KINS Founder Shares currently owns approximately 78.46% of the issued and outstanding shares of KINS Common Stock and such attendance will count towards this quorum. As of the KINS Record Date for the KINS Special Meeting, 3,919,046 shares of KINS Common Stock would be required to achieve a quorum.

Pursuant to the Existing Charter, approval of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary) requires the affirmative vote of at least a majority of the votes cast by the KINS Stockholders present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present. Approval of the Director Election Proposal requires the affirmative vote of at least a plurality of the votes cast by the KINS Stockholders present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present. Approval of the Charter Amendment Proposal requires the affirmative vote of (i) holders of a majority of the issued and outstanding shares of KINS Common Stock on the KINS Record Date, voting together as a single class, (ii) holders of a majority of the issued and outstanding shares of KINS Class A Common Stock on the KINS Record Date, voting separately as a class and (iii) holders of a majority of the issued and outstanding shares of KINS Class B Common Stock on the KINS Record Date, voting separately as a class. Approval of each of the Advisory Amendment Proposals requires the affirmative vote of holders of a majority of the issued and outstanding shares of KINS Common Stock on the KINS Record Date entitled to vote thereon at the KINS Special Meeting, voting together as a single class. Accordingly, assuming there is a quorum at the KINS Special Meeting, a KINS Stockholder’s failure to vote present in person or represented by proxy at the KINS Special Meeting, an abstention from voting with regard to the Business Combination Proposal, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary) and a broker non-vote will have no effect on such proposals. An abstention from voting and a broker non- vote will have the same effect as a vote “AGAINST” the Charter Amendment Proposal and the Advisory Amendment Proposals.

The Merger is conditioned upon the approval of the Condition Precedent Proposals, subject to the terms of the Merger Agreement. The Merger is not conditioned upon the approval of each of the Advisory Amendment Proposals and the Adjournment Proposals. Each of the Condition Precedent Proposals is cross- conditioned on the approval of each other. Each of the Advisory

Amendment Proposals and the Adjournment Proposal is not conditioned upon the approval of any other proposal. If the Business Combination Proposal is not approved, the other Transaction Proposals (except the Adjournment Proposal) will not be presented to the KINS Stockholders for a vote.

Redemption Rights

Holders of KINS Public Shares may seek to redeem their shares for cash, regardless of whether they vote for or against or abstain from voting on the Business Combination Proposal. Any stockholder holding KINS Public Shares as of the KINS Record Date who votes in favor of or against the Business Combination Proposal may demand that KINS redeem such shares for a full pro rata portion of the Trust Account, calculated as of two business days prior to the Closing. If a holder properly seeks redemption as described in this section and the Merger is consummated, KINS will redeem these shares out of funds legally available therefor for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Merger. CXApp will not be required to consummate the Merger if the Minimum Cash Condition is not met.

Notwithstanding the foregoing, a holder of KINS Public Shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the KINS Public Shares. Accordingly, all KINS Public Shares in excess of 15% held by a KINS Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group”, will not be redeemed for cash.

The Sponsor, as holder of the KINS Founder Shares, will not have redemption rights with respect to such shares.

Holders may demand redemption by delivering their stock to KINS’ transfer agent at least two business days prior to the KINS Special Meeting.

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that KINS’ transfer agent return the certificate (physically or electronically).

If the Merger is not approved or completed for any reason, then the KINS Public Stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, KINS will promptly return any shares delivered by public holders. If KINS would be left with less than $5,000,001 of net tangible assets as a result of the holders of KINS Public Shares properly demanding redemption of their shares for cash, KINS will not be able to consummate the Merger. Additionally, CXApp will not be required to consummate the Merger if the Minimum Cash Condition is not met.

If a holder of KINS Public Shares exercises his, her or its redemption rights, then he, she or it will be exchanging its shares of KINS Class A Common Stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares if you vote for or against or abstain from voting on the Business Combination Proposal and properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to KINS’ transfer agent prior to the vote at the KINS Special Meeting, and the Merger is consummated

Appraisal Rights

There are no appraisal rights available to KINS Stockholders in connection with the Merger.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. KINS has engaged Morrow Sodali to assist in the solicitation of proxies.

If a KINS Stockholder grants a proxy, it may still vote in person if it revokes its proxy before the KINS Special Meeting. A KINS Stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “KINS Special Meeting — Revoking Your Proxy.”

Interests of KINS’ Directors and Executive Officers in the Merger

When you consider the recommendation of the KINS Board in favor of approval of the Transaction Proposals in this proxy statement/prospectus, you should keep in mind that the Sponsor and KINS’ directors and executive officers have interests in the Merger that may be different from, or in addition to, those of the KINS Stockholders and warrant holders generally. The KINS Board was aware of and considered these interests, among other matters, in approving the terms of the Merger and in recommending to the KINS Stockholders that they vote to approve the Merger. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of KINS’ Directors and Officers in the Merger” for a discussion of these considerations.

When you consider the recommendation of the KINS Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial stockholders, including KINS’ directors and executive officers, have interests in such proposal that are different from, or in addition to, those of KINS’ Public Stockholders generally. These interests include, among other things, the interests listed below:

●	Unless extended by KINS Stockholders, if the Merger or another business combination is not consummated by the Liquidation Date, KINS will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding KINS Public Shares for cash and, subject to the approval of its remaining stockholders and the KINS Board, dissolving and liquidating. In such event, the 6,900,000 KINS Founder Shares, including the 6,150,000 KINS Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the KINS Initial Public Offering, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to the KINS Founder Shares. The KINS Founder Shares had an aggregate market value of $ based upon the closing price of $ per share on Nasdaq on, 2022, the KINS Record Date, of the KINS Class A Common Stock.
●	The Sponsor and the BlackRock Investors purchased an aggregate of 10,280,000 KINS Private Placement Warrants from KINS for an aggregate purchase price of $10,280,000 (or $1.00 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the KINS Initial Public Offering. A portion of the proceeds KINS received from these purchases were placed in the Trust Account. Such KINS Private Placement Warrants had an aggregate market value of $ based upon the closing price of $ per warrant on Nasdaq on, 2022, the KINS Record Date. The KINS Private Placement Warrants will become worthless if KINS does not consummate a business combination by Liquidation Date. See “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Summary of the Ancillary Agreements — Sponsor Support Agreement” for more information.
●	Pursuant to an indemnification agreement, the Sponsor has agreed to indemnify KINS to ensure that the proceeds in the Trust Account are not reduced below $10.10 per KINS Public Share, or such lesser per KINS Public Share amount as is in the Trust Account on the Liquidation Date, or such earlier date of liquidation of KINS, if and to the extent any claims by a vendor for services rendered or products sold to KINS, or a prospective target business with which KINS has discussed entering into a definitive agreement, reduce the amount of funds in the Trust Account, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.
●	KINS’ officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on KINS’ behalf, such as identifying and investigating possible business targets and business combinations. However, if KINS fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, KINS may not be able to reimburse these expenses if the merger or another business combination are not completed by the Liquidation Date.
●	The Sponsor entered into the Sponsor Support Agreement whereby the Sponsor agreed to, among other things, vote to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Sponsor Support Agreement. See “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Summary of the Ancillary Agreements — Sponsor Support Agreement” for more information.
●	Certain of KINS’ existing directors and officers, including Khurram P. Sheikh, Camillo Martino and Di-Ann Eisnor will continue to serve in various capacities on the board of directors or management of New CXApp after the Merger. See “— Management of New CXApp Following the Merger” for more information.
●	KINS’ existing directors and officers will be eligible for continued indemnification and continued coverage under KINS’ directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.

The Sponsor has agreed to vote all the founder shares and any other public shares purchased during or after KINS’ initial public offering in favor of the Business Combination, regardless of how the KINS Public Stockholders vote. Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the KINS Public Stockholders in connection with an initial business combination, the Sponsor and each director of KINS have agreed to, among other things, vote in favor of the Condition Precedent Proposals. As of the date of this proxy statement/ prospectus, the Sponsor currently owns 78.46% of the issued and outstanding KINS Common Stock and is expected to receive an additional 525,000 shares from the BlackRock Investors pursuant to the subscription agreements among KINS, Sponsor and the BlackRock Investors entered into in connection with the KINS initial public offering. See “— Related Agreements — Summary of the Ancillary Agreements — Sponsor Support Agreement” for more information.

In the event that the Sponsor or KINS’ directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from KINS Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares.

Subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, CXAPP or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors (including those who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares), (ii) enter into transactions with such investors and others to provide them with incentives not redeem their public shares, or (iii) execute agreements to purchase such public shares from such investors or enter into non-redemption agreements in the future. In the event that the Sponsor, CXApp or our or their respective directors, officers, advisors or respective affiliates purchase public shares in situations in which the tender offer rules restrictions on purchases would apply, they (a) would purchase the public shares at a price no higher than the price offered through the KINS redemption process (i.e., approximately $10.16 per share based on trust account figures as of June 30, 2022); (b) would represent in writing that such public shares will not be voted in favor of approving the Business Combination; and (c) would waive in writing any redemption rights with respect to the public shares so purchased.

To the extent any such purchases are made by the Sponsor, CXApp or our or their respective directors, officers, advisors or respective affiliates in situations in which the tender offer rules and restrictions on purchases apply, KINS will disclose in a Current Report on Form 8-K prior to the KINS stockholder meeting the following: (i) the number of KINS Public Shares purchased outside of the redemption offer, along with the purchase price(s) for such public shares; (ii) the purpose of any such purchases; (iii) the impact, if any, of the purchases on the likelihood that the Business Combination Proposal will be approved; (iv) the identities of the KINS securityholders who sold to the Sponsor, CXApp or our or their respective directors, officers, advisors or respective affiliates (if not purchased on the open market) or the nature of the securityholders (e.g., 5% securityholders) who sold such public shares; and (v) the number of ordinary shares for which KINS has received redemption requests pursuant to its redemption offer.

The purpose of such share purchases and other transactions would be to increase the likelihood of (x) satisfaction of the Minimum Cash Condition, (y) otherwise limiting the number of public shares electing to redeem and (z) KINS’ net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001. A purchase of warrants by the Sponsor, CXApp or our or their respective directors, officers, advisors or respective affiliates may have the effect of increasing share ownership of New CXApp on a fully diluted basis.

In addition, if such purchases are made, the public “float” of KINS Class A Common Stock may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor and KINS’ officers, directors and/or their affiliates anticipate that they may identify the stockholders with whom the Sponsor or KINS’ officers, directors or their affiliates may pursue privately negotiated purchases by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders (in the case of Class A Ordinary Shares) following our mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsor or KINS’ officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the Business Combination but only if such shares have not already been voted at the KINS stockholder meeting. The Sponsor and KINS’ officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by the Sponsor or KINS’ officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and KINS’ officers, directors and/or their affiliates will not make purchases of KINS Class A Common Stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Additionally, KINS has entered into registration rights agreement with the holders of the founder shares and KINS Private Placement Warrants. These holders have certain “piggy-back” registration rights to include their securities in other registration statements filed subsequent to our completion of the Merger and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. KINS will bear the expenses incurred in connection with the filing of any such registration statements.

KINS has also entered into a certain subscription rights agreement with the holder of the founder shares and KINS Private Placement Warrants, including the BlackRock Investors, which provides that such holders will automatically surrender to KINS and have KINS issue an equivalent number of new shares to the Sponsor for no consideration, and have no further right, title or interest in, a pro rata number of its founder shares, provided that the holder shall not be obligated to surrender to KINS any founder shares to the extent that the remaining number of founder shares held by the holder would be less than 30% of the founders shares held by the holder immediately prior to the determination date (which is on the date of the vote by the KINS Stockholders to approve the Merger or the business day immediately prior to the closing of the Merger.

The existence of financial and personal interests of one or more of KINS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KINS and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, KINS’ officers have interests in the Business Combination that may conflict with your interests as a stockholders. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of KINS’ Directors and Officers in the Merger” for a further discussion of these considerations.

Interests of CXApp’s Directors and Executive Officers in the Merger

Effective as of the closing of the Merger, Design Reactor, which will be a wholly owned subsidiary of New CXApp, will enter into a consulting agreement with Nadir Ali, the current Chief Executive Officer and director of Inpixon, pursuant to which Mr. Ali will provide advisory services in exchange for $180,000 in consulting fees.

Mr. Ali is also a controlling member of 3AM, LLC (“3AM”). 3AM is a member of Cardinal Venture Holdings LLC, a Delaware limited liability company (“CVH”), which owns certain interests in the Sponsor, and which may, in certain circumstances, be entitled to manage the affairs of CVH. Mr. Ali’s relationship may create, or appear to create, conflicts of interest between Mr. Ali’s obligations to New CXApp and its stockholders and his economic interests and possible fiduciary obligations in CVH through 3AM. For example, Mr. Ali may be in a position to influence or manage the affairs of CVH in a manner that may be viewed as contrary to the best interests of either New CXApp or CVH and their respective stakeholders.

Inpixon is a member of CVH and its contribution to CVH was used by CVH to fund the Sponsor’s purchase of securities in KINS.

In addition, Leon Papkoff, Inpixon’s Executive Vice President of Experience Apps since April 2021, is expected to serve as New CXApp’s Chief Product Officer after the Merger.

Recommendation of the KINS Board to the KINS Stockholders

The KINS Board has unanimously determined that the Business Combination Proposal is in the best interests of KINS and KINS Stockholders, has unanimously approved the Business Combination Proposal, and unanimously recommends that KINS Stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Amendment Proposal, “FOR” each of the proposals under the Advisory Amendment Proposal, “FOR” the Director Election Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented at the KINS Special Meeting.

Listing

The KINS Units, KINS Class A Common Stock and KINS Public Warrants are currently listed on Nasdaq under the symbols “KINZU,” “KINZ” and “KINZW,” respectively. Following the Merger, CXApp Class A Common Stock (including KINS Class A Common Stock issuable in the Merger) and New KINS Public Warrants will be listed on Nasdaq under the symbols “CXAI” and “CXAIW.” New CXApp will not have units traded following the closing of the Merger.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination (i) assuming that no additional shares of KINS’ outstanding Class A Common Stock are redeemed in connection with the Business Combination and (ii) assuming that the maximum number of KINS’ outstanding shares of Class A Common Stock are redeemed in connection with the Business Combination. For an illustration of the number of shares and percentage interests outstanding under each scenario see the section entitled Unaudited Pro Forma Condensed Combined Financial Information.

Minimum Redemption

Sources of Funds		Uses
(in millions)		(in millions)
Cash and investments held in Trust Account(1)	$9.5	New CXApp Common Stock issued to CXApp Stockholders(3)	$69.0
CXApp Contribution(2)	10.0	Transaction costs(4)	6.1
New CXApp Common Stock issued to CXApp Stockholders(3)	69.0	Cash to New CXApp Balance Sheet	13.4
Total Sources	$88.5	Total Uses	$88.5
(1)	As of June 30, 2022.
(2)	Represents the Inpixon contribution to CXApp in connection with the Separation and Distribution Agreement.
(3)	Shares issued to CXApp Stockholders are at a deemed value of $10.00 per share. Assumes 6,900,000 shares of New CXApp Common Stock issued. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more details.
(4)	Represents an estimated amount, inclusive of fees related to the Business Combination and related transactions.

Maximum Redemption

Sources of Funds		Uses
(in millions)		(in millions)
Cash and investments held in Trust Account(1)	$—	New CXApp Common Stock issued to CXApp Stockholders(3)	$69.0
CXApp Contribution(2)	10.0	Transaction costs(4)	6.1
New CXApp Common Stock issued to CXApp Stockholders(3)	69.0	Cash to New CXApp Balance Sheet	3.9
Total Sources	$79.0	Total Uses	$79.0
(1)	As of June 30, 2022. Assumes redemption of 938,090 shares of KINS Class A Common Stock at an estimated $10.10 per share. Assumes waiver of the Minimum Cash Condition as a condition to Closing.
(2)	Represents the Inpixon contribution to CXApp in connection with the Separation and Distribution Agreement.
(3)	Shares issued to CXApp Stockholders are at a deemed value of $10.00 per share. Assumes 6,900,000 shares of New CXApp Common Stock issued. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more details.

(4)	Represents an estimated amount, inclusive of fees related to the Business Combination and related transactions.

Expected Accounting Treatment of the Merger

The Business Combination is anticipated to be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, KINS is treated as the “acquired” company for financial reporting purposes. CXApp has been determined to be the accounting acquirer because CXApp, as a group, will retain a majority of the outstanding shares of New CXApp as of the closing of the Business Combination, CXApp’s management will comprise the majority of New CXApp, CXApp represents a significant majority of the assets of New CXApp, and CXApp’s business will comprise the ongoing operations of New CXApp.

United States Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Distribution, the Merger and the exercise of redemption rights, see “United States Federal Income Tax Considerations.”

Comparison of Corporate Governance and Stockholders’ Rights

Following the consummation of the Merger, the rights of KINS Common Stock who become holders of New CXApp Common Stock in the Merger will no longer be governed by KINS’ existing Governing Documents and instead will be governed by the Proposed Charter and the Proposed Bylaws. See “Comparison of Corporate Governance and Stockholders’ Rights” for more information.

Summary of Risk Factors

In addition to the other information contained in this proxy statement/prospectus, the following risks have the potential to impact the business and operations of New CXApp, CXApp and KINS. An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described in this proxy statement/prospectus, together with the other information contained in this proxy statement/ prospectus. These risk factors are not exhaustive and all investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of New CXApp, CXApp, KINS and the Merger. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe are immaterial could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to, the following (See “Risk Factors”). Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us,” or “our” refer to the business of CXApp and its subsidiaries prior to the consummation of the Merger, and New CXApp and its subsidiaries, including CXApp, following the consummation of the Merger.

●	We have a history of operating losses and there is no assurance that we will ever be able to earn sufficient revenue to achieve profitability or raise additional financing to successfully operate our business plan.
●	We rely on a limited number of key customers, the importance of which may vary dramatically from year to year, and a loss of one or more of these key customers may adversely affect our operating results.
●	We may need additional cash financing and any failure to obtain cash financing, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.
●	Our competitiveness depends significantly on our ability to keep pace with the rapid changes in our industry. Failure by us to anticipate and meet our customers’ technological needs could adversely affect our competitiveness and growth prospects.
●	KINS has identified a material weakness in its internal control over financial reporting. If KINS is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in KINS and materially and adversely affect its business and operating results.
●	Because the market price of shares of KINS Class A Common Stock will fluctuate, the CXApp equityholders cannot be sure of the value of the Merger consideration they will receive.

●	If the Merger is consummated, KINS Stockholders will experience dilution.
●	The Sponsor, its investors and its and their affiliates (which include members of the KINS Board and management) may receive a positive return on the 6,150,000 KINS Founder Shares owned by the Sponsor and 750,000 shares owned by the BlackRock Investors even if the KINS Public Stockholders experience a negative return on their investment after consummation of the Merger.
●	The consummation of the Merger is subject to a number of conditions and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed.
●	Since the Sponsor and KINS’ directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of KINS Stockholders, a conflict of interest may have existed in determining whether the Merger with CXApp is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.
●	The historical financial results of CXApp and unaudited pro forma combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Merger may differ materially.
●	Because CXApp is not conducting an underwritten offering of its securities, no underwriter has conducted a due diligence review of CXApp’s business, operations or financial condition or reviewed the disclosure in this proxy statement/prospectus.
●	Subsequent to the consummation of the Merger and the other transactions contemplated by the Merger Agreement, New CXApp may be required to take write-downs or write-offs, or the combined company may be subject to restructuring, impairment or other charges that could have a significant negative effect on New CXApp’s financial condition, results of operations and the price of New CXApp Common Stock, which could cause you to lose some or all of your investment.
●	If third parties bring claims against KINS, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.10 per share (which was the offering price per KINS Unit in the KINS Initial Public Offering).
●	The market price of New CXApp Common Stock may be volatile and fluctuate substantially, which could cause the value of your investment to decline.
●	The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the Nasdaq, require significant resources, increase our costs and distract our management, and we may be unable to comply with these requirements in a timely or cost- effective manner. New CXApp will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.
●	The Merger Agreement includes a Minimum Cash Condition as a Condition to the consummation of the Merger, which may make it more difficult for KINS to complete the Business Combination as contemplated and may delay the time period for liquidation in order for public stockholders to redeem shares.
●	There is no guarantee that a KINS Public Stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.
●	We may be subject to the Excise Tax included in the Inflation Reduction Act of 2022 in connection with redemptions of our common stock after December 31, 2022.
●	If we are not able to complete the Merger with CXApp in the prescribed timeframe nor able to complete another business combination by such date, we would cease all operations except for the purpose of winding up and we would redeem our shares of KINS Class A Common Stock and liquidate, in which case the KINS Public Stockholders may only receive $10.10 per share, or less than such amount in certain circumstances, and the KINS Warrants will expire worthless.

●	If we have not completed an initial business combination within 24 months from the closing of the KINS Initial Public Offering, the KINS Public Stockholders may be forced to wait beyond such 24 months before redemption from our trust account.
●	As a result of the Separation, we will lose Inpixon’s brand, reputation, capital base and other resources, and may experience difficulty operating as a standalone company.
●	Our historical combined financial data and pro forma financial statements are not necessarily representative of the results we would have achieved as a standalone company and may not be a reliable indicator of our future results.
●	If the Distribution, together with certain related transactions, fails to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, or the Merger fails to qualify as a reorganization under Section 368(a) of the Code, Inpixon and its stockholders could incur significant tax liabilities, and KINS and CXApp could be required to indemnify Inpixon for taxes that could be material, pursuant to indemnification obligations under the Tax Matters Agreement. If Inpixon is unable to pay the tax liabilities it owes to the IRS, it is possible that the IRS could pursue CXApp for such unpaid taxes.

Emerging Growth Company

KINS is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, KINS is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. KINS intends to take advantage of the benefits of this extended transition period.

KINS will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the KINS Initial Public Offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Regulatory Matters

None of KINS or CXApp are aware of any material regulatory approvals or actions that are required for completion of the Merger. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Smaller Reporting Company

KINS is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. KINS will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of its common equity held by non-affiliates exceeds $700 million as of the prior June 30th or (2) the market value of its common equity exceeds $250 million and its annual revenues exceeds $100 million during such fiscal year.

Selected Historical Financial Information of the Enterprise Apps Business

CXApp is providing the following summary historical financial information for Design Reactor and subsidiaries, which is the summary historical financial information for the Enterprise Apps Business, to assist you in your analysis of the financial aspects of the Business Combination.

The statements of operations data of Design Reactor and subsidiaries for the six months ended June 30, 2022 and the year ended December 31, 2021, and the balance sheet data as of June 30, 2022, are derived from the financial statements of Design Reactor and subsidiaries included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with the financial statements of Design Reactor and subsidiaries and related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Design Reactor, Inc. and Subsidiaries” included elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement are not indicative of the future performance of Design Reactor and subsidiaries.

June 30, 2022
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,150
Total current assets	$8,930
Total assets	$32,057
Total current liabilities	$8,618
Total liabilities	$9,250
Total parent’s net equity	$22,807

	For the Six Months	For the Year Ended
	Ended June 30, 2022	December 31, 2021
	(in thousands)	(in thousands)
Statement of Operations Data:
Revenues	$4,731	$6,368
Cost of revenues	1,129	1,646
Gross profit	3,602	4,722
Operating expenses:
Research and development	4,421	6,704
Sales and marketing	2,726	4,863
General and administrative	1,369	22,168
Acquisition-related costs	16	628
Impairment of goodwill	5,540	11,896
Amortization of intangibles	1,948	3,047
Total operating expenses	16,020	49,306
Loss from operations	(12,418)	(44,584)
Total other (expense) income	(225)	82
Income tax (expense) benefit	(62)	2,527
Net loss	$(12,705)	$(41,975)

Summary Unaudited Pro Forma Condensed Combined Financial Data

The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Information”) gives effect to the Business Combination and related transactions. The Business Combination is anticipated to be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, KINS is treated as the “acquired” company for financial reporting purposes. CXApp has been determined to be the accounting acquirer because CXApp, as a group, will retain a majority of the outstanding shares of New CXApp as of the closing of the Business Combination, CXApp’s management will comprise the majority of New CXApp, CXApp represents a significant majority of the assets of New CXApp, and CXApp’s business will comprise the ongoing operations of New CXApp. There will be no accounting effect or change in the carrying amount of the assets and liabilities as a result of the Business Combination. The summary unaudited pro forma condensed combined balance sheet as of June 30, 2022 gives effect to the Business Combination as if it had occurred on

June 30, 2022. The summary unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 gives effect to the Business Combination as if they had occurred on January 1, 2021.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of KINS and CXApp for the applicable periods included elsewhere in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what New CXApp’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of New CXApp following the reverse recapitalization.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of shares of KINS Common Stock:

●	Assuming Minimum Redemptions: This scenario assumes that no additional KINS Public Stockholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account and that that Sponsor has exchanged its 6,150,000 shares of KINS Class B Common Stock for 5,211,909 shares of KINS Class A Common Stock immediately prior to the consummation of the Merger pursuant to the terms of the Sponsor Support Agreement.
●	Assuming Maximum Redemptions: This scenario assumes that 938,090 shares of KINS Class A Common Stock subject to redemption are redeemed for an aggregate payment of approximately $9.5 million (based on an estimated per share redemption price of $10.10 inclusive of amounts held in the Trust Account and estimated interest income and taxes) and that that Sponsor has exchanged its 6,150,000 shares of KINS Class B Common Stock for 6,149,999 shares of KINS Class A Common Stock immediately prior to the consummation of the Merger pursuant to the terms of the Sponsor Support Agreement. The Merger Agreement includes a condition to the Closing, that, at the Closing, the cash proceeds from the trust account, plus any amount raised pursuant to permitted equity financings prior to closing of the Merger in the aggregate equaling no less than $9.5 million.

	Pro Forma Combined
	Assuming	Assuming
	Minimum	Maximum
	Redemptions	Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
For the Six Months Ended June 30, 2022
Net income	$4,528	$4,528
Basic and diluted net income per share – Class A Common Stock	$0.33	$0.33
Weighted average shares outstanding – Class A Common Stock	7,589,999	7,589,999
Basic and diluted net income per share – Class C Common Stock	$0.33	$0.33
Weighted average shares outstanding – Class C Common Stock	6,210,000	6,210,000
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
For the Year Ended December 31, 2021
Net loss	$(36,934)	$(36,934)
Basic and diluted net loss per share – Class A Common Stock	$(2.68)	$(2.68)
Weighted average shares outstanding – Class A Common Stock	7,589,999	7,589,999
Basic and diluted net loss per share – Class C Common Stock	$(2.68)	$(2.68)
Weighted average shares outstanding – Class C Common Stock	6,210,000	6,210,000
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data
As of June 30, 2022
Total assets	$39,564	$30,036
Total liabilities	$9,261	$9,261
Total stockholders’ equity	$30,303	$20,775

Market Price and Dividend Information

KINS

The KINS Units, KINS Class A Common Stock and KINS Public Warrants are currently listed on Nasdaq under the symbols “KINZU,” “KINZ” and “KINZW” respectively.

The closing price of the KINS Units, KINS Class A Common Stock and KINS Public Warrants on September 23, 2022 the last trading day before announcement of the execution of the Merger Agreement, was $10.22, $9.99 and $0.05, respectively. As of the KINS Record Date, the most recent closing price of the KINS Units, KINS Class A Common Stock and KINS Public Warrants was $          , $          and $             , respectively.

Holders of the KINS Units, KINS Class A Common Stock and KINS Public Warrants should obtain current market quotations for their securities. The market price of KINS’ securities could vary at any time before the Merger.

Holders

As of                 , 2022, there were           holders of record of the KINS Units,           holders of record of the separately traded KINS Class A Common Stock and            holders of record of the separately traded KINS Public Warrants.

Dividend Policy

KINS has not paid any cash dividends on KINS Common Stock to date and does not intend to pay cash dividends prior to the consummation of the Merger. The payment of cash dividends in the future will be dependent upon New CXApp’s revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of the Merger as well as contractual restrictions in the instruments governing our indebtedness. The payment of any cash dividends subsequent to the Merger will be within the discretion of the New CXApp Board at such time.

CXApp

Historical market price information for CXApp Capital Stock is not provided because there is no public market for any CXApp Capital Stock. For information regarding CXApp’s liquidity and capital resources, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Design Reactor, Inc. and Subsidiaries — Liquidity and Capital Resources”.

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, the following risks have the potential to impact the business and operations of CXApp. These risk factors are not exhaustive and all investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of CXApp and the Merger. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe are immaterial could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

Risks Related to the Business of CXApp

You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this proxy statement/prospectus. The risks and uncertainties described below are those that we have identified as material but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, economic conditions, geopolitical events, changes in laws, regulations or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters or other disruptions of expected business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity and financial condition.

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to CXApp prior to the consummation of the Merger.

We have a history of operating losses and there is no assurance that we will ever be able to earn sufficient revenue to achieve profitability or raise additional financing to successfully operate our business plan.

We have a history of operating losses and may not earn sufficient revenue to support our operations. We have incurred recurring net losses of approximately $41.9 million and $12.9 million for the fiscal years ended 2021 and 2020, respectively, and net losses of approximately $12.7 million and $9.4 million for the six months ended June 30, 2022 and 2021, respectively. Our continuation is dependent upon attaining and maintaining profitable operations and raising additional capital as needed, but there can be no assurance that we will be able to raise any further financing.

Our ability to generate positive cash flow from operations is dependent upon sustaining certain cost reductions and generating sufficient revenues. Our operations have primarily been funded by our previous parent company with proceeds from public and private offerings of capital stock and secured and unsecured debt instruments. Based on our current business plan, we may need additional capital to support our operations, which may be satisfied with additional debt or equity financings. Future financings through equity offerings by us will be dilutive to existing stockholders. In addition, the terms of securities we may issue in future capital transactions may be more favorable to new investors than our current investors. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other derivative securities. We may also issue incentive awards under our equity incentive plans, which may have additional dilutive effects. We may also be required to recognize non-cash expenses in connection with certain securities we may issue in the future such as convertible notes and warrants, which would adversely impact our financial condition and results of operations. Our ability to obtain needed financing may be impaired by factors, including the condition of the economy and capital markets, both generally and specifically in our industry, and the fact that we are not profitable, which could affect the availability or cost of future financing. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, we may need to reduce our operations by, for example, selling certain assets or business segments.

Failure to manage or protect growth may be detrimental to our business because our infrastructure may not be adequate for expansion.

Our corporate strategy contemplates potential future acquisitions and to the extent we acquire other businesses, we will also need to integrate and assimilate new operations, technologies and personnel. The integration of new personnel will continue to result in some disruption to ongoing operations. The ability to effectively manage growth in a rapidly evolving market requires effective planning and management processes. We will need to continue to improve operational, financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force. There can be no assurance that we would be able to accomplish such an expansion on a timely basis. If we are unable to effect any required expansion and is unable to perform its contracts on a timely and satisfactory basis, its reputation and eligibility to secure additional contracts in the future could be damaged. The failure to perform could also result in contract terminations and significant liability. Any such result would adversely affect our business and financial condition.

We will need to increase the size of our organization, and we may experience difficulties in managing growth, which could hurt our financial performance.

In order to manage our future growth, we will need to continue to improve our management, operational and financial controls and our reporting systems and procedures. All of these measures will require significant expenditures and will demand the attention of management. If we do not continue to enhance our management personnel and our operational and financial systems and controls in response to growth in our business, we could experience operating inefficiencies that could impair our competitive position and could increase our costs more than we had planned. If we are unable to manage growth effectively, our business, financial condition and operating results could be adversely affected.

Our business depends on experienced and skilled personnel, and if we are unable to attract and integrate skilled personnel, it will be more difficult for us to manage our business and complete contracts.

The success of our business depends on the skill of our personnel. Accordingly, it is critical that we maintain, and continue to build, a highly experienced management team and specialized workforce, including those who create software programs and sales professionals. Competition for personnel with skill sets specific to our industry is high, and identifying candidates with the appropriate qualifications can be costly and difficult. We may not be able to hire the necessary personnel to implement our business strategy given our anticipated hiring needs, or we may need to provide higher compensation or more training to our personnel than we currently anticipate.

Our business is labor intensive and our success depends on our ability to attract, retain, train and motivate highly skilled employees, including employees who may become part of our organization in connection with our acquisitions. The increase in demand for consulting, technology integration and managed services has further increased the need for employees with specialized skills or significant experience in these areas. Our ability to expand our operations will be highly dependent on our ability to attract a sufficient number of highly skilled employees and to retain our employees and the employees of companies that we have acquired. We may not be successful in attracting and retaining enough employees to achieve our desired expansion or staffing plans. Furthermore, the industry turnover rates for these types of employees are high and we may not be successful in retaining, training or motivating our employees. Any inability to attract, retain, train and motivate employees could impair our ability to adequately manage and complete existing projects and to accept new customer engagements. Such inability may also force us to increase our hiring of independent contractors, which may increase our costs and reduce our profitability on customer engagements. We must also devote substantial managerial and financial resources to monitoring and managing our workforce. Our future success will depend on our ability to manage the levels and related costs of our workforce.

In the event we are unable to attract, hire and retain the requisite personnel and subcontractors, we may experience delays in completing contracts in accordance with project schedules and budgets, which may have an adverse effect on our financial results, harm our reputation and cause us to curtail our pursuit of new contracts. Further, any increase in demand for personnel may result in higher costs, causing us to exceed the budget on a contract, which in turn may have an adverse effect on our business, financial condition and operating results and harm our relationships with our customers.

Any future acquisitions that we may make could disrupt our business, cause dilution to our stockholders and harm our business, financial condition or operating results.

If we are successful in consummating acquisitions, those acquisitions could subject us to a number of risks, including, but not limited to:

●	the purchase price we pay and/or unanticipated costs could significantly deplete our cash reserves or result in dilution to our existing stockholders;
●	we may find that the acquired company or technologies do not improve our market position as planned;
●	we may have difficulty integrating the operations and personnel of the acquired company, as the combined operations will place significant demands on our management, technical, financial and other resources;

●	key personnel and customers of the acquired company may terminate their relationships with the acquired company as a result of the acquisition;
●	we may experience additional financial and accounting challenges and complexities in areas such as tax planning and financial reporting;
●	we may assume or be held liable for risks and liabilities (including environmental-related costs) as a result of our acquisitions, some of which we may not be able to discover during our due diligence investigation or adequately adjust for in our acquisition arrangements;
●	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;
●	we may incur one-time write-offs or restructuring charges in connection with the acquisition;
●	we may acquire goodwill and other intangible assets that are subject to amortization or impairment tests, which could result in future charges to earnings; and
●	we may not be able to realize the cost savings or other financial benefits we anticipated.

We cannot assure you that, following any acquisition, our continued business will achieve sales levels, profitability, efficiencies or synergies that justify the acquisition or that the acquisition will result in increased earnings for us in any future period. These factors could have a material adverse effect on our business, financial condition and operating results.

Insurance and contractual protections may not always cover lost revenue, increased expenses or liquidated damages payments, which could adversely affect our financial results.

Although we maintain insurance and intend to obtain warranties from suppliers, obligate subcontractors to meet certain performance levels and attempt, where feasible, to pass risks we cannot control to our customers, the proceeds of such insurance or the warranties, performance guarantees or risk sharing arrangements may not be adequate to cover lost revenue, increased expenses or liquidated damages payments that may be required in the future.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We may be subject to claims that we and our employees may have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers or competitors. Litigation may be necessary to defend against these claims. We may be subject to unexpected claims of infringement of third party intellectual property rights, either for intellectual property rights of which we are not aware, or for which we believe are invalid or narrower in scope than the accusing party. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel or be enjoined from selling certain products or providing certain services. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain products, which could severely harm our business.

Adverse judgments or settlements in legal proceedings could materially harm our business, financial condition, operating results and cash flows.

We may be a party to claims that arise from time to time in the ordinary course of our business, which may include those related to, for example, contracts, sub-contracts, protection of confidential information or trade secrets, adversary proceedings arising from customer bankruptcies, employment of our workforce and immigration requirements or compliance with any of a wide array of state and federal statutes, rules and regulations that pertain to different aspects of our business. We may also be required to initiate expensive litigation or other proceedings to protect our business interests. There is a risk that we will not be successful or otherwise be able to satisfactorily resolve any such claims or litigation. In addition, litigation and other legal claims are subject to inherent uncertainties. Those uncertainties include, but are not limited to, litigation costs and attorneys’ fees, unpredictable judicial or jury decisions and the differing laws and judicial proclivities regarding damage awards among the states in which we operate. Unexpected outcomes in such legal proceedings, or changes in management’s evaluation or predictions of the likely outcomes of such proceedings

(possibly resulting in changes in established reserves), could have a material adverse effect on our business, financial condition, results of operations and cash flows. Due to recurring losses and net capital deficiency, our current financial status may increase our default and litigation risks and may make us more financially vulnerable in the face of threatened litigation.

The loss of key personnel may adversely affect our operations.

Our success depends to a significant extent upon the operation, experience, and continued services of certain of our officers, and other key personnel. While our key personnel are employed under employment contracts, there is no assurance we will be able to retain their services. The loss of our key personnel could have an adverse effect on us. If certain of our executive officers were to leave we would face substantial difficulty in hiring a qualified successor and could experience a loss in productivity while any successor obtains the necessary training and experience. Furthermore, we do not maintain “key person” life insurance on the lives of any executive officer and their death or incapacity would have a material adverse effect on us. The competition for qualified personnel is intense, and the loss of services of certain key personnel could adversely affect our business.

Internal system or service failures could disrupt our business and impair our ability to effectively provide our services and products to our customers, which could damage our reputation and adversely affect our revenues and profitability.

Any system or service disruptions, on our hosted cloud infrastructure or those caused by ongoing projects to improve our information technology systems and the delivery of services, if not anticipated and appropriately mitigated, could have a material adverse effect on our business including, among other things, an adverse effect on our ability to bill our customers for work performed on our contracts, collect the amounts that have been billed and produce accurate financial statements in a timely manner. We are also subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, cyber security threats, natural disasters, power shortages, terrorist attacks or other events, which could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims and damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our future results could be adversely affected.

Systems failures could damage our reputation and adversely affect our revenues and profitability.

Many of the systems and networks that we develop, install and maintain for our customers on premise or host on our infrastructure involve managing and protecting confidential information and other sensitive corporate and government information. While we have programs designed to comply with relevant privacy and security laws and restrictions, if a system or network that we develop, install or maintain were to fail or experience a security breach or service interruption, whether caused by us, third-party service providers, cyber security threats or other events, we may experience loss of revenue, remediation costs or face claims for damages or contract termination. Any such event could cause serious harm to our reputation and prevent us from having access to or being eligible for further work on such systems and networks. Our errors and omissions liability insurance may be inadequate to compensate us for all of the damages that we may incur and, as a result, our future results could be adversely affected.

We may enter into joint venture, teaming and other arrangements, and these activities involve risks and uncertainties. A failure of any such relationship could have material adverse results on our business and results of operations.

We may enter into joint venture, teaming and other arrangements. These activities involve risks and uncertainties, including the risk of the joint venture or applicable entity failing to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments, the challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and our partners and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. A failure of our business relationships could have a material adverse effect on our business and results of operations.

Our business and operations expose us to numerous legal and regulatory requirements and any violation of these requirements could harm our business.

We are subject to numerous federal, state and foreign legal requirements on matters as diverse as data privacy and protection, employment and labor relations, immigration, taxation, anticorruption, import/ export controls, trade restrictions, internal control and disclosure control obligations, securities regulation and anti-competition. Compliance with diverse and changing legal requirements is costly, time-consuming and requires significant resources. We are also focused on expanding our business in certain identified growth areas, such as health information technology, energy and environment, which are highly regulated and may expose us to increased compliance risk. Violations of one or more of these diverse legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations.

If we do not adequately protect our intellectual property rights, we may experience a loss of revenue and our operations and growth prospects may be materially harmed.

We have not registered copyrights on any of the software we have developed, and while we may register copyrights in the software if needed before bringing suit for copyright infringement, such registration can introduce delays before suit of over three years and can constrain damages for infringement. We rely upon confidentiality agreements signed by our employees, consultants and third parties to protect our intellectual property. We cannot assure you that we can adequately protect our intellectual property or successfully prosecute actual or potential infringement of our intellectual property rights. In addition, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights of ours or that we will be able to successfully resolve these types of conflicts to our satisfaction. Our failure to protect our intellectual property rights may result in a loss of revenue and could materially adversely affect our operations and financial condition.

In addition, any patents issued in the future may not provide us with any competitive advantages, and our patent applications may never be granted. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are complex and often uncertain and are subject to change that can affect validity of patents issued under previous legal standards, particularly with respect to the law of subject matter eligibility. Our inability to protect our property rights could adversely affect our financial condition, operating results and growth prospects.

Our proprietary software is protected by common law copyright laws, as opposed to registration under copyright statutes. We have not registered copyrights on any of the proprietary software we have developed. Our performance and ability to compete are dependent to a significant degree on our proprietary technology. Common law protection may be narrower than that which we could obtain under registered copyrights. As a result, we may experience difficulty in enforcing our copyrights against certain third party infringements. As part of our confidentiality-protection procedures, we generally enter into agreements with our employees and consultants and limit access to, and distribution of, our software, documentation and other proprietary information. There can be no assurance that the steps we have taken will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable.

The laws of other countries may afford us little or no protection of our intellectual property. We also rely on a variety of technology that we license from third parties. There can be no assurance that these third party technology licenses will continue to be available to us on commercially reasonable terms, if at all. The loss of or inability to maintain or obtain upgrades to any of these technology licenses could result in delays in completing software enhancements and new development until equivalent technology could be identified, licensed or developed and integrated. Any such delays would materially and adversely affect our business.

The growth of our business is dependent on increasing sales to our existing customers and obtaining new customers, which, if unsuccessful, could limit our financial performance.

Our ability to increase revenues from existing customers by identifying additional opportunities to sell more of our products and services and our ability to obtain new customers depends on a number of factors, including our ability to offer high quality products and services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing departments. If we are not able to continue to increase sales of our products and services to existing customers or to obtain new customers in the future, we may not be able to increase our revenues and could suffer a decrease in revenues as well.

Our competitiveness depends significantly on our ability to keep pace with the rapid changes in our industry. Failure by us to anticipate and meet our customers’ technological needs could adversely affect our competitiveness and growth prospects.

We operate and compete in an industry characterized by rapid technological innovation, changing customer needs, evolving industry standards and frequent introductions of new products, product enhancements, services and distribution methods. Our success depends on our ability to develop expertise with these new products, product enhancements, services and distribution methods and to implement solutions that anticipate and respond to rapid changes in technology, the industry, and customer needs. The introduction of new products, product enhancements and distribution methods could decrease demand for current products or render them obsolete. Sales of products and services can be dependent on demand for specific product categories, and any change in demand for or supply of such products could have a material adverse effect on our net sales if we fail to adapt to such changes in a timely manner.

There can be no assurances that consumer or commercial demand for our future products will meet, or even approach, our expectations. In addition, our pricing and marketing strategies may not be successful.

Lack of customer demand, a change in marketing strategy and changes to our pricing models could dramatically alter our financial results. Unless we are able to release location based products that meet a significant market demand, we will not be able to improve our financial condition or the results of our future operations.

If we unable to sell additional products and services to our customers and increase our overall customer base, our future revenue and operating results may suffer.

Our future success depends, in part, on our ability to expand the deployment of technologies with existing customers and finding new customers to sell our products and services to. This may require increasingly sophisticated and costly sales efforts and may not result in additional sales. In addition, the rate at which our customers purchase additional products and services, and our ability to attract new customers, depends on a number of factors, including the perceived need for indoor mapping products and services, as well as general economic conditions. If our efforts to sell additional products and services are not successful, our business may suffer.

We operate in a highly competitive market and we may be required to reduce the prices for some of our products and services to remain competitive, which could adversely affect our results of operations.

Our industry is developing rapidly and related technology trends are constantly evolving. In this environment, we face, among other things, significant price competition from our competitors. As a result, we may be forced to reduce the prices of the products and services we sell in response to offerings made by our competitors and may not be able to maintain the level of bargaining power that we have enjoyed in the past when negotiating the prices of our products and services.

Our profitability is dependent on the prices we are able to charge for our products and services. The prices we are able to charge for our products and services are affected by a number of factors, including:

●	our customers’ perceptions of our ability to add value through our products and services;
●	introduction of new products or services by us or our competitors;
●	our competitors’ pricing policies;
●	our ability to charge higher prices where market demand or the value of our products or services justifies it;
●	procurement practices of our customers; and
●	general economic and political conditions.

If we are not able to maintain favorable pricing for our products and services, our results of operations could be adversely affected.

A delay in the completion of our customers’ budget processes could delay purchases of our products and services and have an adverse effect on our business, operating results and financial condition.

We rely on our customers to purchase products and services from us to maintain and increase our earnings, and customer purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. If sales expected from a specific customer are not realized when anticipated or at all, our results could fall short of public expectations and our business, operating results and financial condition could be materially adversely affected.

Digital threats such as cyber-attacks, data protection breaches, computer viruses or malware may disrupt our operations, harm our operating results and damage our reputation, and cyber-attacks or data protection breaches on our customers’ networks, or in cloud-based services provided by or enabled by us, could result in liability for us, damage our reputation or otherwise harm our business.

Despite our implementation of network security measures, the products and services we sell to customers, and our servers, data centers and the cloud based solutions on which our data, and data of our customers, suppliers and business partners are stored, are vulnerable to cyber-attacks, data protection breaches, computer viruses, and similar disruptions from unauthorized tampering or human error. Any such event could compromise our networks or those of our customers, and the information stored on our networks or those of our customers could be accessed, publicly disclosed, lost or stolen, which could subject us to liability to our customers, business partners and others, and could have a material adverse effect on our business, operating results, and financial condition and may cause damage to our reputation. Efforts to limit the ability of malicious third parties to disrupt the operations of the Internet or undermine our own security efforts may be costly to implement and meet with resistance, and may not be successful. Breaches of network security in our customers’ networks, or in cloud based services provided by or enabled by us, regardless of whether the breach is attributable to a vulnerability in our products or services, could result in liability for us, damage our reputation or otherwise harm our business.

Any failures or interruptions in our services or systems could damage our reputation and substantially harm our business and results of operations.

Our success depends in part on our ability to provide reliable remote services, technology integration and managed services to our customers. The operations of our cloud based applications and analytics are susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks and similar events. We could also experience failures or interruptions of our systems and services, or other problems in connection with our operations, as a result of:

●	damage to or failure of our computer software or hardware or our connections;
●	errors in the processing of data by our systems;
●	computer viruses or software defects;
●	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events;
●	increased capacity demands or changes in systems requirements of our customers; and
●	errors by our employees or third-party service providers.

Any production interruptions for any reason, such as a natural disaster, epidemic, capacity shortages, or quality problems, at one of our manufacturing partners would negatively affect sales of product lines manufactured by that manufacturing partner and adversely affect our business and operating results.

Any interruptions in our systems or services could damage our reputation and substantially harm our business and results of operations. While we maintain disaster recovery plans and insurance with coverage we believe to be adequate, claims may exceed insurance coverage limits, may not be covered by insurance or insurance may not continue to be available on commercially reasonable terms.

We rely on a limited number of key customers, the importance of which may vary dramatically from year to year, and a loss of one or more of these key customers may adversely affect our operating results.

Our top three customers accounted for approximately 27% and 32% of our gross revenue during the years ended December 31, 2021 and 2020, respectively. One customer accounted for 12% of our gross revenue in 2021, and a separate customer accounted for 15% of our gross revenue in 2020 with one other customer who accounted for 10% of gross revenue in the 2020 year; however, each of these customers may or may not continue to be a significant contributor to revenue in 2022. The loss of a significant amount of business from one of our major customers would materially and adversely affect our results of operations until such time, if ever, as we are able to replace the lost business. Significant customers or projects in any one period may not continue to be significant customers or projects in other periods. To the extent that we are dependent on any single customer, we are subject to the risks faced by that customer to the extent that such risks impede the customer’s ability to stay in business and make timely payments to us.

We may need additional cash financing and any failure to obtain cash financing, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

While we believe that we have sufficient cash funds to satisfy our working capital needs for the next 12 months, we expect that we may need to raise funds in order to continue our operations and implement our plans to grow our business. However, if we decide to seek additional capital, we may be unable to obtain financing on terms that are acceptable to us or at all. If we are unable to raise the required cash, our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges could be limited.

If we cannot collect our receivables or if payment is delayed, our business may be adversely affected by our inability to generate cash flow, provide working capital or continue our business operations.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for products received from us and any work performed by us. The timely collection of our receivables allows us to generate cash flow, provide working capital and continue our business operations. Our customers may fail to pay or delay the payment of invoices for a number of reasons, including financial difficulties resulting from macroeconomic conditions or lack of an approved budget. An extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to timely collect our receivables from our customers for any reason, our business and financial condition could be adversely affected.

If our products fail to satisfy customer demands or to achieve increased market acceptance our results of operations, financial condition and growth prospects could be materially adversely affected.

The market acceptance of our products are critical to our continued success. Demand for our products is affected by a number of factors beyond our control, including continued market acceptance, the timing of development and release of new products by competitors, technological change, and growth or decline in the mobile device management market. We expect the proliferation of mobile devices to lead to an increase in the data security demands of our customers, and our products may not be able to scale and perform to meet those demands. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of these products, our business operations, financial results and growth prospects will be materially and adversely affected.

Defects, errors, or vulnerabilities in our products or services or the failure of such products or services to prevent a security breach, could harm our reputation and adversely affect our results of operations.

Because our location based security products and services are complex, they have contained and may contain design or manufacturing defects or errors that are not detected until after their commercial release and deployment by customers. Defects may cause such products to be vulnerable to advanced persistent threats (“APTs”) or security attacks, cause them to fail to help secure information or temporarily interrupt customers’ networking traffic. Because the techniques used by hackers to access sensitive information change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques and provide a solution in time to protect customers’ data. In addition, defects or errors in our subscription updates or products could result in a failure to effectively update customers’ hardware products and thereby leave customers vulnerable to APTs or security attacks.

Any defects, errors or vulnerabilities in our products could result in:

●	expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work-around errors or defects or to address and eliminate vulnerabilities;
●	delayed or lost revenue;
●	loss of existing or potential customers or partners;
●	increased warranty claims compared with historical experience, or increased cost of servicing warranty claims, either of which would adversely affect gross margins; and
●	litigation, regulatory inquiries, or investigations that may be costly and harm our reputation.

Our current research and development efforts may not produce successful products or features that result in significant revenue, cost savings or other benefits in the near future. If we do not realize significant revenue from our research and development efforts, our business and operating results could be adversely affected.

Developing products and related enhancements in our field is expensive. Investments in research and development may not result in significant design improvements, marketable products or features or may result in products that are more expensive than anticipated. We may not achieve the cost savings or the anticipated performance improvements expected, and we may take longer to generate revenue from products in development, or generate less revenue than expected.

Our future plans include significant investments in research and development and related product opportunities. Our management believes that we must continue to dedicate a significant amount of resources to research and development efforts to maintain a competitive position. However, we may not receive significant revenue from these investments in the near future, or these investments may not yield the expected benefits, either of which could adversely affect our business and operating results.

Global events such as the lasting impact of the COVID-19 pandemic and other general economic factors may impact our results of operations.

While the impact of the COVID-19 pandemic is generally subsiding, the lasting impact on our business and results of operations continues to remain uncertain. While we were able to continue operations remotely throughout the pandemic, we have and may continue to see a continued impact of the pandemic in the deployment and implementation of our products and services as return to office initiatives remain ongoing. In addition, other global events, such as the recent military conflict between Russian and Ukraine and other general economic factors that are beyond our control beyond our control may impact our results of operations. These factors can include interest rates; recession; inflation; unemployment trends; the threat or possibility of war, terrorism or other global or national unrest; political or financial instability; and other matters that influence our customers spending. Increasing volatility in financial markets and changes in the economic climate could adversely affect our results of operation. While we have been able to realize growth in the six months ended June 30, 2022 as compared to the same periods in 2021, the impact that these global events will have on general economic conditions is continuously evolving and the ultimate impact that they will have on our results of operations continues to remain uncertain. There are no assurances that we will be able to continue to experience the same growth or not be materially adversely effected.

Our international business exposes us to geo-political and economic factors, legal and regulatory requirements, public health and other risks associated with doing business in foreign countries.

We provide our products and services to customers worldwide. These risks differ from and potentially may be greater than those associated with our domestic business.

Our international business is sensitive to changes in the priorities and budgets of international customers and geo-political uncertainties, which may be driven by changes in threat environments and potentially volatile worldwide economic conditions, various regional and local economic and political factors, risks and uncertainties, as well as U.S. foreign policy.

Our international sales are also subject to local government laws, regulations and procurement policies and practices, which may differ from U.S. Government regulations, including regulations relating to import- export control, investments, exchange controls and repatriation of earnings, as well as to varying currency, geo-political and economic risks. Our international contracts may include industrial cooperation agreements requiring specific in-country purchases, manufacturing agreements or financial support obligations, known as offset obligations, and provide for penalties if we fail to meet such requirements. Our international contracts may also be subject to termination at the customer’s convenience or for default based on performance, and may be subject to funding risks. We also are exposed to risks associated with using foreign representatives and consultants for international sales and operations and teaming with international subcontractors, partners and suppliers in connection with international programs. As a result of these factors, we could experience award and funding delays on international programs and could incur losses on such programs, which could negatively affect our results of operations and financial condition.

We are also subject to a number of other risks including:

●	the absence in some jurisdictions of effective laws to protect our intellectual property rights;
●	multiple and possibly overlapping and conflicting tax laws;
●	restrictions on movement of cash;
●	the burdens of complying with a variety of national and local laws;
●	political instability;
●	currency fluctuations;
●	longer payment cycles;
●	restrictions on the import and export of certain technologies;
●	price controls or restrictions on exchange of foreign currencies; and
●	trade barriers.

In addition, our international operations (or those of our business partners) could be subject to natural disasters such as earthquakes, tsunamis, flooding, typhoons and volcanic eruptions that disrupt manufacturing or other operations. There may be conflict or uncertainty in the countries in which we operate, including public health issues (for example, an outbreak of a contagious disease such as 2019-Novel Coronavirus (2019-nCoV), avian influenza, measles or Ebola), safety issues, natural disasters, fire, disruptions of service from utilities, nuclear power plant accidents or general economic or political factors. With respect to political factors, the United Kingdom’s 2016 referendum, commonly referred to as “Brexit,” has created economic and political uncertainty in the European Union. Also, the European Union’s General Data Protection Regulation imposes significant new requirements on how we collect, process and transfer personal data, as well as significant fines for non-compliance. Any of the above risks, should they occur, could result in an increase in the cost of components, production delays, general business interruptions, delays from difficulties in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, longer payment cycles, increased taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have a material adverse effect on our business.

Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations, and we do not expect these conditions to improve in the near future.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and elsewhere around the world. Weak economic conditions generally, sustained uncertainty about global economic conditions, or a prolonged or further tightening of credit markets could cause our customers and potential customers to postpone or reduce spending on technology products or services or put downward pressure on prices, which could have an adverse effect on our business, results of operations or cash flows. Concerns over inflation, energy costs, geopolitical issues and the availability of credit, in the U.S. have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices and wavering business and consumer confidence, have precipitated an economic slowdown and uncertain global outlook. Domestic and international equity markets have been experiencing heightened volatility and turmoil.

These events and the continuing market upheavals may have an adverse effect on our business. In the event of extreme prolonged market events, such as the global economic recovery, we could incur significant losses.

Changes in U.S. administrative policy, including changes to existing trade agreements and any resulting changes in international relations, could adversely affect our financial performance and supply chain economics.

As a result of changes to U.S. administrative policy, among other possible changes, there may be (i) changes to existing trade agreements; (ii) greater restrictions on free trade generally; and (iii) significant increases in tariffs on goods imported into the United States, particularly those manufactured in China. China is currently a leading global source of hardware products, including the hardware products that we use. In January 2020, the U.S. and China entered into Phase One of the Economic and Trade Agreement Between the United States of America and the People’s Republic of China (the “Phase One Trade Agreement”). The Phase One Trade Agreement takes steps to ease certain trade tensions between the U.S. and China, including tensions involving intellectual property theft and forced intellectual property transfers by China. Although the Phase One Trade Agreement is an encouraging sign of progress in the trade negotiations between the U.S. and China, questions still remain as to the enforcement of its terms, the resolution of a number of other points of dispute between the parties, and the prevention of further tensions. If the U.S.-China trade dispute re-escalates or relations between the United States and China deteriorate, these conditions could adversely affect our ability to source our hardware products and therefore our ability to manufacture our products. Our ability to manufacture our products could also be affected by economic uncertainty, in China or by our failure to establish a positive reputation and relationships in China. The occurrence of any of these events could have an adverse effect on our ability to source the components necessary to manufacture our products, which, in turn, could cause our long-term business, financial condition and operating results to be materially adversely affected.

There is also a possibility of future tariffs, trade protection measures, import or export regulations or other restrictions imposed on our products or on our customers by the United States, China or other countries that could have a material adverse effect on our business. A significant trade disruption or the establishment or increase of any tariffs, trade protection measures or restrictions could result in lost sales adversely impacting our reputation and business. A trade war, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where we currently do business or any resulting negative sentiments towards the United States could adversely affect our supply chain economics, consolidated revenue, earnings and cash flow.

We intend to use and leverage open source technology in which may create risks of security weaknesses.

Some parts of our technology may be based on open-source technology. There is a risk that the development team or other third parties may intentionally or unintentionally introduce weaknesses or bugs into the core infrastructure elements of our technology solutions interfering with the use of such technology or causing loss to us.

We may not be able to develop new products or enhance our product to keep pace with our industry’s rapidly changing technology and customer requirements.

The industry in which we operate is characterized by rapid technological changes, new product introductions, enhancements, and evolving industry standards. Our business prospects depend on our ability to develop new products and applications for our technology in new markets that develop as a result of technological and scientific advances, while improving performance and cost-effectiveness. New technologies, techniques or products could emerge that might offer better combinations of price and performance than the blockchain technology solutions that are being developed by us. It is important that we anticipate changes in technology and market demand. If we do not successfully innovate and introduce new technology into our anticipated technology solutions or effectively manage the transitions of our technology to new product offerings, our business, financial condition and results of operations could be harmed.

Domestic and foreign government regulation and enforcement of data practices and data tracking technologies is expansive, broadly defined and rapidly evolving. Such regulation could directly restrict portions of our business or indirectly affect our business by constraining our customers’ use of our technology and services or limiting the growth of our markets.

Federal, state, municipal and/or foreign governments and agencies have adopted and could in the future adopt, modify, apply or enforce laws, policies, and regulations covering user privacy, data security, technologies that are used to collect, store and/or process data, and/or the collection, use, processing, transfer, storage and/or disclosure of data associated with individuals. The categories of data regulated under these laws vary widely, are often broadly defined, and subject to new applications or interpretation by regulators. The uncertainty and inconsistency among these laws, coupled with a lack of guidance as to how these laws will be applied to current and emerging indoor positioning analytics technologies, creates a risk that regulators, lawmakers or other third parties, such as potential plaintiffs, may assert claims, pursue investigations or audits, or engage in civil or criminal enforcement. These actions could limit the market for our services and technologies or impose burdensome requirements on our services and/or customers’ use of our services, thereby rendering our business unprofitable.

Some features of our services may trigger the data protection requirements of certain foreign jurisdictions, such as the EU General Data Protection Regulation (the “GDPR”), and the EU ePrivacy Directive. In addition, our services may be subject to regulation under current or future laws or regulations. For instance, the EU ePrivacy Directive is soon to be replaced in its entirety by the ePrivacy Regulation, which will bring with it an updated set of rules relevant to many aspects of our business. If our treatment of data, privacy practices or data security measures fail to comply with these current or future laws and regulations in any of the jurisdictions in which we collect and/or process information, we may be subject to litigation, regulatory investigations, civil or criminal enforcement, financial penalties, audits or other liabilities in such jurisdictions, or our customers may terminate their relationships with us. In addition, data protection laws, such as the GDPR, foreign court judgments or regulatory actions could affect our ability to transfer, process and/or receive transnational data that is critical to our operations, including data relating to users, customers, or partners outside the United States. For instance, the GDPR restricts transfers of personal data outside of the European Economic Area, including to the United States, subject to certain requirements. Such data protection laws, judgments or actions could affect the manner in which we provide our services or adversely affect our financial results if foreign customers and partners are not able to lawfully transfer data to us.

This area of the law is currently under intense government scrutiny and many governments, including the U.S. government, are considering a variety of proposed regulations that would restrict or impact the conditions under which data obtained from individuals could be collected, processed, stored, transferred, sold or shared with third parties. In addition, regulators such as the Federal Trade Commission and the California Attorney General are continually proposing new regulations and interpreting and applying existing regulations in new ways. For example, in June 2018, California passed the California Consumer Privacy Act (the “CCPA”), which provides new data privacy rights for consumers and new informational, disclosure and operational requirements for companies, effective January 2020. Fines for non-compliance may be up to $7,500 per violation. The burdens imposed by the GDPR and CCPA, and changes to existing laws or new laws regulating the solicitation, collection, processing, or sharing of personal and consumer information, and consumer protection could affect our customers’ utilization of our services and technology and could potentially reduce demand, or impose restrictions that make it more difficult or expensive for us to provide our services.

In addition, ongoing legal challenges in Europe to the mechanisms allowing companies to transfer personal data from the European Economic Area to the United States could result in further limitations on the ability to transfer data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers, such as the EU-U.S. and Swiss-U.S. Privacy Shield frameworks and the European Commission’s Model Contractual Clauses, each of which are currently under particular scrutiny. Additionally, certain countries have passed or are considering passing laws requiring local data residency. The costs of compliance with, and other burdens imposed by, privacy laws, regulations and standards may limit the use and adoption of our services, reduce overall demand for our services, make it more difficult to meet expectations from or commitments to customers, lead to significant fines, penalties or liabilities for noncompliance, impact our reputation, or slow the pace at which we close sales transactions, any of which could harm our business.

Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our customers or our customers’ customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services and could limit adoption of our cloud-based solutions.

If our customers fail to abide by applicable privacy laws or to provide adequate notice and/or obtain any required consent from end users, we could be subject to litigation or enforcement action or reduced demand for our services.

Our customers utilize our services and technologies to track connected devices anonymously and we must rely on our customers to implement and administer notice and choice mechanisms required under applicable laws. If we or our customers fail to abide by these laws, it could result in litigation or regulatory or enforcement action against our customers or against us directly.

Any actual or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us.

Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal data or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

Evolving and changing definitions of what constitutes “Personal Information” and “Personal Data” within the EU, the United States and elsewhere, may limit or inhibit our ability to operate or expand our business, including limiting technology alliance partners that may involve the sharing of data.

If we are perceived to cause, or are otherwise unfavorably associated with, violations of privacy or data security requirements, it may subject us or our customers to public criticism, financial penalties and potential legal liability. Existing and potential privacy laws and regulations concerning privacy and data security and increasing sensitivity of consumers to unauthorized processing of personal data may create negative public reactions to technologies, products and services such as ours. Public concerns regarding personal data processing, privacy and security may cause some of our customers’ end users to be less likely to visit their venues or otherwise interact with them. If enough end users choose not to visit our customers’ venues or otherwise interact with them, our customers could stop using our platform. This, in turn, may reduce the value of our service, and slow or eliminate the growth of our business, or cause our business to contract.

Around the world, there are numerous lawsuits in process against various technology companies that process personal information and personal data. If those lawsuits are successful, it could increase the likelihood that our company may be exposed to liability for our own policies and practices concerning the processing of personal data and could hurt our business. Furthermore, the costs of compliance with, and other burdens imposed by laws, regulations and policies concerning privacy and data security that are applicable to the businesses of our customers may limit the use and adoption of our technologies and reduce overall demand for it. Privacy concerns, whether or not valid, may inhibit market adoption of our technologies. Additionally, concerns about security or privacy may result in the adoption of new legislation that restricts the implementation of technologies like ours or require us to make modifications to our existing services and technology, which could significantly limit the adoption and deployment of our technologies or result in significant expense.

Risks Related to the Merger and KINS

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to KINS prior to the consummation of the Merger and New CXApp following the consummation of the Merger.

Because the market price of shares of KINS Class A Common Stock will fluctuate, the CXApp equityholders cannot be sure of the value of the Merger consideration they will receive.

Upon completion of the Merger, all outstanding shares of CXApp Capital Stock will be cancelled and converted into the right to receive the applicable portion of the Aggregate Merger Consideration (with any resulting fractional share rounded down to the nearest whole number and in the order of priority as set forth in the Merger Agreement). Other than the limited adjustments described herein, the Merger consideration that CXApp equityholders will receive is a fixed number of shares of New CXApp Common Stock; it is not a number of shares with a particular fixed market value. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement” for more information. The market value of KINS Class A Common Stock and New CXApp Common Stock at or after the Effective Time may vary significantly from their respective values on the date the Merger Agreement was executed or at other dates, including the date of the CXApp Stockholder Approval. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of KINS or CXApp, regulatory considerations, and general business, market, industry or economic conditions. Many of these factors are outside of the control of KINS and CXApp.

If the Merger is consummated, KINS Stockholders will experience dilution.

It is anticipated that, immediately following the Merger and related transactions, (1) existing KINS Public Stockholders will own approximately 6.8% of outstanding New CXApp Common Stock (excluding 13,800,000 shares of New CXApp Common Stock issuable upon the exercise of New CXApp Warrants), (2) existing equityholders of CXApp will own approximately 50.0% of outstanding New CXApp Common Stock, and (3) the Sponsor, BlackRock and related parties will own 43.2% of outstanding New CXApp Common Stock (in each case, assuming that no additional shares of KINS Class A Common Stock are redeemed in connection with the Merger). If any of the shares of KINS Class A Common Stock are redeemed in connection with the Merger, the percentage of New CXApp Common Stock held by the KINS Public Stockholders will decrease relative to the percentage held if none of the shares of KINS Class A Common Stock are redeemed. Additionally, to the extent that, following the consummation of the Merger, any of the outstanding warrants or options are exercised for shares of New CXApp Common Stock, the KINS Public Stockholders may experience substantial dilution. In addition, CXApp employees and consultants hold, and after Merger, are expected to be granted, equity awards under the Incentive Plan. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of CXApp Common Stock.

The Sponsor, CXApp, directors, officers, advisors and their affiliates may elect to purchase KINS Class A Common Stock or the KINS Public Warrants from KINS Public Stockholders, which may influence a vote on a proposed initial business combination and reduce the public “float” of the KINS Class A Common Stock.

The Sponsor, CXApp, directors, officers, advisors or their affiliates may purchase shares of KINS Class A Common Stock or the KINS Public Warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the completion of the Merger, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares of KINS Class A Common Stock or the KINS Public Warrants in such transactions.

Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, directors, officers, advisors or their affiliates purchase shares of KINS Class A Common Stock in privately negotiated transactions from KINS Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the initial business combination and thereby increase the likelihood of obtaining stockholder approval of the initial business combination, or to satisfy the Minimum Cash Condition. Any such purchases of the KINS Securities may result in the completion of our initial business combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of KINS Class A Common Stock or the KINS Public Warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of the KINS Securities on a national securities exchange.

Consistent with SEC guidance, purchases of shares by the persons described above would not be permitted to be voted for the Business Combination at the KINS stockholder meeting and could decrease the chances that the Business Combination would be approved. KINS hereby represents that any KINS Securities purchased by the Sponsor, CXApp or our or their respective directors, officers, advisors or respective affiliates in situations in which the tender offer rules restrictions on purchases would apply would not be voted in favor of approving the business combination transaction.

The Sponsor, its investors and its and their affiliates (which include members of the KINS Board and management) may receive a positive return on the 6,150,000 KINS Founder Shares owned by the Sponsor and 750,000 shares owned by the BlackRock Investors even if the KINS Public Stockholders experience a negative return on their investment after consummation of the Merger.

If KINS is able to complete the Merger (or another business combination by the Liquidation Date), the initial stockholders may receive a positive return on the 6,900,000 founder shares, including the 6,150,000 KINS Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the KINS Initial Public Offering, even if the KINS Public Stockholders experience a negative return on their investment in KINS Common Stock and KINS Public Warrants after the consummation of the Merger. If KINS is able to complete the Merger, the KINS Private Placement Warrants, for an aggregate purchase price of $10,280,000 (or $1.00 per KINS Private Placement Warrant) concurrently with completion of the KINS Initial Public Offering will become worthless.

KINS Stockholders who redeem their KINS Class A Common Stock may continue to hold any KINS Public Warrants that they own, which will result in additional dilution to non-redeeming KINS Stockholders upon exercise of such KINS Public Warrants.

KINS Stockholders who redeem their KINS Class A Common Stock may continue to hold any KINS Public Warrants that they own at such time, which will result in additional dilution to non-redeeming holders upon exercise of such warrants. Assuming (a) all redeeming KINS Stockholders that acquired KINS Units in the KINS Initial Public Offering and continue to hold the KINS Public Warrants that were included in such KINS Units, and (b) maximum redemption of KINS Class A Common Stock held by the redeeming KINS Stockholders, 13,800,000 KINS Public Warrants would be retained by redeeming KINS Stockholders. As a result, the redeeming KINS Stockholders would hold KINS Public Warrants with an aggregate market value of $496,800, as of October 11, 2022, while non-redeeming KINS Stockholders would suffer additional dilution in their percentage ownership and voting interest of New CXApp upon exercise of the KINS Public Warrants held by redeeming KINS Stockholders.

KINS or New CXApp, as applicable, may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to holders of such warrants, thereby making such warrants worthless. Additionally, the exercise price for the KINS Warrants and New CXApp Warrants is $11.50 per share and each of such warrants may expire worthless unless the KINS Class A Common Stock price or New CXApp Common Stock price, as applicable, is higher than the exercise price during the exercise period.

KINS prior to the consummation of the Merger and New CXApp following the consummation of the Merger will have the ability, subject to the limitations set forth in the applicable warrant agreement, to redeem outstanding KINS Warrants and New CXApp Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per such warrant, provided that the last sale price of the KINS Class A Common Stock or New CXApp Common Stock, as applicable, equals or exceeds $18.00 per share (subject to adjustment) on each of 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which notice of such redemption is given. Historical trading prices for the KINS Class A Common Stock price have not exceeded $11.31 and as such, the KINS Warrants have not become redeemable by KINS as described above.

In the event that KINS or New CXApp, as applicable, determine to redeem the KINS Warrants and New CXApp Warrants, KINS and New CXApp will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by KINS or New CXApp, as applicable, not less than 30 days prior to such date to the holders of the warrants to be redeemed at their last addresses as they appear on the registration books. Any notice of redemption mailed in the manner as provided will be conclusively presumed to have been duly given whether or not the holder received such notice. Redemption of the outstanding KINS Warrants or New CXApp Warrants as described above could force holders thereof to (i) exercise such warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holder to do so, (ii) sell such warrants at the then-current market price when such holder might otherwise wish to hold warrants or (iii) accept the nominal redemption price which, at the time the outstanding KINS Warrants and New CXApp Warrants are called for redemption, is likely to be substantially less than the market value of such warrants.

In addition, KINS and New CXApp, as applicable, will have the ability to redeem outstanding KINS Warrants and New CXApp Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant, provided that the last sale price of the KINS Class A Common Stock or New CXApp Common Stock, as applicable, equals or exceeds $10.10 per share (subject to adjustment) on each of 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which notice of such redemption is given. In such a case, the holders will be able to exercise their KINS Warrants and New CXApp Warrants, as applicable, prior to redemption for a number of shares of KINS Class A Common Stock or New CXApp Common Stock, as applicable, determined based on the redemption date and the fair market value such KINS Class A Common Stock or New CXApp Common Stock. The value received upon exercise of the KINS Warrants or New CXApp Warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants, including because the number of shares received is capped at 0.361 shares of KINS Class A Common Stock or New CXApp Common Stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case holders thereof would lose any potential embedded value from a subsequent increase in the value of the New CXApp Common Stock had such warrants remained outstanding.

The market price of shares of New CXApp Common Stock after the Merger may be affected by factors different from those currently affecting the prices of shares of KINS Class A Common Stock.

Upon completion of the Merger, holders of shares of KINS Class A Common Stock will become holders of shares of New CXApp Common Stock. Prior to the Merger, KINS has had limited operations. Upon completion of the Merger, New CXApp’s results of operations will depend upon the performance of New CXApp’s businesses, which are affected by factors that are different from those currently affecting the results of operations of KINS.

The consummation of the Merger is subject to a number of conditions and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed.

Even if the Transaction Proposals are approved by the KINS Stockholders, specified conditions must be satisfied or waived before the parties to the Merger Agreement are obligated to complete the Merger, including, among other things, the Minimum Cash Condition. KINS and CXApp may not satisfy all of the conditions to the Closing in the Merger Agreement, and, accordingly, the Merger may not be completed. If the closing conditions are not satisfied or waived, the Merger will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause KINS and CXApp to each lose some or all of the intended benefits of the Merger. In addition, the parties can mutually decide to terminate the Merger Agreement at any time prior to the Closing, or KINS or CXApp may elect to terminate the Merger Agreement in certain other circumstances. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to the Obligations of Each Party”, “— Conditions to the Obligations of KINS and Merger Sub” and “— Conditions to the Obligations of CXApp” for more information.

Termination of the Merger Agreement could negatively impact CXApp and KINS.

If the Merger is not completed for any reason, including the KINS Stockholders failing to approve the Transaction Proposals, the ongoing businesses of CXApp and KINS may be adversely impacted and, without realizing any of the anticipated benefits of completing the Merger, CXApp and KINS would be subject to a number of risks, including the following:

●	CXApp or KINS may experience negative reactions from the financial markets, including negative impacts on the KINS stock price (including to the extent that the current market price reflects a market assumption that the Merger will be completed);
●	CXApp may experience negative reactions from its customers, vendors and employees;
●	CXApp and KINS will have incurred substantial expenses and will be required to pay certain costs relating to the Merger, whether or not the Merger is completed; and
●	since the Merger Agreement restricts the conduct of CXApp’s and KINS’ businesses prior to completion of the Merger, each of CXApp and KINS may not have been able to take certain actions during the pendency of the Merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Covenants of CXApp”, “— Covenants of

KINS” and “— Joint Covenants of KINS and CXApp” of this proxy statement/prospectus for descriptions of the restrictive covenants applicable to CXApp and KINS). If the Merger Agreement is terminated and the KINS Board seeks another merger or business combination, the KINS Stockholders cannot be certain that KINS will be able to find another acquisition target that would constitute a business combination that such other merger or business combination will be completed. See “Proposal No. 1: The Business Combination Proposal — The Merger Agreement — Termination.”

KINS’ and CXApp’s ability to consummate the Merger, and the operations of New CXApp following the consummation of the Merger, may be adversely affected by COVID-19.

The COVID-19 pandemic has resulted, and other infectious diseases could result, in a widespread health crisis that has and could continue to adversely affect the economies and financial markets worldwide, which may delay or prevent the consummation of the Merger, and the business of CXApp or New CXApp following the Merger could be adversely affected. The extent of any such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

The parties will be required to consummate the Merger even if CXApp, its business, financial condition and results of operations are materially affected by COVID-19. The disruptions posed by COVID-19 have continued, and other matters of global concern may continue, for an extensive period of time, and if CXApp is unable to recover from business disruptions due to COVID-19 or other matters of global concern on a timely basis, CXApp’s ability to consummate the Merger and New CXApp’s financial condition and results of operations following the Merger may be materially adversely affected. Each of CXApp and New CXApp may also incur additional costs due to delays caused by COVID-19, which could adversely affect New CXApp’s financial condition and results of operations.

KINS and its directors are, or may in the future be, subject to claims, suits and other legal proceedings, including challenging the Merger, that may result in adverse outcomes, including preventing the Merger from becoming effective or from becoming effective within the expected time frame.

Transactions like the proposed Merger are frequently subject to litigation or other legal proceedings, including actions alleging that the KINS Board breached its fiduciary duties to the KINS Stockholders by entering into the Merger Agreement or otherwise. KINS and its directors are, or may in the future be, subject to claims, suits and other legal proceedings, including challenging the Merger. Such claims, suits and legal proceedings are inherently uncertain, and their results cannot be predicted with certainty. An adverse outcome in such legal proceedings, as well as the costs and efforts of a defense even if successful, can have an adverse impact on KINS or CXApp because of legal costs, diversion or distraction of management and other personnel, negative publicity and other factors. In addition, it is possible that a resolution of one or more such legal proceedings could result in reputational harm, liability, penalties, or sanctions, as well as judgments, consent decrees, or orders, which could in the future materially and adversely affect KINS’ or CXApp’s business, operating results and financial condition. Furthermore, one of the conditions to the completion of the Merger is there must not be in force any Governmental Order enjoining or prohibiting the consummation of the Merger (provided that the governmental authority issuing such Governmental Order has jurisdiction over the parties to the Merger Agreement and the transactions contemplated thereby). As such, if any of the plaintiffs are successful in obtaining an injunction preventing the consummation of the Merger, that injunction may prevent the Merger from becoming effective or from becoming effective within the expected time frame.

The announcement of the proposed Merger could disrupt CXApp’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.

Whether or not the Merger and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks related to the impact of the announcement of the Merger on CXApp’s business include the following:

●	its employees may experience uncertainty about their future roles, which might adversely affect CXApp’s ability to retain and hire key personnel and other employees; and
●	CXApp has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Merger. its employees may experience uncertainty about their future roles, which might adversely affect CXApp’s ability to retain and hire key personnel and other employees.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact CXApp’s results of operations and cash available to fund its business.

Since the Sponsor and KINS’ directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of KINS Stockholders, a conflict of interest may have existed in determining whether the Merger with CXApp is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.

When you consider the recommendation of the KINS Board in favor of approval of the Transaction Proposals in this proxy statement/prospectus, you should keep in mind that the Sponsor and KINS’ directors and executive officers have financial and other interests in the Merger that may be different from, or in addition to (and which may conflict with), those of the KINS Stockholders generally, which may result in a conflict of interest on the part of one or more of them between what they may believe is in the best interests of KINS and the KINS Stockholders and what they may believe is best for them. These interests include, among other things, the interests listed below:

●	Unless extended by KINS Stockholders, if the Merger or another business combination is not consummated by the Liquidation Date, KINS will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding KINS Class A Common Stock for cash and, subject to the approval of its remaining stockholders and the KINS Board, dissolving and liquidating. In such event, 6,900,000 founder shares, including the 6,150,000 KINS Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the KINS Initial Public Offering, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to the KINS Founder Shares. KINS’ directors and executive officers, which include Mr. Khurram P. Sheikh, Mr. Eric Zimits, Mr. Hassan Ahmed, Ms. Di-Ann Eisnor, Mr. Camillo Martino, Mr. Atif Rafiq, and Mr. Allen Salmasi, also have an economic interest in the 6,150,000 Founder Shares owned by the Sponsor. The New CXApp Common Stock that will be received by the Sponsor upon the conversion of the KINS Founder Shares upon the Closing would have an aggregate market value of $ based upon the closing price of $ per share on Nasdaq on , the KINS Record Date, of the KINS Class A Common Stock.
●	Except as described herein, none of KINS’ employees, executive officers or directors has received any compensation (cash or non-cash) for services rendered to KINS. KINS’ officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on KINS’ behalf, such as identifying and investigating possible business targets and business combinations. However, if KINS fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, KINS may not be able to reimburse these expenses if the merger or another business combination are not completed by the Liquidation Date.
●	The Sponsor and the BlackRock Investors purchased an aggregate of 10,280,000 KINS Private Placement Warrants from KINS for an aggregate purchase price of $10,280,000 (or $1.00 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the KINS Initial Public Offering. A portion of the proceeds KINS received from these purchases were placed in the Trust Account. Such KINS Private Placement Warrants had an aggregate market value of $ based upon the closing price of $ per warrant on Nasdaq on , the KINS Record Date. The KINS Private Placement Warrants will become worthless if KINS does not consummate a business combination by Liquidation Date.
●	Pursuant to an indemnification agreement, the Sponsor has agreed to indemnify KINS to ensure that the proceeds in the Trust Account are not reduced below $10.10 per share of KINS Class A Common Stock, or such lesser per share of KINS Class A Common Stock amount as is in the Trust Account on the Liquidation Date, or such earlier date of liquidation of KINS, if and to the extent any claims by a vendor for services rendered or products sold to KINS, or a prospective target business with which KINS has discussed entering into a definitive agreement, reduce the amount of funds in the Trust Account, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.
●	With respect to redemptions, holders of KINS Class B Common Stock may have different incentives than other KINS Stockholders with respect to the completion of any proposed business combination and/or the exercise of a right to redeem. In particular, holders of KINS Class B Common Stock are not entitled to participate in any redemption with respect to such stock. The value of the KINS Class B Common Stock is dependent on the consummation of the Merger. In the event the Merger, or any other business combination is not consummated, the KINS Class B Common Stock would be rendered valueless. KINS Public Stockholders, on the other hand, are entitled to exercise redemption rights and receive the value of their redeemed stock even if the Merger, or a different business combination, is not completed. Therefore, the interests of KINS Public Stockholders and holders of holders of KINS Class B Common Stock may not be aligned. KINS Public Stockholders should form their own independent views as to whether or not to redeem or whether or not to vote in favor of the Transaction Proposals.
●	KINS’ existing directors and officers will be eligible for continued indemnification and continued coverage under KINS’ directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.
●	Khurram P. Sheikh, Camillo Martino and Di-Ann Eisnor currently serve as directors of KINS and will be members of the New CXApp Board after the Closing. As such, in the future, Khurram P. Sheikh, Camillo Martino and Di-Ann Eisnor will receive any cash fees, stock options or stock awards that the New CXApp Board determines to pay to its non-executive directors. Khurram P. Sheikh has an economic interest in the KINS Founder Shares.
●	Given the differential in the purchase price that the Sponsor paid for the KINS Founder Shares as compared to the price of the KINS Units sold in the KINS Initial Public Offering, the Sponsor and the directors and officers of KINS who invested in the Sponsor, may earn a positive return on their investment even if the New CXApp Common Stock trades below the price initially paid for the KINS Units in the KINS Initial Public Offering and the KINS Stockholders experience a negative return following the completion of the Merger. See the risk factor entitled “— The Sponsor, its investors and its and their affiliates (which include members of the KINS Board and management) may receive a positive return on the 6,150,000 KINS Founder Shares owned by the Sponsor and 750,000 shares owned by the BlackRock Investors even if the KINS Public Stockholders experience a negative return on their investment after consummation of the Merger.”

The existence of financial and personal interests of one or more of KINS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KINS and the KINS Stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that the KINS Stockholders vote for the Transaction Proposals. In addition, KINS’ officers have interests in the Merger that may conflict with your interests as a KINS Stockholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of KINS’ Directors and Officers in the Merger” for a further discussion of these considerations.

The personal and financial interests of the Sponsor and KINS’ directors and officers may have influenced their motivation in identifying and selecting CXApp as a business combination target, completing an initial business combination with CXApp and influencing the operation of the business following the initial business combination. In considering the recommendations of the KINS Board to vote for the proposals, the KINS Stockholders should consider these interests.

The exercise of KINS’ directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Merger may result in a conflict of interest when determining whether such changes to the terms of the Merger or waivers of conditions are appropriate and in KINS Stockholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, may require KINS to agree to amend the Merger Agreement, consent to certain actions taken by CXApp or waive rights that KINS is entitled to under the Merger Agreement. Such events could arise because of changes in the course of CXApp’s business or a request by CXApp to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on CXApp’s business and would entitle KINS to terminate the Merger Agreement. In any of such circumstances, it would be at KINS’ discretion, acting through the KINS Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors or officers described in the preceding risk factors (and described elsewhere in this proxy statement/ prospectus) may result in a conflict of interest on the part of such director(s) or officers(s) between what he, she or they may believe is best for KINS and the KINS Stockholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, KINS does not believe there will be any changes or waivers that KINS’ directors and executive officers would be likely to make after stockholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further stockholder approval, KINS will circulate a new or amended proxy statement/prospectus and resolicit the KINS Stockholders if changes to the terms of the transaction that would have a material impact on the KINS Stockholders are required prior to the vote on the Business Combination Proposal.

The Merger will result in changes to New CXApp Board that may affect the strategy of New CXApp.

If the parties complete the Merger, the composition of the New CXApp Board will change from the current boards of directors of KINS and CXApp. The New CXApp Board will be divided into three classes and will consist of the directors elected pursuant to the Director Election Proposal, each of which will serve an initial term ending in either 2023, 2024 or 2025, and thereafter will serve a three-year term. The composition of the New CXApp Board may affect the business strategy and operating decisions of New CXApp upon the completion of the Merger.

The Merger Agreement contains provisions that may discourage other companies from trying to acquire CXApp for greater merger consideration.

The Merger Agreement contains provisions that may discourage a third party from submitting a business combination proposal to CXApp that might result in greater value to CXApp Stockholders than the Merger or may result in a potential competing acquirer proposing to pay a lower per share price to acquire CXApp than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on CXApp from (a) initiating any negotiations with any person with respect to, or providing any non-public information or data concerning CXApp or any of the CXApp’s subsidiaries to any person relating to, an Acquisition Proposal or afford to any person access to the business, properties, assets or personnel of CXApp or any of the CXApp’s subsidiaries in connection with an Acquisition Proposal, (b) entering into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (c) granting any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (d) otherwise knowingly facilitating any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make an Acquisition Proposal. The CXApp Stockholders approved the Merger by written consent on September 25, 2022. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Termination.”

The Merger Agreement contains provisions that may discourage KINS from seeking an alternative business combination.

The Merger Agreement contains provisions that prohibit KINS from seeking alternative business combinations during the pendency of the Merger. Further, if KINS is unable to obtain the requisite approval of the KINS Stockholders, either party may terminate the Merger Agreement.

The historical financial results of CXApp and unaudited pro forma combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Merger may differ materially.

The historical financial results of CXApp included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows they would have achieved as a standalone company during the periods presented or those New CXApp will achieve in the future. This is primarily the result of the following factors: (i) New CXApp will incur additional ongoing costs as a result of the Merger, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) New CXApp’s capital structure will be different from that reflected in the historical financial statements of Design Reactor and subsidiaries. New CXApp’s financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare New CXApp’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma combined financial information included in this proxy statement/ prospectus is presented for illustrative purposes only and is not necessarily indicative of what CXApp’s actual financial position or results of operations would have been had the Merger been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that KINS and CXApp currently believe are reasonable. The unaudited pro forma combined financial information has been prepared based on a number of assumptions including, but not limited to, KINS being treated as the “acquired” company for financial reporting purposes, the total debt obligations and the amount of cash and cash equivalents of CXApp on the date the Merger closes and the number of shares of KINS Class A Common Stock that are redeemed in connection with the Merger. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

CXApp and KINS will incur significant transaction and transition costs in connection with the Merger.

Each of KINS and CXApp has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the Merger and operating as a public company following the consummation of the Merger. KINS and CXApp may also incur additional costs to retain key employees. KINS and CXApp will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Merger, and will be for the account of the party incurring such fees, expenses and costs or paid by CXApp following the closing of the Merger. Some of these costs are payable regardless of whether the Merger is completed. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement” for more information.

Because CXApp is not conducting an underwritten offering of its securities, no underwriter has conducted a due diligence review of CXApp’s business, operations or financial condition or reviewed the disclosure in this proxy statement/prospectus.

Section 11 of the Securities Act (“Section 11”) imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that such party, after reasonable investigation, believed that the statements in the registration statement were free from material misstatements and omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant and vet the registrant’s disclosures in the registration statement. Such due diligence may include calls with the registrant’s management, review of material agreements, and background checks on key personnel, among other investigations.

Because CXApp intends to become publicly traded through the Merger rather than through an underwritten offering of CXApp Common Stock, no underwriter is involved in the transaction. As a result, no underwriter has conducted diligence on CXApp or KINS in order to establish a due diligence defense with respect to the disclosures presented in this proxy statement/prospectus. While sponsors, private investors and management in a business combination undertake financial, legal and other due diligence, it is not necessarily the same review or analysis that would be undertaken by an underwriter in an underwritten public offering. If such review and analysis had occurred, it is possible that certain information in this proxy statement/prospectus may have been presented in a different manner or additional information may have been presented at the request of such underwriter.

Subsequent to the consummation of the Merger and the other transactions contemplated by the Merger Agreement, New CXApp may be required to take write-downs or write-offs, or the combined company may be subject to restructuring, impairment or other charges that could have a significant negative effect on New CXApp’s financial condition, results of operations and the price of New CXApp Common Stock, which could cause you to lose some or all of your investment.

KINS and CXApp cannot assure you that the due diligence conducted in relation to CXApp has identified all material issues or risks associated with CXApp, its business or the industry in which it competes. Furthermore, KINS and CXApp cannot assure you that factors outside of CXApp’s and KINS’ control will not later arise. As a result of these factors, New CXApp may be exposed to liabilities and incur additional costs and expenses and New CXApp may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in New CXApp’s reporting losses. Even if KINS’ due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with KINS’ preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on New CXApp’s financial condition and results of operations and could contribute to negative market perceptions about New CXApp’s securities or CXApp. Additionally, we have no indemnification rights against the CXApp Stockholders under the Merger Agreement and all of the purchase price consideration will be delivered at the Closing.

Accordingly, any KINS Stockholders or holders of KINS Warrants who choose to become New CXApp Stockholders or holders of New CXApp Warrants following the Merger could suffer a reduction in the value of their shares, warrants and units.

CXApp Stockholders and KINS Stockholders will have their rights as stockholders governed by New CXApp’s organizational documents.

As a result of the completion of the Merger, CXApp Stockholders and KINS Stockholders will become holders of shares of New CXApp Common Stock, which will be governed by New CXApp’s organizational documents. As a result, there will be differences between the rights currently enjoyed by CXApp Stockholders and KINS Stockholders and the rights that CXApp Stockholders and KINS Stockholders who become stockholders of New CXApp will have as stockholders of New CXApp. See “Comparison of Corporate Governance and Stockholders’ Rights — Comparison of Stockholders’ Rights” for more information.

KINS currently intends to only complete one business combination with the proceeds of the KINS Initial Public Offering and the sale of the KINS Private Placement Warrants, which will cause KINS to be solely dependent on CXApp’s business. This lack of diversification may negatively impact KINS’ operations and profitability.

KINS currently intends to only complete one business combination with the proceeds of the KINS Initial Public Offering and the sale of the KINS Private Placement Warrants. By completing KINS’ business combination with only a single entity our lack of diversification may subject KINS to numerous economic, competitive and regulatory risks. Further, KINS would not be able to diversify its operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for KINS’ success will be solely dependent upon the business and financial performance of CXApp. This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which KINS may operate subsequent to the business combination.

A provision in the warrant agreement governing the KINS Warrants could result in antidilution adjustments to the KINS Warrants in connection with the Merger and may make it more difficult for KINS to consummate the Merger.

In connection with the Merger, KINS has entered into, and may in the future enter into additional, agreements to issue shares of KINS Class A Common Stock and/or other securities. The KINS Warrants include certain antidilution protections. If (x) KINS issues additional shares of KINS Class A Common Stock or equity-linked securities for capital raising purposes in connection with the Closing of the Merger at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the KINS Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any KINS Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Merger on the date of the consummation of the Merger (net of redemptions), and (z) the volume weighted average trading price of our common stock during the 20 trading day period starting on the trading day prior to the day on which we consummate the Merger (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price in the KINS Warrants will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.10 per share redemption trigger in the KINS Warrants will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price. Whether or not this provision would result in anti-dilution adjustments to the Warrants cannot be determined until after the consummation of the Merger. However, in the event that this provision were expected to be triggered, it could: (i) have an adverse impact on the trading price of the KINS Class A Common Stock, (ii) lead to an increase in the number of redemptions of KINS Class A Common Stock and (iii) make it more difficult for us to consummate the Merger.

If third parties bring claims against KINS, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.10 per share (which was the offering price per KINS Unit in the KINS Initial Public Offering).

KINS’ placing of funds in the Trust Account may not protect those funds from third-party claims against it. Although KINS will seek to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses or other entities with which KINS does business execute agreements with KINS waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against KINS’ assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to KINS than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with KINS and will not seek recourse against the Trust Account for any reason. Upon redemption of our shares of KINS Class A Common Stock, if we do not complete our initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per-share redemption amount received by KINS Public Stockholders could be less than the $10.10 per share initially held in the Trust Account, due to claims of such creditors. The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriter of this offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.10 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your shares of KINS Class A Common Stock. None of our officers, directors or members of the Sponsor will indemnify us for claims by third parties including, without limitation claims by vendors and prospective target businesses.

The KINS Warrants are accounted for as liabilities and the changes in value of such warrants could have a material effect on New CXApp financial results following the Merger.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” (the “SEC Statement”), wherein it expressed its view that certain terms and conditions common to special purpose acquisition company (“SPAC”) warrants may require the warrants to be classified as liabilities on the its balance sheet as opposed to being treated as equity. Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing the KINS Warrants. As a result of the SEC Statement, KINS reevaluated the accounting treatment of the KINS Warrants, and, pursuant to the guidance in Accounting Standards Codification (“ASC”) 815, determined the warrants should be classified as derivative liabilities measured at fair value on our balance sheet, with any changes in fair value to be reported each period in earnings on our statements of operations.

As a result of the recurring fair value measurement, our financial statements may fluctuate quarterly, based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.

See “KINS’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Derivative Warrant Liability.”

KINS has identified a material weakness in its internal control over financial reporting. If KINS is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in KINS and materially and adversely affect its business and operating results.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud.

Following this issuance of the SEC Statement, after consultation with our management and our audit committee, in light of the SEC Statement, we identified a material weakness in our internal controls over financial reporting. See “— Risks Related to the Merger and KINS — The KINS Warrants are accounted for as liabilities and the changes in value of such warrants could have a material effect on New CXApp financial results following the Merger.” As a result of this material weakness, our management concluded that our internal control over financial reporting was not effective as of December 31, 2021. This material weakness resulted in a material misstatement of the initial carrying value of the Class A common stock subject to possible redemption and the restatement of our earnings per share calculation for the affected periods.

To respond to this material weakness, we have devoted, and plan to continue to devote, significant effort and resources to the remediation and improvement of our internal control over financial reporting. While we have processes to identify and appropriately apply applicable accounting requirements, we plan to enhance these processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our financial statements. Our plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses. If the Merger is consummated, we can provide no assurance that CXApp’s internal controls and procedures over financial reporting of New CXApp will be effective.

KINS, and following the Merger, New CXApp, may face litigation and other risks as a result of the material weakness in our internal control over financial reporting.

As a result of the material weakness in KINS’ internal controls over financial reporting described above, the change in accounting for the KINS Warrants, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this proxy statement/prospectus, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition or our ability to complete the Merger.

If, after distributing the proceeds in the Trust Account to the KINS Public Stockholders, KINS or New CXApp, as applicable, files a bankruptcy petition or an involuntary or bankruptcy petition is filed against KINS or New CXApp that is not dismissed, its creditors or a representative of its estate could commence an action in the applicable bankruptcy court seeking to recover such proceeds, and the members of the KINS Board may be viewed as having breached their fiduciary duties, thereby exposing New CXApp and the members of the KINS Board to claims for damages, including potentially punitive damages.

If, after distributing the proceeds in the Trust Account to the KINS Public Stockholders, KINS or New CXApp, as applicable, files a bankruptcy petition or an involuntary bankruptcy petition is filed against KINS or New CXApp that is not dismissed, any distributions received by KINS Stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, creditors or an estate representative of KINS or New CXApp, as applicable, could commence an action in the applicable bankruptcy court seeking to recover all amounts received by KINS Stockholders. In addition, the KINS Board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and us to claims for damages, including potentially punitive damages, by paying the KINS Public Stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the Trust Account to the KINS Public Stockholders, KINS files a bankruptcy petition or an involuntary bankruptcy petition is filed against KINS that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of KINS Stockholders, and the per share amount that would otherwise be received by KINS Stockholders in connection with a liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the KINS Public Stockholders, KINS files a bankruptcy petition or an involuntary bankruptcy petition is filed against KINS that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in KINS’ bankruptcy estate and subject to the claims of third parties with priority over the claims of KINS Stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by KINS Stockholders in connection with our liquidation may be reduced.

The KINS Stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by the KINS Public Stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by KINS Public Stockholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying the KINS Public Stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Past performance by our management team, directors, advisors and their respective affiliates may not be indicative of future performance of an investment in the Company or in the future performance of CXApp or New CXApp.

Information regarding performance by, or businesses associated with, our management team, directors, advisors and their respective affiliates is presented for informational purposes only. Past performance by our management team, directors, advisors and such affiliates is not a guarantee of success with respect to the Merger. You should not rely on the historical performance of our management team, directors and advisors or that of their respective affiliates as indicative of the future performance of an investment in CXApp or CXApp or the returns the Company will, or is likely to, generate going forward. Our management team, directors and advisors and their respective affiliates have had limited past experience with blank check and special purpose acquisition companies.

KINS management concluded that there is substantial doubt about its ability to continue as a “going concern.”

As of June 30, 2022, the Company had $189,147 in its operating bank accounts, $ 9,528,176 in securities held in the Trust Account to be used for a business combination or to repurchase or redeem the KINS Class A Common Stock in connection therewith and a working capital deficit of $801,795. If KINS is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a business combination. KINS cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. Further, KINS’ plans to raise capital and to consummate the Merger may not be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern through the Liquidation Date. The financial statements contained elsewhere in its Annual Report on Form 10-K do not include any adjustments that might result from our inability to consummate a business combination or KINS’ inability to continue as a going concern.

Risks Related to Ownership of New CXApp Common Stock Following the Merger

The market price of New CXApp Common Stock may be volatile and fluctuate substantially, which could cause the value of your investment to decline.

The trading price of the New CXApp Common Stock, as well as New CXApp Warrants, is likely to be volatile. The stock market has experienced extreme volatility in the past and may experience similar volatility moving forward. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “— Risks Related to the Merger and KINS” and the following:

●	results of operations that vary from the expectations of securities analysts and investors;
●	results of operations that vary from those of CXApp’s competitors;
●	changes in expectations as to CXApp’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;
●	price and volume fluctuations in the market prices of stocks generally;
●	strategic actions by CXApp or its competitors;
●	changes in how enterprises perceive the benefits of CXApp’s platform and products;

●	announcements by CXApp or its competitors of new products, solutions or technologies or significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;
●	any significant change in CXApp’s management or departures of key personnel;
●	changes in general economic or market conditions or trends in CXApp’s industry or markets;
●	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to CXApp’s business;
●	future sales of New CXApp Common Stock or other securities;
●	investor perceptions or the investment opportunity associated with New CXApp Common Stock relative to other investment alternatives;
●	the public’s response to press releases or other public announcements by CXApp or third parties, including New CXApp’s filings with the SEC;
●	litigation involving CXApp, CXApp’s industry, or both, or investigations by regulators into CXApp’s operations or those of CXApp’s competitors;
●	guidance, if any, that CXApp provides to the public, any changes in this guidance or CXApp’s failure to meet this guidance;
●	the development and sustainability of an active trading market for the New CXApp Common Stock;
●	actions by institutional or activist stockholders;
●	changes in accounting standards, policies, guidelines, interpretations or principles;
●	general economic and political conditions such as recessions, interest rates, fuel prices, trade wars, pandemics (such as COVID-19), currency fluctuations and acts of war or terrorism; and
●	the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto.

These broad market and industry fluctuations may adversely affect the market price of New CXApp Common Stock, regardless of CXApp’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of New CXApp Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If CXApp was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from CXApp’s business regardless of the outcome of such litigation.

New CXApp will qualify as an “emerging growth company” within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make New CXApp’s securities less attractive to investors and may make it more difficult to compare New CXApp’s performance to the performance of other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and for as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

If we cease to be an emerging growth company, we will no longer be able to take advantage of certain exemptions from reporting, and, absent other exemptions or relief available from the SEC, we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.

We do not intend to pay dividends on New CXApp Common Stock, so any returns will be substantially limited to the value of the New CXApp Common Stock.

We have no current plans to pay any cash dividends on the New CXApp Common Stock. The declaration, amount and payment of any future dividends on shares of New CXApp Common Stock will be at the sole discretion of the New CXApp Board. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends from future earnings for the foreseeable future. The New CXApp Board may take into account general and economic conditions, New CXApp’s financial condition and results of operations, New CXApp’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by New CXApp to its stockholders or by its subsidiaries to it and such other factors as the New CXApp Board may deem relevant. In addition, New CXApp’s ability to pay dividends is limited by CXApp’s indebtedness and may be limited by covenants of any future indebtedness New CXApp incurs. As a result, you may not receive any return on an investment in New CXApp Common Stock unless you sell New CXApp Common Stock for a price greater than that which you paid for it.

If securities analysts do not publish research or reports about our business or if they publish inaccurate or unfavorable research about the New CXApp Common Stock, the stock price and trading volume of the New CXApp Common Stock could decline.

The trading market for New CXApp Common Stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. In addition, some financial analysts may have limited expertise with our model and operations. Furthermore, if one or more of the analysts who do cover us downgrade their evaluations of the New CXApp Common Stock, the price of New CXApp Common Stock could decline. If one or more of these analysts ceases to cover New CXApp, we could lose visibility in the market for the New CXApp Common Stock, which in turn could cause our stock price or trading volume to decline.

Any future sales or offerings of New CXApp Common Stock may cause substantial dilution to stockholders and could cause the price of its common stock to decline.

The sale of shares of New CXApp Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New CXApp Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New CXApp to sell equity securities in the future at a time and at a price that it deems appropriate.

Pursuant to the Insider Letter (as defined below), during the Founder Shares Lock-Up Period (as defined in the Insider Letter), KINS’ directors and executive officers will not, subject to the exceptions noted therein, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of any shares of New CXApp Common Stock, or any stock options, restricted stock units, or other equity awards outstanding as of immediately following the Closing in respect of awards of CXApp outstanding immediately following the Closing. Following the expiration or waiver of the Lockup Period, such shares will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144. Sales of substantial amounts of New CXApp Common Stock in the public market after the Merger, or the perception that such sales will occur, could adversely affect the market price of New CXApp Common Stock and make it difficult for us to raise funds through securities offerings in the future.

If the stockholders to the Registration Rights Agreement that was entered into by KINS, the Sponsor and the other parties thereto in connection with the KINS Initial Public Offering exercise their registration rights, the market price of shares of New CXApp Common Stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for CXApp to raise additional funds through future offerings of New CXApp Common Stock or other securities.

In addition, the shares of New CXApp Common Stock reserved for future issuance under New CXApp’s equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable.

In the future, New CXApp may also issue its securities in connection with investments or acquisitions. The amount of shares of New CXApp Common Stock issued in connection with an investment or acquisition could constitute a material portion of New CXApp Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to the New CXApp Stockholders.

Anti-takeover provisions in New CXApp’s organizational documents could delay or prevent a change of control.

Certain provisions of the Proposed Charter and the Proposed Bylaws attached to this proxy statement/ prospectus differ from the Existing Charter and the Existing Bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by the New CXApp Stockholders.

These provisions provide for, among other things:

●	a classified board of directors whose members serve staggered three-year terms;
●	the ability of the New CXApp Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
●	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at New CXApp’s annual meetings;
●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
●	certain limitations on convening special stockholder meetings;
●	limiting the ability of stockholders to act by written consent;
●	the limitation of the liability of, and the indemnification of, CXApp’s directors and officers;
●	providing that the New CXApp Board is expressly authorized to make, alter or repeal New CXApp’s bylaws; and
●	the removal of directors only for cause and only upon the affirmative vote of holders of the majority of the voting power of all of the then outstanding shares of voting stock of New CXApp entitled to vote at an election of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire New CXApp, even if the third-party’s offer may be considered beneficial by many of the New CXApp Stockholders. As a result, the New CXApp Stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause New CXApp to take other corporate actions you desire. See “Description of New CXApp Capital Stock” for more information.

The Proposed Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by New CXApp Stockholders, which could limit the New CXApp Stockholders’ ability to obtain a favorable judicial forum for disputes with New CXApp or its directors, officers, employees or stockholders.

The Proposed Charter will provide that, subject to limited exceptions, any (1) derivative action, suit or proceeding brought on behalf of New CXApp, (2) action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of New CXApp to New CXApp or its stockholders, (3) action, suit or proceeding arising pursuant to any provision of the DGCL or the Proposed Charter or the Proposed Bylaws (as either may be amended from time to time), (4) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (5) action, suit or proceeding asserting a claim against New CXApp or any current or former director, officer or stockholder governed by the internal affairs doctrine of the State of Delaware shall, to the fullest extent permitted by applicable law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, provided that, (i) unless New CXApp consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. and (ii) such exclusive forum provision shall not apply to claims or causes of action brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of New CXApp’s capital stock shall be deemed to have notice of and to consent to the provisions of the Proposed Charter. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New CXApp or its directors, officers or other employees, which may discourage such lawsuits against New CXApp and its directors, officers and employees. Alternatively, if a court were to find these provisions of the Proposed Charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, New CXApp may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect New CXApp’s business and financial condition.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the Nasdaq, require significant resources, increase our costs and distract our management, and we may be unable to comply with these requirements in a timely or cost-effective manner. New CXApp will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

CXApp has operated as a privately owned company and expects to incur additional legal, regulatory, finance, accounting, investor relations and other administrative expenses as a result of having publicly traded common stock. In addition, New CXApp will be required under the Sarbanes-Oxley Act, as well as rules adopted by the SEC and Nasdaq to implement specified corporate governance practices that currently do not apply to CXApp as a private company.

As a public company with equity securities listed on Nasdaq, following the consummation of the Merger, New CXApp will need to comply with rules and regulations of the SEC and the requirements of Nasdaq. Complying with these rules, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will significantly increase our costs and expenses. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. In addition, as a public company we will incur substantial costs to obtain director and officer liability insurance policies. These factors could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee.

New CXApp will be required to ensure that it has the ability to prepare financial statements on a timely basis that fully comply with all SEC reporting requirements and maintain effective internal controls over financial reporting. The additional demands associated with being a public company may disrupt regular operations of New CXApp’s business by diverting the attention of some of its senior management team away from revenue producing activities to management and administrative oversight, adversely affecting New CXApp’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing New CXApp’s businesses. In addition, failure to comply with any laws or regulations applicable to New CXApp as a public company may result in legal proceedings and/or regulatory investigations, and may cause reputational damage. Any of these effects could harm New CXApp’s business, financial condition and results of operations.

Risks Related to Redemption

Neither the Merger Agreement nor the Existing Organizational Documents include a specified maximum redemption threshold, but the Merger Agreement is subject to the satisfaction or waiver of the Minimum Cash Condition. The absence of such a redemption threshold may make it possible to complete a Merger in which a substantial majority of KINS Public Stockholders do not agree.

Neither the Existing Organizational Documents nor the Merger Agreement provide a specified maximum redemption threshold, except that, under both, in no event will KINS redeem shares of KINS Class A Common Stock in an amount that would cause KINS’ net tangible assets to be less than $5,000,001 (such that KINS is not subject to the SEC’s “penny stock” rules). In addition, the Merger Agreement does not provide a maximum redemption threshold; instead the Merger Agreement provides that, CXApp will not be obligated to consummate the Merger if the Minimum Cash Condition is not satisfied or waived by CXApp (in its discretion). There can be no assurance that CXApp could and would waive the Minimum Cash Condition. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to the Obligations of CXApp.” As a result of these conditions, KINS will be able to complete the Merger even if a substantial majority of the holders of shares of KINS Class A Common Stock have redeemed their shares.

The Merger Agreement includes a Minimum Cash Condition as a Condition to the consummation of the Merger, which may make it more difficult for KINS to complete the Business Combination as contemplated and may delay the time period for liquidation in order for public stockholders to redeem shares.

The Merger Agreement provides that the parties’ obligation to consummate the Business Combination is conditioned on, among other things, KINS have at least $9,500,000 in cash and cash equivalents as of the Closing, including funds remaining in the Trust Account (after giving effect to the completion and payment of any redemptions) and the proceeds of any backstop arrangement, prior to paying any of KINS’ expenses and liabilities due at the Closing (the “Minimum Cash Condition”).

The Merger Agreement also contains a mutual condition that as of the Closing, KINS shall have net tangible assets of at least $5,000,001.

There can be no assurance that CXApp could and would waive the Minimum Cash Condition. Furthermore, as provided in the Existing Charter, in no event will KINS redeem its public shares in an amount that would cause KINS’ net tangible assets to be less than $5,000,001.

If such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.

If such conditions are waived and the Business Combination is consummated and the Company has less than the amount of the Minimum Cash Condition, the cash held by the Company after the Closing may not be sufficient to allow the Company to operate and pay its bills as they become due. Furthermore, KINS’ affiliates are not obligated to make loans to the Company in the future. The additional exercise of redemption rights with respect to a large number of KINS’ Public Stockholders may make the Company unable to take such actions as may be desirable in order to optimize the capital structure of the Company after consummation of the Business Combination and the Company may not be able to raise additional financing from unaffiliated parties necessary to fund the Company’s expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding the Company’s ability to continue as a going concern at such time.

If the Business Combination is not successful, KINS Public Stockholders would not receive their pro rata portion of the Trust Account until KINS liquidates or until KINS consummates another initial business combination, which it may or may not be able to due within the required time period under the Existing Charter. KINS Public Stockholders in need of immediate liquidity, could attempt to sell shares in the open market; however, at such time KINS shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, stockholders may suffer a material loss on their investment and KINS Public Stockholders may lose the benefit of funds expected in connection with their ability to redeem shares until KINS liquidates or KINS Public Stockholders are able to sell shares in the open market.

There is no guarantee that a KINS Public Stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a KINS Public Stockholder may be able to sell the shares of New CXApp Common Stock in the future following the completion of the Merger. Certain events following the consummation of any business combination, including the Merger, may cause an increase in the New CXApp Common Stock price, and may result in a lower value realized now than a KINS Stockholder might realize in the future had the KINS Stockholder not elected to redeem such stockholder’s shares of KINS Class A Common Stock. Similarly, if a KINS Public Stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New CXApp Common Stock after the consummation of the Merger, and there can be no assurance that a stockholder can sell his, her or its shares of New CXApp Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/ prospectus. A KINS Public Stockholder should consult his, her or its tax and/or financial advisor for assistance on how this may affect its individual situation.

We may be subject to the Excise Tax included in the Inflation Reduction Act of 2022 in connection with redemptions of our common stock after December 31, 2022.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022 (H.R. 5376) (the “IRA”), which imposes an excise tax on “covered corporations” (generally, publicly-traded domestic corporations) equal to 1% of the fair market value of certain stock repurchased after December 31, 2022 (the “Excise Tax”). Because we expect to be a covered corporation, it is likely that the Excise Tax will generally apply to any redemptions of our common stock after December 31, 2022. The application of the Excise Tax to redemptions of stock in connection with a liquidation is uncertain. Issuances of our stock, including in connection with the Business Combination, could reduce the amount of any Excise Tax, but only to the extent they occur in the same tax year as the redemptions giving rise to the Excise Tax. Moreover, the fair market value of any stock redeemed may exceed the fair market value of any stock issued. Consequently, the Excise Tax may reduce the amount of cash we have available to complete a business combination.

If KINS Public Stockholders fail to comply with the redemption requirements specified in this proxy statement/ prospectus, they will not be entitled to redeem their shares of KINS Class A Common Stock for a pro rata portion of the funds held in the Trust Account.

Holders of shares of KINS Class A Common Stock are entitled to exercise their rights to redeem their shares of KINS Class A Common Stock for a pro rata portion of the Trust Account regardless of whether they vote for or against or abstain from voting on the Business Combination Proposal or any other Transaction Proposal. In addition, to exercise their redemption rights, holders are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to KINS’ transfer agent prior to the vote at the KINS Special Meeting. If a holder properly seeks redemption as described in this proxy statement/prospectus and the Merger with CXApp is consummated, KINS will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own such shares following the Merger. See “Summary — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the shares of KINS Class A Common Stock, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the shares of KINS Class A Common Stock.

A KINS Public Stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the public shares of KINS Class A Common Stock, which we refer to as the “Excess Shares.” Your inability to redeem the Excess Shares will reduce your influence over our ability to complete our initial business combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions.

Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your stock in open market transactions, potentially at a loss.

If we are not able to complete the Merger with CXApp in the prescribed timeframe nor able to complete another business combination by such date, we would cease all operations except for the purpose of winding up and we would redeem our shares of KINS Class A Common Stock and liquidate, in which case the KINS Public Stockholders may only receive $10.10 per share, or less than such amount in certain circumstances, and the KINS Warrants will expire worthless.

Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. For example, the COVID-19 pandemic continues in the U.S. and, while the extent of the impact of the outbreak on KINS will depend on future developments, it could limit our ability to complete our initial business combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, the outbreak of the COVID-19 may negatively impact New CXApp’s business following the Merger.

If KINS is not able to complete the Merger, or another business combination, within 24 months from the closing of the KINS Initial Public Offering, KINS will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the shares of KINS Class A Common Stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding shares of KINS Class A Common Stock, which redemption will completely extinguish the KINS Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining KINS Stockholders and the KINS Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, the KINS Public Stockholders may only receive $10.10 per share, and the KINS Warrants will expire worthless. In certain circumstances, the KINS Public Stockholders may receive less than $10.10 per share on the redemption of their shares. See “— Risks Related to the Merger and KINS — If third parties bring claims against KINS, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.10 per share (which was the offering price per KINS Unit in the KINS Initial Public Offering).”

If we have not completed an initial business combination within 24 months from the closing of the KINS Initial Public Offering, the KINS Public Stockholders may be forced to wait beyond such 24 months before redemption from our trust account.

If we have not completed an initial business combination by the Liquidation Date, the proceeds then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay franchise and income taxes (less up to $100,000 of the interest to pay dissolution expenses), will be used to fund the redemption of our shares of KINS Class A Common Stock, as further described herein. Any redemption of KINS Public Stockholders from the Trust Account will be effected automatically by function of our Existing Charter prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to the KINS Public Stockholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the DGCL. In that case, investors may be forced to wait beyond the Liquidation Date before the redemption proceeds of our trust account become available to them, and they receive the return of their pro rata portion of the proceeds from our trust account. We have no obligation to return funds to investors prior to the date of our redemption of shares of KINS Class A Common Stock or liquidation unless we complete our initial business combination prior thereto and only then in cases where investors have sought to redeem their KINS Class A Common Stock. Only upon our redemption or any liquidation will KINS Public Stockholders be entitled to distributions if we do not complete our initial business combination.

Risks Related to the Separation and Distribution and Our Relationship with Inpixon

As a result of the Separation, we will lose Inpixon’s brand, reputation, capital base and other resources, and may experience difficulty operating as a standalone company.

We believe our association with Inpixon has contributed to our building relationships with our customers due to Inpixon’s globally recognized brand and reputation for innovation in indoor intelligence. The Separation could adversely affect our ability to attract and retain customers, which could result in reduced sales of our products.

The loss of Inpixon’s scale, capital base and financial strength may also prompt suppliers to reprice, modify or terminate their relationships with us. In addition, Inpixon’s elimination of its ownership of our company could potentially cause some of our existing agreements and licenses to be terminated. We cannot predict with certainty the effect that the Separation, Distribution or Merger will have on our business, our clients, vendors or other persons, or whether our CXApp brand will be accepted in the marketplace.

Further, because we have not operated as a standalone company in the past, we may have difficulty doing so. We may need to acquire assets and resources in addition to those provided by Inpixon to our company, and in connection with the Separation, may also face difficulty in separating our assets from Inpixon’s assets and integrating newly acquired assets into our business. Our business, financial condition and results of operations could be materially and adversely affected if we have difficulty operating as a standalone company, fail to acquire assets that prove to be important to our operations or incur unexpected costs in separating our assets from Inpixon’s assets or integrating newly-acquired assets.

We will incur significant charges in connection with the Separation and incremental costs as a standalone public company.

We will need to replicate or replace certain functions, systems and infrastructure to which we will no longer have the same access after the Separation. We may also need to make investments or hire additional employees, or out-source certain functions, systems and infrastructure through contracts with third parties, to operate without access to Inpixon’s existing operational and administrative infrastructure. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs is subject to change.

Inpixon currently performs or supports many important corporate functions for our company. Our combined financial statements reflect charges for these services on an allocated basis. Following the Separation, many of these services will be governed by our Transition Services Agreement. Under the Transition Services Agreement we will be able to use these Inpixon services for a fixed term established on a service-by-service basis. The Transition Services Agreement may be terminated by us with prior written notice in certain circumstances, by either party in the event of an uncured material breach by the other party or its applicable affiliates, upon bankruptcy or insolvency of the other party, or by mutual agreement of the parties.

We will pay Inpixon fees for the transition services as set forth in the Transition Services Agreement. In addition, while these services are being provided to us by Inpixon, our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them will be limited.

We may not be able to replace these services or enter into appropriate third-party agreements that include terms and conditions, including cost, that will be as favorable to us as those that we will receive from Inpixon under our Transition Services Agreement. Additionally, after the Transition Services Agreement terminates, we may be unable to sustain the services at the same levels or obtain the same benefits as when we were receiving such services and benefits from Inpixon. When we begin to operate these functions separately, if we do not have our own adequate systems and business functions in place, or are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline. In addition, we have historically received informal support from Inpixon, which may not be addressed in our Transition Services Agreement. The level of this informal support will diminish or be eliminated following the Separation.

In addition, our historical combined financial statements include the attribution of certain assets and liabilities that historically have been held at the Inpixon corporate level but which are specifically identifiable or attributable to the businesses being transferred to us in connection with the Separation. The value of the assets and liabilities we assume in connection with the Separation could ultimately be materially different than such attributions, which could have a material adverse effect on our financial condition.

Pursuant to the Transition Services Agreement, we will also provide services relating to corporate functions, legal administration and other administrative functions to Inpixon. These will be services that we historically provided to Inpixon prior to the Separation. Under the Transition Services Agreement, Inpixon will be able to use our services for a fixed term established on a service-by-service basis. The Transition Services Agreement may be terminated by Inpixon with prior written notice in certain circumstances, by either party in the event of an uncured material breach by the other party or its applicable affiliates, upon bankruptcy or insolvency of the other party, or by mutual agreement of the parties. Inpixon will pay us fees for the transition services as set forth in the Transition Services Agreement. In addition, while these services are being provided to Inpixon by us, our operational flexibility to modify or implement changes with respect to our capabilities to provide such services will be limited, and we may be obligated to maintain certain functions and capabilities solely to be able to meet our obligations to Inpixon under the Transition Services Agreement.

Our historical combined financial data and pro forma financial statements are not necessarily representative of the results we would have achieved as a standalone company and may not be a reliable indicator of our future results.

Our historical combined financial data included in this proxy statement/prospectus does not reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future. This is primarily the result of the following factors:

●	our historical combined financial data does not reflect the Business Combination;
●	our historical combined financial data reflects expense allocations for certain support functions that are provided on a centralized basis within Inpixon, such as expenses for executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations that may be higher or lower than the comparable expenses we would have actually incurred, or will incur in the future, as a standalone company;
●	our cost of debt and our capital structure will be different from that reflected in our historical combined financial statements;
●	significant increases may occur in our cost structure as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); and
●	the Separation may have a material effect on our customers and other business relationships, including supplier relationships, and may result in the loss of preferred pricing available by virtue of our reduced relationship with Inpixon.

Our financial condition and future results of operations, after giving effect to the Business Combination, will be materially different from amounts reflected in our historical combined financial statements included elsewhere in this proxy statement/prospectus. As a result of the Business Combination, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

Certain of our officers or directors may have actual or potential conflicts of interest because of their equity interests in Inpixon.

Following the Business Combination, our officers or directors may own Inpixon Common Stock or equity awards. Specifically, our anticipated Chief Product Officer, Leon Papkoff, beneficially owns 126,028 shares of Inpixon Common Stock. For a description of Inpixon equity held by our named executive officers and non-employee directors see “Executive Compensation.” The ownership by our officers and directors of any Inpixon equity or equity awards creates, or may create the appearance of, conflicts of interest when these officers or directors are faced with decisions that could have different implications for Inpixon than for us. These potential conflicts could arise, for example, over matters such as the desirability of changes in our business and operations, funding and capital matters, regulatory matters, possible acquisitions or other corporate opportunities, matters arising with respect to the Merger Agreement, the Separation and Distribution Agreement and other agreements with Inpixon relating to the Separation or otherwise, employee retention or recruiting, or our dividend policy.

If the Distribution, together with certain related transactions, fails to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, or the Merger fails to qualify as a reorganization under Section 368(a) of the Code, Inpixon and its stockholders could incur significant tax liabilities, and KINS and CXApp could be required to indemnify Inpixon for taxes that could be material, pursuant to indemnification obligations under the Tax Matters Agreement.

Although the Distribution and Merger are not conditioned on its receipt, Inpixon expects to receive the Distribution Tax Opinion from RSM US LLP, tax advisor to Inpixon, which shall provide that the Contribution and Distribution, taken together, will qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. The Distribution Tax Opinion will be based on, among other things, certain facts, assumptions, representations and undertakings from Inpixon, CXApp and KINS, including those regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not satisfied, Inpixon may not be able to rely on the Distribution Tax Opinion. Moreover, even if Inpixon receives the Distribution Tax Opinion, such opinion will not be binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge its conclusions or otherwise determine on audit that the Distribution or Merger does not qualify for its respective intended tax treatment, including as a result of a change in stock or asset ownership of Inpixon, CXApp or KINS after the Distribution.

If the Distribution does not qualify under Section 355 of the Code, the Distribution would be treated as a taxable dividend to Inpixon securityholders equal to the fair market value of the CXApp stock to the extent of Inpixon’s earnings and profits. If the dividend exceeds such earnings and profits, the amount of such excess will be treated as a return of capital to the extent of an Inpixon Stockholder’s basis in its Inpixon stock, and then a capital gain. To the extent that the Merger does not qualify as a reorganization under Section 368(a) of the Code, Inpixon securityholders would recognize taxable income equal to the difference between the fair market value of the KINS shares received and their tax basis in the CXApp Shares. In either such case, Inpixon securityholders that are subject to U.S. federal income tax could incur significant

U.S. federal income tax liabilities. For a more detailed discussion, see the section entitled “United States Federal Income Tax Considerations — Treatment of the Distribution” and “United States Federal Income Tax Considerations — Tax Consequences of the Merger to Holders of CXApp Common Stock.”

In addition, if the Contribution and Distribution, taken together, do not qualify under Section 355 and 368(a)(1)(D) of the Code, Inpixon would recognize taxable income on the Distribution equal to the difference between the fair market value of the CXApp Shares distributed by Inpixon to the Inpixon securityholders and Inpixon’s basis in such shares. Inpixon does not anticipate that it would have net operating losses to offset any taxable income triggered as a result of failure to qualify under Section 355 and 368(a)(1)(D) of the Code because its net operating losses will be limited by Section 382 of the Code.

Even if the Contribution and Distribution, taken together, otherwise qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, the Distribution would be taxable to Inpixon (but not to Inpixon securityholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Inpixon or CXApp, directly or indirectly (including through acquisitions of the stock of New CXApp after the Merger), as part of a plan or series of related transactions that includes the Distribution. Pursuant to the Tax Matters Agreement, Inpixon will bear the responsibility for this tax if such tax relates to or arises out of the failure of the intended tax treatment or to certain actions taken by Inpixon. If, however, such tax is attributable to certain actions or omissions by KINS or CXApp, inaccuracies, misrepresentations or misstatements relating to KINS or CXApp, or certain events involving the stock of KINS or CXApp or assets of CXApp post-Distribution, KINS and CXApp will be obligated to indemnify Inpixon for such taxes. Further, even if KINS and CXApp are not responsible for tax liabilities of Inpixon under the Tax Matters Agreement, CXApp nonetheless could be liable under applicable U.S. federal tax law for such liabilities if Inpixon were to fail to pay them. For more information regarding the Tax Matters Agreement, see “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Summary of the Ancillary Agreements — Form of Tax Matters Agreement.”

Under the Tax Matters Agreement, CXApp and KINS might not be able to engage in certain transactions and equity issuances following the Distribution that might otherwise be beneficial.

The Tax Matters Agreement generally restricts CXApp’s and KINS’ ability to engage in equity transactions after the Distribution in order to preserve, for U.S. federal income tax purposes, the qualification of the Distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Even if the Distribution otherwise qualifies for tax-free treatment to Inpixon’s stockholders under Section 355 of the Code, it may result in corporate-level taxable gain to Inpixon if there is a 50% or greater change in ownership, by vote or value, of KINS Common Stock, CXApp stock, Inpixon’s stock or the stock of a successor of any of the foregoing occurring as part of a plan or series of related transactions that includes the Distribution. Any acquisitions or issuances of KINS stock, CXApp stock or Inpixon’s stock within two years of the Distribution are generally presumed to be part of such a plan, although KINS, CXApp or Inpixon may be able to rebut that presumption.

In particular, except in specific circumstances, in the two years following the Distribution, KINS and CXApp will be restricted from, among other things, (i) entering into certain transactions pursuant to which all or a portion of KINS’ stock would be acquired, whether by merger, consolidation, certain stock issuances, or otherwise and (ii) ceasing to actively conduct certain of the CXApp businesses. These restrictions may limit for a period of time KINS’ ability to freely issue stock, make acquisitions, or raise additional equity capital, which could delay or prevent certain transactions that KINS may believe to be in the best interests of KINS’ stockholders or that might increase the value of KINS’ businesses. For more information, see “Proposal No. 1 — The Business Combination Proposal — Summary of the Ancillary Agreements — Form of Tax Matters Agreement.”

The anticipated benefits of the Business Combination may not be achieved.

We may not be able to achieve the full strategic and financial benefits expected to result from the Business Combination, including the potential that the Business Combination will:

●	allow each business to pursue its own operational and strategic priorities and more quickly respond to trends, developments and opportunities in its respective markets;
●	increase the potential value for Inpixon securityholders to receive shares of New CXApp based on a pre-transaction equity value of CXApp of $69.0 million, which was greater than the market capitalization of Inpixon as of the date of the Merger Agreement;
●	create two separate and distinct management teams focused on each business’s unique strategic priorities, target markets and corporate development opportunities;
●	give each business opportunity and flexibility by pursuing its own investment, capital allocation and growth strategies consistent with its long-term objectives;
●	allow investors to separately value each business based on the unique merits, performance and future prospects of each business, providing investors with two distinct investment opportunities;
●	enhance the ability of each business to attract and retain qualified management and to better align incentive-based compensation with the performance of each separate business; and
●	give each of CXApp and Inpixon its own equity currency for use in connection with acquisitions.

We may not achieve the anticipated benefits of the Business Combination for a variety of reasons. Further, such benefits, if ultimately achieved, may be delayed. In addition, the Business Combination could materially and adversely affect our business, financial condition and results of operations.

Potential indemnification obligations to Inpixon pursuant to the Separation and Distribution Agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

The Separation and Distribution Agreement, among other things, provides for indemnification obligations (for uncapped amounts) designed to make us financially responsible for all liabilities that Inpixon may incur or may exist relating to our business activities (as currently and historically conducted), whether incurred prior to or after the Separation.

In connection with the Separation, Inpixon will indemnify us for certain liabilities. However, there can be no assurance that such indemnity will be sufficient to insure us against the full amount of such liabilities, or that Inpixon’s ability to satisfy its indemnification obligations will not be impaired in the future.

Pursuant to the Separation and Distribution Agreement and certain other agreements with Inpixon, Inpixon agreed to indemnify us for certain liabilities as discussed further in “Proposal No. 1 — The Business Combination Proposal — Summary of the Separation and Distribution Agreement.” However, third parties could also seek to hold us responsible for any of the liabilities that Inpixon has agreed to retain, and there can be no assurance that the indemnity from Inpixon will be sufficient to protect us against the full amount of such liabilities, or that Inpixon will be able to fully satisfy its indemnification obligations. In addition, Inpixon’s insurance will not necessarily be available to us for liabilities associated with occurrences of indemnified liabilities prior to the Separation, and in any event Inpixon’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the Separation. Moreover, even if we ultimately succeed in recovering from Inpixon or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our businesses, financial position, results of operations and cash flows.

The Separation and Distribution may expose us to potential liabilities arising out of legal dividend requirements.

The Distribution of our common stock is subject to review under state corporate distribution statutes. Under the Nevada Revised Statutes (“NRS”), no distribution (including dividends on, or redemption or repurchases of, shares of capital stock) may be made if, after giving effect to such distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of preferred stockholders. Although Inpixon intends to make the Distribution of our common stock in compliance with the NRS, we cannot assure you that a court will not later determine that some or all of the Distribution to Inpixon securityholders was unlawful.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of KINS and CXApp adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The historical financial information of KINS was derived from the unaudited financial statements of KINS as of and for the six months ended June 30, 2022 and the audited financial statements of KINS as of and for the year ended December 31, 2021, included elsewhere in this proxy statement/prospectus. The historical financial information of CXApp was derived from the unaudited combined carve-out financial statements of Design Reactor and subsidiaries as of and for the six months ended June 30, 2022 and the audited combined carve-out financial statements of Design Reactor and subsidiaries as of and for the year ended December 31, 2021, included elsewhere in this proxy statement/prospectus. Such unaudited pro forma financial information has been prepared on a basis consistent with the financial statements of KINS and Design Reactor and subsidiaries, respectively. This information should be read together with the financial statements of KINS and Design Reactor and subsidiaries and related notes, the sections titled “KINS’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Design Reactor, Inc. and Subsidiaries” and other information included elsewhere in this proxy statement/prospectus, including the Merger Agreement and the descriptions of certain terms thereof set forth in the section titled “Proposal No. 1 — The Business Combination Proposal.”

The Business Combination is anticipated to be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, KINS is treated as the “acquired” company for financial reporting purposes. CXApp has been determined to be the accounting acquirer because CXApp, as a group, will retain a majority of the outstanding shares of New CXApp as of the closing of the Business Combination, CXApp’s management will comprise the majority of New CXApp, CXApp represents a significant majority of the assets of New CXApp, and CXApp’s business will comprise the ongoing operations of New CXApp.

The unaudited pro forma condensed combined balance sheet as of June 30, 2022 combines the historical balance sheets of KINS and CXApp on a pro forma basis as if the Business Combination and related transactions had been consummated on June 30, 2022. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2021, the beginning of the earliest period presented. KINS and CXApp have not had any historical operating relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Merger Agreement

On September 25, 2022, KINS entered into the Merger Agreement, by and among KINS, Inpixon, CXApp, and Merger Sub, pursuant to which KINS will combine with CXApp, Inpixon’s Enterprise Apps Business. Also on September 25, 2022, and in connection with the execution of the Merger Agreement, KINS, Inpixon, CXApp and the Sponsor entered into the Sponsor Support Agreement.

Immediately prior to the Merger and pursuant to the Separation and Distribution Agreement, dated as of September 25, 2022, among KINS, Inpixon, CXApp and Design Reactor, and other ancillary conveyance documents, Inpixon will, among other things and on the terms and subject to the conditions of the Separation and Distribution Agreement, effect the Reorganization by transfer the Enterprise Apps Business, including certain related subsidiaries of Inpixon, including Design Reactor, to CXApp and, in connection therewith, will effect the Distribution by distributing to Inpixon securityholders 100% of the CXApp Common Stock, as further described below.

Immediately following the Distribution, in accordance with and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into CXApp, with CXApp continuing as the surviving company in the Merger and as a wholly-owned subsidiary of KINS (the Merger).

The Merger Agreement, along with the Separation and Distribution Agreement and the other transaction documents to be entered into in connection therewith, provides for, among other things, the consummation of the following transactions (collectively, the Business Combination): (i) Inpixon will transfer the Enterprise Apps Business to its wholly-owned subsidiary, CXApp, and contribute $10 million in capital thereto (net of cash held by CXApp as of the Effective Time), (ii) following the Separation, Inpixon will distribute 100% of the shares of CXApp Common Stock to Inpixon securityholders by way of the Distribution and (iii) following the completion of the foregoing transactions and subject to the satisfaction or waiver of certain other conditions set forth in the Merger Agreement, the parties shall consummate the Merger.

Upon consummation of the Business Combination, New CXApp will have two classes of common stock: New CXApp Class A Common Stock and New CXApp Class C Common Stock. The New CXApp Class A Common Stock and the New CXApp Class C Common Stock will be identical in all respects, except that the New CXApp Class C Common Stock will be subject to transfer restrictions and will automatically convert into New CXApp Class A Common Stock on the earlier to occur of (i) the 180th day following the closing of the Merger and (ii) the day that the last reported sale price of the New CXApp Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period following the closing of the Merger.

At the closing of the Business Combination, each share of KINS Class A Common Stock and Class B Common Stock will be exchanged for one share of New CXApp Class A Common Stock, subject to adjustment pursuant to the Sponsor Support Agreement noted below. Additionally, the outstanding shares of CXApp Common Stock after the Distribution and immediately prior to the effective time of the Merger will be converted into an aggregate of 6.9 million shares of New CXApp Common Stock which shall be issued to Inpixon shareholders, subject to adjustment. Each holder’s aggregate merger consideration will consist of 10% New CXApp Class A Common Stock and 90% New CXApp Class C Common Stock (such percentages, in each case, subject to adjustment to comply with the listing requirements set forth under Nasdaq Listing Rule 5505(b)(2)). Pursuant to the Sponsor Support Agreement, the Sponsor and related parties have agreed that, subject to the limitations set forth therein, the total amount of shares of New CXApp Common Stock issued to CXApp Stockholders (as of immediately after consummation of the Distribution) at the Closing will exceed the total amount of shares of New CXApp Common Stock issued to all other parties at the Closing by one share.

As a condition to Closing of the Business Combination, KINS is subject to the Minimum Cash Condition, in which, as of the Closing, the amount of cash available in the trust account after deducting the amount required to satisfy KINS’ obligations to the KINS Public Stockholders, if any, that exercise their rights to redeem their Public Shares, but prior to the payment of any transaction expenses of CXApp or KINS is at least equal to $9.5 million. The 938,090 Public Shares outstanding and subject to redemption remain eligible to be redeemed and, in a scenario in which all are redeemed, the Minimum Cash Condition would not be met without a waiver or alternative financing. The Maximum Redemption scenario presented within this unaudited pro forma condensed combined financial information assumes all of the remaining outstanding 938,090 Public Shares are redeemed, and assumes CXApp, at its sole option and without any other party’s approval, waives the minimum cash condition in the Merger Agreement. If all 938,090 Public Shares are redeemed, CXApp would be required to waive the minimum cash condition or KINS would otherwise need obtain alternative financing arrangements to satisfy this closing condition.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of shares of KINS Common Stock:

●	Assuming Minimum Redemptions: This scenario assumes that no additional KINS Public Stockholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account and that that Sponsor has exchanged its 6,150,000 shares of KINS Class B Common Stock for 5,211,909 shares of KINS Class A Common Stock immediately prior to the consummation of the Merger pursuant to the terms of the Sponsor Support Agreement.
●	Assuming Maximum Redemptions: This scenario assumes that 938,090 shares of KINS Class A Common Stock subject to redemption are redeemed for an aggregate payment of approximately $9.5 million (based on an estimated per share redemption price of $10.10 inclusive of amounts held in the Trust Account and estimated interest income and taxes) and that that Sponsor has exchanged its 6,150,000 shares of KINS Class B Common Stock for 6,149,999 shares of KINS Class A Common Stock immediately prior to the consummation of the Merger pursuant to the terms of the Sponsor Support Agreement. The Merger Agreement includes a condition to the Closing, that, at the Closing, the cash proceeds from the trust account, plus any amount raised pursuant to permitted equity financings prior to closing of the Merger in the aggregate equaling no less than $9.5 million.

The following summarizes the pro forma ownership of common stock of KINS following the Business Combination under both the minimum redemption and maximum redemption scenarios:

	Assuming Minimum Redemptions (Shares)						Assuming Maximum Redemptions (Shares)
	Class A	%	Class C	%	Total Shares	%	Class A	%	Class C	%	Total Shares	%
CXApp Stockholders(1)	690,000	5.0%	6,210,000	45.0%	6,900,000	50.0%	690,000	5.0%	6,210,000	45.0%	6,900,000	50.0%
KINS Public Stockholders(2)	938,090	6.8%	—	—%	938,090	6.8%	—	—%	—	—%	—	—%
Sponsor, BlackRock and related parties(3)(4)(5)(6)	5,961,909	43.2%	—	—%	5,961,909	43.2%	6,899,999	50.0%	—	—%	6,899,999	50.0%
Pro forma Common Stock	7,589,999	55.0%	6,210,000	45.0%	13,799,999	100.0%	7,589,999	55.0%	6,210,000	45.0%	13,799,999	100.0%
(1)	The New CXApp Class A Common Stock and the New CXApp Class C Common Stock will be identical in all respects, except that the New CXApp Class C Common Stock will be subject to transfer restrictions and will automatically convert into New CXApp Class A Common Stock on the earlier to occur of (i) the 180th day following the closing of the Merger and (ii) the day that the last reported sale price of the New CXApp Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period following the closing of the Merger.
(2)	Excludes 13,800,000 shares of New CXApp Class A Common Stock underlying the public warrants.
(3)	Excludes 10,280,000 shares of New CXApp Class A Common Stock underlying the private warrants.
(4)	Includes 225,000 shares of New CX App Class A Common Stock held by Direct Anchor Investors assuming forfeiture to Sponsor of 525,000 shares of KINS Class B Common Stock prior to closing.
(5)	Includes 518,247 and 600,000 shares of New CXApp Class A Common Stock distributed to Inpixon for its existing interests in KINS under the Minimum Redemptions and Maximum Redemptions scenarios, respectively.
(6)	Pursuant to the Sponsor Support Agreement, the Sponsor and related parties have agreed, subject to the limitations set forth therein, that the total amount of shares of New CXApp Common Stock issued to CXApp Stockholders (as of immediately after consummation of the Distribution) at the Closing will exceed the total amount of shares of New CXApp Common Stock issued to all other parties at the Closing by one share.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2022

(in thousands, except share and per share amounts)

					Transaction			Transaction
					Accounting		Pro Forma	Accounting		Pro Forma
					Adjustments		Combined	Adjustments		Combined
			Autonomous		(Assuming		(Assuming	(Assuming		(Assuming
	KINS	CXApp	Entity		Minimum		Minimum	Maximum		Maximum
	(Historical)	(Historical)	Adjustments		Redemptions)		Redemptions)	Redemptions)		Redemptions)
ASSETS
Current assets:
Cash and cash equivalents	$189	$6,150	$3,850	A	$9,528	B	$13,627	$(9,528)	H	4,099
					(6,090)	C
Accounts receivable, net of allowances	—	1,231	—		—		1,231	—		1,231
Notes and other receivables	—	36	—		—		36	—		36
Inventory	—	10	—		—		10	—		10
Prepaid expenses and other current assets	30	1,503	—		—		1,533	—		1,533
Total current assets	219	8,930	3,850		3,438		16,437	(9,528)		6,909
Cash and investments held in Trust Account	9,528	—	—		(9,528)	B	—	—		—
Property and equipment, net	—	215	—		—		215	—		215
Operating lease right-of-use asset, net	—	847	—		—		847	—		847
Software development costs, net	—	562	—		—		562	—		562
Intangible assets, net	—	21,450	—		—		21,450	—		21,450
Other assets	—	53	—		—		53	—		53
Total Assets	$9,747	$32,057	$3,850		$(6,090)		$39,564	$(9,528)		$30,036
LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$327	$—		$—		$327	$—		$327
Accrued liabilities	997	2,087	—		(172)	C	2,912	—		2,912
Operating lease obligation, current	—	266	—		—		266	—		266
Deferred revenue	—	2,452	—		—		2,452	—		2,452
Acquisition liability	—	3,486	—		(3,486)	D	—	—		—
Income taxes payable	23	—	—		—		23	—		23
Total current liabilities	1,020	8,618	—		(3,658)		5,980	—		5,980
Operating lease obligation, noncurrent	—	602	—		—		602	—		602
Other liabilities, noncurrent	—	30	—		—		30	—		30
Derivative liabilities	2,649	—	—		—		2,649	—		2,649
Total Liabilities	3,669	9,250	—		(3,658)		9,261	—		9,261
Temporary Equity:
Common stock subject to possible redemption	9,475	—	—		(9,475)	E	—	—		—
Total temporary equity	9,475	—	—		(9,475)		—	—		—
Stockholders’ Equity (Deficit)
Preferred stock	—	—	—		—		—	—		—
Class A common stock	—	—	—		1	E	1	—		1
Class B common stock	1	—	—		(1)	E	—	—		—
Class C common stock	—	—	—		1	F	1	—		1
Parent’s equity	—	22,807	3,850	A	3,486	D	—	—		—
					(30,143)	F
Additional paid-in capital	—	—	—		(5,918)	C	30,301	(9,528)	H	20,773
					9,475	E
					30,142	F
					(3,398)	G
Accumulated deficit	(3,398)	—	—		3,398	G	—	—		—
Total stockholders’ equity (deficit)	(3,397)	22,807	3,850		7,043		30,303	(9,528)		20,775
Total liabilities, temporary equity and stockholders’ equity (deficit)	$9,747	$32,057	$3,850		$(6,090)		$39,564	$(9,528)		$30,036

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(in thousands, except share and per share amounts)

					Transaction			Transaction
					Accounting		Pro Forma	Accounting	Pro Forma
					Adjustments		Combined	Adjustments	Combined
			Autonomous		(Assuming		(Assuming	(Assuming	(Assuming
	KINS	CXApp	Entity		Minimum		Minimum	Maximum	Maximum
	(Historical)	(Historical)	Adjustments		Redemptions)		Redemptions)	Redemptions)	Redemptions)
Revenues	$—	$4,731	$—		$—		$4,731	$—	$4,731
Cost of revenues	—	1,129	—		—		1,129	—	1,129
Gross profit	—	3,602	—		—		3,602	—	3,602
Operating expenses:
Formation and operating costs	625	—	—		—		625	—	625
Research and development	—	4,421	—		—		4,421	—	4,421
Sales and marketing	—	2,726	—		—		2,726	—	2,726
General and administrative	—	1,369	406	AA	—		1,775	—	1,775
Acquisition-related costs	—	16	—		—		16	—	16
Impairment of goodwill	—	5,540	—		—		5,540	—	5,540
Amortization of intangibles	—	1,948	—		—		1,948	—	1,948
Total operating expenses	625	16,020	406		—		17,051	—	17,051
Loss from operations	(625)	(12,418)	(406)		—		(13,449)	—	(13,449)
Other income (expense):
Interest income, net	—	9	—		—		9	—	9
Other (expense) income	—	(234)	—		—		(234)	—	(234)
Gain on waiver of deferred underwriting fee	9,660	—	—		—		9,660	—	9,660
Change in fair value of derivative liabilities	8,627	—	—		—		8,627	—	8,627
Interest earned on cash and investments held in Trust Account	301	—	—		(301)	BB	—	—	—
Total other income (expense)	18,588	(225)	—		(301)		18,062	—	18,062
Income (loss) before income taxes	17,963	(12,643)	(406)		(301)		4,613	—	4,613
Income tax expense	(23)	(62)	—		—		(85)	—	(85)
Net income (loss)	$17,940	$(12,705)	$(406)		$(301)		$4,528	$—	$4,528
Net income per share (Note 4):
Class A common stock (basic & diluted)	$0.64						$0.33		$0.33
Class B common stock (basic & diluted)	$0.64
Class C common stock (basic & diluted)							$0.33		$0.33
Weighted average shares outstanding:
Class A common stock (basic & diluted)	21,004,630						7,589,999		7,589,999
Class B common stock (basic & diluted)	6,900,000
Class C common stock (basic & diluted)							6,210,000		6,210,000

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands, except share and per share amounts)

					Transaction			Transaction
					Accounting		Pro Forma	Accounting	Pro Forma
					Adjustments		Combined	Adjustments	Combined
			Autonomous		(Assuming		(Assuming	(Assuming	(Assuming
	KINS	CXApp	Entity		Minimum		Minimum	Maximum	Maximum
	(Historical)	(Historical)	Adjustments		Redemptions)		Redemptions)	Redemptions)	Redemptions)
Revenues	$—	$6,368	$—		$—		$6,368	$—	$6,368
Cost of revenues	—	1,646	—		—		1,646	—	1,646
Gross profit	—	4,722	—		—		4,722	—	4,722
Operating expenses:
Formation and operating costs	1,498	—	—		—		1,498	—	1,498
Research and development	—	6,704	—		—		6,704	—	6,704
Sales and marketing	—	4,863	—		—		4,863	—	4,863
General and administrative	—	22,168	811	AA	3,288	CC	26,267	—	26,267
Acquisition-related costs	—	628	—		—		628	—	628
Impairment of goodwill	—	11,896	—		—		11,896	—	11,896
Amortization of intangibles	—	3,047	—		—		3,047	—	3,047
Total operating expenses	1,498	49,306	811		3,288		54,903	—	54,903
Loss from operations	(1,498)	(44,584)	(811)		(3,288)		(50,181)	—	(50,181)
Other income (expense):
Interest income, net	—	1	—		—		1		1
Other income	—	81	—		—		81		81
Change in fair value of derivative liabilities	10,638	—	—		—		10,638		10,638
Interest earned on cash and investments held in Trust Account	68	—	—		(68)	BB	—		—
Total other income (expense)	10,706	82	—		(68)		10,720	—	10,720
Income (loss) before income taxes	9,208	(44,502)	(811)		(3,356)		(39,461)	—	(39,461)
Income tax benefit	—	2,527	—		—		2,527	—	2,527
Net income (loss)	$9,208	$(41,975)	$(811)		$(3,356)		$(36,934)	$—	$(36,934)
Net loss per share (Note 4):
Class A common stock (basic & diluted)	$0.27						$(2.68)		$(2.68)
Class B common stock (basic & diluted)	$0.27
Class C common stock (basic & diluted)							$(2.68)		$(2.68)
Weighted average shares outstanding:
Class A common stock (basic & diluted)	27,600,000						7,589,999		7,589,999
Class B common stock (basic & diluted)	6,900,000
Class C common stock (basic & diluted)							6,210,000		6,210,000

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The Business Combination is anticipated to be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, KINS will be treated as the “accounting acquiree” and CXApp as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of CXApp issuing shares for the net assets of KINS, followed by a recapitalization. The net assets of CXApp will be stated at historical cost. Historical financial information prior to the Business Combination will be that of CXApp.

The unaudited pro forma condensed combined balance sheet as of June 30, 2022 gives effect to the Business Combination and related transactions as if they occurred on June 30, 2022. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 give effect to the Business Combination and related transactions as if they occurred on January 1, 2021. These periods are presented on the basis that CXApp is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Business Combination and the related transaction are based on currently available information and certain assumptions and methodologies that KINS management believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. KINS management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and the related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of KINS and Design Reactor and subsidiaries.

Note 2. Accounting Policies and Reclassifications

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New CXApp. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only. The Company has elected not to present management adjustments and will only be presenting transaction accounting adjustments and autonomous entity adjustments in the unaudited pro forma condensed combined financial information. The autonomous entity adjustments are management estimates to reflect incremental costs of CXApp being a standalone entity.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of shares of New CXApp Common Stock outstanding, assuming the Business Combination and related transactions occurred on January 1, 2021.

Autonomous Entity Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The autonomous entity adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2022 are as follows:

A.	Represents Inpixon’s remaining contribution to CXApp of approximately $3.9 million in accordance with the Separation and Distribution Agreement, in which Inpixon has agreed to contribute cash of $10 million to CXApp, net of cash held by CXApp as of the Effective Time (approximately $6.2 million as of June 30, 2022).

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2022 are as follows:

B.	Reflects the reclassification of $9.5 million held in the Trust Account, inclusive of interest earned on the Trust Account, to cash and cash equivalents that becomes available at closing of the Business Combination.
C.	Represents estimated non-recurring transaction costs of approximately $6.1 million inclusive of advisory, banking, printing, legal and accounting fees incurred in connection to the Business Combination. Equity issuance costs of approximately $2.8 million expected to be incurred by CXApp are recognized within additional paid-in capital and transaction expenses of approximately $3.3 million expected to be incurred by KINS are expensed through accumulated deficit and reclassified to additional paid-in capital at closing to reflect the reclassification of KINS’ historical accumulated deficit.
D.	Reflects the settlement of the acquisition liability by New CXApp and Inpixon. The acquisition liability relates to the acquisition of Design Reactor (CXApp) by Inpixon in 2021 which Inpixon has assumed and therefore will not be an obligation of New CXApp. Inpixon expects to settle the remaining acquisition related obligations with the sellers in November 2022.
E.	Reflects the reclassification of approximately $9.5 million of KINS Class A Common Stock subject to possible redemption to permanent equity and conversion of KINS Class B Common Stock to New CXApp Class A Common Stock.
F.	Represents recapitalization of CXApp’s outstanding equity as a result of the reverse recapitalization and the issuance of 690,000 shares of New CXApp Class A Common Stock and 6,210,000 shares of New CXApp Class C Common Stock to CXApp Stockholders (as of immediately after consummation of the Distribution) as consideration for the Business Combination.
G.	Reflects the reclassification of KINS’ historical accumulated deficit into additional paid-in capital as part of the reverse recapitalization.
H.	Reflects a scenario in which 938,090 shares of KINS Class A Common Stock subject to possible redemption are redeemed in connection with the Business Combination, for aggregate payments to redeeming public stockholders of $9.5 million (assuming an estimated redemption price of $10.10 per share), allocated to Class A Common Stock and additional paid-in capital using par value $0.0001 per share.

Autonomous Entity Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The autonomous entity adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 are as follows:

AA.	Reflects estimated incremental general and administrative expenses to reflect CXApp as a standalone entity, primarily including additional compensation costs, insurance, and other general and administrative costs.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 are as follows:

BB.	Reflects elimination of investment income on the Trust Account.
CC.	Reflects the estimated transaction costs of approximately $3.3 million to be expensed as if incurred on January 1, 2021, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

Note 4. Net Income (Loss) per Share

Net income (loss) per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and the related transactions, assuming the shares were outstanding since January 1, 2021. As the Business Combination and the related transactions are being reflected as if they had occurred at the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination and related transactions have been outstanding for the entirety of all periods presented.

The unaudited pro forma condensed combined financial information has been prepared to present two alternative scenarios with respect to redemption of Class A Common Stock by KINS Public Stockholders at the time of the Business Combination for the six months ended June 30, 2022 and for the year ended December 31, 2021:

	Six Months Ended June 30, 2022(1)				Year Ended December 31, 2021(1)
			Assuming				Assuming
	Assuming No		Maximum		Assuming No		Maximum
	Redemptions		Redemptions		Redemptions		Redemptions
	Class A	Class C	Class A	Class C	Class A	Class C	Class A	Class C
Pro forma net income (loss)	$2,490	$2,038	$2,490	$2,038	$(20,314)	$(16,620)	$(20,314)	$(16,620)
Weighted average shares outstanding – basic and diluted	7,589,999	6,210,000	7,589,999	6,210,000	7,589,999	6,210,000	7,589,999	6,210,000
Pro forma net income (loss) per share – basic and diluted	$0.33	$0.33	$0.33	$0.33	$(2.68)	$(2.68)	$(2.68)	$(2.68)
Excluded securities:(2)
Public Warrants	13,800,000	13,800,000	13,800,000	13,800,000	13,800,000	13,800,000	13,800,000	13,800,000
Private Warrants	10,280,000	10,280,000	10,280,000	10,280,000	10,280,000	10,280,000	10,280,000	10,280,000
(1)	Pro forma net income (loss) per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”
(2)	The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive.

KINS SPECIAL MEETING

General

KINS is furnishing this proxy statement/prospectus to the KINS Stockholders as part of the solicitation of proxies by the KINS Board for use at the KINS Special Meeting to be held on            , 2022 and at any adjournment or postponement thereof. This proxy statement/prospectus provides the KINS Stockholders with information they need to know to be able to vote or direct their vote to be cast at the KINS Special Meeting.

Date, Time and Place

The KINS Special Meeting will be held on            , 2022, at            , San Francisco time, at            . In light of the COVID-19 pandemic and to protect the health of KINS Stockholders and the community, the KINS Special Meeting will be a completely virtual meeting of KINS Stockholders conducted via live audio webcast. You will be able to attend the KINS Special Meeting by visiting             and entering your control number as further explained in the accompanying proxy statement/prospectus. On or about            , 2022, KINS commenced mailing this proxy statement/prospectus and the enclosed form of proxy to the KINS Stockholders entitled to vote at the KINS Special Meeting.

Purpose of KINS Special Meeting

KINS Stockholders are being asked to vote on the following proposals:

●	the Business Combination Proposal;
●	the Charter Amendment Proposal;
●	the Advisory Amendment Proposals;
●	the Director Election Proposal;
●	the Nasdaq Proposal;
●	the Incentive Plan Proposal; and
●	the Adjournment Proposal (if necessary).

Recommendation of the KINS Board

The KINS Board has unanimously determined that the Merger, on the terms and conditions set forth in the Merger Agreement, is advisable and in the best interests of KINS and the KINS Stockholders and has directed that the Transaction Proposals set forth in this proxy statement/prospectus be submitted to the KINS Stockholders for approval at the KINS Special Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The KINS Board unanimously recommends that the KINS Stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Advisory Amendment Proposals “FOR” the Director Election Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal (if necessary).

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the KINS Special Meeting if you owned shares of KINS Common Stock at the close of business on            , 2022, which is the KINS Record Date for the KINS Special Meeting. You are entitled to one vote for each share of KINS Common Stock that you owned as of the close of business on the KINS Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the KINS Record Date, there were              shares of KINS Common Stock outstanding, of which             are KINS Public Shares and 6,900,000 are the KINS Founder Shares.

Vote of the Sponsor and KINS’ Directors and Officers

KINS has entered into an agreement with CXApp and the Sponsor, pursuant to which the Sponsor, solely in its capacity as a KINS Stockholder, has agreed to vote any shares of KINS Common Stock owned by it in favor of the Transaction Proposals presented at the KINS Special Meeting.

The Sponsor, solely in its capacity as a KINS Stockholder, has waived any redemption rights, including with respect to shares of KINS Common Stock purchased in the KINS Initial Public Offering or in the aftermarket, in connection with the Merger. The KINS Founder Shares held by the Sponsor have no redemption rights upon KINS’ liquidation and will be worthless if no business combination is effected by KINS by the Liquidation Date. However, the Sponsor is entitled to redemption rights upon KINS’ liquidation with respect to any other shares of KINS Common Stock it may own.

Quorum and Required Vote for Proposals for the KINS Special Meeting

Pursuant to Section 216 of the DGCL, the charter or bylaws of a corporation may specify the number of shares that constitute a quorum for a stockholder meeting, which must not be less than one-third of the shares entitled to vote at the meeting. Pursuant to the KINS bylaws, a quorum of KINS Stockholders is necessary to hold a valid meeting and a quorum will be present at the KINS Special Meeting if a majority of the issued and outstanding KINS Common Stock entitled to vote as of the KINS Record Date at the KINS Special Meeting is present in person or represented by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Sponsor as the holder of the KINS Founder Shares currently owns approximately 78.46% of the issued and outstanding shares of KINS Common Stock and such attendance will count towards this quorum. As of the KINS Record Date for the KINS Special Meeting, 3,919,046 shares of KINS Common Stock would be required to achieve a quorum.

Pursuant to Section 216 of the DGCL, subject to certain limited exceptions, the charter or bylaws of any corporation authorized to issue stock may specify the votes necessary for the transaction of any business. Pursuant to the Existing Charter, approval of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary) requires the affirmative vote of at least a majority of the votes cast by the KINS Stockholders present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present. Approval of the Director Election Proposal requires the affirmative vote of at least a plurality of the votes cast by the KINS Stockholders present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present. Approval of the Charter Amendment Proposal requires the affirmative vote of (i) holders of a majority of the issued and outstanding shares of KINS Common Stock on the KINS Record Date, voting together as a single class, (ii) holders of a majority of the issued and outstanding shares of KINS Class A Common Stock on the KINS Record Date, voting separately as a class and (iii) holders of a majority of the issued and outstanding shares of KINS Class B Common Stock on the KINS Record Date, voting separately as a class. Approval of each of the Advisory Amendment Proposals requires the affirmative vote of holders of a majority of the issued and outstanding shares of KINS Common Stock on the KINS Record Date entitled to vote thereon at the KINS Special Meeting, voting together as a single class. Accordingly, assuming there is a quorum at the KINS Special Meeting, a KINS Stockholder’s failure to vote present in person or represented by proxy at the KINS Special Meeting, an abstention from voting with regard to the Business Combination Proposal, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary) and a broker non-vote will have no effect on such proposals. An abstention from voting and a broker non- vote will have the same effect as a vote “AGAINST” the Charter Amendment Proposal and the Advisory Amendment Proposals.

The Merger is conditioned upon the approval of the Condition Precedent Proposals, subject to the terms of the Merger Agreement. The Merger is not conditioned upon the approval of each of the Advisory Amendment Proposals and the Adjournment Proposals. Each of the Condition Precedent Proposals is cross- conditioned on the approval of each other. Each of the Advisory Amendment Proposals and the Adjournment Proposal is not conditioned upon the approval of any other proposal.

It is important for you to note that in the event that any of the Condition Precedent Proposals do not receive the requisite vote for approval, then the Merger may not be consummated. If KINS does not consummate the Merger and fails to complete an initial business combination by the Liquidation Date, KINS will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the KINS Public Stockholders.

Recommendation of the KINS Board

The KINS Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were advisable, fair to, and in the best interests of, KINS and the KINS Stockholders. Accordingly, the KINS Board unanimously recommends that the KINS Stockholders vote “FOR” the Business Combination Proposal and the other proposals hereby.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum and will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Director Election Proposal, the Incentive Plan Proposal and the Adjournment Proposal. Abstentions will have the same effect as a vote “AGAINST” the Charter Amendment Proposal and the Advisory Amendment Proposals. Broker non-votes are considered present for the purposes of establishing a quorum and will have no effect of a vote on the Business Combination Proposal, the Nasdaq Proposal, the Director Election Proposal, the Incentive Plan Proposal and the Adjournment Proposal. Broker non-votes will have the same effect as a vote “AGAINST” the Charter Amendment Proposal and the Advisory Amendment Proposal.

Voting Your Shares

Each share of KINS Common Stock that you own in your name entitles you to one vote on each of the Transaction Proposals for the KINS Special Meeting. Your one or more proxy cards show the number of shares of KINS Common Stock that you own. There are several ways to have your shares of KINS Common Stock voted:

●	You can submit a proxy to vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the KINS Special Meeting. If you submit a proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of KINS Common Stock will be voted as recommended by the KINS Board. The KINS Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Advisory Amendment Proposals, “FOR” the Director Election Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal.
●	You can attend the KINS Special Meeting and vote virtually even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. You will be given a ballot when you arrive. However, if your shares of KINS Common Stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way KINS can be sure that the broker, bank or nominee has not already voted your shares of KINS Common Stock.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;
●	you may notify KINS’ secretary in writing before the KINS Special Meeting that you have revoked your proxy; or
●	you may attend the KINS Special Meeting, revoke your proxy, and vote virtually as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

No Additional Matters May Be Presented at the KINS Special Meeting

The KINS Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Advisory Amendment Proposals, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary). Under the Existing Bylaws, no other matters may be considered at the KINS Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the KINS Special Meeting.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of KINS Common Stock, you may contact Morrow Sodali, KINS’ proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing KINZ.info@investor.morrowsodali.com.

Redemption Rights

Holders of KINS Public Shares may seek to redeem their shares for cash, regardless of whether they vote for or against or abstain from voting on the Business Combination Proposal. Any stockholder holding KINS Public Shares as of the KINS Record Date who votes in favor of or against the Business Combination Proposal may demand that KINS redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was approximately $             per share as of             , 2022, the KINS Record Date), calculated as of two business days prior to the Closing. If a holder properly seeks redemption as described in this section and the Merger is consummated, KINS will redeem these shares out of funds legally available therefor for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Merger. CXApp will not be required to consummate the Merger if the Minimum Cash Condition is not met.

Notwithstanding the foregoing, a holder of KINS Public Shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the KINS Public Shares. Accordingly, all KINS Public Shares in excess of 15% held by a KINS Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group”, will not be redeemed for cash.

The Sponsor, as holder of the KINS Founder Shares, will not have redemption rights with respect to such shares KINS Stockholders who seek to redeem their KINS Public Shares for cash may vote for or against or abstain from voting on the Business Combination Proposal. Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC system, to KINS’ transfer agent at least two business days prior to the KINS Special Meeting. If you hold the shares in “street name”, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. KINS’ transfer agent will typically charge the tendering broker $100.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated. In the event the proposed Merger is not consummated, this may result in an additional cost to KINS Stockholders for the return of their shares.

KINS’ transfer agent can be contacted at the following address:

Mark Zimkind

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

E-mail: mzimkind@continentalstock.com

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that KINS’ transfer agent return the certificate (physically or electronically).

If the Merger is not approved or completed for any reason, then the KINS Public Stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, KINS will promptly return any shares delivered by public holders. If KINS would be left with less than $5,000,001 of net tangible assets as a result of the holders of KINS Public Shares properly demanding redemption of their shares for cash, KINS will not be able to consummate the Merger. Additionally, CXApp will not be required to consummate the Merger if the Minimum Cash Condition is not met.

The closing price of KINS Class A Common Stock on             , 2022, the KINS Record Date, was $             . The cash held in the Trust Account on such date was approximately $              (approximately $             per KINS Public Share). Prior to exercising redemption rights, KINS Stockholders should verify the market price of KINS Class A Common Stock as they may receive higher proceeds from the sale of their KINS Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. KINS cannot assure the KINS Stockholders that they will be able to sell their shares of KINS Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when the KINS Stockholders wish to sell their shares.

If a holder of KINS Public Shares exercises his, her or its redemption rights, then he, she or it will be exchanging its shares of KINS Class A Common Stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares if you vote for or against or abstain from voting on the Business Combination Proposal and properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to KINS’ transfer agent prior to the vote at the KINS Special Meeting, and the Merger is consummated.

For a detailed discussion of the U.S. federal income tax considerations for KINS Stockholders with respect to the exercise of these redemption rights, see “United States Federal Income Tax

Considerations — Redemption of KINS Class A Common Stock”. The consequences of a redemption to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you should consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Appraisal Rights

Appraisal rights are not available to holders of shares of KINS Common Stock in connection with the Merger.

Proxy Solicitation Costs

KINS is soliciting proxies on behalf of the KINS Board. This solicitation is being made by mail but also may be made by telephone or in person. KINS and its directors, officers and employees may also solicit proxies in person. KINS will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Each of CXApp and KINS will bear 50% of the cost of the solicitation.

KINS has hired Morrow Sodali to assist in the proxy solicitation process. KINS will pay to Morrow Sodali a fee of up to $45,000, plus disbursements.

KINS will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. KINS will reimburse them for their reasonable expenses.

The Sponsor

As of             , 2022, the KINS Record Date, the Sponsor owned of record and was entitled to vote an aggregate of 6,150,000 shares of KINS Class B Common Stock, the KINS Founder Shares, that were issued prior to the KINS Initial Public Offering. Such shares currently constitute approximately 78.46% of the outstanding shares of KINS Common Stock. The holder of these securities has agreed to vote the KINS Founder Shares, as well as any other shares of KINS Common Stock acquired in the aftermarket, in favor of each of the Transaction Proposals being presented at the KINS Special Meeting. The KINS Founder Shares have no right to participate in any redemption distribution and will be worthless if no business combination is effected by KINS.

Upon the Closing, under the Sponsor Support Agreement, such KINS Founder Shares (or shares of KINS Common Stock issuable upon conversion thereof) will be subject to, among other things, certain lock-up restrictions. See “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Summary of Ancillary Agreements — Sponsor Support Agreement” for more information.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, and “the Company” are intended to mean KINS.

Holders of KINS Common Stock are being asked to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. KINS Stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

The Merger Agreement

This subsection of this proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, substantially in the form attached to this proxy statement/prospectus as Annex A. You are urged to read carefully the Merger Agreement in its entirety because it is the primary legal document that governs the Merger.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement as characterizations of the actual state of facts about KINS, CXApp, or any other matter.

On September 25, 2022, KINS entered into the Merger Agreement with Merger Sub, Inpixon and CXApp, pursuant to which, among other things, (i) Merger Sub will merge with and into CXApp, the separate corporate existence of Merger Sub will cease and CXApp will be the surviving corporation and a wholly owned subsidiary of KINS and (ii) KINS will change its name to CXApp Inc.

Post-Merger Ownership Structure

The simplified diagram below depicts our organizational structure immediately following the Merger.

*	Inpixon securityholders will own 50% of New CXApp Common Stock plus one share.

It is anticipated that, immediately upon Closing, the voting power of New CXApp will be shown below. See “Security Ownership of Certain Beneficial Owners and Management” for additional information

The following table illustrates varying ownership levels in New CXApp, assuming consummation of the Business Combination and minimum redemptions and maximum redemptions by KINS Public Stockholders:

	Assuming Minimum Redemptions (Shares)						Assuming Maximum Redemptions (Shares)
	Class A	%	Class C	%	Total Shares	%	Class A	%	Class C	%	Total Shares	%
CXApp Stockholders(1)	690,000	5.0%	6,210,000	45.0%	6,900,000	50.0%	690,000	5.0%	6,210,000	45.0%	6,900,000	50.0%
KINS Public Stockholders(2)	938,090	6.8%	—	—%	938,090	6.8%	—	—%	—	—%	—	—%
Sponsor and related parties(3)(4)(5)(6)	5,961,909	43.2%	—	—%	5,961,909	43.2%	6,899,999	50.0%	—	—%	6,899,999	50.0%
Pro forma Common Stock	7,589,999	55.0%	6,210,000	45.0%	13,799,999	100.0%	7,589,999	55.0%	6,210,000	45.0%	13,799,999	100.0%
(1)	The New CXApp Class A Common Stock and the New CXApp Class C Common Stock will be identical in all respects, except that the New CXApp Class C Common Stock will be subject to transfer restrictions and will automatically convert into New CXApp Class A Common Stock on the earlier to occur of (i) the 180th day following the closing of the Merger and (ii) the day that the last reported sale price of the New CXApp Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period following the closing of the Merger.
(2)	Excludes 13,800,000 shares of New CXApp Class A Common Stock underlying the public warrants.
(3)	Excludes 10,280,000 shares of New CXApp Class A Common Stock underlying the private warrants.
(4)	Includes 225,000 shares of New CXApp Class A Common Stock held by BlackRock Investors assuming forfeiture to Sponsor of 525,000 shares of KINS Class B Common Stock prior to closing.
(5)	Includes 518,247 and 600,000 shares of New CXApp Class A Common Stock distributed to Inpixon for its existing interests in KINS under the Minimum Redemptions and Maximum Redemptions scenarios, respectively.
(6)	Pursuant to the Sponsor Support Agreement, the Sponsor and related parties have agreed that, subject to the limitations set forth therein, the total amount of shares of New CXApp Common Stock issued to CXApp Stockholders (as of immediately after consummation of the Distribution) at the Closing will exceed the total amount of shares of New CXApp Common Stock issued to all other parties at the Closing by one share.

Consideration to be Received in the Merger

As a result of and upon the Closing (as defined below), among other things, all outstanding shares of CXApp Common Stock as of immediately prior to the effective time of the Merger, will be cancelled in exchange for the right to receive an aggregate of 6,900,000 shares of KINS Common Stock (at a deemed value of $10.10 per share) representing a pre-transaction equity value of CXApp of $69.0 million (the “Aggregate Merger Consideration”). For additional information on the Merger Agreement, see “Proposal No. 1 — Business Combination Proposal — The Merger Agreement.”

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of CXApp are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Merger Agreement, certain representations and warranties of KINS are qualified in whole or in part by a material adverse effect on the ability of KINS to enter into and perform its obligations under the Merger Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Merger Agreement, a material adverse effect with respect to CXApp (“CXApp Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of CXApp and its subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of CXApp to consummate the Merger.

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “CXApp Material Adverse Effect”:

(a)	any change in applicable laws or GAAP or any interpretation thereof following the date of the Merger Agreement;
(b)	any change in interest rates or economic, political, business or financial market conditions generally;
(c)	the taking of any action required by the Merger Agreement;
(d)	any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate;
(e)	any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;
(f)	any failure of CXApp to meet any projections or forecasts (provided that this clause will not prevent a determination that any Event not otherwise excluded from this definition of CXApp Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a CXApp Material Adverse Effect);
(g)	any events generally applicable to the industries or markets in which CXApp and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers);
(h)	the announcement of the Merger Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of CXApp and its subsidiaries (it being understood that this clause will be disregarded for purposes of the representation and warranties in Section 4.4 of the Merger Agreement and the corresponding condition to Closing);
(i)	any matter set forth on CXApp’s disclosure letter;
(j)	any events to the extent actually known by certain individuals identified in KINS’ disclosure letter on or prior to the date of the Merger Agreement; or
(k)	any action taken by, or at the request of, KINS or Merger Sub.

Any event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a CXApp Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of CXApp and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which CXApp and its subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on CXApp and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which CXApp and its subsidiaries conduct their respective operations.

Closing of the Merger

In accordance with the terms and subject to the conditions of the Merger Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, on the date that is the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Representations and Warranties

The Merger Agreement contains representations and warranties of KINS, Merger Sub and CXApp, certain of which are qualified by materiality and material adverse effect (as defined below) and may be further modified and limited by the disclosure letters. See “— Material Adverse Effect” above. The representations and warranties of KINS are also qualified by information included in KINS’

public filings, filed or submitted to the SEC on or prior to the date of the Merger Agreement (subject to certain exceptions contemplated by the Merger Agreement).

Representations and Warranties of CXApp

CXApp has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and consents, capitalization of CXApp and its subsidiaries, SEC filings, financial statements, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, CXApp benefit plans, employment and labor relations, taxes, brokers’ fees, insurance, licenses, tangible personal property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, anti-corruption compliance, sanctions and international trade compliance, information supplied, customers and vendors, sufficiency of assets and no additional representations or warranties.

The representations and warranties of CXApp identified as fundamental under the terms of the Merger Agreement are those made pursuant to: (i) the first and second sentences of Section 4.1 of the Merger Agreement (Company Organization), the first and second sentences of Section 4.2 of the Merger Agreement (Subsidiaries), Section 4.3 of the Merger Agreement (Due Authorization), Section 4.6 of the Merger Agreement (Capitalization of CXApp), Section 4.7 of the Merger Agreement (Capitalization of Subsidiaries) and Section 4.17 of the Merger Agreement (Brokers’ Fees) (collectively, the “CXApp Fundamental Representations”).

Representations and Warranties of KINS and Merger Sub

KINS and Merger Sub have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing, financial statements, governmental authorities and consents, trust account, Investment Company Act and JOBS Act, absence of changes, no undisclosed liabilities, capitalization, brokers’ fees, indebtedness, taxes, business activities, stock market quotation, registration statement and proxy statement and proxy/registration statement, no outside reliance and no additional representations or warranties.

Covenants and Agreements

CXApp has made covenants relating to, among other things, conduct of business, inspection, preparation and delivery of certain audited and unaudited financial statements, Distribution and acquisition proposals.

KINS has made covenants relating to, among other things, trust account proceeds and related available equity, listing, no solicitation by KINS, KINS’ conduct of business, post-closing directors and officers, indemnification and insurance, KINS public filings and stockholder litigation.

Distribution

Pursuant to the Merger Agreement, Inpixon shall take all such actions as are reasonably necessary, prior to the Closing and subject to the terms and conditions of the Merger Agreement, to consummate the Distribution and the other transactions contemplated by the Separation and Distribution Agreement including: (i) the taking of such reasonable acts necessary to cause the conditions precedent set forth in Section 3.3 of the Separation and Distribution Agreement to be satisfied; and (ii) finalizing the Employee Matters Agreement in form and substance reasonably acceptable to the parties to the Merger Agreement that will provide, among other things (A) for the transfer of each Business Employee to CXApp or a CXApp Subsidiary, (B) for participation of such Business Employees in certain benefit plans maintained or sponsored by the Company, (C) that all liabilities relating to (1) benefit plans maintained, sponsored or contributed to by Inpixon or any of its subsidiaries (other than the Company) and (2) stock options and other equity or equity-related awards of Inpixon shall, in all cases, constitute retained liabilities of Inpixon.

Conduct of Business by CXApp

CXApp has agreed that from the date of the Merger Agreement through the earlier of the Closing or the termination of the Merger Agreement (the “Interim Period”), it will, and will cause its subsidiaries to, except as otherwise explicitly contemplated by the Merger Agreement or the Ancillary Agreements (as defined below), as consented to by KINS in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law, use reasonable best efforts to operate the business of CXApp in the ordinary course consistent with past practice.

During the Interim Period, CXApp has also agreed not to, and to cause its subsidiaries not to, except as otherwise contemplated by the Merger Agreement, including the CXApp disclosure letter thereto (the “CXApp Disclosure Letter”), as consented to by KINS in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:

●	change or amend the governing documents of CXApp or any of CXApp’s subsidiaries or form or cause to be formed any new subsidiary of CXApp;
●	make or declare any dividend or distribution to stockholders of CXApp or make any other distributions in respect of any of CXApp’s capital stock or equity interests;
●	split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of CXApp’s or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of CXApp that remains a wholly owned subsidiary of CXApp after consummation of such transaction;
●	purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of CXApp or its subsidiaries, except for (i) the acquisition by CXApp or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests (other than CXApp awards) of CXApp or its subsidiaries in connection with the forfeiture or cancellation of such interests and (ii) transactions between CXApp and any wholly-owned subsidiary of CXApp or between wholly owned subsidiaries of CXApp;
●	enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any material contracts or any real property lease, other than in the ordinary course of business or as required by law;
●	sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of CXApp or its subsidiaries, except for (i) sale of residential properties acquired for purpose of re- sale to customers in the ordinary course of business consistent with past practice, (ii) dispositions of obsolete or worthless equipment (iii) transactions among CXApp and its wholly owned subsidiaries or among its wholly owned subsidiaries and (iv) transactions in the ordinary course of business consistent with past practice;
●	acquire any ownership interest in any real property (other than the acquisition of residential properties for purpose of re-sale or in the ordinary course of business consistent with past practice);
●	except as otherwise required by Law, existing benefit plans in effect as of the date of the Merger Agreement or the material contracts, (i) grant or adopt or enter into any arrangement for any severance, retention, change in control or termination or similar pay, (ii) make any change in the key management structure of CXApp or any of CXApp’s subsidiaries, including the hiring or termination of any employees (including any individual who would be a Business Employee) in the ordinary course of business consistent with past practice with an annual base salary of $100,000 or more, other than terminations for cause or due to death or disability, (iii) transfer (including through internal job postings or in response to a request to transfer by an employee) the employment of, reassign or reallocate the duties or responsibilities of any Business Employee such that the individual would not be a Business Employee at Closing, (iv) transfer the engagement of an individual independent contractor of Inpixon or any of its affiliates into or out of the Enterprise Apps Business, (v) terminate, adopt, enter into or amend any benefit plan or any compensation or benefit plan, program, agreement or arrangement that would be a benefit plan if in effect as of the date of the Merger Agreement, (vi) increase the compensation, or benefits of any employee, officer, director or other individual service provider, including any Business Employee, (vii) establish any trust or take any other action to secure the payment of any compensation payable by CXApp or any of CXApp’s subsidiaries (viii) take any action to amend or waive any performance or vesting criteria or to accelerate the time of vesting or payment of any compensation or benefit payable to any Business Employee or (ix) grant any stock options, stock appreciation rights, restricted stock, restricted stock units, other equity or equity-based awards covering or convertible into any shares of other equity interests in CXApp or any of CXApp’s subsidiaries or other equity interests of CXApp or any of CXApp’s subsidiaries, the value of which is determined by reference to shares or other equity interests of CXApp or any of CXApp’s subsidiaries;
●	acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
●	(i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of CXApp or any CXApp Subsidiary or otherwise incur or assume any indebtedness, or (ii) allow CXApp or any CXApp Subsidiary to guarantee any indebtedness of another person, the sum of (i) and (ii) not to be in excess of $250,000 in the aggregate, in each case, other than (x) in the ordinary course of business consistent with past practice and (y) as between CXApp and CXApp’s subsidiaries;
●	(i) make or change any material election in respect of material Taxes, (ii) materially amend any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes executed on or prior to the Closing Date or enter into any Tax sharing or similar agreement (other than any such agreement solely between CXApp and its existing subsidiaries and customary commercial contracts (or contracts entered into in the ordinary course of business) not primarily related to Taxes), (v) settle any claim or assessment in respect of material Taxes or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;
●	take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;
●	discharge any secured or unsecured obligation or liability of the Business Entities (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $750,000, except as such obligations become due;
●	issue any additional shares of CXApp Capital Stock or securities exercisable for or convertible into CXApp Capital Stock;
●	adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the CXApp or the CXApp subsidiaries (other than the Merger);
●	waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other legal proceedings relating to the Business Entities, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $500,000 in the aggregate;
●	assign, transfer, pledge, sell or license to any Person rights to any material CXApp intellectual property, or dispose of, abandon, permit to lapse or fail to preserve any rights to any material CXApp intellectual property, except for the expiration of CXApp registered intellectual property in accordance with the applicable statutory term or for the grant of non-exclusive licenses in the ordinary course of business, consistent with past practice;
●	deliver, license or make available to any escrow agent or other Person source code for any software (including CXApp products) owned or purported to be owned by the Business Entities;
●	modify in any material respect any of the privacy policies, or any administrative, technical or physical safeguards related to privacy or cybersecurity, except (A) to remediate any security issue, (B) to enhance data security or integrity, (C) to comply with applicable Law, or (D) as otherwise directed or required by a Governmental Authority;
●	disclose or agree to disclose to any Person (other than KINS or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Business Entities other than in the ordinary course of business consistent with past practice and pursuant to reasonable and customary obligations to maintain the confidentiality and restrict the use thereof;
●	make or commit to make any capital expenditures relating to the Business Entities;
●	manage the CXApp’s and the CXApp subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;
●	other than as required by applicable Law, modify, enter into or extend any collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization, works council or group of employees of the Business Entities, or recognize or certify any labor union, labor organization, works council or group of employees of the Business Entities as the bargaining representative for Business Employees;
●	terminate without replacement or fail to use reasonable efforts to maintain any license material to the conduct of the business of the Business Entities, taken as a whole;
●	waive the restrictive covenant obligations of any current or former officer, director, employee or independent contractor of the Business Entities; (i) limit the right of the Business Entities to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Business Entities, taken as a whole;
●	terminate without replacement or amend in a manner materially detrimental to the CXApp and the CXApp subsidiaries, taken as a whole, any insurance policy insuring the business of the CXApp or any of the CXApp subsidiaries;
●	change, modify, amend or terminate the Separation and Distribution Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Contribution Agreement, or the Transition Services Agreement, including any schedule thereto;
●	enter into, change, modify, amend or terminate any Contract relating to the Internal Reorganization or the Conveyancing and Assumption Agreements (each as defined in the Separation and Distribution Agreement);
●	or enter into any agreement to take any of the above actions prohibited under the Merger Agreement.

Conduct of Business of KINS

KINS has agreed that from the date of the Merger Agreement through the earlier of the Closing or the termination of the Merger Agreement, it will, and will cause Merger Sub to, except as otherwise explicitly contemplated by the Merger Agreement or as consented to by CXApp in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice, operate its business in the ordinary course and consistent with past practice.

During the Interim Period, KINS has also agreed not to, and to cause Merger Sub not to, except as otherwise contemplated by the Merger Agreement or the Ancillary Agreements (as defined below), as consented to by CXApp in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:

●	seek any approval from the KINS stockholders to change, modify or amend the Trust Agreement or the Governing Documents of KINS or Merger Sub, except as contemplated by the Transaction Proposals;
●	except as contemplated by the Transaction Proposals, (x) make or declare any dividend or distribution to the stockholders of KINS or make any other distributions in respect of any of KINS’ Common Stock or Merger Sub capital stock, share capital or equity interests, (y) split, combine, reclassify or otherwise amend any terms of any shares or series of KINS’ Common Stock or Merger Sub capital stock or equity interests, or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of KINS or Merger Sub, other than a redemption of shares of KINS Class A Common Stock made as part of the KINS Share Redemptions;
●	(A) make or change any material election in respect of material Taxes, (B) amend any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes or enter into any Tax sharing or similar agreement, (E) settle any claim or assessment in respect of material Taxes, or (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;
●	take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the intended tax treatment;

●	other than as expressly required or contemplated by the Sponsor Support Agreement or in respect of any Working Capital Loans, non-redemption transactions or financing transactions, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of KINS or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);
●	incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of CXApp or any of the CXApp’s subsidiaries or guaranty any debt securities of another Person, other than any indebtedness for borrowed money or guarantee (x) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000, (y) incurred between KINS and Merger Sub or (z) in respect of any Working Capital Loan in an aggregate not to exceed $2,500,000;
●	(A) issue any KINS Securities or securities exercisable for or convertible into KINS Securities, other than the issuance of the Aggregate Merger Consideration or in connection with a non-redemption transaction or financing transaction, (B) grant any options, warrants or other equity-based awards with respect to KINS Securities not outstanding on the date of the Merger Agreement, or (C) amend, modify or waive any of the material terms or rights set forth in any KINS Warrant or the warrant agreement, including any amendment, modification or reduction of the warrant price set forth therein; or
●	enter into any agreement to do any of the above actions prohibited under the Merger Agreement.

Covenants of KINS

Pursuant to the Merger Agreement, KINS has agreed, among other things, to:

●	take certain actions so that the Trust Amount will released from the trust account and so that the trust account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;
●	during the Interim Period, ensure KINS remains listed as a public company on Nasdaq and shall prepare and submit to Nasdaq a listing application, if required under Nasdaq listing rules, covering the shares of KINS Common Stock issuable in the Merger, and shall use reasonable best efforts to obtain approval for the listing of such shares of KINS Common Stock and CXApp shall reasonably cooperate with KINS with respect to such listing during the Interim Period, not, and cause its subsidiaries not to, and instruct its and their representatives not to, initiate any negotiations or enter into any agreements for certain alternative transactions and to terminate any such negotiations ongoing as of the date of the Merger Agreement;
●	subject to the terms of KINS’ governing documents, take all such action within its power as may be necessary or appropriate such that immediately following the effective time of the Merger:
●	the Board of Directors of KINS shall consist of five (5) directors, which shall be divided into three (3) separate classes designated as Class I, Class II and Class III;
●	subject to the previous provision, the composition and initial division into classes of the Board of Directors of KINS shall consist of such directors as mutually agreed to in writing by KINS and CXApp prior to the effectiveness of the KINS Registration Statement;
●	the term of any initial Class I director shall expire in 2023; the term of any initial Class II director shall expire in 2024; and the term of any Class III director shall expire in 2025, or, in each case, upon such director’s earlier death, resignation or removal;
●	the Board of Directors of CXApp shall have a majority of “independent” directors for the purposes of Nasdaq, as applicable, each of whom shall serve in such capacity in accordance with the terms of the governing documents of CXApp following the effective time of the Merger; and
●	the initial officers of KINS will be as set forth in CXApp’s disclosure letter, who will serve in such capacity in accordance with the terms of the governing documents of CXApp following the effective time of the Merger;

●	after the effective time of the Merger, indemnify and hold harmless each present and former director and officer of CXApp and KINS and each of their respective subsidiaries against any costs, expenses, damages or liabilities incurred in connection with any legal proceeding, to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person;
●	maintain, and cause its subsidiaries to maintain for a period of not less than six years from the effective time of the Merger (i) provisions in its governing documents and those of its subsidiaries concerning the indemnification and exoneration of its subsidiaries and their subsidiaries’ former and current officers, directors and employees and agents, no less favorable than as contemplated by the applicable governing documents of CXApp immediately prior to the effective time of the Merger and (ii) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by KINS’, CXApp’s or their respective subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage, except that in no event will KINS be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by KINS or CXApp, as applicable, for such insurance policy for the year ended December 31, 2021;
●	on the Closing Date, enter into customary indemnification agreements reasonably satisfactory to each of CXApp and KINS with the post-Closing directors and officers of CXApp, which indemnification agreements will continue to be effective following the Closing;
●	from the date of the Merger Agreement through the effective time of the Merger, keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law; and
●	prior to the Closing Date, promptly notify and keep CXApp reasonably informed of the status of any litigation brought or, to KINS’ knowledge, threatened in writing against KINS or its board of directors by any of KINS’ stockholders in connection with the Merger Agreement, any Ancillary Agreement or the transactions contemplated therein, and will provide CXApp with the opportunity to participate in the defense of such litigation and will not settle or any such litigation without the prior written consent of CXApp (such consent not to be unreasonably withheld, conditioned or delayed).

Covenants of CXApp

Pursuant to the Merger Agreement, CXApp has agreed, among other things, to:

●	subject to confidentiality obligations that may be applicable to information furnished to CXApp or any of its subsidiaries by third parties and except for any information that is subject to attorney- client privilege, and to the extent permitted by applicable law, afford KINS and its accountants, counsel and other representatives reasonable access during the Interim Period to their properties, books, contracts, commitments, tax returns, records and appropriate officers and employees and furnish such representatives will all financial and operating data and other information concerning the affairs of CXApp and its subsidiaries that are in the possession of CXApp or its subsidiaries as such representatives may reasonably request;
●	provide to KINS and, if applicable, its accountants, counsel or other representatives, (i) such information and such other materials and resources relating to any legal proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of CXApp and its subsidiaries during the Interim Period, in each case, as KINS or such representative may reasonably request, (ii) prompt written notice of any material status updates in connection with any such legal proceedings or otherwise relating to any compliance and risk management matters or decisions of CXApp or its subsidiaries, and (iii) copies of any communications sent or received by CXApp or its subsidiaries in connection with such legal proceedings, matters and decisions;
●	act in good faith to deliver to KINS, as soon as reasonably practicable following the date of the Merger Agreement, (i) audited financial statements (together with the auditor’s reports thereon) of CXApp and its subsidiaries as of and for the years ended December 31, 2021 and December 31, 2020 and (ii) if the Closing has not occurred prior to November 14, 2022 and the Merger Agreement has not been earlier terminated, the year ended December 31, 2020, the unaudited combined carve-out financial statements and the related unaudited combined carve-out statements operations, changes and cash flows of CXApp and its subsidiaries as of and for the nine-month period ended September 30, 2022;

●	use its reasonable best efforts to deliver to KINS, as soon as reasonably practicable following the date of the Merger Agreement, any additional financial or other information reasonably requested by KINS to prepare pro forma financial statements required under federal securities Laws to be included in KINS’ filings with the SEC;
●	use its reasonable best efforts to cause its independent auditors to provide any necessary consents to the inclusion of the financial statements in KINS’ filings with the SEC in accordance with the applicable requirements of federal securities Laws.
●	take all actions reasonably necessary to consummate the Internal Reorganization and Distribution prior to the Closing. See “— Summary of the Separation and Distribution Agreement” below; and
●	during the Interim Period, not, and to use reasonable best efforts to cause its representatives to not, (i) initiate any negotiations with any person with respect to certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative transaction.

Joint Covenants of KINS and CXApp

In addition, each of KINS and CXApp has agreed, among other things, to take certain actions set forth below.

●	Each of KINS and CXApp will (and, to the extent required, will cause its affiliates to) exercise its reasonable best efforts to) prevent the entry, in any legal proceeding brought by an antitrust authority or any other person, of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Merger Agreement and take certain other actions to cooperate to avoid any governmental order from an antitrust authority that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including sharing relevant information with the other parties thereto for such purposes and each pay one-half of any applicable antitrust filing fees (subject to, as applicable, a requirement to obtain CXApp’s prior written consent with respect to certain such actions identified above as contemplated by the Merger Agreement).
●	KINS and CXApp will jointly prepare and KINS will file with the SEC the proxy statement / registration statement in connection with the registration under the Securities Act of the shares of KINS Class A Common Stock to be issued in the Merger, including any shares of KINS Class A Common Stock issuable upon conversion of the KINS Class C Common Stock.
●	Each of KINS and CXApp will use its reasonable best efforts to cause the proxy statement / registration statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement (as defined below) declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the Merger Agreement and otherwise ensure that the information contained therein contains no untrue statement of material fact or material omission.
●	KINS will, as promptly as practicable after the registration statement is declared effective under the Securities Act, (i) disseminate proxy statement to stockholders of KINS, (ii) give notice, convene and hold a meeting of the stockholders to vote on the Condition Precedent Proposals, in each case in accordance with its governing documents then in effect and Nasdaq Listing Rule 5620(b) for a date no later than 30 business days following the date the registration statement is declared effective, (iii) solicit proxies from the holders of public shares of KINS to vote in favor of each of the Condition Precedent Proposals, and (iv) provide its stockholders (including the holders of KINS Class A Common Stock) with the opportunity to elect to effect a Redemption.
●	CXApp will use its reasonable best efforts to obtain promptly after the execution of the Merger Agreement and no later than one (1) hour thereafter, the CXApp Stockholder Approval, which will be irrevocable with respect to all CXApp Capital Stock owned beneficially or of record by CXApp Stockholders, or as to which such CXApp Stockholders have, directly or indirectly, the right to vote or direct the voting thereof. If the CXApp Stockholder Approval is not unanimous, then as promptly as reasonably practicable following the execution and delivery of the Merger Agreement, CXApp shall prepare and distribute to CXApp Stockholders who had not executed and delivered the written consent a notice of action by written consent and appraisal rights as required by Sections 228 and 262 of the DGCL, as well as any additional information required by applicable law or the governing documents of CXApp (the “Stockholder Notice”). KINS will be provided with a reasonable opportunity to review and comment on the Stockholder Notice and will cooperate with CXApp in the preparation of the Stockholder Notice and promptly provide all reasonable information regarding KINS and Merger Sub reasonably requested by CXApp.
●	KINS and CXApp will each, and will each cause their respective subsidiaries to use reasonable best efforts to obtain all material consents and approvals of third parties that any of KINS, CXApp, or their respective affiliates are required to obtain in order to consummate the Merger.
●	Each of CXApp and KINS will, prior to the Closing, take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of shares of CXApp Capital Stock or acquisitions of shares of CXApp Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated by the Merger Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated thereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.
●	If the Closing is not reasonably expected to be completed prior to December 16, 2022, KINS shall use commercially reasonable efforts to extend the time to complete a business combination by an additional three (3) months in accordance with the terms and procedures set forth in its Governing Documents. Within two (2) Business Days of receipt of a written request from KINS, Inpixon shall loan to KINS(as a Working Capital Loan) 50% of the funds (not to exceed $250,000 in the aggregate) determined by KINS as necessary to increase the outstanding amount of the Trust Account to effect such extension.
●	Each of CXApp and KINS will each, and will each cause their respective subsidiaries and its and their representatives to, prior to the Closing, reasonably cooperate in a timely manner in connection with any non-redemption or financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by the Merger Agreement and to agree to such make-whole, grants, issuances or transfers of additional equity securities or other similar terms and conditions (such agreement not to be unreasonably withheld, conditioned or delayed), up to, but not exceeding, 1,000,000 shares of KINS Common Stock in aggregate.

Survival of Representations, Warranties and Covenants; No Indemnification

Except in the case of claims against a person in respect of such person’s actual fraud, the representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

Closing Conditions

The consummation of the Merger is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Merger may not be consummated. There can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement.

Minimum Cash Condition

The Merger Agreement provides that the obligations of CXApp to consummate the Merger are conditioned on, among other things, that as of the Closing, (i) the aggregate amount of cash available in the trust account, after deducting the amount required to satisfy KINS’ obligations to the KINS Public Stockholders (if any) that exercise their rights to redeem their public shares pursuant to the Existing Charter (but prior to the payment of any transaction expenses of CXApp or KIN, plus (ii) the aggregate gross purchase price of any other purchase of shares of KINS Common Stock (or securities convertible or exchangeable for KINS Common Stock) actually received by KINS prior to or substantially concurrently with the Closing, plus (iii) the aggregate gross purchase price of any other purchase of shares of CXApp Common Stock (or securities convertible or exchangeable for CXApp Common Stock) actually received by CXAPP prior to or substantially concurrently with the Closing, is equal to or greater than $9.5 million.

Conditions to the Obligations of Each Party

The obligations of each party to the Merger Agreement to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions at or prior to Closing, any one or more of which may be waived in writing by all of such parties:

●	KINS stockholder approval will have been obtained;
●	CXApp Stockholder Approval will have been obtained;
●	KINS Registration Statement will have become effective under the Securities Act and no stop order suspending the effectiveness of KINS’ Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;
●	The Internal Reorganization and the Distribution and the other transactions contemplated by the Separation and Distribution Agreement will have been consummated in accordance with the Separation and Distribution Agreement;
●	There will not be in force any Governmental Order to the extent such governmental authority has jurisdiction over the parties to the Merger Agreement and the transactions contemplated thereby), statute, rule or regulation enjoining or prohibiting the consummation of the Merger;
●	KINS will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and
●	The shares of KINS Class A Common Stock to be issued in connection with the Merger will have been approved for listing on Nasdaq.

Conditions to the Obligations of KINS and Merger Sub

The obligations of KINS and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by KINS and Merger Sub:

●	Certain representations and warranties of CXApp pertaining to the capitalization of CXApp will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;
●	Each of CXApp Fundamental Representations (other than those portions of the capitalization representations referenced above) will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;
●	Each of the remaining representations and warranties of CXApp contained in the Merger Agreement other than the CXApp Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and CXApp Material Adverse Effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a CXApp Material Adverse Effect;
•	Each of the covenants of CXApp to be performed as of or prior to the Closing will have been performed in all material respects; and
•	There has not been any event that has had, or would reasonably be expected to have, individually or in the aggregate, a CXApp Material Adverse Effect.

Conditions to the Obligations of CXApp

The obligation of CXApp to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by CXApp:

●	Each of the representations and warranties of KINS regarding its capitalization, as provided for in the Merger Agreement, will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement;
●	Each of the other representations and warranties of KINS contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date,which representations and warranties will be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on KINS’ ability to consummate the transactions contemplated by the Merger Agreement;
●	Each of the covenants of KINS to be performed as of or prior to the Closing will have been performed in all material respects; and
●	The Minimum Cash Condition. For more information, see “— Minimum Cash Condition” above.

Termination

The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Closing:

•	By mutual written consent of CXApp and KINS;
•

By CXApp or KINS if any Governmental Order has become final and nonappealable which has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

•

By CXApp or KINS if KINS stockholder approval will not have been obtained by reason of the failure to obtain the required vote at a meeting of KINS’ stockholders duly convened therefor or at any adjournment or postponement thereof;

•

Prior to the Closing, by written notice to CXApp from KINS in the event of certain uncured breaches of any representation, warranty, covenant or agreement on the part of CXApp or if the Closing has not occurred on or before March 31, 2023, unless KINS is in material breach of the Merger Agreement;

•	By KINS, if CXApp Stockholder Approval will not have been obtained within one (1) hour of the effective date of KINS’ Registration Statement; or
•

Prior to the Closing, by written notice to KINS from CXApp in the event of certain uncured breaches of any representation, warranty, covenant or agreement on the part of KINS or Merger Sub or if the Closing has not occurred on or before March 16, 2023, unless CXApp is in material breach of the Merger Agreement.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of CXApp, KINS or Merger Sub, as the case may be, for fraud or any willful and material breach of the Merger Agreement occurring prior to such termination, other than with respect to certain exceptions contemplated by the Merger Agreement (including the terms of the Confidentiality Agreement) that will survive any termination of the Merger Agreement.

Termination Fee

In the event of the termination of the Merger Agreement by KINS or KINS Merger Sub in connection with its termination rights related to certain uncured breaches of any representation, warranty, covenant or agreement or if CXApp Stockholder Approval will not have been obtained within one (1) hour of the effective date of KINS’ Registration Statement, Inpixon will, within three (3) Business Days of such termination, pay to KINS by wire transfer of immediately available funds to one or more accounts designated by KINS the sum of $2,000,000 (the “Company Termination Fee”). If Inpixon fails to timely pay the Company Termination Fee when due, then it shall pay KINS the interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made plus five percent (5%) per annum through the date such payment is actually received.

In the event of the termination of the Merger Agreement by Inpixon or CXApp in connection with its termination rights related to certain uncured breaches of any representation, warranty, covenant or agreement or if there has been an uncured breach by the Sponsor of its obligations to vote in favor or against certain proposals as provided in Section 1.4(a) of the Sponsor Support Agreement, KINS shall, within three (3) Business Days of such termination, pay to CXApp by wire transfer of immediately available funds to one or more accounts designated by CXApp the sum of $2,000,000 (the “KINS Termination Fee”). If KINS fails to timely pay the KINS Termination Fee when due, then it shall pay CXApp the interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made plus five percent (5%) per annum through the date such payment is actually received.

Trust Account

Upon satisfaction or waiver of the conditions set forth in the Merger Agreement and provision of notice thereof to Continental as the trustee (which notice KINS will provide to Continental in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, KINS (a) will cause any documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be so delivered and (b) will use its reasonable best efforts to cause Continental to, and Continental will thereupon be obligated to (1) pay as and when due all amounts payable to KINS Stockholders pursuant to the KINS Share Redemptions, and (2) pay all remaining amounts then available in the Trust Account to KINS for immediate use, subject to the Merger Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account will terminate, except as otherwise provided therein.

Fees and Expenses

If the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing occurs, KINS will, upon the consummation of the Merger and release of proceeds from the Trust Account, pay or cause to be paid all accrued and unpaid transaction expenses of CXApp, and pay or cause to be paid, any transaction expenses of KINS (including transaction expenses incurred, accrued, paid or payable by KINS’ affiliates on KINS’ behalf). KINS will provide a written statement listing all accrued and unpaid transaction expenses not less than two business days prior to the Closing Date. For the avoidance of doubt, any payments to be made (or to cause to be made) by KINS pursuant to this section will be paid upon consummation of the Merger and release of proceeds from the Trust Account.

Waiver; Amendments

Any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors, board of managers, managing members or other officers or persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties thereto, (b) waive any inaccuracies in the representations and warranties (of another party thereto) that are contained in the Merger Agreement or (c) waive compliance by the other parties thereto with any of the agreements or conditions contained in the Merger Agreement, but such extension or waiver will be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement; provided that, after KINS stockholder approval has been obtained, no amendment or modification to the Merger Agreement will be made that by law requires the further approval of the stockholders of KINS without such further approval.

Governing Law; Jurisdiction

The Merger Agreement, and all claims or causes of action based upon, arising out of, or related to the Merger Agreement or the transactions contemplated thereby, will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

Any proceeding or action based upon, arising out of or related to the Merger Agreement or the transactions contemplated thereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such proceeding or action, (ii) waives any objection it may now or thereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or action will be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or action arising out of or relating to the Merger Agreement or the transactions contemplated thereby in any other court. Nothing therein contained will be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this section.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of such additional agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the Registration Statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Stockholders and other interested parties are urged to read such additional agreements in their entirety prior to voting on the Transaction Proposals presented at the KINS Special Meeting.

Summary of the Separation and Distribution Agreement

Inpixon, CXApp, Design Reactor and KINS have entered into a Separation and Distribution Agreement which sets forth the principal actions to be taken in connection with the Separation. It also sets forth other agreements that govern certain aspects of CXApp’s relationship with Inpixon following the Business Combination.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Inpixon and CXApp as part of the internal reorganization transaction described herein, and describes when and how these transfers, assumptions and assignments will occur, though some of the transfers, assumptions and assignments may have already occurred prior to the parties’ entering into the Separation and Distribution Agreement. The Separation and Distribution Agreement provides for those transfers of assets and assumptions of liabilities that are necessary in connection with the Separation so that CXApp and Inpixon retain the assets necessary to operate their respective businesses and retain or assume the liabilities allocated in accordance with the Separation. The Separation and Distribution Agreement also provides for the settlement or extinguishment of certain liabilities and other obligations between CXApp and Inpixon. In particular, the Separation and Distribution Agreement provides that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

●	“Enterprise Apps Assets” (as defined in the Separation and Distribution Agreement), including, but not limited to, the equity interests of CXApp’s subsidiaries, including Design Reactor, Inpixon Canada and Inpixon Philippines (including certain intercompany receivables held by Inpixon that will be contributed to the capital of Inpixon Canada, Design Reactor and Inpixon Philippines, as applicable), assets reflected on CXApp’s pro forma balance sheet and assets exclusively relating to the Enterprise Apps Business, will be retained by or transferred to CXApp or one of its subsidiaries, except as set forth in the Separation and Distribution Agreement or one of the other agreements described below;

●	“Enterprise Apps Liabilities” (as defined in the Separation and Distribution Agreement), including, but not limited to, the following, will be retained by or transferred to CXApp or one of its subsidiaries:
●	all of the liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent related to, arising out of or resulting from the Enterprise Apps Business;
●	liabilities (whether accrued, contingent or otherwise) reflected on CXApp’s pro forma balance sheet;
●	any environmental liabilities to the extent relating to, arising out of or resulting from the past, present or future operation of the Enterprise Apps Business or use of its assets;
●	liabilities relating to, arising out of, or resulting from any indebtedness of any subsidiary of CXApp or any indebtedness secured exclusively by any of CXApp’s assets;
●	liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC by CXApp or any of its subsidiaries after the Distribution, other than the disclosure documents referred to the next point below; and
●	all other liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from disclosure documents filed or furnished with the SEC by CXApp or Inpixon that are related to the Distribution or Merger (including this proxy statement/prospectus) to the extent related to CXApp, the Distribution or the Merger.

In addition, all assets and liabilities (whether accrued, contingent or otherwise) of Inpixon will be retained by or transferred to Inpixon or one of its subsidiaries (other than CXApp or one of its subsidiaries), except as set forth in the Separation and Distribution Agreement or one of the other agreements described below and except for other limited exceptions that will result in CXApp retaining or assuming certain other specified liabilities.

The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the Employee Matters Agreement, are solely covered by the Tax Matters Agreement.

Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with. In general, neither CXApp nor Inpixon will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, or any other matters.

Information in this proxy statement/prospectus with respect to the assets and liabilities of the parties following the Separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the Separation are, and following the Separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Inpixon Contribution

In connection with the Separation, Inpixon will contribute to CXApp $10.0 million in cash.

Distribution

On the date of the Distribution, Inpixon will distribute on a pro rata basis all of the outstanding shares of CXApp Common Stock to the holders of Inpixon Common Stock and certain other holders of Inpixon securities as of the Inpixon Record Date set for the Distribution. The Distribution will be effected by Inpixon delivering to the distribution agent a book-entry authorization representing the shares of CXApp Common Stock being distributed in the Distribution for the account of Inpixon’s securityholders. The distribution agent will hold such book-entry shares for the account of CXApp’s stockholders (as of immediately after consummation of the Distribution) pending the Merger. The shares of CXApp Common Stock will not be transferrable prior to the exchange of such shares for the shares of KINS Common Stock pursuant to the Merger.

Conditions

The Distribution will be made on the date set for the Distribution, provided that the following conditions will have been satisfied (or waived by Inpixon in its sole discretion):

●	the internal reorganization shall have been completed substantially in accordance with the Separation and Distribution Agreement, other than the transfer of assets or assumption of liabilities that may occur after the Distribution in accordance with the terms of the Separation and Distribution Agreement;
●	the transaction agreements relating to the separation will have been duly executed and delivered by the parties;
●	each of the conditions in the Merger Agreement to Inpixon’s obligations to consummate the Merger shall have been satisfied or waived (other than those relating to the internal reorganization, the Inpixon Contribution and the Distribution and the other transactions contemplated by the Separation and Distribution Agreement, and those conditions that by their nature are to be satisfied contemporaneously with the Distribution and/or the Merger, provided they are capable of being satisfied at such time); and
●	KINS shall have confirmed to Inpixon that each condition in the Merger Agreement to KINS’ obligations to consummate the Merger has been satisfied or has been waived by KINS (other than those relating to the internal reorganization, the Inpixon Contribution and the Distribution and the other transactions contemplated by the Separation and Distribution Agreement).

Further Assurances; Separation of Guarantees

To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the Separation, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and other transaction agreements. Additionally, CXApp and Inpixon will use commercially reasonable efforts to remove CXApp and its subsidiaries as a guarantor of liabilities (including surety bonds) retained by Inpixon and its subsidiaries and to remove Inpixon and its subsidiaries as a guarantor of liabilities (including surety bonds) to be assumed by CXApp.

Shared Contracts

Certain shared contracts are to be assigned or amended to facilitate the Separation of the Enterprise Apps Business from Inpixon. If such contracts may not be assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract for a specified period of time after the Separation is complete.

Release of Claims and Indemnification

Except as otherwise provided in the Separation and Distribution Agreement or any Ancillary Agreement (as defined in the Separation and Distribution Agreement, including the Transition Services Agreement, the Employee Matters Agreement, the Tax Matters Agreement, conveyancing and assumption instruments and other agreements to be entered into between CXApp and Inpixon in connection with the Separation and Distribution), CXApp and Inpixon each release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Separation pursuant to the Separation and Distribution Agreement or any Ancillary Agreement. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement. KINS also releases Inpixon and its subsidiaries and affiliates to a similar extent as CXApp releases Inpixon and its subsidiaries and affiliates.

The Separation and Distribution Agreement provides for cross-indemnities that, except as otherwise provided in the Separation and Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to CXApp under the Separation and Distribution Agreement with CXApp and financial responsibility for the obligations and liabilities allocated to Inpixon under the Separation and Distribution Agreement with Inpixon. Specifically, each party indemnifies, defends and holds harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

●	the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the Separation and Distribution Agreement;
●	the assets the indemnifying party assumed or retained pursuant the Separation and Distribution Agreement;
●	the operation of the indemnifying party’s business, whether prior to, at, or after the Separation; and
●	any breach by the indemnifying party of any provision of the Separation and Distribution Agreement or any other agreement unless such other agreement expressly provides for separate indemnification therein.

Each party’s aforementioned indemnification obligations are uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the Tax Matters Agreement and the Employee Matters Agreement. Following consummation of the Merger, KINS will indemnify Inpixon and its affiliates and subsidiaries, and each of its officers, directors, employees and agents to the extent CXApp has not paid for indemnifiable losses for which it has provided indemnification pursuant to the Separation and Distribution Agreement.

Legal Matters

Except as otherwise set forth in the Separation and Distribution Agreement or any Ancillary Agreement (or as otherwise described above), each party to the Separation and Distribution Agreement assumes the liability for, and control of, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and indemnifies the other party for any liability arising out of or resulting from such legal matters.

Insurance

Except as otherwise set forth in the Separation and Distribution Agreement or any Ancillary Agreement, following the Separation, CXApp will be responsible for obtaining and maintaining at its own cost its own insurance coverage. With respect to certain claims arising prior to the Separation, CXApp may seek coverage under Inpixon third-party insurance policies to the extent that coverage may be available thereunder.

Exchange of Information

CXApp and Inpixon agree to provide each other with information, including without limitation, relating to the other party or the conduct of its business prior to the Separation, that is needed to perform under the agreements related to the Separation, and that is reasonably necessary to prepare financial statements and any reports or filings to be made with any governmental authority or in connection with litigation or other proceedings. CXApp and Inpixon also agree to retain such information in accordance with Inpixon’s record retention policies as in effect immediately prior to the Distribution and to afford each other access to their respective officers, directors, employees and agents to be witnesses as reasonably required in connection with any relevant litigation. CXApp and Inpixon also agree to keep each other’s information confidential.

No Restriction on Competition

None of the provisions of the Separation and Distribution Agreement includes any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by either party.

Dispute Resolution

If a dispute arises between the parties under the Separation and Distribution Agreement, the general counsels or chief legal officers of the parties or such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, each party to the dispute will be entitled to seek relief in a court with jurisdiction as set forth in the Separation and Distribution Agreement.

Separation Costs

Except as otherwise provided in the Separation and Distribution Agreement or as otherwise agreed in writing among Inpixon, CXApp and KINS, Inpixon and CXApp shall each be responsible for its owns fees and costs incurred in connection with the Separation, Distribution and Merger.

Treatment of Intercompany Loans

Upon completion of the Separation, all loans between Inpixon or any subsidiary of Inpixon (other than CXApp and its subsidiaries), on the one hand, and CXApp or any of its subsidiaries, on the other hand, will be terminated.

Term/Termination

The term of the Separation and Distribution Agreement is indefinite. The Separation and Distribution Agreement may not be terminated or modified without the prior written consent of each of Inpixon, CXApp and KINS, except that it shall terminate immediately upon termination of the Merger Agreement if the Merger Agreement is terminated in accordance with its terms prior to the Distribution.

Summary of the Ancillary Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The Sponsor Support Agreement, the form of Employee Matters Agreement, the form of Tax Matters Agreement and the form of Transition Services Agreement are attached hereto as Annex H, Annex E, Annex G and Annex F, respectively. You should read such agreements in their entirety prior to voting on the proposals presented at the KINS stockholder meeting.

Sponsor Support Agreement

On September 25, 2022, in connection with the execution of the Merger Agreement, KINS, Inpixon, CXApp and the Sponsor entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed to vote any KINS Securities held by it to approve the Business Combination and the other KINS stockholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of its KINS Securities in connection with the consummation of the Business Combination. Pursuant to the Sponsor Support Agreement, the Sponsor and KINS also agreed to amend the letter agreement, dated as of December 14, 2020 between the Sponsor and KINS (the “Insider Letter”) to amend the Founder Shares Lock-Up Period (as defined in the Insider Letter) to provide for lock-up of its shares of KINS Class B Common Stock (or KINS Class A Common Stock issuable upon conversion thereof) until the earlier of (A) the 180th day after the closing of the Merger and (B) (x) the date on which KINS completes a liquidation, merger, stock exchange, reorganization or other similar transaction following the closing of the Merger or (y) the day that the last reported sale price of the KINS Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing of the Merger; provided, that 10% of such shares (subject to adjustment) shall not be subject to foregoing lock-up. Additionally, Sponsor has agreed to exchange 6,150,000 shares of KINS Class B Common Stock for shares of KINS Class A Common Stock equal to such that the number of shares of KINS Common Stock issued as aggregate merger consideration exceeds (by one share): (i) the aggregate number of shares of KINS Class A Common Stock held by Sponsor at Closing (after taking into account the exchange), plus (ii) the aggregate number of shares of KINS Class B Common Stock held by the BlackRock Investors (including all Potential Forfeiture Shares (as defined in the Sponsor Support Agreement)), plus (iii) the aggregate number of shares of KINS Class A Common Stock that have not properly elected to redeem their shares of KINS Class A Common Stock pursuant to KINS’ governing documents, plus (iii) any shares of KINS Common Stock issued as incentives for non-redemption transactions and financing transactions, in each case, free and clear of all liens; provided, that, in no instance shall the number of shares issued to Sponsor in the exchange be less than 5,150,000 shares of KINS Class A Common Stock.

The Sponsor Support Agreement will terminate on the earliest of (i) the Closing, (ii) the termination of the Merger Agreement, (ii) liquidation of KINS or (iii) mutual agreement by the parties.

Form of Employee Matters Agreement

Prior to the Distribution, KINS, Inpixon, CXApp and Merger Sub will enter into the Employee Matters Agreement, which will set forth the terms and conditions of certain employee-related matters in connection with the transaction, including allocation of benefit plan assets and liabilities between Inpixon and CXApp, treatment of incentive equity awards in the Distribution and the Business Combination and related covenants and commitments of the parties.

The Employee Matters Agreement will provide for the treatment of outstanding Inpixon equity awards held by our employees upon completion of the Distribution and the treatment of outstanding CXApp equity awards in connection with the Business Combination and will also provide for certain other incentive arrangements.

The Employee Matters Agreement will provide that, following the Distribution and Business Combination, our employees generally will continue to participate in benefit plans sponsored or maintained by Inpixon until the earlier to occur of (i) January 1, 2023 or (ii) such earlier date as may be agreed among the parties.

Following the respective plan transition date, our employees will commence participation in our respective benefit plans, which are expected to be generally similar to the existing Inpixon benefit plans. Additionally, the Employee Matters Agreement will provide that KINS shall approve and adopt, subject to stockholder approval, the Incentive Plan effective as of the Closing.

The Employee Matters Agreement will also set forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory filings, the provision of comparable benefits, employee service credit, the sharing of employee information and the duplication or acceleration of benefits.

The Employee Matters Agreement may be amended or modified only by a written agreement among the parties and will terminate automatically upon the termination of the Merger Agreement.

Form of Tax Matters Agreement

Prior to the Distribution, KINS, CXApp and Inpixon will enter into the Tax Matters Agreement that will govern each party’s respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and certain other matters regarding taxes. None of the parties’ obligations under the Tax Matters Agreement will be limited in amount or subject to any cap.

Allocation of Taxes

In general, KINS and CXApp will be liable for all U.S. federal, state, local and foreign taxes (and any related interest, penalties or audit adjustments) that are (i) imposed with respect to tax returns that include both CXApp and Inpixon, to the extent such taxes are attributable to CXApp or the Enterprise Apps Business, or (ii) imposed with respect to tax returns that include CXApp but not Inpixon, in each case, for tax periods (or portions thereof) beginning after the Distribution. Inpixon will generally be liable for taxes described in clauses (i) and (ii) above for tax periods (or portions thereof) ending on the date of or prior to the Distribution, and any and all Distribution Taxes, as defined in the Tax Matters Agreement (generally, taxes imposed with respect to the Separation, Contribution, and Distribution). However, CXApp and KINS may be liable for Distribution Taxes pursuant to indemnity obligations described below.

Indemnification Obligations

The Tax Matters Agreement generally provides for indemnification obligations between New CXApp and KINS, on the one hand, and Inpixon, on the other hand. In particular, CXApp and KINS must indemnify Inpixon for taxes allocated to CXApp or KINS, as described above, and Inpixon must indemnify New CXApp and KINS for taxes as allocated to Inpixon as described above, which would generally include Distribution Taxes. The Tax Matters Agreements, however, provides that KINS and CXApp may be liable for Distribution Taxes to the extent such taxes result from a breach of certain representations or restrictive covenants made by KINS and CXApp, as described below.

Even if the Contribution and Distribution, taken together, otherwise qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, the Distribution would be taxable to Inpixon (but not to Inpixon securityholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Inpixon or CXApp, directly or indirectly (including through acquisitions of the stock of New CXApp after the Merger), as part of a plan or series of related transactions that includes the Distribution. For purposes of this test, the Merger will be treated as part of a plan that includes the Distribution, but it is expected that the Merger standing alone will not cause the Distribution to be taxable to Inpixon under Section 355(e) of the Code because holders of CXApp Common Stock will own more than 50% of the common stock of New CXApp immediately following the Merger. If the Distribution is taxable to Inpixon pursuant to Section 355(e), Inpixon does not anticipate that it will be able to utilize its net operating losses to offset such taxable income.

The Tax Matters Agreement will require KINS and CXApp to comply with the representations made in the materials submitted to legal counsel in connection with the Distribution Tax Opinion that Inpixon expects to receive regarding the intended tax treatment of the Distribution and certain related transactions. The Tax Matters Agreement will also include covenants restricting CXApp’s and KINS’ ability to take or fail to take any action if such action or failure to act could reasonably be expected to adversely affect the intended tax treatment. In particular, in the two years following the Distribution, such restrictive covenants will generally prevent KINS and CXApp from (i) entering into any transaction which could, when combined with other transactions (including the Merger), result in a 45% or greater change in ownership of KINS’ or CXApp’s equity as part of a plan or series of related transactions that includes the Distribution, (ii) ceasing the active conduct of certain of CXApp’s businesses, (iii) voluntarily dissolving or liquidating KINS or CXApp and (iv) causing, permitting, or agreeing to the sale, transfer, or disposal of assets of CXApp that, in the aggregate, constitute more than 30% of the consolidated gross assets of CXApp, in each case, unless CXApp obtains a private letter ruling from the IRS, an unqualified opinion of a nationally recognized tax advisor that such action will not cause a failure of the intended tax treatment, or Inpixon consents to the undertaking of such action. Notwithstanding receipt of such ruling, opinion or consent, in the event that such action causes a failure of the intended tax treatment, KINS and CXApp could be responsible for all taxes arising therefrom.

The Tax Matters Agreement is attached to this proxy statement/prospectus as Annex G.

Form of Transition Services Agreement

In connection with the Separation, CXApp and Inpixon will enter into the Transition Services Agreement pursuant to which Inpixon and its affiliates and CXApp and its affiliates will provide to each other various non-technical services set forth in the Transition Services Agreement, which services are of the type that CXApp and Inpixon provided to, and received from, each other prior to the Separation. The fees for each of the transition services are set forth in the Transition Services Agreement. The Transition Services Agreement will terminate on the expiration of the term of the last service provided under it, and if no expiration date is provided for any transition service, then such transition service will terminate twelve months after the date of the Transition Services Agreement, provided that the receiving party shall have the right to an extension of each or any transition service for up to six months by providing written notice to providing party in advance of the original termination date for such transition service if, prior to such request for extension, the receiving party has used commercially reasonable efforts to establish analogous capabilities of its own. The parties will also discuss in good faith any subsequent requests to further extend the transition services. In addition, (i) the receiving party may terminate a transition service with prior written notice, with certain exceptions, (ii) either party may terminate the Transition Services Agreement in the event of an uncured material breach by the other party, upon bankruptcy or insolvency of the other party, or (iii) the parties may terminate a transition service or the Transition Service Agreement upon mutual agreement. CXApp does not anticipate that its net costs associated with the Transition Services Agreement will be materially different than the historical costs that have been allocated by Inpixon to CXApp related to these same services.

Lock-Up

Pursuant to the Proposed Bylaws, after the consummation of the Business Combination, without the prior written consent of the New CXApp Board of Directors and subject to certain exceptions, the holders of: (i) shares of New CXApp Common Stock issued as consideration pursuant to the Mergers, (ii) any CXApp options or (iii) shares of New CXApp Common Stock underlying the CXApp Options, in each case, are contractually restricted from selling or transferring any of the securities described in clauses (i), (ii) or (ii) (collectively, the “CXApp Lock-Up Securities”). Such restrictions begin at Closing and end on the earlier of: (i) the date that is

180 days after the Closing Date; (ii) the date on which the New CXApp completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of stockholders of the New CXApp having the right to exchange their common of the New CXApp for cash, securities or other property; or (iii) if the last reported sale price of the Class A Common Stock of the New CXApp equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing, except that 10% of Sponsor’s and each KINS Founder Shares (or Class A Common Stock issuable upon conversion thereof) outstanding at completion of the initial Business Combination will no longer be subject to these transfer restrictions. See “Description of New CXApp Capital Stock — Common Stock — Lock-up Restrictions.”

The Sponsor has agreed to substantially similar restrictions with respect to the KINS Class C Common Stock and KINS Private Placement Warrants (as well as the shares of New CXApp Class A Common Stock and New CXApp Warrants, respectively, that such securities are convertible into) held by it pursuant to the Sponsor Support Agreement. Following the expiration of these lock-ups, the Sponsor and the CXApp stockholders will not be restricted from selling the shares of New CXApp Common Stock held by them, other than by applicable securities laws. See “— Sponsor Support Agreement.”

Background to the Business Combination

KINS Technology Group Inc. is a blank check company incorporated in Delaware on July 20, 2020. KINS was formed for the purpose of consummating a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Although KINS is not limited to a particular industry or geographic region for purposes of consummating an initial business combination, KINS has focused its search on technology companies.

On December 17, 2020, KINS consummated the KINS Initial Public Offering of 27,600,000 units, at $10.10 per unit, generating gross proceeds of $278,760,000. Simultaneously with the closing of the KINS Initial Public Offering, KINS Capital LLC, a Delaware limited liability company and an affiliate of the Sponsor, purchased an aggregate of 9,128,528 private warrants at a price of $1.00 per warrant ($9,128,528 in the aggregate). Each private warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share.

KINS believes its management team has substantial expertise and background in all key aspects of the operation and development of businesses, as well as having a wide and active network of relationships in the larger technology sectors. Because of this combination of strengths, KINS was able to rapidly and efficiently evaluate a wide range of potential business combination candidates to determine which ones met its transaction criteria, and then to quickly submit proposals for a business combination to final candidates. The transaction criteria of KINS’ management team includes businesses that:

●	have a strong competitive industry position with demonstrated competitive advantages to maintain barriers to entry;
●	have a historic record of above average growth;
●	have a strong, experienced management team which would benefit from its management’s network or expertise, such as additional management expertise, capital structure optimization, acquisition advice or operational changes to drive improved financial performance;
●	are positioned for continued organic growth and may grow through bolt-on acquisitions;
●	are fundamentally sound companies with proven track records;
●	have an operating model that has adapted or has an executable strategy to be able to meet the changing consumer or business behaviors in a COVID-19 or post-COVID 19 environment;
●	will offer attractive risk-adjusted return for our stockholders; and
●	can benefit from being a publicly traded company, are prepared to be a publicly traded company and can utilize access to broader capital markets.

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement.

This chronology does not purport to catalogue every correspondence among representatives of KINS and Inpixon. Representatives of KINS involved in the discussions and negotiations referenced herein included one or more of Mr. Khurram P. Sheikh, Chairman, Chief Executive Officer and Chief Financial Officer of KINS, Mr. Camillo Martino, Director of KINS, Di-Ann Eisnor, Director of KINS, and Mr. Eric Zimits, Chief Corporate Development Officer of KINS. Representatives of Inpixon involved in the discussions and negotiations referenced herein included one or more of Mr. Nadir Ali, Chief Executive Officer of Inpixon, Ms. Melanie Figueroa, General Counsel and Chief of Staff of Inpixon, and Ms. Wendy Loundermon, Chief Financial Officer of Inpixon.

Over the last few years, Inpixon pursued a corporate strategy that was focused on enhancing shareholder value and building and developing its business as a provider of end-to-end solutions ranging from the collection of data to delivering insights from that data to its customers with a focus on securing, digitizing, and optimizing premises with its indoor positioning, mapping and analytics solutions for businesses and governments. In furtherance of this strategy, Inpixon regularly considered opportunities for strategic business combinations. Inpixon received and responded to requests for potential transaction proposals from third parties and actively pursued possible business combination transactions with those third parties. In addition, from time to time, Inpixon’s senior management team engaged in informal discussions regarding possible business combination transactions with their counterparts at other companies that offered technologies and solutions that were complementary to Inpixon’s suite of indoor data and location-based technologies and products. Generally, in connection with these discussions, Inpixon and the other party would sign a non-disclosure agreement and in certain instances a preliminary non-binding letter of intent, and then share financial and other business and operations information.

The Inpixon Board received regular updates from management concerning potential strategic transaction opportunities, and the topic of potential strategic acquisition transactions was a recurring agenda item at many board meetings and topic of discussion with Inpixon financial advisors. In addition, the Inpixon Board determined that Kareem Irfan, a director or Inpixon, would provide additional support and assistance to Nadir Ali, the Chief Executive Officer of Inpixon, and the management team in connection with the evaluation and review of strategic opportunities presented to the company. Inpixon executed a number of strategic transactions in connection with some of these discussions where the business, technologies and teams were complementary to the Inpixon goals of enhancing its platform and technology, adding diversification or differentiation, expanding its customer base and adding revenue. In other instances, Inpixon determined not to pursue certain opportunities for a variety of reasons which may have been because the potential transaction was not viewed as accretive to Inpixon, there may have been concerns over the business fundamentals of the potential target company or failure to agree on prices, terms or conditions.

On December 8, 2021, Inpixon Board held a meeting during which Mr. Ali provided an update on the status of ongoing discussions and the due diligence review process with a third-party entity from which Inpixon had received an inbound preliminary indication of interest in relation to a strategic transaction. In addition, the Inpixon Board also considered whether it would be beneficial to update the company’s shareholders regarding the nature of the potential transactions that the company was evaluating and the receipt of the preliminary indications of interest. Subsequently, on December 14, 2021, Inpixon issued a press release announcing that the Inpixon Board had authorized management to consider potential strategic alternatives other than acquisition transactions, which may include an asset sale, merger with another company or spin-off of one or more business units in an effort to maximize shareholder value.

Discussions were ongoing and a due diligence process continued between Inpixon and this third party over the next several months, however, the parties were ultimately not able to come to agreement on terms and conditions and the discussions ceased. Inpixon management continued to explore potential opportunities as they arose.

Between December 17, 2020, when the SEC declared the registration statement for the KINS Initial Public Offering effective, and August 18, 2022, KINS reviewed and reached out to over 300 potential business combination candidates, and held frequent discussions, both internally and with a wide range of management teams at various potential targets. KINS entered into non-disclosure agreements with 83 candidates (none of which contained a “don’t ask, don’t waive” or a standstill “fall away” provision). KINS submitted more than 20 formal proposals including our proposal to Inpixon. The remaining candidates did not receive a proposal from KINS due to a combination of factors, including inadequate preparedness to be a publicly traded company or because KINS did not believe that a business combination was actionable with such candidate. Following a thorough evaluation process and due diligence, KINS ultimately executed six non-binding letters of intent with these potential targets, including its non-binding letter of intent with Inpixon. No discussions regarding a potential business combination with any candidate were held prior to the KINS Initial Public Offering.

On May 17, 2022, Mr. Sheikh approached Mr. Ali to consider a potential “bolt-on” acquisition of Inpixon with a potential target company that was being considered by KINS for a potential business combination. After some discussion, it was determined that this transaction would not be feasible as the target company and KINS could not come to agreement on certain terms.

On June 10, 2022, KINS held a special meeting of stockholders pursuant to which its stockholders approved amending the KINS’ amended and restated certificate of incorporation to extend the date by which KINS has to consummate a business combination from June 17, 2022 to December 16, 2022. After the extension vote, the net trust balance after redemptions was $9,483,258.60 with 938,000 shares of KINS Class A Common Stock outstanding.

With $9,483,258.60 left in the trust account, the KINS team re-focused its efforts for a business combination in line with the size of the trust while maintaining its focus on transformative technology businesses. After a comprehensive analysis, KINS identified five targets that would potentially meet these criteria and KINS reached out to them to explore a potential acquisition. Design Reactor, the enterprise applications business of Inpixon (“Design Reactor”), was one of the potential targets. The other four targets included a private 5G mobile networking provider, an “Internet of Things” as-a-service company, an edge networking company and a remote IT management edge platform. Mr. Sheikh reached out to the CEOs and board members of each of these companies to seek their interest. Each of the five companies were interested in discussing a potential business combination opportunity with KINS and signed mutual non-disclosure agreements to share confidential information for the purpose of exploring a potential transaction.

On June 11, 2022, Mr. Sheikh reached out to Candidate 1 to initiate discussions about a potential business combination. Significant discussions, including additional meetings with management to discuss audit preparedness, took place over the next six days culminating with a final presentation on June 17, 2022 under a non-disclosure agreement. The non-disclosure agreement did not contain a “don’t ask, don’t waive” provision. On June 18, 2022, KINS submitted a non-binding letter of intent regarding a potential business combination between KINS and Candidate 1. Negotiations around the terms of the potential business combination continued over the next several days and ending with Candidate 1 submitting a counter proposal to KINS on June 20, 2022. After continued deliberation, however, KINS and Candidate 1 could not agree on a mutually agreeable valuation range and, thus, the letter of intent was never executed and discussions were terminated.

On June 20, 2022, KINS participated in a conference call with Candidate 2 via a mutual acquaintance to explore a potential business combination. On June 21, 2022, Mr. Sheikh shared a high-level structure of a potential business combination with the Chairman of Candidate 2, which resulted in the execution of a non- disclosure agreement on June 23, 2022. The non-disclosure agreement did not contain a “don’t ask, don’t waive” provision. KINS received an investor presentation from Candidate 2 on June 23, 2022. Between June 23, 2022 and July 12, 2022, the parties continued to correspond as part of KINS’ diligence process, including relating to business and technology diligence of Candidate 2, and its commitment to complete a PCAOB audit for the previous two years. The discussions between the two parties were discontinued after Candidate 2 notified KINS in mid-July that it was having challenges furnishing the materials necessary to conduct its audit in a timely manner, as well as preparedness to be a publicly traded company. Mr. Sheikh knew the management team members and a board member of each of Candidate 3, Candidate 4 and Candidate 5.

On June 12, 2022 Mr. Sheikh connected via phone with the Chairman and CEO of Candidate 3 to explore a business combination. Candidate 3 shared their latest financials and customer updates under a mutual non-disclosure agreement. The non- disclosure agreement did not contain a “don’t ask, don’t waive” provision. In the following weeks, KINS conducted a thorough investigation and analysis into the financial models, as well as the market opportunity for the company. KINS also asked for a committed timeline for audited financials. On July 4, 2022 Candidate 4 informed KINS that their accountants needed significantly more time than expected to deliver two-year financial statements and would not be able to further engage with KINS on a potential business combination.

On June 14, 2022 Mr. Sheikh connected via phone with the CEO of Candidate 4 regarding a possible business combination. Candidate 4 shared that they had recently completed a large debt financing and would be interested in a follow-on public offering. On June 15, 2022, Candidate 4 shared with KINS their latest financial statements, capitalization table, as well as revenue projections via a virtual data room under a mutual non-disclosure agreement. The non-disclosure agreement did not contain a “don’t ask, don’t waive” provision. On June 22, 2022, KINS management had an extensive video conference call with Candidate 4’s management to review the shared materials and further discuss the transaction, including a potential roll-up of assets. After further discussions over the next days, Candidate 4 informed KINS on June 30, 2022 that they were not able to provide audited financials in a timely manner, but would potentially be interested in a “bolt-on” acquisition if it would fit with the investment criteria of KINS.

After robust discussion and careful consideration, the KINS Board ultimately determined to pursue a business combination with Design Reactor and to terminate other potential business combination opportunities that it had explored because of, among other things: (i) the fact that the other business combination targets did not meet enough of KINS’ transaction criteria for a business combination target, such as strong competitive position, lack of visibility for continued organic growth, and lack of preparedness to be a publicly traded company, (ii) KINS directors’ and officers’ belief that Design Reactor met many of its transaction criteria, (iii) the level of engagement by, and discussions with, Design Reactor as compared to the other potential business combination candidates and (iv) Design Reactor’s preparedness and willingness to devote appropriate resources to negotiating and executing definitive agreements and to consummate the Business Combination and become a public company. See the section entitled “Proposal No. 1 —Business Combination Proposal — The KINS Board’s Reasons for Approval of the Merger” for more information.

On June 13, 2022, Mr. Irfan provided a summary update to the Inpixon Board by email noting that recent market volatility and uncertainty was impacting the negotiations with the third-party strategic opportunity and that a detailed briefing would be held over the next few days.

Mr. Sheikh and Inpixon CEO Mr. Nadir Ali first discussed a potential business combination of KINS with Design Reactor on June 15, 2022. Mr. Sheikh indicated another SPAC had recently merged with a public company and Vodafone was spinning out one of its businesses and that Inpixon could consider spinning out its Enterprise Apps Business to merge with the SPAC.

On June 15, 2022, Mr. Ali updated the Inpixon Board noting that discussions with the third party had moderated but that there have been other parties that had approached Inpixon with interest in certain parts of its business and that Inpixon’s banking advisors and suggested that Inpixon consider divesting certain assets which could result in a higher valuation for parts of the business as contrasted with the sale of the entire business.

This correspondence was followed by a meeting of the Inpixon Board held on June 16, 2022, pursuant to which Mr. Ali provided a more detailed update to the Inpixon Board regarding the status of discussions in connection with certain opportunities under management review and evaluation, including the stalled discussions which were unlikely to move forward, noting that if discussions resumed it was believed that the current financial conditions and market volatility were likely to lead to lower valuations. Mr. Ali also advised the Inpixon Board that there had been other strategic opportunities presented to the company related to various parties of the business. Mr. Ali also indicated that the Inpixon executive team was evaluating budget reductions and layoffs given the uncertainty that was developing in the economy and the financial markets.

KINS and Inpixon signed a mutual non-disclosure agreement on June 21, 2022. The non-disclosure agreement did not contain a “don’t ask, don’t waive” provision. Mr. Sheikh, Mr. Zimits and Mr. Martino were each provided access to a virtual data room, which included management presentation files relating to the Design Reactor business.

On June 23, 2022, a 90-minute videoconference call was scheduled between both management teams to review the management presentation, discuss the key business attributes, the technology platform and the customer pipeline of Design Reactor. Mr. Sheikh and Mr. Zimits attended on behalf of KINS. Mr. Ali, Leon Papkoff, Melanie Figueroa, and Wendy Loundermon attended on behalf of Inpixon.

On June 25, 2022, KINS held a status update meeting via a videoconference call where Mr. Sheikh and Mr. Zimits updated the KINS Board on each of the five prospective targets under consideration. The KINS Board reviewed each of the different aspects of the five options, including current revenue profile, technology capability, intellectual property, management team, next 12 months forecasted revenue and the go- to-market strategy. The KINS Board decided to continue further diligence with each of the targets with a goal to execute a non-exclusive letter of intent.

On June 29, 2022, a 3-hour in-person and videoconference due diligence session was scheduled at the headquarters of Inpixon in Palo Alto, California. Mr. Sheikh, Mr. Zimits, Mr. Martino and Ms. Di-Ann Eisnor,  Director of KINS, attended the meeting in person on behalf of KINS. Mr. Ali, Ms. Figueora, Mr. Papkoff and Mr. Adam Benson, Chief Technology Officer of Inpixon, attended in person on behalf of Inpixon, and Mr. Soumya Das, Chief Operating Officer of Inpixon, attended via videoconference. In the meeting, the Inpixon team shared their product offering and provided demonstrations of the product, customer engagement strategy, major sales wins, product roadmap strategy and sales pipeline analysis. After a thorough and robust discussion, the Inpixon team agreed to follow up on action items requested by KINS and provide additional materials in the virtual data room.

Inpixon signed a non-exclusive Letter of Intent (“LOI”) on July 7, 2022, which outlined key terms for a potential transaction with KINS as well as next steps for business due diligence. Also on July 7, 2022, KINS sent an initial due diligence request list to Design Reactor. Additional due diligence requests were sent by KINS and its advisors to Design Reactor and its advisors over the following weeks.

On July 8, 2022, Mr. Ali provided an email update to the Inpixon Board regarding the status of ongoing discussions including the proposed transaction with KINS, which was followed by an Inpixon Board meeting on July 14, 2022. Mr. Ali noted Inpixon was negotiating with KINS a potential transaction which would result in a divestiture or spinoff of the Enterprise Apps Business comprising the CXApp, maps and ODP product lines at a proposed valuation of between $70 million to $100 million, which would be subject to the results of a fairness opinion. The transaction was proposed as a 100% stock transaction in which shares of stock would be distributed to stockholders and would include a $10 million minimum cash requirement.

On July 11, 2022, KINS delivered a countersigned signature to the LOI to Inpixon.

Between July 7, 2022 and July 16, 2022, representatives of KINS participated in reference calls with five existing Design Reactor customers to validate the customer business model, the product competitiveness and the customer’s view on the experience with the Design Reactor team and its product performance.

On July 20, 2022, Mr. Ali contacted Gemini Partners (“Gemini”) regarding the issuance of a second fairness opinion in connection with the KINS transactions.

After customer diligence and validation, Mr. Sheikh, on behalf of KINS, initiated a search for a financial advisor to conduct a valuation analysis and render an opinion regarding the fairness, from a financial point of view, on Design Reactor’s business and a potential business combination with KINS. After interviewing and comparing multiple alternatives, on July 25, 2022, KINS engaged KNAV P.A., which is based in Atlanta, Georgia (“KNAV”), to provide financial advisory services.

The KNAV team was provided access to the virtual data room and provided with certain documents via email, including financial documents pertaining to historical revenue and costs, as well as projections for the year ending December 31, 2023. On July 28, 2022, the Inpixon management team including Mr. Ali, Mr. Papkoff and Ms. Figueroa participated in a detailed videoconference call with the KNAV team to respond to questions based on their review. Mr. Sheikh also attended this call on behalf of KINS.

On August 2, 2022 Mr. Ali organized an audio conference call to introduce the team of Marcum LLP, auditor of Inpixon (“Marcum”), to Mr. Sheikh. The purpose of the call was to understand the process and timeline anticipated for completing the PCAOB audit with respect to the carved-out Design Reactor entity. Mr. Alan Markowitz and Mr. Robert Radovich attended the meeting from Marcum. The Marcum team shared with Mr. Sheikh their approach for the audits and assured Mr. Sheikh and Mr. Ali their commitment to complete the task in a timely manner.

On August 3, 3022, Inpixon and Gemini executed their engagement letter. Inpixon provided Gemini with access to the Design Reactor virtual data room, including financial documents pertaining to historical revenue and costs, as well as projections for 18 months ended December 31, 2023.

On August 8, 2022, the KNAV team updated Mr. Sheikh on their progress and provided additional questions for the Design Reactor team in order to complete their financial analysis. These questions were submitted by email to the Inpixon team in order to provide further details and validate each of the assumptions. A videoconference was set up for August 11, 2022, where the Inpixon team including Mr. Ali and Ms. Loundermon attended and answered each of the questions from the KNAV team and validated each of the financial information, including historical expenses, liabilities and projected forecasts. Mr. Sheikh also attended this call on behalf of KINS.

On August 11, 2022, the KNAV team and Mr. Sheikh arranged a videoconference with the Inpixon team including Mr. Ali and Ms. Loundermon to address questions from the KNAV team on the financial information, including historical expenses, liabilities and projected forecasts.

On August 12, 2022, Mr. Sheikh organized a videoconference kick-off meeting to discuss the potential transaction with stakeholders from both sides in attendance. Mr. Sheikh, Mr. Zimits, and Ms. Eisnor attended from KINS with support from representatives of Skadden. Arps, Slate, Meagher & Flom LLP (“Skadden”) and a representative from the company’s auditors, Withum. Mr. Ali and Ms. Figueroa attended from   Design Reactor. Representatives of Mitchell Silberberg & Knupp LLP (“MSK”) and Marcum joined on behalf of Design Reactor. The group identified the work deliverables and expected timeline for the potential definitive agreement, as well as the inputs needed to complete these deliverables. The group agreed to meet on a weekly basis to review progress and assigned specific deliverables for the next meeting.

A meeting of the KINS Board was held by videoconference on August 18, 2022, at which KNAV presented to the KINS Board of directors its summary presentation on the valuation analysis for Design Reactor (“Target”).

Representatives of KNAV, presented an analysis of their valuation of Target based on various financial approaches, including discounted cash flow approach, guideline public company approach and guideline transaction method. Questions were asked and a fulsome discussion ensued. The KINS Board discussed, among other things, the profile, size and industry of companies selected by KNAV for its comparable company analysis, the profile, industry and size of precedent transactions selected by KNAV for its precedent transactions analysis, and the similarities and differences between the Target and such other companies and transactions, and overall market outlook.

Mr. Sheikh presented the key diligence items on the Target, including customer revenue and pipeline for the short- and medium-term, the proposed structure for the potential business combination, the Target’s audit readiness assessment, the fairness opinion regarding the Target and the next steps with respect to completing the potential transaction. Questions were asked and a fulsome discussion ensued. The KINS Board discussed, among other things, KINS’ anticipated due diligence of the Target, immediate next steps with respect to facilitating KINS’ due diligence of the Target, tactical and timing considerations with respect to negotiating the main transaction document with the Target, KINS’ communication strategy with respect to the announcement of any definitive transaction with the Target, regulatory considerations and consideration with respect to labor-related activities. After a fulsome discussion and consideration, the KINS Board unanimously supported Mr. Sheikh’s proposal to enter into an exclusive agreement with the Target.

On August 18, 2022, KINS and Design Reactor executed the exclusivity portion of the signed LOI dated July 7, 2022. The term of the exclusivity was mutually agreed to expire on September 30, 2022 (with additional extensions permitted as mutually agreed in the LOI).

On August 19, 2022, Mr. Sheikh organized an in-person and audio/videoconference kick-off meeting for the potential transaction with stakeholders from both sides in attendance. Mr. Sheikh, Mr. Zimits, and Mr. Martino attended from KINS with support from representatives of Skadden and Withum. Mr. Ali and Ms. Figueroa attended from Design Reactor with support from representatives of MSK and Marcum. The group shared progress updates on the merger agreement and other legal documents and the inputs needed to complete these deliverables.

Over the next two weeks, the legal representatives from Skadden and MSK discussed the diligence materials provided in the virtual data room, including related to corporate governance, material customer and vendor contracts, employee and benefits matters, and intellectual property. Skadden conferred with KINS on its diligence findings and requested supplemental information from Target. Skadden and MSK began preparing initial drafts of the merger agreement and the related ancillary documents.

On August 30, 2022, Skadden circulated an initial draft of the merger agreement to MSK and Inpixon. Also on August 30, 2022, MSK circulated initial drafts of the internal reorganization documents, including the separation and distribution agreement and the contribution agreement. The parties continued to review and revise the transaction documents and corresponded via email about diligence items and terms in the agreements.

On September 6, 2022, representatives from KINS, Inpixon, Skadden and MSK discussed via videoconference its progress on legal due diligence, the scope of the transaction-related documents, the key terms of the proposed transaction and the timeline for next action steps. The parties also deliberated on the key terms of the merger agreement, including the conditions related to a potential recapitalization of shares of the Sponsor, the pro forma ownership and minimum cash condition, employee matters and potential regulatory requirements.

On September 7, 2022, the Inpixon Board met for an update on the status of strategic transactions under management review, including the KINS transaction. Mr. Ali summarized the preliminary results of the valuation ranges which the firms who were engaged to deliver fairness opinions had communicated and provided an update on the status of the transaction documents.

On September 8, 2022, MSK sent to KINS and Skadden an initial draft of the employee matters agreement and the transition services agreement. On September 9, 2022, MSK sent to KINS and Skadden its comments to the merger agreement. On September 10, 2022, MSK sent to KINS and Skadden an initial draft of the tax matters agreement. On September 12, 2022, Skadden sent to Inpixon and MSK comments to the employee matters agreement and transitions services agreement, and circulated an initial draft of the sponsor support agreement.

On September 13, 2022, Skadden sent to Inpixon and MSK comments to the merger agreement. On September 14, 2022, the KINS Board held a meeting via videoconference with representatives from Skadden present. Mr. Sheikh presented a summary of the Target, including its products, financial projections, key customers and competitors, as well as discussed the structure of the transaction, the audit completion and fairness opinion timelines. Skadden a presented on the legal diligence findings and the key legal terms of the merger agreement and other transaction documents. The KINS Board asked questions, deliberated about the material terms related to the transaction and discussed the timeline for the proposed transaction.

On September 15, 2022, Gemini delivered a preliminary analysis to Inpixon.

Between September 12, 2022 and September 23, 2022, representatives from KINS, Inpixon, Skadden and MSK participated in nine videoconference meetings that were focused on discussing the status of the outstanding diligence items and transaction documents. The parties deliberated about the agreements required to structure the proposed transaction and negotiated the key terms of the merger agreement and the related ancillary agreements. Skadden and MSK exchanged multiple drafts of the transaction documents before presenting substantially final versions of the merger agreement and certain other ancillary documents to KINS and Inpixon, respectively.

The KINS Board obtained a fairness opinion from KNAV, dated September 23, 2022, which provided that, as of that date and based on and subject to the assumptions, qualifications and other matters set forth therein, the consideration to be paid by KINS in the Business Combination was fair, from a financial point of view, to KINS,as opposed to only those stockholders unaffiliated with the Sponsor or its affiliates. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Opinion of KNAV P.A.” for additional information.

On September 23, 2022, the Inpixon Board held a meeting to review and approve the terms of the spin- off of CXApp and the concurrent merger with KINS and the substantially final versions of the Merger Agreement and certain other ancillary documents, including the Separation and Distribution Agreement.

On September 25, 2022, the KINS Board held a meeting via videoconference with representatives from Skadden present to review and approve the terms of the merger with Target and the substantially final versions of the Merger Agreement and certain other ancillary documents, including the Sponsor Support Agreement and Separation and Distribution Agreement.

Following the meeting of the KINS Board and the meeting of the Inpixon Board, on September 25, 2022, KINS, Inpixon, CXApp and the Merger Sub executed the merger agreement and the related transaction documentation (including the Sponsor Support Agreement and the Separation and Distribution Agreements). See “Proposal No. 1 —The Business Combination Proposal” for additional information.

Following the execution of the merger agreement, on September 25, 2022, representatives of MSK sent to representatives of Skadden the executed written consent of the CXApp Stockholders constituting the CXApp Stockholder Approval, which, among other things, approved the merger agreement and the transactions contemplated thereby.

On the morning of September 26, 2022, KINS and Inpixon each issued a Form 8-K and press releases announcing the transactions prior to the commencement of trading of the shares of KINS Common Stock and Inpixon Common Stock on Nasdaq.

The KINS Board’s Reasons for Approval of the Merger

The KINS Board, in evaluating the transaction with Design Reactor, consulted with Skadden, as well as financial and accounting advisors, KNAV and Withum, respectively. In reaching its conclusion (i) that the terms and conditions of the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of KINS and its stockholders and (ii) to recommend that the stockholders adopt the Merger Agreement and approve the Business Combination, the KINS Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the KINS Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The KINS Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of KINS’ reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

The members of KINS’ management team and the KINS Board are well-qualified to evaluate the transaction with Design Reactor. They have significant transactional experience, including in the technology and SaaS industry. KINS’ management team and the KINS Board also include individuals with experience in executive management of multinational companies and in investing in companies in the technology sector.

The KINS Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including but not limited to, the following material factors:

●	Developing state of the art workplace experience application. Design Reactor’s founding team have a deep understanding of the rapidly evolving workplace environment and the emerging demand for digital workplace experiences. The company has developed a mobile-first, SaaS-based platform that integrates key services including security, communications, location, and personalization. The solution is flexible and scalable, and address diverse market segments including enterprises, events, and meetings.
●	Founded based on years of work and deep understanding of customer experience applications. A workplace experience application provides a digital interface between physical resources, people, and IT systems. Customers of CXApp benefit from improved productivity and resource utilization, as well as lower facility costs.
●	Consulted with technical experts. The KINS Board engaged technical and product experts in SaaS applications on the KINS team including board member Ms. Di-Ann Eisnor who conducted due diligence on Design Reactor’s state of the art application. The technical experts reviewed the product documentation, the technology platform, Application Programmable Interfaces (APIs), the security architecture and the overall system design. The technical team also reviewed the key differentiation technologies of the CXApp platform like on-device positioning, location mapping and augmented reality.
●	Addresses a large and growing market opportunity. Market forecasts suggest the global market for enterprise workplace experience apps will grow from about $400 million in 2020 to nearly $1 billion in 2024, representing a CAGR of 19%. During KINS’ diligence with CXApp customers, the CXApp customers indicated a major trend of adoption of workplace experience apps within their entire enterprise and noted that they were in the beginning stages of their deployments. Additional use cases and applications for the emerging hybrid workforce are being developed and there is a significant new market in development.
●	Potential for multiple follow-on product candidates. The workplace experience market is highly fragmented with numerous point solutions that address scheduling, access control, indoor mapping, wayfinding, asset tracking, environmental controls, analytics, and other workplace services. CXApp is developing an integrated solution that provides enterprise customers with full suite of services.
●	Financial analysis conducted by KINS Management. The financial analysis conducted by KINS’ management team and reviewed by the KINS Board supported the equity valuation of Design Reactor. See the section entitled “— Projected Financial Information.”
●	Fairness opinion of KNAV. The KINS Board reviewed the opinion delivered by KNAV to the KINS Board, as of September 23, 2022, and subject to and based upon the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications therein, the consideration to be paid by KINS to CXApp shareholders in the Business Combination pursuant to the Merger Agreement was fair to KINS, from a financial point of view. See the section entitled “— Fairness Opinion of KNAV P.A.”

The KINS Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

●	Benefits not achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.
●	Liquidation of KINS. The risks and costs to KINS if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in KINS being unable to affect a business combination by the completion deadline and forcing KINS to liquidate.
●	Exclusivity. The fact that the Merger Agreement includes an exclusivity provision that prohibits KINS from soliciting other business combination proposals and restricts KINS’ ability to consider other potential business combinations so long as the Merger Agreement is in effect.

●	Post-Business Combination Corporate Governance. The KINS Board considered the corporate governance provisions of the Merger Agreement and the proposed material provisions of the amendment to KINS’ certificate of incorporation and the proposed amended bylaws and the effect of those provisions on the governance of the company post-Business Combination. See “— The Merger Agreement” and “Management of New CXApp After the Merger” for detailed discussions of the terms and conditions of these documents.
●	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within KINS’ control.
●	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely delay consummation of the Business Combination.
●	Potential Conflicts. The KINS Board considered the potential additional or different conflicts of interests of KINS’ directors, executive officers, the Sponsor and its affiliates, as described in the section entitled “— Certain Relationships and Related Party Transactions.” The KINS Board, including KINS’ independent directors, with their outside counsel, reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the KINS Board, the Merger Agreement and the transactions contemplated thereby, including the Merger.
●	Fees and Expenses. The fees and expenses associated with completing the Business Combination.
●	Other Risks. Various other risks associated with the Business Combination, the business of KINS and the business of Design Reactor described under the section entitled “— Risk Factors.”

The KINS Board concluded that the potential benefits that it expected KINS and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the KINS Board determined that the Merger Agreement and the Business Combination were advisable, fair to, and in the best interests of, KINS and its stockholders.

The Inpixon Board’s Reasons for the Separation, the Distribution and the Merger

The Inpixon Board believes that the separation of Inpixon’s Enterprise Apps Business from the remainder of its businesses through the Separation, the Distribution and the Merger would be in the best interests of Inpixon and its stockholders, including that the Separation, the Distribution and the Merger will:

●	allow each of Inpixon and CXApp to pursue its own operational and strategic priorities and more quickly respond to trends, developments and opportunities in its respective markets;
●	increase the potential value for Inpixon securityholders to receive shares of New CXApp based on a pre-transaction equity value of CXApp of $69.0 million, which was greater than the market capitalization of Inpixon as of the date of the Merger Agreement;
●	result in a tax-efficient separation of the Enterprise Apps Business from Inpixon’s other businesses;
●	provide capital to support the growth of the Enterprise Apps Business;
●	create two separate and distinct management teams focused on each business’s unique strategic priorities, target markets and corporate development opportunities;
●	give each business opportunity and flexibility by pursuing its own investment, capital allocation and growth strategies consistent with its long-term objectives;
●	allow investors to separately value each business based on the unique merits, performance and future prospects of each business, providing investors with two distinct investment opportunities;

●	enhance the ability of each business to attract and retain qualified management and to better align incentive-based compensation with the performance of each separate business; and
●	give each of CXApp and Inpixon its own equity currency for use in connection with acquisitions.

The Inpixon Board also considered potentially negative factors in evaluating the Business Combination, including the risks identified and discussed in the section entitled “— Risk Factors.” The Inpixon Board concluded that the potential benefits of the Separation, the Distribution and the Merger outweighed these factors.

The Inpixon Board also considered the following potentially negative factors in evaluating the Separation, the Distribution and the Merger:

●	the possibility that the Separation, the Distribution and the Merger may not be completed on the terms or timeline currently contemplated by the parties or at all, including for reasons outside of the control of Inpixon, CXApp or KINS;
●	potential risks relating to merging with a special purpose acquisition company and potential alternatives for effecting the Separation and the Distribution;
●	possible increased overall costs, as well as one-time transaction costs;
●	disruptions to the businesses as a result of the Separation, the Distribution and the Merger;
●	the risk that the completion of the Separation, the Distribution and the Merger, or the failure to complete the Separation, the Distribution and the Merger, could negatively affect Inpixon’s stock price and future business and financial results;
●	limitations placed on each of Inpixon and CXApp as result of the Tax Matters Agreement; and
●	the inability to realize the anticipated benefits of the Separation, the Distribution and the Merger.

The Inpixon Board concluded that the potential benefits of the Separation, the Distribution and the Merger outweighed these factors.

Opinion of Inpixon’s Financial Advisor

On September 23, 2022, Gemini Valuation Services (“GVS”) rendered its opinion to the Inpixon Board as to, as of September 23, 2022, the fairness, from a financial point of view, of the contribution made and consideration received by the holders of Inpixon Common Stock pursuant to the draft Merger Agreement dated September 23, 2022.

The summary of the opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex K and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered  by GVS in preparing its opinion.

The opinion was addressed to the Inpixon Board for the use and benefit of  the members of  the Inpixon Board (in their capacities as such) in connection with the Inpixon Board’s evaluation of the Merger Agreement. Neither the opinion nor the summary of  the opinion and related analyses set forth in this  proxy statement/prospectus is intended to and they do not constitute advice or a recommendation to any of the securityholders of Inpixon as to how such holder should vote or act with respect to any matter relating to the transaction or otherwise. GVS’s opinion should not be construed as creating any fiduciary duty on GVS’s part to Inpixon, any other party to the Merger Agreement, any security holder of Inpixon or such other party, any creditor of Inpixon or such other party, or any other person. GVS’s opinion was just one of the several factors the Inpixon Board took into account in making its determination to approve the Merger Agreement.

GVS’s opinion only addressed whether, as of the date of the opinion, the consideration received by the securityholders of Inpixon as part of the Merger Agreement, pursuant to the Merger Agreement was fair, from a financial point of view, to Inpixon securityholders. It did not address any other terms, aspects, or implications of the transaction or the Merger Agreement, including, without limitation, (i) any term or aspect of the transaction that was not susceptible to financial analysis, (iii) fairness to any security holders of Inpixon or any other person or any creditors or other constituencies of Inpixon or any other person, nor (iv)the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the transaction, or any class of such persons, relative to the consideration received by Inpixon securityholders pursuant to the Merger Agreement, or otherwise. GVS expressed no opinion as to (i) what the value of shares of KINS Common Stock actually would be when issued to the Inpixon securityholders in the Merger Agreement, (ii) the price at which shares of KINS Common Stock or any other security of KINS may be issued or sold in any private placement, the price at which shares of Inpixon Common Stock or any other security of Inpixon may be issued or sold in the Inpixon private placement, or (iii) the prices at which KINS Common Stock or Inpixon Common Stock may trade, be purchased or sold at any time.

GVS’s opinion did not address the relative merits of the transaction as compared to any alternative transaction or business strategy that might exist for Inpixon, or the merits of the underlying decision by the Inpixon Board or Inpixon to engage in or consummate the transaction. The financial and other terms of the transaction were determined pursuant to negotiations between the parties to the Merger Agreement and were not determined by or pursuant to any recommendation from GVS.

GVS’s analyses and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of the opinion. Accordingly, although subsequent developments could arise that would otherwise affect its opinion, GVS did not assume any obligation to update, review, or reaffirm its opinion to the Inpixon Board or any other person or otherwise to comment on or consider events occurring or coming to GVS’s attention after the date of its opinion.

In arriving at its opinion, GVS made such reviews, analyses, and inquiries as GVS deemed necessary and appropriate under the circumstances. Among other things, GVS:

●	Reviewed a draft copy, received by GVS on September 23, 2022, of the Merger Agreement.
●	Reviewed certain publicly available financial information and other data with respect to KINS that GVS deemed relevant.
●	Reviewed certain other information and data with respect to the Enterprise Apps Business made available to GVS by Inpixon, including historical financial statements for FY2020 and FY2021, financial projections for the period FY2022-23 and other internal financial information furnished to GVS.
●	Considered and compared the financial and operating performance of the Enterprise Apps Business with that of companies with publicly traded equity securities that GVS deemed relevant.
●	Considered the publicly available financial terms of certain transactions that GVS deemed relevant.
●	Discussed the business, operations, and prospects of the Enterprise Apps Business, and the proposed transaction with Inpixon’s management and certain of Inpixon’s representatives.
●	Conducted such other analyses and inquiries, and considered such other information and factors, as GVS deemed appropriate.

In arriving at its opinion, GVS, with the Inpixon Board’s consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to GVS or available from public sources, and GVS further relied upon the assurances of Inpixon’s and management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. GVS also relied upon, without independent verification, the assessments of the management of Inpixon as to the Enterprise Apps Business’s existing and future technology, products and services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, the development, testing and marketing of such technology, products and services; the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof; and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and GVS assumed, at the Inpixon Board’s direction, that there would be no developments with respect to any such matters that would adversely affect GVS’s analyses or opinion. GVS is not legal, tax, accounting, environmental or regulatory advisors, and GVS did not express any views or opinions as to any legal, tax, accounting, environmental or regulatory matters relating to Inpixon, the Enterprise Apps Business, the transaction or otherwise. GVS understood and assumed that Inpixon obtained or would obtain such advice as it deemed necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory and other professionals.

GVS did not evaluate the solvency or creditworthiness of Inpixon, the Enterprise Apps Business or any other party to the transaction, or whether Inpixon or any other party to the transaction is paying or receiving reasonably equivalent value in the transaction under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor did GVS evaluate, in any way, the ability of Inpixon or any other party to the transaction to pay its obligations when they come due. GVS did not physically inspect Inpixon’s or the Enterprise Apps Business’s properties or facilities and did not make or obtain any evaluations or appraisals of Inpixon’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). GVS did not attempt to confirm whether Inpixon had good title to their respective assets. GVS’s role in reviewing any information was limited solely to performing such reviews as it deemed necessary to support its own advice and analysis and was not on behalf of the Inpixon Board, Inpixon, or any other party.

GVS assumed, with the Inpixon Board’s consent, that the transaction would be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the transaction, no delay, limitation, restriction, or condition would be imposed that would have an adverse effect on Inpixon or the transaction. GVS also assumed, with the Inpixon Board’s consent, that the final executed form of the Merger Agreement would not differ in any material respect from the copy of such agreement that GVS reviewed and that the transaction would be consummated on the terms set forth in the Merger Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof material to GVS’s analyses or opinion. GVS also assumed that the representations and warranties of the parties to the Merger Agreement contained therein were true and correct and that each such party would perform all of the covenants and agreements to be performed by it under the Merger Agreement. GVS offered no opinion as to the contractual terms of the Merger Agreement or the likelihood that the conditions to the consummation of the Merger Agreement, set forth in the Merger Agreement, including, without limitation, any of the ancillary transactions, would be satisfied. GVS further assumed that for U.S. federal tax income purposes, the Merger Agreement would qualify as a plan  of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

In connection with preparing its opinion, GVS performed a variety of financial analyses. The following is a summary of the material financial analyses performed by GVS in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of an opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a consequence, neither GVS’s opinion nor the respective analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, GVS assessed as a whole the results of all analyses undertaken by it with respect to the opinion. While it took into account the results of each analysis in reaching its overall conclusions, GVS did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual  analysis or factor. Therefore, GVS believes that the analyses underlying the opinion must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors underlying the opinion collectively, could create a misleading or incomplete view of the analyses performed by GVS in preparing the opinion.

The implied multiple ranges and implied value reference ranges indicated by GVS’s analyses are not necessarily indicative of actual values nor predictive of future results, which may be significantly more or less favorable than those suggested by such analyses. Much of the information used in, and accordingly the results of, GVS’s analyses are inherently subject to substantial uncertainty.

The following summary of the material financial analyses performed by GVS in connection with the preparation of its opinion includes information presented in tabular format. The tables alone do not constitute a complete description of these analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses GVS performed.

For purposes of its analyses, GVS reviewed a number of financial metrics, including the following:

Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and minority interests less the amount of cash on its balance sheet).

Unless the context indicates otherwise, (1) share prices for the selected companies used in the selected companies analysis described below were as of August 21, 2022, (2) the relevant values for the selected transactions analysis described below were calculated on an enterprise value basis based on the consideration proposed to be paid in the selected transactions, (3) estimates of financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies.

Selected Companies Analysis

GVS considered certain financial data for selected companies with publicly traded equity securities GVS deemed relevant with regards to the Enterprise Apps Business. The financial data reviewed included equity and enterprise value of these companies. The selected companies with publicly traded equity securities from the business productivity/workflow management industry were:

Zoom Video Communications, Inc.

Zendesk, Inc.

monday.com Ltd.

Smartsheet Inc.

Asana, Inc.

Freshworks Inc.

Cvent Holding Corp.

Matterport, Inc.

Smartsheet Inc.

GVS looked at the above companies that are publicly listed and are deemed to be relevant based on their business profiles and financial metrics, including product portfolios, end-markets, customers, size, growth and profitability, among others. GVS believes that the groups of companies listed above have business models similar to those of the Enterprise Apps Business but noted that none of these companies has the same management, composition, size, operations, financial profile or combination of businesses as the Enterprise Apps Business.

	Share	Market	Enterprise	EV/Revenue
Company Name	Price ($)	Cap	Value	LTM	2022E	NTM
Zoom Video Communications, Inc.	99.50	29,689	24,064	5.7x	5.3x	5.1x
Zendesk, Inc.	76.55	9,451	9,179	6.0x	5.5x	5.0x
monday.com Ltd.	126.39	5,698	4,922	12.0x	9.8x	8.4x
Smartsheet Inc.	35.03	4,535	4,164	6.9x	5.4x	5.1x
Asana, Inc.	21.97	4,180	4,153	9.8x	7.8x	7.3x
Freshworks Inc.	14.39	4,120	2,977	6.8x	6.0x	5.4x
Cvent Holding Corp.	5.94	2,868	2,976	5.2x	4.8x	4.4x
Matterport, Inc.	4.87	1,382	909	8.1x	6.8x	5.8x
Smartsheet Inc.	35.03	4,535	4,164	6.9x	5.4x	5.1x
*	Source: Capital IQ (All data in $ millions except share price)

Based on the management discussion and internal analysis of various factors including technology, intellectual property, business products, historical and current business performance and current business plan, the Enterprise Apps Business’s enterprise value is estimated applying the lower ranges (first quartile) multiples for the comparable companies for 2020E and NTM period. Based on this, the enterprise value for the Enterprise Apps Business is estimated between $54.0 million and $63.9 million.

Selected Transactions Analysis

GVS considered certain financial data and the financial terms of the following business transactions GVS deemed relevant for the Enterprise Apps Business. The financial data reviewed included the enterprise value (calculated based on the consideration to be paid in the relevant transaction) and the selected transactions were:

			Implied
			Enterprise
Date	Target	Buyer	Value	EV/Revenue
4/18/2016	Cvent	Vista Equity Partners	1,562.6	7.4x
6/28/2021	QAD Inc.	Thoma Bravo	1,789.5	5.7x
3/8/2021	NetSapiens	Crexendo, Inc.	47.5	4.1x
4/11/2022	Datto	Kaseya Limited	6,028.4	9.4x
12/11/2018	IQMS	Dassault Systèmes SE	425.0	7.6x
1/31/2022	Citrix Systems, Inc.	TIBCO Software Inc.	13,598.1	5.2x
1/7/2021	Streamyard	Hopin	250.0	8.3x
2/4/2019	The Ultimate Software Group	Hellman & Friedman	10,984.4	9.5x
2/1/2019	SendGrid	Twilio	1,739.7	13.4x
12/4/2019	Instructure	Thoma Bravo	1,999.0	7.6x
10/1/2018	Social Tables	Cvent	100.0	6.7x
12/10/2020	BrightTALK	TechTarget	149.2	3.0x
1/20/2021	Second Street Media	Upland Software	30.4	3.2x
12/1/2020	Upserve	Lightspeed POS	430.3	10.8x
12/13/2020	Pluralsight	Vista Equity Partners	4,118.3	11.1x
11/11/2018	Apptio	Vista Equity Partners	1,809.7	8.3x
4/23/2018	Viewpoint	Trimble	1,200.0	7.7x
1/30/2018	Callidus Software	SAP America	2,568.3	9.6x
*	Source: Capital IQ (All data in $ millions)

GVS looked at the above transactions in the business productivity/workflow management industry that are deemed to be relevant based on their business profiles and financial metrics, including product portfolios, end-markets, customers, size, growth and profitability, among others. GVS believes that the groups of companies listed above have business models similar to those of  the Enterprise Apps Business but noted that none of these companies has the same management, composition, size, operations, financial profile or combination of businesses as the Enterprise Apps Business.

Based on the management discussion and internal analysis of various factors including technology, intellectual property, business products, historical and current business performance and current business plan, Enterprise Apps Business’s enterprise value is estimated utilizing the first quartile multiple from the above transaction to the latest twelve months and the next twelve months revenue. Based on this, the enterprise value for the Enterprise Apps Business is estimated between $52.9 million and $62.5 million.

Discounted Cash Flow Analysis

GVS also performed a discounted cash flow analysis to determine enterprise values for the Enterprise Apps Business. GVS calculated the present value of unlevered free cash flows for the Enterprise Apps Business for the forecasted period using discount rates ranging from 14.5% to 19.5%. GVS then calculated terminal enterprise values at the end of the forecasted period by applying an EV/Revenue multiple to the terminal year revenue estimate. The arrived terminal enterprise values were then discounted to calculate ranges of implied indications of present values using the above discount rates. GVS then added the ranges of the implied present values of the unlevered free cash flows for the projected periods to the ranges of implied present values of our terminal enterprise values to derive ranges of implied present enterprise value ranging between $61.7 million and $70.3 million for the Enterprise Apps Business.

Concluded Enterprise Value

Based on the above determined enterprise value ranges for the Enterprise Apps Business and averaging the low and high ranges under each valuation method, the arrived enterprise value for the Enterprise Apps Business was further adjusted for the cash contribution by the Enterprise Apps Business of $10 million to the transaction to estimate the enterprise value range between $66.2 million and $75.6 million.

Other Matters Relating to GVS’s Opinion

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, GVS did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, GVS made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

The GVS Opinion was one of the many factors taken into consideration by the Inpixon Board in making its determination to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Inpixon Board with respect to the contribution made/consideration received for the shares of CXApp Common Stock in the Merger Agreement or of whether the Inpixon Board would have been willing to agree to a different exchange ratio. The contribution made/ consideration received for the shares of CXApp in the Merger Agreement was determined through arm’s-length negotiations between Inpixon and KINS and was approved by the Inpixon Board. Neither GVS nor any of its affiliates recommended any specific exchange ratio to Inpixon or the Inpixon Board or that any specific exchange ratio constituted the only appropriate exchange ratio for the Merger Agreement.

As part of its financial advisory business, GVS regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and other purposes. GVS is a recognized advisory firm that has substantial experience in providing financial advice in connection with proposed mergers, acquisitions, sales of companies, businesses and other assets and other transactions.

Satisfaction of the 80% Test

It is a requirement under KINS’ Existing Charter that KINS’ initial business combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the value of the Trust Account (excluding any taxes payable on the income earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination. In addition, the rules of the Nasdaq require that our initial business combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the value of the trust account (excluding any taxes payable on the income earned on the trust account) at the time of  our signing  a definitive agreement in connection with our initial business combination. After consideration of the factors identified and discussed in the section of the proxy statement/prospectus captioned “ — The KINS Board’s Reasons for Approval of the Merger,” including the financial analysis of CXApp conducted by KINS and its advisors generally used to approve the transaction, the KINS Board determined that CXApp had a fair market value of at least 80% of the net assets held in the Trust Account (excluding the amount of any taxes payable on the income earned on the Trust Account) at the time of execution of the Merger.

Certain Projected Financial Information of the Enterprise Apps Business

Prior to the approval by the KINS Board of the Business Combination and the execution of  the Merger Agreement and related agreements, Inpixon provided KINS with historical carveout financial information of the Enterprise Apps Business for the year ended December 31, 2021, the six months ended June 30, 2022 and internally prepared forecasts of the Enterprise Apps Business for the years ended December 31, 2022 and December 31, 2023. Inpixon and CXApp do not as a matter of course make public forecasts as to future results. The management of Inpixon prepared the prospective financial and operating information set forth below to provide to KINS. The accompanying prospective financial and operating information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or GAAP with respect to forward-looking financial information.

Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available and Inpixon’s management believes that it is not feasible to provide accurate forecasted non-GAAP reconciliations. In the view of  Inpixon’s management, this financial and operating information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future performance of CXApp at the time. This information should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective information.

The inclusion of projections in this proxy statement/prospectus should not be regarded as an indication that Inpixon, its board of directors, KINS, the Board, or their respective affiliates, advisors or other representatives considered, or now considers, such projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination. The projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or shareholders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results. None of Inpixon, CXApp or KINS will refer back to the projections in their future periodic reports filed under the Exchange Act.

The projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Enterprise Apps Business, all of which are difficult to predict and subject to change and many of which are beyond Inpixon, CXApp and KINS control. The projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Inpixon’s or CXApp’s control. See “Risk Factors,” “New CXApp Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.” As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are subject to multiple interpretations and periodic revisions based on actual experience and business developments. We encourage you to review the financial statements of Design Reactor and subsidiaries included in this proxy statement/prospectus as well as the section entitled “Selected Historical Financial Information of the Enterprise Apps Business,” “Unaudited Pro Forma Condensed Combined Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Design Reactor, Inc. and Subsidiaries” in this proxy statement/prospectus.

Neither KINS, Inpixon’s or CXApp’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Nonetheless, a summary of the projections is provided in this proxy statement/ prospectus because they were made available to the KINS Board in connection with their review of the proposed transaction.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS, A SUMMARY OF THE PROJECTIONS FOR THE ENTERPRISE APPS BUSINESS, NEITHER KINS, INPIXON NOR CXAPP UNDERTAKES ANY OBLIGATIONS, AND EACH EXPRESSLY  DISCLAIMS  ANY  RESPONSIBILITY  TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS.

The key elements of the projections provided to and relied upon by KINS and the Board for purposes of its financial analyses and approval, included (a) historical actual recognized revenue for the twelve months ended December 31, 2022 of $6.3 million which represented an 181% increase in revenue over the same period of the prior year; (b) projected revenues for each the twelve month periods ended December 31, 2022 and December 31, 2023 assuming a growth rate in the range of 50-58% as compared to the same periods for the prior year as applicable; (c) gross margins of 74% for the twelve month period ended December 31, 2022; (d) and projected gross margins between 74% and 79% for each the twelve month periods ended December 31, 2022 and December 31, 2023. KINS and the Board also evaluated actual Adjusted EBITDA based on operating expenses and net operating losses reported on the CXApp carveout financial statements as of December 31, 2022 and projected Adjusted EBITDA based on historical trends after taking into account adjustments resulting from recent initiatives implemented by the CXApp to reduce headcount and overall operating expenses.

Revenue

CXApp revenue projections and projected growth rates take into account licensing and professional services revenue on a consolidated basis from four revenue streams that make up the Enterprise Apps Business, including the CXApp workplace experience and employee app platform, the CXApp event management platform, the CXApp executive briefing platform, and indoor mapping platform. These products incorporate indoor analytics, on-device positioning and augmented reality technologies that are part of the Enterprise Apps Business.

CXApp’s projections for the Enterprise Apps Business reflects increasing revenues and were determined based on a variety of data points primarily based on historical trends and results and after making certain assumptions. The data points and assumptions that were used in developing the projection model included:

(a)	an average deal size for both new deals and add on deals with existing customers calculated based on the actual average deal size for all Enterprise Apps Business deals from January 1, 2022 through July 2022, which the management team believes is the period that would be most representative of future results;
(b)	a projected potential deal count representing the average number of projected potential deals based on (i) the historical number of potential deals actually managed by each sales account representative on a monthly basis for the period from January 1, 2022 through July 31, 2022 and (2) the number of sales account executives on staff or projected to be on staff during the relevant projected period and an anticipated three month ramp up period before new account executives could carry the expected number of average potential deals;
(c)	a projected average close rate for all deals including new primary deals and add on deals for existing customers which applied a 5% discount to the average historical close rate realized across all Enterprise Apps deals during the period from January 1, 2022 through June 30, 2022;
(d)	full recognition of professional service revenue associated with any new deal within ninety (90) days of a new booking and licensing revenue recognition beginning on month four following a new booking; and
(e)	an average five percent (5%) churn rate for licensing revenue.

Because the Enterprise Apps Business forecast is primarily based on historical results, CXApp management believes that they are appropriate and the assumptions underlying the projections are reasonable. The forecast assumes that the Enterprise Apps Business will continue to see results that are generally consistent with historical results. They do not take into account the opportunity for additional revenue streams that may be realized from pricing changes, new features or other innovation in product development including but not limited to expanded analytics and augmented reality capabilities or expansion into new market segments. They also do not take into account any potential additional revenue that may be realized from acquisition growth opportunities.

The investment in these additional growth levers, including continued product development, the build out of sales, marketing, and other teams, as well as potential acquisition growth will not be possible without additional investment capital. CXApp believes that the funds provided by the Business Combination and the experience of the Board will provide it with additional resources and specialized expertise for scaling its growth and operations in order to drive even more revenue growth in the future.

Adjusted EBITDA

CXApp Adjusted EBITDA projections are in line with historical operating trends after taking into account adjustments resulting from recent initiatives taken to reduce operating costs and expenses including, but not limited to a reduction in headcount and an allocation of historical costs and expenses as represented in the historical carveout financial statements. CXApp management believes the Adjusted EBITDA projections are appropriate given that they are in line with historical trends as adjusted for recent cost  saving initiatives. Please also see the section “CXApp Management’s Discussion and Analysis of Financial Condition and Results of Operation — Non-GAAP Financial Information” for more information on Adjusted EBITDA, including a definition of Adjusted EBITDA.

Comparable Company Considerations

In considering the valuation of CXApp, the KINS Board reviewed (i) a benchmarking analysis based on historical and prospective financial results of CXApp versus existing publicly traded companies in the (a) workplace/workspace management; (b) digital events (c) indoor mapping or (d) remote office/virtual workforce collaboration and (ii) a valuation analysis based on market capitalization, a discounted future enterprise value methodology, and implied valuation multiples of selected publicly traded company peer set. None of the selected companies has characteristics identical to CXApp, except for Inpixon.

The key selection criteria used to determine the comparable companies included, among others, the following factors: (i) the products or services offered, (ii) business model similarity in revenue recurrence (Software-as-a-Service or SaaS), (iii) revenue growth profile, and (iv) gross margin. Companies were selected because they demonstrate (a) similar product or service offerings as CXApp, and (b) leading technology applied in their respective product or service offerings.

The benchmarking analysis considered by the KINS Board was broken down into four distinct groups of public companies which can be summarized as follows:

●	Workplace/Workspace Management: These selected companies, which include, but are not limited to, Atlassian Corporation and Asana, Inc., principally offer software solutions that focus on workflow management, facilitating and orchestrating work from daily tasks to cross-functional strategic initiatives and collaboration. They typically service customers in industries, such as technology, retail, education, non-profit, government, healthcare, media, and financial services.
●	Remote office/Virtual Workforce and Collaboration: These selected companies, which include, but are not limited to, companies such as Zoom Video Communications, Inc. and TeamViewer AGP, principally offer software based remote communications platforms and solutions. They typically service customers in industries, such as technology, retail, education, non-profit, government, healthcare, media, and financial services.
●	Indoor Mapping: These selected companies, which include but are not limited to Matterport, Inc., focus on the digitalization and mapping of built worlds.
●	Digital Event Solutions: These selected companies, which include but are not limited to Cvent Holding Corp. which offers cloud based enterprise platforms for in person and/or hybrid events.

Although none of the above selected publicly traded companies are directly comparable to the CXApp (except Inpixon), KINS reviewed these companies and considered them the CXApp’s peer set because, among other things, these companies have one or more similar operating and financial characteristics as the CXApp. In determining its valuation range based on the peer set, KINS relied on a wide range of quantitative and qualitative factors of peer sets of enterprise software-as-a-service companies. The KINS Board also considered publicly available consensus research, analysts’ estimates and other information publicly available.

KINS management found that the CXApp’s equity value of approximately $69 million implied a pro forma enterprise value of 6.9x estimated 2022 revenue, an attractive valuation relative to the peer set especially in light of the CXApp’s strong growth and projected margin profile. Using a range of enterprise value/revenue and enterprise value/EBITDA multiples of the CXApp’s primary and secondary public company peer sets, KINS management calculated the implied enterprise value of CXApp to be in line with the $69 million pro forma enterprise value called for in the transaction with the CXApp.

Opinion of KNAV P.A.

On July 26, 2022, KINS retained KNAV to provide to the KINS Board a fairness opinion in connection with the Business Combination. On September 23, 2022, KNAV delivered its opinion, dated September 23, 2022 (the “Opinion”), to the members of the KINS Board (solely in their capacity as members of the KINS Board) that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Opinion, the Merger Consideration to be issued by KINS in the Business Combination is fair, from a financial point of view, to KINS.

In selecting KNAV, the KINS Board considered, among other things, the fact that KNAV is regularly engaged in the valuation of businesses and their securities and the provision of fairness opinions in connection with various transactions.

The Opinion was approved by KNAV’s fairness opinion and valuation committee. The Opinion was provided for the information of, and directed to, the KINS Board for its information and assistance in connection with the Business Combination.

The full text of the Opinion is attached to this proxy statement/prospectus as Annex J and is incorporated into this document by reference. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. KINS’ stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, matters considered, limitations of the review undertaken by KNAV in connection with the Opinion, as well as other qualifications contained in the Opinion.

The Opinion was subject to the assumptions, limitations, qualifications, and other conditions summarized below and is based on economic, business, capital markets and other conditions, and the information made available to KNAV, as of the date of the Opinion. As KINS is aware, the global capital markets have been experiencing and remain subject to significant volatility, and KNAV expressed no view or opinion as to any potential effects of such volatility on KINS, CXApp, or the proposed Business Combination. KNAV assumes no responsibility for updating or revising the Opinion based on facts, circumstances, or events occurring after the date of the Opinion.

KNAV’s procedures, investigations and financial analyses with respect to the preparation of the Opinion included, but were not limited to, the items summarized below:

●	reviewed a draft of the Merger Agreement dated September 23, 2022;
●	reviewed certain publicly available business and financial information relating to Inpixon, CXApp, and KINS;
●	reviewed certain non-public business and financial information regarding CXApp’s business and future prospects (including certain financial projections for CXApp for the years ending December 31, 2022, through December 31, 2023, (the “Financial Projections”) and certain other estimates and other forward-looking information, that was prepared by representatives of Inpixon’s management (“Inpixon’s senior management”) and reviewed by, discussed with, and approved for KNAV’s use by representatives of KINS’ management (“KINS’ senior management” (collectively, the “Internal Information”);
●	reviewed certain estimates of the amount and timing of revenue enhancements and cost savings, inclusive of the costs and timing to implement such revenue enhancements and cost savings anticipated by the senior management of KINS to result from the proposed Business Combination;
●	discussed the past, current, and prospective future business, operations, and financial condition of CXApp with members of senior management of Inpixon and KINS;
●	discussed with the senior management of KINS its assessments as to CXApp’s existing and future relationships, agreements and arrangements with, and KINS’ ability to retain, key customers and employees of CXApp;
●	reviewed the Letter of Intent (the “LOI”), dated July 7, 2022, among KINS and Inpixon, describing the terms of the proposed Business Combination;
●	discussed with KINS’ senior management their strategic and financial rationale for the proposed Business Combination;
●	discussed with the senior management of KINS the relative financial contributions of Inpixon and KINS, as a part of the proposed Business Combination, to the expected future financial performance of CXApp;
●	compared the financial performance of CXApp and the proposed Business Combination multiples implied by the Merger Consideration with corresponding data for certain publicly traded companies that KNAV deemed relevant in evaluating CXApp; and
●	performed discounted cash flow analyses based on the Financial Projections; and
●	conducted such other studies, analyses, inquiries, and investigations as KNAV deemed appropriate.

With respect to the information used by KNAV in arriving at the Opinion:

●	KNAV relied upon and assumed the accuracy, completeness, and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with KINS and Inpixon (including, without limitation, the Internal Information) and obtained from public sources, data suppliers, and other third parties.
●	KNAV (i) did not assume any responsibility, obligation, or liability for the accuracy, completeness, reasonableness, achievability, or independent verification of, and KNAV did not independently verified, any such information (including, without limitation, the Internal Information), (ii) expressed no view or opinion regarding the reasonableness or achievability of the Financial Projections, any other estimates or any other forward-looking information provided by KINS or Inpixon, or the assumptions upon which any of the foregoing are based, and (iii) relied upon the assurances of KINS’ senior management that they are unaware of any facts or circumstances that would make the Internal Information incomplete, inaccurate or misleading.

●	Specifically, with respect to the Financial Projections utilized in KNAV’s analyses, (a) KNAV was advised by KINS’ senior management, and KNAV assumed, that the Financial Projections have been reasonably prepared reflecting the best currently available estimates and judgments of Inpixon’s senior management as to the expected future performance of CXApp; (b) KNAV was advised by KINS’ senior management, and KNAV assumed, that the Financial Projections represent a reasonable basis upon which to evaluate the business and financial prospects of CXApp; and (c) KNAV assumed that the Financial Projections had been reviewed by the KINS Board with the understanding that such information would be used and relied upon by KNAV in connection with rendering its Opinion; and
●	Specifically, with respect to any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained by KNAV from public sources, data suppliers, and other third parties, KNAV assumed that such information was reasonable and reliable.
●	In addition, KNAV relied upon (without independent verification and without expressing any view, opinion, representation, guaranty, or warranty (in each case, express or implied)) the assessments, judgments and estimates of KINS’ senior management and Inpixon’s senior management as to, among other things: (i) the potential impact on CXApp of market, competitive, and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the digital workspace and related sectors; (ii) CXApp’s existing and future suite of products and services, technology and intellectual property and the associated risks thereto (including, without limitation, the length of the sales cycle, performance of customer contracts, retention of skilled personnel, internal system or delivery service, compliance with relevant regulatory requirements, prospective project profitability and the potential effect of competition on the operations); and (iii) KINS’ and CXApp’s existing and future relationships, agreements with and the ability to attract, retain, and/or replace key employees, suppliers, and other commercial relationships (in each such case to the extent relevant to CXApp, the proposed Business Combination and its contemplated benefits). KNAV assumed that there will not be any developments with respect to any of the foregoing matters that would have a material adverse effect on KINS, CXApp, or the proposed Business Combination (including the contemplated benefits thereof) or that otherwise would materially affect KNAV’s analyses or Opinion.

To the extent that any of  the foregoing assumptions or any of  the facts on which the Opinion was based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon. Furthermore, in KNAV’s analysis and in connection with the preparation of the Opinion, KNAV made certain assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the proposed Business Combination.

KNAV did not evaluate KINS’ and CXApp’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent, derivative, off-balance sheet, or otherwise). KNAV was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the proposed Business Combination, the assets, businesses or operations of CXApp, or any alternatives to the proposed Business Combination; (ii) negotiate the terms of the proposed Business Combination, or (iii) advise the KINS Board or any other party with respect to alternatives to the proposed Business Combination.

KNAV did not express any opinion as to the market price or value of KINS’ Common Stock (or anything else) after the announcement or the consummation of the proposed Business Combination. The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of KINS’ or CXApp’s credit worthiness, as legal, tax, or accounting advice. KNAV has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal, tax, or regulatory matter.

In rendering the Opinion, KNAV did not express any opinion with respect to the amount or nature of any compensation to any of KINS’ officers, directors, or employees, or any class of such persons, relative to the Merger Consideration to be paid by KINS in the proposed Business Combination, or with respect to   the fairness of any such compensation. KNAV also did not express any opinion with respect to the fairness of the consideration paid by KINS Capital LLC in connection with the shares of the Company’s common stock granted to such sponsor.

The Opinion was furnished solely for the use and benefit of the KINS Board in connection with its consideration of the proposed Business Combination from a financial point of  view and was not intended to, and does not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, by any other person or entity or for any other purpose, without KNAV’s express written consent.

The Opinion (i) does not address the merits of the underlying business decision to enter into the proposed Business Combination versus any alternative strategy or transaction; (ii) does not address any other transaction related to the proposed Business Combination; (iii) is not a recommendation as to how   the KINS Board or any stockholder should vote or act with respect to any matters relating to the proposed Business Combination, including whether or not to redeem its shares as part of the proposed Business Combination, or whether to proceed with the proposed Business Combination or any related transaction, and (iv) does not indicate that the Merger Consideration paid is the best that could be attained under any circumstances; instead, it merely states whether the Merger Consideration in the proposed Business Combination is within a range of fairness suggested by certain financial analyses. The decision as to whether to proceed with the proposed Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion was based. The Opinion should not be construed as creating any fiduciary duty on the part of KNAV to any party.

Fees and Expenses

As compensation for KNAV’s services in connection with the rendering of the Opinion to the KINS Board, KINS agreed to pay KNAV a fee of $123,600. A portion of the fee was payable upon delivery of the Opinion and a portion is payable within 60 days of the delivery of the final signed Opinion letter.

KINS has also agreed to indemnify KNAV for certain liabilities arising out of its engagement.

The terms of the fee arrangements with KNAV, which KINS believes are customary in transactions of this nature, were negotiated at arm’s length, and the KINS Board is aware of these fee arrangements.

Disclosure of Prior Relationships

During the two years preceding the date of the Opinion, KNAV has not had any material relationship with any party to the Business Combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Expected Accounting Treatment of the Merger

The Business Combination is anticipated to be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, KINS is treated as the “acquired” company for financial reporting purposes. CXApp has been determined to be the accounting acquirer because CXApp, as a group, will retain a majority of the outstanding shares of New CXApp as of the closing of the Business Combination, CXApp’s management will comprise the majority of New CXApp, CXApp represents a significant majority of the assets of New CXApp, and CXApp’s business will comprise the ongoing operations of New CXApp.

Interests of KINS’ Directors and Officers in the Merger

In considering the recommendation of the KINS Board to vote in favor of approval of the Business Combination Proposal and the other Transaction Proposals, the KINS Stockholders should keep in mind that certain members of the KINS Board and executive officers of KINS and the Sponsor, have interests in such proposals that are different from, or in addition to, those of the KINS Stockholders generally. In particular:

●	Unless extended by KINS Stockholders, if the Merger or another business combination is not consummated by the Liquidation Date, KINS will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding KINS Public Shares for cash and, subject to the approval of its remaining stockholders and the KINS Board, dissolving and liquidating. In such event, the 6,900,000 KINS Founder Shares, including the 6,150,000 KINS Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the KINS Initial Public Offering, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to the KINS Founder Shares. The KINS Founder Shares had an aggregate market value of $ based upon the closing price of $ per share on Nasdaq on, 2022, the KINS Record Date, of the KINS Class A Common Stock.
●	The Sponsor and the BlackRock Investors purchased an aggregate of 10,280,000 KINS Private Placement Warrants from KINS for an aggregate purchase price of $10,280,000 (or $1.00 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the KINS Initial Public Offering. A portion of the proceeds KINS received from these purchases were placed in the Trust Account. Such KINS Private Placement Warrants had an aggregate market value of $ based upon the closing price of $ per warrant on Nasdaq on, 2022, the KINS Record Date. The KINS Private Placement Warrants will become worthless if KINS does not consummate a business combination by Liquidation Date. See “— Related Agreements — Summary of the Ancillary Agreements — Sponsor Support Agreement” for more information.
●	Pursuant to an indemnification agreement, the Sponsor has agreed to indemnify KINS to ensure that the proceeds in the Trust Account are not reduced below $10.10 per KINS Public Share, or such lesser per KINS Public Share amount as is in the Trust Account on the Liquidation Date, or such earlier date of liquidation of KINS, if and to the extent any claims by a vendor for services rendered or products sold to KINS, or a prospective target business with which KINS has discussed entering into a definitive agreement, reduce the amount of funds in the Trust Account, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.
●	KINS’ officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on KINS’ behalf, such as identifying and investigating possible business targets and business combinations. However, if KINS fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, KINS may not be able to reimburse these expenses if the merger or another business combination are not completed by the Liquidation Date.
●	The Sponsor entered into the Sponsor Support Agreement whereby the Sponsor agreed to, among other things, vote to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Sponsor Support Agreement. See “— Related Agreements — Summary of the Ancillary Agreements — Sponsor Support Agreement” for more information.
●	Certain of KINS’ existing directors and officers, including Khurram P. Sheikh, Camillo Martino and Di-Ann Eisnor will continue to serve in various capacities on the board of directors or management of New CXApp after the Merger. See “— Management of New CXApp After the Merger” for more information.
●	KINS’ existing directors and officers will be eligible for continued indemnification and continued coverage under KINS’ directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.

The Sponsor has agreed to vote in favor of the Merger, regardless of how KINS Public Stockholders vote. Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor has agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor currently owns 78.46% of the issued and outstanding KINS Common Stock and is expected to receive an additional 525,000 shares from the BlackRock Investors pursuant to the subscription agreements among KINS, Sponsor and the BlackRock Investors entered into in connection with the KINS initial  public offering. See “— Related Agreements — Summary of the Ancillary Agreements — Sponsor Support Agreement” for more information.

Subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, CXAPP or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors (including those who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares), (ii) enter into transactions with such investors and others to provide them with incentives not redeem their public shares, or (iii) execute agreements to purchase such public shares from such investors or enter into non-redemption agreements in the future. In the event that the Sponsor, CXApp or our or    their respective directors, officers, advisors or respective affiliates purchase public shares in situations in which the tender offer rules restrictions on purchases would apply, they (a) would purchase the public shares at a price no higher than the price offered through the KINS redemption process (i.e., approximately $10.16 per share based on trust account figures as of June 30, 2022); (b) would represent in writing that such public shares will not be voted in favor of approving the Business Combination; and (c) would waive in writing any redemption rights with respect to the public shares so purchased.

To the extent any such purchases are made by the Sponsor, CXApp or our or their respective directors, officers, advisors or respective affiliates in situations in which the tender offer rules and restrictions on purchases apply, KINS will disclose in a Current Report on Form 8-K prior to the KINS stockholder meeting the following: (i) the number of KINS Public Shares purchased outside of the redemption offer, along with the purchase price(s) for such public shares; (ii) the purpose of any such purchases; (iii) the impact, if any, of the purchases on the likelihood that the Business Combination Proposal will be approved; (iv) the identities of the KINS securityholders who sold to the Sponsor, CXApp or our or their respective directors, officers, advisors or respective affiliates (if not purchased on the open market) or the nature of the securityholders (e.g., 5% securityholders) who sold such public shares; and (v) the number of ordinary shares for which KINS has received redemption requests pursuant to its redemption offer.

The purpose of such share purchases and other transactions would be to increase the likelihood of (x) satisfaction of the Minimum Cash Condition, (y) otherwise limiting the number of  public shares electing to redeem and (z) KINS’ net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001. A purchase of warrants by the Sponsor, CXApp or our or their respective directors, officers, advisors or respective affiliates may have the effect of increasing share ownership of New CXApp on a fully diluted basis.

Additionally, KINS has entered into registration rights agreement with the holders of the founder shares and KINS Private Placement Warrants. These holders have certain “piggy-back” registration rights to include their securities in other registration statements filed subsequent to our completion of the Merger and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. KINS will bear the expenses incurred in connection with the filing of any such registration statements.

KINS has also entered into a certain subscription rights agreement with the holder of the founder shares and KINS Private Placement Warrants, including the BlackRock Investors, which provides that such holders will automatically surrender to KINS and have KINS issue an equivalent number of new shares to the Sponsor for no consideration, and have no further right, title or interest in, a pro rata number of its founder shares, provided that the holder shall not be obligated to surrender to KINS any founder shares to the extent that the remaining number of founder shares held by the holder would be less than 30% of the founders shares held by the holder immediately prior to the determination date (which is on the date of the vote by the KINS Stockholders to approve the Merger or the business day immediately prior to the closing of the Merger.

The existence of financial and personal interests of one or more of KINS’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KINS and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Transaction Proposals. In addition, KINS’ officers have interests in the Merger that may conflict with your interests as a KINS Stockholder.

The KINS Board, including KINS’ independent directors, with their outside counsel, reviewed and considered these interests during the negotiation of the Merger Agreement and in evaluating and approving, as members of the KINS Board, the Merger Agreement and the transactions contemplated thereby, including the Merger.

For additional information regarding pre-existing relationships between certain of the parties to the Merger Agreement and certain of their affiliates, see “Risk Factors — Risks Relating to the Merger and KINS — Since the Sponsor and KINS’ directors and executive officers have interests that are different, or in addition to the interests of KINS Stockholders, a conflict of interest may have existed in determining whether the Merger with CXApp is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.”

Interests of CXApp’s Directors and Executive Officers in the Merger

Mr. Ali is also a controlling member of 3AM. 3AM is a member of CVH, which owns certain interests in the Sponsor, and which may, in certain circumstances, be entitled to manage the affairs of CVH. Mr. Ali’s relationship may create, or appear to create, conflicts of interest between Mr. Ali’s obligations to New CXApp and its stockholders and his economic interests and possible fiduciary obligations in CVH through 3AM. For example, Mr. Ali may be in a position to influence or manage the affairs of CVH in a manner  that may be viewed as contrary to the best interests of either New CXApp or CVH and their respective stakeholders.

Inpixon is a member of CVH and its contribution to CVH was used by CVH to fund the Sponsor’s purchase of securities in KINS.

In addition, Leon Papkoff, Inpixon’s Executive Vice President of Experience Apps since April 2021, is expected to serve as New CXApp’s Chief Product Officer after the Merger.

Vote Required for Approval

The Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Merger) will be approved and adopted only if at least a majority of the votes cast by the KINS Stockholders present in person or represented by proxy at the KINS Special  Meeting and entitled to vote thereon, assuming a quorum is present, vote “FOR” the Business Combination Proposal.

Failure to submit a proxy or to vote virtually at the KINS Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Business Combination Proposal.

The Merger is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. Each of the Advisory Amendment Proposals and the Adjournment Proposal is not conditioned upon the approval of any other proposal.

If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the KINS Stockholders for a vote.

The Sponsor, solely in its capacity as a KINS Stockholder, has agreed to vote the KINS Founder Shares and any other shares of KINS Common Stock owned by it in favor of the Business Combination Proposal. Accordingly, it is expected that the shares of KINS Common Stock held by Sponsor will be sufficient to establish quorum and to pass the Business Combination Proposal. See “Proposal No. 1 — The Business Combination Proposal — Related Agreements” for more information.

Recommendation of the KINS Board

THE KINS BOARD UNANIMOUSLY RECOMMENDS THAT THE KINS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE CHARTER AMENDMENT PROPOSAL

Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, and “the Company” are intended to mean KINS. If the Business Combination is to be consummated, KINS will replace the Existing Charter with the Proposed Charter in the form attached to this proxy statement/ prospectus as Annex C, which, in the judgment of the KINS Board, is necessary to adequately address the needs of the Combined Company following the Closing.

The following table sets forth a summary of the principal proposed changes and the differences between the Existing Charter and the Proposed Charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

	Existing Charter	Proposed Charter
Number of Authorized Shares

The Existing Charter authorized 220,000,000 shares, consisting of (a) 220,000,000 shares of Common Stock, including (i) 200,000,000 shares of KINS Class A Common Stock, and (ii) 20,000,000 shares of KINS Class B Common Stock, and (b) 2,000,000 shares of undesignated preferred stock.

The Proposed Charter changes the total number of authorized shares of all classes of capital stock to shares, consisting of (i) 200,000,000 shares of Class A Common Stock, (ii) 10,000,000 shares of Class C Common Stock, and (iii) 2,000,000 shares of undesignated preferred stock, each having a par value of $0.0001.

Upon consummation of the Business Combination, we expect there will be approximately 7,589,999 shares of Class A Common Stock outstanding and 6,210,000 shares of Class C Common Stock outstanding, assuming no redemptions and no Sponsor Recapitalization. Following consummation of the Business Combination, the Combined Company is not expected to have any preferred stock outstanding.

Name	KINS Technology Group Inc.	CXApp Inc.

Purpose

The Existing Charter provides that the purpose of KINS is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon KINS by law and those incidental thereto, KINS shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of KINS, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving KINS and one or more businesses.

The Proposed Charter provides that the purpose of the Combined Company is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

	Existing Charter	Proposed Charter

Voting

The Existing Charter provides that the holders of the KINS Class A Common Stock and the KINS Class B Common Stock exclusively possess all voting power with respect to KINS. The holders of shares of KINS common stock shall be entitled to one vote for each such share on each matter properly submitted to KINS stockholders on which the holders of KINS common stock are entitled to vote.

The Proposed Charter provides that the holders of the Class A Common Stock and the Class C Common Stock exclusively possess all voting power with respect to the Combined Company. The holders of shares of the Combined Company common stock shall be entitled to one vote for each such share on each matter properly submitted to the Combined Company stockholders on which the holders of the Combined Company common stock are entitled to vote.

Duration of Existence

The Existing Charter provides that if KINS fails to complete an initial business combination by December 16, 2022 (subject to the requirements of law), it will be required to dissolve and liquidate its trust account by returning the then-remaining funds in such account to the Public Stockholders.

The Proposed Charter deletes the liquidation provision in the Existing Charter and retains the default of perpetual existence under the DGCL.

Provisions Specific to a Blank Check Company	Under the Existing Charter, Article IX sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.

The Proposed Charter deletes the provisions previously included as Article IX in the Existing Charter in their entirety because, upon consummation of the Business Combination, KINS will cease to be a blank check company. In addition, the provisions requiring that the proceeds from the KINS Initial Public Offering be held in a trust account until a business combination or liquidation of KINS and the terms governing KINS’ consummation of a proposed business combination will not be applicable following consummation of the Business Combination and thus will be deleted.

Amendment to Certificate of Incorporation	The Existing Charter requires a separate or specific vote for:	The Proposed Charter requires a separate or specific vote for:

● Amendments that relate solely to the terms of one or more outstanding series of preferred stock, or another series of common stock, if the holders thereof are entitled to a separate vote;
●
Amendments that relate solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon;

	Existing Charter	Proposed Charter

●
Amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the KINS Class B Common Stock, which require a separate class vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding;

●
Amendments that would create any separate class of stock with voting rights different from that of the Class A Common Stock, shall require the affirmative vote of holders of a majority of Class A Common Stock (voting separately as a single class);

●
Amendments to the provisions of the current certificate of incorporation related to the requirements for KINS’ initial business combination, redemption rights, distributions from the trust account, certain share issuances, transactions with affiliates, minimum value of target, which prior to the consummation of KINS’ initial business combination require the affirmative vote of holders of at least sixty-five percent (65%) of all then outstanding shares of the KINS Common Stock; and

●
Amendments to the provisions of the Proposed Charter related to preferred stock; the management of the business and for the conduct of the affairs of the Combined Company; special meetings; liabilities of directors of the Combined Company; restrictions on any business combination with any interested stockholder; indemnification of directors and officers of the Combined Company; and forum require the affirmative vote of the holders of at least sixty six and two-thirds percent (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Combined Company entitled to vote thereon, voting together as a single class; and

●
Amendments to the provisions of the Existing Charter related to the limitation of director liabilities shall not adversely affect any right or protection of a director of KINS in respect of any act or omission occurring prior to the time of such amendment.

●
Amendments to the provisions of the Existing Charter related to the limitation of director liabilities shall not adversely affect any right or protection of a director of KINS in respect of any act or omission occurring prior to the time of such amendment.

Composition of the Board of Directors

Under the Existing Charter, Article V sets out the composition of the Board of Directors, dividing the board into three (3) classes, as nearly equal in number as possible, Class I, Class II and Class III.

The Proposed Charter provides for the continuation of a classified board divided into Classes I, II and III, as nearly equal in number as possible, with staggered terms of office. If one or more series of preferred stock are granted the right to elect one or more directors, those directors will be excluded from the allocation of directors into three classes unless otherwise expressly provided in the applicable preferred stock designation.

	Existing Charter	Proposed Charter

Choice of Forum

The Existing Charter provides that unless KINS consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any KINS stockholder to bring (i) any derivative action or proceeding brought on behalf of KINS; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of KINS to KINS or KINS stockholders; (iii) any action asserting a claim against KINS, its directors, officers or employees arising pursuant to any provision of the DGCL or the Existing Charter or the KINS bylaws; or (iv) any action asserting a claim against KINS, its directors, officers or employees governed by the internal affairs doctrine. The exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and unless KINS consents in writing to the selection of an alternative forum.

Unless the Combined Company consents in writing to the selection of an alternative forum, the Proposed Charter generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of the Combined Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Combined Company to the Combined Company or the Combined Company’ stockholders; (iii) any action asserting a claim against the Combined Company, its directors, officers, or employees arising pursuant to any provision of the DGCL or the Proposed Charter or the Proposed Bylaws; and (iv) any action asserting a claim against the Combined Company, its directors, officers, or employees governed by the internal affairs doctrine, subject to certain exceptions, unless the Combined Company consents in writing to an alternative forum. The federal district courts of the United States of America will be, to the fullest extent permitted by applicable law, the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

For a more detailed summary of the material differences between the Existing Charter and the Proposed Charter, and the reasons the KINS Board believes such changes are necessary, please see each of the respective Advisory Amendment Proposals set forth in Proposal No. 3. The summary is qualified in its entirety by reference to the full text of the Proposed Charter.

Reasons for the Amendments to KINS’ Charter

In the judgment of the KINS Board, the Proposed Charter is necessary to address the needs of the Combined Company following the Closing. In particular:

●	The additional changes to the Existing Charter, including the name change from “KINS Technology Group Inc.” to “CXApp Inc.,” the change in purpose, the change in duration of existence, and the deletion of provisions specific to a blank check company, are necessary to adequately address the needs of the Combined Company following the Closing. The elimination of certain provisions related to KINS’ status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve KINS and allow the Combined Company to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and the KINS Board believe it is the most appropriate period following the Business Combination. In addition, certain other provisions in the Existing Charter require that proceeds from KINS’ initial public offering be held in the Trust Account until a business combination or liquidation of KINS has occurred. These provisions cease to apply once the Business Combination is consummated.
●	The KINS’ board recognizes that corporate governance standards have continued to evolve in recent years, resulting in a majority of Fortune 500 companies having implemented annual director elections. However, the KINS Board believes that a classified board structure may provide increased board continuity and stability and encourage directors to focus on the long-term productivity of the Combined Company. Additionally, classified boards may provide additional protections against unwanted, and potentially unfair and abusive, takeover attempts and proxy contests, as they make it more difficult for a substantial stockholder to gain control of a board of directors without the cooperation or approval of incumbent directors.

●	The KINS Board believe the choice of forum provision is desirable to delineate matters for which the Court of Chancery of the State of Delaware or the federal district courts of the U.S., as applicable, is the sole and exclusive forum, in order that the Combined Company is not subject to such types of claims in numerous jurisdictions, unless the Combined Company consents in writing to the selection of an alternative forum.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Charter Amendment Proposal will not be presented at the KINS Special Meeting. The Charter Amendment Proposal will be approved and adopted only if: (i) holders of a majority of the outstanding shares of KINS Common Stock issued and outstanding on the KINS Record Date, voting together as a single class, (ii) holders of a majority of the outstanding shares of KINS Class A Common Stock issued and outstanding on the KINS Record Date, voting separately as a class and (iii) holders of a majority of the outstanding shares of KINS Class B Common Stock issued and outstanding on the KINS Record Date, voting separately as a class, vote “FOR” the Charter Amendment Proposal and each of the Business Combination Proposal, the Nasdaq Proposal and the Incentive Plan Proposal are approved at the KINS Special Meeting. Accordingly, a KINS Stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the KINS Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Amendment Proposal, will have the same effect as a vote “AGAINST” such the Charter Amendment Proposal.

The Merger is conditioned upon the approval of the Charter Amendment Proposal, subject to the terms of the Merger Agreement. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. Each of the Advisory Amendment Proposals and the Adjournment Proposal is not conditioned upon the approval of any other proposal.

The Sponsor, solely in its capacity as a KINS Stockholder, has agreed to vote the KINS Founder Shares and any other shares of KINS Common Stock owned by it in favor of the Charter Amendment Proposal. Accordingly, it is expected that the shares of KINS Common Stock held by Sponsor will be sufficient to establish quorum and to pass the Charter Amendment Proposal. See “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Summary of the Ancillary Agreements — Sponsor Support Agreement” for more information.

Recommendation of the KINS Board

THE KINS BOARD UNANIMOUSLY RECOMMENDS THAT THE KINS STOCKHOLDERS VOTE “FOR” THE CHARTER AMENDMENT PROPOSAL.

PROPOSAL NO. 3 — THE ADVISORY AMENDMENT PROPOSALS

Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, and “the Company” are intended to mean KINS.

If the Charter Amendment Proposal is approved and the Merger is to be consummated, KINS will adopt the Proposed Charter under the DGCL.

As required by SEC guidance to give KINS Stockholders the opportunity to present their separate views on important corporate governance provisions, KINS is requesting that the KINS Stockholders vote upon, on a non-binding advisory basis, the Advisory Amendment Proposals, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Amendment Proposal. However, the KINS Stockholder vote regarding each of the Advisory Amendment Proposals is an advisory vote, and is not binding on KINS or the KINS Board (separate and apart from the approval of the Charter Amendment Proposal). Furthermore, the Merger is not conditioned on the   separate approval of the Advisory Amendment Proposals (separate and apart from approval of the Charter Amendment Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Amendment Proposals, KINS intends that the Proposed Charter will take effect upon the Effective Time (assuming approval of the Charter Amendment Proposal).

KINS stockholders will be asked to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Existing Charter, which are being presented as four separate sub-proposals (the “Advisory Charter Proposals”):

(a)	Advisory Charter Proposal No. 3(A) — to change the corporate name of the Combined Company to “CXApp Inc.” on and from the time of the Business Combination;
(b)	Advisory Charter Proposal No. 3(B) — to change the authorized shares of capital stock of the Combined Company to 212,000,000 shares of capital stock, consisting of (a) 200,000,000 shares of Class A Common Stock, (b) 10,000,000 shares of Class C Common Stock and (c) 2,000,000 shares of preferred stock;
(c)	Advisory Charter Proposal No. 3(C) — to change the size of the Combined Company Board to up to five (5) directors;
(d)	Advisory Charter Proposal No. 3(D) — to remove certain blank check provisions that will no longer be necessary upon consummation of the Business Combination.

This summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex C.

Amendment and Restatement of Existing Charter (Proposal No. 3(A))

The KINS Board believes that changing KINS’ corporate name from “KINS Technology Group Inc.” to “CXApp Inc.” is desirable to reflect the Merger with CXApp and to clearly identify New CXApp as the publicly traded entity.

Authorized Stock (Proposal No. 3(B))

Our Existing Charter authorizes 220,000,000 shares of KINS Common Stock, including (i) 200,000,000 shares of KINS Class A Common Stock, (ii) 20,000,000 shares of KINS Class B Common Stock and (iii)2,000,000 shares of KINS preferred stock. Proposal No. 3(B) provides that KINS will be authorized to issue 200,000,000 shares of New CXApp Class A Common Stock, 10,000,000 shares of Class C Common Stock and 2,000,000 shares of New CXApp Preferred Stock, each having a par value of $0.0001.

Size of the Board (Proposal No. 3(C))

The Proposed Charter provide for the classification of the board of directors into three classes of directors and changes the size of the board of directors to up to five (5) directors.

Removal of Blank Check Company Provisions (Proposal No. 3(D))

KINS’ Existing Charter contain various provisions applicable only to blank check companies. Proposal No. 3(D) eliminates certain provisions related to our status as a blank check company, including the provisions requiring that KINS have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination, which is desirable because these provisions will serve no purpose following the Merger. For example, these proposed amendments remove the requirement to dissolve KINS and allow it to continue as a corporate entity with perpetual existence following Closing. Perpetual existence is the usual period of existence for corporations, and the KINS Board believes it is the most appropriate period for New CXApp following the Merger. In addition, certain other provisions the Existing Charter require that proceeds from the KINS Initial Public Offering be held in the Trust Account until a business combination or liquidation of merger has occurred. These provisions cease to apply once the Merger is consummated.

Reasons for the Charter Amendments

In the judgment of the Board, the amendments to the Existing Charter are desirable for the following reasons:

●	the name of the new public entity is desirable to reflect the Business Combination with CXApp and the combined business going forward;
●	it is desirable to authorize two classes of common stock, in order to facilitate corporate governance stability and maintain orderly trading of shares not subject to a lock-up provision;
●	it is desirable to change certain provisions relating to the Combined Company board, among other provisions of the Proposed Charter, in order to help facilitate corporate governance stability by requiring broad stockholder consensus to effect corporate governance changes, protect minority stockholder interests and enable the Combined Company board to preserve and maximize value for all stockholders in the context of an opportunistic and unsolicited takeover attempt; and
●	it is desirable to delete the provisions that relate to the operation of KINS as a blank check company prior to the consummation of its initial business combination because they would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time).

The approval of each of the Advisory Charter Proposals requires the affirmative vote of the holders of a majority of the shares of KINS Common Stock cast in respect of the relevant proposal and entitled to vote thereon at the KINS Special Meeting, voting together as a single class.

A copy of the Proposed Charter, as will be in effect and upon consummation of the Business Combination and filing with the Delaware Secretary of State, is attached to this proxy statement/prospectus as Annex C.

Vote Required For Approval

If the Business Combination Proposal is not approved, the Advisory Amendment Proposals will not be presented at the KINS Special Meeting. The Advisory Amendment Proposals will be approved and adopted only if holders of a majority of the issued and outstanding shares of KINS Common Stock on the KINS Record Date entitled to vote thereon at the KINS Special Meeting, voting together as a single class, vote “FOR” such Advisory Amendment Proposals. Failure to submit a proxy or to vote in person at the KINS Special Meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” each of the Advisory Amendment Proposals.

A vote to approve any of the Advisory Amendment Proposals is an advisory vote, and therefore is not binding on KINS or New CXApp or their respective boards of directors (separate and apart from the approval of the Charter Amendment Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote, KINS intends that the Proposed Charter in the form set forth in Annex C will take effect at consummation of the Merger, assuming adoption of the remaining Transaction Proposals (other than the Adjournment Proposal).

The Sponsor, solely in its capacity as a KINS Stockholder, has agreed to vote the KINS Founder Shares and any other shares of KINS Common Stock owned by it in favor of the Advisory Amendment Proposals. Accordingly, it is expected that the shares of KINS Common Stock held by Sponsor will be sufficient to establish quorum and to pass the Advisory Amendment Proposal. See “Proposal

No. 1 — The Business Combination Proposal — Related Agreements — Summary of the Ancillary Agreements — Sponsor Support Agreement” for more information.

A copy of the Proposed Charter, as will be in effect assuming approval the Advisory Amendment Proposals and upon the Closing and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Annex C.

Recommendation of the KINS Board

THE KINS BOARD UNANIMOUSLY RECOMMENDS THAT THE KINS STOCKHOLDERS VOTE “FOR” EACH OF THE PROPOSALS UNDER THE ADVISORY AMENDMENT PROPOSALS.

PROPOSAL NO. 4 — THE DIRECTOR ELECTION PROPOSAL

Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, and “the Company” are intended to mean KINS.

Pursuant to the Merger Agreement, KINS has agreed to take all necessary action, including causing the directors of KINS to resign, so that effective at the Closing, our entire board of directors will consist of five individuals, a majority of whom will be independent directors in accordance with the requirements of Nasdaq.

At the KINS Special Meeting in lieu of an annual meeting, it is proposed that five directors will be elected to be the directors of the Combined Company upon consummation of the Business Combination. Under the Proposed Charter, the board of directors is divided into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed prior to the first annual meeting of stockholders) serving a three-year term. In Proposal No. 4, we are requesting that stockholders approve and adopt a proposal to elect six directors to the board of directors, effective immediately upon the Closing, with each Class I director having a term that expires at New CXApp’s 2023 annual meeting of stockholders, each Class II director having a term that expires at New CXApp’s 2024 annual meeting of stockholders, and each Class III director having a term that expires at New CXApp’s 2025 annual meeting of stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

It is proposed that the Combined Company Board consist of the following directors:

●	Khurram P. Sheikh;
●	Camillo Martino;
●	Di-Ann Eisnor;
●	George Mathai; and
●	.

For information regarding each nominee, please see “Management of New CXApp After the Merger”.

Vote Required For Approval

If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the KINS Special Meeting. The Director Election Proposal will be approved and adopted only if at least a plurality of the votes cast by the KINS Stockholders present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present, vote “FOR” the Director Election Proposal. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Failure to submit a proxy or to vote virtually at the KINS Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Director Election Proposal. The Merger is conditioned upon the approval of the Director Election Proposal. Notwithstanding the approval of the Director Election Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

The Sponsor, solely in its capacity as a KINS Stockholder, has agreed to vote the KINS Founder Shares and any other shares of KINS Common Stock owned by it in favor of the Director Election Proposal. Accordingly, it is expected that the shares of KINS Common Stock held by Sponsor will be sufficient to establish quorum and to pass the Director Election Proposal. See “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Summary of the Ancillary Agreements — Sponsor Support Agreement” for more information.

Recommendation of the KINS Board

THE KINS BOARD UNANIMOUSLY RECOMMENDS THAT THE KINS STOCKHOLDERS VOTE “FOR” THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 5 — THE NASDAQ PROPOSAL

Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, and “the Company” are intended to mean KINS.

Why KINS Needs Stockholder Approval

We are seeking KINS Stockholder approval in order to comply with Listing Rule 5635 of the Nasdaq Rulebook.

Under Listing Rule 5635 of the Nasdaq Rulebook, a company is required to obtain stockholder approval for certain issuances of securities, including (a) acquisitions where the issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, equals 20% or more of the voting power outstanding or total number of shares of common stock outstanding pre-transaction, or where any director, officer or substantial stockholder has 5% or greater interest in the transaction, which could result in an increase in outstanding common stock or voting power of 5% or more, (b) issuances of common stock resulting in a change of control or (c) issuances of common stock in relation to equity compensation. The maximum aggregate number of shares of KINS Common Stock issuable pursuant to the Merger Agreement would represent greater than 20% of the number of shares of KINS Common Stock before such issuance, includes issuances to a director, officer or substantial stockholder that could result in an increase in outstanding common stock or voting power of 5% or more and will result in a change in control. As a result, stockholder approval of the issuance of shares KINS Common Stock issuable pursuant to the Merger Agreement and in the related transactions is required under the Nasdaq listing regulations.

Vote Required For Approval

If the Business Combination Proposal is not approved, the Nasdaq Proposal will not be presented at the KINS Special Meeting. The Nasdaq Proposal will be approved and adopted only if at least a majority of the votes cast by the KINS Stockholders present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present, vote “FOR” the Nasdaq Proposal.

Failure to submit a proxy or to vote virtually at the KINS Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Nasdaq Proposal.

The Merger is conditioned upon the approval of the Nasdaq Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Nasdaq Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Nasdaq Proposal will not be effected. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. Each of the Advisory Amendment Proposals and the Adjournment Proposal is not conditioned upon the approval of any other proposal.

The Sponsor, solely in its capacity as a KINS Stockholder, has agreed to vote the KINS Founder Shares and any other shares of KINS Common Stock owned by it in favor of the Nasdaq Proposal. Accordingly, it is expected that the shares of KINS Common Stock held by Sponsor will be sufficient to establish quorum and to pass the Nasdaq Proposal. See “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Summary of the Ancillary Agreements — Sponsor Support Agreement t” for more information.

Recommendation of the KINS Board

THE KINS BOARD UNANIMOUSLY RECOMMENDS THAT THE KINS STOCKHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL.

PROPOSAL NO. 6 — THE 2022 INCENTIVE PLAN PROPOSAL

Overview

Assuming the Business Combination Proposal and the Nasdaq Proposal are approved, stockholders   are being asked to approve the New CXApp 2022 Equity Incentive Plan (the “Incentive Plan”) and the material terms thereunder. The KINS Board has approved the Incentive Plan, subject to stockholder approval of this proposal at the KINS Special Meeting.

The Incentive Plan

The purposes of the Incentive Plan are to (a) enable the Combined Company and its affiliates to attract and retain the types of employees, directors, and consultants who will contribute to the company’s long range success; (b) provide incentives that align the interests of employees, directors, and consultants with those of the Combined Company’s stockholders; and (c) promote the success of the Combined Company’s business.

Summary of the Incentive Plan

The principal terms of the Incentive Plan are summarized below. The following summary is qualified in its entirety by the full text of the Incentive Plan, which appears as Annex I to this proxy statement/ prospectus.

Eligibility

Employees (including officers), non-employee directors and consultants who render services to the Combined Company or an affiliate thereof (whether now existing or subsequently established) are eligible to receive awards under the Incentive Plan. Incentive stock options may only be granted to employees of the Combined Company or a parent or subsidiary thereof.

Authorized Shares. Subject to the adjustment provisions of the Incentive Plan, and the automatic increase described in the Incentive Plan, the maximum aggregate number of shares of New CXApp Class A Common Stock that may be issued under the Incentive Plan will equal 15% of the aggregate number of shares of New CXApp Common Stock issued and outstanding immediately following the Closing. Subject to the adjustment provisions of the Incentive Plan, the number of shares of New CXApp Class A Common Stock available for issuance under the Incentive Plan will also include an annual increase on the first day of each fiscal year beginning with the first fiscal year following stockholder approval of the Incentive Plan and ending on (and including) our 2032 fiscal year, in an amount equal to the lesser of: (i) 315,000 shares of New CXApp Class A Common Stock; (ii) 15% of the total outstanding shares of New CXApp Common Stock on the last day of the immediately preceding fiscal year; or (iii) such number of shares of New CXApp Common Stock as determined by the administrator of the Incentive Plan. As of the KINS Record Date, the closing price of KINS Class A Common Stock was $          per share.

If an award granted under the Incentive Plan expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs, performance units, or performance shares, is forfeited to, or repurchased by, us due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under the Incentive Plan (unless the Incentive Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the Incentive Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the Incentive Plan (unless the Incentive Plan has terminated). Shares that actually have been issued under the Incentive Plan under any award will not be returned to the Incentive Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs, performance shares, or performance units are repurchased or forfeited to us due to failure to vest, such shares will become available for future grant under the Incentive Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the Incentive Plan. To the extent an award is paid out in cash rather than shares, the cash payment will not result in a reduction in the number of shares available for issuance under the Incentive Plan.

Plan Administration. The Board or one or more committees appointed by the Board will administer the Incentive Plan. In addition, if we determine it is desirable to qualify transactions under the Incentive Plan as exempt under Rule 16b-3, such transactions will be structured with the intent that they satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the Incentive Plan, the administrator has the power to administer the Incentive Plan and make all determinations deemed necessary or advisable for administering the Incentive Plan, including the power to determine the fair market value of New CXApp Class A Common Stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreement for use under the Incentive Plan, determine the terms and conditions of awards (including the exercise price, the time or times when the awards may be exercised, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the Incentive Plan and awards granted under it, prescribe, amend, and rescind rules and regulations relating to the Incentive Plan, including creating sub-plans, and modify or amend each award, including the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term), temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator may institute and determine the terms of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price or different terms), awards of a different type and/or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, and/or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, determinations, and interpretations are final and binding on all participants.

Stock Options. Stock options may be granted under the Incentive Plan in such amounts as the administrator will determine in accordance with the terms of the Incentive Plan. The exercise price of options granted under the Incentive Plan must at least be equal to the fair market value of New CXApp Class A Common Stock on the date of grant. The term of an option will be stated in the award agreement, and in the case of an incentive stock option, may not exceed 10 years. With respect to any participant who owns stock representing more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After a participant ceases to provide service as an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. In the absence of a specified time in an award agreement, if the cessation of service is due to death or disability, the option will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the cessation of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of the Incentive Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under the Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of New CXApp Class A Common Stock between the exercise date and the date of grant. Stock appreciation rights will expire upon the date determined by the administrator and set forth in the award agreement. After a participant ceases to provide service as an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. In the absence of a specified time in an award agreement, if cessation of service is due to death or disability, the stock appreciation rights will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the Incentive Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash, shares of New CXApp Class A Common Stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under the Incentive Plan. Restricted stock awards are grants of shares of New CXApp Class A Common Stock that vest in accordance with terms and conditions established by the administrator (if any). The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of the Incentive Plan, will determine any terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. RSUs may be granted under the Incentive Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of New CXApp Class A Common Stock. Subject to the provisions of the Incentive Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria, and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals

(including continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares, or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

Performance Units and Performance Shares. Performance units and performance shares may be granted under the Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting provisions in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based upon the achievement of company-wide, divisional, business unit, or individual goals (including continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial dollar value established by the administrator on or prior to the date of grant. Performance shares will have an initial value equal to the fair market value of New CXApp Class A Common Stock on the date of grant. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof.

Non-Employee Directors. The Incentive Plan provides that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under the Incentive Plan.

Non-Transferability of Awards. Unless the administrator provides otherwise, the Incentive Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. In the event of certain changes in the Combined Company’s capitalization, to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Incentive Plan, the administrator will adjust the number and class of shares that may be delivered under the Incentive Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the Incentive Plan.

Dissolution or Liquidation. In the event of the Combined Company’s proposed dissolution or liquidation, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. The Incentive Plan provides that in the event of the Combined Company’s merger with or into another corporation or entity or a change in control (as defined in the Incentive Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices, (ii) upon written notice to a participant, that the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control, (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control, (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment), or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion, or (v) any combination of the foregoing. The administrator will not be obligated to treat similarly all awards, all awards a participant holds, all awards of the same type, or all portions of awards.

In the event that the successor corporation does not assume or substitute for the award (or portions thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciations rights (or portions thereof) that is not assumed or substituted for, all restrictions on restricted stock, RSUs, performance shares, and performance units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and us or any parent or subsidiary. Additionally, in the event an option or stock appreciation right (or portions thereof) is not assumed or substituted for in the event of a merger or change in control, the administrator will notify each participant in writing or electronically that the option or stock appreciation right (or its applicable portion), as applicable, will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right (or its applicable portion), as applicable, will terminate upon the expiration of such period.

With respect to awards granted to an outside director, in the event of a change in control, the outside director’s options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and RSUs will lapse, and, with respect to awards with performance- based vesting, all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and us or any parent or subsidiary.

Clawback. Awards will be subject to any Combined Company clawback policy and the administrator also may specify in an award agreement that the participant’s rights, payments, and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The administrator may require a participant to forfeit, return, or reimburse the Combined Company all or a portion of the award and any amounts paid under the award pursuant to the terms of the clawback policy or applicable laws.

No Repricing. Except in connection with certain corporate transaction involving the Combined Company, the Combined Company may not, without obtaining stockholder approval, (i) amend the terms   of outstanding options or stock appreciation rights to reduce the exercise price or base value of such options or stock appreciation rights, (ii) cancel outstanding options or stock appreciation rights in exchange for options or stock appreciation rights that have an exercise price or base value that is less than the exercise price or base value of the original options or stock appreciation rights, or (iii) cancel outstanding options or stock appreciation rights that have an exercise price or base value greater than the fair market value of a share of New CXApp Class A Common Stock on the date of such cancellation in exchange for cash or other consideration.

Amendment; Termination. The administrator has the authority to amend, alter, suspend, or terminate the Incentive Plan provided such action does not materially impair the existing rights of any participant. The Incentive Plan automatically will terminate in 2032, unless terminated sooner.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the Incentive Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non-U.S. country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options. An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two years following the date the option was granted nor within one-year following the exercise of the option normally will recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, the Combined Company will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one-year after the date of exercise (a “disqualifying disposition”), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Combined Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment in computing the optionee’s alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options. Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special U.S. tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. No tax deduction is available to the Combined Company with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant.

Stock Appreciation Rights. In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares of New CXApp Class A Common Stock received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock. A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, pursuant to Section 83(b) of the Code, to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Units. There generally are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Performance Units and Performance Shares. A participant generally will recognize no income upon the grant of a performance unit or performance share award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any cash or nonrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Section 409A. Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards granted under the Incentive Plan with a deferral feature will be subject to the requirements of Section 409A of the Code. If an award is subject to and fails to satisfy the requirements of Section 409A of the Code, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. Certain states have enacted laws similar to Section 409A which impose additional taxes, interest and penalties on non-qualified deferred compensation arrangements. The Combined Company will also have withholding and reporting requirements with respect to such amounts.

Medicare Surtax. A participant’s annual “net investment income”, as defined in Section 1411 of the Code may be subject to a 3.8% federal surtax (generally referred to as the “Medicare Surtax”). Net investment income may include capital gain and/or loss arising from the disposition of shares subject to a participant’s awards under the Incentive Plan. Whether a participant’s net investment income will be subject to the Medicare Surtax will depend on the participant’s level of annual income and other factors.

Tax Effect for the Combined Company. The Combined Company generally will be entitled to a tax deduction in connection with an award under the Incentive Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). Special rules limit the deductibility of compensation paid to our chief executive officer and other “covered employees” as determined under Section 162(m) and applicable guidance. Under Section 162(m), the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

New Plan Benefits

No awards have been made under the Incentive Plan subject to approval by the KINS Stockholders and no such awards are determinable at this time.

Equity Compensation Plan Information

As of December 31, 2021, KINS did not maintain any equity compensation plans.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Incentive Plan Proposal will not be presented at the KINS Special Meeting. The Incentive Plan Proposal will be approved and adopted only if at least a majority of the votes cast by the KINS Stockholders present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present, vote “FOR” the Incentive Plan Proposal.

Failure to submit a proxy or to vote virtually at the KINS Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Incentive Plan Proposal.

The Merger is conditioned upon the approval of the Incentive Plan Proposal. Notwithstanding the approval of the Incentive Plan Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. Each of the Advisory Amendment Proposals and the Adjournment Proposal is not conditioned upon the approval of any other proposal.

The Sponsor, solely in its capacity as a KINS Stockholder, has agreed to vote the KINS Founder Shares and any other shares of KINS Common Stock owned by it in favor of the Incentive Plan Proposal. Accordingly, it is expected that the shares of KINS Common Stock held by Sponsor will be sufficient to establish quorum and to pass the Incentive Plan Proposal. See “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Summary of the Ancillary Agreements — Sponsor Support Agreement” for more information.

Recommendation of the KINS Board

THE KINS BOARD UNANIMOUSLY RECOMMENDS THAT THE KINS STOCKHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 7 — THE ADJOURNMENT PROPOSAL

Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, and “the Company” are intended to mean KINS.

The Adjournment Proposal, if put and adopted, will allow the KINS Board to adjourn the KINS Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the KINS Special Meeting, the KINS Board considers that there are not sufficient votes to approve the Business Combination Proposal, the Charter Amendment Proposal, the Director Election Proposal, the Nasdaq Proposal or the Incentive Plan Proposal. In no event will the KINS Board adjourn the KINS Special Meeting or consummate the Merger beyond the date by which it may properly do so under the Existing Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by the KINS Stockholders, the KINS Board may not be able to adjourn the KINS Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Director Election Proposal, the Nasdaq Proposal or the Incentive Plan Proposal. If we do not consummate the Merger and fail to complete an initial business combination by the Liquidation Date (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the KINS Public Stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of at least a majority of the votes cast by the KINS Stockholders present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present.

Failure to submit a proxy or to vote virtually at the KINS Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal. The Merger is not conditioned upon the approval of the Adjournment Proposal.

The Sponsor, solely in its capacity as a KINS Stockholder, has agreed to vote the KINS Founder Shares and any other shares of KINS Common Stock owned by it in favor of the Adjournment Proposal. Accordingly, it is expected that the shares of KINS Common Stock held by Sponsor will be sufficient to establish quorum and to pass the Adjournment Proposal. See “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Summary of the Ancillary Agreements — Sponsor Support Agreement” for more information.

Recommendation of the KINS Board

THE KINS BOARD UNANIMOUSLY RECOMMENDS THAT THE KINS STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT KINS

Unless the context otherwise requires, all references in this section to “we”, “our”, “us” or “the Company” are intended to mean KINS.

General

KINS Technology Group Inc. is a blank check company incorporated in Delaware on July 20, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Though our efforts to identify a prospective target business were not limited to any particular industry or geographic region, we focused on opportunities that transform traditional industries in positive ways and generate tangible improvements to the well-being of the global population, particularly with respect to energy, transportation, buildings, manufacturing, and food and agriculture. Prior to executing the Merger Agreement, KINS’ efforts were limited to organizational activities, completion of the KINS Initial Public Offering and the evaluation of possible business combinations.

Initial Public Offering and Private Placement

The IPO registration statement for the KINS Initial Public Offering was declared effective on December 14, 2020. On December 17, 2020, we consummated the KINS Initial Public Offering of 27,600,000 KINS Units, which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,600,000 KINS Units, at $10.10 per KINS Unit, generating gross proceeds of $278,760,000.

Simultaneously with the closing of the KINS Initial Public Offering, we consummated the sale of 10,280,000 KINS Private Placement Warrants at a price of $1.00 per warrant in a private placement to the Sponsor and the BlackRock Investors, generating gross proceeds of $10,280,000.

Following the closing of the KINS Initial Public Offering, an amount of $278,760,000 ($10.10 per KINS Unit) from the net proceeds of the sale of the KINS Units in the KINS Initial Public Offering and the sale of the KINS Private Placement Warrants was placed in a Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 of the Investment Company Act which invest only in direct U.S. government treasury obligations until the earlier of: (i) the consummation of a business combination or (ii) the distribution of the Trust Account.

The Company previously had until June 17, 2022 to consummate a business combination. On June 10, 2022, the Company held a special meeting of stockholders pursuant to which its stockholders approved amending the Company’s amended and restated certificate of incorporation (the “Charter Amendment”) to extend the date by which the Company has to consummate a business combination from June 17, 2022 to December 16, 2022. The Company’s stockholders approved the Charter Amendment and as such the Company now has until December 16, 2022 to consummate a business combination (the “Extended Combination Period”). On June 10, 2022, the Company filed the Charter Amendment with the Secretary of State of the State of Delaware. If the Company has not completed a Business Combination by December 16, 2022 or during any extended time that the Company has to consummate a Business Combination beyond December 16, 2022 as a result of a stockholder vote to amend its certificate of incorporation, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Extended Combination Period.

As of June 30, 2022, funds in the trust account totaled $398 in cash and $9,527,835.182 in money market funds that primarily invested in U.S. Treasury securities at fair market value. If KINS has not completed a business combination before the Liquidation Date, KINS will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the KINS Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding KINS Public Shares, which redemption will completely extinguish KINS Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the KINS’ remaining stockholders and the KINS Board, dissolve and liquidate, subject in each case to the KINS’ obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the KINS Warrants, which will expire worthless if KINS fails to complete a business combination before the Liquidation Date.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Extended Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Extended Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Extended Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.10 per Unit.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Fair Market Value of Target Business

Our Existing Charter and the Nasdaq listing rules require that our initial business combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the value of the trust account (excluding any taxes payable on the income earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination (the “80% test”). As of September 25, 2022, the date of the execution of the Merger Agreement, the fair value of marketable securities held in the Trust Account was at least $9,527,835.182, and 80% thereof represents approximately $7,622,268.145. In reaching its conclusion that the Merger meets the 80% asset test, the KINS Board believed that the financial skills and background of its members qualified them to conclude that the acquisition of the CXApp met this requirement. In addition, the KINS Board also considered the opinion provided by KNAV to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations and qualifications set forth therein, the CXApp has a fair market value equal to at least 80% of the balance of the Trust Account.

Stockholder Approval of Merger and Redemptions

Under the Existing Charter, in connection with any proposed business combination, KINS is not required to seek stockholder approval of a business combination at a meeting called for such purpose unless the initial business combination would require stockholder approval under applicable law or stock exchange listing requirements or if we decide to hold a stockholder vote for business or other reasons. Asset acquisitions and stock purchases would not typically require stockholder approval while direct mergers with KINS where it does not survive and any transactions where KINS issues more than 20% of its outstanding shares of KINS Common Stock or seeks to amend its Existing Charter would require stockholder approval.

Pursuant to the terms of this transaction as described in “KINS Special Meeting”, KINS is seeking stockholder approval at a meeting called for such purpose at which the KINS Public Stockholders may seek to redeem their KINS Public Shares for cash, regardless of whether they vote for or against or abstain from voting on the proposed Merger, subject to the limitations described in this proxy statement/prospectus. Accordingly, in connection with the Merger, the KINS Public Stockholders may seek to redeem their KINS Public Shares for cash in accordance with the procedures set forth in this proxy statement/prospectus.

KINS will complete the Merger only if the required votes are received from KINS Stockholders at the KINS Special Meeting, assuming a quorum is present, vote in favor of the Condition Precedent Proposals. Approval of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary) requires the affirmative vote of at least a majority of the votes cast by the stockholders of KINS present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present. Approval of the Director Election Proposal requires the affirmative vote of at least a plurality of the votes cast by the stockholders of KINS present in person or represented by proxy at the KINS Special Meeting and entitled to vote thereon, assuming a quorum is present. Approval of the Charter Amendment Proposal requires the affirmative vote of (i) holders of a majority of the issued and outstanding shares of KINS Common Stock on the KINS Record Date, voting together as a single class, (ii) holders of a majority of the issued and outstanding shares of KINS Class A Common Stock on the KINS Record Date, voting separately as a class, and (iii) holders of a majority of the issued and outstanding shares of KINS Class B Common Stock on the KINS Record Date, voting separately as a class. Approval of each of the Advisory Amendment Proposals requires the affirmative vote of holders of a majority of the issued and outstanding shares of KINS Common Stock on the KINS Record Date entitled to vote thereon at the KINS Special Meeting, voting together as a single class. See “KINS Special Meeting” for more information.

A majority of the voting power of the issued and outstanding KINS Common Stock entitled to vote at the KINS Special Meeting must be present in person or represented by proxy at the KINS Special Meeting to constitute a quorum and in order to conduct business at the KINS Special Meeting. The Sponsor, as the holder of the KINS Founder Shares, currently owns approximately 78.46% of the issued and outstanding shares of KINS Common Stock, will count towards this quorum.

Voting Restrictions in Connection with Stockholder Meeting

Pursuant to the terms of the Sponsor Support Agreement entered into by and among CXApp, KINS and the Sponsor, the Sponsor, solely in its capacity as a KINS Stockholder, has agreed to vote all of its KINS Common Stock in favor of the Merger. Pursuant to the terms of the Sponsor Support Agreement, the Sponsor also agreed to vote any KINS Founder Shares held by it and any other shares of KINS Common Stock purchased during or after the KINS Initial Public Offering in favor of all of the Transaction Proposals set forth in this proxy statement/prospectus. See “KINS Special Meeting of Stockholders” for more information. The Sponsor owns approximately 78.46% of the outstanding KINS Common Stock entitled to vote thereon. The quorum and voting thresholds at the KINS Special Meeting and the Sponsor Support Agreement may make it more likely that KINS will consummate the Merger. In addition, pursuant to the terms of the Sponsor Support Agreement, the Sponsor, solely in its capacity as a KINS Stockholder, has agreed to waive its redemption rights with respect to any KINS Founder Shares and any other shares of KINS Common Stock held by it in connection with the completion of the Merger.

Liquidation if No Initial Business Combination

The Sponsor and our officers and directors have agreed that we will have until the Liquidation Date to complete our initial business combination. If we are unable to complete our business combination within such 24-month period from the closing of the KINS Initial Public Offering, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the KINS Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding KINS Public Shares, which redemption will completely extinguish KINS Public Stockholders’ rights as KINS Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining KINS Stockholders and the KINS Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our business combination within the 24-month time period.

The Sponsor, our officers and our directors entered into a letter agreement, dated as of December 14, 2020 (the “Letter Agreement”), with KINS (as amended by the Sponsor Support Agreement), pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any KINS Founder Shares held by them if we fail to complete our initial business combination within 24 months from the closing of the KINS Initial Public Offering. However, if the Sponsor or our officers and directors acquired KINS Public Shares in or after the KINS Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such KINS Public Shares if we fail to complete our initial business combination before the Liquidation Date.

The Sponsor and our officers and directors have agreed, pursuant to the Letter Agreement, that they will not propose any amendment to the Existing Charter (i) that would modify the substance or timing of our obligation to redeem 100% of our KINS Public Shares if we do not complete our initial business combination within 24 months from the closing of the KINS Initial Public Offering or (ii) with respect to any other provision relating to KINS Stockholders’ rights or pre-initial business combination activity, unless we provide KINS Public Stockholders with the opportunity to redeem their shares of KINS Class A Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes divided by the number of then outstanding KINS Public Shares. However, we may not redeem our KINS Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules).

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $189,147 (as of June 30, 2022) of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay franchise and income taxes on interest income earned on the Trust Account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the KINS Initial Public Offering and the sale of the KINS Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by KINS Stockholders upon our dissolution would be approximately $10.10. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of the KINS Public Stockholders. We cannot assure you that the actual per-share redemption amount received by KINS Stockholders will not be substantially less than $10.10. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to KINS Stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the KINS Public Stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. The Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a definitive agreement for a business combination, reduce the amount of funds in the Trust Account to below (i) $10.10 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our franchise and income taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the KINS Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy his indemnification obligation. We have not asked the Sponsor to reserve for such eventuality. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.10 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your KINS Public Shares. None of our other directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.10 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay our franchise and income taxes, and the Sponsor asserts that it is unable to satisfy his indemnification obligation or that it has no indemnification obligation related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce his indemnification obligation. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce his indemnification obligation to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked the Sponsor to reserve for such indemnification obligation and we cannot assure you that it would be able to satisfy that obligation. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.10 per public share.

We seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under our indemnity of the underwriters of the KINS Initial Public Offering against certain liabilities, including liabilities under the Securities Act. We have access to approximately $189,147 (as of June 30, 2022) from the proceeds of the KINS Initial Public Offering with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, the KINS Stockholders who received funds from the Trust Account could be liable for claims made by creditors.

Under the DGCL, KINS Stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to the KINS Public Stockholders upon the redemption of our KINS Public Shares in the event we do not complete our business combination within 24 months from the closing of the KINS Initial Public Offering may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Sections 280 and 281(a) of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to KINS Stockholders, any liability of KINS Stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. Furthermore, if the pro rata portion of our Trust Account distributed to the KINS Public Stockholders upon the redemption of our KINS Public Shares in the event we do not complete our business combination by the Liquidation Date, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete our business combination by the Liquidation Date, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the KINS Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding KINS Public Shares, which redemption will completely extinguish the KINS Public Stockholders’ rights as KINS Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining KINS Stockholders and the KINS Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Accordingly, it is our intention to redeem our KINS Public Shares as soon as reasonably possible following the Liquidation Date and, therefore, we do not intend to comply with those procedures. As such, KINS Stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of KINS Stockholders may extend well beyond the third anniversary of such date.

Because we do not anticipate complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the indemnity obligation contained in our underwriting agreement, we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood of any claim that would result in any liability extending to the Trust Account is remote. Further, the Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.10 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay our franchise and income taxes and will not be liable as to any claims under our indemnity of the underwriters of the KINS Initial Public Offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of KINS Stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.10 per share to the KINS Public Stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by KINS Stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by KINS Stockholders. Furthermore, the KINS Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and KINS to claims of punitive damages, by paying the KINS Public Stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

The KINS Public Stockholders are entitled to receive funds from the Trust Account only in the event of the redemption of our KINS Public Shares if we do not complete our business combination by the Liquidation Date or if they redeem their respective shares for cash upon the completion of the initial business combination. In no other circumstances will a KINS Stockholder have any right or interest of any kind to or in the Trust Account. A KINS Stockholder’s voting in connection with the Merger alone will not result in a KINS Stockholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such KINS Stockholder must have also exercised its redemption rights as described above. See “KINS Special Meeting — Redemption Rights” for a description of certain requirements with respect to the exercise of redemption rights.

Facilities

Our executive offices are located at Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306. The cost for our use of this space is included in the $20,000 per month fee we will pay the Sponsor for office space, utilities, secretarial support and administrative services. We consider our current office space adequate for our current operations.

Upon the Closing, the principal executive offices of KINS will be those of CXApp, at which time nothing more will be paid to such affiliate of the Sponsor.

Employees and Human Capital

We currently have three officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the initial business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

Periodic Reporting and Financial Information

We have registered the KINS Units, KINS Class A Common Stock and KINS Warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accountants. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against KINS or any members of its management team in their capacity as such.

MANAGEMENT OF KINS

Directors and Executive Officers

The table below lists KINS’ executive officers and directors as of October 11, 2022. Concurrently with the Closing, KINS’ executive officers and directors will resign from their respective positions at KINS.

Name	Age	Title
Khurram P. Sheikh	51	Chairman, Chief Executive Officer, Chief Financial Officer
Eric Zimits	62	Secretary and Chief Corporate Development Officer
Hassan Ahmed	64	Director
Di-Ann Eisnor	50	Director
Camillo Martino	60	Director
Atif Rafiq	49	Director
Allen Salmasi	68	Director

Mr. Khurram P. Sheikh has served as our Founder, Chairman and Chief Executive Officer since our inception and Chief Financial Officer since August 2020. Mr. Sheikh has been at the forefront of innovation in the technology, mobile, semiconductor, telecom and media industries for the past 25 years with CEO and CTO roles at leading technology companies. Since March 2020, Mr. Sheikh has been the Founder, Executive Chairman & CEO of Aijaad, a boutique strategic advisory firm where he advises both large private equity firms as well as boards of public companies on the future of 5G, IoT, Edge Computing and AI technologies and is actively involved in M&A, technology strategy and market development. From 2016 to early 2020, Mr. Sheikh was the CEO of kwikbit, a private company building a “network as a service” solution using gigabit radios, edge compute, virtualization, and artificial intelligence. Prior to kwikbit, in 2014, Mr. Sheikh was appointed as the Chief Strategy and Technology Officer for Silicon Image (SIMG) and the President/CEO of its millimeter wave/5G subsidiary SiBEAM. SIMG was acquired by Lattice Semiconductor (Nasdaq: LSCC) in 2015 for $600 million after which Mr. Sheikh was appointed the Chief Strategy and Technology Officer of the combined company responsible for corporate strategy, roadmap, M&A and technology development and was there until 2016. From 2007 onwards, he was the CTO for Powerwave Technologies, a large wireless infrastructure vendor. Powerwave filed for Chapter 11 bankruptcy protection in January 2013, and in April 2013 Mr. Sheikh was appointed as the CEO of Powerwave to help with the sale of the company. Later that year, Mr. Sheikh successfully facilitated the sale of approximately 1,400 patents owned by Powerwave to private equity firm Gores Group. From 2005 to 2007, Mr. Sheikh was Vice President, Wireless Strategy and Development at Time Warner Cable leading the cable company’s entry into the wireless space. From 1996 to 2005, Mr. Sheikh held senior technology roles at Sprint including CTO Mobile Broadband responsible for deploying the world’s first 4G system and acquisition of multi-billion dollar spectrum assets at 2.5GHz. Mr. Sheikh holds a Bachelor of Science degree in Electrical Engineering with highest honors from the University of Engineering & Technology in Pakistan, as well as a Master of Science degree in Electrical Engineering from Stanford University. Mr. Sheikh is well qualified to serve as Chairman of our board because of his extensive experience advising boards of directors of public and private companies and his extensive professional experience.

Mr. Eric Zimits has served as our Chief Corporate Development Officer since August 2020. Since 2016, Mr. Zimits has served as a Strategic Advisor to Netzyn, Inc., a company that has developed a distributed cloud platform that streams native applications and operating systems to any user device. In addition to his current role at Netzyn, he serves as advisor to early stage companies. Prior to Netzyn, Mr. Zimits served as a Managing Director of Granite Ventures from 2000 until 2016. At Granite, he focused on investing in early-stage communications, security, and software companies including RF Magic (NYSE: MXL), Speakeasy (acquired by Best Buy), Mojo Networks (acquired by Arista), Percello (acquired by Broadcom), and Localmind (acquired by Airbnb). From 1996 to 2000, Mr. Zimits was Managing Director and head of the Communications Research Group at Hambrecht & Quist, and later ChaseH&Q after the acquisition of H&Q. At H&Q, he initiated and supported numerous venture investments including InterNAP, Sierra Wireless, Amber Networks, and Paragon Software. From 1992 to 1996, Mr. Zimits was a General Partner at Volpe, Welty & Company. Before that, he held analyst positions at Rauscher Pierce Refsnes and Morgan Keegan & Company. Mr. Zimits received a Bachelor’s degree from Purdue University in biomedical engineering and an M.B.A. from Tulane University’s A.B. Freeman School of Business.

Mr. Hassan Ahmed has served as a member of our Board of Directors since August 2020. Mr. Ahmed most recently served as the Chairman and CEO of Affirmed Networks, which pioneered virtualization technologies for mobile, especially 5G, networks, from inception until the company was sold to Microsoft in March 2020. Before that, he was chief technology officer of Cascade Communications, which Ascend Communications acquired in 1997. Prior to Cascade, Mr. Ahmed served as CEO and Chairman of Sonus Networks. Mr. Ahmed currently serves on the board of Ciena Corp. (NYSE: CIEN) and Vesper. Mr. Ahmed holds Bachelor and Master’s degrees in Engineering from Carleton University and a Ph.D in Electrical Engineering from Stanford University. Mr. Ahmed is well qualified to serve on our board because of his extensive experience advising boards of directors of public and private companies and his extensive professional experience.

Ms. Di-Ann Eisnor has served as a member of our Board of Directors since August 2020. Since November 2019, Ms. Eisnor has served as Co-Founder and CEO of Core, a venture-backed construction labor marketplace. Before that, from February 2019 until October 2019, she was an executive of The We Company, a part of the We Work Companies, where she was responsible for development of their cities platform. Prior to that, Ms. Eisnor served as Director of Urban Systems at Google, from June 2018 until February 2019. Previously, Ms. Eisnor was with Waze, Inc., a crowd-sourced navigation and real-time traffic application owned by Alphabet, Inc., for 10 years, most recently serving as the VP Platform and Director of Growth. Prior to joining Waze, Ms. Eisnor was co-founder and Chief Executive Officer of Platial Inc., a collaborative, user-generated cartographic website. Ms. Eisnor currently serves on the board of Saia Inc. (Nasdaq: SAIA) and Gray Area Foundation for the Arts. She is a venture partner at Obvious Ventures and is co-founder with Lupe Fiasco of Neighborhood Start Fund, a neighborhood-based micro-fund in underserved urban neighborhoods. She holds a Bachelor’s Degree in Studio Art and Business Administration from New York University. She is a 2014 Henry Crown Fellow of the Aspen Institute and a member of the Aspen Global Leadership Network. Ms. Eisnor is well qualified to serve on our board because of her extensive experience advising boards of directors of public and private companies and her extensive professional experience.

Mr. Camillo Martino has served as a member of our Board of Directors since August 2020. Mr. Martino was a senior global semiconductor company executive and now serves as a board member and executive advisor to many global technology companies. Prior to his current board roles, Mr. Martino was a chief executive officer and C-suite executive of a number of high technology companies worldwide. He is currently Chair of the Board of Directors of Magnachip Semiconductor (NYSE: MX) and has served on this Board since August 2016. Since 2018, he has also served on the Board of Directors at Sensera (ASX: SE1). Mr. Martino also serves on the Board of Directors at multiple privately-held companies, including VVDN Technologies (fastest growing ODM based in India with a focus on Wireless, Networking & IoT) and Sakuu Corporation (multi-material, multi-process Additive Manufacturing platform). Mr. Martino’s prior board service includes serving on the boards of Cypress Semiconductor from June 2017 through the sale of the company to Infineon in April 2020 and Moschip Technologies (BOM: 532407) from April 2017 to May 2019. As an operating executive, Mr. Martino served as Chief Executive Officer of Silicon Image, Inc. (where he also served as a director) from 2010 until the completion of its sale to Lattice Semiconductor Corporation (Nasdaq: LSCC) in March 2015, Chief Operating Officer of SAI Technology Inc. from January 2008 to December 2009 (where he also served as director from 2006 to 2010), and Chief Executive Officer of Cornice Inc. from 2005 to 2007 (where he also served as a director). From August 2001 to July 2005, Mr. Martino served as the executive vice president and chief operating officer at Zoran Corporation, a global SoC semiconductor company. Prior to that, Mr. Martino held multiple positions with National Semiconductor Corporation for a total of nearly 14 years. Mr. Martino holds a Bachelor of Applied Science from the University of Melbourne and a Graduate Diploma (in Digital Communications) from Monash University in Australia. Mr. Martino is well qualified to serve on our board because of his extensive experience advising boards of directors of public and private companies and his extensive professional experience.

Mr. Atif Rafiq has served as a member of our Board of Directors since August 2020. Since May 2019 until December 2020, Mr. Rafiq served as President of Commercial & Growth at MGM Resorts (NYSE: MGM), a global hospitality and entertainment company. Previously, from January 2017 until May 2019, he was the Chief Digital Officer and Global CIO for Volvo, the Swedish luxury automaker. Before Volvo, from 2013 to 2017, Mr. Rafiq served as Senior Vice President and Global Chief Digital Officer at McDonald’s Corporation (NYSE: MCD). Before McDonald’s Mr. Rafiq held roles at Amazon (Nasdaq: AMZN), Yahoo and AOL. Mr. Rafiq was also the Founder and CEO of a Silicon Valley start-up, Covigna, which he led from inception to exit. Mr. Rafiq serves on the Board of Directors of Flutter PLC, an FTSE 100 company and the world’s largest sports betting company, as well as Clearcover Inc, a private insurtech. He holds a Bachelor’s degree in Mathematics-Economics from Wesleyan University and a Master’s degree in Business Administration from the University of Chicago. Mr. Rafiq is well qualified to serve on our board because of his extensive professional experience in the technology sector.

Mr. Allen Salmasi has served as a member of our Board of Directors since August 2020. Since March 2014, Mr. Salmasi has served as CEO of Veea Inc., a provider of comprehensive full stack solutions for edge computing and communications. Since February 2013, he has also served as Chairman and CEO of NLabs Inc., a New York based family office investment firm. Prior to founding Veea in 2014, Mr. Salmasi was the Chairman, CEO and President of NextWave Wireless Inc. until its acquisition by AT&T (NYSE: ATT) in 2013. Prior to NextWave, he served as the President of Wireless Division, Chief Strategy Officer and a member of the Board of Directors at Qualcomm. Prior to Qualcomm, Mr. Salmasi was the CEO and President of Omninet Corporation. Mr. Salmasi began his career as a research engineer at NASA JPL, and holds Bachelor’s degrees and Master’s degree with honors in Electrical Engineering, Business Management and Economics from Purdue University and a Master’s Degree in Applied Mathematics

from the University of Southern California. Mr. Salmasi is well qualified to serve on our board because of his experience advising boards of directors of public and private companies and his extensive professional experience.

Management Compensation

None of KINS’ employees, executive officers or directors has received any compensation (cash or non-cash) for services rendered, and none of KINS’ executives or officers holds any outstanding equity of KINS. We will not pay compensation of any kind, including finder’s and consulting fees, to holders of KINS Founder Shares, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the consummation of an initial business combination other than (i) repayment of loans made to KINS by the Sponsor to cover the KINS Initial Public Offering related and organization expenses, (ii) repayment of loans that the Sponsor, members of KINS’ management team or any of their respective affiliates or other third parties may make to finance transaction costs in connection with an intended initial business combination (provided that if we do not consummate an initial business combination, we may use working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account may be used for such repayment), (iii) payments to the Sponsor of a total of $20,000 per month for office space, utilities, secretarial support and administrative services, and (iv) to reimburse for any out-of-pocket expenses related to identifying, investigation and completing an initial business combination. Our audit committee reviews on a quarterly basis all payments that were made to the Sponsor, officers, directors or KINS’ or any of their affiliates.

After the consummation of the Merger, directors or members of KINS’ management team who remain in one of those capacities may be paid director, consulting, management or other fees from the combined company with any and all amounts being fully disclosed to KINS Stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to KINS Stockholders in connection with a proposed business combination.

Any compensation to be paid to KINS’ executive officers is determined by a compensation committee constituted solely by independent directors.

KINS does not intend to take any action to ensure that members of KINS’ management team will maintain their positions with KINS after the Merger, although it is possible that some or all of KINS’ executive officers and directors may negotiate employment or consulting arrangements to remain with KINS after the initial business combination. The existence or terms of any such employment or consulting arrangements may influence KINS’ management’s motivation in identifying or selecting a target business although KINS does not believe that the ability of KINS’ management to remain with KINS after the consummation of an initial business combination will be a determining factor in KINS’ decision to proceed with any potential business combination. KINS is not party to any agreements with KINS’ executive officers and directors that provide for benefits upon termination of employment.

Compensation Committee Interlocks and Insider Participation

None.

SELECTED HISTORICAL FINANCIAL INFORMATION OF KINS

The following table sets forth selected historical financial information of KINS for the periods and as of the dates indicated. The selected historical financial information of KINS as of June 30, 2022 and for the six month periods ended June 30, 2022 and 2021 was derived from the unaudited condensed financial statements included elsewhere in this proxy statement/prospectus and KINS balance sheet data as of December 31, 2021 and 2020 and statement of operations data for the year ended December 31, 2021 and the period from July 20, 2020 (inception) through December 31, 2020, are derived from KINS historical financial statements included elsewhere in this proxy statement/prospectus. The information is only a summary and should be read in conjunction with KINS financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of KINS” contained elsewhere in this proxy statement/prospectus. KINS historical results are not necessarily indicative of future results.

				For the
				Period from
				July 20, 2020
				(inception)
	Six months	Six months		Through
	ended	ended	Year ended	December 31,
	June 30, 2022	June 30, 2021	December 31, 2021	2020
Income Statement Data:
Loss from operations	$(624,985)	$(724,309)	$(1,497,914)	$(252,783)
Net income (loss)	$17,939,616	$1,015,469	$9,207,884	$(4,084,500)
Weighted average Class A common stock outstanding, basic and diluted	21,004,630	27,600,000	27,600,000	2,356,098
Basic and diluted net income (loss) per share, Class A common stock	$0.64	$0.03	$0.27	$(0.50)
Weighted average Class B common stock outstanding, basic and diluted	6,900,000	6,900,000	6,900,000	5,820,732
Basic and diluted net income (loss) per share, Class B common stock	$0.64	$0.03	$0.27	$(0.50)

	June 30, 2022	December 31, 2021
Balance Sheet Data:
Cash and investments held in Trust Account	$9,528,176	$278,836,080
Total assets	$9,747,073	$279,368,873
Total liabilities	$3,669,492	$21,702,622
Class A common stock subject to possible redemption	$9,474,709	$278,760,000
Total stockholders’ deficit	$(3,397,128)	$(21,093,749)

KINS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of KINS’ financial condition and results of operations should be read in conjunction with KINS’ financial statements and the notes thereto contained elsewhere in this proxy statement /prospectus. Certain information contained in the discussion, including, but not limited to, those factors described under the heading “Risk Factors” and the analysis set forth below includes forward-looking statements that involve risks and uncertainties. Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of KINS.

Overview

KINS Technology Group Inc. (the “Company”) was incorporated in Delaware on July 20, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “business combination”). The Company is not limited to a particular industry or sector for purposes of consummating a business combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2022, the Company had not commenced any operations. All activity for the period from July 20, 2020 (inception) through June 30, 2022 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a business combination. The Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering became effective on December 14, 2020. On December 17, 2020, the Company consummated the Initial Public Offering of 27,600,000 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,600,000 Units, at $10.10 per Unit, generating gross proceeds of $276,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 10,280,000 KINS Private Placement Warrants at a price of $1.00 per KINS Private Placement Warrant in a private placement to the Sponsor and the BlackRock Investors, generating gross proceeds of $10,280,000, which is described in Note 4.

Following the closing of the Initial Public Offering on December 17, 2020, an amount of $278,760,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the KINS Private Placement Warrants was placed in a trust account (the “Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of KINS Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination. There is no assurance that the Company will be able to complete a business combination successfully. The Company must complete one or more initial business combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding taxes payable on the interest earned on the Trust Account). The Company will only complete a business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a business combination either (i) in connection with a stockholder meeting called to approve the business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a business combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account

(initially $10.10 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a business combination with respect to the Company’s warrants.

The Company will only proceed with a business combination if the Company has net tangible assets of at least $5,000,001 following any related redemptions and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the business combination. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a business combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a business combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a business combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a business combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation will provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to the Founder Shares and Public Shares held by it in connection with the completion of a business combination and (b) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a business combination or to redeem 100% of its Public Shares if the Company does not complete a business combination within the Extended Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company previously had until June 17, 2022 to consummate a business combination. On June 10, 2022, the Company held a special meeting of stockholders pursuant to which its stockholders approved amending the Company’s amended and restated certificate of incorporation (the “Charter Amendment”) to extend the date by which the Company has to consummate a business combination from June 17, 2022 to December 16, 2022. The Company’s stockholders approved the Charter Amendment and as such the Company now has until December 16, 2022 to consummate a business combination (the “Extended Combination Period”). On June 10, 2022, the Company filed the Charter Amendment with the Secretary of State of the State of Delaware. If the Company has not completed a business combination by December 16, 2022 or during any extended time that the Company has to consummate a business combination beyond December 16, 2022 as a result of a stockholder vote to amend its certificate of incorporation, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a business combination within the Extended Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a business combination within the Extended Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a business combination within the Extended Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission held in the Trust Account in the event the Company does not complete a business combination within the Extended Combination Period and, in such event, such amounts will be included with the other funds held in the Trust

Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.10 per Unit.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern and Liquidity

As of June 30, 2022, the Company had $189,147 in its operating bank accounts and a working capital deficit of $801,795.

Prior to the completion of the Initial Public Offering, the Company’s liquidity needs had been satisfied through a contribution of $25,000 from Sponsor to cover for certain offering costs in exchange for the issuance of the Founder Shares, unsecured, non-interest bearing promissory note of up to $300,000 from the Sponsor, and the proceeds from the consummation of the Private Placement not held in the Trust Account. The note was repaid subsequent to the Initial Public Offering. In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans. As of June 30, 2022 and December 31, 2021, there were no amounts outstanding under any Working Capital Loan.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until December 16, 2022 to consummate a business combination. It is uncertain that the Company will be able to consummate a business combination by this time. Additionally, the Company may not have sufficient liquidity to fund the working capital needs of the Company through one year from the issuance of these financial statements. If a business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after December 16, 2022. The Company intends to complete a business combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any business combination by December 16, 2022. In addition, the Company may need to raise additional capital through loans or additional investments from our Sponsor, stockholders, officers, directors or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, the Company may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through the liquidation date of December 16, 2022.

Recent Developments

We have evaluated subsequent events and transactions that occurred after June 30, 2022 up to the date on which this proxy statement/prospectus is filed. Based upon this review, we did not identify any subsequent events that would have been required to be disclosed other than the proposed business combination with CXApp described in this proxy statement/prospectus.

Results of Operations

We have neither engaged in any operations (other than searching for a business combination after our Initial Public Offering) nor generated any revenues to date. Our only activities from July 20, 2020 (inception) through June 30, 2022 were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and the search for a business combination. We do not expect to generate any operating revenues until after the completion of our business combination. We expect to generate non- operating income in the form of interest earned on investments held after the Initial Public Offering. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended June 30, 2022, we had a net income of $10,071,447, which consists of interest income on bank account of $8, interest income on cash and investments held in the Trust Account of $277,558, gain on waiver of deferred underwriting fee of $9,660,000 and change in fair value of derivative liabilities of $458,480, offset by operating costs of $ $301,733 and provision for income tax of $22,866.

For the six months ended June 30, 2022, we had a net income of $17,939,616, which consists of interest income on bank account of $16, interest income on cash and investments held in the Trust Account of $300,882, gain on waiver of deferred underwriting fee of $9,660,000 and change in fair value of derivative liabilities of $8,626,569, offset by operating costs of $ $624,985 and provision for income tax of $22,866.

For the three months ended June 30, 2021, we had a net loss of $4,894,262, which consists of interest income on bank account of $20, interest income on cash and investments held in the Trust Account of $8,022, offset by change in fair value of derivative liabilities of $4,575,200 and operating costs of $ $327,104.

For the six months ended June 30, 2021, we had a net income of $1,015,469, which consists of interest income on bank account of $44, interest income on cash and investments held in the Trust Account of $54,134 and change in fair value of derivative liabilities of $1,685,600, offset by operating costs of $ $724,309.

Liquidity and Capital Resources

On December 17, 2020, we consummated the Initial Public Offering of 27,600,000 Units at a price of $10.10 per Unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,600,000, generating gross proceeds of $276,000,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 10,280,000 KINS Private Placement Warrants at a price of $1.00 per KINS Private Placement Warrant in a private placement to the Sponsor and the Direct Anchor Investors, generating gross proceeds of $10,280,000.

Following the Initial Public Offering, the full exercise of the over-allotment option by the underwriters and the sale of the KINS Private Placement Warrants, a total of $278,760,000 was placed in the Trust Account. We incurred $15,688,848 in transaction costs, including $5,520,000 of cash underwriting fees and $902,521 of other offering costs.

For the six months ended June 30, 2022, cash used in operating activities was $297,479. Net income of $17,939,616 was affected by change in fair value of derivative liabilities of $8,626,569 and interest income on cash and investments held in the Trust Account of $300,882. Changes in operating assets and liabilities used $9,309,644 of cash for operating activities.

For the six months ended June 30, 2021, cash used in operating activities was $323,279. Net income of $1,015,469 was affected by change in fair value of derivative liabilities of $1,685,600 and interest income on cash and investments held in the Trust Account of $54,134. Changes in operating assets and liabilities provided $400,986 of cash for operating activities.

As of June 30, 2022, we had cash and investments held in the Trust Account of $9,528,176. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account to complete our business combination. We may withdraw interest to pay taxes. Through June 30, 2022, the Company withdraw $269,608,786 of interest income from the Trust Account to pay franchise and income taxes and in connection with redemption. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of June 30, 2022, we had $189,147 of cash held outside of the Trust Account. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsors, or an affiliate of the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we would repay the Working Capital Loans out of the proceeds of the Trust Account released to us. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post business combination entity. The warrants would be identical to the KINS Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until December 16, 2022 to consummate a business combination. It is uncertain that the Company will be able to consummate a business combination by this time. Additionally, the Company may not have sufficient liquidity to fund the working capital needs of the Company through one year from the issuance of these financial statements. If a business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after December 16, 2022. The Company intends to complete a business combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any business combination by December 16, 2022. In addition, the Company may need to raise additional capital through loans or additional investments from our Sponsor, stockholders, officers, directors or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, the Company may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through the liquidation date of December 16, 2022.

Related Party Transactions

See “Certain Relationships and Related Party Transactions” for a description of KINS’ related party transactions.

Critical Accounting Policies and Estimates

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Derivative Warrant Liabilities

We account for the KINS Warrants in accordance with the guidance contained in ASC 815-40 under which the KINS Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the KINS Warrants as liabilities at their fair value and adjust the KINS Warrants to fair value at each reporting period. This liability is subject to re-measurement at each Balance Sheets date until exercised, and any change in fair value is recognized in our Statements of Operations. The KINS Private Placement Warrants and the KINS Public Warrants for periods where no observable traded price was available are valued using a binomial lattice model. For periods subsequent to the detachment of the KINS Public Warrants from the Units, the KINS Public Warrant quoted market price was used as the fair value of the KINS Warrants as of each relevant date.

Class A Common Stock Subject to Possible Redemption

We account for our Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our Class A common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ deficit section of our balance sheets.

Net Income Per Common Share

Net income per common stock is computed by dividing net income by the weighted average number of common stock outstanding for the period. The Company has two classes of common stock, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of common stock. Accretion associated with the redeemable shares of Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 as of January 1, 2021, and the adoption did not have an impact on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off- balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $20,000 for office space, administrative and support services to us. We began incurring these fees on December 14, 2020 and will continue to incur these fees monthly until the earlier of the completion of the business combination and its liquidation.

Quantitative and Qualitative Disclosures About Market Risk

As of June 30, 2022, we were not subject to any market or interest rate risk. Following the consummation of the KINS Initial Public Offering, the net proceeds of the KINS Initial Public Offering, including amounts in the Trust Account, have been invested in U.S. government treasury bills, notes or bonds with a maturity of 185 days or less or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding (i) the beneficial ownership of KINS Common Stock as of October 14, 2022 and (ii) the expected beneficial ownership of shares of New CXApp Common Stock immediately following the Closing (the “Ownership Date”) (assuming a “no redemption” scenario and assuming a “maximum redemption” scenario as described below) by:

•

each person who is known to be the beneficial owner of more than 5% of KINS Common Stock and is expected to be the beneficial owner of more than 5% of shares of New CXApp Common Stock post-Business Combination;

•	each of KINS’ current executive officers and directors;
•	each person who will become an executive officer or director of New CXApp post-Business Combination; and
•	all executive officers and directors of KINS as a group pre-Merger, and all executive officers and directors of New CXApp post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days of the Ownership Date.

The beneficial ownership of KINS Common Stock pre-Business Combination is based on 7,838,000 KINS Common Stock issued and outstanding (including shares underlying the KINS Units) as of the Ownership Date, which includes an aggregate of 938,000 KINS Class A Common Stock and 6,900,000 KINS Class B Common Stock outstanding as of such date.

The expected beneficial ownership of shares of New CXApp Common Stock post-Merger assumes two scenarios:

(i)

a “no redemption” scenario where (i) no KINS Public Stockholders exercise their redemption rights in connection with the Merger and (ii) New CXApp issues 6,900,000 shares of New CXApp Common Stock; and

(ii)

a “maximum redemption” scenario where (i) 938,090 KINS Public Shares are redeemed for their pro rata share of the funds in the Trust Account in connection with the Merger and (ii) New CXApp issues 6,900,000 shares of New CXApp Common Stock. This scenario gives effect to KINS Public Share redemptions of 938,090 shares for aggregate redemption payments of approximately $9,474,709. The Merger Agreement includes a condition to the Closing, that, at the Closing, the cash proceeds from the trust account, plus any amount raised pursuant to permitted equity financings prior to closing of the Merger in the aggregate equaling no less than $9.5 million.

The following table does not reflect record of beneficial ownership of any shares of New CXApp Common Stock issuable upon exercise of Public Warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of the Ownership Date.

Unless otherwise indicated, KINS believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Pre-Business Combination					Post-Business Combination
								Assuming
						Assuming No		Maximum
				% of		Redemptions(4)		Redemption(4)
	Number of		% of Class A	Class B	% of	Number of		Number of
	Shares(2)		Common Stock	Common Stock	Common Stock	Shares	%	Shares	%
Name and Address of Beneficial Owner(1)
5% Holders
KINS Capital, LLC(3)	6,150,000		—	89.13%	78.46%	5,211,909	37.77%	6,674,999	48.37%
BlackRock, Inc.(6)	750,000	(5)	—	10.87%	9.57%	525,000	3.80%	225,000	1.63%
ICS Opportunities, Ltd(7)	175,000		18.65%	—	2.23%	175,000	1.26%	*	*
Cubist Systematic Strategies, LLC(8)	92,966		9.91%	—	1.19%	*	*	*	*
Khurram P. Sheikh	6,150,000		—	89.13%	—	5,211,909	37.77%	6,674,999	48.37%
Eric Zimits	—		—	—	—	—	—	—	—
Hassan Ahmed	—		—	—	—	—	—	—	—
Di-Ann Eisnor	—		—	—	—	—	—	—	—
Camillo Martino	—		—	—	—	—	—	—	—
Atif Rafiq	—		—	—	—	—	—	—	—
Allen Salmasi	—		—	—	—	—	—	—	—
All KINS directors and executive officers as a group (7 individuals)	6,150,000		—	89.13%	—	5,211,909	37.77%	6,674,999	48.37%
Directors and Executive Officers Post-Business Combination
Khurram P. Sheikh	6,150,000		—	89.13%	78.46%	5,211,909	37.77%	6,674,999	48.37%
Camillo Martino	—		—	—	—	—	—	—	—
Di-Ann Eisnor	—		—	—	—	—	—	—	—
George Mathai	—		—	—	—	—	—	—	—
Leon Papkoff	—		—	—	—	356,044	2.58%	356,044	2.58%
All New CXApp directors and executive officers as a group (5 individuals)	6,150,000		—	89.13%	78.46%	5,567,953	40.35%	6,506,043	50.95%
*	Less than 1%.
(1)

Unless otherwise noted, the business address of each of those listed in the table above pre- Merger is Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306 and post-Merger is Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306.

(2)

Prior to the Closing, holders of record of KINS Class A Common Stock and KINS Class B Common Stock are entitled to one vote for each share held on all matters to be voted on by the KINS Stockholders and vote together as a single class, except as required by law; provided, that holders of KINS Class B Common Stock have the right to elect all of KINS’ directors prior to the Closing, and holders of the KINS Class A Common Stock are not entitled to vote on the election of directors during such time. Upon the Effective Time, (a) each of the then issued and outstanding KINS Class A Common Stock will convert automatically, on a one-for-one basis, into a share of New CXApp Common Stock and (b) each of the then issued and outstanding KINS Class B Common Stock will convert automatically, on a one-for-one basis, into a share of CXApp Common Stock.

(3)

Represents the holdings of KINS Class A Common Stock of the Sponsor subsequent to the exchange of the Sponsor’s KINS Class B Common Stock into KINS Class A Common Stock immediately prior to the consummation of the Merger pursuant to the terms of the Sponsor Support Agreement. Mr. Khurram P. Sheikh is the managing member of the Sponsor, and as such Mr. Khurram P. Sheikh has voting and investment discretion with respect to the shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of shares held directly by the Sponsor. Mr. Khurram P. Sheikh disclaims beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(4)

The “Assuming No Redemptions” column presentation assumes that no KINS Public Stockholder exercises redemption rights with respect to its KINS Public Shares for a pro rata portion of the funds in the Trust Account and the “Assuming Maximum Redemption” column presentation assumes that KINS Public Stockholders (other than the 5% stockholders named above) holding 938,000 KINS Public Shares exercise their redemption rights and that such shares are redeemed for their pro rata share of the funds in the Trust Account.

(5)	According to a Schedule 13G/A filed with the SEC on February 3, 2022, BlackRock, Inc. has sole voting and dispositive power with regard to 2,000,000 shares of Class A common stock of the Company.
(6)

The registered holders of the referenced shares are funds and accounts under management by BlackRock, Inc. BlackRock, Inc. is the ultimate parent holding company of such funds and accounts. On behalf of such funds and accounts, the applicable portfolio managers, as managing directors of such entities, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts and such portfolio managers is 55 East 52nd Street, New York, NY 10055.

(7)

According to a Form 3 filed with the SEC on August 19, 2022, Millennium Management LLC and/or other investment managers that may be controlled by Millennium Group Management LLC (the managing member of Millennium Management LLC) and Mr. Englander (the sole voting trustee of the managing member of Millennium Group Management LLC) has sole voting and dispositive power with regard to 175,000 shares of Class A common stock of the Company. The business address is 399 Park Avenue, New York, NY 10022.

(8)

According to a Form 4 filed with the SEC on August 15, 2022, Cubist Systematic Strategies, LLC and Mr. Steven A. Cohen has sole voting and dispositive power with regard to 92,966 shares of Class A common stock of the Company. The business address is 55 Hudson Yards, New York, NY 10001.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for CXApp’s executive officers who are named in the “Summary Compensation Table” below. As an emerging growth company, CXApp complies with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which for 2022 require compensation disclosure for CXApp’s principal executive officer and two most highly compensated executive officers other than its principal executive officers. These three officers are referred to as CXApp’s “named executive officers.”

Overview

CXApp has not yet paid any compensation to the individuals who will become its directors or executive officers. The form and amount of the compensation to be paid to each of the Combined Company’s directors and executive officers will be determined by the Combined Company Board as soon as practicable immediately prior to or following the completion of the Business Combination. Each executive officers’ compensation will be established by the Combined Company’s compensation committee which will be comprised solely of independent directors in accordance with Nasdaq listing standards.

The following tables disclose compensation received by the individuals who will be the chief executive officer and the next two most highly compensated executive officers of the Combined Company based on compensation received from KINS, as it relates to the chief executive officer, and Inpixon for the other executive officers for the fiscal years indicated. These executive officers are referred to as “named executive officers” in other parts of this proxy statement/prospectus.

Summary Compensation Table

The following table provides certain information regarding the compensation earned by the named executive officers from their services to KINS or Inpixon, as applicable, during the fiscal years ended December 31, 2021 and 2020.

							All Other
Name and Principal		Salary	Bonus	Stock		Option Awards	Compensation	Total
Position(1)	Year	($)	($)	Awards ($)(2)		($)(2)	($)	($)
Khurram P. Sheikh,	2021	$—	$—	$—		$—	$—	$—
Chief Executive Officer	2020	$—	$—	$—		$—	$—	$—
Leon Papkoff	2021	$283,333.39	$75,000.00	$6,113,029.93	(2)	$—	$—	$6,471,363.32
Chief Product Officer	2020	$350,000.00	$70,000.00	$—		$—	$—	$420,000.00
(1)	The listed principal position of each named executive officer is the principal position each named executive officer is expected to hold with CXApp following completion of the Business Combination. Mr. Sheikh served as Chairman and Chief Executive Officer of KINS. Mr. Papkoff served as Executive Vice President of Experience Apps of Inpixon.
(2)	Represents the fair market value of shares of common stock of Inpixon as of April 30, 2021 issued on March 3, 2022 as an earnout payment pursuant to the terms and conditions of that certain Securities Purchase Agreement pursuant to which Inpixon acquired all of the outstanding capital stock of Design Reactor (the “CXApp Purchase Agreement”) and excludes the value attributed to 1,250,000 shares of restricted stock granted by CXApp in 2021 and acquired by Inpixon in connection with the terms of the CXApp Purchase Agreement.

Narrative Disclosure to the Summary Compensation Table

Khurram P. Sheikh, our anticipated chief executive officer, did not receive any compensation for his services to KINS during the fiscal years ended December 31, 2021 and 2020.

Leon Papkoff, our anticipated chief product officer, received (i) a salary of $283,333.39, a bonus of $75,000.00 and stock awards valued at $6,113,029.93 (representing the fair market value of shares of common stock of Inpixon as of April 30, 2021 issued on March 3, 2022 as an earnout payment pursuant to the terms and conditions of the CXApp Purchase Agreement and excludes the value attributed to 1,250,000 shares of restricted stock granted by CXApp in 2021 and acquired by Inpixon in connection with the terms of the CXApp Purchase Agreement) as compensation for his services to Inpixon during the fiscal year ended December 31, 2021; and (ii) a salary of $350,000.00 and a bonus of $70,000.00 as compensation for his services to Inpixon during the fiscal year ended December 31, 2020.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding unexercised options, unvested stock, and/or equity incentive plan awards issued to our named executive officers as of December 31, 2021.

Executive Compensation Arrangements — Post-Closing Arrangements

Post-Closing Employment Agreements

We plan to enter into employment agreements with our chief executive officer, chief financial officer and chief product officer at or prior to the consummation of the Business Combination. Although the terms of these agreements are still being finalized, we expect that the agreements will have a fixed term of years, with annual renewals thereafter, subject to termination in accordance with each agreement’s terms and conditions. We expect that each executive will be entitled to an annual salary, to be reviewed each year, an annual target bonus opportunity (calculated as a percentage of salary) paid in cash, and an equity incentive grant. We also anticipate that the executives will be entitled to customary severance and change of control provisions in their respective agreements.

2022 Equity Incentive Plan

In connection with the Business Combination, the KINS Board is expected to adopt the CXApp Inc. 2022 Equity Incentive Plan, subject to stockholder approval, in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including the named executive officers), independent contractors and directors of the Combined Company and its affiliates, which is essential to the Combined Company’s long term success. A summary of the Incentive Plan is set forth in the “Proposal No. 6 — The 2022 Incentive Plan Proposal ” section of this joint proxy statement/prospectus and a complete copy of the Incentive Plan is attached to the proxy statement/prospectus as Annex I.

Post-Combination Executive Compensation

Following the closing of the Business Combination, we intend to develop an executive compensation program, which will be approved by our post-Merger compensation committee, that is designed to align compensation with business objectives and the creation of stockholder value, while enabling us to attract, motivate and retain individuals who contribute to our long-term success.

Director Compensation

Inpixon Practice

Cash Compensation

Under Inpixon’s non-employee director compensation policy in effect during 2021, each director is eligible to receive $30,000 per year for their services rendered on the Inpixon Board, $15,000 per year for service as the audit committee chair, $10,000 per year for service as the compensation committee chair, $6,000 per year for service on the audit committee, $4,000 per year for service on the compensation committee, and $2,500 per year for service on the nominating committee.

Non-employee members of the Inpixon Board are also reimbursed for expenses incurred in connection with such service.

Equity Compensation

Pursuant to Inpixon’s non-employee director compensation policy, each non-employee director is eligible to receive an annual non-qualified stock option to purchase up to 20,000 shares of Inpixon Common Stock, subject to the approval of the Inpixon Board.

Going Forward

Following the closing of the Business Combination, we expect that the Combined Company Board will implement an annual compensation program for its non-employee directors. The material terms of this program are not yet known and will depend on the judgment of the members of the Combined Company Board based on advice and counsel of its advisors.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Charter, which will be effective upon consummation of the Business Combination, contains provisions that limit the liability of the Combined Company’s directors for damages to the fullest extent permitted by Delaware law. Consequently, the Combined Company’s directors will not be personally liable to the Combined Company or its stockholders for damages as a result of an act or failure to act in his or her capacity as a director, unless:

●	the presumption that directors are acting in good faith, on an informed basis, and with a view to the interests of the corporation has been rebutted; and
●	it is proven that the director’s act or failure to act constituted a breach of his or her fiduciary duties as a director and such breach involved intentional misconduct, fraud or a knowing violation of law.

The Proposed Charter requires the Combined Company to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents. The Combined Company plans to maintain a directors’ and officers’ insurance policy pursuant to which the Combined Company’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Proposed Charter prohibits any retroactive changes to the rights or protections or increasing the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, the Combined Company will enter into separate indemnification agreements with the Combined Company’s directors and officers. These agreements, among other things, require the Combined Company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Combined Company’s directors or officers or any other company or enterprise to which the person provides services at the Combined Company’s request.

We believe these provisions in the Proposed Charter are necessary to attract and retain qualified persons as directors and officers for the Combined Company following the completion of the Business Combination.

INFORMATION ABOUT CXAPP

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to CXApp prior to the consummation of the Merger.

Overview

CXApp’s platform is a workplace experience platform for enterprise customers. Our technologies and solutions help enterprise customers deliver a comprehensive business journey in a work ‘from-anywhere’ world for employees, partners, customers and visitors. CXApp offers native mapping, analytics, on-device positioning (or ODP) and applications technologies that aim to bring people together.

Our customers use our enterprise solutions in a variety of ways, including, but not limited to, workplace experience, employee engagement, desk and meeting room reservations, workplace analytics, occupancy management, content delivery, corporate communications and notifications, event management, live indoor mapping, wayfinding and navigation.

Our enterprise app platform is the intersection of technology, intelligence, automation and experience for today’s hybrid workplace and the workplace of the future.

Corporate Strategy

The office, now, is everywhere. We believe that giving employees and teams the ability to manage different types of ‘office scenarios’ from their personal device will be the dominating path forward for a lot of companies.

We believe mobile apps are the only technology that can clearly communicate with employees, other technologies, and physical spaces. Enterprise organizations are considering mobile apps imperative for the successful management of distributed workforces, and the changing office landscape. Over the next 5 years, we believe all enterprise organizations will be using a mobile app to manage their workplace experience initiatives.

We believe CXApp is uniquely positioned as the connection point of hybrid workplace models — bringing people together through a workplace experience app that helps companies build a more meaningful and productive work experience. We put key technologies, employee engagement initiatives, workplace automation and best practices into action with a comprehensive approach to the workplace — so employees and operations can make faster, reliable, data-driven decisions that influence performance and improve productivity.

Through our strategic growth model, we aim to connect every experience in the workplace with the CXApp platform no matter who you are, where you are, or what you’re doing.

Business Model

The CXApp workplace solution is a SaaS product for enterprise organizations, distributing a mobile app to all employees within the organization. It includes a content management system (or CMS) so customers can adjust configurations for their workplace settings autonomously and spontaneously.

Our pricing structure consists of recurring software fees as well as a professional service fee to setup and deploy a new location or campus, including digitized maps and configurations at the global and regional level.

Technology Overview

CXApp’s platform is a comprehensive workplace experience solution, helping customers drive engagement across their global workforce by introducing a mobile-first mindset to everyday interactions and business needs. We bring workplace experience initiatives together in one hassle-free system so customers don’t have to host, manage, support or maintain. We believe this results in low cost, low overhead and easy maintenance.

The benefits of our technology platform include but are not limited to:

●	Our platform is built on a SaaS model with off-the-shelf product and services requiring minimal customization.
●	Multiple uses, features, technology and partners are all pulled into one platform, creating a central hub.
●	Regular updates, ongoing enhancements and maintenance are performed to ensure all customer apps are built with industry best practices.
●	All customer apps are hosted in an exclusive cloud instance for increased security and reliability.
●	Each customer has access to their own content management system compliance and authentication, built into the platform.
●	The iOS mobile app is natively built with the latest version Swift framework.
●	The AndroidX mobile app is natively built with the latest version AndroidX framework.
●	Security and data privacy protocols are compliant with the EU General Data Protection Regulation and have an ISO 27001 certification.
●	Additional security clearances include SSL/TLS 1.2 for Google App Engine, AES256 bit Advanced Encryption and Google Cloud Key Store.

Products and Services

Our workplace experience solution is a software-as-a-service (or SaaS) platform for the enterprise. Our technology platform delivers the following core components that work in combination to deliver an incredible experience for companies around the world.

•

Workplace Experience — Our workplace experience solution enhances employee experience by providing organizations with a holistic, location-aware, customer-branded employee app for a more connected workplace. This solution helps organizations provide a frictionless work environment to employees with features such as: hot desk and room booking, indoor navigation with turn-by-turn directions on a digital map, company-wide news feeds, an in-app company directory of colleagues and workplace amenities, as well as bookable opportunities and experiences. Our clients include facilities teams solving space utilization challenges, workplace operations teams building incredible experiences for employees and IT teams focused on streamlining their tech stacks to boost productivity and efficiency.

•

Hybrid Meeting — Our executive briefing solution helps enterprise organization create high-touch, high-value, and personalize customer journeys for in-office, remote and hybrid meetings. Our hybrid solution offering streamlines multi-point customer experiences through one environment with support for multiple meetings and diversified locations, agendas for single or multi-day uses, and customizable components for every customer briefing program.

•

Hybrid Events — Our hybrid event solution provides both mobile app and virtual event capabilities to connect tens of thousands of remote and in-person audiences through a fully branded, end-to- end event journey. Our hybrid event platform can host multiple events for enterprise organizations and support ongoing event engagement touchpoints to attendees before, during, and after the event through features such as customizable agendas, real-time activity feeds, instant notifications and more.

•

Mapping Solutions — Our indoor mapping solution helps enterprise organizations add intelligence to complex indoor spaces by integrating business data with geospatially accurate indoor maps to create relevant views of indoor environments. Indoor mapping is integral to supporting location-aware, “internet of things” (or IoT) enabled smart office touchpoints. Developers use our mapping solution to bring indoor maps to apps, enabling multiple uses with a single set of maps. This product is intended to serve as a digital twin of a physical space facilitates and can be used for facility management, security, customer or worker experiences, asset tracking and more.

•

Analytics Dashboard — Our robust cloud-based analytics dashboards give enterprise organizations insights into how real estate, technology and people interact across the workplace, so they can make business decisions to unlock savings, improve employee experience or optimize services. With our analytics platform, we allow data from multiple sensors and data sources (third party sensors, native mapping solutions and data) to be visualized for action by workplace operations teams.

•

On-Device Positioning (or ODP) — Our on-device positioning technology, commonly known as “blue dot”, enables powerful location-based uses and builds upon our mapping offering to give enterprises clients a seamless way to provide navigation assistance within a venue (workplace, event show floor etc.). Our solution displays a user’s precise location and runs on a smartphone, smartwatch or other IoT wearable device and can operate without the internet.

Product Roadmap and Enhancements

Our ability to adapt to technological advancements within our industry is critical to our long-term success and growth. As a result, our executive management must continuously work to ensure that it remains informed and prepared to quickly adapt and leverage new technologies within our product and service offering as such technologies become available. In connection with that goal, our product roadmap development plans include expanding the use of augmented reality (or AR) and 3D mapping, new integrations with our partners to connect enterprise services to our app, changes to our desk booking solution to allow faster and more informed decision making by the user and improving our on-device positioning solutions.

●	Positioning Innovation Powered by Machine Learning — We are looking to expand our use of machine learning and neural networks to improve positioning accuracy, reliability and range for our positioning and mapping. These improvements will impact our on-device positioning technology used to provide an indoor blue dot for enterprise customers. Following these enhancements, we believe our products should be able to assist in providing predictive, more accurate, bidirectional location information to secure and optimize our deployments using hardware that includes iOS and Android smartphones, IoT sensors, access points or BLE beacons. In addition, we intend to explore predictive AI models across our workplace experience platform to provide more actionable insights to our customers on their indoor spaces and how these spaces are being utilized.
●	Mapping, Digital Twin, and Augmented Reality — Our advanced mapping platform is built with a set of developer tools to power an infinite number of experiences across multiple platforms. We are looking into investing in laser imaging, detection, and ranging (or LIDAR) research and technology to aid map development and points of interest (or POI) location in a deployment. AR technologies may be used to both display and capture spatial data that can be overlaid with the rich, profile-based maps in our CMS. We believe this expansion will allow us to explore new navigation uses, applications for deployment of assets and possibilities for optimization in manufacturing and office environments.
●	App — With the addition of our on-device positioning technology and the expanding usage of apps in the workplace, particularly campus-style and large building environments, we will invest research and development (or R&D) resources in improving our app capabilities, enhancing our software development kits (or SDKs) and adding new functionality to support integration with workplace systems and tools. Our application programming interface (or API) and SDK integrations with customers that provide conferencing, collaboration, delivery, secure lockers, access control, parking and IoT management are key differentiators that we believe make our app the gateway for our customers.
●	Analytics and Insights — We provide data science analytics in the cloud, along with specially optimized algorithms that are intended to increase usability of the data we collect for our customers. We will invest in opportunities to expand this offering, with the goal to allow customers to export data to internal business intelligence systems and to upload additional datasets that might include security systems, or occupancy information. Our plan is for our system to deliver data reporting and visualizations to the user combining these data sources.
●	Augmented Reality (or AR) and 3D — Our augmented reality SDKs allow businesses to easily scan a space and subsequently attach AR content persistently to any position in the world. Investing in this technology will help with visual asset tracking without beacons, digital twin creation and applications for the metaverse or other applications.

Industry Background

Around 2009, we saw digital transformation initiatives begin to impact the corporate workplace, manifesting across components such as conference room signage, room booking, next-gen intranets, and transparent communications. Technology offered an easy way to begin to integrate these elements into the workplace.

Companies were slowly moving towards flexible work models, desk booking and sensor integrations. But timelines for digital workplace transformation were expedited during the pandemic. Since more people were ‘stuck at home’ during this timeframe, especially in the corporate sector, workplace tools emerged to satisfy niche uses.

As more third party platforms were introduced to the workplace ecosystem, data, information, and experiences became increasingly siloed. Now, mobile apps are proving to be the main connection point to plug into multiple platforms and bring every experience into one mobile command center. As the workplace and common workday interactions become more accessible and tied together through a single mobile app, we’re seeing efficiencies across workplace experience, boosts in productivity, reduced overhead, and increased insights into key workplace initiatives.

As more tools and systems connect together, comprehensive workplace analytics will become crucial for job roles such as corporate real estate, facilities, and even human resources as they’ll be able to glean cross- platform, actionable insights that impact spaces, technology, and the people that use them.

As we move towards new versions of the workplace, post-pandemic, analysts and industry experts believe hybrid work will remain, but each company will be responsible for defining and managing their own protocols, expectations, and operating ratios. We see a fruitful opportunity where workplace technology apps are significantly growing as more companies adopt this technology to manage hybrid workplaces and bring distributed teams together.

Trends

We have observed that companies want employees back in the office 3-5 days a week, but employees need more engagement to bring them back in the post-pandemic environment. Pressing issues and considerations include disinterest in ‘the purpose’ of the office, uncertainty of colleague’s in-office status, a growing inequity of the hybrid work model, apprehension of densely occupied places, and overall disengagement from employees.

There are things real estate, operations, workplace experience, IT teams and cross-functional groups can do to set-up the workplace for success such as increasing communication, automating interactions, and having better insights into how space is being utilized. This means investment in IoT, mobility, and cloud solutions to keep the people and technology in the new workplace connected.

As teams continue to re-enter the post-pandemic workplace in phases and at reduced capacities, we believe a mobile app is more relevant than ever, as a connection point for an increasingly distributed workforce.

We believe trends that work in our favor include:

●	Heavy and Complex Tech Stacks. As more technologies come online to fulfill niche uses, the market becomes saturated, and employees and operations personnel are inundated with app overload, heavy and somewhat complex tech stacks, and increased expenses. Our one-app approach and open ecosystem uniquely position CXApp as a one-stop shop for workplace experience, tying multiple uses together.
◾	Incomplete and Inaccurate Occupancies. With a hybrid model, desks are no longer a 1:1 ratio leading to confusion around who is sitting where and when. With point-solutions, companies can wind up with ghost bookings, double-bookings, or gaps across core collaboration capabilities for teams. Our native desk booking and room reservation technology support advanced reservation, hot- desking or on-demand reservations, team insights, and integration with sensors to always provide the most accurate inventory.
●	Changing Spaces and Places. The average corporate campus encompasses dozens, if not hundreds, of points of interest — including workstations, conference rooms, dining areas, lobbies, offices, fitness studios and collaboration zones. With a hybrid work setting, space has become more flexible and some areas are no longer fixed points of interests. Spaces can easily be reconfigured to serve a better purpose if they’re being underutilized. There is no longer a ‘normal workday’ where employees show up to the same cube on the same floor and eat at the same café. It’s become a scramble. We believe our mapping solution and blue dot capabilities make it easier for employees to navigate changing workplace environments and easily locate new desks, new spaces, and find people while on- the-go.

The new world of work is a combination of technologies shaped by physical, virtual, and augmented experiences that make up the how, when, where, and sometimes why we show up. Offices, now, are considered innovation hubs and collaboration centers that attract and connect talent and inspire innovation.

We believe successful organizations will turn to mobile apps to welcome employees back to the office, manage expectations, better support a hybrid work model, enable data-informed decisions, and deliver excellent experiences to employees.

Market Size

The global digital workplace market size was valued by research analysts at $27.33 billion in 2021 and is expected to expand at a compound annual growth rate (or CAGR) of 22.3% from 2022 to 2030. Research analysts believe that the current growth in this market can be attributed to the increased digitalization, increasing demand for desktop-as-a-service, and growing demand for employees for greater flexibility in terms of work-life balance. With the outbreak of the COVID-19 pandemic, businesses have shifted to remote working and transformed their technologies to create a digital workplace to ensure business continuity.

The global virtual events market size was valued by research analysts at $114.12 billion in 2021 and is anticipated to expand at a CAGR of 21.4% from 2022 to 2030. Research analysts anticipate that the widespread use of collaboration and communication tools in various industries and industry verticals, including retail & e-commerce, healthcare, manufacturing, construction, and education, among others, will boost the market growth during the forecast period.

The global workplace experience apps market in the commercial office space was estimated by research analysts at $406 million in 2020, and is expected to rise to $988 million by 2025, growing at a rate of 19% CAGR.

The occupancy analytics market in the commercial office space (for systems sales) was estimated by research analysts at $2.17 billion in 2019, and is expected to rise to $5.73 billion by 2024, growing at a rate of 21.5% CAGR. We estimate that the workplace experience apps market is around 15% of this overall occupancy analytics market.

Growth Strategy

Since our core workplace product’s inception in 2017, our go to market strategy was direct to customer focusing on the Fortune 3000 enterprise space. This has benefited us by acquiring customers from the Fortune 500 across financial services, media and software industries, allowing us to emerge in what we believe is a leadership role for enterprise companies looking for workplace technology.

We also established a technology partner program that we believe is strong and has served us well. As of today, we have more than 75 partners, including but not limited to digital lockers, sensors and single sign-on (or SSO) platforms, which allows us to offer seamless integration and workflow for delivering a holistic employee experience application.

Part of our future growth strategy includes, but is not limited to, the following strategic initiatives:

●	Continue to grow our native development roadmap to align with market trends and new features to support companies and industries going through digital transformation and hybrid workforce models.
●	Take our existing direct sales team and expand into new verticals.
●	Continue to grow our foundational channel partner program to forge mutual relationship between other workplace technologies that want to become integrators and/or resellers.
●	Build a robust sales and marketing roadmap to increase awareness and open channel opportunities, program opportunities and cross-marketing opportunities with existing industry associations and organizations to become thought leaders and trusted advisors in the work tech sector.

Research and Development Expenses

Our plans include investments in research and development and related product enhancement opportunities. Our management believes that we must continue to dedicate a significant number of resources to research and development efforts to maintain a competitive position. Our products intersect many emerging fields including AI, the metaverse, augmented reality and space management, and we plan to continue to innovate and patent new methods to solve problems for our customers.

Sales and Marketing

We utilize direct sales and marketing through sales representatives, who are compensated with a base salary and, in certain instances, may participate in incentive plans such as commissions or bonuses. To generate demand for our products and services, we utilize account-based marketing initiatives, lead gen and demand gen programs, tradeshows, webinars and other direct and indirect marketing activities to reach our target audience. Additionally, we have dedicated resources to support and grow our business through strategic channel and technology partner opportunities.

Our products are primarily sold on a recurring SaaS license model along with one-time implementation costs (for professional services). The SaaS model is typically for a multi-year contract and includes maintenance upgrades. It is common for our customers to expand our products to additional locations as well as implement new features resulting in additional revenue potential.

Customers

We believe in a unified workplace where employees have on-demand access to real-time communications, collaboration and contextual experiences in one app — from employee to employee, building to building, campus to campus. Customers use the CXApp platform to streamline operations in a single mobile app platform to deliver the best possible experience to employees whether they are on-site, in-person and everywhere in between.

We believe our unique approach to workplace apps offers customers a feature-rich, white label experience allowing the in-app experience to reflect each customer’s distinct business goals and brand identity. We go beyond point-solutions, offering a robust product that serves multiple uses backed by native applications, technology partner integrations and workplace analytics that help employees and operations make data-informed decisions.

Our customers include Fortune 1000 enterprises primarily in the United States with deployments globally across industries, including but not limited to software/technology, financial services, next-gen auto manufacturing, entertainment and life science companies. A list of customers is available on our website at www.thecxapp.com.

Competition, Strengths, and Differentiation

For our workplace experience app, events and executive briefing center products we compete with companies such as Eptura, Modo Labs, HqO, Robin Powered and Comfy. For our mapping product, we compete with companies such as MappedIn, Mapwize and Esri. For our events product, we compete with companies such as Cvent, Double Dutch and Event Base.

We believe we offer a unique and differentiated approach to the market with our workplace experience app that our competition is currently not positioned/not capable of servicing, as described below.

●	One App. We understand today’s workplace is a collection of spaces, people, activity-based work, virtual and physical interactions, culture, experiences and the technology that binds them. CXApp has built a mobile command center through a single workplace app that helps enterprise companies build culture, foster innovation, empower employees, and create equitable experiences for a distributed workforce.
●	Delivering On Experience. The CXApp platform is the connection point for every employee across your workforce. We have built a culture around workplace experience and help companies deliver that experience direct to employees to help attract and retain top talent, keep employees engaged and invested in company culture, and support them through a hybrid workforce model that is easy to navigate and easy to use.

●	Comprehensive Uses. The CXApp technology supports a multitude of uses for enterprise organization including but not limited to, workplace experience, mapping, meeting room reservations, desk booking, campus directories, navigation, facility management, analytics and security, across numerous industries in both the private and public sector.
●	Growing Ecosystem. With a strong partner ecosystem and broad product integrations (Slack, Zoom, Office365, G-suite, Okta, ServiceNow, etc.) our smart office app serves as the gateway to corporate communications and productivity portfolio. We have over 75 partner integrations and collaborative approach to creating a workplace ecosystem that helps customers streamline their technology stack and reduce app overload.
●	Scalable Solution. We are built to support customers’ expanding needs and uses. Our solution allows for employee growth and can aid on-boarding and employee orientation. We make it easy to add campus locations around the globe as our clients expand their workforce.
●	Technology-agnostic. We embrace an ecosystem of hardware, software, integration and distribution partners welcoming integration and synchronization with third-party data and systems in combination with our platform. Our open architecture is designed to enable the integration of disparate technologies, preserve investment and avoid obsolescence. APIs make it possible to move data in and out of our platform. Our SDKs enable developers to build new apps or to integrate location data into their existing mobile apps, websites or kiosks.

Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, copyrights and trade secrets, including know-how, license agreements, confidentiality procedures, non- disclosure agreements with third parties, employee disclosure and invention assignment agreements and other contractual rights. We do not believe that our proprietary technology is dependent on any single patent or copyright or groups of related patents or copyrights. We believe the duration of our patents is adequate relative to the expected lives of our products. Our patent portfolio offers protections including detecting objects and positioning in a 3D environment, indoor navigation with sensor fusion, wireless signal fingerprinting, source-based anonymity and time synchronization methods.

Government Regulation

In general, we are subject to numerous federal, state and foreign legal requirements on matters as diverse as data privacy and protection, employment and labor relations, immigration, taxation, anticorruption, import/export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition.

Violations of one or more of these diverse legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations. To date, compliance with these regulations has not been financially burdensome.

Employees and Management

As of September 30, 2022, we have 88 employees and 43 contractors which includes all employees and contractors of the subsidiaries of the Enterprise Apps Business, and includes 3 management personnel, 10 sales personnel, 2 marketing personnel, 61 technical and engineering personnel and 12 finance, legal and administration personnel.

Nadir Ali currently serves as Chief Executive Officer of CXApp and Wendy Loundermon currently serves as the Chief Financial Officer of CXApp. Both Mr. Ali and Ms. Loundermon will resign their positions upon the consummation of the Merger. Mr. Ali and Ms. Loundermon are being compensated for their roles with CXApp by Inpixon and receive no compensation from CXApp.

Corporate History

On March 16, 1998, Design Reactor, Inc. (“Design Reactor”), our operating subsidiary, was incorporated in California as a statutory close corporation.

On June 22, 2001, Smart Medium, Inc., a California corporation was merged into Design Reactor.

On April 30, 2021, Inpixon acquired over 99.9% of the outstanding capital stock of Design Reactor pursuant to the terms of a stock purchase agreement from various sellers party thereto. On May 10, 2021, Inpixon acquired the remaining interest of Design Reactor and now own 100% of the outstanding capital stock of Design Reactor.

Following its acquisition of Design Reactor, Inpixon combined Design Reactor’s business with the following businesses:

•

Certain technology and intellectual property, including patents, related to the analytics business acquired by Inpixon, through Inpixon Canada as purchaser, in connection with its acquisition of all of the issued and outstanding capital stock of Locality Systems Inc. on May 21, 2019.

•

Inpixon’s mapping product, which Inpixon acquired in connection with the acquisition of Jibestream, Inc. on August 15, 2019, and which was amalgamated into Inpixon Canada (as defined below) on January 1, 2020.

•

Inpixon’s suite of on-device “blue-dot” indoor location and motion technologies, including patents, trademarks, software and related intellectual property, which Inpixon acquired from Ten Degrees Inc., Ten Degrees International Limited (“TDIL”), mCube International Limited (“MCI”), the holder of a majority of the outstanding capital of TDIL, and mCube, Inc., the sole stockholder of 100% of the outstanding capital stock of MCI, on August 19, 2020.

•

Certain computer vision, robust localization, large-scale navigation, mapping and 3D reconstruction technologies (collectively, the “AR Technology”), the intellectual property and patent applications underlying the AR Technology, Inpixon acquired in connection with its acquisition of substantially all of the assets of Visualix GmbH i.L. (the “Visualix”) via an asset purchase agreement with Visualix, its founders and Future Energy Ventures Management GmbH on April 23, 2021.

CXApp was incorporated under the laws of the State of Delaware on September 19, 2022 specifically for the purpose of effecting the Separation and is currently a wholly-owned subsidiary of Inpixon. CXApp has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions. Pursuant to the Separation and Distribution Agreement, (i) Inpixon will undertake a series of internal reorganization and restructuring transactions to effect the transfer of its (direct or indirect) ownership of the Enterprise Apps Business to CXApp in the Separation and (ii) immediately prior to the Merger and after the Separation, Inpixon will distribute 100% of the outstanding shares of CXApp Common Stock to Inpixon securityholders in the Distribution.

Corporate Information

We have three operating subsidiaries: (i) Design Reactor, Inc., a California corporation (which we refer to as Design Reactor), 100% of the capital stock of which is owned by Inpixon; (ii) Inpixon Canada, Inc., a British Columbia corporation, based in Coquitlam, British Columbia (which we refer to as Inpixon Canada), 100% of the capital stock of which is owned by Inpixon; and (iii) Inpixon Philippines, Inc., a Philippines corporation (which we refer to as Inpixon Philippines), 99.97% of the capital stock of which is owned by Inpixon. In connection with the Internal Reorganization and the Separation, Inpixon will contribute its ownership interests in Design Reactor, Inpixon Canada and Inpixon Philippines to CXApp, on the terms and subject to the conditions of the Separation and Distribution Agreement.

Our principal executive offices are located at Four Palo Alto Square, 3000 El Camino Rd., Suite 200, Palo Alto, CA 94306. Our Canadian subsidiary maintains offices in Toronto, Ontario and our Philippines subsidiary maintains offices in Manila, Philippines. Our Internet website is www.thecxapp.com. The information on, or that can be accessed through, our website is not part of this report, and you should not rely on any such information in making any investment decision relating to our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DESIGN REACTOR, INC. AND SUBSIDIARIES

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited financial statements and related notes. Some of the information contained in this discussion and analysis or set forth elsewhere, including information with respect to its plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. You should read the “Forward-Looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The following discussion refers to the financial results of Design Reactor, Inc. and Subsidiaries, for the years ended December 31, 2021, December 31, 2020 and for the six-month periods ended June 30, 2022 and 2021. For purposes of this following discussion the terms “we”, ‘our” or “us” or “the Company” and similar references refers to Design Reactor, Inc. and Subsidiaries and its affiliates. Except for per share data and as otherwise indicated, all dollar amounts set out herein are in millions.

Overview of Our Business

Design Reactor, Inc. and subsidiaries is in the business of delivering intelligent hybrid workplace and event experiences. Our solutions and technologies help organizations create and redefine exceptional workplace experiences with remote and in-person solutions. We leverage our on-device positioning, mapping, analytics and app technologies to achieve higher levels of productivity and performance, increase connectivity, improve worker and employee satisfaction rates and drive a more connected workplace. We have focused our corporate strategy on being the primary provider of the full range of foundational technologies needed in order to offer a comprehensive suite of solutions that create equitable experiences in the workplace and in hybrid events.

Our enterprise apps business solutions are used by our customers for a variety of use cases including, but not limited to, employee and visitor experience enhancement through a customer branded app with features such as desk booking, wayfinding and navigation, and the delivery of content to tens of thousands of attendees in hybrid events.

Design Reactor, Inc. and subsidiaries is a wholly owned subsidiary of Inpixon (“Parent”) and the Company’s financial statements consist of Design Reactor, Inpixon Canada and select assets, liabilities, revenues and expenses of Inpixon and Inpixon India (collectively the “Company,” “we,” “us” or “our”), show the historical combined carve-out financial position, results of operations, changes in net investment and cash flows of the Company. The Company’s combined carve-out financial statements have been derived from the accounting records of Design Reactor, Inpixon Canada, select assets, liabilities, revenues and expenses of Inpixon and Inpixon India (excluding Game Your Game, Active Mind Technology Limited, Inpixon GmbH, Inpixon Limited, IntraNav and Nanotron) on a carve-out basis and should be read in conjunction with the accompanying notes thereto. The Company’s combined carve-out financial statements do not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity nor are they indicative of future results of the Company.

The combined carve-out operating results of the Company have been specifically identified based on the Company’s existing divisional organization. The majority of the assets and liabilities of the Company have been identified based on the existing divisional structure. The historical costs and expenses reflected in the Company’s financial statements include an allocation for certain corporate and shared service functions. Management believes the assumptions underlying our combined carve-out financial statements are reasonable. Nevertheless, our combined carve-out financial statements may not include all of the actual expenses that would have been incurred had we operated as a standalone company during the periods presented and may not reflect our results of operations, financial position and cash flows had we operated as a standalone company during the periods presented. Actual costs that would have been incurred if we had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. We also may incur additional costs associated with being a standalone, publicly listed company that were not included in the expense allocations and, therefore, would result in additional costs that are not reflected in our historical results of operations, financial position and cash flows.

Recent Events

2021 Strategic Transactions

Visualix Asset Purchase Agreement

On April 23, 2021, Inpixon entered into an asset purchase agreement (the “Asset Purchase Agreement”) by and among Inpixon, Visualix GmbH i.L. (the “Visualix”), Darius Vahdat-Pajouh and Michal Bucko (each, a “Founder,” and collectively, the “Founders”), and Future Energy Ventures Management GmbH (“FEVM”) pursuant to which Inpixon acquired certain computer vision, robust localization, large-scale navigation, mapping, and 3D reconstruction software technologies and intellectual property (collectively, the “Visualix Assets”). In accordance with the terms of the Asset Purchase Agreement, Inpixon purchased the Visualix Assets and certain patent applications related to the Visualix Assets from FEVM.

In consideration of the transactions contemplated by the Asset Purchase Agreement, Inpixon:

(i)	remitted a cash payment in the amount of Fifty Thousand Euros (EUR 50,000) to Visualix;
(ii)	issued 316,768 shares of Inpixon’s Common Stock to Visualix; and
(iii)	issued 52,795 to shares of Inpixon’s Common Stock to FEVM.

The Asset Purchase Agreement includes customary representations and warranties, as well as certain covenants, including, inter alia, that the Founders are hired as employees of Inpixon GmbH and Visualix and the Founders shall not, for a period of two (2) years following the closing date, directly or indirectly, compete with Inpixon in the sectors of Mapping and Localization Technology (as defined in the Asset Purchase Agreement). The Visualix Assets were contributed to the Company by Parent.

CXApp Acquisition

On April 30, 2021, Inpixon completed the acquisition of over 99.9% of the outstanding capital stock of Design Reactor, Inc., dba The CXApp, a California corporation (“The CXApp”), pursuant to the terms of that certain Stock Purchase Agreement, dated as of the Closing Date (the “Stock Purchase Agreement”), by and among Inpixon, The CXApp, the sellers set forth on the signature page thereto and each other person who owns outstanding capital stock of The CXApp (“CXApp Shares”) and executes a joinder to Stock Purchase Agreement (collectively, the “Sellers”), and Leon Papkoff, as Sellers’ Representative (the “Sellers’ Representative”). The CXApp is a leading SaaS app platform that enables corporate enterprise organizations to provide a custom-branded, location-aware employee app focused on enhancing the workplace experience and hosting virtual and hybrid events.

On the closing date, the Sellers sold all of their CXApp Shares to Inpixon in exchange for consideration of (i) approximately $22.5 million in cash, minus The CXApp’s transaction expenses, plus The CXApp’s closing cash, minus stock option payouts, minus the amount that equals 70% of deferred revenue as of the Closing Date, subject to such other adjustments set forth in the Stock Purchase Agreement, including a post-closing working capital adjustment (such amount, the “Cash Purchase Price”), of which $4.9 million (the “Holdback Amount”) was retained from the Cash Purchase Price to secure the Sellers’ indemnification obligations under the Purchase Agreement, for a period of 18 months from the closing date and (ii) 8,820,239 shares of Inpixon’s common stock, which were valued at approximately $10 million based on a share price of $1.13 (the “Per Share Price”), which was the closing price of Inpixon’s common stock immediately prior to executing the Stock Purchase Agreement (such shares, the “Purchaser Shares” and together with the Cash Purchase Price, the “Consideration”). In addition, Inpixon agreed to pay up to $12.5 million in contingent earnout payments, subject to certain adjustments (the “Earnout Payment” and together with the Cash Purchase Price and the Purchaser Shares, the “Aggregate Purchase Price”), payable in shares of Inpixon’s Common Stock at the Per Share Price (the “Earnout Shares”).

On May 10, 2021, Inpixon, The CXApp and the non-signing Seller executed a Joinder to Stock Purchase Agreement pursuant to which Inpixon purchased such Non-Signing Seller’s CXApp Shares in exchange for approximately $0.5 million in cash and 29,299 shares of Inpixon Common Stock. As of such time, Inpixon now owns 100% of The CXApp.

On December 30, 2021, Inpixon entered into an Amendment to the Stock Purchase Agreement (the “Amendment”), with the Sellers’ Representative, pursuant to which the parties to the Stock Purchase Agreement agreed to: (i) amend the amount of the earnout target (as defined in the Stock Purchase Agreement) from $8.3 million to $4.2 million in revenue; (ii) amend the duration of the earnout period from the period from the closing date through the twelve (12) month anniversary of the closing date to the period from the closing date through December 31, 2021; and (iii) eliminate the Sellers’ Representative’s right to accelerate the Earnout Payment upon a sale or change of control of Inpixon. The amendments are anticipated to result in certain tax advantageous benefits for Inpixon in addition to aiding in facilitating the integration of business operations.

On March 3, 2022, Inpixon entered into a Second Amendment to the Stock Purchase Agreement with the Sellers’ Representative, pursuant to which the parties agreed that withholding taxes payable by the Sellers, as applicable, in connection with the issuance of the Earnout Shares would be offset up to the aggregate amount payable to such Seller by Inpixon from the Holdback Amount and the Holdback Amount would be reduced by an equal amount. On March 3, 2022, Inpixon issued 10,873,886 shares of Inpixon’s Common Stock to the Sellers in connection with the satisfaction of the Earnout Payment. The assets and liabilities acquired in connection with acquisition of the CXApp was contributed to the Company by the Parent.

Jibestream, Inc. Acquisition

On August 15, 2019, Inpixon acquired their Inpixon Mapping product in connection with the acquisition of Jibestream, Inc. (“Jibestream”) which was amalgamated into Inpixon Canada on January 1, 2020.

Locality Systems, Inc. Acquisition

On May 21, 2019, Inpixon completed the acquisition of 100% of the outstanding capital stock of Locality Systems, Inc. (“Locality”), including its wireless device positioning and RF augmentation of video surveillance systems through Inpixon’s subsidiary, Inpixon Canada. The video management system (“VMS”) integration, which is currently available for a number of VMS vendors, can assist security personnel in identifying potential suspects and tracking their movements cross-camera and from one facility to another. The solution is designed to enhance traditional security video feeds by correlating RF signals with video images.

Ten Degrees, Inc. Agreement

On August 19, 2020, Inpixon entered into an agreement with Ten Degrees Inc. (“TDI”), Ten Degrees International Limited (“TDIL”), mCube International Limited (“MCI”), and the holder of a majority of the outstanding capital of TDIL and mCube, Inc., and the sole stockholder of 100% of the outstanding capital stock of MCI (“mCube,” together with TDI, TDIL, and MCI collectively, the “Transferors”) to acquire a suite of on-device “blue-dot” indoor location and motion technologies, including patents, trademarks, software and related intellectual property from the Transferors.

The Business Combination

On September 25, 2022, Inpixon entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Inpixon, KINS Technology Group Inc., a Delaware corporation (“KINS”), CXApp Holding Corp., a Delaware corporation and newly formed wholly-owned subsidiary of Inpixon (“CXApp” and, together with Inpixon, collectively, the “Companies”), and KINS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KINS (“Merger Sub”), pursuant to which KINS will acquire the Company which consists of Inpixon’s enterprise apps business (including its workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions) (the “Enterprise Apps Business”) in exchange for the issuance of shares of KINS capital stock valued at $69 million (the “Business Combination”).

Immediately prior to the Merger (as defined below) and pursuant to a Separation and Distribution Agreement, dated as of September 25, 2022, among KINS, Inpixon, CXApp and Design Reactor, Inc., a California corporation (“Design Reactor”) (the “Separation and Distribution Agreement”), and other ancillary conveyance documents, Inpixon will, among other things and on the terms and subject to the conditions of the Separation and Distribution Agreement, transfer the Enterprise Apps Business, including certain related subsidiaries of Inpixon, including Design Reactor, to CXApp (the “Reorganization”) and, in connection therewith, will distribute (the “Distribution”) to Inpixon securityholders and other security holders 100% of the common stock of CXApp, par value $0.00001 (the “CXApp Common Stock”), as further described below.

Immediately following the Distribution, in accordance with and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into CXApp (the “Merger”), with CXApp continuing as the surviving company in the Merger and as a wholly-owned subsidiary of KINS.

The Merger Agreement, along with the Separation and Distribution Agreement and the other transaction documents to be entered into in connection therewith, provides for, among other things, the consummation of the following transactions: (i) Inpixon will transfer the Enterprise Apps Business (the “Separation”) to its wholly-owned subsidiary, CXApp, and contribute $10 million in cash (the “Cash Contribution”), (ii) following the Separation, Inpixon will distribute 100% of the shares of CXApp Common Stock to Inpixon securityholders by way of the Distribution and (iii) following the completion of the foregoing transactions and subject to the satisfaction or waiver of certain other conditions set forth in the Merger Agreement, the parties shall consummate the Merger. The Separation, Distribution and Merger are intended to qualify as “tax-free” transactions.

At the time the Business Combination is effected (the “Closing”), the outstanding shares of CXApp Common Stock after the Distribution and immediately prior to the effective time of the Merger will be converted into an aggregate of 6,900,000 shares of KINS Common Stock which shall be issued to Inpixon securityholders, subject to adjustment. Each holder’s aggregate merger consideration will consist of 10% KINS Class A Common Stock and 90% KINS Class C Common Stock (such percentages, in each case, subject to adjustment to comply with the listing requirements set forth under Nasdaq Listing Rule 5505(b)(2) with respect to KINS).

Accounting Treatment for the Business Combination

The Business Combination is anticipated to be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. generally accepted accounting principles. Under this method of accounting, the Merger Sub is treated as the “acquired” company for financial reporting purposes. Design Reactor has been determined to be the accounting acquirer because Design Reactor’ management will manage Design Reactor and Design Reactor’s business will comprise the ongoing operations of the Merger Sub.

Key Factors Affecting Design Reactor’s Results of Operations

Our financial position and results of operations depend to a significant extent on the following factors:

Customer Base

Our ability to increase revenues from existing customers by identifying additional opportunities to sell more of our products and services and our ability to obtain new customers depends on a number of factors, including our ability to offer high quality products and services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing departments. If we are not able to continue to increase sales of our products and services to existing customers or to obtain new customers in the future, we may not be able to increase our revenues and could suffer a decrease in revenues as well.

Our top three customers accounted for approximately 27% and 32% of our gross revenue during the years ended December 31, 2021 and 2020, respectively. One customer accounted for 12% of our gross revenue in 2021 and a separate customer accounted for 15% in 2020 with one other customer who accounted for 10% during the 2020 year; however, each of these customers may or may not continue to be a significant contributor to revenue in 2022. The loss of a significant amount of business from one of our major customers would materially and adversely affect our results of operations until such time, if ever, as we are able to replace the lost business. Significant customers or projects in any one period may not continue to be significant customers or projects in other periods. To the extent that we are dependent on any single customer, we are subject to the risks faced by that customer to the extent that such risks impede the customer’s ability to stay in business and make timely payments to us.

Competition

Our industry is developing rapidly and related technology trends are constantly evolving. In this environment, we face, among other things, significant price competition from our competitors. As a result, we may be forced to reduce the prices of the products and services we sell in response to offerings made by our competitors and may not be able to maintain the level of bargaining power that we have enjoyed in the past when negotiating the prices of our products and services.

Our profitability is dependent on the prices we are able to charge for our products and services. The prices we are able to charge for our products and services are affected by a number of factors, including:

●	our customers’ perceptions of our ability to add value through our products and services;
●	introduction of new products or services by us or our competitors;

●	our competitors’ pricing policies;
●	our ability to charge higher prices where market demand or the value of our products or services justifies it;
●	procurement practices of our customers; and
●	general economic and political conditions.

If we are not able to maintain favorable pricing for our products and services, our results of operations could be adversely affected.

Research and Development

Our future plans include investments in research and development and related product opportunities. Our management believes that we must continue to dedicate resources to research and development efforts to maintain a competitive position. However, if we do not receive significant revenue from these investments, if the investments don’t yield expected benefits or if we don’t have the needed funding to invest in the technology, our results of operations could be adversely impacted.

Pandemic and World Environment

Our business has been impacted by the COVID-19 pandemic and general macroeconomic conditions and may continue to be impacted. While we have been able to continue operations remotely, we have and continue to experience impact in the demand of certain products and delays in certain projects and customer orders either because customer facilities being partially or fully closed during the pandemic or because of the uncertainty of the customer’s financial position and ability to invest in our technology. If we are unable to successfully respond and manage the impact of the pandemic, and the resulting responses to it, our business, operations, financial condition and results of operations could be adversely impacted.

Components of Results of Operations

Revenues

The Company derives revenue from software as a service, design, deployment and implementation services for its enterprise apps business.

Cost of Revenues

Cost of revenues includes the direct costs to deliver the services including labor, overhead, hardware and shipping and freight costs.

Gross Profit

Gross profit, calculated as revenues less costs of revenues, may vary between periods and is primarily affected by various factors including average selling prices, product costs, product mix, customer mix, and production volumes.

Operating Expenses

Operating expenses consist primarily of research and development costs, sales and marketing costs, and general and administrative costs.

Other Income (expense)

Other income (expense) consists primarily of interest expense.

Results of Operations

Six Months Ended June 30, 2022 compared to the Six Months Ended June 30, 2021

The following table sets forth our results of operations for the six months ended June 30, 2022 and 2021. This data should be read together with our unaudited financial statements and related notes included elsewhere in this registration statement, and is qualified in its entirety by reference to such financial statements and related notes.

	For the Six Months Ended June 30,
	2022		2021
		% of		% of		%
(in thousands, except percentages)	Amount	Revenues	Amount	Revenues	$Change	Change*
Revenues	$4,731	100%	$2,328	100%	$2,403	103%
Cost of revenues	1,129	24%	666	29%	463	70%
Gross profit	3,602	76%	1,662	71%	1,940	117%
Operating expenses	16,020	339%	15,928	684%	92	1%
Loss from operations	(12,418)	(262)%	(14,266)	(613)%	1,848	13%
Other income (expense)	(225)	(5)%	470	20%	(695)	(148)%
Income tax provision	(62)	(1)%	4,368	188%	(4,430)	(101)%
Net loss	$(12,705)	(269)%	$(9,428)	(405)%	$(3,277)	(35)%
*

Amounts used to calculate dollar and percentage changes are based on numbers in the thousands. Accordingly, calculations in this item, which may be rounded to the nearest hundred thousand, may not produce the same results.

Revenues

Revenues for the six months ended June 30, 2022 were $4.7 million compared to $2.3 million for the comparable period in the prior year for an increase of approximately $2.4 million, or approximately 103%. This increase is primarily attributable to an increase in sales from our smart office app due to the acquisition of CXApp during the second quarter of 2021.

Gross Margin

Cost of revenues for the six months ended June 30, 2022 were $1.1 million compared to $0.7 million for the comparable period in the prior year. This increase in cost of revenues of approximately $0.5 million, or approximately 70%, was primarily attributable to the CXApp acquisition.

The gross profit margin for the six months ended June 30, 2022 was 76% compared to 71% for the six months ended June 30, 2021. This increased margin is primarily due to the CXApp revenues and the sales mix during the period.

Operating Expenses

Operating expenses for the six months ended June 30, 2022 were $16.0 million and $15.9 million for the comparable period ended June 30, 2021. This increase of $0.1 million is primarily attributable to the $5.5 million of goodwill impairment, increased operating expenses from the CXApp acquisition as it was acquired in the second quarter of 2021, offset by lower stock-based compensation and decreased earn-out compensation expense in the six months ended June 30, 2022.

Loss From Operations

Loss from operations for the six months ended June 30, 2022 was $12.4 million as compared to $14.3 million for the comparable period in the prior year. This decrease in loss of approximately $1.8 million is primarily attributable to the increased gross profit margin of approximately $1.9 million

Other Income/(Expense)

Other income/expense for the six months ended June 30, 2022 was a loss of $0.2 million and for the six months ended June 30, 2021 there was income of approximately $0.5 million. This increase in loss of approximately $0.7 million was primarily attributable to net unrealized gains and losses.

Provision for Income Taxes

There was an income tax expense of approximately $0.06 million for the six months ended June 30, 2022 compared to an income tax benefit of $4.4 million for the comparable period in the prior year. The income tax benefit or the six months ended June 30, 2021 relates primarily to the release of valuation allowance attributable to acquired intangible assets from Design Reactor.

Net Loss

Net loss attributable to stockholders for the six months ended June 30, 2022 was $12.7 million compared to $9.4 million for the comparable period in the prior year. This increase in loss of approximately $3.3 million was primarily attributable to the higher income tax benefit during the six months ended June 30, 2021 of approximately $4.4 million offset by the higher gross margin of approximately $1.9 million less the additional other expense loss of approximately $0.7 million during the six months ended June 30, 2022.

Results of Operations

Year Ended December 31, 2021 compared to the Year Ended December 31, 2020

The following table sets forth our results of operations for the years ended December 31, 2021 and 2020. This data should be read together with our financial statements and related notes included elsewhere in this registration statement, and is qualified in its entirety by reference to such financial statements and related notes.

	For the Years Ended December 31,
	2021		2020
		% of		% of		%
(in thousands, except percentages)	Amount	Revenues	Amount	Revenues	$Change	Change*
Revenues	$6,368	100%	2,264	100%	$4,104	181%
Cost of revenues	1,646	26%	906	40%	740	82%
Gross profit	4,722	74%	1,358	60%	3,364	248%
Operating expenses	49,306	774%	14,427	637%	34,879	242%
Loss from operations	(44,584)	(700)%	(13,069)	(577)%	(31,515)	(241)%
Other income (expense)	82	1%	75	3%	7	9%
Provision for income taxes	2,527	40%	41	2%	2,486	6,063%
Net loss	$(41,975)	(659)%	$(12,953)	(572)%	$(29,022)	(224)%
*

Amounts used to calculate dollar and percentage changes are based on numbers in the thousands. Accordingly, calculations in this item, which may be rounded to the nearest hundred thousand, may not produce the same results.

Revenues

Revenues for the year ended December 31, 2021 were $6.4 million compared to $2.3 million for the comparable period in the prior year for an increase of approximately $4.1 million, or approximately 181%. This increase is primarily attributable to an increase in sales from our smart office app due to the acquisition of CXApp.

Gross Margin

Cost of revenues for the year ended December 31, 2021 were $1.6 million compared to $0.9 million for the comparable period in the prior year. This increase in cost of revenues of approximately $0.7 million, or approximately 82%, was primarily attributable to increased CXApp sales during the year.

The gross profit margin for the year ended December 31, 2021 was 74% compared to 60% for the year ended December 31, 2020. This increased margin is primarily due to the Enterprise Apps Business which has higher overall gross margins.

Operating Expenses

Operating expenses for the year ended December 31, 2021 were $49.3 million and $14.4 million for the comparable period ended December 31, 2020. Of this $34.9 million increase only $2.1 million is attributable to increased operating expenses due to the CXApp acquisition. The remaining $32.8 million of the $34.9 million increase in operating expenses is primarily attributable to approximately $6.5 million of accrued earnout compensation expense, $3.6 million of additional stock based compensation, $11.9 million impairment of goodwill, $2.2 million of additional amortization of intangibles due to the acquisitions and increases in other expenses including professional fees and compensation costs as we are scaling for growth.

Loss From Operations

Loss from operations for the year ended December 31, 2021 was $44.6 million as compared to $13.1 million for the comparable period in the prior year. This increase in loss of $31.5 million is primarily attributable to increased operating expenses of $34.9 million as detailed above offset by the increased gross profit margin of approximately $3.4 million.

Other Income/(Expense)

Other income/expense for the years ended December 31, 2021 and 2020 were income of approximately $0.1 million and the difference was immaterial.

Provision for Income Taxes

There was an income tax benefit of approximately $2.5 million for the year ended December 31, 2021 compared to an income tax benefit of $0.04 million for the comparable period in the prior year. The net income tax benefit for the current year is related to a deferred tax benefit from the release of a valuation allowance following the acquisition of intangibles of Design Reactor.

Net Loss

Net loss attributable to stockholders for the year ended December 31, 2021 was $42.0 million compared to $13.0 million for the comparable period in the prior year. This increase in loss of approximately $29.0 million was primarily attributable to the increase in operating expenses of $34.9 million offset by the higher gross margin of $3.4 million and income tax benefit of $2.5 million.

Non-GAAP Financial information

EBITDA

This proxy statement/prospectus includes a non-GAAP measure that we use to supplement our results presented in accordance with U.S. GAAP. EBITDA is defined as earnings before interest and other income, tax and depreciation and amortization. Adjusted EBITDA is used by our management as the matrix in which it manages the business. It is defined as EBITDA plus adjustments for other income or expense items, non-recurring items and non-cash stock-based compensation. Adjusted EBITDA is a performance measure that we believe is useful to investors and analysts because it illustrates the underlying financial and business trends relating to our core, recurring results of operations and enhances comparability between periods.

Adjusted EBITDA is not a recognized measure under U.S. GAAP and is not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry. Investors should exercise caution in comparing our non-GAAP measure to any similarly titled measure used by other companies. This non-GAAP measure excludes certain items required by U.S. GAAP and should not be considered as an alternative to information reported in accordance with U.S. GAAP. The table below presents our adjusted EBITDA, reconciled to net income for the periods indicated (in thousands).

	For the Six Months Ended June 30,
	2022	2021
Net loss	(12,705)	$(9,428)
Interest and other income	(9)	—
Tax expense (benefit)	62	(4,368)
Depreciation and amortization	2,258	1,322
EBITDA	(10,394)	(12,474)
Adjusted for:
Acquisition transaction/financing costs	16	600
Earnout compensation expense/(benefit)	(2,827)	—
Impairment of goodwill	5,540	—
Unrealized gains on notes, loans, investments	172	(495)
Stock-based compensation – compensation and related benefits	1,002	2,719
Adjusted EBITDA	$(6,491)	$(9,650)

	For the Years Ended December 31,
	2021	2020
Net loss	$(41,975)	$(12,953)
Interest income (expense)	1	(1)
Tax expense (benefit)	(2,527)	(41)
Depreciation and amortization	3,571	1,115
EBITDA	(40,930)	(11,880)
Adjusted for:
Acquisition transaction/financing costs	628	120
Earnout compensation expense	6,524	—
Professional service fees	683	—
Impairment of goodwill	11,896	—
Unrealized gains on notes, loans, investments	(185)	—
Stock-based compensation – compensation and related benefits	4,120	566
Severance costs	135	—
Adjusted EBITDA	$(17,129)	$(11,194)

We rely on Adjusted EBITDA, which is a non-GAAP financial measure for the following:

●	To compare our current operating results with corresponding periods and with the operating results of other companies in our industry;
●	As a basis for allocating resources to various projects;
●	As a measure to evaluate potential economic outcomes of acquisitions, operational alternatives and strategic decisions; and
●	To evaluate internally the performance of our personnel.

We have presented Adjusted EBITDA above because we believe it conveys useful information to investors regarding our operating results. We believe it provides an additional way for investors to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss). By including this information, we can provide investors with a more complete understanding of our business. Specifically, we present Adjusted EBITDA as supplemental disclosure because of the following:

•

We believe Adjusted EBITDA is a useful tool for investors to assess the operating performance of our business without the effect of interest, income taxes, depreciation and amortization and other non- cash items including acquisition transaction and financing costs, earnout compensation expense, professional service fees, goodwill impairment, unrealized gains, stock based compensation, severance costs, interest income and expense, and income tax benefit.

•	We believe that it is useful to provide to investors with a standard operating metric used by management to evaluate our operating performance; and
•	We believe that the use of Adjusted EBITDA is helpful to compare our results to other companies.

Even though we believe Adjusted EBITDA is useful for investors, it does have limitations as an analytical tool. Thus, we strongly urge investors not to consider this metric in isolation or as a substitute for net income (loss) and the other consolidated statement of operations data prepared in accordance with GAAP. Some of these limitations include the fact that:

●	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
●	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
●	Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;
●	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;
●	Adjusted EBITDA does not reflect income or other taxes or the cash requirements to make any tax payments; and
●	Other companies in our industry may calculate Adjusted EBITDA differently than we do, thereby potentially limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and providing Adjusted EBITDA only as supplemental information.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. We assess liquidity in terms of our cash flows from operations and their sufficiency to fund our operating and investing activities. As of June 30, 2022, our principal source of liquidity was cash of $6.2 million. As part of the business combination with KINS, will increase our net cash position to $10 million at the closing of the transaction.

Financing Obligations and Requirements

As of June 30, 2022, the Company has a working capital surplus of approximately $0.3 million, and cash of approximately $6.2 million. For the six months ended June 30, 2022, the Company had a net loss of approximately $12.7 million. During the six months ended June 30, 2022, the Company used approximately $7.6 million of cash for operating activities. As part of the Inpixon (“Parent”) group of companies, the Company is dependent upon Parent for all of its working capital and financing requirements until the closing, as Parent uses a centralized approach to cash management and financing of its operations. Financial transactions relating to the Company are accounted for through the net parent investment account. Accordingly, none of parent’s cash, cash equivalents or debt at the corporate level have been assigned to the Company in the financial statements other than the $10 million cash Contribution noted above. Net parent investment represents parent’s interest in the recorded net assets of the Company. All significant transactions between the Company and parent have been included in the accompanying combined financial statements. Transactions with parent are reflected in the accompanying Combined Statements of Changes in Equity as “Net transfers to parent” and in the accompanying Combined Balance Sheets within “Net parent investment.” The income statement of the Company includes revenues and expenses that are specifically identifiable to the Company plus certain allocated corporate overhead or other shared costs based on methodologies that management deems appropriate for the nature of the cost. All significant intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying combined financial statements.

The Company cannot assure you that we will ever earn revenues sufficient to support our operations, or that we will ever be profitable. To the extent that our resources from the business combination are insufficient to satisfy our cash requirements, we may enter into equity or debt financing transactions. These transactions are expected to provide us additional cash to fund our capital and liquidity requirements in the short and long-term. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to take actions to reduce our capital or operating expenditures, including by not seeking potential acquisition opportunities, eliminating redundancies, or reducing or delaying our production facility expansions, which may adversely affect our business, operating results, financial condition and prospects . Our business has been impacted by the COVID-19 pandemic and general macroeconomic conditions and may continue to be impacted. While we have been able to continue operations remotely, we have and continue to experience impact in the demand of certain products and delays in certain projects and customer orders either because customer facilities being partially or fully closed during the pandemic or because of the uncertainty of the customer’s financial position and ability to invest in our technology. Despite these challenges, we were able to realize growth in total revenue for the six months ended June 30, 2022 when compared to the six months ended 2021, as a result of the addition of the new product line CXApp during the second quarter of 2021. The total impact that COVID-19 and general macroeconomic conditions may continue to impact our results of operations continues to remain uncertain and there are no assurances that we will be able to continue to experience the same growth or not be materially adversely affected. The Company’s recurring losses and utilization of cash in its operations are indicators of going concern however with the Company’s current liquidity position and access to capital markets, the Company believes it has the ability to mitigate such concerns for a period of at least one year from the date this financial statements were made issued.

Liquidity and Capital Resources as of June 30, 2022 Compared With June 30, 2021

The Company’s net cash flows used in operating, investing and financing activities for the six months ended June 30, 2022 and 2021 and certain balances as of the end of those periods are as follows (in thousands):

	For the Six Months Ended
	June 30,
	2022	2021
Net cash used in operating activities	$(7,591)	$(7,705)
Net cash used in investing activities	(209)	(15,486)
Net cash provided by financing activities	8,756	25,890
Effect of foreign exchange rate changes on cash	166	(29)
Net increase in cash and cash equivalents	$1,122	$2,670

	As of	As of
	June 30,	December 31,
	2022	2021
Cash and cash equivalents	$6,150	$5,028
Working capital surplus (deficit)	$312	$(9,702)

Operating Activities for the years ended June 30, 2022 and 2021

Net cash used in operating activities during the period consisted of the following (in thousands):

	For the Six Months Ended
	June 30,
	2022	2021
Net loss	$(12,705)	$(9,428)
Non-cash income and expenses	5,906	(522)
Net change in operating assets and liabilities	(792)	2,245
Net cash used in operating activities	$(7,591)	(7,705)

The non-cash income and expense for the six months ended June 30, 2022 of approximately $5.9 million consisted primarily of the following (in thousands):

$ 2,258	Depreciation and amortization expenses (including amortization of intangibles)
132	Amortization of right of use asset
1,002	Stock-based compensation expense attributable to warrants and options issued as part of the Parent’s operations and for the Jibestream acquisition
(2,827)	Earnout expense valuation benefit
5,540	Impairment of goodwill
172	Unrealized gain/loss on note

(371)	Other
$ 5,906	Total non-cash expenses

The net cash used in the change in operating assets and liabilities for the six months ended June 30, 2022 aggregated approximately $(0.8) million and consisted primarily of the following (in thousands):

$ 599	Decrease in accounts receivable and other receivables
(599)	Increase in inventory, other current assets and other assets
(332)	Decrease in accounts payable
356	Increase in accrued liabilities and other liabilities
(131)	Decrease in operating lease liabilities
(685)	Decrease in deferred revenue
$(792)	Net cash used in the changes in operating assets and liabilities

The non-cash income and expense for the six months ended June 30, 2021 of approximately $(0.5) million consisted primarily of the following (in thousands):

$ 1,322	Depreciation and amortization expenses (including amortization of intangibles)
155	Amortization of right of use asset
2,719	Stock-based compensation expense attributable to warrants and options issued as part of Company operations and for the Jibestream acquisition
(495)	Unrealized gain/loss on note
(4,507)	Deferred Income Tax
284	Other
$ (522)	Total non-cash expenses

The net use of cash in the change in operating assets and liabilities for the six months ended June 30, 2021 aggregated approximately $2.2 million and consisted primarily of the following (in thousands):

$525	Decrease in accounts receivable and other receivables
(89)	Increase in inventory, other current assets and other assets
(18)	Decrease in accounts payable
2,163	Increase in accrued liabilities and other liabilities
(154)	Decrease in operating lease liabilities
(182)	Decrease in deferred revenue
$2,245	Net use of cash in the changes in operating assets and liabilities

Cash Flows from Investing Activities as of June 30, 2022 and 2021

Net cash flows used in investing activities during the six months ended June 30, 2022 was approximately $0.2 million compared to net cash flows used in investing activities during the six months ended June 30, 2021 of approximately $15.5 million. Cash flows related to investing activities during the six months ended June 30, 2022 include $0.1 million for the purchase of property and equipment, and $0.2 million for investment in capitalized software. Cash flows related to investing activities during the six months ended June 30, 2021 include $0.1 million for the purchase of property and equipment, $0.2 million for investment in capitalized software, $15.2 million of cash paid for the CXApp acquisition and $0.1 million of cash paid for the Visualix acquisition.

Cash Flows from Financing Activities as of June 30, 2022 and 2021

Net cash flows provided by financing activities during the six months ended June 30, 2022 was $8.8 million. Net cash flows provided by financing activities during the six months ended June 30, 2021 was $25.9 million. During the six months ended June 30, 2022, the Company received incoming cash flows from Parent of $10.7 million, paid $0.1 million of taxes related to the net share settlement of restricted stock units, and paid a $1.8 million liability related to the CXApp acquisition. During the six months ended June 30, 2021, the Company received incoming cash flows from Parent of $27.0 million, paid a $0.1 million liability related to the CXApp acquisition,paid $0.5 million of taxes related to the net share settlement of restricted stock units and paid a $0.5 million acquisition liability to the pre-acquisition stockholders of Locality.

Liquidity and Capital Resources as of December 31, 2021 Compared With December 31, 2020

The Company’s net cash flows used in operating, investing and financing activities for the years ended December 31, 2021 and 2020 and certain balances as of the end of those periods are as follows (in thousands):

	For the Years Ended
	December 31,
	2021	2020
Net cash used in operating activities	$(16,919)	$(11,217)
Net cash used in investing activities	(15,469)	(2,271)
Net cash provided by financing activities	37,330	13,623
Effect of foreign exchange rate changes on cash	(61)	(122)
Net increase in cash and cash equivalents	$4,881	$13

	As of	As of
	December 31,	December 31,
	2021	2020
Cash and cash equivalents	$5,028	$147
Working capital deficit	$(9,702)	$(1,831)

Operating Activities for the years ended December 31, 2021 and 2020

Net cash used in operating activities during the period consisted of the following (in thousands):

	For the Years Ended
	December 31,
	2021	2020
Net loss	$(41,975)	(12,953)
Non-cash income and expenses	23,585	1,831
Net change in operating assets and liabilities	1,471	(95)
Net cash used in operating activities	$(16,919)	(11,217)

The non-cash income and expense for the year ended December 31, 2021 of approximately $23.6 million consisted primarily of the following (in thousands):

$3,571	Depreciation and amortization expenses (including amortization of intangibles)
257	Amortization of right of use asset
4,120	Stock-based compensation expense attributable to warrants and options issued as part of Company operations
(185)	Unrealized gain/loss on note
(2,591)	Deferred income tax
11,897	Impairment of goodwill
6,524	Earnout payment expense
(8)	Other
$23,585	Total non-cash expenses

The net cash used in the change in operating assets and liabilities for the year ended December 31, 2021 aggregated approximately $1.5 million and consisted primarily of the following (in thousands):

$255	Decrease in accounts receivable and other receivables
(427)	Increase in inventory, other current assets and other assets
69	Increase in accounts payable
892	Increase in accrued liabilities and other liabilities
(275)	Decrease in operating lease liabilities
957	Increase in deferred revenue
$1,471	Net cash used in the changes in operating assets and liabilities

The non-cash income and expense for the year ended December 31, 2020 of approximately $1.8 million consisted primarily of the following (in thousands):

$1,115	Depreciation and amortization expenses (including amortization of intangibles)
193	Amortization of right of use asset
566	Stock-based compensation expense attributable to warrants and options issued as part of Company operations and for the Jibestream acquisition
(43)	Other
$1,831	Total non-cash expenses

The net use of cash in the change in operating assets and liabilities for the year ended December 31, 2020 aggregated approximately $(0.1) million and consisted primarily of the following (in thousands):

$(38)	Increase in accounts receivable and other receivables
(303)	Increase in inventory, other current assets and other assets
63	Decrease in accounts payable
382	Increase in accrued liabilities and other liabilities
(200)	Decrease in operating lease liabilities
1	Increase in deferred revenue
$(95)	Net use of cash in the changes in operating assets and liabilities

Cash Flows from Investing Activities as of December 31, 2021 and 2020

Net cash flows used in investing activities during 2021 was approximately $15.5 million compared to net cash flows used in investing activities during 2020 of approximately $2.3 million. Cash flows related to investing activities during the year ended December 31, 2021 include $0.2 million for the purchase of property and equipment, $0.2 million for investment in capitalized software, $15.0 million paid for the acquisition of CXApp, and $0.1 million paid for acquisition of Visualix. Cash flows related to investing activities during the year ended December 31, 2020 include $0.1 million for the purchase of property and equipment, $0.7 million for investment in capitalized software, and $1.5 million for cash paid for the Ten Degrees acquisition.

Cash Flows from Financing Activities as of December 31, 2021 and 2020

Net cash flows provided by financing activities during the year ended December 31, 2021 was $37.3 million. Net cash flows provided by financing activities during the year ended December 31, 2020 was $13.6 million. During the year ended December 31, 2021, the Company received incoming cash flows from parent of $39.0 million, paid $0.7 million of taxes related to the net share settlement of restricted stock units, paid a $0.5 million liability related to the CXApp acquisition, and paid a $0.5 million acquisition liability to the pre-acquisition stockholders of Locality. During the year ended December 31, 2020, the Company received incoming cash flows from Parent of $14.1 million and paid a $0.5 million acquisition liability to the pre-acquisition stockholders of Locality.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations and Commitments

Contractual obligations are cash that we are obligated to pay as part of certain contracts that we have entered during our course of business. Our contractual obligations consists of operating lease liabilities and acquisition liabilities that are included in our combined balance sheet. As of June 30, 2022, the total obligation for operating leases is approximately $0.9 million, of which approximately $0.3 million is expected to be paid in the next twelve months. As of June 30, 2022, our obligation for acquisition liabilities related to CXApp is approximately $3.5 million of which all is expected to be paid in the next twelve months.

Quantitative and Qualitative Disclosures about Market Risk

We have not experienced any significant losses in such accounts, nor does management believe it is exposed to any significant credit risk. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. We use an assumed dividend yield of zero as we have never paid dividends and have no current plans to pay any dividends on our common stock. We account for forfeitures as they occur.

Critical Accounting Policies and Estimates

Our combined financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). In connection with the preparation of our combined financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures.

We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our combined financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2 of the audited combined financial statements for the years ended December 31, 2021 and 2020 which are included elsewhere in this filing. Our significant accounting policies have not changed from the year ended December 31, 2021 to the six months ended June 30, 2022. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. There have been no changes to estimates during the periods presented in the filing. Historically changes in management estimates have not been material.

Revenue Recognition

The Company recognizes revenue when control is transferred of the promised products or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company derives revenue from software as a service, design and implementation services for its enterprise apps systems, and professional services for work performed in conjunction with its systems.

Our contracts with customers often include promises to transfer multiple distinct products and services. Our licenses are sold as perpetual or term licenses and the arrangements typically contain various combinations of maintenance and professional services, which are accounted for as separate performance obligations. In determining how revenue should be recognized, a five-step process is used, which requires judgment and estimates within the revenue recognition process. The most critical judgements required in applying ASC 606 Revenue Recognition from Customers, and our revenue recognition policy relate to the determination of distinct performance obligations.

●	We receive fixed consideration for sales of hardware and software products. Revenue is recognized at point in time when the customer has title to the product and risks and rewards of ownership have transferred.
●	Revenue related to software as a service contract is recognized over time using the output method (days of software provided) because we are providing continuous access to its service.
●	Design and implementation revenue is accounted for using the percentage of completion method. As soon as the outcome of a contract can be estimated reliably, contract revenue is recognized in the combined statement of operations in proportion to the stage of completion of the contract. Accounting for these contracts involves the use of estimates to determine total contract costs to be incurred.
●	Professional services revenue under fixed fee contracts is recognized over time using the input method (direct labor hours) to recognize revenue over the term of the contract. We have elected the practical expedient to recognize revenue for the right to invoice because our right to consideration corresponds directly with the value to the customer of the performance completed to date.
●	We recognize revenue related to Maintenance Services evenly over time using the output method (days of software provided) because we provide continuous service, and the customer simultaneously receives and consumes the benefits provided by our performance as the services are performed.

We also consider whether an arrangement has any discounts, material rights, or specified future upgrades that may represent additional performance obligations. We offer discounts in the form of prompt payment discounts and rebates for a decrease in service level percentages. We have determined that the most likely amount method is most useful for contracts that provides these discounts and rebates as the contracts have two potential outcomes and a significant reversal in the amount of cumulative revenue recognized is not expected to occur. Discounts have not historically been significant, but we continue to monitor and evaluate these estimates based on historical experience, anticipated performance, and our best judgment. Renewals or extensions of licenses are evaluated as distinct licenses (i.e., a distinct good or service), and revenue attributed to the distinct good or service cannot be recognized until (1) the entity provides the distinct license (or makes the license available) to the customer and (2) the customer is able to use and benefit from the distinct license. If any of these judgments were to change it could cause a material increase or decrease in the amount of revenue we report in a particular period.

Goodwill, Acquired Intangible Assets and Other Long-Lived Assets — Impairment Assessments

Long-lived assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. The impairment test for long-lived assets requires us to assess the recoverability of our long-lived assets by comparing their net carrying value to the sum of undiscounted estimated future cash flows directly associated with and arising from our use and eventual disposition of the assets. If the net carrying value of a group of long-lived assets exceeds the sum of related undiscounted estimated future cash flows, we would be required to record an impairment charge equal to the excess, if any, of net carrying value over fair value.

When assessing the recoverability of our long-lived assets, which include property and equipment and finite-lived intangible assets, we make assumptions regarding estimated future cash flows and other factors. Some of these assumptions involve a high degree of judgment and bear a significant impact on the assessment conclusions. Included among these assumptions are estimating undiscounted future cash flows, including the projection of comparable sales, operating expenses, capital requirements for maintaining property and equipment and residual value of asset groups. We formulate estimates from historical experience and assumptions of future performance, based on business plans and forecasts, recent economic and business trends, and competitive conditions. In the event that our estimates or related assumptions change in the future, we may be required to record an impairment charge. Based on our evaluation we did not record a charge for impairment related to long-lived assets for the six months ended June 30, 2022 or 2021 or the years ended December 31, 2021 and 2020.

We evaluate the remaining useful lives of long-lived assets and identifiable intangible assets whenever events or circumstances indicate that a revision to the remaining period of amortization is warranted. Such events or circumstances may include (but are not limited to): the effects of obsolescence, demand, competition, and/or other economic factors including the stability of the industry in which we operate, known technological advances, legislative actions, or changes in the regulatory environment. If the estimated remaining useful lives change, the remaining carrying amount of the long-lived assets and identifiable intangible assets would be amortized prospectively over that revised remaining useful life. We have determined that there were no events or circumstances during the years ended December 31, 2021 and 2020, and the six months ended June 30, 2022 and 2021, which would indicate a revision to the remaining amortization period related to any of our long-lived assets. Accordingly, we believe that the current estimated useful lives of long-lived assets reflect the period over which they are expected to contribute to future cash flows and are therefore deemed appropriate.

We have recorded goodwill and other indefinite-lived assets in connection with our acquisitions of Locality, Jibestream, and CXApp. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of the acquired company, is not amortized. Indefinite-lived intangible assets are stated at fair value as of the date acquired in a business combination. The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable.

We analyzed goodwill first to assess qualitative factors, such as macroeconomic conditions, changes in the business environment and reporting unit specific events, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a detailed goodwill impairment test as required. The more-likely-than-not threshold is defined as having a likelihood of more than 50%.

If we bypass the qualitative assessment or conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we perform a quantitative impairment test by comparing the fair value of a reporting unit with its carrying amount. We calculate the estimated fair value of a reporting unit using a weighting of the income and market approaches. For the income approach, we use internally developed discounted cash flow models that include the following assumptions, among others made by management: projections of revenues, expenses, and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow new units; and estimated discount rates. For the market approach, we use internal analyses based primarily on market comparables. We base these assumptions on its historical data and experience, third party appraisals, industry projections, micro and macro general economic condition projections, and its expectations. Due to the variables inherent in our estimates of fair value, differences in assumptions may have a material effect on the result of our impairment analysis. For example, a 100 basis points increase or decrease in only the discount rate utilized as part of the discounted cash flow method (income approach) related to the Indoor Intelligence reporting unit could impact the overall fair value of the reporting unit, on a weighted average, by approximately $2.0 million (decrease) and $2.5 million (increase), respectively.

We performed the annual impairment test and has recorded impairment of goodwill of $11.9 million and zero during the years ended December 31, 2021 and 2020, respectively. We also performed an impairment test as of June 30, 2022 and recognized $5.5 million of goodwill impairment. As of June 30, 2022, cumulative impairment changes are approximately $17.4 million.

Deferred Income Taxes

In accordance with ASC 740 “Income Taxes” (“ASC 740”), management routinely evaluates the likelihood of the realization of its income tax benefits and the recognition of its deferred tax assets. In evaluating the need for any valuation allowance, management will assess whether it is more likely than not that some portion, or all, of the deferred tax asset may not be realized on a jurisdictional basis. Ultimately, the realization of deferred tax assets is dependent upon the generation of future taxable income during those periods in which temporary differences become deductible and/or tax credits and tax loss carry-forwards can be utilized. In performing its analyses, management considers both positive and negative evidence including historical financial performance, previous earnings patterns, future earnings forecasts, tax planning strategies, economic and business trends and the potential realization of net operating loss carry-forwards within a reasonable timeframe. To this end, management considered (i) that we have had historical losses in the prior years and cannot anticipate generating a sufficient level of future profits in order to realize the benefits of our deferred tax asset; (ii) tax planning strategies; and (iii) the adequacy of future income as of and for the year ended December 31, 2021, based upon certain economic conditions and historical losses through December 31, 2021. After consideration of these factors, management deemed it appropriate to establish a full valuation allowance with respect to the deferred tax assets for Design Reactor as of December 31, 2021 and 2020, and no liability for unrecognized tax benefits was required to be reported. The guidance also discusses the classification of related interest and penalties on income taxes. The Company’s policy is to record interest and penalties on uncertain tax positions as a component of income tax expense. No interest or penalties were recorded during six months ended June 30, 2022 or 2021 or the years ended December 31, 2021 and 2020.

Business Combinations

We account for business combinations using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Any changes in the estimated fair values of the net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will change the amount of the purchase price allocable to goodwill. Any subsequent changes to any purchase price allocations that are material to our combined financial results will be adjusted. All acquisition costs are expensed as incurred and in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset and assessed for impairment thereafter until completion, at which point the asset is amortized over its expected useful life. Separately recognized transactions associated with business combinations are generally expensed subsequent to the acquisition date. The application of business combination and impairment accounting requires the use of significant estimates and assumptions.

Upon acquisition, the accounts and results of operations are combined as of and subsequent to the acquisition date and are included in our Combined Financial Statements from the acquisition date.

Recently Issued Accounting Standards

For a discussion of recently issued accounting pronouncements, please see Note 2 to our financial statements, which are included in this proxy statement/prospectus beginning on page F-1.

JOBS Act Accounting Election

Following the transaction, Design Reactor will be an “emerging growth company” as defined in the JOBS Act. As such, Design Reactor will be eligible to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies, including compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and the requirements to hold a non-binding advisory vote on executive compensation and any golden parachute payments not previously approved. Design Reactor has not made a decision whether to take advantage of any or all of these exemptions. If Design Reactor does take advantage of some or all of these exemptions, some investors may find Design Reactor’s common stock less attractive. The result may be a less active trading market for Design Reactor’s common stock and its stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company may take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards, meaning that Design Reactor, as an emerging growth company, can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Design Reactor has elected to take advantage of this extended transition period, and therefore our financial statements may not be comparable to those of companies that comply with such new or revised accounting standards. Section 107 of the JOBS Act provides that our decision not to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

MANAGEMENT OF NEW CXAPP AFTER THE MERGER

The following sets forth certain information, as of October 11, 2022, concerning the persons who are expected to serve as directors and executive officers of the Combined Company following the consummation of the Business Combination and assuming the election of the nominees at the KINS Special Meeting as set forth in “Proposal No. 4 — The Director Election Proposal.”

Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, and “the Company” are intended to mean CXApp and its consolidated subsidiaries, prior to the Merger and New CXApp and its consolidated subsidiaries after giving effect to the Merger.

Directors and Executive Officers

KINS and CXApp anticipate that certain of the current executive officers and directors of CXApp and KINS will become executive officers and directors of New CXApp. The following persons are expected to serve as New CXApp’s executive officers and directors following the Merger, and it is expected that other directors may be identified prior to the effectiveness of this registration statement. Ages included in the following table are as of October 14, 2022.

Name	Age	Position
Khurram P. Sheikh	51	Chairman and Chief Executive Officer
To be Announced(1)	—	Chief Financial Officer
Leon Papkoff	50	Chief Product Officer
(1)	KINS and CXApp have an ongoing search for a new Chief Financial Officer and intend to announce the position at or before Closing of the Merger.

Mr. Khurram P. Sheikh has served as the Founder, Chairman and Chief Executive Officer of KINS since its inception and Chief Financial Officer since August 2020. Mr. Sheikh has been at the forefront of innovation in the technology, mobile, semiconductor, telecom and media industries for the past 25 years with CEO and CTO roles at leading technology companies. Since March 2020, Mr. Sheikh has been the Founder, Executive Chairman & CEO of Aijaad, a boutique strategic advisory firm where he advises both large private equity firms as well as boards of public companies on the future of 5G, IoT, Edge Computing and AI technologies and is actively involved in M&A, technology strategy and market development. From 2016 to early 2020, Mr. Sheikh was the CEO of kwikbit, a private company building a “network as a service” solution using gigabit radios, edge compute, virtualization, and artificial intelligence. Prior to kwikbit, in 2014, Mr. Sheikh was appointed as the Chief Strategy and Technology Officer for Silicon Image (SIMG) and the President/CEO of its millimeter wave/5G subsidiary SiBEAM. SIMG was acquired by Lattice Semiconductor (Nasdaq:LSCC) in 2015 for $600 million after which Mr. Sheikh was appointed the Chief Strategy and Technology Officer of the combined company responsible for corporate strategy, roadmap, M&A and technology development and was there until 2016. From 2007 onwards, he was the CTO for Powerwave Technologies, a large wireless infrastructure vendor. Powerwave filed for Chapter 11 bankruptcy protection in January 2013, and in April 2013 Mr. Sheikh was appointed as the CEO of Powerwave to help with the sale of the company. Later that year, Mr. Sheikh successfully facilitated the sale of approximately 1,400 patents owned by Powerwave to private equity firm Gores Group. From 2005 to 2007, Mr. Sheikh was Vice President, Wireless Strategy and Development at Time Warner Cable leading the cable company’s entry into the wireless space. From 1996 to 2005, Mr. Sheikh held senior technology roles at Sprint including CTO Mobile Broadband responsible for deploying the world’s first 4G system and acquisition of multi- billion dollar spectrum assets at 2.5GHz. Mr. Sheikh holds a Bachelor of Science degree in Electrical Engineering with highest honors from the University of Engineering & Technology in Pakistan, as well as a Master of Science degree in Electrical Engineering from Stanford University. Mr. Sheikh is well qualified to serve as Chairman of the Combined Company board because of his extensive experience advising boards of directors of public and private companies and his extensive professional experience.

Mr. Leon Papkoff has served as Inpixon’s Executive Vice President of Experience Apps since April 2021. Currently, Mr. Papkoff is responsible for establishing the product vision, strategy and overall execution of Inpixon’s product team for the Enterprise Apps Business. Mr. Papkoff is the Founder of Design Reactor and from March 1998 until Inpixon’s acquisition of Design Reactor in April 2021, Mr. Papkoff was the Chief Financial Officer of Design Reactor. From June 2015 until April 2021, Mr. Papkoff was also the Chief Strategist of Design Reactor responsible for setting corporate strategy for the company. Mr. Papkoff has over 20 years of executive leadership, entrepreneurship, fiscal management and innovation experience, setting product vision and corporate strategy, driving innovation and scaling operations. Mr. Papkoff received a Bachelor of Science degree from Charles H. Lundquist College of Business at the University of Oregon in 1996. He has also taught Web Programing and Design at the San Jose State University.

Board of Directors

The following table sets forth information with respect to the individuals who are expected, to serve on the Combined Company Board following the consummation of the Business Combination and assuming the election of the nominees at the KINS Special Meeting as set forth in “Proposal No. 4 — The Director Election Proposal,” and is followed by a biography of each such individual.

Name	Age	Position
Khurram P. Sheikh	51	Class III Director Nominee, Chairman and Chief Executive Officer
Camillo Martino (1) (2) (3)	60	Class II Director Nominee
Di-Ann Eisnor (1) (2) (3)	50	Class I Director Nominee
George Mathai (1) (2) (3)	56	Class III Director Nominee
		Class II Director Nominee
(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.

The biography of Khurram P. Sheikh is set forth under the section entitled “— Directors and Executive Officers.”

Ms. Di-Ann Eisnor has served as a member of our Board of Directors since August 2020. Since November 2019, Ms. Eisnor has served as Co-Founder and CEO of Core, a venture-backed construction labor marketplace. Before that, from February 2019 until October 2019, she was an executive of The We Company, a part of the We Work Companies, where she was responsible for development of their cities platform. Prior to that, Ms. Eisnor served as Director of Urban Systems at Google, from June 2018 until February 2019. Previously, Ms. Eisnor was with Waze, Inc., a crowd-sourced navigation and real-time traffic application owned by Alphabet, Inc., for 10 years, most recently serving as the VP Platform and Director of Growth. Prior to joining Waze, Ms. Eisnor was co-founder and Chief Executive Officer of Platial Inc., a collaborative, user-generated cartographic website. Ms. Eisnor currently serves on the board of Saia Inc. (Nasdaq: SAIA) and Gray Area Foundation for the Arts. She is a venture partner at Obvious Ventures and is co-founder with Lupe Fiasco of Neighborhood Start Fund, a neighborhood-based micro-fund in underserved urban neighborhoods. She holds a Bachelor’s Degree in Studio Art and Business Administration from New York University. She is a 2014 Henry Crown Fellow of the Aspen Institute and a member of the Aspen Global Leadership Network. Ms. Eisnor is well qualified to serve on our board because of her extensive experience advising boards of directors of public and private companies and her extensive professional experience.

Mr. Camillo Martino has served as a member of our Board of Directors since August 2020. Mr. Martino was a senior global semiconductor company executive and now serves as a board member and executive advisor to many global technology companies. Prior to his current board roles, Mr. Martino was a chief executive officer and C-suite executive of a number of high technology companies worldwide. He is currently Chair of the Board of Directors of Magnachip Semiconductor (NYSE: MX) and has served on this Board since August 2016. Since 2018, he has also served on the Board of Directors at Sensera (ASX: SE1). Mr. Martino also serves on the Board of Directors at multiple privately-held companies, including VVDN Technologies (fastest growing ODM based in India with a focus on Wireless, Networking & IoT) and Sakuu Corporation (multi-material, multi-process Additive Manufacturing platform). Mr. Martino’s prior board service includes serving on the boards of Cypress Semiconductor from June 2017 through the sale of the company to Infineon in April 2020 and Moschip Technologies (BOM: 532407) from April 2017 to May 2019. As an operating executive, Mr. Martino served as Chief Executive Officer of Silicon Image, Inc. (where he also served as a director) from 2010 until the completion of its sale to Lattice Semiconductor Corporation (Nasdaq: LSCC) in March 2015, Chief Operating Officer of SAI Technology Inc. from January 2008 to December 2009 (where he also served as director from 2006 to 2010), and Chief Executive Officer of Cornice Inc. from 2005 to 2007 (where he also served as a director). From August 2001 to July 2005, Mr. Martino served as the executive vice president and chief operating officer at Zoran Corporation, a global SoC semiconductor company. Prior to that, Mr. Martino held multiple positions with National Semiconductor Corporation for a total of nearly 14 years. Mr. Martino holds a Bachelor of Applied Science from the University of Melbourne and a Graduate Diploma (in Digital Communications) from Monash University in Australia. Mr. Martino is well qualified to serve on our board because of his extensive experience advising boards of directors of public and private companies and his extensive professional experience.

Mr. George Mathai has enjoyed decades working, consulting, and investing in early stage and small businesses at the crossroads of distinct technologies, multiple industries and novel markets. A technically trained business professional, his early experience in bridge design and infrastructure repair was at Edwards & Kelcey in New York, now Jacobs Engineering. In January 1993, Mr. Mathai transitioned to managing renovations projects and gaining strong communications and project execution skills, while driving revenue and profitability, at a small New York construction company. As a founder, he later parlayed his prior management and technical expertise in leading the biosensor development program at GenoRx in June 2000, an early stage, venture-backed concern in Hayward, California. His team accomplished a manufacturable process for detecting DNA electronically on a silicon biochip with the eventual sale of the technology to Bridger Technologies in April 2011. Thereafter, Mr. Mathai helped raise financing for an innovative antibiotic skin care start-up and worked to fundraise for an early-stage immune-mediated cancer therapeutic while at a boutique brokerage firm Objective Equity LLC. Overlapping these endeavors, were local business interests in retail, as well as due diligence consulting for mergers and acquisitions. The above broad and varied interests are also reflected in his educational history which includes bachelors and masters in civil engineering from University of California, Berkeley (May 1989) and City College of New York (June 1992), respectively, as well as, most recently upskilling at CalTech’s cybersecurity program (December 2020). Mr. Mathai’s extensive experience in several diverse industries, markets and customer types will bring a unique and inestimable resource to the board.

Family Relationships

There are no family relationships between any of our directors and executive officers.

The Combined Company Board Composition and Election of Directors

Director Independence

Following the Merger, the Combined Company Board will consist of five (5) members. The KINS Board has determined that all of the Combined Company’s anticipated directors, other than Mr. Sheikh, are independent directors in accordance with the listing requirements of Nasdaq. The Nasdaq independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of the Combined Company’s employees and that neither the director nor any of his, her or their family members has engaged in various types of business dealings with the Combined Company. In addition, as required by Nasdaq rules, the KINS Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of the KINS Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. In making these determinations, the KINS Board reviewed and discussed information provided by the directors and CXApp with regard to each director’s business and personal activities and relationships as they may relate to the Enterprise Apps Business, the Combined Company and KINS’ management. There are no family relationships among any of the Combined Company’s expected directors or executive officers.

Classified Board of Directors

Assuming the Advisory Charter Proposal is approved, the Combined Company Board will be divided into three classes with staggered, three-year terms, in accordance with the terms of the Proposed Charter. At each annual meeting of stockholders, the directors whose terms then expire will be eligible for reelection until the third annual meeting following reelection. Effective upon the Merger, assuming the Director Election Proposal is approved, the directors will be divided among the three classes as follows:

●	the Class I directors will be Di-Ann Eisnor, and her term will expire at our first annual meeting of stockholders following the Merger;
●	the Class II directors will be Camillo Martino and, and their terms will expire at our second annual meeting of stockholders following the Merger; and
●	the Class III directors will be Khurram P. Sheikh and George Mathai, and their terms will expire at our third annual meeting of stockholders following the Merger.

The Proposed Charter provides that the authorized number of directors may be changed only by resolution of the Combined Company Board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the Combined Company Board into three classes with staggered three-year terms may delay or prevent a change of the Combined Company Board or a change in control of the Combined Company. The Combined Company’s directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the Combined Company’s outstanding voting stock then entitled to vote in an election of directors.

Board Leadership Structure

The Combined Company Board does not anticipate implementing a policy requiring the positions of the Chairman of the Board and Chief Executive Officer to be separate or held by the same individual. Any further determination to create such a policy is expected to be based on circumstances existing from time to time, based on criteria that are in the Combined Company’s best interests and the best interests of its stockholders, including the composition, skills and experience of the Combined Company Board and its members, specific challenges faced by the Combined Company or the industry in which it operates, and governance efficiency. We currently anticipate electing Mr. Sheikh as Chairman of the Board because Mr. Sheikh’s strategic vision for the business, his in-depth knowledge of the Combined Company’s operations, and his experience in capital markets make him well qualified to serve as both Chairman of the Board and Chief Executive Officer of the Combined Company. Combining the roles of Chairman and Chief Executive Officer will help provide strong and consistent leadership for the management team and the Combined Company Board. However, the Combined Company Board may decide in the future to separate the roles of Chairman and Chief Executive Officers if it determines that such structure provides better and more effective oversight and management of the Combined Company. If the Combined Company Board convenes for a meeting, it is expected that the non-management directors will meet in one or more executive sessions, if the circumstances warrant it. The Combined Company Board may also consider appointing a lead independent director, if the circumstances warrant it.

Board Committees and Independence

The Combined Company Board will consist of an audit committee, a compensation committee and a nominating and corporate governance. The expected composition of each committee following the Merger is set forth below.

Role of Board in Risk Oversight Process

The Combined Company Board will have responsibility for the oversight of the Combined Company’s risk management processes and, either as a whole or through its committees, will regularly discuss with management the Combined Company’s major risk exposures, their potential impact on the Combined Company’s business and the steps the Combined Company takes to manage them. The risk oversight process will include receiving regular reports from board committees and members of senior management to enable the Combined Company Board to understand the Combined Company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee will review information regarding liquidity and operations, and oversees the Combined Company’s management of financial risks. Periodically, the audit committee will review the Combined Company’s policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee will include direct communication with the Combined Company’s external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee will be responsible for assessing whether any of the Combined Company’s compensation policies or programs has the potential to encourage excessive risk-taking. The nominating and corporate governance committee will manage risks associated with the independence of the Combined Company Board, corporate disclosure practices and potential conflicts of interest. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire Combined Company Board will be regularly informed through committee reports about such risks. Matters of significant strategic risk will be considered by the Combined Company Board as a whole.

Committees of the Board of Directors

Audit Committee

The audit committee’s main function will be to oversee the Combined Company’s accounting and financial reporting processes and the audits of the Combined Company’s financial statements. This committee’s responsibilities will be set forth in a charter that will include, among other things:

●	assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors;
●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;
●	pre-approving all audit and permitted non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;
●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;
●	setting clear hiring policies for employees or former employees of the independent auditors;
●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;
●	meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under KINS’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates”;
●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and
●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our
●	financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

The members of the Combined Company’s audit committee will be Camillo Martino, Di-Ann Eisnor and George Mathai. Camillo Martino will serve as the chair of the committee. All members of the Combined Company’s audit committee are independent directors and meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Camillo Martino is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq listing standards. Upon the listing of our common stock on Nasdaq, the audit committee will operate under its written charter.

Compensation Committee

The compensation committee’s main function will be to oversee the Combined Company’s policies relating to compensation and benefits of the Combined Company’s officers and employees. This committee’s responsibilities will be set forth in a charter that will include, among other things:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;
●	reviewing and approving on an annual basis the compensation of all of our other officers;
●	reviewing on an annual basis our executive compensation policies and plans;
●	implementing and administering our incentive compensation equity-based remuneration plans;
●	assisting management in complying with our proxy statement and annual report disclosure requirements;
●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;
●	if required, producing a report on executive compensation to be included in our annual proxy statement; and;
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

The members of the Combined Company’s compensation committee will be Camillo Martino, Di-Ann Eisnor and George Mathai. Di-Ann Eisnor will serve as the chair of the committee. The KINS Board has determined that each of Camillo Martino, Di-Ann Eisnor and George Mathai is independent under the applicable Nasdaq listing standards and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. Upon the listing of our common stock on Nasdaq, the compensation committee will operate under its written charter and will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for assisting the Combined Company Board in discharging the board of directors’ responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as directors at the Combined Company’s annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on the Combined Company Board and any committees thereof. In addition, the nominating and corporate governance committee will be responsible for overseeing the Combined Company’s corporate governance policies, reporting and making recommendations to the Combined Company Board concerning governance matters and oversight of the evaluation of the Combined Company Board.

The charter will also provide that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

The members of the Combined Company’s nominating and corporate governance committee will be Camillo Martino, Di-Ann Eisnor and George Mathai. Di-Ann Eisnor will serve as the chair of the committee. All members of the Combined Company’s nominating and corporate governance committee are independent directors under the applicable Nasdaq listing standards. Upon the listing of our common stock on Nasdaq, the nominating and corporate governance committee will operate under its written charter and will review and evaluate at least annually

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee serves or served during the fiscal year ended December 31, 2021, as a member of the Combined Company Board or compensation committee of a company that has one or more executive officers serving as a member of the board of directors or compensation committee.

Board Diversity

Following the Merger, the Combined Company’s nominating and corporate governance committee will be responsible for reviewing with the Combined Company Board, on an annual basis, the appropriate characteristics, skills and experience required for the Combined Company Board as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members) for election or appointment, the nominating and corporate governance committee and the Combined Company Board will take into account many factors, including the following:

●	personal and professional integrity, ethics and values;
●	experience in corporate management, such as serving as an officer or former officer of a publicly- held company;
●	experience as a board member or executive officer of another publicly-held company;
●	strong finance experience;
●	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;
●	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;
●	experience relevant to our business industry and with relevant social policy concerns; and
●	relevant academic expertise or other proficiency in an area of our business operations.

Following the Merger, the Combined Company Board will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Nasdaq Board Diversity Matrix

The following Board Diversity Matrix presents the anticipated Combined Company Board diversity statistics in accordance with Nasdaq Rule 5606, as self-disclosed by the director nominees.

Board Diversity Matrix (As of October 14, 2022)
Total Number of Directors	5
	Female	Male
Part I: Gender Identity
Directors	1	3
Part II: Demographic Background
Asian		2
White		1
Two or More Races or Ethnicities	1
LGBTQ+

Code of Business Conduct and Ethics

The Combined Company plans to adopt a written code of business conduct and ethics that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which will be effective upon the Merger. Following the Merger, the Combined Company’s code of business conduct and ethics will be available under the Corporate Governance section of the Combined Company’s website at           . In addition, the Combined Company intends to post on its website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to the Combined Company’s website address does not constitute incorporation by reference of the information contained at or available through its website, and you should not consider it to be a part of this proxy statement/prospectus.

REGULATORY MATTERS

None of KINS or CXApp are aware of any material regulatory approvals or actions that are required for completion of the Merger. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

The Merger is not subject to any additional federal or state regulatory requirement or approval. Upon the Closing, KINS will cause the Merger to be consummated by filing the Merger Agreement and such other documents as may be required in accordance with the applicable provisions of the DGCL or by any other law to make the Merger effective with the Delaware Secretary of State. The Merger will become effective on the merger effective date when the Merger Agreement is registered by the Delaware Secretary of State.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of U.S. federal income tax considerations generally applicable to (i) Inpixon securityholders of the Distribution and Merger and (ii) KINS Public Stockholders of the exercise of redemption rights. This section applies only to Inpixon stock, KINS Public Shares and New CXApp Class A Common Stock held as capital assets for U.S. federal income tax purposes (generally, property held for investment).

This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income, and the different consequences that may apply to holders subject to special rules that apply to certain types of investors, such as:

●	financial institutions or financial services entities;
●	broker-dealers;
●	taxpayers that are subject to the mark-to-market accounting rules;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	regulated investment companies or real estate investment trusts;
●	expatriates or former long-term residents of the United States;
●	persons that actually or constructively own five percent or more of the voting shares, or five percent or more of the total value of all classes of shares, of Inpixon, or KINS;
●	persons that acquired Inpixon or KINS Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;
●	persons that hold Inpixon or KINS Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;
●	persons whose functional currency is not the U.S. dollar;
●	controlled foreign corporations;
●	passive foreign investment companies; or
●	partnerships or other pass-through entities for U.S. federal income tax purposes (and investors in such entities).

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds Inpixon or KINS Securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding such securities and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the transactions described herein.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. No assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary.

EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DISTRIBUTION, MERGER, AND EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

Treatment of the Distribution

The Contribution and Distribution, taken together, are intended to qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code. Assuming that the Contribution and Distribution, taken together, so qualify, for U.S. federal income tax purposes:

●	subject to the discussion below regarding Section 355(e) of the Code, no gain or loss will be recognized by Inpixon on the Distribution, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the Distribution and with respect to any “intercompany transaction” required to be taken into account by Inpixon under the Treasury Regulations related to consolidated federal income tax returns;
●	an Inpixon Stockholder will not recognize any gain or loss and no amount will be includable in income for U.S. federal income tax purposes as a result of the receipt of CXApp Common Stock pursuant to the Distribution; and
●	the aggregate tax basis of the shares of Inpixon stock and shares of CXApp Common Stock in the hands of each Inpixon Stockholder immediately after the Distribution will be the same as the aggregate tax basis of the shares of Inpixon Common Stock held by such holder immediately prior to the Distribution, allocated between the shares of Inpixon Common Stock and shares of CXApp Common Stock in proportion to their relative fair market values immediately following the Distribution.

An Inpixon Stockholder that acquired different blocks of shares of Inpixon Common Stock at different times or at different prices should consult its tax advisors regarding the determination of its adjusted basis in, and its holding period of, shares of CXApp Common Stock distributed with respect to different blocks of Inpixon Common Stock.

None of Inpixon, CXApp or KINS intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the transactions described herein. Consequently, no assurance can be given that the IRS will not challenge the conclusions reflected herein or that a court would not sustain such a challenge. If the IRS were to assert successfully that the Distribution is taxable, both Inpixon and Inpixon securityholders who received shares of CXApp Common Stock in the Distribution would be subject to significant U.S. federal income tax liability.

In general, if the Contribution and Distribution, taken together, were determined not to qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, Inpixon would recognize taxable gain, which could result in significant tax to Inpixon. In addition, each Inpixon Stockholder that receives shares of CXApp Common Stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of CXApp Common Stock that was distributed to such stockholder, which would generally be taxed as a dividend to the extent of the stockholder’s pro rata share of Inpixon’s current and accumulated earnings and profits, as determined for U.S. federal income tax purposes (including any earnings and profits attributable to Inpixon’s taxable gain, if any, on the Distribution). To the extent amount of the distribution exceeds such earnings and profits, the distribution will constitute a non-taxable return of capital and will first reduce the Inpixon Stockholder’s basis in its Inpixon Common Stock (but not below zero), and then will be treated as capital gain from the sale or exchange of the Inpixon Common Stock.

Even if the Contribution and Distribution, taken together, otherwise qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, the Distribution would be taxable to Inpixon (but not to Inpixon securityholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Inpixon or CXApp, directly or indirectly (including through acquisitions of the stock of New CXApp after the Merger), as part of a plan or series of related transactions that includes the Distribution. For purposes of Section 355(e), any acquisitions of Inpixon or CXApp stock, directly or indirectly, within the period beginning two years before the Distribution and ending two years after the Distribution are generally presumed to be part of such a plan, although Inpixon may, depending on the facts and circumstances, be able to rebut that presumption. For purposes of this test, the Merger will be treated as part of a plan that includes the Distribution, but it is expected that the Merger standing alone will not cause the Distribution to be taxable to Inpixon under Section 355(e) of the Code because holders of CXApp Common Stock will own more than 50% of the common stock of New CXApp immediately following the Merger.

Inpixon is exploring potential transactions that would likely involve an acquisition of more than 50% of Inpixon’s stock following the Merger. If such a transaction were to occur, or if the IRS were to determine that other acquisitions of Inpixon or CXApp stock described above were part of a plan or series of related transactions that included the Distribution, such determination could result in the recognition of a significant amount of taxable gain by Inpixon under Section 355(e) of the Code.

In connection with the Merger, Inpixon, CXApp and KINS will execute the Tax Matters Agreement, which will govern the parties’ respective rights and obligations with respect to certain tax matters. Pursuant to the Tax Matters Agreement, CXApp and KINS will be obligated under restrictive covenants to refrain from taking or failing to take certain actions that could adversely affect the intended U.S. federal income tax treatment of the Contribution and Distribution, taken together, and certain internal restructuring transactions undertaken in the Separation. CXApp and KINS will generally be obligated under the Tax Matters Agreement to indemnify Inpixon against taxes on the Distribution that arise as a result of any breach by CXApp or KINS of these covenants or certain representations. Taxes on the Distribution not attributable to such breach, including Taxes imposed on Inpixon under Section 355(e) of the Code as a result of an acquisition of Inpixon stock following the Merger, are generally the obligation of Inpixon. However, even if KINS and CXApp are not responsible for tax liabilities of Inpixon under the Tax Matters Agreement, CXApp nonetheless could be liable for such taxes under applicable U.S. federal tax law that generally imposes several liability on members (and in certain circumstances, former members) of a consolidated group for the taxes of such group. If the Distribution were to be taxable to Inpixon, the liability for payment of such tax could be significant. For more information regarding the Tax Matters Agreement, see “Proposal No. 1 — The Business Combination Proposal — Summary of the Ancillary Agreements — Tax Matters Agreement.”

Tax Consequences of the Merger to Holders of CXApp Common Stock

Immediately following the receipt by an Inpixon Stockholder of CXApp Common Stock in the Distribution, the shares of CXApp Common Stock so received will be exchanged for shares of New CXApp Common Stock pursuant to the Merger. The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code.

Assuming the Merger so qualifies, in general, for U.S. federal income tax purposes: (i) an Inpixon Stockholder will generally not recognize gain or loss upon the exchange of shares of Inpixon stock for shares of New CXApp Common Stock pursuant to the Merger; (ii) the aggregate tax basis in the shares of New CXApp Common Stock received pursuant to the Merger will generally equal such holder’s aggregate adjusted tax basis in the shares of Inpixon stock surrendered, and such aggregate adjusted tax basis will be allocated to the New CXApp Common Stock received; and (iii) such holder’s holding period for the shares of New CXApp Common Stock received pursuant to the Merger will generally include the holding period in the shares of Inpixon stock surrendered.

The remainder of this discussion assumes that the tax treatment described above will apply to the Merger. If you are a Inpixon Stockholder, you should consult your tax advisor as to the particular tax consequences of the Merger to you.

Redemption of KINS Public Shares

In the event that a holder’s KINS Public Shares are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section titled “KINS Stockholder

Meeting — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of KINS Public Shares under Section 302 of the Code. If the redemption qualifies as a sale of KINS Public Shares, a U.S. Holder (as defined below) will be treated as described below under the section titled “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of KINS Public Shares,” and a Non-U.S. Holder (as defined below) will be treated as described under the section titled “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of KINS Public Shares.” If the redemption does not qualify as a sale of KINS Public Shares, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section titled “U.S. Holders — Taxation of Distributions,” and the tax consequences to a Non-U.S. Holder described below under the section titled “Non-U.S. Holders — Taxation of Distributions.”

Whether a redemption of KINS Public Shares qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning warrants) relative to all of our shares outstanding both before and after the redemption. The redemption of KINS Public Shares will generally be treated as a sale of KINS Public Shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include KINS Public Shares which could be acquired pursuant to the exercise of the warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of KINS Public Shares must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of KINS Public Shares and the KINS Public Shares to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock. The redemption of KINS Public Shares will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of KINS Public Shares will be treated as a corporate distribution to the redeemed holder and the tax effects to such U.S. Holder will be as described below under the section titled “U.S. Holders — Taxation of Distributions,” and the tax effects to such Non-U.S. Holder will be as described below under the section titled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed KINS Public Shares will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

A holder should consult its tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a “U.S. Holder.” A U.S. Holder is a beneficial owner of KINS Public Shares who or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or
●	a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (ii) the trust validly elected to be treated as a United States person for U.S. federal income tax purposes.

Taxation of Distributions. If our redemption of a U.S. Holder’s KINS Public Shares is treated as a distribution, as discussed above under the section titled “Redemption of KINS Public Shares,” such distributions will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such holder’s KINS Public Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the KINS Public Shares and will be treated as described below under the section titled”U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of KINS Public Shares.”

Dividends received by a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends received by a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate applicable to long-term capital gains. It is unclear whether the redemption rights with respect to the KINS Public Shares described in this proxy statement/prospectus may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of KINS Public Shares. If our redemption of a U.S. Holder’s KINS Public Shares is treated as a sale or other taxable disposition, as discussed above under the section titled “Redemption of KINS Public Shares,” a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the KINS Public Shares redeemed. Any such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the KINS Public Shares so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the KINS Public Shares described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. Holders who hold different blocks of KINS Public Shares (KINS Public Shares purchased or acquired on different dates or at different prices) should consult their tax advisor to determine how the above rules apply to them.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its KINS Public Shares so disposed of. A U.S. Holder’s adjusted tax basis in its KINS Public Shares will generally equal the U.S. Holder’s acquisition cost less any prior distributions paid to such U.S. Holder with respect to its KINS Public Shares treated as a return of capital.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” A Non-U.S. Holder is a beneficial owner of our KINS Public Shares who or that is, for U.S. federal income tax purposes:

●	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;
●	a foreign corporation; or
●	an estate or trust that is not a U.S. Holder;

but does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of a redemption.

Taxation of Distributions. If our redemption of a Non-U.S. Holder’s KINS Public Shares is treated as distribution, as discussed above under the section titled “Redemption of KINS Public Shares,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of our KINS Public Shares and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the KINS Public Shares, which will be treated as described below under the section titled “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of KINS Public Shares.”

The withholding tax described above does not apply to a dividend paid to a Non-U.S. Holder who provides an IRS Form W-8ECI, certifying that such dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividend will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. Holder, subject to an applicable income tax treaty providing otherwise. A Non-U.S. Holder that is a corporation for U.S. federal income tax purposes and is receiving an effectively connected dividend may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of KINS Public Shares. If our redemption of a Non-U.S. Holder’s KINS Public Shares is treated as a sale or other taxable disposition as discussed above under the section titled “Redemption of KINS Public Shares,” a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our KINS Public Shares, unless:

●	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder); or
●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our KINS Public Shares, and, in the case where shares of our KINS Public Shares are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of our KINS Public Shares at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our KINS Public Shares.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. In the event the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, such gain may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. Holder, gain recognized by such holder on the sale, exchange or other taxable disposition of shares of our KINS Public Shares will be subject to tax at generally applicable U.S. federal income tax rates. In addition, unless our KINS Public Shares is regularly traded on an established securities market, a buyer of our KINS Public Shares (we would be treated as a buyer with respect to a redemption of KINS Public Shares) may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such disposition. There can be no assurance that our KINS Public Shares will be treated as regularly traded on an established securities market. We believe that we are not and have not been at any time since our formation a United States real property holding company and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. Holder’s KINS Public Shares, the withholding agent might treat the redemption as a distribution subject to withholding tax.

COMPARISON OF CORPORATE GOVERNANCE AND STOCKHOLDERS’ RIGHTS

KINS is incorporated under the laws of the State of Delaware, and the rights of KINS Stockholders are governed by the laws of the State of Delaware, including the DGCL, and the Existing Charter and Existing Bylaws. As a result of the Merger, KINS Stockholders who receive shares of New CXApp Common Stock will become stockholders of New CXApp. New CXApp is incorporated under the laws of the State of Delaware and the rights of stockholders of New CXApp will be governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and the Proposed Bylaws. Thus, following the Merger, the rights of KINS Stockholders who become stockholders New CXApp will continue to be governed by Delaware law but will no longer be governed by the Existing Charter and the Existing Bylaws and instead will be governed by the Proposed Charter and the Proposed Bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of KINS Stockholders under the Existing Charter and Existing Bylaws (left column), and the rights of stockholders of New CXApp under the Proposed Charter and Proposed Bylaws (middle column). Further, the Proposed Charter and Proposed Bylaws will differ in certain material respects from the governance documents determining the existing rights of Inpixon’s stockholders prior to the Separation and the Merger. Therefore, securityholders of Inpixon will experience certain changes in their previous rights as securityholders of Inpixon (right column) as compared to their new rights as stockholders of New CXApp, following the Separation and the Merger. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Proposed Charter and Proposed Bylaws, which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively, the full text of the Existing Charter and Existing Bylaws, the complete text of the existing bylaws and charter of Inpixon, and the relevant provisions of the DGCL and the Nevada Revised Statutes. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

	KINS	New CXApp	Inpixon
Number of Authorized Shares

The Existing Charter authorized 220,000,000 shares, consisting of (a) 220,000,000 shares of common stock, including (i) 200,000,000 shares of KINS Class A common stock, and (ii) 20,000,000 shares of KINS Class B common stock, and (b) 2,000,000 shares of undesignated preferred stock.

The Proposed Charter decreases the total number of authorized shares of all classes of capital stock to 212,000,000 shares, consisting of (i) 200,000,000 shares of Class A Common Stock, (ii) 10,000,000 shares of Class C Common Stock, and (iii) 2,000,000 shares of undesignated preferred stock, each having a par value of $0.0001. Upon consummation of the Business Combination, we expect there will be approximately 7,589,999 shares of Class A Common Stock outstanding and 6,210,000 shares of Class C Common Stock outstanding, assuming no redemptions and no recapitalization. Following consummation of the Business Combination, the Combined Company is not expected to have any preferred stock outstanding.

Under Inpixon’s articles of incorporation, Inpixon is currently authorized to issue 31,666,667 shares, consisting of (a) 26,666,667 shares of common stock, par value $0.001 per share, and (b) 5,000,000 shares of preferred stock, par value $0.001 per share.

Name	KINS Technology Group Inc.	CXApp Inc.	Inpixon

	KINS	New CXApp	Inpixon
Purpose

The Existing Charter provides that the purpose of KINS is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon KINS by law and those incidental thereto, KINS shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of KINS, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving KINS and one or more businesses.

		The Proposed Charter provides that the purpose of the Combined Company is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.	Inpixon’s articles of incorporation provides that the purpose or purposes of Inpixon is to engage in any lawful act or activity for which corporations may be organized under Nevada Law.

Voting

The Existing Charter provides that the holders of the KINS Class A common stock and the KINS Class B common stock exclusively possess all voting power with respect to KINS. The holders of shares of KINS common stock shall be entitled to one vote for each such share on each matter properly submitted to KINS stockholders on which the holders of KINS common stock are entitled to vote.

The Proposed Charter provides that the holders of the Class A common stock and the Class C common stock exclusively possess all voting power with respect to the Combined Company. The holders of shares of the Combined Company common stock shall be entitled to one vote for each such share on each matter properly submitted to the Combined Company stockholders on which the holders of the Combined Company common stock are entitled to vote.

Inpixon’s articles of incorporation provides that the holders of Inpixon common stock exclusively possess all voting power with respect to Inpixon; provided, however, that the holders of Inpixon’s Series 8 Convertible Preferred Stock are entitled to vote together (on an as-converted basis) with all other classes and series of stock of Inpixon as a single class on all actions to be taken by the stockholders of the Company. The holders of shares of Inpixon Common Stock and Series 8 Convertible Preferred Stock are entitled to one vote (on an as-converted basis with respect to the Series 8 Convertible Preferred Stock) for each such share on each matter properly submitted to Inpixon stockholders on such stockholders are entitled to vote.

	KINS	New CXApp	Inpixon
Duration of Existence

The Existing Charter provides that if KINS fails to complete an initial business combination by December 16, 2022 (subject to the requirements of law), it will be required to dissolve and liquidate its trust account by returning the then-remaining funds in such account to the Public Stockholders.

		The Proposed Charter deletes the liquidation provision in the Existing Charter and retains the default of perpetual existence under the DGCL.	Inpixon’s articles of incorporation provides for the default of perpetual existence under Nevada law.

Provision Specific to a Blank Check Company	Under the Existing Charter, Article IX sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.

The Proposed Charter deletes the provisions previously included as Article IX in the Existing Charter in their entirety because, upon consummation of the Business Combination, KINS will cease to be a blank check company. In addition, the provisions requiring that the proceeds from the Offering be held in a trust account until a business combination or liquidation of KINS and the terms governing KINS’ consummation of a proposed business combination will not be applicable following consummation of the Business Combination and thus will be deleted.

None.

	KINS	New CXApp	Inpixon
Amendment to Certificate of Incorporation

The Existing Charter requires a separate or specific vote for:

●
Amendments that relate solely to the terms of one or more outstanding series of preferred stock, or another series of common stock, if the holders thereof are entitled to a separate vote;
●
Amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the KINS Class B common stock, which require a separate class vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding;
●
Amendments to the provisions of the current certificate of incorporation related to the requirements for KINS’ initial business combination, redemption rights, distributions from the trust account, certain share issuances, transactions with affiliates, minimum value of target, which prior to the consummation of KINS’ initial business combination require the affirmative vote of holders of at least sixty-five percent (65%) of all then outstanding shares of the KINS common stock; and
●
Amendments to the provisions of the Existing Charter related to the limitation of director liabilities shall not adversely affect any right or protection of a director of KINS in respect of any act or omission occurring prior to the time of such amendment.

The Proposed Charter requires a separate or specific vote for:

●
Amendments that relate solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series, to vote thereon;
●
Amendments that would create any separate class of stock with voting rights different from that of the Class A Common Stock, shall require the affirmative vote of holders of a majority of Class A Common Stock (voting separately as a single class);
●
Amendments to the provisions of the Proposed Charter related to preferred stock; the management of the business and for the conduct of the affairs of the Combined Company; special meetings; liabilities of directors of the Combined Company; restrictions on any business combination with any interested stockholder; indemnification of directors and officers of the Combined Company; and forum require the affirmative vote of the holders of at least sixty six and two-thirds percent (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Combined Company entitled to vote thereon, voting together as a single class; and
●
Amendments to the provisions of the Existing Charter related to the limitation of director liabilities shall not adversely affect any right or protection of a director of KINS in respect of any act or omission occurring prior to the time of such amendment.

Inpixon’s articles of incorporation and Nevada law provides that the holders of the outstanding shares of a particular class are entitled to vote as a class on a proposed amendment if the amendment would alter or change the power, preferences, or special rights of one or more series of any class so as to affect them adversely.

	KINS	New CXApp	Inpixon
Composition of the Board of Directors	Under the Existing Charter, Article V sets out the composition of the Board of Directors, dividing the board into three classes, as nearly equal in number as possible, Class I, Class II and Class III.

The Proposed Charter provides for the continuation of a classified board divided into Classes I, II and III, as nearly equal in number as possible, with staggered terms of office. If one or more series of preferred stock are granted the right to elect one or more directors, those directors will be excluded from the allocation of directors into three classes unless otherwise expressly provided in the applicable preferred stock designation.

Inpixon’s articles of incorporation does not provide for a classified board.

Choice of Forum

The Existing Charter provides that unless KINS consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any KINS stockholder to bring (i) any derivative action or proceeding brought on behalf of KINS; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of KINS to KINS or KINS stockholders, (iii) any action asserting a claim against KINS, its directors, officers or employees arising pursuant to any provision of the DGCL or the Existing Charter or the KINS bylaws; or (iv) any action asserting a claim against KINS, its directors, officers or employees governed by the internal affairs doctrine. The exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and unless KINS consents in writing to the selection of an alternative forum.

Unless the Combined Company consents in writing to the selection of an alternative forum, the Proposed Charter generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of the Combined Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Combined Company to the Combined Company or the Combined Company’ stockholders; (iii) any action asserting a claim against the Combined Company, its directors, officers, or employees arising pursuant to any provision of the DGCL or the Proposed Charter or the Proposed Bylaws; and (iv) any action asserting a claim against the Combined Company, its directors, officers, or employees governed by the internal affairs doctrine, subject to certain exceptions, unless the Combined Company consents in writing to an alternative forum. The federal district courts of the United States of America will be, to the fullest extent permitted by applicable law, the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Inpixon’s articles of incorporation does not provide for a choice of forum.

DESCRIPTION OF NEW CXAPP CAPITAL STOCK

The following summary of the material terms of New CXApp’s securities following the Merger is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the proposed amended and restated certificate of incorporation and the proposed amended and restated bylaws in their entirety for a complete description of the rights and preferences of New CXApp’s securities following the Merger. The full text of the proposed amended and restated certificate of incorporation is attached as Annex C to this proxy statement/prospectus. The full text of the proposed amended and restated bylaws is attached as Annex D to this proxy statement/prospectus. It is expected that the proposed amended and restated certificate of incorporation and the proposed amended and restated bylaws will be adopted by the New CXApp Board and become effective immediately prior to the Closing. The affirmative vote of a majority of the New CXApp Board is required to adopt, amend, alter or repeal the proposed amended and restated bylaws and certain provisions of the amended and restated certificate of incorporation.

For more information about the Advisory Amendment Proposals, see “Proposal No. 3(A) Through No. 3(D) — The Advisory Amendment Proposals.”

General

Following the Closing, the authorized capital stock of New CXApp will consist of 212,000,000 shares, $0.0001 par value per share, of which: 210,000,000 shares will be designated as New CXApp Common Stock; and 2,000,000 shares will be designated as New CXApp Preferred Stock. Following the Closing, it is expected that New CXApp will have an aggregate of approximately 13,799,999 shares of New CXApp Common Stock issued and outstanding, which reflects (i) 6,899,999 shares represented by KINS Class A Common Stock outstanding as of the Merger (assuming that no KINS Stockholders exercise redemption rights with respect to their KINS Public Shares upon the Closing) and (ii) 6,900,000 shares issuable upon the conversion of KINS Class B Common Stock, which will be exchanged into 690,000 shares of New CXApp Class A Common Stock and 6,210,000 shared of New CXApp Class C Common Stock.

Class A Common Stock and Class C Common Stock

The proposed amended and restated certificate of incorporation authorizes two classes of common stock, the New CXApp Class A Common Stock and the New CXApp Class C Common Stock. The New CXApp Class A Common Stock and the New CXApp Class C Common Stock will have the same rights, except the New CXApp Class C Common Stock will not be listed on an exchange and will be subject to a 180 day lock-up period beginning on the Closing Date of the Merger. Upon the expiration of the lock-up period, such shares of New CXApp Class C Common Stock will convert into shares of New CXApp Class A Common Stock.

Dividend Rights

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus”, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Delaware common law also imposes a solvency requirement in connection with the payment of dividends.

Subject to applicable law and the rights and preferences of any holders of any outstanding series of New CXApp Preferred Stock, the holders of New CXApp Common Stock will be entitled to the payment of dividends on the Common Stock when, as and if declared by the New CXApp Board in accordance with applicable law.

Voting Rights

Holders of New CXApp Common Stock will be entitled to one vote for each share held as of the record date for determining stockholders entitled to vote on such matters, except as otherwise required by law.

Right to Receive Liquidation Distributions

Subject to the rights and preferences of any holders of any shares of any outstanding series of New CXApp Preferred Stock, in the event of any liquidation, dissolution or winding up of New CXApp, the funds and assets of New CXApp that may be legally distributed to the New CXApp’s stockholders will be distributed among the holders of the then outstanding New CXApp Common Stock pro rata in accordance with the number of shares of New CXApp Common Stock held by each such holder.

Other Matters

All outstanding shares of the New CXApp Common Stock will be fully paid and nonassessable. The New CXApp Common Stock will not be entitled to preemptive rights and will not be subject to redemption or sinking fund provisions.

Preferred Stock

The New CXApp Board will be authorized, subject to limitations prescribed by the DGCL, to issue from time to time New CXApp Preferred Stock in one or more series, and to determine and fix the number of shares of such series and such designations, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without approval by the New CXApp Stockholders. The New CXApp Board will be authorized to increase or decrease the number of shares of any series of New CXApp Preferred Stock, but not below the number of shares of that series then outstanding, without approval by the New CXApp stockholders. The New CXApp Board may also authorize the issuance of New CXApp Preferred Stock with voting or other rights that could adversely affect the voting power or other rights of the holders of New CXApp Common Stock.

Anti-Takeover Provisions

Certain provisions of Delaware law, the proposed amended and restated certificate of incorporation, and the proposed amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of New CXApp. They are also designed, in part, to encourage persons seeking to acquire control of New CXApp to negotiate first with the New CXApp Board.

Section 203 of the DGCL

KINS is currently governed by the provisions of Section 203 of the DGCL, and New CXApp will also be governed by the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” (as those terms are defined in Section 203 of the DGCL) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	either the merger or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	at or subsequent to the time the stockholder became an interested stockholder, the Merger was approved by the New CXApp Board and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include Merger s, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within the prior three years, did own, 15% or more of New CXApp’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of New CXApp.

Classified Board of Directors

The proposed amended and restated certificate of incorporation will provide that the New CXApp Board is divided into three classes, designated Class I, Class II and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one third of the total number of directors constituting the entire board of directors. The term of the initial Class I directors shall terminate on the date of the first annual meeting of stockholders following the effectiveness of the proposed amended and restated certificate of incorporation, the term of the initial Class II directors shall terminate on the date of the second annual meeting of stockholders following the effectiveness of the proposed amended and restated certificate of incorporation, and the term of the initial Class III directors shall terminate on the date of the third annual meeting of stockholders following the effectiveness of the proposed amended and restated certificate of incorporation. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of Directors

Subject to the special rights of the holders of one or more outstanding series of New CXApp Preferred Stock to elect directors, the proposed amended and restated certificate of incorporation provides that directors may be removed from office at any time, with or without cause, only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of New CXApp entitled to vote at an election of directors.

Board of Directors Vacancies

Subject to the special rights of the holders of one or more outstanding series of New CXApp Preferred Stock to elect directors, and except as otherwise provided by law, the proposed amended and restated certificate of incorporation authorizes only a majority of the remaining members of the New CXApp Board (other than any directors elected by the separate vote of one or more outstanding series of New CXApp Preferred Stock), even though less than a quorum, to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the New CXApp Board will be permitted to be set only by a resolution of the New CXApp Board. These provisions would prevent a stockholder from increasing the size of the New CXApp Board and then gaining control of the New CXApp Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of the New CXApp Board and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

The proposed amended and restated bylaws provide that the New CXApp stockholders may take any action required or permitted to be taken at an annual or special meeting of stockholders by written consent in lieu of a meeting. The proposed amended and restated certificate of incorporation and proposed amended and restated bylaws further provide that special meetings of New CXApp stockholders may be called only by the chairman of the New CXApp Board, the Chief Executive Officer of New CXApp or the New CXApp Board pursuant to a resolution adopted by a majority of New CXApp Board, and may not be called by any other person, including New CXApp stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The proposed amended and restated bylaws provide that New CXApp stockholders seeking to bring business before New CXApp’s annual meeting of stockholders, or to nominate candidates for election as directors at New CXApp’s annual or a special meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be received by the Secretary at New CXApp’s principal executive offices (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders (subject to certain exceptions), and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by New CXApp. The proposed amended and restated bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude New CXApp stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The proposed amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of Amended and Restated Certificate of Incorporation Provisions

Amendments to the provisions of the proposed amended and restated certificate of incorporation related to preferred stock; the management of the business and for the conduct of the affairs of New CXApp; special meetings; liabilities of directors of New CXApp; restrictions on any business combination with any interested stockholder; indemnification of directors and officers of New CXApp; and forum require the affirmative vote of the holders of at least sixty six and two-thirds percent (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of New CXApp entitled to vote thereon, voting together as a single class.

Authorized but Unissued Capital Stock

New CXApp’s authorized but unissued Common Stock and Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of New CXApp by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum

The proposed amended and restated certificate of incorporation provides that, unless New CXApp consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding (“Proceeding”) brought on behalf of New CXApp; (ii) any Proceeding asserting a claim of breach of a fiduciary duty owed by any of New CXApp’s directors, officers, or stockholders to New CXApp or its stockholders; (iii) any Proceeding arising pursuant to any provision of the DGCL, proposed amended and restated certificate of incorporation or the proposed amended and restated bylaws; (iv) any Proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (v) any Proceeding asserting a claim against New CXApp or any current or former director, officer or stockholder governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce any liability or duty created by apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The proposed amended and restated certificate of incorporation further provides that, unless New CXApp consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These provisions may have the effect of discouraging lawsuits against New CXApp or its directors and officers.

Limitations on Liability and Indemnification of Directors and Officers

The proposed amended and restated certificate of incorporation provides that no director of New CXApp shall have any personal liability to New CXApp or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Amendments to these provisions shall not adversely affect any right or protection of a director of New CXApp in respect of any act or omission occurring prior to the time of such amendment.

The proposed amended and restated certificate of incorporation further provides that New CXApp indemnify directors and officers to the fullest extent permitted by law. New CXApp is also expressly authorized to advance certain expenses (including, without limitation, attorneys’ fees) to its directors and officers and to maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of New CXApp against any expense, liability or loss, whether or not New CXApp would have the power to indemnify such person against such expense, liability or loss under the DGCL.

In addition, New CXApp will enter into separate indemnification agreements with its directors and officers. These agreements, among other things, will require New CXApp to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of New CXApp’s directors or officers or any other company or enterprise to which the person provides services at New CXApp’s request.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Party Transactions — CXApp

Agreements with Inpixon

Following the Merger, CXApp and Inpixon will operate separately, each as a public company. In connection with the Separation, CXApp has entered into or will enter into various agreements to effect the Separation and provide a framework for CXApp’s relationship with Inpixon after the Separation, including the Separation and Distribution Agreement, an Employee Matters Agreement, a Tax Matters Agreement and a Transition Services Agreement. These agreements will provide for the allocation between CXApp and Inpixon of Inpixon’s assets, employees, liabilities and obligations (including its property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after CXApp’s separation from Inpixon and will govern certain relationships between CXApp and Inpixon after the Separation.

The following summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements which are filed as exhibits to the registration statement of which this proxy statement/prospectus/ forms a part.

Separation and Distribution Agreement

On September 25, 2022, in connection with the execution of the Merger Agreement, Inpixon, CXApp, Design Reactor and KINS entered into the Separation and Distribution Agreement which sets forth the principal actions to be taken in connection with the Separation. The Separation and Distribution Agreement identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Inpixon and CXApp as part of the internal reorganization described therein and requires the Inpixon Contribution to be made to CXApp. The Separation and Distribution Agreement also sets forth other agreements that govern certain aspects of CXApp’s relationship with Inpixon following the Business Combination. In connection with the Separation and Distribution Agreement and related ancillary agreements, CXApp will issue additional shares of CXApp Common Stock to Inpixon. Inpixon will then distribute on a pro rata basis all of the outstanding shares of CXApp Common Stock to the holders of Inpixon Common Stock as of the Inpixon Record Date set for the Distribution by delivering to the distribution agent a book-entry authorization representing the shares of CXApp Common Stock being distributed for the account of Inpixon’s securityholders. The distribution agent will hold such book-entry shares for the account of CXApp’s stockholders (as of immediately after consummation of the Distribution) pending the Merger. The Separation and Distribution Agreement is attached to this proxy statement/prospectus as Annex B.

Assuming the conditions to the Distribution set forth in the Separation and Distribution Agreement have been satisfied, Inpixon will on the date of the Distribution distribute on a pro rata basis all of the outstanding shares of CXApp Common Stock to the holders of Inpixon Common Stock and certain other holders of its securities as of the Inpixon Record Date set for the Distribution. The Distribution will be effected by Inpixon delivering to the distribution agent a book-entry authorization representing the shares of Inpixon Common Stock being distributed in the Distribution for the account of Inpixon’s securityholders. The distribution agent will hold such book-entry shares for the account of CXApp’s stockholders (as of immediately after consummation of the Distribution) pending the Merger. The shares of CXApp Common Stock will not be transferrable prior to the exchange of such shares for the shares of KINS Common Stock pursuant to the Merger. As of the date of this proxy statement/prospectus, the Inpixon Board has not set the Inpixon Record Date. Inpixon will publicly announce the Inpixon Record Date when it has been determined, and prior to the completion of the Business Combination.

For a more detailed description of the Separation and Distribution Agreement, see “Proposal No. 1 — The Business Combination Proposal — Summary of the Separation and Distribution Agreement.”

Employee Matters Agreement

Prior to the Distribution, KINS, Inpixon, CXApp and Merger Sub will enter into the Employee Matters Agreement, which will set forth the terms and conditions of certain employee-related matters in connection with the transaction, including allocation of benefit plan assets and liabilities between Inpixon and CXApp, treatment of incentive equity awards in the Distribution and the Business Combination and related covenants and commitments of the parties. The Employee Matters Agreement is attached to this proxy statement/prospectus as Annex E.

Tax Matters Agreement

Prior to the Distribution, KINS, CXApp and Inpixon will enter into the Tax Matters Agreement that will govern each party’s respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and certain other matters regarding taxes.

In general, KINS and CXApp will be liable for all U.S. federal, state, local and foreign taxes (and any related interest, penalties or audit adjustments) that are (i) imposed with respect to tax returns that include both CXApp and Inpixon, to the extent such taxes are attributable to CXApp or the Enterprise Apps Business, or (ii) imposed with respect to tax returns that include CXApp but not Inpixon, in each case, for tax periods (or portions thereof) beginning after the Distribution.

Notwithstanding the foregoing, KINS and CXApp may be liable for certain taxes resulting from the restructuring transactions undertaken to effectuate the Distribution.

The Distribution, together with certain related transactions, is intended to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Pursuant to the Tax Matters Agreement, taxes incurred by Inpixon, KINS or CXApp relating to or arising out of the failure of the intended tax treatment will be paid by Inpixon, if due to the internal reorganization, or KINS and CXApp otherwise. If, however, such failure is attributable to certain acts or omissions by KINS or CXApp, inaccuracies, misrepresentations or misstatements relating to KINS or CXApp or certain events involving the stock of KINS or CXApp or assets of CXApp, KINS and CXApp will generally bear all such taxes. Under certain circumstances, including if the failure is attributable to Inpixon or an event involving Inpixon’s stock or assets, Inpixon will bear all such taxes.

The Tax Matters Agreement will require KINS and CXApp to comply with the representations made in the materials submitted to legal counsel in connection with the Distribution Tax Opinion that Inpixon expects to receive regarding the intended tax treatment of the Distribution and certain related transactions.

The Tax Matters Agreement will also restrict CXApp’s and KINS’ ability to take or fail to take any action if such action or failure to act could reasonably be expected to adversely affect the intended tax treatment. In particular, in the two years following the Distribution, KINS and CXApp will be subject to certain restrictions, generally including being prevented from (i) entering into any transaction which could, when combined with other transactions (including the Merger), result in a 45% or greater change in ownership of KINS’ or CXApp’s equity as part of a plan or series of related transactions that includes the Distribution, (ii) ceasing the active conduct of certain of CXApp’s businesses, (iii) voluntarily dissolving or liquidating KINS or CXApp and (iv) causing, permitting, or agreeing to the sale, transfer, or disposal of assets of CXApp that, in the aggregate, constitute more than 30% of the consolidated gross assets of CXApp, in each case, unless CXApp obtains a private letter ruling from the IRS, an unqualified opinion of a nationally recognized tax advisor that such action will not cause a failure of the intended tax treatment, or Inpixon consents to the undertaking of such action. Notwithstanding receipt of such ruling, opinion or consent, in the event that such action causes a failure of the intended tax treatment, KINS and CXApp could be responsible for all taxes arising therefrom.

KINS’ and CXApp’s obligations under the Tax Matters Agreement are not limited in amount or subject to any cap.

The Tax Matters Agreement is attached to this proxy statement/prospectus as Annex G.

Transition Services Agreement

In connection with the Separation, CXApp and Inpixon will enter into the Transition Services Agreement pursuant to which Inpixon and its affiliates and CXApp and its affiliates will provide to each other various non-technical services set forth in the Transition Services Agreement, which services are of the type that CXApp and Inpixon provided to, and received from, each other prior to the Separation. The fees for each of the transition services are set forth in the Transition Services Agreement. The Transition Services Agreement will terminate on the expiration of the term of the last service provided under it, and if no expiration date is provided for any transition service, then such transition service will terminate twelve months after the date of the Transition Services Agreement, provided that the receiving party shall have the right to an extension of each or any transition service for up to six months by providing written notice to providing party in advance of the original termination date for such transition service if, prior to such request for extension, the receiving party has used commercially reasonable efforts to establish analogous capabilities of its own. The parties will also discuss in good faith any subsequent requests to further extend the transition services. In addition, (i) the receiving party may terminate a transition service with prior written notice, with certain exceptions, (ii) either party may terminate the Transition Services Agreement in the event of an uncured material breach by the other party, upon bankruptcy or insolvency of the other party, or (iii) the parties may terminate a transition service or the Transition Service Agreement upon mutual agreement. CXApp does not anticipate that its net costs associated with the Transition Services Agreement will be materially different than the historical costs that have been allocated by Inpixon to CXApp related to these same services.

The Transition Services Agreement is attached to this proxy statement/prospectus as Annex F.

Certain Relationships and Related Party Transactions — KINS

KINS Founder Shares

In November 2020, the Sponsor purchased 150,000 KINS Founder Shares of KINS Class B Common Stock for an aggregate price of $25,000. On December 11, 2020, KINS effected a 47.91667-for-1 stock split and on December 14, 2020, KINS effected a stock dividend of 1.2 shares of KINS Class B Common Stock for each share of KINS Class B Common Stock outstanding prior to the dividend, resulting in 6,900,000 shares of KINS Class B Common Stock being issued and outstanding. All share and per share amounts have been retroactively restated to reflect the stock split and stock dividend.

Pursuant to the Sponsor Support Agreement entered into among CXApp, KINS and the Sponsor, certain of the KINS Founder Shares are subject to restrictions. Prior to our Initial Public Offering, the BlackRock Investors acquired 750,000 shares of KINS Class B Common Stock and up to 525,000 shares are issuable to the Sponsor under certain conditions (as defined in the Sponsor Support Agreement, the “Potential Forfeiture Shares”). See “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Summary of the Ancillary Agreements — Sponsor Support Agreement” for more information.

Administrative Support Agreement

Commencing on December 14, 2020, KINS agreed to pay the Sponsor or an affiliate of the Sponsor a total of $20,000 per month for office space, utilities, secretarial support and administrative services. Upon completion a business combination or KINS’ liquidation, KINS will cease paying these monthly fees. KINS incurred and paid $60,000 and $180,000 for the three and nine months ended June 30, 2022, respectively.

Due from Sponsor

At the closing of the KINS Initial Public Offering on December 17, 2020 a portion of the proceeds from the sale of the KINS Private Placement Warrants in the amount of $2,124,125 was due to KINS to be held outside of the Trust Account for working capital purposes. KINS received the cash on February 18, 2021.

Related Party Loans

In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan KINS funds as may be required (“Working Capital Loans”). If KINS completes a business combination, KINS would repay the Working Capital Loans out of the proceeds of the Trust Account released to us. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, KINS may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant. The KINS Warrants would be identical to the KINS Private Placement Warrants. As of June 30, 2022, there were no amounts outstanding under the Working Capital Loans.

Sponsor Support Agreement

KINS, the Sponsor and CXApp entered into the Sponsor Support Agreement, dated as of September 25, 2022, a copy of which is attached to this proxy statement/prospectus as Annex H.

Pursuant to the Sponsor Support Agreement, the Sponsor agreed to, among other things, at any meeting of the KINS Stockholders, or in any other circumstance in which the vote, consent or other approval of the KINS Stockholders is sought, (i) appear at each such meeting or otherwise cause all of its KINS Common Stock to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent covering, all of its KINS Common Stock: (1) in favor of each Transaction Proposal; (2) against any proposal relating to a business combination (other than the Transaction Proposals); (3) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by KINS; (4) against any change in the business, management or the KINS Board (other than in connection with the Transaction Proposals); and (5) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Merger Agreement or the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of KINS or the Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of KINS capital stock.

EXPERTS

The financial statements of KINS as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from July 20, 2020 (inception) through December 31, 2020 appearing in this proxy statement/ prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of KINS to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined carve-out financial statements as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021 of Design Reactor, Inc. and subsidiaries included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

TRANSFER AGENT

The transfer agent for our securities is Continental Stock Transfer & Trust Company.

VALIDITY OF COMMON STOCK

The legality of shares of KINS Class A Common Stock offered by this proxy statement/prospectus will be passed upon for KINS by Skadden, Arps, Slate, Meagher & Flom LLP.

HOUSEHOLDING OF PROXY MATERIALS

Some banks, brokerage firms or other nominees may be participating in the practice of “householding” proxy statements. Pursuant to the rules of the SEC, KINS and services that it employs to deliver communications to the KINS Stockholders are permitted to deliver to two or more KINS Stockholders sharing the same address a single copy of each of KINS’ annual report to KINS Stockholders and KINS’ proxy statement. Upon written or oral request, KINS will deliver a separate copy of the annual report to KINS Stockholders and/or proxy statement to any KINS Stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. KINS Stockholders receiving multiple copies of such documents may likewise request that KINS delivers single copies of such documents in the future. KINS Stockholders may notify KINS of their requests by calling or writing KINS at its principal executive offices at Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306 or (650) 575-4456.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted common stock or warrants of New CXApp for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted common stock or warrants of New CXApp for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

i.	1% of the total number of shares of New CXApp Common Stock then outstanding (as of the date of this proxy statement/prospectus, KINS has 7,838,090 shares of KINS Common Stock outstanding); or
ii.	the average weekly reported trading volume of New CXApp Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by KINS’ affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about KINS.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

i.	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
ii.	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
iii.	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
iv.	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company (“Form 10 information”).

As a result, the Sponsor will be able to sell its KINS Founder Shares, pursuant to Rule 144 without registration one year after KINS has completed the Merger and filed our Form 10 information with the SEC.

KINS anticipates that following the consummation of the Merger, it will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

APPRAISAL RIGHTS

KINS Stockholders do not have appraisal rights in connection with the Merger under the DGCL.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the New CXApp Board, (ii) otherwise properly brought before such meeting by or at the direction of the New CXApp Board or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of New CXApp both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for New CXApp’s annual meeting of stockholders, New CXApp’s secretary must receive the written notice at New CXApp’s principal executive offices:

●	not earlier than the 120th day; and
●	not later than the 90th day,

before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or New CXApp holds its annual meeting of stockholders more than more than 30 days before or more than 60 days after the one- year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

We currently anticipate the 2023 annual meeting of stockholders of New CXApp will be held no later than         , 2023. Under the Proposed Bylaws, for the first annual meeting of stockholders following the Closing, the date of the preceding year’s annual meeting shall be deemed to be        , 2022. Therefore, notice of a nomination or proposal must be delivered to New CXApp not earlier than        , 2023 and not later than          , 2023. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the 2022 annual general meeting pursuant to Rule 14a-8 must be received at New CXApp’s principal office at a reasonable time before New CXApp begins to print and send its proxy materials and must comply with Rule 14a-8.

Stockholder Director Nominees

The Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Proposed Charter. To nominate a director, the stockholder must provide the information required by the Proposed Bylaws. In addition, the stockholder must give timely notice to New CXApp’s secretary in accordance with the Proposed Bylaws, which, in general, require that the notice be received by New CXApp’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

STOCKHOLDER COMMUNICATIONS

KINS Stockholders and interested parties may communicate with the KINS Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of KINS Technology Group Inc., Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306. Following the Business Combination, such communications should be sent in care of Khurram P. Sheikh, Director and Chief Executive Officer. Each communication will be forwarded, depending on the subject matter, to the KINS Board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

The legality of the securities offered by this proxy statement/prospectus will be passed upon for KINS by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California. Certain legal matters will be passed upon for CXApp by Mitchell Silberberg & Knupp LLP, New York, New York.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, KINS and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of KINS’ annual report to stockholders and KINS’ proxy statement. Upon written or oral request, KINS will deliver a separate copy of the annual report and/or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that KINS deliver single copies of such documents in the future. Stockholders may notify KINS of their requests by calling or writing KINS at its principal executive offices at Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306 or (650) 575-4456.

WHERE YOU CAN FIND MORE INFORMATION

KINS has filed a registration statement on Form S-4 to register the issuance of securities described this proxy statement/prospectus (the “S-4 Registration Statement”). This proxy statement/prospectus is a part of the S-4 Registration Statement. This proxy statement/prospectus does not contain all of the information included in the S-4 Registration Statement.

For further information pertaining to KINS and its securities, you should refer to the S-4 Registration Statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of KINS’ or CXApp’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits attached to the S-4 Registration Statement for copies of the actual contract, agreement or other document. In addition, CXApp will file a registration statement on Form S-1 to register the issuance of its common stock to be distributed in the spin-off (the “S-1 Registration Statement”). For further information pertaining to CXApp and its securities, you should refer to the S-1 Registration Statement and to its exhibits.

KINS files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on KINS at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, KINS’ corporate website under the heading “SEC Filings,” at http://www.kins-tech.com. KINS’ website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to KINS has been supplied by KINS, and all such information relating to CXApp has been supplied by CXApp, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/prospectus or any document incorporated by reference in this proxy statement/prospectus, or if you have any questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902

Stockholders may call toll free: (800) 662-5200
Banks and Brokers may call collect: (203) 658-9400)
Email: KINZ.info@investor.morrowsodali.com

If you are a KINS Stockholder and would like to request documents, please do so no later than five business days before the KINS Special Meeting in order to receive them before the KINS Special Meeting. If you request any documents from KINS, Morrow Sodali will mail them to you by first class mail, or another equally prompt means.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the Registration Statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

Unaudited Combined Financial Statements of Design Reactor, Inc.

Combined Carve-Out Balance Sheets as of June 30, 2022 and December 31, 2021	F-69
Combined Carve-Out Statements of Operations for the Six Months Ended June 30, 2022 and 2021	F-70
Combined Carve-Out Statements of Changes in Parent’s Net Investment for the Six Months Ended June 30, 2022 and 2021	F-71
Combined Carve-Out Statements of Cash Flows For the Six Months Ended June 30, 2022 and 2021	F-72
Notes to Combined Carve-Out Statements	F-73

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of

Directors of KINS Technology Group Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of KINS Technology Group Inc. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2021 and for the period from July 20, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from July 20, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by the close of business on June 17, 2022, then the Company will cease all operations except for the purpose of liquidating. This liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

March 30, 2022

PCAOB ID Number 100

KINS TECHNOLOGY GROUP INC.

BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash	$406,126	$1,019,026
Prepaid expenses	126,667	456,634
Total current assets	532,793	1,475,660

Cash and Investments held in Trust Account	278,836,080	278,767,785
TOTAL ASSETS	$279,368,873	$280,243,445

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$767,253	$194,699
Accrued offering costs	—	17,579
Total current liabilities	767,253	212,278

Derivative liability	11,275,369	21,912,800
Deferred underwriting fee payable	9,660,000	9,660,000
Total Liabilities	$21,702,622	$31,785,078

Commitments and Contingencies

Class A common stock subject to possible redemption 27,600,000 shares at $10.10 per share redemption value as of December 31, 2021 and 2020	278,760,000	278,760,000

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 2,000,000 shares authorized; none issued or outstanding	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,900,000 shares issued and outstanding at December 31, 2021 and 2020	690	690
Additional paid-in capital	—	—
Accumulated deficit	(21,094,439)	(30,302,323)
Total stockholders’ deficit	(21,093,749)	(30,301,633)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$279,368,873	$280,243,445

The accompanying notes are an integral part of the financial statements.

KINS TECHNOLOGY GROUP INC.

STATEMENTS OF OPERATIONS

		For the Period
		from July 20,
		2020 (inception)
	Year Ended	through
	December 31,	December 31,
	2021	2020

Operating and formation costs	$1,497,914	$252,783
Loss from operations	(1,497,914)	(252,783)

Other income (expense):
Interest earned on cash and investments held in Trust Account	68,295	7,785
Interest income - bank	72	13
Change in fair value of derivative liability	10,637,431	(3,371,200)
Transaction costs allocated to derivative warrant liabilities	—	(468,315)
Other income (expense), net	10,705,798	(3,831,717)

Net income (loss)	$9,207,884	$(4,084,500)

Basic and diluted weighted average shares outstanding, Class A common stock	27,600,000	2,356,098

Basic and diluted net income (loss) per share, Class A common stock	$0.27	$(0.50)

Basic and diluted weighted average shares outstanding, Class B common stock	6,900,000	5,820,732

Basic and diluted net income (loss) per share, Class B common stock	$0.27	$(0.50)

The accompanying notes are an integral part of the financial statements.

KINS TECHNOLOGY GROUP INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance — July 20, 2020 (Inception)	—	$—	—	$—	$—	$—	$—

Issuance of Class B common stock to the Sponsor	—	—	6,900,000	690	24,310	—	25,000

Cash paid in excess of fair value for Private Placement Warrants			—	—	2,383,287	—	2,383,287

Accretion of Class A common stock to redemption	—	—	—	—	(2,407,597)	(26,217,823)	(28,625,420)

Net loss	—	—	—	—	—	(4,084,500)	(4,084,500)

Balance — December 31, 2020	—	$—	6,900,000	$690	$—	$(30,302,323)	$(30,301,633)

Net income	—	—	—	—	—	9,207,884	9,207,884

Balance — December 31, 2021	—	$—	6,900,000	$690	$—	$(21,094,439)	$(21,093,749)

The accompanying notes are an integral part of the financial statements.

KINS TECHNOLOGY GROUP INC.

STATEMENTS OF CASH FLOWS

		For the Period
		from July 20,
	Year Ended	2020 (Inception)
	December 31,	through
	2021	December 31, 2020
Cash Flows from Operating Activities:
Net income (loss)	$9,207,884	$(4,084,500)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on cash and investments held in Trust Account	(68,295)	(7,785)
Change in fair value of derivative liability	(10,637,431)	3,371,200
Transaction costs allocated to derivative warrant liabilities	—	468,315
Changes in operating assets and liabilities:
Prepaid expenses	329,967	(456,634)
Accrued expenses	572,554	194,699
Net cash used in operating activities	(595,321)	(514,705)

Cash Flows from Investing Activities :
Investment of cash into Trust Account	—	(278,760,000)
Net cash used in investing activities	—	(278,760,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	270,480,000
Proceeds from sale of Private Placement Warrants	—	10,280,000
Proceeds from promissory note – related party	—	38,087
Repayment of promissory note – related party	—	(118,249)
Payment of offering costs	(17,579)	(386,107)
Net cash (used in) provided by financing activities	(17,579)	280,293,731

Net Change in Cash	(612,900)	1,019,026
Cash – Beginning of period	1,019,026	—
Cash – End of period	$406,126	$1,019,026

Non-cash investing and financing activities:
Offering costs included in accrued offering costs	$—	$17,579
Offering costs paid by Sponsor in exchange for issuance of Founder Shares	$—	$25,000
Offering costs paid through promissory note	$—	$80,162
Deferred underwriting fee payable	$—	$9,660,000

The accompanying notes are an integral part of the financial statements.

KINS TECHNOLOGY GROUP INC.

NOTE TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

KINS Technology Group Inc. (the “Company”) was incorporated in Delaware on July 20, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity for the period from July 20, 2020 (inception) through December 31, 2021 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statements for the Company’s Initial Public Offering became effective on December 14, 2020. On December 17, 2020 the Company consummated the Initial Public Offering of 27,600,000 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,600,000 Units, at $10.00 per Unit, generating gross proceeds of $276,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 10,280,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to KINS Capital LLC (the “Sponsor”) and certain funds and accounts managed by BlackRock, Inc. (the “Direct Anchor Investors” and which the Direct Anchor Investors, together with the Sponsor, are the “initial stockholders”), generating gross proceeds of $10,280,000,which is described in Note 4.

Transaction costs amounted to $15,688,848, consisting of $5,520,000 in cash underwriting fees, $9,660,000 of deferred underwriting fees and $508,848 of other offering costs.

Following the closing of the Initial Public Offering on December 17, 2020, an amount of $278,760,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.10 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

KINS TECHNOLOGY GROUP INC.

NOTE TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 following any related redemptions and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation will provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to the Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company has not completed a Business Combination by June 17, 2022 or during any extended time that the Company has to consummate a business combination beyond June 17, 2022 as a result of a stockholder vote to amend its certificate of incorporation (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.10 per Unit.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the

KINS TECHNOLOGY GROUP INC.

NOTE TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Trust Account, if less than $10.10 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern and Liquidity

As of December 31, 2021, the Company had $406,126 in its operating bank accounts and a working capital deficit of $234,460.

Prior to the completion of the Initial Public Offering, the Company’s liquidity needs had been satisfied through a contribution of $25,000 from Sponsor to cover for certain offering costs in exchange for the issuance of the Founder Shares, unsecured, non-interest bearing promissory note of up to $300,000 from the Sponsor, and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Note was repaid subsequent to the Initial Public Offering. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans.As of December 31, 2021, there were no amounts outstanding under any Working Capital Loan.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until June 17, 2022 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. Additionally, the Company may not have sufficient liquidity to fund the working capital needs of the Company through one year from the issuance of these financial statements. If a business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after June 17, 2022. The Company intends to complete a Business Combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any business 46 combination by June 17, 2022. In addition, the Company may need to raise additional capital through loans or additional investments from our Sponsor, stockholders, officers, directors or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, the Company may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through the liquidation date of June 17, 2022.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

KINS TECHNOLOGY GROUP INC.

NOTE TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liabilities. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of six months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021 and 2020.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2021 and 2020, 27,600,000 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital (to the extent available) and accumulated deficit.

KINS TECHNOLOGY GROUP INC.

NOTE TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

At December 31, 2021 and 2020, the Class A common stock reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$276,000,000
Less:
Proceeds allocated to Public Warrants	$(10,626,000)
Class A common stock issuance costs	(15,239,420)
Plus:
Accretion of carrying value to redemption value	28,625,420

Class A common stock subject to possible redemption	$278,760,000

Offering Costs

Offering costs consisted of legal, accounting and other expenses incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to warrant liabilities were expensed as incurred in the statements of operations. Offering costs associated with the Class A common stock issued were initially charged to temporary equity. Offering costs incurred amounted to $15,688,848, consisting of $5,520,000 in cash underwriting fees, $9,660,000 of deferred underwriting fees and $508,848 of other offering costs, of which $15,239,420 was charged to temporary equity and $449,428 was allocated to the warrant liability and expensed through the statements of operations.

Derivative Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Private Placement Warrants and the Public Warrants for periods where no observable traded price was available are valued using a binomial lattice model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value of the Warrants (as defined below) as of each relevant date.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

KINS TECHNOLOGY GROUP INC.

NOTE TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021 and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. The Company applies the two-class method in calculating earnings per share. Accretion associated with the redeemable shares of Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income (loss) per share does not consider the effect of the Warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the Warrants is contingent upon the occurrence of future events. The Warrants are exercisable to purchase 24,080,000 shares of Class A common stock in the aggregate. As of December 31, 2021, and 2020, the Company did not have any other dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods presented.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

	Year Ended		For the Period from July 20,
	December 31,		2020 (inception) through
	2021		December 31, 2020
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per common stock
Numerator:
Allocation of net income (loss), as adjusted	$7,366,307	$1,841,577	$(1,176,921)	$(2,907,579)
Denominator:
Basic and diluted weighted average shares outstanding	27,600,000	6,900,000	2,356,098	5,820,732

Basic and diluted net income (loss) per common stock	$0.27	$0.27	$(0.50)	$(0.50)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximate the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature, except the derivative warrant liabilities (see Note 10).

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-

KINS TECHNOLOGY GROUP INC.

NOTE TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 as of January 1, 2021, and the adoption did not have an impact on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 — PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 27,600,000 Units which includes a full exercise by the underwriters of their over-allotment option in the amount of 3,600,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant” and, together with the Private Placement Warrants, the “Warrants”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and the Direct Anchor Investors purchased an aggregate of 10,280,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, or $10,280,000. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8). The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5 — RELATED PARTIES

Founder Shares

On July 27, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 5,750,000 shares of Class B common stock (the “Founder Shares”). In October 2020, the Sponsor forfeited 625,000 Founder Shares and the Direct Anchor Investors purchased 625,000 Founder Shares for an aggregate purchase price of approximately $2,717, or approximately $0.004 per share. In December 2020, the Company effected a 1:1.2 stock split of its Class B common stock, resulting in the Sponsor holding an aggregate of 6,150,000 Founder Shares, the Direct Anchor Investors holding an aggregate of 750,000 Founder Shares and there being an aggregate of 6,900,000 Founder Shares outstanding. The Founder Shares included an aggregate of up to 900,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are currently subject to forfeiture.

The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.

KINS TECHNOLOGY GROUP INC.

NOTE TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Administrative Services Agreement

The Company entered into an agreement, commencing on December 14, 2020, through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of up to $20,000 per month for office space, utilities, and secretarial and administrative support.  For the year ended December 31, 2021, and for the period from July 20, 2020 (inception) through December 31, 2020, the Company incurred and paid $240,000 and $20,000 in fees for these services, respectively.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2021, and 2020, there were no amounts outstanding under the Working Capital Loans.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

Pursuant to a registration rights agreement entered into on December 14, 2020, the holders of the Founder Shares, Private Placement Warrants and securities that may be issued upon conversion of Working Capital Loans will be entitled to registration rights pursuant to a registration rights agreement. The holders of at least 30% in interest of these securities will be entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these holders will have certain “piggy-back” registration rights to include their securities in other registration statements filed subsequent to the completion of a Business Combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or up to $9,660,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 7 — STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 2,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2021 and 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2021 and 2020, there were 27,600,000 shares of Class A common stock issued and outstanding all of which are subject to possible redemption and presented as temporary equity.

KINS TECHNOLOGY GROUP INC.

NOTE TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At December 31, 2021 and 2020, there were 6,900,000 shares of Class B common stock issued and outstanding.

Only holders of the Class B common stock will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as otherwise required by law.

The shares of Class B common stock will automatically convert into Class A common stock at the time of a Business Combination, or earlier at the option of the holder (except for any Founder Shares held by the Direct Anchor Investors who have agreed not to effect a conversion with respect to such Founder Shares until the consummation of the initial Business Combination), on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination (including pursuant to a specified future issuance), the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the then-outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including pursuant to a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued or issuable to any seller in a Business Combination).

NOTE 8 — DERIVATIVE WARRANT LIABILITIES

As of December 31, 2021, and 2020 there were 13,800,000 Public Warrants outstanding and 10,280,000 Private Placement Warrants Outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable, and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but we will be required to use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

KINS TECHNOLOGY GROUP INC.

NOTE TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Redemptions of warrants when the price of Class A common stock equals or exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and
●	if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00 – Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;
●	at a price of $0.10 per warrant provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares of Class A common stock determined based on the redemption date and the “fair market value” of the Company’s Class A common stock;
●	upon not less than 30 days’ prior written notice of redemption, or the 30-day redemption period;
●	if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;
●	if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto is available throughout the 30-day period after the written notice of redemption is given.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or its affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

As of December 31, 2021, and 2020 there were 10,280,000 Private Placement Warrants outstanding. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement

KINS TECHNOLOGY GROUP INC.

NOTE TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Warrants and the shares of Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 9 — INCOME TAX

The Company’s net deferred tax assets are as follows:

	December 31,	December 31,
	2021	2020
Deferred tax asset
Organizational costs/Startup expenses	$322,963	$50,401
Net operating loss carryforward	28,689	1,046
Total deferred tax asset	351,652	51,447
Valuation allowance	(351,652)	(51,447)
Deferred tax asset, net of allowance	$—	$—

The income tax provision consists of the following:

	December 31,	December 31,
	2021	2020
Federal
Current	$—	$—
Deferred	(300,205)	(51,447)

State and Local
Current	—	—
Deferred	—	—
Change in valuation allowance	300,205	51,447
Income tax provision	$—	$—

As of December 31, 2021, and 2020, the Company had U.S. federal net operating loss carryover of approximately $137,000 and $5,000 available to offset future taxable income indefinitely, respectively.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2021 and for the period from July 20, 2020 (inception) through December 31, 2020, the change in the valuation allowance was $300,205 and $51,447, respectively.

KINS TECHNOLOGY GROUP INC.

NOTE TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

A reconciliation of the federal income tax rate to the Company’s effective tax rate for the year ended December 31, 2021, and for the period from July 20, 2020 (inception) through December 31, 2020 are as follows:

	December 31,	December 31,
	2021	2020
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	0.0%	0.0%
Transaction costs allocated to derivative warrant liabilities	0.0%	(2.4)%
Change in fair value of derivative warrant liabilities	(24.3)%	(17.3)%
Valuation allowance	3.3%	(1.3)%
Income tax provision	0.0%	0.0%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

NOTE 10 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.

At December 31, 2021, assets held in the Trust Account were comprised of $898 in cash and $278,835,182 in money market funds, respectively. At December 31, 2020, assets held in the Trust Account were comprised of $897 in cash and $278,766,888 in U.S. Treasury Securities. Through December 31, 2021, the Company did not withdraw any interest income from the Trust Account.

KINS TECHNOLOGY GROUP INC.

NOTE TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2021 and 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

				Gross
			Amortized	Holding
	Held-To-Maturity	Level	Cost	Gain	Fair Value
December 31, 2020	U.S. Treasury Securities (Matures on 03/18/21)	1	$278,766,888	$7,079	$278,773,966
December 31, 2021	Money Market Funds	1	$—	$—	$278,835,182

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis at December 31, 2021 and 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		December 31,		December 31,
Description	Level	2021	Level	2020
Liabilities:
Warrant Liability – Public Warrants	1	$6,461,798	3	$12,558,000
Warrant Liability – Private Placement Warrants	2	$4,813,571	3	$9,354,800

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the accompanying December 31, 2021, and 2020 balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statements of operations.

The Warrants are measured at fair value on a recurring basis. The Public Warrants were initially valued using a lattice model, specifically a binomial lattice model incorporating the binomial lattice methodology. As of December 31, 2021, the Public Warrants were valued using the instrument’s publicly listed trading price as of the balance sheet date, which is considered to be a Level 1 measurement due to the use of an observable market quote in an active market.

The Private Placement Warrants were initially valued using a lattice model, specifically a binomial lattice model incorporating the binomial lattice methodology, which is considered to be a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of our common stock. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The subsequent measurements of the Private Placement Warrants after the detachment of the Public Warrants from the Units is classified as Level 2 due to the use of an observable market quote for a similar asset in an active market, as the transfer of Private Placement Warrants to anyone outside of a small group of individuals who are permitted transferees would result in the Private Placement Warrants having substantially the same terms as the Public Warrants.

The following table presents the changes in the fair value of Level 3 warrant liabilities:

	Private Placement	Public	Warrant Liabilities
Fair value as of December 31, 2020	$9,354,800	$12,558,000	$21,912,800
Change in fair value	(2,672,800)	(3,588,000)	(1,685,600)
Transfer to Level 1	—	(8,970,000)	(8,970,000)
Transfer to Level 2	(6,682,000)	—	(6,682,000)
Fair value as of December 31, 2021	$—	$—	$—

KINS TECHNOLOGY GROUP INC.

NOTE TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement during the year ended December 31, 2021, was approximately $9.0 million, when the Public Warrants were separately listed and traded. The estimated fair value of the Private Placement Warrants transferred from a Level 3 measurement to a Level 2 fair value measurement during the year ended December 31, 2021, was $6.7 million, when the Private Placement Warrants were separately traded and listed.

NOTE 11 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements. The specific impact on the Company's financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

KINS TECHNOLOGY GROUP INC.

CONDENSED BALANCE SHEETS

	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets
Cash	$189,147	$406,126
Prepaid expenses	29,750	126,667
Total current assets	218,897	532,793

Cash and investments held in trust account	9,528,176	278,836,080
TOTAL ASSETS	$9,747,073	$279,368,873

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$997,826	$767,253
Income taxes payable	22,866	—
Total current liabilities	1,020,692	767,253

Derivative liabilities	2,648,800	11,275,369
Deferred underwriting fee payable	—	9,660,000
TOTAL LIABILITIES	3,669,492	21,702,622

Commitments and Contingencies

Class A common stock subject to possible redemption 938,090 and 27,600,000 shares at $10.10 per share redemption value as of June 30, 2022 and December 31, 2021, respectively	9,474,709	278,760,000

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 2,000,000 shares authorized; none issued or outstanding	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,900,000 shares issued and outstanding at June 30, 2022 and December 31, 2021	690	690
Additional paid-in capital	—	—
Accumulated deficit	(3,397,818)	(21,094,439)
Total Stockholders’ Deficit	(3,397,128)	(21,093,749)
TOTAL LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$9,747,073	$279,368,873

The accompanying notes are an integral part of the unaudited condensed financial statements.

KINS TECHNOLOGY GROUP INC.

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
Operating and formation costs	$301,733	$327,104	$624,985	$724,309
Loss from operations	(301,733)	(327,104)	(624,985)	(724,309)

Other income (expense):
Interest earned on cash and investments held in trust account	277,558	8,022	300,882	54,134
Interest income - bank	8	20	16	44
Gain on waiver of deferred underwriting fee	9,660,000	—	9,660,000	—
Change in fair value of derivative liabilities	458,480	(4,575,200)	8,626,569	1,685,600
Total other income (expense), net	10,396,046	(4,567,158)	18,587,467	1,739,778

Income before provision for income taxes	10,094,313	(4,894,262)	17,962,482	1,015,469
Provision for income taxes	(22,866)	—	(22,866)	—
Net income (loss)	$10,071,447	$(4,894,262)	$17,939,616	$1,015,469

Weighted average shares outstanding, Class A common stock	14,481,736	27,600,000	21,004,630	27,600,000

Basic and diluted net income (loss) per share, Class A common stock	$0.47	$(0.14)	$0.64	$0.03

Weighted average shares outstanding, Class B common stock	6,900,000	6,900,000	6,900,000	6,900,000

Basic and diluted net income (loss) per share, Class B common stock	$0.47	$(0.14)	$0.64	$0.03

The accompanying notes are an integral part of the unaudited condensed financial statements.

KINS TECHNOLOGY GROUP INC.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance — December 31, 2021	—	$—	6,900,000	$690	$—	$(21,094,439)	$(21,093,749)

Net income	—	—	—	—	—	7,868,169	7,868,169

Balance — March 31, 2022 (unaudited)	—	$—	6,900,000	$690	$—	$(13,226,270)	$(13,225,580)

Change in value of common stock subject to redemption	—	—	—	—	—	(242,995)	(242,995)

Net income	—	—	—	—	—	10,071,447	10,071,447

Balance — June 30, 2022 (unaudited)	—	$—	6,900,000	$690	$—	$(3,397,818)	$(3,397,128)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance — December 31, 2020	—	$—	6,900,000	$690	$—	$(30,302,323)	$(30,301,633)

Net income	—	—	—	—	—	5,909,731	5,909,731

Balance — March 31, 2021 (unaudited)	—	$—	6,900,000	$690	$—	$(24,392,592)	$(24,391,902)

Net loss	—	—	—	—	—	(4,894,262)	(4,894,262)

Balance — June 30, 2021 (unaudited)	—	$—	6,900,000	$690	$—	$(29,286,854)	$(29,286,164)

The accompanying notes are an integral part of the unaudited condensed financial statements.

KINS TECHNOLOGY GROUP INC.

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months Ended
	June 30,
	2022	2021
Cash Flows from Operating Activities:
Net income	$17,939,616	$1,015,469
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of derivative liabilities	(8,626,569)	(54,134)
Interest earned on cash and investments held in trust account	(300,882)	(1,685,600)
Changes in operating assets and liabilities:
Prepaid expenses	96,917	124,118
Income tax payable	22,866	—
Gain on waiver of deferred underwriting fee	(9,660,000)	—
Accounts payable and accrued expenses	230,573	276,868
Net cash used in operating activities	(297,479)	(323,279)
Cash flows from investing activities:
Cash withdrawn from trust account to pay franchise tax	80,500	—
Cash withdrawn from trust account in connection with redemption	269,528,286	—
Net cash provided by investing activities	269,608,786	—

Cash flows from financing activities:
Redemption of common stock	(269,528,286)	—
Payment of offering costs	—	(17,579)
Net cash used in financing activities	(269,528,286)	(17,579)

Net change in cash	(216,979)	(340,858)
Cash – beginning of period	406,126	1,019,026
Cash – end of period	$189,147	$678,168

The accompanying notes are an integral part of the unaudited condensed financial statements.

KINS TECHNOLOGY GROUP INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

KINS Technology Group Inc. (the “Company”) was incorporated in Delaware on July 20, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2022, the Company had not commenced any operations. All activity for the period from July 20, 2020 (inception) through June 30, 2022 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering became effective on December 14, 2020. On December 17, 2020, the Company consummated the Initial Public Offering of 27,600,000 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,600,000 Units, at $10.00 per Unit, generating gross proceeds of $276,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 10,280,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to KINS Capital LLC (the “Sponsor”) and certain funds and accounts managed by BlackRock, Inc. (the “Direct Anchor Investors” and which the Direct Anchor Investors, together with the Sponsor, are the “initial stockholders”), generating gross proceeds of $10,280,000, which is described in Note 4.

Transaction costs incurred amounted to $15,688,848, consisting of $5,520,000 in cash underwriting fees, $9,660,000 of deferred underwriting fees and $508,848 of other offering costs.

Following the closing of the Initial Public Offering on December 17, 2020, an amount of $278,760,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

KINS TECHNOLOGY GROUP INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.10 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 following any related redemptions and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation will provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to the Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Extended Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

KINS TECHNOLOGY GROUP INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

The Company previously had until June 17, 2022 to consummate a business combination. On June 10, 2022, the Company held a special meeting of stockholders pursuant to which its stockholders approved amending the Company’s amended and restated certificate of incorporation (the “Charter Amendment”) to extend the date by which the Company has to consummate a business combination from June 17, 2022 to December 16, 2022. The Company’s stockholders approved the Charter Amendment and as such the Company now has until December 16, 2022 to consummate a business combination (the “Extended Combination Period”). On June 10, 2022, the Company filed the Charter Amendment with the Secretary of State of the State of Delaware. If the Company has not completed a Business Combination by December 16, 2022 or during any extended time that the Company has to consummate a Business Combination beyond December 16, 2022 as a result of a stockholder vote to amend its certificate of incorporation, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Extended Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Extended Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Extended Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Extended Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.10 per Unit.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern and Liquidity

As of June 30, 2022, the Company had $189,147 in its operating bank accounts and a working capital deficit of $801,795.

KINS TECHNOLOGY GROUP INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

Prior to the completion of the Initial Public Offering, the Company’s liquidity needs had been satisfied through a contribution of $25,000 from Sponsor to cover for certain offering costs in exchange for the issuance of the Founder Shares, unsecured, non-interest bearing promissory note of up to $300,000 from the Sponsor, and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Note was repaid subsequent to the Initial Public Offering. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans. As of June 30, 2022 and December 31, 2021, there were no amounts outstanding under any Working Capital Loan.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until December 16, 2022 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. Additionally, the Company may not have sufficient liquidity to fund the working capital needs of the Company through one year from the issuance of these financial statements. If a business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after December 16, 2022. The Company intends to complete a Business Combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any Business Combination by December 16, 2022. In addition, the Company may need to raise additional capital through loans or additional investments from our Sponsor, stockholders, officers, directors or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, the Company may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through the liquidation date of December 16, 2022.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the period ended December 31, 2021, as filed with the SEC on March 30, 2022. The interim results for the three and six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future periods.

KINS TECHNOLOGY GROUP INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with U.S.GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liabilities. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of six months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2022 or December 31, 2021.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of June 30, 2022 and December 31, 2021, 938,090 and 27,600,000 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ deficit section of the Company’s condensed balance sheets, respectively.

KINS TECHNOLOGY GROUP INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital (to the extent available) and accumulated deficit.

At June 30, 2022 and December 31, 2021, the Class A common stock reflected in the condensed consolidated balance sheet are reconciled in the following table:

Gross proceeds	$276,000,000
Less:
Proceeds allocated to public warrants	(10,626,000)
Class A common stock issuance costs	(15,239,420)
Plus:
Accretion of carrying value to redemption value	28,625,420
Class A common stock subject to possible redemption, December 31, 2021	278,760,000
Plus:
Accretion of carrying value to redemption value	242,995
Less:
Redemption	(269,528,286)
Class A ordinary shares subject to redemption, June 30, 2022	$9,474,709

Offering Costs

Offering costs consisted of legal, accounting and other expenses incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to warrant liabilities were expensed as incurred in the statements of operations. Offering costs associated with the Class A common stock issued were initially charged to temporary equity. Offering costs incurred amounted to $15,688,848, consisting of $5,520,000 in cash underwriting fees, $9,660,000 of deferred underwriting fees and $508,848 of other offering costs, of which $15,239,420 was charged to temporary equity and $449,428 was allocated to the warrant liability and expensed through the statements of operations.

Derivative Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Private Placement Warrants and the Public Warrants for periods where no observable traded price was available are valued using a binomial lattice model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value of the Warrants (as defined below) as of each relevant date.

KINS TECHNOLOGY GROUP INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740-270-25-2 requires that an annual effective tax rate be determined and such annual effective rate applied to year to date income in interim periods under ASC 740-270-30-5. As of June 30, 2022 and December 31, 2021, the Company’s deferred tax asset had a full valuation allowance recorded against it. Our effective tax rate was (0.23)% and 0.00% for the three months ended June 30, 2022 and 2021, respectively, and (0.13)% and 0.00% for the six months ended June 30, 2022 and 2021, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three and six months ended June 30, 2022 and 2021, due to changes in fair value in warrant liability and the valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding for the period. The Company applies the two-class method in calculating earnings per share. Accretion associated with the redeemable shares of Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income per share does not consider the effect of the Warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the Warrants is contingent upon the occurrence of future events. The Warrants are exercisable to purchase 24,080,000 shares of Class A common stock in the aggregate. As of June 30, 2022 and 2021, the Company did not have any other dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income per common share is the same as basic net income per common share for the periods presented.

KINS TECHNOLOGY GROUP INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

The following table reflects the calculation of basic and diluted net income per common share (in dollars, except per share amounts):

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
	June 30, 2022		June 30, 2021		June 30, 2022		June 30, 2021
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per common share
Numerator:
Allocation of net income (loss)	$6,821,337	$3,250,110	$(3,915,410)	$(978,852)	$13,503,673	$4,435,943	$812,375	$203,094
Denominator:
Basic and diluted weighted average shares outstanding	14,481,736	6,900,000	27,600,000	6,900,000	21,004,630	6,900,000	27,600,000	6,900,000
Basic and diluted net income (loss) per common stock	$0.47	$0.47	$(0.14)	$(0.14)	$0.64	$0.64	$0.03	$0.03

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximate the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature, except the derivative warrant liabilities (see Note 9).

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 as of January 1, 2021 and the adoption did not have an impact on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 3. PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 27,600,000 Units which includes a full exercise by the underwriters of their over-allotment option in the amount of 3,600,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant” and, together with the Private Placement Warrants, the “Warrants”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

KINS TECHNOLOGY GROUP INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and the Direct Anchor Investors purchased an aggregate of 10,280,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, or $10,280,000. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8). The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Extended Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5. RELATED PARTIES

Founder Shares

On July 27, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 5,750,000 shares of Class B common stock (the “Founder Shares”). In October 2020, the Sponsor forfeited 625,000 Founder Shares and the Direct Anchor Investors purchased 625,000 Founder Shares for an aggregate purchase price of $2,717, or approximately $0.004 per share. In December 2020, the Company effected a 1:1.2 stock split of its Class B common stock, resulting in the Sponsor holding an aggregate of 6,150,000 Founder Shares, the Direct Anchor Investors holding an aggregate of 750,000 Founder Shares and there being an aggregate of 6,900,000 Founder Shares outstanding. The Founder Shares included an aggregate of up to 900,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are currently subject to forfeiture.

The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Services Agreement

The Company entered into an agreement, commencing on December 15, 2020 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of up to $20,000 per month for office space, utilities and secretarial and administrative support. For the three and six months ended June 30, 2022, the Company incurred and paid $60,000 and $120,000, respectively, in fees for these services. For the three and six months ended June 30, 2021, the Company incurred and paid $60,000 and $120,000, respectively, in fees for these services.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of June 30, 2022 and December 31, 2021, there were no amounts outstanding under the Working Capital Loans.

KINS TECHNOLOGY GROUP INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Registration Rights

Pursuant to a registration rights agreement entered into on December 14, 2020, the holders of the Founder Shares, Private Placement Warrants and securities that may be issued upon conversion of Working Capital Loans will be entitled to registration rights pursuant to a registration rights agreement. The holders of at least 30% in interest of these securities will be entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these holders will have certain “piggy-back” registration rights to include their securities in other registration statements filed subsequent to the completion of a Business Combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or up to $9,660,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 2,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At June 30, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At June 30, 2022 and December 31, 2021, there were 938,090 and 27,600,000 shares of Class A common stock issued and outstanding were subject to possible redemption and presented as temporary equity, respectively.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At June 30, 2022 and December 31, 2021, there were 6,900,000 shares of Class B common stock issued and outstanding.

Only holders of the Class B common stock will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as otherwise required by law.

The shares of Class B common stock will automatically convert into Class A common stock at the time of a Business Combination, or earlier at the option of the holder (except for any Founder Shares held by the Direct Anchor Investors who have agreed not to effect

KINS TECHNOLOGY GROUP INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

a conversion with respect to such Founder Shares until the consummation of the initial Business Combination), on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination (including pursuant to a specified future issuance), the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the then-outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including pursuant to a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued or issuable to any seller in a Business Combination).

NOTE 8. DERIVATIVE WARRANT LIABILITIES

As of June 30, 2022 and December 31, 2021, there were 13,800,000 Public Warrants outstanding and 10,280,000 Private Placement Warrants outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but we will be required to use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemptions of warrants when the price of Class A common stock equals or exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and
●	if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a

KINS TECHNOLOGY GROUP INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.
●	If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00 – Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and
●	if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00 – Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;
●	at a price of $0.10 per warrant provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares of Class A common stock determined based on the redemption date and the “fair market value” of the Company’s Class A common stock;
●	upon a minimum of 30 days’ prior written notice of redemption;
●	if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;
●	if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto is available throughout the 30-day period after the written notice of redemption is given.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or its affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the

KINS TECHNOLOGY GROUP INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

As of June 30, 2022 and December 31, 2021 there were 10,280,000 Private Placement Warrants outstanding. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 9. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying condensed balance sheets and adjusted for the amortization or accretion of premiums or discounts.

At June 30, 2022, assets held in the Trust Account were comprised of $398 in cash and $9,527,835,182 in money market funds that primarily invested in U.S. Treasury securities at fair market value. During the six months ended June 30, 2022, the Company withdrew $80,500 of interest income from the Trust Account and $269,528,286 was withdrawn from the Trust Accounts for the redemption that was voted on June 10, 2022.

At December 31, 2021, assets held in the Trust Account were comprised of $898 in cash and $278,835,182 in money market funds, respectively. Through December 31, 2021, the Company did not withdraw any interest income from the Trust Account.

KINS TECHNOLOGY GROUP INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at June 30, 2022 and December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		June 30,		December 31,
Description	Level	2022	Level	2021
Assets:
Money Market Funds	1	9,527,778	1	$278,835,182
Liabilities:
Warrant liabilities – public warrants	1	$1,518,000	1	$6,461,798
Warrant liabilities – private placement warrants	2	$1,130,800	2	$4,813,571

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the accompanying June 30, 2022 and December 31, 2021 condensed balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the condensed statements of operations.

The Warrants are measured at fair value on a recurring basis. The Public Warrants were initially valued using a lattice model, specifically a binomial lattice model incorporating the binomial lattice methodology. As of June 30, 2022, the Public Warrants were valued using the instrument’s publicly listed trading price as of the balance sheet date, which is considered to be a Level 1 measurement due to the use of an observable market quote in an active market.

The Private Placement Warrants were initially valued using a lattice model, specifically a binomial lattice model incorporating the binomial lattice methodology, which is considered to be a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of our common stock. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The subsequent measurements of the Private Placement Warrants after the detachment of the Public Warrants from the Units is classified as Level 2 due to the use of an observable market quote for a similar asset in an active market, as the transfer of Private Placement Warrants to anyone outside of a small group of individuals who are permitted transferees would result in the Private Placement Warrants having substantially the same terms as the Public Warrants.

The following table presents the changes in the fair value of Level 3 warrant liabilities:

	Private Placement	Public	Warrant Liabilities
Fair value as of December 31, 2020	$9,354,800	$12,558,000	$21,912,800
Change in fair value	(2,672,800)	(3,588,000)	(6,260,800)
Transfer to Level 1	—	(8,970,000)	(8,970,000)
Transfer to Level 2	(6,682,000)	—	(6,682,000)
Fair value as of March 31, 2021	$—	$—	$—
Fair value as of June 30, 2021	$—	$—	$—

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement during for the three months and six months ended June 30, 2021 was approximately $9.0 million, when the Public Warrants were separately listed and traded and approximately $6.7 million was transferred from a level 3 to a level 2 fair value measurement. There were no transfers during the three and six months ended June 30, 2022.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after June 30, 2022 up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Inpixon and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying combined carved-out balance sheets of Design Reactor, Inc and Subsidiaries (the “Company”) as of December 31, 2021 and 2020 and the related combined carved-out statements of operations, parent’s net investment and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2012.

New York, NY

October 19, 2022

DESIGN REACTOR, INC. AND SUBSIDIARIES

COMBINED CARVE-OUT BALANCE SHEETS

(In thousands)

	As of	As of
	December 31,	December 31,
	2021	2020
Assets
Current Assets
Cash and cash equivalents	$5,028	$147
Accounts receivable, net of allowances of $9 and $—, respectively	1,764	498
Other receivables	106	—
Inventory	11	11
Prepaid expenses and other current assets	889	405
Total Current Assets	7,798	1,061
Property and equipment, net	231	132
Operating lease right-of-use asset, net	723	984
Software development costs, net	648	846
Intangible assets, net	23,468	7,761
Goodwill	5,546	2,135
Other assets	76	65
Total Assets	$38,490	$12,984

	As of	As of
	December 31,	December 31,
	2021	2020
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	661	389
Accrued liabilities	7,847	879
Operating lease obligation, current	213	256
Income tax liabilities	520	—
Deferred revenue	3,146	868
Acquisition liability	5,113	500
Total Current Liabilities	17,500	2,892
Long Term Liabilities
Operating lease obligation, noncurrent	531	746
Other liabilities, noncurrent	28	—
Acquisition liability, noncurrent	220	—
Total Liabilities	18,279	3,638
Commitments and Contingencies	—	—
Parent’s Net Equity
Parent’s net equity	20,211	9,346
Total Parent’s Net Equity	20,211	9,346
Total Liabilities and Parent’s Net Equity	$38,490	$12,984

The accompanying notes are an integral part of these financial statements

DESIGN REACTOR, INC. AND SUBSIDIARIES

COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

(In thousands)

	For the Years Ended December 31,
	2021	2020
Revenues	$6,368	$2,264
Cost of Revenues	1,646	906
Gross Profit	4,722	1,358
Operating Expenses
Research and development	6,704	3,516
Sales and marketing	4,863	2,705
General and administrative	22,168	7,216
Acquisition-related costs	628	120
Impairment of goodwill	11,896	—
Amortization of intangibles	3,047	870
Total Operating Expenses	49,306	14,427
Loss from Operations	(44,584)	(13,069)
Other Income (Expense)
Interest income (expense), net	1	(1)
Other income (expense), net	81	76
Total Other Income (Expense)	82	75
Net Loss, before tax	(44,502)	(12,994)
Income tax benefit	2,527	41
Net Loss	(41,975)	$(12,953)

The accompanying notes are an integral part of these financial statements

DESIGN REACTOR, INC. AND SUBSIDIARIES

COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARENT’S NET INVESTMENT

(In thousands)

	For the Years
	Ended December 31,
	2021	2020
Parent’s net investment, beginning of year	$9,346	$7,010
Net loss	(41,975)	(12,953)
Stock options and restricted stock awards issued to employees and consultants for services	4,120	566
Parent’s net equity issued for Visualix acquisition	429	—
Parent’s net equity issued for CXApp acquisition	10,000	—
Parent’s net equity issued for the Ten Degrees acquisition	—	600
Taxes paid on stock based compensation	(681)	—
Net investments from parent	38,972	14,123
Parent’s net investment, end of year	$20,211	$9,346

The accompanying notes are an integral part of these financial statements

DESIGN REACTOR, INC. AND SUBSIDIARIES

COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years
	Ended December 31,
	2021	2020
Cash Flows Used in Operating Activities
Net loss	$(41,975)	$(12,953)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	524	245
Amortization of intangible assets	3,047	870
Amortization of right of use asset	257	193
Stock based compensation	4,120	566
Earnout payment expense	6,524	—
Unrealized gain on note	(185)	—
Deferred income tax	(2,591)	—
Impairment of goodwill	11,897	—
Other	(8)	(43)
Changes in operating assets and liabilities:
Accounts receivable and other receivables	255	(38)
Inventory	—	(8)
Prepaid expenses and other current assets	(417)	(280)
Other assets	(10)	(15)
Accounts payable	69	63
Accrued liabilities	390	382
Income tax liabilities	502	—
Deferred revenue	957	1
Operating lease obligation	(275)	(200)
Net Cash Used in Operating Activities	$(16,919)	$(11,217)
Cash Flows Used in Investing Activities
Purchase of property and equipment	$(197)	$(118)
Investment in capitalized software	(221)	(653)
Purchase of intangible assets	(13)	—
Acquisition of the Ten Degrees	—	(1,500)
Acquisition of CXApp	(14,977)	—
Acquisition of Visualix	(61)	—
Net Cash Used in Investing Activities	$(15,469)	$(2,271)
Cash From Financing Activities
Taxes paid related to net share settlement of restricted stock units	(681)	—
Repayment of CXApp acquisition liability	(461)	—
Repayment of acquisition liability to Locality stockholders	(500)	(500)
Equity contribution of parent	38,972	14,123
Net Cash Provided By Financing Activities	$37,330	$13,623
Effect of Foreign Exchange Rate on Changes on Cash	(61)	(122)
Net Increase in Cash and Cash Equivalents	4,881	13
Cash and Cash Equivalents – Beginning of year	147	134
Cash and Cash Equivalents – End of year	$5,028	$147
Supplemental Disclosure of cash flow information:
Cash paid for:
Interest	$1	$2
Income Taxes	$2	$—
Non-cash investing and financing activities
Parent’s net equity issued for Ten Degrees acquisition	$—	$600
Parent’s net equity issued for CXApp acquisition	$10,000	$—
Parent’s net equity issued for Visualix asset acquisition	$429	$—

The accompanying notes are an integral part of these financial statements

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Note 1 — Organization, Nature of Business and Basis of Presentation

Design Reactor, Inc. and Subsidiaries is in the business of delivering intelligent hybrid workplace and event experiences. Our solutions and technologies help organizations create and redefine exceptional workplace experiences with remote and in-person solutions. We leverage our on-device positioning, mapping, analytics and app technologies to achieve higher levels of productivity and performance, increase connectivity, improve worker and employee satisfaction rates and drive a more connected workplace. We have focused our corporate strategy on being the primary provider of the full range of foundational technologies needed in order to offer a comprehensive suite of solutions that create equitable experiences in the workplace and in hybrid events.

Our enterprise apps solutions are used by our customers for a variety of use cases including, but not limited to, employee and visitor experience enhancement through a customer branded app with features such as desk booking, wayfinding and navigation, and the delivery of content to tens of thousands of attendees in hybrid events.

The accompanying combined carve-out financial statements of Design Reactor, Inpixon Canada and select assets, liabilities, revenues and expenses of Inpixon and Inpixon India (collectively the “Company,” “we,” “us” or “our”), show the historical combined carve-out financial position, results of operations, changes in net investment and cash flows of the Company. These combined carve-out financial statements have been derived from the accounting records of Design Reactor, Inpixon Canada, select assets, liabilities, revenues and expenses of Inpixon and Inpixon India (excluding Game Your Game, Active Mind Technology Limited, Inpixon GmbH, Inpixon Limited, IntraNav and Nanotron) on a carve-out basis and should be read in conjunction with the accompanying notes thereto. These combined carve-out financial statements do not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity nor are they indicative of future results of the Company.

The combined carve-out operating results of the Company have been specifically identified based on the Company’s existing divisional organization. The majority of the assets and liabilities of the Company have been identified based on the existing divisional structure. The historical costs and expenses reflected in our financial statements include an allocation for certain corporate and shared service functions. Management believes the assumptions underlying our combined carve-out financial statements are reasonable. Nevertheless, our combined carve-out financial statements may not include all of the actual expenses that would have been incurred had we operated as a standalone company during the periods presented and may not reflect our results of operations, financial position and cash flows had we operated as a standalone company during the periods presented. Actual costs that would have been incurred if we had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. We also may incur additional costs associated with being a standalone, publicly listed company that were not included in the expense allocations and, therefore, would result in additional costs that are not reflected in our historical results of operations, financial position and cash flows.

On October 4, 2022, the Company’s parent, Inpixon, filed a Certificate of Change with the Secretary of State of Nevada to effect a reverse stock split of the parent’s authorized and issued and outstanding shares of common stock at a ratio of one (1) share of common stock for every seventy five (75) shares of common stock. The combined financial statements and accompanying notes give effect to parent’s 1-for-75 reverse stock split as if it occurred at the first period presented.

Note 2 — Summary of Significant Accounting Policies

Liquidity

As of December 31, 2021, the Company has a working capital deficit of approximately $9.7 million and cash of approximately $5.0 million. For the year ended December 31, 2021, the Company incurred a net loss of approximately $42.0 million. As part of the Inpixon (“Parent”) group of companies, the Company is dependent upon Parent for all of its working capital and financing requirements as Parent uses a centralized approach to cash management and financing of its operations. Financial transactions relating to the Company are accounted for through the Net parent investment account. Accordingly, none of Parent’s cash, cash equivalents or debt at the corporate level have been assigned to the Company in the financial statements. Net parent investment represents Parent’s interest in the recorded net assets of the Company. All significant transactions between the Company and Parent have been included in the accompanying combined financial statements. Transactions with Parent are reflected in the accompanying Combined Statements of Changes in Equity as “Net transfers to parent” and in the accompanying Combined Balance Sheets within “Net parent investment.” The income statement of the Company includes revenues and expenses that are specifically identifiable to the Company plus certain

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

allocated corporate overhead or other shared costs based on methodologies that management deems appropriate for the nature of the cost. All significant intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying combined financial statements.

Risks and Uncertainties

The Company cannot assure you that we will ever earn revenues sufficient to support our operations, or that we will ever be profitable. In order to continue our operations, we have supplemented the revenues we earned with funding from our parent. Our business has been impacted by the COVID-19 pandemic and general macroeconomic conditions and may continue to be impacted. While we have been able to continue operations remotely, we have and continue to experience impact in the demand of certain products and delays in certain projects and customer orders either because they require onsite services which could not be performed as a result of compliance with new rules and regulations resulting from the pandemic, customer facilities being partially or fully closed during the pandemic or because of the uncertainty of the customer’s financial position and ability to invest in our technology. Despite these challenges, including a decline in revenue for certain existing product lines, we were able to realize growth in total revenue for the year ended December 31, 2021 when compared to the year ended 2020, as a result of the addition of the new product line CXApp during the second quarter of 2021. The total impact that COVID-19 and general macroeconomic conditions may continue to impact our results of operations continues to remain uncertain and there are no assurances that we will be able to continue to experience the same growth or not be materially adversely affected. The Company’s recurring losses and utilization of cash in its operations are indicators of going concern however with the Company’s current liquidity position with the support of Parent, the Company believes it has the ability to mitigate such concerns for a period of at least one year from the date this financial statements were made issued.

Consolidations

The consolidated financial statements have been prepared using the accounting records of Design Reactor, Inpixon Canada and select assets, liabilities, revenues and expenses of Inpixon and Inpixon India . All material inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each of the reporting periods. Actual results could differ from those estimates. The Company’s significant estimates consist of:

●	the valuation of stock-based compensation;
●	the valuation of the assets and liabilities acquired of Ten Degrees, Visualix and CXApp as described in Note 4, Note 5, Note 6 and respectively, as well as the valuation of the Parent’s common shares issued in the transaction;
●	the allowance for credit losses;
●	the valuation allowance for deferred tax assets; and
●	impairment of long-lived assets and goodwill.

Business Combinations

The Company accounts for business combinations under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805 “Business Combinations” using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

estimated fair value is recorded as goodwill. All acquisition costs are expensed as incurred. Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, checking accounts, money market accounts and temporary investments with maturities of three months or less when purchased. As of December 31, 2021 and 2020, the Company had no cash equivalents.

Accounts Receivable, net and Allowance for Credit Losses

Accounts receivables are stated at the amount the Company expects to collect. The Company recognizes an allowance for credit losses to ensure accounts receivables are not overstated due to un-collectability. Bad debt reserves are maintained for various customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligation, such as in the case of bankruptcy filings, or deterioration in such customer’s operating results or financial position. If circumstances related to a customer change, estimates of the recoverability of receivables would be further adjusted. The Company has recorded an allowance for credit losses of approximately $0.009 million as of December 31, 2021.

Inventory

Finished goods are measured at the cost of manufactured products including direct materials and subcontracted services. The Company states inventory utilizing the first-in, first-out method. The Company continually analyzes its slow-moving, excess and obsolete inventories. Based on historical and projected sales volumes and anticipated selling prices, the Company establishes reserves. If the Company does not meet its sales expectations, these reserves are increased. Products that are determined to be obsolete are written down to net realizable value. As of December 31, 2021 and 2020, the Company had not recorded an inventory obsolescence.

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. The Company depreciates its property and equipment for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the initial lease term. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Intangible Assets

Intangible assets primarily consist of developed technology, customer lists/relationships, non-compete agreements, intellectual property agreements, export licenses and trade names/trademarks. They are amortized ratably over a range of 1 to 15 years, which approximates customer attrition rate and technology obsolescence. The Company assesses the carrying value of its intangible assets for impairment each year. Based on its assessments, the Company did not incur any impairment charges for the years ended December 31, 2021 and 2020.

Acquired In-Process Research and Development (“IPR&D”)

In accordance with authoritative guidance, the Company recognizes IPR&D at fair value as of the acquisition date, and subsequently accounts for it as an indefinite-lived intangible asset until completion or abandonment of the associated research and development efforts. Once an IPR&D project has been completed, the useful life of the IPR&D asset is determined and amortized accordingly. If the IPR&D asset is abandoned, the remaining carrying value is written off. During fiscal year 2019, the Company acquired IPR&D through the acquisitions of Locality and Jibestream, in 2020 through the acquisition of certain assets of Ten Degrees, and in 2021 through the acquisitions of certain assets of Visualix and CXApp. The Company’s IPR&D is comprised of Locality,

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Jibestream, Ten Degrees, Visualix and CXApp, which was valued on the date of the acquisition. It will take additional financial resources to continue development of these technologies.

The Company continues to seek additional resources through funding from Parent for further development of these technologies. Through December 31, 2021, the Company has further developed these technologies with raising capital since these acquisitions, building their pipeline and getting industry acknowledgment. The Company has been recognized by leading industry groups with multiple awards for its product including from Connected Real Estate Tech, American Business and several Connector awards. Management remains focused on growing revenue from these products and continues to pursue efforts to recognize the value of the technologies. If the Company chooses to abandon these efforts, or if the Company determines that such funding is not available, the related IPR&D will be subject to significant impairment.

Goodwill

The Company tests goodwill for potential impairment at least annually, or more frequently if an event or other circumstance indicates that the Company may not be able to recover the carrying amount of the net assets of the reporting unit. The Company has determined that the reporting unit is the entire company, due to the integration of all of the Company’s activities. In evaluating goodwill for impairment, the Company may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If the Company bypasses the qualitative assessment, or if the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company performs a quantitative impairment test by comparing the fair value of a reporting unit with its carrying amount.

The Company calculates the estimated fair value of a reporting unit using a weighting of the income and market approaches. For the income approach, the Company uses internally developed discounted cash flow models that include the following assumptions, among others: projections of revenues, expenses, and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow new units; and estimated discount rates. For the market approach, the Company uses internal analyses based primarily on market comparables. The Company bases these assumptions on its historical data and experience, third party appraisals, industry projections, micro and macro general economic condition projections, and its expectations.

The Company performed the annual impairment test as of December 31, 2021 and has recorded impairment of goodwill of $11.9 million and zero during the years ended December 31, 2021 and 2020, respectively.

Software Development Costs

The Company develops and utilizes internal software for the processing of data provided by its customers. Costs incurred in this effort are accounted for under the provisions of ASC 350-40, “Internal Use Software” and ASC 985-20, “Software — Cost of Software to be Sold, Leased or Marketed”, whereby direct costs related to development and enhancement of internal use software is capitalized, and costs related to maintenance are expensed as incurred. The Company capitalizes its direct internal costs of labor and associated employee benefits that qualify as development or enhancement. These software development costs are amortized over the estimated useful life which management has determined ranges from 1 to 5 years.

Research and Development

Research and development costs consist primarily of professional fees and compensation expense. All research and development costs are expensed as incurred. Research and development costs as of December 31, 2021 and 2020 were $6.7 million and $3.5 million, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain.

Foreign Currency Translation

Assets and liabilities related to the Company’s foreign operations are calculated using the Indian Rupee and Canadian Dollar, and are translated at end-of-period exchange rates, while the related revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments are recorded as a component of net investments from parent, totaling a gain/(loss) of approximately million and $0.6 million for the years ended December 31, 2021 and 2020, respectively. Gains or losses resulting from transactions denominated in foreign currencies are included in other income (expense) in the consolidated statements of operations. The Company engages in foreign currency denominated transactions with customers that operate in functional currencies other than the U.S. dollar. Aggregate foreign currency net transaction losses were not material for the years ended December 31, 2021 and 2020.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss) and its components in its consolidated financial statements. Comprehensive loss consists of net loss and foreign currency translation adjustments, affecting paren’ts net equity that, under GAAP, are excluded from net loss.

Revenue Recognition

The Company recognizes revenue when control is transferred of the promised products or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company derives revenue from software as a service, design and implementation services for its enterprise apps systems, and professional services for work performed in conjunction with its systems.

Hardware and Software Revenue Recognition

For sales of hardware and software products, the Company’s performance obligation is satisfied at a point in time when they are shipped to the customer. This is when the customer has title to the product and the risks and rewards of ownership. The delivery of products to Inpixon’s customers occurs in a variety of ways, including (i) as a physical product shipped from the Company’s warehouse, (ii) via drop-shipment by a third-party vendor, or (iii) via electronic delivery with respect to software licenses. The Company leverages drop-ship arrangements with many of its vendors and suppliers to deliver products to customers without having to physically hold the inventory at its warehouse. In such arrangements, the Company negotiates the sale price with the customer, pays the supplier directly for the product shipped, bears credit risk of collecting payment from its customers and is ultimately responsible for the acceptability of the product and ensuring that such product meets the standards and requirements of the customer. Accordingly, the Company is the principal in the transaction with the customer and records revenue on a gross basis. The Company receives fixed consideration for sales of hardware and software products. The Company’s customers generally pay within 30 to 60 days from the receipt of a customer approved invoice. The Company has elected the practical expedient to expense the costs of obtaining a contract when they are incurred because the amortization period of the asset that otherwise would have been recognized is less than a year.

Software As A Service Revenue Recognition

With respect to sales of the Company’s maintenance, consulting and other service agreements, customers pay fixed monthly fees in exchange for the Company’s service. The Company’s performance obligation is satisfied over time as the electronic services are provided continuously throughout the service period. The Company recognizes revenue evenly over the service period using a time-based measure because the Company is providing continuous access to its service.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Professional Services Revenue Recognition

The Company’s professional services include milestone, fixed fee and time and materials contracts.

Professional services under milestone contracts are accounted for using the percentage of completion method. As soon as the outcome of a contract can be estimated reliably, contract revenue is recognized in the consolidated statement of operations in proportion to the stage of completion of the contract. Contract costs are expensed as incurred. Contract costs include all amounts that relate directly to the specific contract, are attributable to contract activity, and are specifically chargeable to the customer under the terms of the contract.

Professional services are also contracted on the fixed fee and time and materials basis. Fixed fees are paid monthly, in phases, or upon acceptance of deliverables. The Company’s time and materials contracts are paid weekly or monthly based on hours worked. Revenue on time and material contracts is recognized based on a fixed hourly rate as direct labor hours are expended. Materials, or other specified direct costs, are reimbursed as actual costs and may include markup. The Company has elected the practical expedient to recognize revenue for the right to invoice because the Company’s right to consideration corresponds directly with the value to the customer of the performance completed to date. For fixed fee contracts including maintenance service provided by in house personnel, the Company recognizes revenue evenly over the service period using a time-based measure because the Company is providing continuous service. Because the Company’s contracts have an expected duration of one year or less, the Company has elected the practical expedient in ASC 606-10-50-14(a) to not disclose information about its remaining performance obligations. Anticipated losses are recognized as soon as they become known. For the years ended December 31, 2021 and 2020, the Company did not incur any such losses. These amounts are based on known and estimated factors.

License Revenue Recognition

The Company enters into contracts with its customers whereby it grants a non-exclusive on-premise license for the use of its proprietary software. The contracts may also provide for yearly on-going maintenance services for a specified price, which includes maintenance services, designated support, and enhancements, upgrades and improvements to the software (the “Maintenance Services”), depending on the contract. Licenses for on-premises software provide the customer with a right to use the software as it exists when made available to the customer. All software provides customers with the same functionality and differ mainly in the duration over which the customer benefits from the software.

The timing of the Company’s revenue recognition related to the licensing revenue stream is dependent on whether the software licensing agreement entered into represents a good or service. Software that relies on an entity’s IP and is delivered only through a hosting arrangement, where the customer cannot take possession of the software, is a service. A software arrangement that is provided through an access code or key represents the transfer of a good. Licenses for on-premises software represents a good and provide the customer with a right to use the software as it exists when made available to the customer. Customers may purchase perpetual licenses or subscribe to licenses, which provide customers with the same functionality and differ mainly in the duration over which the customer benefits from the software. Revenue from distinct on-premises licenses is recognized upfront at the point in time when the software is made available to the customer.

Renewals or extensions of licenses are evaluated as distinct licenses (i.e., a distinct good or service), and revenue attributed to the distinct good or service cannot be recognized until (1) the entity provides the distinct license (or makes the license available) to the customer and (2) the customer is able to use and benefit from the distinct license. Renewal contracts are not combined with original contracts, and, as a result, the renewal right is evaluated in the same manner as all other additional rights granted after the initial contract. The revenue is not recognized until the customer can begin to use and benefit from the license, which is typically at the beginning of the license renewal period. Therefore, the Company recognizes revenue resulting from renewal of licensed software at a point in time, specifically, at the beginning of the license renewal period.

The Company recognizes revenue related to Maintenance Services evenly over the service period using a time-based measure because the Company is providing continuous service and the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the services are performed.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Contract Balances

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. The Company had deferred revenue of approximately $3.1 million and $0.9 million as of December 31, 2021 and 2020, respectively, related to cash received in advance for product maintenance services and professional services provided by the Company’s technical staff. The Company expects to satisfy its remaining performance obligations for these maintenance services and professional services, and recognize the deferred revenue and related contract costs over the next twelve months.

Costs to Obtain a Contract

The Company recognizes eligible sales commissions as an asset as the commissions are an incremental cost of obtaining a contract with the customer and the Company expects to recover these costs. The capitalized costs are amortized over the expected contract term including any expected renewals.

Cost to Fulfill a Contract

The Company incurs costs to fulfill their obligations under a contract once it has obtained, but before transferring goods or services to the customer. These costs are recorded as an asset as these costs are an incremental cost of fulfilling the contract with the customer and the Company expects to recover these costs. The capitalized costs are amortized over the expected remaining contract term.

Segments

The Company and its Chief Executive Officer (“CEO”), acting as the Chief Operating Decision Maker (“CODM”) determines its reporting units in accordance with FASB ASC 280, “Segment Reporting” (“ASC 280”). The Company evaluates a reporting unit by first identifying its operating segments under ASC 280. The Company then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Company evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Company determines if the segments are economically similar and, if so, the operating segments are aggregated. The Company has one operating segment and reporting unit. The Company is organized and operated as one business. Management reviews its business as a single operating segment, using financial and other information rendered meaningful only by the fact that such information is presented and reviewed in the aggregate.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred as part of cost of revenues. These costs were deemed to be nominal during each of the reporting periods.

Advertising Costs

Advertising costs are expensed as incurred. The Company incurred advertising costs, which are included in selling, general and administrative expenses of approximately $0.3 million and $0.7 million during the years ended December 31, 2021 and 2020, respectively.

Stock-Based Compensation

The Company accounts for options granted to employees by the Parent by measuring the cost of services received in exchange for the award of equity instruments based upon the fair value of the award on the date of grant. The fair value of that award is then ratably recognized as an expense over the period during which the recipient is required to provide services in exchange for that award.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Options and warrants granted to consultants and other non-employees by the Parent are recorded at fair value as of the grant date and subsequently adjusted to fair value at the end of each reporting period until such options and warrants vest, and the fair value of such instruments, as adjusted, is expensed over the related vesting period.

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. The fair value of the award is measured on the grant date and recognized over the period services are required to be provided in exchange for the award, usually the vesting period. Forfeitures of unvested stock options are recorded when they occur.

The Company incurred stock-based compensation charges of approximately $4.1 million and $0.6 million for each of the years ended December 31, 2021 and 2020, respectively, which are included in general and administrative expenses. Stock-based compensation charges are related to employee compensation and related benefits.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, and short-term debt. The Company determines the estimated fair value of such financial instruments presented in these financial statements using available market information and appropriate methodologies. These financial instruments, except for short-term debt, are stated at their respective historical carrying amounts, which approximate fair value due to their short-term nature. Short-term debt approximates market value based on similar terms available to the Company in the market place.

Carrying Value, Recoverability and Impairment of Long-Lived Assets

The Company has adopted Section 360-10-35 of the FASB ASC for its long-lived assets. Pursuant to ASC Paragraph 360-10-35-17, an impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. Pursuant to ASC Paragraph 360-10-35-20 if an impairment loss is recognized, the adjusted carrying amount of a long-lived asset shall be its new cost basis. For a depreciable long-lived asset, the new cost basis shall be depreciated (amortized) over the remaining useful life of that asset. Restoration of a previously recognized impairment loss is prohibited.

Pursuant to ASC Paragraph 360-10-35-21, the Company’s long-lived asset (asset group) is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company considers the following to be some examples of such events or changes in circumstances that may trigger an impairment review: (a) significant decrease in the market price of a long-lived asset (asset group); (b) a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; (c) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator; (d) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group); (e) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); and (f) a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company tests its long-lived assets for potential impairment indicators at least annually and more frequently upon the occurrence of such events.

Based on its assessments, the Company recorded $11.9 million and $0 million of goodwill impairment charges for the years ended December 31, 2021 and 2020, respectively.

Recently Issued and Adopted Accounting Standards

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019-12, “Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 209-12 removes certain exceptions to the general principles in Topic 740 and also

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

clarifies and amends existing guidance to improve consistent application. ASU 2019-12 became effective for the Company beginning January 1, 2021. The new guidance was effective upon issuance of this final accounting standards update. The Company has adopted this standard and the adoption did not have a material impact on its condensed consolidated financial statements or disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements” (ASU 2020-10”), which updates various codification topics by clarifying or improving disclosure requirements to align with the SEC’s regulations. The effective date of the standard is for interim and annual reporting periods beginning after December 15, 2020 for public entities. The Company adopted ASU 2020-10 as of the reporting period beginning January 1, 2021. The new guidance was effective upon issuance of this final accounting standards update. The Company has adopted this standard and the adoption did not have a material impact on its condensed consolidated financial statements or disclosures.’

Recently Issued Accounting Standards Not Yet Adopted

In October 2021, the FASB issued ASU 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”), which addresses diversity in practice related to the accounting for revenue contracts with customers acquired in a business combination. Under the new guidance, the acquirer is required to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The effective date of the standard is for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The effects of this change on the Company’s financial statements have not yet been determined.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832)” (“ASU 2021-10”), which provides guidance on disclosing government assistance. Under the new guidance, the Company is required to including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on the entity’s financial statements. The effective date of the standard is for annual periods beginning after December 15, 2021. The Company is currently evaluating the impact of the new guidance and does not expect the adoption of this guidance will have a material impact on its condensed consolidated financial statements and disclosures.

Note 3 — Disaggregation of Revenue

Disaggregation of Revenue

The Company recognizes revenue when control is transferred of the promised products or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company derives revenue from software as a service, design and implementation services for its enterprise apps solutions systems, and professional services for work performed in conjunction with its systems recognition policy.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Revenues consisted of the following (in thousands):

	For the Years
	Ended December 31,
	2021	2020
Recurring revenue
Hardware	$—	$—
Software	3,309	1,177
Professional services	35	134
Total recurring revenue	$3,344	$1,311
Non-recurring revenue
Hardware	$38	$64
Software	4	—
Professional services	2,982	889
Total non-recurring revenue	$3,024	$953
Total Revenue	$6,368	$2,264

	For the Years
	Ended December 31,
	2021	2020
Revenue recognized at a point in time(1)	$43	$63
Revenue recognized over time(2)(3)	$6,325	$2,201
Total	$6,368	$2,264
(1)	Hardware and Software’s performance obligation is satisfied at a point in time where when they are shipped to the customer.
(2)	Professional services are also contracted on the fixed fee and time and materials basis. Fixed fees are paid monthly, in phases, or upon acceptance of deliverables. The Company has elected the practical expedient to recognize revenue for the right to invoice because the Company’s right to consideration corresponds directly with the value to the customer of the performance completed to date, in which revenue is recognized over time.
(3)	Software As A Service Revenue’s performance obligation is satisfied evenly over the service period using a time-based measure because the Company is providing continuous access to its service and service is recognized overtime.

Note 4 — Ten Degrees Acquisition

On August 19, 2020, in accordance with the terms and conditions of that certain Asset Purchase Agreement (“APA”), by and among the Company, Ten Degrees Inc. (“TDI”), Ten Degrees International Limited (“TDIL”), mCube International Limited (“MCI”), and the holder of a majority of the outstanding capital of TDIL and mCube, Inc., and the sole stockholder of 100% of the outstanding capital stock of MCI (“mCube,” together with TDI, TDIL, and MCI collectively, the “Transferors”), the Company acquired a suite of on-device “blue-dot” indoor location and motion technologies, including patents, trademarks, software and related intellectual property from the Transferors (collectively, the “TDI Assets”). The acquisition of the blue-dot technology further strengthened and enhanced the Company’s enterprise apps capabilities allowing it to offer on-device wayfinding capabilities through integration with its mapping technology. In accordance with ASC 805, the transaction was deemed to be the acquisition of a group of assets, and not to be accounted for as a business combination, with an asset acquisition date of August 19, 2020. The TDI Assets were acquired for consideration consisting of (i) $1.5 million in cash and (ii) 6,400 shares of the Parent’s common stock. In accordance with the terms of the APA, commencing as of the date of the APA, the Transferors, and their affiliates, have agreed to not compete with our business associated with the TDI Assets for a period of five years from the closing date. In addition, each party agreed to not solicit any employees from the other party for a period of one year from the closing date, subject to certain exceptions.

The total recorded purchase price for the transaction was $2.1 million, which consisted of the cash paid of $1.5 million and $0.6 million representing the value of the stock issued upon closing.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The purchase price is allocated as follows (in thousands):

Fair
Value
Allocation
Assets Acquired:
Developed technology	$1,701
Non-compete agreements	399
Total Purchase Price	$2,100

The value of the intangibles were calculated by a third party valuation firm based on projections and financial data provided by management of the Company. The developed technology and non-compete agreements acquired are included in the consolidated balance of intangible assets as of December 31, 2021. There was no goodwill acquired or recognized as a result of the acquisition of Ten Degrees.

Note 5 — Visualix Acquisition

On April 23, 2021 (the “Closing Date”), the Company entered a certain asset purchase agreement by and among the Company, Visualix GmbH i.L. (the “Visualix”), Darius Vahdat-Pajouh and Michal Bucko (each, a “Founder,” and collectively, the “Founders”), and Future Energy Ventures Management GmbH (“FEVM”).

Prior to the Closing Date, Visualix owned and operated certain computer vision, robust localization, large-scale navigation, mapping, and 3D reconstruction technologies (collectively, the “Underlying Technology”). In accordance with the terms of the asset purchase agreement, the Company purchased from Visualix the entirety of its assets consisting primarily of intellectual property including the underlying technology. Additionally, the Company purchased certain patent applications related to the underlying technology from FEVM.

In consideration of the transactions (the “Consideration”) contemplated by the Asset Purchase Agreement, the Company:

1.	remitted a cash payment in the amount of Fifty Thousand Euros (EUR €50,000) to Visualix
2.	issued 4,224 shares of Parent’s Common Stock to Visualix; and
3.	issued 704 to shares of Parent’s Common Stock to FEVM.

The asset purchase agreement includes customary representations and warranties, as well as certain covenants, including, inter alia, that the Founders are hired as employees of Inpixon GmbH and Visualix and the Founders shall not, for a period of two (2) years following the Closing Date, directly or indirectly, compete with the Company in the sectors of Mapping and Localization Technology (as defined in the asset purchase agreement).

The following table represents the purchase price (in thousands).

Cash	$61
Stock (4,928 common stock shares at $87.00 per share)	429
Total Purchase Price	$490

Assets Acquired (in thousands):

Developed Technology	$429
Non-compete Agreements	61
Total Purchase Price	$490

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Note 6 — CXApp Acquisition

On April 30, 2021, the Company acquired Design Reactor, Inc. (“CXApp”) which enables corporate enterprise organizations to provide a custom-branded, location-aware employee app focused on enhancing the workplace experience and hosting virtual and hybrid events. An important aspect of the Company’s strategy towards delivering a comprehensive enterprise apps offering required direct engagement with the end-user through an app. With the CXApp acquisition, the Company was able to establish that direct engagement, eliminating the need for a third part app developer partner. The transaction was attractive to the Company because it would complete its strategic vision to have the most comprehensive suite of enterprise apps solutions, was anticipated to be accretive to earnings and revenue, increase the Company’s average selling price and result in the acquisition of several marquee customers. In exchange for the aggregate purchase price of $32.1 million, the Company acquired all of the outstanding capital of the CXApp, incorporated in the State of California. The price was subject to certain post-closing adjustments based on actual working capital as of the closing as described in the stock purchase agreement. The goodwill of $15.3 million arising from the acquisition consists of an acquired workforce, as well as synergies and economies of scale expected from combined operations of Inpixon and the CXApp.

The following table represents the purchase price (in thousands).

Cash	$22,132
Stock (117,994 common stock shares of the Parent at $84.75 per share)	10,000
Total Purchase Price	$32,132

In relation to the cash payment, Inpixon retained $4.9 million of Holdback Funds from the Purchase Price to secure the Seller’s obligations under the stock purchase agreement, with any unused portion of the Holdback Funds to be released to the Seller on the date that is 18 months after the Closing Date. In addition, to the Holdback Funds, the Company is to pay various costs to third parties on the Seller’s behalf. These costs consisted of Seller transaction expenses, option payouts, bonus payouts, and miscellaneous accrued expenses. The Company retained cash for these future payments and recorded these future payments in Acquisition Liability on the closing date of the Acquisition. During the measurement period the holdback funds was adjusted by $0.2 million to account for work capital adjustments. The following represents the amounts that were recorded to Acquisition Liability (in thousands):

Acquisition
Liability
Current
Option payout	$296
Bonus payout	34
Seller transaction expenses	72
Miscellaneous accrued expenses	174
Total current	$576
Noncurrent
Option payout	$493
Bonus payout	57
Holdback funds	4,875
Total noncurrent	5,425
6,001
Less adjustment to holdback funds due to measurement period adjustment	(209)
Less payments made during the three months ended June 30, 2021	(136)
Less payments made during the three months ended September 30, 2021	(104)
Less payments made during the three months ended December 31, 2021	$(220)
Total acquisition liability	$5,332

In connection with the Acquisition, the Company is to pay an additional amount up to $12.5 million to certain select sellers of CXApp shares (payable in shares of the Parent’s common stock based on a per share price of $84.75, subject to stockholder approval) in contingent earnout payments subject to CXApp meeting certain revenue targets on the one year anniversary of the Acquisition date. (the “Earnout Payment”). The Earnout Payment is subject to and conditioned upon each individual select seller’s continued active

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

employment or service with the Company at the time of the earnout payment date. The Earnout Payment is treated as post-combination compensation expense.

On December 30, 2021, the Company entered into an Amendment to Stock Purchase Agreement (the “Amendment”), with the sellers’ representative, pursuant to which the parties to the Purchase Agreement agreed to (i) amend the amount of the earnout target from $8.3 million to $4.2 million; (ii) amend the duration of the earnout period from the period of the closing date through twelve month anniversary to the closing date to the period from the closing date through December 31, 2021; and (iii) eliminate the sellers’ representative’s right to accelerate the Earnout Payment upon a sale or change of control of the Company.

The Company evaluated the Amendment noting the Amendment accelerated expense related to the Earnout Payment. The Company recorded $6.5 million of this expense for the year ended December 31, 2021 which is included in the General and Administrative costs of the consolidated statements of operations.

The Acquisition is being accounted for as a business combination in accordance with ASC 805 Business Combinations. The Company has determined preliminary fair values of the assets acquired and liabilities assumed in the Acquisition. These values are subject to change as we perform additional reviews of our assumptions utilized.

The Company has made a provisional allocation of the purchase price of the Acquisition to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the preliminary purchase price allocations relating to the Acquisition (in thousands):

Fair
Value
Allocation
Assets acquired:
Cash and cash equivalents	$1,153
Trade and other receivables	1,626
Prepaid expenses and other current assets	68
Property, plant, and equipment	6
Tradename	2,170
Proprietary technology	8,350
Customer relationships	5,020
Non-compete agreements	2,690
Goodwill	15,306
Total assets acquired	$36,389
Liabilities assumed:
Accounts payable	$203
Deferred revenue	1,319
Accrued expenses and other liabilities	116
Deferred tax liability	2,591
Other tax liability, noncurrent	28
Total liabilities assumed	4,257
Estimated fair value of net assets acquired:	$32,132

The value of the intangibles and goodwill were calculated by a third party valuation firm based on projections and financial data provided by management of the Company. The goodwill represents the excess fair value after the allocation to the intangibles. The calculated goodwill is not tax deductible for tax purposes.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Total acquisition-related costs for the Acquisition incurred during the year ended December 31, 2021 was $0.5 million and is included in acquisition-related costs in the Company’s Statements of Operations. The below table details the acquisition-related costs for the Acquisition (in thousands):

Accounting fees	$115
Legal fees	389
Total acquisition costs	$504

Note 7 — Proforma Financial Information

CXApp Proforma Financial Information

The following unaudited proforma financial information presents the consolidated results of operations of the Company and CXApp for the years ended December 31, 2021 and 2020, as if the acquisitions had occurred as of the beginning of the first period presented instead of on April 30, 2021 for CXApp. The proforma information does not necessarily reflect the results of operations that would have occurred had the entities been a single company during those periods.

The proforma financial information for Ten Degrees and Visualix have not been presented as it is deemed immaterial.

The proforma financial information for the Company and CXApp is as follows (in thousands):

	For the Years
	Ended December 31,
	2021	2020
Revenues	$5,846	$8,218
Net loss attributable to common stockholders	$(14,626)	$(42,101)

Note 8 — Inventory

Inventory as of December 31, 2021 and 2020 consisted of the following (in thousands):

	As of
	December 31,
	2021	2020
Finished goods	11	11
Total Inventory	11	11

Note 9 — Property and Equipment, net

Property and equipment as of December 31, 2021 and 2020 consisted of the following (in thousands):

	As of
	December 31,
	2021	2020
Computer and office equipment	$938	$362
Furniture and fixtures	180	41
Leasehold improvements	30	30
Software	26	8
Total	1,174	441
Less: accumulated depreciation and amortization	(943)	(309)
Total Property and Equipment, Net	$231	$132

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Depreciation and amortization expense were approximately $0.1 million and $0.05 million for the years ended December 31, 2021 and 2020, respectively.

Note 10 — Software Development Costs, net

Capitalized software development costs as of December 31, 2021 and 2020 consisted of the following (in thousands):

	As of
	December 31,
	2021	2020
Capitalized software development costs	$2,374	$2,314
Accumulated amortization	(1,726)	(1,468)
Software development costs, net	$648	$846

The weighted average remaining amortization period for the Company’s software development costs is 1.5 years.

Amortization expense for capitalized software development costs was approximately $0.4 million and $0.2 million for the years ended December 31, 2021 and 2020.

Future amortization expense on the computer software is anticipated to be as follows (in thousands):

For the Years Ending December 31,	Amount
2022	$434
2023	174
2024	40
Total	$648

Note 11 — Goodwill and Intangible Assets

The Company has recorded goodwill and other indefinite-lived assets in connection with its acquisition of Locality, Jibestream and CXApp. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of the acquired company, is not amortized. Indefinite-lived intangible assets are stated at fair value as of the date acquired in a business combination. The Company’s goodwill balance and other assets with indefinite lives were evaluated for potential impairment on a reporting unit level during the years ended December 31, 2021 and 2020, as certain indications on a qualitative and quantitative basis were identified that an impairment exists as of the reporting date as of December 31, 2021.

During the year ended December 31, 2021, the Company recognized approximately $11.9 million of goodwill impairment on Locality, Jibestream and CXApp. During the year ended December 31, 2020, the Company did not recognize any goodwill impairment. The Company utilized qualitative factors in determining if the carrying amounts of the Company’s reporting units exceeded the fair value of the Company, and noted that no such factors indicated impairment on any of its goodwill.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The following table summarizes the changes in the carrying amount of Goodwill for the year ended December 31, 2021 (in thousands):

Acquisition	Locality	Jibestream	CXApp	Total
Balance as of January 1, 2020	$672	$1,398	$—	$2,070
Goodwill additions through acquisitions	—	15	—	15
Exchange rate fluctuation at December 31, 2020	—	50	—	50
Balance as of January 1, 2021	$672	$1,463	$—	$2,135
Goodwill additions through acquisitions	—	—	17,432	17,432
Goodwill impairment	(689)	(967)	(10,239)	(11,895)
Valuation Measurement Period Adjustments(A)	—	—	(2,127)	(2,127)
Exchange rate fluctuation at December 31, 2021	17	(16)	—	1
Balance as of December 31, 2021	$—	$480	$5,066	$5,546
(A)	During the fourth quarter of 2021, the Company finalized valuations for of the assets acquired and liabilities assumed related to the second quarter 2021 CXApp acquisition and adjusted provisional amounts as follows:
●	The Company increased the provisional fair value of deferred taxes by $1.9 million with a corresponding decrease to goodwill.
●	The Company finalized the purchase price allocation and working capital balance by $0.2 million, which resulted in a corresponding decrease to goodwill.

Intangible assets at December 31, 2021 and 2020 consisted of the following (in thousands):

	Gross Carrying		Accumulated Amortization
	Amount December 31,		December 31,		Remaining Weighted
	2021	2020	2021	2020	Average Useful Life
Trade Name/Trademarks	$2,183	$—	$(290)	$—	4.37
Customer Relationships	6,493	1,470	(909)	(253)	6.41
Developed Technology	15,479	6,691	(1,909)	(661)	9.42
Non-compete Agreements	3,635	883	(1,214)	(369)	2.48
Totals	$27,790	$9,044	$(4,322)	$(1,283)

Aggregate Amortization Expense:

Aggregate amortization expense for the years ended December 31, 2021 and 2020 were $3.0 million and $0.9 million, respectively.

Future amortization expense on intangibles assets is anticipated to be as follows (in thousands):

For the Years Ending December 31,	Amount
2022	3,897
2023	3,857
2024	3,191
2025	2,862
2026 and thereafter	9,661
Total	$23,468

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Note 12 — Deferred Revenue

Deferred revenue as of December 31, 2021 and 2020 consisted of the following (in thousands):

	As of December 31,
	2021	2020
Deferred Revenue
Maintenance agreements	$2,524	$722
Service agreements	622	146
Total Deferred Revenue	$3,146	$868

The fair value of the deferred revenue approximates the services to be rendered.

Note 13 — Accrued Liabilities

Accrued liabilities as of December 31, 2021 and December 31, 2020 consisted of the following (in thousands):

	As of December 31,
	2021	2020
Accrued compensation and benefits	$7,101	$362
Accrued bonus and commissions	340	250
Accrued other	399	218
Accrued sales and other indirect taxes payable	7	49
	$7,847	$879

Note 14 — Stock Award Plans and Stock-Based Compensation

To calculate the stock-based compensation resulting from the issuance of options and restricted stock Parent uses the Black-Scholes option pricing model, which is affected by Parent’s fair value of its stock price as well as assumptions regarding a number of subjective variables. These variables include, but are not limited to, Parent’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviours.

Employee Stock Options

During the year ended December 31, 2020, a total of 37,910 of stock options for the purchase of Parent’s common stock were granted to employees and consultants of the Company. These options are 100% vested or vest pro-rata over 24, 36 or 48 months, have a life of 10 years and an exercise price between $82.50 and $96.75 per share. The stock options were valued using the Black-Scholes option valuation model and the fair value of the awards was determined to be approximately $1.0 million. The fair value of the common stock as of the grant date was determined to be between $82.50 and $96.75 per share.

During the year ended December 31, 2021, a total of 46,167 of stock options for the purchase of Parent’s common stock were granted to employees and consultants of the Company. These options are 100% vested or vest pro-rata over 12, 24 or 36 months, have a life of 10 years and an exercise price between $77.25 and $137.25 per share. The stock options were valued using the Black-Scholes option valuation model and the fair value of the awards was determined to be approximately $1.5 million. The fair value of the common stock as of the grant date was determined to be between $77.25 and $137.25 per share.

During the year ended December 31, 2021 and 2020, the Company recorded a charge of approximately $0.9 million and $0.6 million, respectively, for the amortization of employee stock options (not including restricted stock awards), which is included in the general and administrative section of the condensed consolidated statement of operations.

As of December 31, 2021, the fair value of non-vested options totaled approximately $1.5 million, which will be amortized to expense over the weighted average remaining term of 0.89 years.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The fair value of each employee option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. Key weighted-average assumptions used to apply this pricing model during the years ended December 31, 2021 and 2020 were as follows:

	For the Years Ended December 31,
	2021	2020
Risk-free interest rate	0.59% – 1.26%	0.33% – 0.35%
Expected life of option grants	5 years	5 years
Expected volatility of underlying stock	37.21% – 38.15%	34.43%
Dividends assumption	$ —	$ —

Restricted Stock Awards

On February 19, 2021, the Company granted 26,000 restricted stock awards to employees of the Company. These stock awards vest either 25% on the Grant Date and 25% on each one year anniversary of Grant Date or 50% on Grant Date and 50% on the one year anniversary. In accordance with the terms of the restricted stock award agreements 4,125 shares of common stock underlying the awards were withheld by the Company in satisfaction of the employee portion of the payroll taxes required to paid in connection with the grant of such awards.

On April 23, 2021, the Company granted 4,598 restricted stock awards to employees of the Company. These stock awards either vest 50% at the 6 months anniversary and 50% on the one year anniversary or over 2 years pro rata every 6 months.

On August 21, 2021, 2,250 of unvested restricted stock award grants were forfeited in connection with the departure of an employee.

On December 23, 2021, 2,038 of restricted stock award grants were forfeited to satisfy the employee portion of the payroll taxes required to be paid in connection with the grant of such awards.

During the years ended December 31, 2021 and 2020 the Company recorded a charge of approximately $3.3 million and — , respectively,for the amortization of vested restricted stock awards.

Note 15 — Income Taxes

The domestic and foreign components of loss before income taxes for the years ended December 31, 2021 and 2020 are as follows (in thousands):

	For the Years Ended December 31,
	2021	2020
Domestic	$(37,909)	$(9,020)
Foreign	(6,593)	(3,974)
Loss from Continuing Operations before Provision for Income Taxes	$(44,502)	$(12,994)

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The income tax provision (benefit) for the years ended December 31, 2021 and 2020 consists of the following (in thousands):

	For the Years
	Ended December 31,
	2021	2020
Foreign
Current	$64	$45
Deferred	314	(1,562)
U.S. federal	—	—
Current	—	—
Deferred	(5,413)	(1,752)
State and local	—	—
Current	2	1
Deferred	(461)	(395)
	(5,494)	(3,663)
Change in valuation allowance	2,967	3,622
Income Tax Benefit	$(2,527)	$(41)

The reconciliation between the U.S. statutory federal income tax rate and the Company’s effective rate for the years ended December 31, 2021 and 2020 is as follows:

	For the Years
	Ended December 31,
	2021	2020
U.S. federal statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	0.82%	2.39%
Incentive stock options	(0.12)%	(0.44)%
162(m) Compensation Limit	(0.32)%	—%
Goodwill impairment loss	(4.83)%	—%
US-Foreign income tax rate difference	0.86%	1.69%
Other permanent items	(1.10)%	0.05%
Provision to return adjustments	(0.33)%	(1.23)%
Deferred only adjustment	(3.64)%	4.73%
Change in valuation allowance	(6.67)%	(27.87)%
Effective Rate	5.67%	0.32%

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

As of December 31, 2021 and 2020, the Company’s deferred tax assets consisted of the effects of temporary differences attributable to the following:

	As of December 31,
(in 000s)	2021	2020
Deferred Tax Asset
Net operating loss carryovers	$14,142	$6,612
Stock based compensation	936	71
Research credits	131	131
Accrued compensation	46	20
Reserves	—	—
Intangibles	—	45
Fixed assets	38	270
Unrealized gain	—	—
Other	400	1,994
Total Deferred Tax Asset	15,693	9,143
Less: valuation allowance	(9,758)	(6,781)
Deferred Tax Asset, Net of Valuation Allowance	$5,935	$2,362

	As of
	December 31,
	2021	2020
Deferred Tax Liabilities
Intangible assets	$(5,396)	$(1,974)
Fixed assets	(16)	—
Other	(152)	(237)
Capitalized research	(112)	(151)
Total deferred tax liabilities	(5,935)	(2,362)
Net Deferred Tax Asset (Liability)	$—	$—

At December 31, 2021, the Company did not have any undistributed earnings of our foreign subsidiaries. As a result, no additional income or withholding taxes have been provided for. The Company does not anticipate any impacts of the global intangible low taxed income (“GILTI”) and base erosion anti-abuse tax (“BEAT) and as such, the Company has not recorded any impact associated with either GILTI or BEAT.

In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company’s NOL carryover is subject to an annual limitation in the event of a change of control, as defined by the regulations. The Company performed an analysis to determine the annual limitation as a result of the changes in ownership that occurred during 2020 and 2021. Based on the Company’s analysis, no ownership changes occurred during 2021. The NOL available to offset future taxable income after 2020 ownership change is approximately $36.8 million. The NOLs were generated after 2017 have an indefinite life and do not expire.

As of December 31, 2021 and 2020, Inpixon Canada, which was acquired on April 18, 2014 as part of the AirPatrol Merger Agreement, had approximately $20.9 million and $16.8 million, respectively, of Canadian NOL carryovers available to offset future taxable income. These NOLs, if not utilized, begin expiring in the year 2023. The NOLs as of December 31, 2021 include Jibestream, which was acquired on August 15, 2019 and amalgamated with Inpixon Canada effective January 1, 2020.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers, whether it is “more likely than not”, that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible.

ASC 740, “Income Taxes” requires that a valuation allowance be established when it is “more likely than not” that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered,

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. After consideration of all the information available, management believes that uncertainty exists with respect to future realization of its deferred tax assets with respect to Inpixon and Inpixon Canada and has therefore established a full valuation allowance as of December 31, 2021 and 2020. As of December 31, 2021 and 2020, the change in valuation allowance was $3.0 million and $3.6 million, respectively.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to file income tax returns in the United States (federal), Canada, India, and in various state jurisdictions in the United States. Based on the Company’s evaluation, it has been concluded that there are no material uncertain tax positions requiring recognition in the Company’s consolidated financial statements for the years ended December 31, 2021 and 2020.

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of income tax expense. There were no amounts accrued for interest or penalties for the years ended December 31, 2021 and 2020. Management does not expect any material changes in its unrecognized tax benefits in the next year.

The Company operates in multiple tax jurisdictions and, in the normal course of business, its tax returns are subject to examination by various taxing authorities. Such examinations may result in future assessments by these taxing authorities. The Company is subject to examination by U.S. tax authorities beginning with the year ended December 31, 2017. In general, the Canadian Revenue Authority may reassess taxes four years from the date the original notice of assessment was issued. The tax years that remain open and subject to Canadian reassessment are 2017 – 2021. The tax years that remain open and subject to India reassessment are tax years beginning March 31, 2016.

On March 27, 2020, the CARES Act was enacted in response to COVID-19 pandemic. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. The CARES Act made various tax law changes including among other things (i) increasing the limitation under Section 163(j) of the Internal Revenue Code of 1986, as amended (the “IRC”) for 2020 to permit additional expensing of interest (ii) enacting a technical correction so that qualified improvement property can be immediately expensed under IRC Section 168(k), (iii) making modifications to the federal net operating loss rules including permitting federal net operating losses incurred in 2018, 2019, and 2020 to be carried back to the five preceding taxable years in order to generate a refund of previously paid income taxes and (iv) enhancing the recoverability of alternative minimum tax credits. The CARES Act did not have a material impact on the Company

Note 16 — Credit Risk, Concentrations, and Segment Reporting

Financial instruments that subject the Company to credit risk consist principally of trade accounts receivable and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, consequently, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. Cash is also maintained at foreign financial institutions for its Canadian subsidiary and its majority-owned India subsidiary. Cash in foreign financial institutions as of December 31, 2021 and 2020 was immaterial. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The following table sets forth the percentages of revenue derived by the Company from those customers, which accounted for at least 10% of revenues during the years ended December 31, 2021 and 2020 (in thousands):

	For the Year		For the Year
	Ended December 31, 2021		Ended December 31, 2020
	$	%	$	%
Customer A	$760	12%	—	—
Customer B	—	—	$347	15%
Customer C	—	—	$219	10%

As of December 31, 2021, Customer A represented approximately 17%, Customer B represented approximately 14%, and Customer C represented approximately 10% of total accounts receivable. As of December 31, 2020, Customer C represented approximately 30%, Customer D represented approximately 19%, and Customer E represented approximately 10% of total accounts receivable.

As of December 31, 2021, two vendors represented approximately 23% of total gross accounts payable. Purchases from these vendors during the year ended December 31, 2021 was $1.0 million. As of December 31, 2020, one vendor represented approximately 12% of total gross accounts payable. Purchases from this vendor during the year ended December 31, 2020 was $0.2 million.

For the year ended December 31, 2021, two vendors represented approximately 53% of total purchases. For the year ended December 31, 2020, three vendors represented approximately of 95% total purchases.

Note 17 — Foreign Operations

The Company’s operations are located primarily in the United States, Canada and India. Revenues by geographic area are attributed by country of domicile of our subsidiaries. The financial data by geographic area are as follows (in thousands):

	United
	States	Canada	India	Eliminations	Total
For the Year Ended December 31, 2021:
Revenues by geographic area	$4,651	$2,638	$1,211	$(2,132)	$6,368
Operating income (loss) by geographic area	$(38,345)	$(6,537)	$295	$3	$(44,584)
Net income (loss) by geographic area	$(35,320)	$(6,882)	$227	$—	$(41,975)
For the Year Ended December 31, 2020:
Revenues by geographic area	$830	$2,570	$997	$(2,133)	$2,264
Operating income (loss) by geographic area	$(9,318)	$(3,963)	$212	$—	$(13,069)
Net income (loss) by geographic area	$(9,022)	$(4,096)	$165	$—	$(12,953)
As of December 31, 2021:
Identifiable assets by geographic area	$89,500	$7,191	$331	$(58,532)	$38,490
Long lived assets by geographic area	$19,033	$5,864	$173	$—	$25,070
Goodwill by geographic area	$5,066	$480	$—	$—	$5,546
As of December 31, 2020:
Identifiable assets by geographic area	$20,763	$9,652	$358	$(17,789)	$12,984
Long lived assets by geographic area	$2,682	$6,775	$266	$—	$9,723
Goodwill by geographic area	$—	$2,135	$—	$—	$2,135

Note 18 — Leases

The Company has operating leases for administrative offices in Canada and India.

The Company has no other operating or financing leases with terms greater than 12 months.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Right-of-use assets is summarized below (in thousands):

	As of	As of
	December 31,	December 31,
	2021	2020
Hyderabad, India Office	359	365
Coquitlam, Canada Office	97	96
Westminster, Canada Office	—	10
Toronto, Canada Office	949	949
Less accumulated amortization	(682)	(436)
Right-of-use asset, net	$723	$984

Lease expense for operating leases recorded in the balance sheet is included in operating costs and expenses and is based on the future minimum lease payments recognized on a straight-line basis over the term of the lease plus any variable lease costs. Operating lease expenses, inclusive of short-term and variable lease expenses, recognized in our consolidated statement of income for the period ended December 31, 2021 and 2020 was $0.6 million and $0.8 million, respectively.

During the years ended December 31, 2021 and 2020 , the Company recorded $0.4 million and $0.5 million, respectively, as rent expense to the right-of-use assets.

Lease liability is summarized below (in thousands):

	As of	As of
	December 31,	December 31,
	2021	2020
Total lease liability	$744	$1,002
Less: short term portion	(213)	(256)
Long term portion	$531	$746

Maturity analysis under the lease agreement is as follows (in thousands):

Year ending December 31, 2022	$263
Year ending December 31, 2023	230
Year ending December 31, 2024	160
Year ending December 31, 2025	146
Year ending December 31, 2026	60
Total	$859
Less: Present value discount	(115)
Lease liability	$744

Operating lease liabilities are based on the net present value of the remaining lease payments over the remaining lease term. In determining the present value of lease payments, the Company used its incremental borrowing rate based on the information available at the date of adoption of Topic 842. As of December 31, 2021, the weighted average remaining lease term is 3.75 and the weighted average discount rate used to determine the operating lease liabilities was 8.0%.

Note 19 Commitments and Contingencies

Litigation

Certain conditions may exist as of the date the consolidated financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

Note 20 — Subsequent Events

On January 8, 2022 a total of 56,800 of stock options for the purchase of the Parent’s common stock were granted to employees, consultants and directors of the Company. These options are 100% vested at grant or vest over 12 or 48 months, have a life of 10 years and an exercise price of $39.75 per share.

On February 19, 2022, 4,254 shares of Parent’s common stock issued in connection with Parent’s restricted stock grants were forfeited for employee taxes.

On March 3, 2022, we entered into a Second Amendment to the CXApp Stock Purchase Agreement with the Sellers’ Representative, pursuant to which the parties agreed that withholding taxes payable by the Sellers, as applicable, in connection with the issuance of the Earnout Shares would be offset up to the aggregate amount payable to such Seller by the Company from the Holdback Amount and the Holdback Amount would be reduced by an equal amount. On March 3, 2022, the Company issued 144,986 shares of the Parent’s Common Stock to the Sellers in connection with the satisfaction of the Earnout Payment.

Agreement and Plan of Merger

On September 25, 2022, Inpixon entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Inpixon, KINS Technology Group Inc., a Delaware corporation (“KINS”), CXApp Holding Corp., a Delaware corporation and newly formed wholly-owned subsidiary of Inpixon (“CXApp” and, together with Inpixon, collectively, the “Companies”), and KINS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KINS (“Merger Sub”), pursuant to which KINS will acquire the Company which consists of Inpixon’s enterprise apps business (including its workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions) (the “Enterprise Apps Business”) in exchange for the issuance of shares of KINS capital stock valued at $69 million (the “Business Combination”).

Immediately prior to the Merger (as defined below) and pursuant to a Separation and Distribution Agreement, dated as of September 25, 2022, among KINS, Inpixon, CXApp and Design Reactor, Inc., a California corporation (“Design Reactor”) (the “Separation and Distribution Agreement”), and other ancillary conveyance documents, Inpixon will, among other things and on the terms and subject to the conditions of the Separation and Distribution Agreement, transfer the Enterprise Apps Business, including certain related subsidiaries of Inpixon, including Design Reactor, to CXApp (the “Reorganization”) and, in connection therewith, will distribute (the “Distribution”) to Inpixon Stockholders and other security holders 100% of the common stock of CXApp, par value $0.00001 (the “CXApp Common Stock”), as further described below.

Immediately following the Distribution, in accordance with and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into CXApp (the “Merger”), with CXApp continuing as the surviving company in the Merger and as a wholly-owned subsidiary of KINS.

The Merger Agreement, along with the Separation and Distribution Agreement and the other transaction documents to be entered into in connection therewith, provides for, among other things, the consummation of the following transactions: (i) Inpixon will transfer the Enterprise Apps Business (the “Separation”) to its wholly-owned subsidiary, CXApp, and contribute $10 million in cash

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(the “Cash Contribution”), (ii) following the Separation, Inpixon will distribute 100% of the shares of CXApp Common Stock to Inpixon Stockholders and other security holders by way of the Distribution and (iii) following the completion of the foregoing transactions and subject to the satisfaction or waiver of certain other conditions set forth in the Merger Agreement, the parties shall consummate the Merger. The Separation, Distribution and Merger are intended to qualify as “tax-free” transactions.

At the time the Business Combination is effected (the “Closing”), the outstanding shares of CXApp Common Stock after the Distribution and immediately prior to the effective time of the Merger will be converted into an aggregate of 6.9 million shares of KINS Common Stock which shall be issued to Inpixon Stockholders, subject to adjustment. Each holder’s aggregate merger consideration will consist of 10% KINS Class A Common Stock and 90% KINS Class C Common Stock (such percentages, in each case, subject to adjustment to comply with the listing requirements set forth under Nasdaq Listing Rule 5505(b)(2) with respect to KINS).

DESIGN REACTOR, INC. AND SUBSIDIARIES

COMBINED CARVE-OUT BALANCE SHEETS

(In thousands)

	As of June 30,	As of December 31,
	2022	2021
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$6,150	$5,028
Accounts receivable, net of allowances of zero and $9, respectively	1,231	1,764
Notes and Other receivables	36	106
Inventory	10	11
Prepaid expenses and other current assets	1,503	889
Total Current Assets	8,930	7,798
Property and equipment, net	215	231
Operating lease right-of-use asset, net	847	723
Software development costs, net	562	648
Intangible assets, net	21,450	23,468
Goodwill	—	5,546
Other assets	53	76
Total Assets	$32,057	$38,490
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$327	$661
Accrued liabilities	2,087	7,847
Operating lease obligation, current	266	213
Income tax liabilities	—	520
Deferred revenue	2,452	3,146
Acquisition liability	3,486	5,113
Total Current Liabilities	8,618	17,500
Long Term Liabilities
Operating lease obligation, noncurrent	602	531
Other liabilities, noncurrent	30	28
Acquisition liability, noncurrent	—	220
Total Liabilities	9,250	18,279
Commitments and Contingencies	—	—
Parent’s Net Equity
Parent’s Net Equity	22,807	$20,211
Total Parent’s Net Equity	22,807	20,211
Total Liabilities and Parent’s Net Equity	$32,057	$38,490

The accompanying notes are an integral part of these financial statements

DESIGN REACTOR, INC. AND SUBSIDIARIES

COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	For the Six Months Ended
	June 30,
	2022	2021
Revenues	$4,731	$2,328
Cost of Revenues	1,129	666
Gross Profit	3,602	1,662
Operating Expenses
Research and development	4,421	2,953
Sales and marketing	2,726	2,251
General and administrative	1,369	9,053
Acquisition-related costs	16	600
Impairment of goodwill	5,540	—
Amortization of intangibles	1,948	1,071
Total Operating Expenses	16,020	15,928
Loss from Operations	(12,418)	(14,266)
Other Income (Expense)
Interest income, net	9	—
Other (expense)/income, net	(234)	470
Total Other Income (Expense)	(225)	470
Loss before Provision for Income Taxes	(12,643)	(13,796)
Income tax (expense)/benefit	(62)	4,368
Net Loss	$(12,705)	$(9,428)

The accompanying notes are an integral part of these financial statements

DESIGN REACTOR, INC. AND SUBSIDIARIES

COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARENT’S NET INVESTMENT

(Unaudited)

(In thousands)

	For the Six Months Ended
	June 30,
	2022	2021
Parent’s net investment, beginning of year	$20,211	$9,346
Net loss	(12,705)	(9,428)
Stock options and restricted stock awards issued to employees and consultants for services	1,002	2,719
Parent’s net equity issued for Visualix acquisition	—	429
Parent’s net equity issued for CXApp acquisition	—	10,000
Parent’s net equity issued for CXApp earnout	3,697	—
Taxes paid on stock based compensation	(104)	(513)
Net investments from parent	10,706	27,040
Parent’s net investment, end of year	$22,807	$39,593

The accompanying notes are an integral part of these financial statements

DESIGN REACTOR, INC. AND SUBSIDIARIES

COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

(In thousands)

	For the Six Months Ended
	June 30,
	2022	2021

	(Unaudited)
Cash Flows Used in Operating Activities
Net loss	$(12,705)	$(9,428)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	310	251
Amortization of intangible assets	1,948	1,071
Amortization of right of use asset	132	155
Stock based compensation	1,002	2,719
Earnout expense valuation benefit	(2,827)	—
Debt extension fee	—	—
Provision for doubtful accounts	—
Unrealized gain on note	172	(495)
Provision for inventory obsolescense	—
Deferred income tax	—	(4,507)
Loss on disposal of property and equipment	—	—
Impairment of goodwill	5,540	—
Other	(371)	284
Changes in operating assets and liabilities:
Accounts receivable and other receivables	599	525
Prepaid expenses and other current assets	(618)	(78)
Other assets	19	(11)
Accounts payable	(332)	(18)
Accrued liabilities	874	2,034
Income tax liabilities	(518)	129
Deferred revenue	(685)	(182)
Operating lease obligation	(131)	(154)
Net Cash Used in Operating Activities	(7,591)	(7,705)
Cash Flows Used in Investing Activities
Purchase of property and equipment	(50)	(60)
Investment in capitalized software	(159)	(179)
Acquisition of CXApp	—	(15,186)
Acquisition of Visualix	—	(61)
Net Cash Used in Investing Activities	(209)	(15,486)
Cash From Financing Activities
Taxes paid related to net share settlement of restricted stock units	(104)	(513)
Equity contribution from parent	10,706	27,040
Repayment of CXApp acquisition liability	(1,846)	(137)
Repayment of acquisition liability to Locality stockholders	—	(500)
Net Cash Provided By Financing Activities	8,756	25,890
Effect of Foreign Exchange Rate on Changes on Cash	166	(29)
Net Increase in Cash and Cash Equivalents	1,122	2,670
Cash and Cash Equivalents – Beginning of period	5,028	180
Cash and Cash Equivalents – End of period	$6,150	$2,850
Supplemental Disclosure of cash flow information:
Cash paid for:
Interest	$1	$1
Income Taxes	$100	$—
Non-cash investing and financing activities
Common shares issued for extinguishment of liability	$—	$—
Right of use asset obtained in exchange for lease liability	$284	$—
Common shares issued for CXApp Earnout Payment	$3,697	$—
Common shares issued for CXApp acquisition	$—	$10,000
Common shares issued for Visualix asset acquisition	$—	$429
Preferred shares converted into common shares	$—	$—

The accompanying notes are an integral part of these financial statements

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

Note 1 — Organization and Nature of Business

Design Reactor, Inc. and Subsidiaries is in the business of delivering intelligent hybrid workplace and event experiences. Our solutions and technologies help organizations create and redefine exceptional workplace experiences with remote and in-person solutions. We leverage our on-device positioning, mapping, analytics and app technologies to achieve higher levels of productivity and performance, increase connectivity, improve worker and employee satisfaction rates and drive a more connected workplace. We have focused our corporate strategy on being the primary provider of the full range of foundational technologies needed in order to offer a comprehensive suite of solutions that create equitable experiences in the workplace and in hybrid events.

Our enterprise apps solutions are used by our customers for a variety of use cases including, but not limited to, employee and visitor experience enhancement through a customer branded app with features such as desk booking, wayfinding and navigation, and the delivery of content to tens of thousands of attendees in hybrid events.

The accompanying combined carve-out financial statements of Design Reactor, Inpixon Canada and select assets, liabilities, revenues and expenses of Inpixon and Inpixon India (collectively the “Company,” “we,” “us” or “our”), show the historical combined carve-out financial position, results of operations, changes in net investment and cash flows of the Company. These combined carve-out financial statements have been derived from the accounting records of Design Reactor, Inpixon Canada, select assets, liabilities, revenues and expenses of Inpixon and Inpixon India (excluding Game Your Game, Active Mind Technology Limited, Inpixon GmbH, Inpixon Limited, IntraNav and Nanotron) on a carve-out basis and should be read in conjunction with the accompanying notes thereto. These combined carve-out financial statements do not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity nor are they indicative of future results of the Company.

The combined carve-out operating results of the Company have been specifically identified based on the Company’s existing divisional organization. The majority of the assets and liabilities of the Company have been identified based on the existing divisional structure. The historical costs and expenses reflected in our financial statements include an allocation for certain corporate and shared service functions. Management believes the assumptions underlying our combined carve-out financial statements are reasonable. Nevertheless, our combined carve-out financial statements may not include all of the actual expenses that would have been incurred had we operated as a standalone company during the periods presented and may not reflect our results of operations, financial position and cash flows had we operated as a standalone company during the periods presented. Actual costs that would have been incurred if we had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. We also may incur additional costs associated with being a standalone, publicly listed company that were not included in the expense allocations and, therefore, would result in additional costs that are not reflected in our historical results of operations, financial position and cash flows.

Note 2 — Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Interim results for the six months ended June 30, 2022 are not necessarily indicative of the results for the full year ending December 31, 2022. These interim unaudited combined carve-out financial statements should be read in conjunction with the Company’s audited combined carve-out statements and notes for the years ended December 31, 2021 and 2020.

On October 4, 2022, the Company’s parent, Inpixon, filed a Certificate of Change with the Secretary of State of Nevada to effect a reverse stock split of the parent’s authorized and issued and outstanding shares of common stock at a ratio of one (1) share of common stock for every seventy five (75) shares of common stock. The combined financial statements and accompanying notes give effect to parent’s 1-for-75 reverse stock split as if it occurred at the first period presented.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

Note 3 — Summary of Significant Accounting Policies

Liquidity

As of June 30, 2022, the Company has a working capital surplus of approximately $0.3 million, and cash of approximately $6.2 million. For the six months ended June 30, 2022, the Company had a net loss of approximately $12.7 million, respectively. During the six months ended June 30, 2022, the Company used approximately $7.6 million of cash for operating activities. As part of the Inpixon (“Parent”) group of companies, the Company is dependent upon parent for all of its working capital and financing requirements as Parent uses a centralized approach to cash management and financing of its operations. Financial transactions relating to the Company are accounted for through the net parent investment account. Accordingly, none of parent’s cash, cash equivalents or debt at the corporate level have been assigned to the Company in the financial statements. Net parent investment represents parent’s interest in the recorded net assets of the Company. All significant transactions between the Company and parent have been included in the accompanying combined financial statements. Transactions with parent are reflected in the accompanying Combined Statements of Changes in Equity as “Net transfers to parent” and in the accompanying Combined Balance Sheets within “Net parent investment.” The income statement of the Company includes revenues and expenses that are specifically identifiable to the Company plus certain allocated corporate overhead or other shared costs based on methodologies that management deems appropriate for the nature of the cost. All significant intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying combined financial statements.

Risks and Uncertainties

The Company cannot assure you that we will ever earn revenues sufficient to support our operations, or that we will ever be profitable. In order to continue our operations, we have supplemented the revenues we earned with funding from our parent. Our business has been impacted by the COVID-19 pandemic and general macroeconomic conditions and may continue to be impacted. While we have been able to continue operations remotely, we have and continue to experience impact in the demand of certain products and delays in certain projects and customer orders either because they require onsite services which could not be performed as a result of compliance with new rules and regulations resulting from the pandemic, customer facilities being partially or fully closed during the pandemic or because of the uncertainty of the customer’s financial position and ability to invest in our technology. Despite these challenges, including a decline in revenue for certain existing product lines, we were able to realize growth in total revenue for the six months ended June 30, 2022 when compared to the six months ended 2021, as a result of the addition of the new product line CXApp during the second quarter of 2021. The total impact that COVID-19 and general macroeconomic conditions may continue to impact our results of operations continues to remain uncertain and there are no assurances that we will be able to continue to experience the same growth or not be materially adversely affected. The Company’s recurring losses and utilization of cash in its operations are indicators of going concern however with the Company’s current liquidity position with the support of Parent, the Company believes it has the ability to mitigate such concerns for a period of at least one year from the date this financial statements were made issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each of the reporting periods. Actual results could differ from those estimates. The Company’s significant estimates consist of:

●	the valuation of stock-based compensation;
●	the valuation of the assets and liabilities acquired of CXApp as described Note 5
●	the allowance for credit losses;
●	the valuation allowance for deferred tax assets; and

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

●	impairment of long-lived assets and goodwill.

Business Combinations

The Company accounts for business combinations under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805 “Business Combinations” using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. All acquisition costs are expensed as incurred. Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date.

Revenue Recognition

The Company recognizes revenue when control is transferred of the promised products or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company derives revenue from software as a service, design and implementation services for its enterprise apps systems, and professional services for work performed in conjunction with its systems.

Hardware and Software Revenue Recognition

For sales of hardware and software products, the Company’s performance obligation is satisfied at a point in time when they are shipped to the customer. This is when the customer has title to the product and the risks and rewards of ownership. The delivery of products to Inpixon’s customers occurs in a variety of ways, including (i) as a physical product shipped from the Company’s warehouse, (ii) via drop-shipment by a third-party vendor, or (iii) via electronic delivery with respect to software licenses. The Company leverages drop-ship arrangements with many of its vendors and suppliers to deliver products to customers without having to physically hold the inventory at its warehouse. In such arrangements, the Company negotiates the sale price with the customer, pays the supplier directly for the product shipped, bears credit risk of collecting payment from its customers and is ultimately responsible for the acceptability of the product and ensuring that such product meets the standards and requirements of the customer. Accordingly, the Company is the principal in the transaction with the customer and records revenue on a gross basis. The Company receives fixed consideration for sales of hardware and software products. The Company’s customers generally pay within 30 to 60 days from the receipt of a customer approved invoice. The Company has elected the practical expedient to expense the costs of obtaining a contract when they are incurred because the amortization period of the asset that otherwise would have been recognized is less than a year.

Software As A Service Revenue Recognition

With respect to sales of the Company’s maintenance, consulting and other service agreements including the Company’s digital advertising and electronic services, customers pay fixed monthly fees in exchange for the Company’s service. The Company’s performance obligation is satisfied over time as the digital advertising and electronic services are provided continuously throughout the service period. The Company recognizes revenue evenly over the service period using a time-based measure because the Company is providing continuous access to its service.

Professional Services Revenue Recognition

The Company’s professional services include milestone, fixed fee and time and materials contracts.

Professional services under milestone contracts are accounted for using the percentage of completion method. As soon as the outcome of a contract can be estimated reliably, contract revenue is recognized in the consolidated statement of operations in proportion to the stage of completion of the contract. Contract costs are expensed as incurred. Contract costs include all amounts that relate directly to the specific contract, are attributable to contract activity, and are specifically chargeable to the customer under the terms of the contract.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

Professional services are also contracted on the fixed fee and time and materials basis. Fixed fees are paid monthly, in phases, or upon acceptance of deliverables. The Company’s time and materials contracts are paid weekly or monthly based on hours worked. Revenue on time and material contracts is recognized based on a fixed hourly rate as direct labor hours are expended. Materials, or other specified direct costs, are reimbursed as actual costs and may include markup. The Company has elected the practical expedient to recognize revenue for the right to invoice because the Company’s right to consideration corresponds directly with the value to the customer of the performance completed to date. For fixed fee contracts including maintenance service provided by in house personnel, the Company recognizes revenue evenly over the service period using a time-based measure because the Company is providing continuous service. Because the Company’s contracts have an expected duration of one year or less, the Company has elected the practical expedient in ASC 606-10-50-14(a) to not disclose information about its remaining performance obligations. Anticipated losses are recognized as soon as they become known. For the three months ended June 30, 2022 and 2021, the Company did not incur any such losses. These amounts are based on known and estimated factors.

License Revenue Recognition

The Company enters into contracts with its customers whereby it grants a non-exclusive on-premise license for the use of its proprietary software. The contracts may also provide for yearly on-going maintenance services for a specified price, which includes maintenance services, designated support, and enhancements, upgrades and improvements to the software (the “Maintenance Services”), depending on the contract. Licenses for on-premises software provide the customer with a right to use the software as it exists when made available to the customer. All software provides customers with the same functionality and differ mainly in the duration over which the customer benefits from the software.

The timing of the Company’s revenue recognition related to the licensing revenue stream is dependent on whether the software licensing agreement entered into represents a good or service. Software that relies on an entity’s IP and is delivered only through a hosting arrangement, where the customer cannot take possession of the software, is a service. A software arrangement that is provided through an access code or key represents the transfer of a good. Licenses for on-premises software represents a good and provide the customer with a right to use the software as it exists when made available to the customer. Customers may purchase perpetual licenses or subscribe to licenses, which provide customers with the same functionality and differ mainly in the duration over which the customer benefits from the software. Revenue from distinct on-premises licenses is recognized upfront at the point in time when the software is made available to the customer.

Renewals or extensions of licenses are evaluated as distinct licenses (i.e., a distinct good or service), and revenue attributed to the distinct good or service cannot be recognized until (1) the entity provides the distinct license (or makes the license available) to the customer and (2) the customer is able to use and benefit from the distinct license. Renewal contracts are not combined with original contracts, and, as a result, the renewal right is evaluated in the same manner as all other additional rights granted after the initial contract. The revenue is not recognized until the customer can begin to use and benefit from the license, which is typically at the beginning of the license renewal period. Therefore, the Company recognizes revenue resulting from renewal of licensed software at a point in time, specifically, at the beginning of the license renewal period.

The Company recognizes revenue related to Maintenance Services evenly over the service period using a time-based measure because the Company is providing continuous service and the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the services are performed.

Contract Balances

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. The Company had deferred revenue of approximately $2.5 million and $3.1 million as of June 30, 2022 and December 31, 2021, respectively, related to cash received in advance for product maintenance services and professional services provided by the Company’s technical staff. The Company expects to satisfy its remaining performance obligations for these maintenance services and professional services, and recognize the deferred revenue and related contract costs over the next twelve months.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

Stock-Based Compensation

The Company accounts for options granted to employees by the Parent by measuring the cost of services received in exchange for the award of equity instruments based upon the fair value of the award on the date of grant. The fair value of that award is then ratably recognized as an expense over the period during which the recipient is required to provide services in exchange for that award.

Options and warrants granted to consultants and other non-employees by the Parent are recorded at fair value as of the grant date and subsequently adjusted to fair value at the end of each reporting period until such options and warrants vest, and the fair value of such instruments, as adjusted, is expensed over the related vesting period.

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. The fair value of the award is measured on the grant date and recognized over the period services are required to be provided in exchange for the award, usually the vesting period. Forfeitures of unvested stock options are recorded when they occur.

The Company incurred stock-based compensation charges of approximately $1.0 million and $2.7 million for the six months ended June 30, 2022 and 2021, respectively, which are included in general and administrative expenses. Stock-based compensation charges are related to employee compensation and related benefits.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, investments in equity securities, short-term investment, accounts receivable, notes receivable, accounts payable, and short-term debt. Company determines the estimated fair value of such financial instruments presented in these financial statements using available market information and appropriate methodologies. These financial instruments, except for short-term debt and investments in equity securities, are stated at their respective historical carrying amounts, which approximate fair value due to their short-term nature. Investments in equity securities are marked to market based on the respective publicly quoted market prices of the equity securities adjusted for liquidity, as necessary. Short-term debt approximates market value based on similar terms available to the Company in the market place.

Recently Issued and Adopted Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2020-06”). ASU 2020-06 reduces the number of models used to account for convertible instruments, amends diluted EPS calculations for convertible instruments, and amends the requirements for a contract (or embedded derivative) that is potentially settled in an entity’s own shares to be classified in equity. The amendments add certain disclosure requirements to increase transparency and decision-usefulness about a convertible instrument’s terms and features. Under the amendment, the Company must use the if-converted method for including convertible instruments in diluted EPS as opposed to the treasury stock method. ASU 2020-06 is effective for annual reporting periods beginning after December 15, 2023 for smaller reporting companies as defined by the SEC. Early adoption is allowed under the standard with either a modified retrospective or full retrospective method. The Company early adopted ASU 2020-06 on January 1, 2022 using the modified retrospective method. As a result of Management’s evaluation, the adoption of ASU 2020-06 did not have a material impact on the consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, “Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity Classified Written Call Options’“ (“ASU 2021-04”), which introduces a new way for companies to account for warrants either as stock compensation or derivatives. Under the new guidance, if the modification does not change the instrument’s classification as equity, the company accounts for the modification as an exchange of the original instrument for a new instrument. In general, if the fair value of the “new” instrument is greater than the fair value of the “original” instrument, the excess is recognized based on the substance of the transaction, as if the issuer has paid cash. The effective date of the standard is for interim and annual reporting periods beginning after December 15, 2021 for all entities, and early adoption is permitted. The Company adopted ASU 2021-04 on January 1, 2022. As a result of Management’s evaluation, the adoption of ASU 2021-04 did not have a material impact on the consolidated financial statements.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

In October 2021, the FASB issued ASU 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”), which addresses diversity in practice related to the accounting for revenue contracts with customers acquired in a business combination. Under the new guidance, the acquirer is required to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The effective date of the standard is for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2021-08 on January 1, 2022. As a result of Management’s evaluation, the adoption of ASU 2021-08 did not have a material impact on the consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832)” (“ASU 2021-10”), which provides guidance on disclosing government assistance. Under the new guidance, the Company is required to including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on the entity’s financial statements. The effective date of the standard is for annual periods beginning after December 15, 2021. The Company adopted ASU 2021-10 on January 1, 2022. As a result of Management’s evaluation, the adoption of ASU 2021-10 did not have a material impact on the consolidated financial statements.

Note 4 — Disaggregation of Revenue

Disaggregation of Revenue

The Company recognizes revenue when control is transferred of the promised products or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company derives revenue from software as a service, design and implementation services for its enterprise apps systems, and professional services for work performed in conjunction with its systems. Revenues consisted of the following (in thousands):

	For the Six Months Ended
	June 30,
	2022	2021
Recurring revenue
Hardware	$—	$—
Software	2,621	1,057
Professional services	—
Total recurring revenue	$2,621	$1,057
Non-recurring revenue
Hardware	$1	$13
Software	—	—
Professional services	2,109	1,258
Total non-recurring revenue	$2,110	$1,271
Total Revenue	$4,731	$2,328

	For the Six Months Ended June 30,
	2022	2021
Revenue recognized at a point in time(1)	$1	$13
Revenue recognized over time(2)(3)	4,730	2,315
Total	$4,731	$2,328
(1)	Hardware and Software’s performance obligation is satisfied at a point in time where when they are shipped to the customer.
(2)

Professional services are also contracted on the fixed fee and time and materials basis. Fixed fees are paid monthly, in phases, or upon acceptance of deliverables. The Company has elected the practical expedient to recognize revenue for the right to invoice because the Company’s right to consideration corresponds directly with the value to the customer of the performance completed to date, in which revenue is recognized over time.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(3)

Software As A Service Revenue’s performance obligation is satisfied evenly over the service period using a time-based measure because the Company is providing continuous access to its service and service is recognized overtime.

Note 5 — CXApp Acquisition

On March 3, 2022, we entered into a Second Amendment to that certain Stock Purchase Agreement, dated as of April 30, 2021 (the CXApp Stock Purchase Agreement”), by and among the Company, Design Reactor, Inc. (the “CXApp”) and the holders of the outstanding capital stock of CXApp (the “Sellers”) with the Sellers’ Representative (as defined in the CXApp Stock Purchase Agreement), pursuant to which the parties agreed that withholding taxes payable by certain of the Sellers, as applicable, in connection with the issuance of the Earnout Shares (as defined in the CXApp Purchase Agreement) would be offset up to the aggregate amount payable to such Seller by the Company from the Holdback Amount (as defined in the CXApp Purchase Agreement) and the Holdback Amount would be reduced by an equal amount. On March 3, 2022, the Company issued 144,986 shares of the Parent’s common stock to the Sellers in connection with the satisfaction of the Earnout Payment (as defined in the CXApp Purchase Agreement). The fair market value of the Earnout Shares issued was lower than the fair market value of the Earnout Shares as of December 31, 2021, and therefore the Company recorded a benefit of $2.8 million for the six months ended June 30, 2022, which is included in the General and Administrative costs of the condensed consolidated statements of operations.

Note 6 — Proforma Financial Information

CXApp Proforma Financial Information

The following unaudited proforma financial information presents the consolidated results of operations of the Company and the CXApp for six months ended June 30, 2021, as if the acquisition had occurred as of the beginning of the first period presented instead of on April 30, 2021. The proforma information does not necessarily reflect the results of operations that would have occurred had the entities been a single company during those periods.

The proforma financial information for Visualix has not been presented as it is deemed immaterial.

The proforma financial information for the Company and the CXApp is as follows (in thousands):

For the Six Months Ended
June 30, 2021
Revenues	$4,178
Net income (loss) attributable to common stockholders	$(10,068)

Note 7 — Goodwill and Intangibles

Goodwill:

The following table summarizes the changes in the carrying amount of Goodwill for the six months ended June 30, 2022 (in thousands):

				Exchange
		Goodwill	Valuation	rate
		additions	Measurement	fluctuations
	Balance as of	through	Period	as of June 30,	Balance as of
Acquisitions	January 1, 2022	acquisitions	Adjustments	2022	June 30, 2022
Jibestream	480	—	(474)	(6)	—
CXApp	5,066	—	(5,066)	—	—
Total	$5,546	$—	$(5,540)	(6)	$—

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

The Company reviews goodwill for impairment on a reporting unit basis on December 31 of each year and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The Company’s goodwill balance and other assets with indefinite lives were evaluated for potential goodwill impairment on a reporting unit basis during the period ended June 30, 2022 as certain indications on a qualitative and a quantitative basis were identified that an impairment exists as of the reporting date primarily from a sustained decrease in the Parent’s stock price.

The Company utilized a mix of both the income and market approaches in determining the fair value of the reporting units. The Company noted that 50% weight was attributed to the income approach and 50% was attributed to the market approach. During the period ended June 30, 2022, the Company recognized approximately $5.5 million of goodwill impairment on Jibestream, and CXApp. As of June 30, 2022, the Company’s cumulative goodwill impairment charges were approximately $17.4 million of goodwill impairment on Locality, Jibestream and CXApp.

Intangibles assets at June 30, 2022 and December 31, 2021 consisted of the following (in thousands):

			Accumulated Amortization		Remaining
	Gross Carrying Amount		Amount		Weighted
	June 30,	December 31,	June 30,	December 31,	Average Useful
	2022	2021	2022	2021	Life
Trade Name/Trademarks	2,183	2,183	(507)	(290)	3.87
Customer Relationships	6,471	6,493	(1,348)	(909)	5.92
Developed Technology	15,408	15,479	(2,674)	(1,909)	8.95
Non-compete Agreements	3,150	3,636	(1,233)	(1,215)	1.99
Totals	$27,212	$27,791	$(5,762)	$(4,323)

Amortization Expense:

Amortization expense for the six months ended June 30, 2022 and 2021 was approximately $1.9 million and $1.1 million, respectively.

Future amortization expense on intangibles assets is anticipated to be as follows (in thousands):

Amount
December 31, 2022 (for 6 months)	$1,945
December 31, 2023	3,850
December 31, 2024	3,184
December 31, 2025	2,855
December 31, 2026 and thereafter	9,616
$21,450

Note 8 — Inventory

Inventory as of June 30, 2022 and December 31, 2021 consisted of the following (in thousands):

	As of June 30,	As of December 31,
	2022	2021
Finished goods	$10	$11
Total Inventory	$10	$11

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

Note 9 — Accrued Liabilities

Accrued liabilities as of June 30, 2022 and December 31, 2021 consisted of the following (in thousands):

	As of June 30,	As of December 31,
	2022	2021
Accrued compensation and benefits	$659	$7,101
Accrued bonus and commissions	447	340
Accrued other	490	399
Accrued sales and other indirect taxes payable	491	7
	$2,087	$7,847

Note 10 — Stock Award Plans and Stock-Based Compensation

To calculate the stock-based compensation resulting from the issuance of options and restricted stock Parent uses the Black-Scholes option pricing model, which is affected by Parent’s fair value of its stock price as well as assumptions regarding a number of subjective variables. These variables include, but are not limited to, Parent’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviours.

Employee Stock Options

During the six months ended June 30, 2021, a total of 15,400 of stock options for the purchase of common stock of the Parent were granted to employees and consultants of the Company. These options are 100% vested or vest pro-rata over 12, 24 or 36 months, have a life of ten years and an exercise price of $137.25 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the awards was determined to be approximately $0.7 million. The fair value of the common stock as of the grant date was determined to be $137.25 per share.

During the six months ended June 30, 2022, a total of 56,800 of stock options for the purchase of common stock of the Parent were granted to employees and consultants of the Company. These options are 100% vested or vest pro-rata over 12 or 48 months, have a life of ten years and an exercise price of $39.75 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the awards was determined to be approximately $0.8 million. The fair value of the common stock as of the grant date was determined to be $39.75 per share.

During the six months ended June 30, 2022 and 2021, the Company recorded a charge for the amortization of stock options of approximately $0.7 million and $0.4 million, respectively, which is included in the general and administrative section of the condensed consolidated statement of operations.

As of June 30, 2022, the fair value of non-vested stock options totaled approximately $1.3 million, which will be amortized to expense over the weighted average remaining term of 0.77 years.

The fair value of each employee option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. Key weighted-average assumptions used to apply this pricing model during six months ended June 30, 2022 were as follows:

For the Six Months Ended
June 30, 2022
Risk-free interest rate	1.50%
Expected life of option grants	5 years
Expected volatility of underlying stock	37.24%
Dividends assumption	—

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

Restricted Stock Awards

On February 19, 2021, 26,000 restricted stock awards were granted by the Parent to employees of the Company. These stock awards vest either 25% on the grant date and 25% on each one year anniversary of the grant date or 50% on the grant date and 50% on the one year anniversary. In accordance with the terms of the restricted stock award agreements 4,125 shares of common stock underlying the awards were withheld by the Company in satisfaction of the employee portion of the payroll taxes required to paid in connection with the grant of such awards.

On April 23, 2021, the Company granted 4,598 restricted stock awards to employees of the Company. These stock awards either vest 50% at the 6 months anniversary and 50% on the one year anniversary or over 2 years pro rata every 6 months.

On August 21, 2021, 2,250 of unvested restricted stock award grants were forfeited in connection with the departure of an employee.

On February 19, 2022, 4,254 restricted stock grants were forfeited for employee taxes.

During the six months ended June 30, 2022 and 2021, the Company recorded a charge of $0.3 million and $2.3 million, respectively, for the amortization of vested restricted stock awards.

Note 11 — Income Taxes

There is an income tax expense of approximately $0.1 million and an income tax benefit of $4.4 million for the six months ended June 30, 2022 and 2021, respectively. The income tax benefit relates primarily to the release of valuation allowance attributable to acquired intangible assets from CXApp. The Company’s effective tax rate varies from the statutory rate as a result of state taxes and release of valuation allowance.

Note 12 — Credit Risk and Concentrations

Financial instruments that subject the Company to credit risk consist principally of trade accounts receivable and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, consequently, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. Cash is also maintained at foreign financial institutions for its Canadian subsidiary and its majority-owned India subsidiary. Cash in foreign financial institutions as of June 30, 2022 and December 31, 2021 was immaterial. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

The following table sets forth the percentages of revenue derived by the Company from those customers, which accounted for at least 10% of revenues during the six months ended June 30, 2022 and 2021 (in thousands):

	For the Six Months Ended		For the Six Months Ended
	June 30, 2022		June 30, 2021
	$ %		$ %
Customer A	665	14%	—	—%

As of June 30, 2022, two customers represented approximately 33% of total accounts receivable. As of June 30, 2021, there were three customers represented approximately 46% of total accounts receivable.

As of June 30, 2022, two vendors represented approximately 41% of total gross accounts payable. Purchases from these vendors during the six months ended June 30, 2022 was approximately $0.6 million. As of June 30, 2021, two vendors represented

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

approximately 35% of total gross accounts payable. Purchases from these vendors during the six months ended June 30, 2021 was approximately $0.9 million.

For the six months ended June 30, 2022, one vendors represented approximately 33% of total purchases. For the six months ended June 30, 2021, there were no vendor that exceeded 10% of total purchases.

Note 13 — Foreign Operations

The Company’s operations are located primarily in the United States, Canada, India, Germany, Ireland, Philippines, and the United Kingdom. Revenues by geographic area are attributed by country of domicile of our subsidiaries. The financial data by geographic area are as follows (in thousands):

	United States	Canada	India	Philippines	Eliminations	Total
For the Six months ended June 30, 2022:
Revenues by geographic area	$3,885	$1,217	$414	$—	$(785)	$4,731
Operating (loss) income by geographic area	$(9,360)	$(3,075)	$43	$(26)	$—	$(12,418)
Net (loss) income by geographic area	$(9,082)	$(3,599)	$4	$(28)	$—	$(12,705)
For the Six Months Ended June 30, 2021:
Revenues by geographic area	$1,076	$1,252	$—	$—	$—	$2,328
Operating (loss) income by geographic area	$(11,797)	$(2,465)	$(4)	$—	$—	$(14,266)
Net (loss) income by geographic area	$(7,223)	$(2,189)	$(16)	$—	$—	$(9,428)
As of June 30, 2022:
Identifiable assets by geographic area	$86,802	$5,924	$329	$253	$(61,251)	$32,057
Long lived assets by geographic area	$17,302	$5,401	$138	$232	$—	$23,074
Goodwill by geographic area	$—	$—	$—	$—	$—	$—
As of December 31, 2021:
Identifiable assets by geographic area	$89,500	$7,191	$331	$—	$(58,532)	$38,490
Long lived assets by geographic area	$19,033	$5,864	$173	$—	$—	$25,070
Goodwill by geographic area	$5,066	$480	$—	$—	$—	$5,546

Note 14 — Leases

The Company has operating leases for administrative offices in Canada, India, and the Philippines.

The Company entered into two new operating leases for its administrative office in Hyderabad, India and Manila, Philippines. The Hyderabad, India and Manila, Philippines office lease expires on March 25, 2025 and May 14, 2025, respectively.

The Company has no other operating or financing leases with terms greater than 12 months.

Right-of-use assets are summarized below (in thousands):

	As of June 30,	As of December 31,
	2022	2021
Hyderabad, India Office	358	359
Coquitlam, Canada Office	95	97
Toronto, Canada Office	593	949
Manila, Philippines Office	250	—
Less accumulated amortization	(449)	(682)
Right-of-use asset, net	$847	$723

Lease expense for operating leases recorded in the balance sheet is included in operating costs and expenses and is based on the future minimum lease payments recognized on a straight-line basis over the term of the lease plus any variable lease costs. Operating

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

lease expenses, inclusive of short-term and variable lease expenses, recognized in our consolidated statement of income for the six months ended June 30, 2022 and 2021 was $0.3 million and $0.3 million, respectively.

Lease liability is summarized below (in thousands):

	As of June 30,	As of December 31,
	2022	2021
Total lease liability	$868	$744
Less: short term portion	(266)	(213)
Long term portion	$602	$531

Maturity analysis under the lease agreement is as follows (in thousands):

Year ending December 31, 2022	$172
Year ending December 31, 2023	323
Year ending December 31, 2024	256
Year ending December 31, 2025	176
Year ending December 31, 2026	60
Total	$987
Less: Present value discount	(119)
Lease liability	$868

Operating lease liabilities are based on the net present value of the remaining lease payments over the remaining lease term. In determining the present value of lease payments, the Company used its incremental borrowing rate based on the information available at the date of adoption of ASC 842, Leases (“ASC 842”). As of June 30, 2022, the weighted average remaining lease term is 3.24 years and the weighted average discount rate used to determine the operating lease liabilities was 7.7%.

Note 15 — Commitments and Contingencies

Litigation

Certain conditions may exist as of the date the consolidated financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

DESIGN REACTOR, INC. AND SUBSIDIARIES

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

Note 16 — Subsequent Events

On September 25, 2022, Inpixon entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Inpixon, KINS Technology Group Inc., a Delaware corporation (“KINS”), CXApp Holding Corp., a Delaware corporation and newly formed wholly-owned subsidiary of Inpixon (“CXApp” and, together with Inpixon, collectively, the “Companies”), and KINS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KINS (“Merger Sub”), pursuant to which KINS will acquire the Company which consists of Inpixon’s enterprise apps business (including its workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions) (the “Enterprise Apps Business”) in exchange for the issuance of shares of KINS capital stock valued at $69 million (the “Business Combination”).

Immediately prior to the Merger (as defined below) and pursuant to a Separation and Distribution Agreement, dated as of September 25, 2022, among KINS, Inpixon, CXApp and Design Reactor, Inc., a California corporation (“Design Reactor”) (the “Separation and Distribution Agreement”), and other ancillary conveyance documents, Inpixon will, among other things and on the terms and subject to the conditions of the Separation and Distribution Agreement, transfer the Enterprise Apps Business, including certain related subsidiaries of Inpixon, including Design Reactor, to CXApp (the “Reorganization”) and, in connection therewith, will distribute (the “Distribution”) to Inpixon Stockholders and other security holders 100% of the common stock of CXApp, par value $0.00001 (the “CXApp Common Stock”), as further described below.

Immediately following the Distribution, in accordance with and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into CXApp (the “Merger”), with CXApp continuing as the surviving company in the Merger and as a wholly-owned subsidiary of KINS.

The Merger Agreement, along with the Separation and Distribution Agreement and the other transaction documents to be entered into in connection therewith, provides for, among other things, the consummation of the following transactions: (i) Inpixon will transfer the Enterprise Apps Business (the “Separation”) to its wholly-owned subsidiary, CXApp, and contribute $10 million in cash (the “Cash Contribution”), (ii) following the Separation, Inpixon will distribute 100% of the shares of CXApp Common Stock to Inpixon Stockholders and other security holders by way of the Distribution and (iii) following the completion of the foregoing transactions and subject to the satisfaction or waiver of certain other conditions set forth in the Merger Agreement, the parties shall consummate the Merger. The Separation, Distribution and Merger are intended to qualify as “tax-free” transactions.

At the time the Business Combination is effected (the “Closing”), the outstanding shares of CXApp Common Stock after the Distribution and immediately prior to the effective time of the Merger will be converted into an aggregate of 6.9 million shares of KINS Common Stock which shall be issued to Inpixon Stockholders, subject to adjustment. Each holder’s aggregate merger consideration will consist of 10% KINS Class A Common Stock and 90% KINS Class C Common Stock (such percentages, in each case, subject to adjustment to comply with the listing requirements set forth under Nasdaq Listing Rule 5505(b)(2) with respect to KINS).

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

KINS TECHNOLOGY GROUP INC.,

KINS MERGER SUB INC.,

INPIXON,

and

CXAPP HOLDING CORP.

dated as of September 25, 2022

A-i

A-ii

A-iii

Page
Section 11.17.	Non-Survival of Representations, Warranties and Covenants	A-59
Section 11.18.	Conflicts and Privilege	A-59

Exhibits

Exhibit A   Separation and Distribution Agreement

Exhibit B   Form of Tax Matters Agreement

Exhibit C   Form of Transition Services Agreement

A-iv

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of September 25, 2022 (this “Agreement”), is made and entered into by and among KINS Technology Group Inc., a Delaware corporation (“Acquiror”), KINS Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of Acquiror (“Merger Sub”), Inpixon, a Nevada corporation (“Inpixon”) and CXApp Holding Corp., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Delaware corporation and incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly formed, wholly-owned, direct subsidiary of Acquiror and was formed for the sole purpose of the Merger (as defined below);

WHEREAS, the Company is a wholly-owned, direct Subsidiary of Inpixon;

WHEREAS, contemporaneously with the execution of this Agreement, Inpixon, the Company and Acquiror are entering into the Separation and Distribution Agreement, pursuant to which Inpixon will, upon the terms and conditions set forth therein and in accordance with the Internal Reorganization, separate the Enterprise Apps Business such that, after giving effect to the Separation (as defined in the Separation and Distribution Agreement), the Enterprise Apps Business will be held by the Company and the Company Subsidiaries (each foregoing capitalized term as defined below);

WHEREAS, upon the terms and subject to the conditions set forth in the Separation and Distribution Agreement, on the Distribution Date (as defined below), Inpixon will distribute all of the shares of Company Common Stock (as defined below) to the Inpixon security holders without consideration on a pro rata basis as set forth in the Separation and Distribution Agreement (the “Distribution”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (“DGCL”), following the Distribution, at the Effective Time, (x) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly-owned subsidiary of Acquiror (the “Merger”); (y) Acquiror shall file a certificate of incorporation with the Secretary of State of Delaware and adopt bylaws (each of which shall be in such form and of substance as mutually agreed to by Acquiror and the Company) and (z) Acquiror will change its name to “CXApp”;

WHEREAS, upon the Effective Time, all shares of the Company’s Capital Stock (as defined below) will be converted into the right to receive the Aggregate Merger Consideration (as defined below) as set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and the other documents to which the Company is a party contemplated hereby, (b) approved the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby, and (c) recommended the adoption and approval of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby by the Company’s stockholders;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, within one (1) hour following execution and delivery of this Agreement, Inpixon, as the sole stockholder of the Company, shall have executed and delivered to Acquiror a written consent, pursuant to which Inpixon adopts this Agreement and approves the Merger and the other transactions in accordance with Section 228 and Section 251 of the DGCL;

WHEREAS, each of the Boards of Directors of Acquiror and Merger Sub has (a) determined that it is in the best interests of Acquiror and Merger Sub, and their respective stockholders, as applicable, and declared it advisable, to enter into this Agreement and the other documents to which Acquiror or Merger Sub is a party contemplated hereby, (b) approved the execution, delivery and performance by Acquiror or Merger Sub, as applicable, of this Agreement and the other documents to which Acquiror or Merger Sub is a party contemplated hereby and the transactions contemplated hereby and thereby, and (c) recommended the adoption and approval of this Agreement and the other documents to which Acquiror or Merger Sub is a party contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Stockholders and the sole stockholder of Merger Sub, as applicable;

WHEREAS, Acquiror, as the sole stockholder of Merger Sub, has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Acquiror shall provide an opportunity to its stockholders to have their outstanding shares of Acquiror Class A Common Stock (as defined below) redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents (as defined below) in connection with obtaining the Acquiror Stockholder Approval (as defined below);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, KINS Capital, LLC, a Delaware limited liability company (the “Sponsor”) and certain other transferees of the Acquiror Class B Common Stock held by the Sponsor, have executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor and such other parties have agreed to, among other things, (i) vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby, (ii) recapitalize its shares of Acquiror Class B Common Stock into shares of Acquiror Class A Common Stock to ensure that the Inpixon stockholders initially own at least 50% of the capital stock of Acquiror immediately following the Closing (subject to certain limitations set forth in the Sponsor Support Agreement), and (iii) amend that certain Letter Agreement, dated as of December 14, 2020, by and among the Sponsor and Acquiror to lockup Sponsor’s shares of Acquiror Class A Common Stock for a period ending on the earlier of (i) 180 days following the Closing or (ii) if the last reported sale price of the Acquiror Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing; and

WHEREAS, the Bylaws of the Acquiror following the Closing shall provide that the Company Stockholders (together with any permitted transferees) may not transfer any shares of Acquiror Class C Common Stock received as consideration pursuant to the Merger, for a period ending on the earlier of (i) 180 days following the Closing or (ii) if the last reported sale price of the Acquiror Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1.   Definitions.   As used herein, the following terms shall have the following meanings:

“Accounts Receivable” means all payments or amounts received or accrued by the Business Entities related to the Enterprise Apps Business at any time up to and until the Effective Time relating to current accounts receivable.

“Acquired Company Employee” means any individual employed by the Company or any of the Company Subsidiaries.

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Class A Common Stock” means Class A common stock, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Common Stock” means Class B common stock, par value $0.0001 per share, of Acquiror.

“Acquiror Class C Common Stock” means Class C common stock, par value $0.0001 per share, of Acquiror.

“Acquiror Common Stock” means Acquiror Class A Common Stock, Acquiror Class B Common Stock and Acquiror Class C Common Stock.

“Acquiror Cure Period” has the meaning specified in Section 10.1(g).

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.

“Acquiror Financial Statements” has the meaning specified in Section 5.6(d).

“Acquiror Incentive Plan Proposal” has the meaning specified in Section 8.2(b)(iii).

“Acquiror Indemnified Parties” has the meaning specified in Section 7.6(a).

“Acquiror Private Placement Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) issued to the Sponsor.

“Acquiror Proxy Statement” has the meaning specified in Section 8.2(a)(i).

“Acquiror Proxy Statement/Prospectus” has the meaning specified in Section 8.2(a)(i).

“Acquiror Public Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of Acquiror’s initial public offering.

“Acquiror Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Acquiror Registration Statement Securities.

“Acquiror Registration Statement Securities” has the meaning specified in Section 8.2(a)(i).

“Acquiror SEC Filings” has the meaning specified in Section 5.5.

“Acquiror Securities” has the meaning specified in Section 5.12(a).

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Common Stock to redeem all or a portion of the shares of Acquiror Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Transaction Proposals.

“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.

“Acquiror Stockholder Approval” means the approval of those Transaction Proposals identified in Section 8.2(b)(ii), at an Acquiror Stockholders’ Meeting duly called by the Board of Directors of Acquiror and held for such purpose.

“Acquiror Stockholders” means the stockholders of Acquiror as of immediately prior to the Effective Time.

“Acquiror Stockholders’ Meeting” has the meaning specified in Section 8.2(b).

“Acquiror Termination Fee” has the meaning specified in Section 10.3.

“Acquiror Transaction Expenses” has the meaning specified in Section 11.6.

“Acquiror Warrants” means the Acquiror Public Warrants and the Acquiror Private Placement Warrants.

“Acquisition Proposal” means, with respect to the Business Entities, other than the transactions contemplated hereby, and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of any assets of the Enterprise Apps Business, the Company or any of the Company Subsidiaries or (ii) any class of equity or voting securities of the Company any of the Company Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning any class of equity or voting securities of the Company or any of the Company Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of the Enterprise Apps Business, the Company or any of the Company Subsidiaries.

“Action” means any claim, charge, action, suit, audit, examination, assessment, arbitration, mediation or any proceeding, investigation, inquiry, subpoena or request for information, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliate Agreements” has the meaning specified in Section 4.13(a)(vi).

“Aggregate Merger Consideration” means the Class A Merger Consideration and the Class C Merger Consideration.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 10.1(e).

“Amendment Proposal” has the meaning specified in Section 8.2(b)(iii).

“Ancillary Agreements” has the meaning specified in Section 11.10.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Anti-Money Laundering Laws” means all applicable laws, regulations, administrative orders, and decrees concerning or relating to the prevention of money laundering or countering the financing of terrorism, including, without limitation, the Currency and Financial Transactions Reporting Act of 1970, as amended by the USA PATRIOT Act of 2001, which legislative framework is commonly referred to as the “Bank Secrecy Act,” and the rules and regulations thereunder.

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third-party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Audited Financial Statements” has the meaning specified in Section 4.9(a).

“Available Acquiror Cash” has the meaning specified in Section 9.3(c).

“Base Purchase Price” means (i) $69,000,000, plus (ii) the Working Capital Adjustment Amount (which may be a negative), plus (iii) the Closing Company Adjusted Cash (which may be a negative), less (iii) the Closing Company Indebtedness.

“BCA Proposal” has the meaning specified in Section 8.2(b)(iii).

“Benefit Plan” has the meaning specified in Section 4.14(a).

“Business Combination” has the meaning set forth in Article II of Acquiror’s Governing Documents as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Business Entities” means (i) Inpixon and its Subsidiaries (other than the Company or the Company Subsidiaries), in each case, only with respect to the Enterprise Apps Business and (ii) the Company or the Company Subsidiaries.

“Business Employee” means each individual who is (i) employed by the Business Entities (other than an Acquired Company Employee) and (ii) an Acquired Company Employee.

“Business Independent Contractor” means any independent contractor currently engaged by Inpixon or its Affiliates (other than the Company and the Company Subsidiaries) in connection with or related to, the Enterprise Apps Business.

“Certain Current Liabilities” means the sum of (i) accounts payable (excluding Company Transaction Expenses), plus (ii) accrued liabilities (including payroll but excluding vacation accruals and Company Transaction Expenses), in each case, of the Business Entities related to the Enterprise Apps Business estimated as of the Effective Time (and following the Distribution), including those current liabilities described in Schedule 1.1(51)(ii) to the Separation and Distribution Agreement.

“Class A Merger Consideration” means a number of shares of Acquiror Class A Common Stock equal to the quotient obtained by dividing (i) 10% (subject to adjustment to comply with the listing requirements set forth under Nasdaq Listing Rule 5505(b)(2) with respect to Acquiror) of the Base Purchase Price, by (ii) $10.00.

“Class C Merger Consideration” means a number of shares of Acquiror Class C Common Stock equal to the quotient obtained by dividing (i) 90% (subject to adjustment to comply with the listing requirements set forth under Nasdaq Listing Rule 5505(b)(2) with respect to Acquiror) of the Base Purchase Price, by (ii) $10.00.

“Closing” has the meaning specified in Section 2.3(a).

“Closing Company Adjusted Cash” means an amount (which may be negative) equal to (i) all unrestricted cash and cash equivalents held by the Company and the Company Subsidiaries immediately prior to the Closing, minus (ii) $10,000,000.

“Closing Company Indebtedness” means all Indebtedness of the Company and the Company Subsidiaries following the Distribution and immediately prior to the Closing (but excluding (i) any Indebtedness incurred by the Company or the Company Subsidiaries to enable Acquiror to satisfy its condition to the Closing set forth in Section 9.3(c), (ii) any Indebtedness of the Company or the Company Subsidiaries, which immediately prior to or at the time of the Closing, will automatically convert into shares of capital stock of the Company or the Company Subsidiaries, as applicable), (iii) any Indebtedness in respect of the principal and interest components of capitalized lease obligations under GAAP set forth on the Financial Statements as of the date of this Agreement and (iv) any other Indebtedness incurred by the Company or the Company Subsidiaries with Acquiror’s prior written approval).

“Closing Date” has the meaning specified in Section 2.3(a).

“Closing Statement” has the meaning specified in Section 2.8.

“Closing Working Capital” means an estimate of the Working Capital as of the Effective Time (following the Distribution), calculated on a consolidated basis consistent with the example calculation set forth in Section 1.1 of the Company Disclosure Letter.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the Preamble hereto.

“Company Capital Stock” means the shares of the Company Common Stock and any shares of any other class of common or preferred stock whether now or hereafter authorized, having the right to participate in the distribution of earnings and assets of the Company.

“Company Common Stock” means the shares of common stock, par value $0.00001 per share, of the Company.

“Company Cure Period” has the meaning specified in Section 10.1(e).

“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Company Organization), the first and second sentences of Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.6 (Capitalization of the Company), Section 4.7 (Capitalization of Subsidiaries) and Section 4.17 (Brokers’ Fees).

“Company Group” has the meaning specified in Section 11.18(b).

“Company Indemnified Parties” has the meaning specified in Section 7.6(a).

“Company IP” shall mean the Intellectual Property owned or purported to be owned by the Business Entities and used in the operation of the Enterprise Apps Business, including all Intellectual Property owned or purported to be owned by the Business Entities in the Company Products.

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Business Entities, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the Company to consummate the Merger; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the Enterprise Apps Business to meet any projections or forecasts (provided that this clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), or (g) any Events generally applicable to the industries or markets in which the Business Entities operate (including increases in the cost of products, supplies, materials or other goods purchased from third-party suppliers); provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Business Entities, taken as a whole, relative to similarly situated companies in the industry in which the Business Entities conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Business Entities, taken as a whole, relative to similarly situated companies in the industry in which the Business Entities conduct their respective operations.

“Company Products” means each and all (a) products made commercially available, marketed, distributed, supported, sold or licensed out by or on behalf of Inpixon or its Affiliates, with respect to the Enterprise Apps Business, and (b) services offered, made commercially available, marketed, delivered or provided by Inpixon or its Affiliates, with respect to the Enterprise Apps Business.

“Company Registered IP” has the meaning specified in Section 4.22(a).

“Company Registration Statement” has the meaning specified in Section 8.2(c).

“Company Stockholder Approval” means the approval of this Agreement and the transactions contemplated hereby, including the Merger and the transactions contemplated thereby, by the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Capital Stock voting as a single class and on an as-converted basis, in each case, pursuant to the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.

“Company Stockholder Written Consent” has the meaning specified in the Recitals.

“Company Subsidiaries” means each direct or indirect Subsidiary of the Company, after giving effect to the Internal Reorganization.

“Company Systems” means all computer, mobile and information technology systems, platforms and networks owned, licensed, used or held for use by Inpixon or its Affiliates, for or on behalf of the Business Entities, including software, firmware, hardware, record keeping, data processing, telecommunications networks, network equipment, websites, interfaces, platforms, peripherals, computer systems, together with data and information contained therein or transmitted thereby, and documentation relating to any of the foregoing.

“Company Termination Fee” has the meaning specified in Section 10.3.

“Company Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by the Company or any Company Subsidiary to any Person other than Inpixon or its Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby (including pursuant to any Ancillary Agreement), including all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers.

“Confidentiality Agreement” has the meaning specified in Section 11.10.

“Constituent Corporations” has the meaning specified in Section 2.1(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“Contribution Agreement” means that certain Contribution Agreement, by and among Inpixon, the Company and Design Reactor, Inc. as amended or modified from time to time.

“D&O Indemnified Parties” has the meaning specified in Section 7.6(a).

“DGCL” has the meaning specified in the Recitals hereto.

“Director Proposal” has the meaning specified in Section 8.2(b)(ii).

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Dissenting Shares” has the meaning specified in Section 3.4.

“Distribution Documents” has the meaning specified in Section 8.2(c)(ii).

“Dollars” or “$” means lawful money of the United States.

“Effective Time” has the meaning specified in Section 2.3(b).

“Employee Matters Agreement” has the meaning specified in Section 6.5.

“Enterprise Apps Business” means (i) the software-as-a-service app and mapping platforms which enable corporate enterprise organizations to provide a custom-branded, location-aware employee app focused on enhancing the workplace experience and hosting virtual and hybrid events, (ii) the augmented reality, computer vision, localization, navigation, mapping, and 3D reconstruction technologies, and (iii) each business conducted by the Company and the Company Subsidiaries.

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“ERISA” has the meaning specified in Section 4.14(a).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2(a).

“Exchange Ratio” means the quotient obtained by dividing (a) the number of shares of Acquiror Common Stock constituting the Aggregate Merger Consideration, by (b) the number of shares of Company Capital Stock (on an as converted to Company Common Stock basis) outstanding following the Distribution and immediately prior to the Effective Time.

“Export Approvals” has the meaning specified in Section 4.27(a).

“Extension” has the meaning specified in Section 8.6.

“Extension Amount” has the meaning specified in Section 8.6.

“Financial Statements” has the meaning specified in Section 4.9(a).

“Financing Transaction” has the meaning specified in Section 8.7.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and bylaws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (including any self-regulatory agency), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, or arbitrator or arbitral body.

“Governmental Authorization” has the meaning specified in Section 4.5.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, (vii) per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), and (viii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes,” (g) the Stock Purchase Agreement, dated as of April 30, 2021, among Inpixon, Design Reactor, Inc., and the other sellers thereto (to the extent payable by any of the Company or the Company Subsidiaries), (h) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (h), and (i) all Indebtedness of another Person referred to in clauses (a) through (h) above guaranteed directly or indirectly, jointly or severally.

“Inpixon SEC Filings” has the meaning specified in Section 4.8.

“Intellectual Property” means any rights in or to any intellectual property, throughout the world, including all U.S. and foreign: (i) patents and patent applications (including all continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof); (ii) registered and unregistered trademarks, trade names, logos, designs, symbols, slogans, hashtags, taglines, brands, product names, corporate names, service marks, trade dress, rights to social media accounts, and other indicia of source, origin or quality, and pending applications therefor, and internet domain names, together with the goodwill of the Company associated with any of the foregoing; (iii) registered and unregistered copyrights, and applications for registration of copyright, moral rights and works of authorship; (iv) proprietary rights in software (whether in source code, object code or other form), databases and compilations or collections of data; (v) proprietary rights in trade secrets, inventions, ideas, know-how, algorithms, processes, technical information, drawings, designs, design protocols, specifications for parts and devices, quality assurance and control procedures, design tools, manuals and other confidential information; (vi) rights of publicity, privacy rights and data protection rights; (vii) the goodwill of the business symbolized or represented by any of the foregoing, customer lists and other proprietary information and common-law rights; and (viii) all applications and registrations for the foregoing.

“Intended Tax Treatment” has the meaning specified in Section 8.4(a).

“Interim Period” has the meaning specified in Section 6.1.

“Internal Reorganization” has the meaning specified the Separation and Distribution Agreement.

“International Trade Laws” means all applicable Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 5.6(a).

“KINS Group” has the meaning specified in Section 11.18(a).

“KINS IPO Prospectus” has the meaning specified in Section 11.1.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Business Entities or related to the Enterprise Apps Business.

“Legal Proceedings” has the meaning specified in Section 4.11.

“Letter of Transmittal” has the meaning specified in Section 3.2(b).

“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, adverse claim, options, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“Merger” has the meaning specified in the Recitals hereto.

“Merger Certificate” has the meaning specified in Section 2.1(a).

“Merger Sub” has the meaning specified in the Preamble hereto.

“Merger Sub Capital Stock” means the shares of the common stock, par value $0.0001 per share, of Merger Sub.

“Modification in Recommendation” has the meaning specified in Section 8.2(b)(ii).

“MSK” has the meaning specified in Section 11.18(b).

“MSK Privileged Communications” has the meaning specified in Section 11.18(b).

“Multiemployer Plan” has the meaning specified in Section 4.14(c).

“Nasdaq” has the meaning specified in Section 5.6(c).

“Nasdaq Proposal” has the meaning specified in Section 8.2(b)(ii).

“Non-Redemption Transaction” has the meaning specified in Section 8.7.

“Offer Documents” has the meaning specified in Section 8.2(a)(i).

“Open Source License” means any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License.

“Open Source Obligations” means any obligations that software (or any portion thereof) owned by the Company or any of the Company Subsidiaries (i) be made available or distributed in source code form, (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow such software to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be redistributed, hosted or otherwise made available at no or nominal charge.

“Open Source Software” means any software subject to an Open Source License.

“Owned Real Property” means all real property owned in fee simple by the Business Entities, together with all buildings, structures, facilities, fixtures and other improvements thereon and all easements, licenses and interests therein.

“PCAOB Financial Statements” has the meaning specified in Section 6.3(a).

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and delinquent or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, restrictions and other similar charges or encumbrances that do not materially impair the value or materially interfere with the present use of the Owned Real Property or Leased Real Property related thereto, (iv) non-exclusive licenses of Intellectual Property, and (v) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Information” means any information defined as “personal data,” “personally identifiable information,” “personal information” or similar term under any applicable Law.

“Privacy Laws” has the meaning specified in Section 4.23(a).

“Privacy Obligations” has the meaning specified in Section 4.23(a).

“Q3 2022 Financial Statements” has the meaning specified in Section 6.3(a).

“Real Property Leases” has the meaning specified in Section 4.21(b)(ii).

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce Bureau of Industry and Security, or the United States Department of State; (b) Her Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“SEC Statement” has the meaning specified in Section 1.2(e).

“Securities Act” means the Securities Act of 1933, as amended.

“Skadden” has the meaning specified in Section 11.18(a).

“Skadden Privileged Communications” has the meaning specified in Section 11.18(a).

“Sponsor” has the meaning specified in the Recitals.

“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, the other parties listed on Schedule I of the Sponsor Support Agreement, Acquiror and the Company, as amended or modified from time to time.

“Stockholder Notice” has the meaning specified in Section 8.2(d).

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Surviving Corporation” has the meaning specified in Section 2.1(b).

“Target Closing Working Capital” means $0.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, assessments, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(g).

“Terminating Company Breach” has the meaning specified in Section 10.1(e).

“Title IV Plan” has the meaning specified in Section 4.14(c).

“Top Customers” has the meaning specified in Section 4.29(a).

“Top Vendors” has the meaning specified in Section 4.29(c).

“Transaction Proposals” has the meaning specified in Section 8.2(b)(ii).

“Transfer Taxes” means all transfer, documentary, sales, use, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes and fees, including any penalties and interest thereon, that are required to be paid under tax Laws in connection with the transactions contemplated by this Agreement.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Treasury Share” has the meaning specified in Section 3.1(a).

“Trust Account” has the meaning specified in Section 11.1.

“Trust Agreement” has the meaning specified in Section 5.8.

“Trustee” has the meaning specified in Section 5.8.

“Unaudited Financial Statements” has the meaning specified in Section 4.9(a).

“Unpaid Transaction Expenses” has the meaning specified in Section 2.4(c).

“Warrant Agreement” means the Warrant Agreement, dated as of December 14, 2020, between Acquiror and Continental Stock Transfer & Trust Company.

“Working Capital” means, as of any given date or time, Accounts Receivable minus Certain Current Liabilities, in each case, as of such date or time.

“Working Capital Adjustment Amount” means (a) if the Closing Working Capital exceeds the Target Closing Working Capital, then the amount by which such excess exceeds $300,000 or (b) if the Closing Working Capital is less than the Target Closing Working Capital, then the amount by which such deficit exceeds $300,000, in each case, if applicable; provided, however, that any amount which is calculated pursuant to clause (b) above shall be deemed to be a negative.

“Working Capital Loans” means any loan made to Acquiror by (i) any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination or (ii) any of the Business Entities or any of their respective Affiliates in connection with an Extension.

Section 1.2.   Construction.

(a)   Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article,” “Exhibit” or “Section” refer to the specified Article, Exhibit or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)   Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(f)   Except as otherwise specifically provided herein, to the extent this Agreement refers to information or documents having been “made available” (or words of similar import) by or on behalf of one or more parties to another party hereto, such obligation shall be deemed satisfied if (i) such one or more parties hereto or a Person acting on its behalf made such information or document available (or delivered or provided such information or document) in the electronic data room hosted by Egnyte and labeled “INPX Diligence Data for KINS” prior to 9:00 a.m. Eastern time on the date that is two (2) full Business Days prior to the date of this Agreement or (ii) such information or document is publicly available prior to 9:00 a.m. Eastern time on the date that is two (2) full Business Days prior to the date of this Agreement in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC and not subject to any redactions or omissions.

(g)   The parties to this Agreement agree and acknowledge that they have been represented by counsel during, and have participated jointly in, the negotiation, drafting and execution of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties to this Agreement, and the parties to this Agreement irrevocably waive the application of any Law, holding or rule of construction favoring or disfavoring any party to this Agreement by virtue of the authorship of any provision of this Agreement.

(e)   Notwithstanding anything to the contrary herein, no representation or warranty by Acquiror in this Agreement shall apply to any statement or information in the Acquiror SEC Filings that relates to the topics referenced in the SEC’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued on April 12, 2021 or to other accounting matters related to initial public offering securities or expenses as to which the SEC or the Acquiror’s audit firm has issued, adopted, recommended in writing (with such recommendation being directed to the Acquiror, in the case of the Acquiror’s audit firm) or implemented (with such implementation relating to the Acquiror, in the case of the Acquiror’s audit firm) a statement, guidance, interpretation or change in presentation after the date Acquiror’s initial public offering (collectively, the “SEC Statement”), nor shall any correction, amendment or restatement of Acquiror Financial Statements due wholly or in part to the SEC Statement, nor any other effects that relate to or arise out of, or are in connection with or in response to, the SEC Statement or any changes in accounting or disclosure related thereto, be deemed to be a breach of any representation or warranty by Acquiror. Each of Inpixon and the Company acknowledges and agrees that Acquiror continues to review the SEC Statement and its implications, including on the financial statements and other information included in the Acquiror SEC Filings, and any restatement, revision or other modification of the Acquiror SEC Filings relating to or arising from such SEC Statement, shall be deemed not material and not to have or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror to consummate the transactions contemplated by this Agreement, for purposes of this Agreement.

Section 1.3.   Knowledge.   As used herein, (i) the phrase “to the knowledge” of the Company shall mean the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, after reasonable inquiry of direct reports responsible for the applicable subject matter.

ARTICLE II

THE MERGER; CLOSING

Section 2.1.   The Merger.

(a)   Upon the terms and subject to the conditions set forth in this Agreement, Acquiror, Merger Sub, Inpixon and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the Merger. The Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Merger (as so filed, the “Merger Certificate”), executed by the Constituent Corporations in accordance with the relevant provisions of the DGCL, such Merger to be effective as of the Effective Time.

(b)   Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly-owned subsidiary of Acquiror.

Section 2.2.   Effects of the Merger.   At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of a Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

Section 2.3.   Closing; Effective Time.

(a)   In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall be effected by the exchange of signatures by electronic transmission, or, if such exchange is not practicable, shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Suite 1400, Palo Alto, CA 94301, at 7:00 a.m. (local time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than the Distribution and those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

(b)   Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, the parties shall cause the Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Merger Certificate (the “Effective Time”).

Section 2.4.   Closing Deliverables.

(a)   At the Closing, Inpixon or the Company, as applicable, will deliver or cause to be delivered:

(i)   to Acquiror, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, (A) the Internal Reorganization and the Distribution have been completed in accordance with the terms of the Ancillary Agreements and (B) to the knowledge and belief of such officer, the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled;

(ii)   to Acquiror, the written resignations of all of the directors of the Company (other than any such Persons identified as initial directors of the Surviving Corporation, in accordance with Section 2.6), effective as of the Effective Time; and

(iii)   to Acquiror, a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(b)   At the Closing, Acquiror will deliver or cause to be delivered:

(i)   to the Exchange Agent, the Aggregate Merger Consideration for further distribution to the Company’s stockholders pursuant to Section 3.2;

(ii)   to the Company, a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled; and

(iii)   to the Company, the written resignations of all of the directors and officers of Acquiror and Merger Sub (other than those Persons identified as the initial directors and officers, respectively, of Acquiror after the Effective Time, in accordance with the provisions of Section 2.6 and Section 7.5), effective as of the Effective Time.

(c)   On the Closing Date, concurrently with the Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, (i) all accrued Transaction Expenses of Acquiror and those incurred, accrued, paid or payable by Acquiror’s Affiliates on Acquiror’s behalf (which shall include any outstanding amounts under any Working Capital Loans) as set forth on a written statement to be delivered to the Company not less than two (2) Business Days prior to the Closing Date and (ii) all accrued and unpaid Company Transaction Expenses (“Unpaid Transaction Expenses”) as set forth on the Closing Statement; provided, that any Unpaid Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of the Company Subsidiaries shall be paid or cause to be paid by the Acquiror to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.

Section 2.5.   Governing Documents.

(a)   At the Effective Time, by virtue of the Merger, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to read the same as the certificate of incorporation and bylaws of Merger Sub, respectively, as in effect immediately prior to the Effective Time, until thereafter supplemented or amended in accordance with their respective terms and the DGCL.

(b)   The certificate of incorporation and bylaws of Acquiror as of immediately prior to the Effective Time (each of which shall be in such form and of substance as mutually agreed to by Acquiror and the Company), shall be the certificate of incorporation and bylaws of Acquiror from and after the Effective Time, until thereafter amended as provided therein and under the DGCL.

Section 2.6.   Directors and Officers.

(a)   (i) The officers of the Company as of immediately prior to the Effective Time, shall be the officers of the Surviving Corporation from and after the Effective Time, and (ii) the directors of Acquiror as of immediately after the Effective Time, shall be the directors of the Surviving Corporation from and after the Effective Time, in each case, each to hold office in accordance with the Governing Documents of the Surviving Corporation.

(b)   The parties shall take all actions necessary to ensure that, from and after the Effective Time, the Persons identified as the initial post-Closing directors and officers of Acquiror in accordance with the provisions of Section 7.5 shall be the directors and officers (and in the case of such officers, holding such positions as are set forth on Section 2.6(b) of the Company Disclosure Letter), respectively, of Acquiror, each to hold office in accordance with the Governing Documents of Acquiror.

Section 2.7.   Closing Calculations.   No later than two (2) Business Days prior to the Closing Date, Inpixon and the Company shall deliver to Acquiror a statement (the “Closing Statement”) setting forth Inpixon’s and Company’s good faith estimate of: (i) the

Closing Company Adjusted Cash; (ii) the Closing Company Indebtedness; (iii) the Working Capital Adjustment Amount; and (iv) the Unpaid Transaction Expenses, together with (x) instructions that list the applicable bank accounts designated to facilitate payment by Acquiror of the Unpaid Transaction Expenses and (y) reasonable supporting documentation used by Inpixon and the Company in calculating such amounts, including with respect to the Unpaid Transaction Expenses, invoices or similar documentation accounting for such costs. Acquiror and its representatives shall have a reasonable opportunity to review and discuss with Inpixon and the Company and its representatives the documentation provided in connection with the delivery of the Closing Statement. Inpixon, the Company and the Company Subsidiaries shall reasonably assist Acquiror and its representatives in its review of such documentation and shall consider in good faith Acquiror’s comments to the Closing Statement, and if any adjustments are made to the Closing Statement prior to the Closing, such adjusted Closing Statement shall thereafter become the Closing Statement for purposes of this Agreement.

ARTICLE III

EFFECTS OF THE MERGER ON THE COMPANY CAPITAL STOCK

Section 3.1.   Conversion of Securities.

(a)   At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Capital Stock, (i) each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time, (ii) any shares of Company Common Stock held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger and shall not constitute “Company Capital Stock” hereunder (each such share, a “Treasury Share”), and (iii) any shares of Company Capital Stock held by stockholders of the Company who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL, shall be canceled and converted into the right to receive the applicable portion of the Aggregate Merger Consideration as determined pursuant to Section 3.1(c).

(b)   At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of Merger Sub Capital Stock, shall be converted into a share of common stock, par value $0.0001 of the Surviving Corporation.

(c)   Each holder of shares of Company Capital Stock as of immediately prior to the Effective Time (other than in respect of (x) Treasury Shares and (y) Dissenting Shares) shall be entitled to receive:

(i)   a portion of the aggregate Class A Merger Consideration equal to (i) the Exchange Ratio, multiplied by (ii) the number of shares of Company Common Stock held by such holder as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share; and

(ii)   a portion of the aggregate Class C Merger Consideration equal to (i) the Exchange Ratio, multiplied by (ii) the number of shares of Company Common Stock held by such holder as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share.

(d)   Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Common Stock shall be issued in the Merger.

Section 3.2.   Exchange Procedures.

(a)   Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Merger Consideration to the Company’s stockholders. At or before the Effective Time, Acquiror shall deposit with the Exchange Agent the number of shares of Acquiror Common Stock equal to the portion of the Aggregate Merger Consideration to be paid in shares of Acquiror Common Stock. Pursuant to Section 3.2 of the Separation and Distribution Agreement, the Exchange Agent shall hold, for the account of the relevant Company stockholders, book-entry shares representing all of the outstanding shares of Company Common Stock distributed in the Distribution.

(b)   Reasonably promptly after the Effective Time, Acquiror shall send or shall cause the Exchange Agent to send, to each record holder of shares of Company Capital Stock as of immediately prior to the Effective Time, whose shares of Company Capital Stock were converted pursuant to Section 3.1(a) into the right to receive a portion of the Aggregate Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).

(c)   Each holder of shares of Company Capital Stock that have been converted into the right to receive a portion of the Aggregate Merger Consideration, pursuant to Section 3.1(a), shall be entitled to receive such portion of the Aggregate Merger Consideration, upon receipt by the Exchange Agent of an “agent’s message” (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), or a duly completed and validly executed Letter of Transmittal, as applicable, and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(d)   Promptly following the date that is one (1) year after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of shares of Company Capital Stock as of immediately prior to the Effective Time that has not exchanged such shares of Company Capital Stock for an applicable portion of the Aggregate Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the Effective Time, may transfer such shares of Company Capital Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, Inpixon, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.3.   Withholding.   Notwithstanding any other provision of this Agreement, Acquiror, Merger Sub and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes as are required to be deducted and withheld from such amount under the Code or any other applicable Law (as determined by the party so deducting and withholding). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (i) timely remitted to the appropriate Governmental Authority and (ii) to the extent duly remitted, treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.4.   Dissenting Shares.   Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Shares) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised and demanded appraisal of such shares pursuant to, and complies in all respects with Section 262 of the DGCL (such shares of Company Capital Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Capital Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Aggregate Merger Consideration in accordance with Section 3.1 without interest thereon, upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Capital Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand. Except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF INPIXON AND THE COMPANY

Except (i) as set forth in any Inpixon SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Inpixon SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.6, Section 4.7 and Section 4.16), or (ii) as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV), in each case, each of Inpixon and the Company, jointly and severally, represent and warrant to Acquiror and Merger Sub as follows:

Section 4.1.   Company Organization.   Each of Inpixon and the Company has been duly formed or organized and is validly existing in good standing under the Laws of its jurisdiction of incorporation or organization, and has the requisite company or corporate power, as applicable, and authority to own, use, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of each of Inpixon and the Company, as amended to the date of this Agreement and as previously made available by or on behalf of each of Inpixon and the Company to Acquiror, are true, correct and complete. Each of Inpixon and the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership, leasing, use or operation of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the Business Entities, taken as a whole.

Section 4.2.   Subsidiaries.   A complete list of each Company Subsidiary and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Company Subsidiaries have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease, use or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. Each Company Subsidiary is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership, leasing, use or operation of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the Business Entities, taken as a whole.

Section 4.3.   Due Authorization.

(a)   Other than the Company Stockholder Approval, each of Inpixon and the Company has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which each of Inpixon and the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of each of Inpixon and the Company, and no other company or corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other documents to which each of Inpixon and the Company is a party contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which each of Inpixon and the Company is a party contemplated hereby will be, duly and validly executed and delivered by each of Inpixon and the Company and this Agreement constitutes, and on or prior to the Closing, the other documents to which each of Inpixon and the Company is a party contemplated hereby will constitute, a legal, valid and binding obligation of each of Inpixon and the Company, enforceable against each of Inpixon and the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)   On or prior to the date of this Agreement, (i) the Board of Directors of each of Inpixon and the Company has duly adopted resolutions (A) determining that it is in the best interests of each of Inpixon and the Company and its stockholders, and declaring advisable, to enter into this Agreement and the other documents to which each of Inpixon and the Company is a party contemplated hereby, and (B) approving the execution, delivery and performance by each of Inpixon and the Company of this Agreement and the other documents to which each of Inpixon and the Company is a party contemplated hereby and the transactions contemplated hereby and thereby and (ii) the Board of Directors of the Company has duly adopted resolutions recommending the adoption and approval of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby by the Company’s stockholders. No other corporate action is required on the part of Inpixon, the Company or any of their respective stockholders to enter into this Agreement or the documents to which Inpixon or the Company is a party contemplated hereby or to approve the Merger other than the Company

Stockholder Approval. The Company Stockholder Approval will be duly and validly obtained in accordance with applicable Law (including the DGCL) and the Governing Documents of the Company upon the execution and delivery of the Company Stockholder Written Consent pursuant to the terms of this Agreement, and, when delivered, the Company Stockholder Written Consent will constitute the Company Stockholder Approval.

Section 4.4.   No Conflict.   Subject to the provision of notices and receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by each of Inpixon and the Company of this Agreement and the documents to which each of Inpixon and the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of Inpixon, the Company, or any of the Company Subsidiaries, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law, Permit or Governmental Order applicable to Inpixon, the Company, or any of the Company Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right (including any incremental loss of rights) or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Real Property Lease or Contract of the type described in Section 4.12(a) to which Inpixon, the Company, or any of the Company Subsidiaries is a party or by which Inpixon, the Company or any of the Company Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Inpixon, the Company, or any of the Company Subsidiaries, including, without limitation, any Leased Real Property, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Inpixon and the Company to enter into and perform their obligations under this Agreement or (ii) be material to the Business Entities, taken as a whole.

Section 4.5.   Governmental Authorities; Consents.   Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of Inpixon, the Company, or the Company Subsidiaries with respect to either Inpixon’s or the Company’s execution or delivery of this Agreement or the consummation by Inpixon or the Company of the transactions contemplated hereby, except for (i) the applicable requirements of any antitrust or competition Laws; (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Inpixon or the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby and (iii) the filing of the Merger Certificate in accordance with the DGCL.

Section 4.6.   Capitalization of the Company.

(a)   As of the date of this Agreement, the authorized capital stock of the Company consists of (x) 500,000,000 shares of Company Common Stock, of which 1,000 shares are issued and outstanding as of the date of this Agreement, and there are no other authorized equity interests of the Company that are issued and outstanding. All of the issued and outstanding shares of Company Common Stock (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens.

(b)   The Company has not granted any outstanding subscriptions, stock options, stock appreciation rights, restricted stock, restricted stock units, other equity or equity-based awards, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Common Stock, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Capital Stock.

Section 4.7.   Capitalization of Subsidiaries.

(a)   The outstanding shares of capital stock or equity interests of each of the Company Subsidiaries (i) have been duly authorized and validly issued, are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of each such Company Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Company Subsidiary or any Contract to which each such Company Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens.

(b)   Except as set forth on Section 4.7(b) of the Company Disclosure Letter, immediately upon completion of the Internal Reorganization, the Company will own of record and beneficially all the issued and outstanding shares of capital stock or equity interests of each of the Company Subsidiaries, free and clear of any Liens other than Permitted Liens.

(c)   Except as set forth on Section 4.7(c) of the Company Disclosure Letter or and as contemplated by the Internal Reorganization, there are no outstanding subscriptions, stock options, stock appreciation rights, restricted stock, restricted stock units, other equity or equity-based awards, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of any of the Company Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Company Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

Section 4.8.   Inpixon SEC Filings.   Inpixon has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since January 1, 2022, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Inpixon SEC Filings”). Each of the Inpixon SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Inpixon SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Inpixon SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Inpixon SEC Filings. To the knowledge of the Company, none of the Inpixon SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 4.9.   Financial Statements.

(a)   Attached as Section 4.9(a) of the Company Disclosure Letter are: (i) true and complete copies of the unaudited combined carve-out balance sheets of the Company and the Company Subsidiaries as of December 31, 2021 and as of December 31, 2020, and the related unaudited combined carve-out statements of operations and cash flows of the Company and the Company Subsidiaries for each of the years then ended (collectively, the “Unaudited Annual Financial Statements”), and (ii) unaudited combined carve-out balance sheets as of June 30, 2022 and December 31, 2021, the unaudited combined carve-out statements of operations for the six month periods ended June 30, 2022 and June 30, 2021, the unaudited combined carve-out statements of changes in Inpixon’s net investment for the six month periods ended June 30, 2022 and 2021 and the unaudited combined carve-out statements of cash flows for the six month periods ended June 30, 2022 and 2021 (the “Unaudited Financial Statements,” and together with the Unaudited Annual Financial Statements, the PCAOB Financial Statements and the Q3 2022 Financial Statements (if delivered pursuant to Section 6.3(b), the “Financial Statements”).

(b)   Except as set forth in Section 4.9(b) of the Company Disclosure Letter, the Financial Statements (i) fairly present, in all material respects, the combined financial position of the Company and its combined Subsidiaries, as at the respective dates thereof, and the combined results of their operations, their combined incomes, and their combined cash flows for the respective periods then ended (subject, in the case of the Unaudited Financial Statements and the Q3 2022 Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Unaudited Financial Statements and the Q3 2022 Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its combined Subsidiaries and (iv) solely with respect to the PCAOB Financial Statements, when delivered by the Company for inclusion in the Acquiror Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.3, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof; provided, that the Financial Statements are qualified by the fact that (y) the Enterprise Apps Business has not operated on a separate standalone basis and has historically been reported within Inpixon’s combined financial statements, and (z) the Financial Statements assume certain allocated expenses, which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Enterprise Apps Business would incur on a standalone basis, including after the Closing. The Financial Statements were prepared based on the accrual basis of accounting consistently applied by Inpixon during the periods involved and were derived from the financial reporting systems and the combined financial statements of Inpixon, which combined financial statements were prepared in accordance with GAAP.

(c)   None of the Business Entities nor any independent auditor of the Business Entities has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by any of the Business Entities, (ii) any fraud, whether or not material, that involves the management or other employees of the Business Entities who have a role in the preparation of financial statements or the internal accounting controls utilized by any of the Business Entities or (iii) in writing, any claim or allegation regarding any of the foregoing.

Section 4.10.   Undisclosed Liabilities.   Except as set forth on Section 4.10 of the Company Disclosure Letter, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, any of the Business Entities (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, consistent with past practice, of the Company and the Company Subsidiaries, (c) that will be discharged or paid off prior to or at the Closing or (d) that, individually or in the aggregate, would not reasonably be expected to be material to the Business Entities, taken as a whole.

Section 4.11.   Litigation and Proceedings.   Except as set forth on Section 4.11 of the Company Disclosure Letter, as of the date hereof (a) there are no pending or, to the knowledge of the Company, threatened lawsuits, actions, suits, judgments, claims, proceedings or any other Actions (including any investigations or inquiries initiated, pending or threatened by any Governmental Authority), or other proceedings at law or in equity (collectively, “Legal Proceedings”), against any of the Business Entities or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon any of the Business Entities; nor are any properties or assets of the Business Entities bound or subject to any Governmental Order, except, in each case, as would not be, or would not reasonably be expected to be, material to the Business Entities, taken as a whole.

Section 4.12.   Legal Compliance.

(a)   Each of the Business Entities is, and for the prior five (5) years has been, in compliance in all material respects with applicable Laws.

(b)   Each of the Business Entities maintains a program of policies, procedures, and internal controls reasonably designed and implemented to (i) prevent the use of the products and services of the Business Entities in a manner that violates applicable Law (including money laundering or fraud), and (ii) otherwise provide reasonable assurance that violations of applicable Law by any of Inpixon’s, the Company’s or the Company Subsidiaries’ directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of Inpixon, the Company or any of the Company Subsidiaries, will be prevented, detected and deterred.

(c)   None of the Business Entities, or any of their respective officers, directors or employees thereof acting in such capacity has have received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Business Entities, taken as a whole.

Section 4.13.   Contracts; No Defaults.

(a)   Section 4.13(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xv) below to which, as of the date of this Agreement, the Business Entities are a party or by which they are bound, other than a Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.13(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

(i)   Any Contract with any of the Top Customers or the Top Vendors;

(ii)   Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by Inpixon, the Company or any of the Company Subsidiaries, including any agreement or commitment for future loans, credit or financing and any agreement pursuant to which the Business Entities granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness, in each case, in excess of $100,000;

(iii)   Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Business Entities in the last five (5) years, in each case, involving payments in excess of $100,000 other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing, or (B) between the Company and its wholly-owned Subsidiaries;

(iv)   Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves aggregate payments in excess of $100,000 in any calendar year;

(v)   Each Contract involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company (excluding, in the case of clauses (B) and (C), any wholly-owned Company Subsidiary);

(vi)   Contracts (other than employment agreements, employee confidentiality and invention assignment agreements, individual consulting or advisor agreements, equity or incentive equity documents and Governing Documents) between the Company and the Company Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company Subsidiaries (other than the Company or any of the Company Subsidiaries), the officers and managers (or equivalents) of the Company or any of the Company Subsidiaries, the members or stockholders of the Company or any of the Company Subsidiaries, any employee of the Company or any of the Company Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);

(vii)   Contracts with each current employee or individual independent contractor of the Company or the Company Subsidiaries with annual base compensation in excess of $100,000, and service agreements with each director of the Company;

(viii)   Contracts containing covenants of the Company or any of the Company Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and the Company Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect;

(ix)   Any collective bargaining (or similar) agreement or Contract between the Company or any of the Company Subsidiaries, on one hand, and any labor union, labor organization, works council, or other body representing employees of the Company or any of the Company Subsidiaries, on the other hand;

(x)   Each Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue, but not including (1) non-disclosure agreements or (2) ancillary trademark licenses incident to marketing, printing or advertising Contracts, in each case of (1) or (2) entered into in the ordinary course of business) pursuant to which any Business Entity (i) grants to a third Person the right to use Company IP (other than Contracts granting nonexclusive rights to customers to use the Company Products on terms that do not materially differ from the standard forms of the Enterprise Apps Business previously delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto) or (ii) is granted by a third Person the right to use Intellectual Property used or held for use in the operation of the Enterprise Apps Business (other than Contracts granting nonexclusive rights to use commercially available off-the-shelf software that is not used in the Company Products and involves aggregate payments less than $100,000 in any calendar year and Open Source Licenses);

(xi)   Each Contract requiring capital expenditures by any of the Business Entities after the date of this Agreement in an amount in excess of $100,000 in any calendar year;

(xii)   Any Contract that (A) grants to any third Person any “most favored nation rights” or other preferential pricing term rights or (B) grants to any third Person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to any of the Business Entities in excess of $100,000 in any calendar year;

(xiii)   Contracts granting to any Person (other than the Company or the Company Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company Subsidiaries; and

(xiv)   Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xiv) of this Section 4.13(a).

(b)   Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 4.13(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of Inpixon, the Company or the Company Subsidiary party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the business of the Business Entities, taken as a whole, Inpixon, the Company and the Company Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.13(a) and none of Inpixon, the Company, the Company Subsidiaries, or, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract. During the last twelve (12) months, none of (y) Inpixon, the Company or any of the Company Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by Inpixon, the Company or the Company Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both), except in each case, where the occurrence of the foregoing (i) would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Inpixon and the Company to enter into and perform their obligations under this Agreement or (ii) be material to the Business Entities, taken as a whole.

Section 4.14.   Benefit Plans.

(a)   Section 4.14(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each Benefit Plan. For purposes of this Agreement, a “Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”), whether or not subject to ERISA, or any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, arrangement, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee of the Company or any of its Subsidiaries or any Business Employee, which are maintained, sponsored or contributed to by Inpixon, the Company or any of their respective Subsidiaries, or to which the Company, Inpixon or any of their respective Subsidiaries is a party or has or may have any liability with respect to any such individuals, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority. With respect to each Benefit Plan, the Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (A) such Benefit Plan (or, if not written a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications, (C) the three (3) most recent annual reports (Form 5500 series) filed with the IRS with respect to such Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Benefit Plan, (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Benefit Plan, and (F) all material non-ordinary course communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor or any other applicable Governmental Authority relating to the Benefit Plan.

(b)   Except as set forth on Section 4.14(b) of the Company Disclosure Letter, (i) each Benefit Plan has been operated and administered in material compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) in all material respects, all contributions required to be made or deposited with respect to any Benefit Plan on or before the Closing Date have been made or deposited and all obligations in respect of each Benefit Plan as of the Closing Date have been accrued and reflected in the Company’s or Inpixon’s financial statements to the extent required by GAAP; (iii) each Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a preapproved plan and, to the knowledge of the Company, no fact or event has occurred or circumstances exist that would reasonably be expected to adversely affect the qualified status of any such Benefit Plan; (iv) there have not been any “prohibited transactions” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Benefit Plan that could reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries; (v) neither the Company nor, to the knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Benefit Plan; (vi) all material reports, returns, notices and similar documents required to be filed with any Governmental Authority or distributed to any Benefit Plan participant have been timely filed or distributed.

(c)   No Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”), and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any of its ERISA Affiliates has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in sections 4203 and 4205 of ERISA, from a Multiemployer Plan (or any liability resulting therefrom has been satisfied in full). Neither the Company nor any ERISA Affiliate has any contingent liability under Section 4204 of ERISA. No Benefit Plan is or has been, and neither the Company nor any of its ERISA Affiliates has contributed to, been required to contribute to, or had any actual, indirect or contingent liability under, any plan or program that is or has been maintained by more than one employer within the meaning of Section 413(c) of the Code or that is a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(d)   With respect to each Benefit Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims. No Benefit Plan is, or within the last six years has been, the subject of an examination, investigation or audit by a Governmental Authority, or is the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(e)   No Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable Law. No condition exists that would prevent the amendment or termination of any Benefit Plan providing health or medical benefits in respect of any active or former employee of the Company or any Company Subsidiary (other than in accordance with the applicable Benefit Plan).

(f)   Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has at all times (i) been maintained and operated in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code and (ii) been in material documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder.

(g)   Except as set forth on Section 4.14(g) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Company Subsidiary or any Business Employee to any severance pay or any other compensation or benefits or increase any compensation or benefit payable to any such employee, officer or other service provider or any Business Employee, or (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due any such employee, officer or other individual service provider or Business Employee. The consummation of the transactions contemplated hereby or under the Employee Matters Agreement will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(h)   With respect to each Benefit Plan subject to the Laws of any jurisdiction outside the United States, (i) all employer contributions to each such Benefit Plan required by Law or by the terms of such Benefit Plan have been made, (ii) each such Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Benefit Plan that would reasonably be expected to adversely affect any such approval or good standing, and (iii) each such Benefit Plan required to be fully funded or fully insured, is fully funded or fully insured, including any back-service obligations, on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Laws. Each Benefit Plan subject to the Laws of any jurisdiction outside the United States which provides retirement benefits is a defined contribution plan.

(i)   There are no outstanding loans or other extensions of credit made by the Company, Inpixon or any of their Affiliates to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or Company Subsidiary or any Business Employee.

(j)   All contracts of employment or for services with any employee of the Company or any Company Subsidiary or any Business Employee who provides services outside the United States, or with any director, independent contractor or consultant of or to the Company or any Company Subsidiary can be terminated by thirty (30) days’ notice or less given at any time without giving rise to any claim for damages, severance pay, or compensation (other than a statutory redundancy payment or notice period applicable by virtue of applicable Law or compensation for unfair dismissal applicable by virtue of law or any equivalent remedy under applicable local law or pursuant to any written agreement provided to Acquiror prior to the date hereof).

Section 4.15.   Labor Relations; Employees.

(a)   Except as set forth on Section 4.15(a) of the Company Disclosure Letter, (i) none of Inpixon, the Company or any of the Company Subsidiaries is a party to or bound by any collective bargaining agreement, or any other labor-related Contract or arrangement with any labor or trade union, labor organization, works council or other employee representative body covering any Business Employees, (ii) no such agreement or arrangement is being negotiated by Inpixon, the Company or any of the Company Subsidiaries, (iii) no Business Employees are represented by any labor or trade union, labor organization, works council or other employee representative body with respect to their employment with the Business Entities, and (iv) no labor or trade union, labor organization, works council, group of employees, or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the Business Employees. To the knowledge of the Company, there has been no labor organization activity involving any Business Employees with respect to their employment with the Business Entities. In the past three (3) years, there has been no actual or threatened unfair labor practice charge, material grievance, material arbitration, strike, slowdown, work stoppage, picketing, hand billing, lockout or other material labor dispute against or affecting the Business Entities.

(b)   Inpixon, the Company and the Company Subsidiaries have satisfied any pre-signing legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any labor union, labor organization or works council, which is representing any Business Employees, in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(c)   The Business Entities are, and have been for the past three (3) years, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices including, all Laws respecting terms and conditions of employment, health and safety, wages and hours, worker classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, background checks, employment discrimination, sexual harassment, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(d)   In the past three (3) years, the Business Entities have not received (i) notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them, (iii) notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(e)   Except as set forth on Section 4.15(e) of the Company Disclosure Letter, the Business Entities are not and have not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or any other applicable Law requiring affirmative action or other employment-related actions for government contractors or subcontractors, or (iii) otherwise required to maintain an affirmative action plan.

(f)   To the knowledge of the Company, no present or former employee, worker or independent contractor of the Business Entities is in any respect in violation of (i) any term of any employment agreement, nondisclosure agreement, restrictive covenant, common law nondisclosure obligation, fiduciary duty, or other obligation to the Business Entities or (ii) a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Business Entities or (B) the knowledge or use of trade secrets or proprietary information.

(g)   None of the Business Entities are party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Business Entities that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) a director or an officer of Inpixon, the Company or any of the Company Subsidiaries or (ii) a Business Employee at the level of Manager or above. To the knowledge of the Company, in the last five (5) years, no allegations of sexual harassment, sexual misconduct or discrimination have been made against (i) a director or an officer of the Business Entities or (ii) a Business Employee at the level of Manager or above.

(h)   Except as set forth on Section 4.15(h) of the Company Disclosure Letter, the Business Entities have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Workers’ Adjustment and Retraining Notification Act or any similar foreign, state or local law relating to plant closings, layoffs or group terminations. The Business Entities have not engaged in layoffs, furloughs, employment terminations (other than for cause) or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent, since January 1, 2022 through the date hereof. The Business Employees represent the entirety of the individuals necessary to operate the Enterprise Apps Business as currently conducted.

(i)   To the knowledge of the Company, no Business Employee (i) with annual base salary of $100,000 or more or (ii) at the level of Vice President or higher, intends to terminate his or her employment.

(j)   The Business Entities and, to the knowledge of the Company, each Person acting as an agent of the Business Entities, are in compliance in all material respects with all federal, state and local laws, statutes and regulations having the purpose or effect of prohibiting unlawful discrimination against customers or potential customers and, to the knowledge of the Company, there are no complaints that the Business Entities, or any Person acting as an agent of the Business Entities, have engaged in any unlawful discrimination.

(k)   To the knowledge of the Company, each individual who is currently providing services to the Business Entities, or who previously provided services to the Business Entities, as an independent contractor or consultant is or was, respectively, properly classified and properly treated as an independent contractor or consultant by Inpixon, the Company or the applicable Company Subsidiary. Each individual who is currently providing services to the Business Entities through a third-party service provider, or who previously provided services to the Business Entities through a third-party service provider, is not and was not, respectively, an employee of Inpixon, the Company or any of the Company Subsidiaries. None of the Business Entities have a single employer, joint employer, alter ego or similar relationship with any other company.

Section 4.16.   Taxes.

(a)   All income and other material Tax Returns required to be filed by or with respect to any of the Business Entities have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects and all amounts of Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)   The Business Entities have withheld from amounts owing to any employee, creditor or other Person in all material respects all Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(c)   There are no Liens for Taxes (other than Permitted Liens) upon the property or assets of any of the Business Entities.

(d)   No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against any of the Business Entities that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e)   There are no Tax audits or other examinations by a Governmental Authority of the Business Entities presently in progress, nor has any of the Business Entities been notified in writing by a Governmental Authority of (nor to the knowledge of Inpixon has there been) any request or threat for such an audit or other examination, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any amount of Taxes of the Business Entities.

(f)   None of the Business Entities has made a request for an advance tax ruling or request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.

(g)   None of the Business Entities is a party to or bound by any Tax indemnification or Tax sharing or similar agreement other than the Tax Matters Agreement and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes.

(h)   Other than in connection with the Distribution or the separation of the Enterprise Apps Business, except as set forth in Section 4.16(h) of the Company Disclosure Letter, none of the Business Entities has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code.

(i)   None of the Business Entities (i) is liable for Taxes of any other Person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is Inpixon.

(j)   No written claim has been made by any Governmental Authority where any of the Business Entities does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(k)   Except as set forth in Section 4.16(k) of the Company Disclosure Letter None of the Business Entities has, or has ever had, a permanent establishment or other fixed place of business in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(l)   None of the Business Entities has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(m)   Each of the Business Entities is registered for the purposes of sales Tax, use Tax, Transfer Taxes, value added Taxes or any similar Tax in all jurisdictions where it is required by Law to be so registered, and has complied in all material respects with all Laws relating to such Taxes.

(n)   None of the Business Entities will be required to include any amount in taxable income, exclude any item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account or deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreements” described in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any analogous provision of state, local or foreign Law).

(o)   The Company has not been, is not, and immediately prior to the First Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(p)   None of the Business Entities has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, failed to properly comply in all material respects with and duly account for all credits received under Sections 7001 through 7005 of the FFCRA and Section 2301 of the CARES Act, or sought, or intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)).

Section 4.17.   Brokers’ Fees.   Except as set forth on Section 4.17 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Inpixon, the Company, any of the Company Subsidiaries’ or any of their Affiliates for which Acquiror, the Company or any of the Company Subsidiaries has any obligation.

Section 4.18.   Insurance.   The Business Entities are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice. Section 4.18 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Business Entities as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to Acquiror. All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by Inpixon, the Company or any of the Company Subsidiaries with respect to any such policy. Except as disclosed on Section 4.18 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.

Section 4.19.   Licenses.   The Business Entities have obtained, and maintain, all Licenses required to permit the Business Entities to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Business Entities as currently conducted in all material respects. Each License held by the Business Entities is and has been for the past three (3) years valid, binding and in full force and effect, and each of Inpixon, the Company and the Company Subsidiaries is and has been during the past three (3) years in compliance with all such Licenses. None of the Business Entities (i) are or have been in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material License to which it is a party, (ii) are or have been during the past three (3) years the subject of any pending or threatened Action by a Governmental Authority seeking the cancellation, revocation, suspension, termination, limitation, suspension, modification, or impairment of any License; or (iii) have received any notice that any Governmental Authority that has issued any License intends to cancel, terminate, revoke, limit, suspend, condition, modify or not renew any such Licenses, except to the extent such License may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 4.4 of the Company Disclosure Letter, provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company and the Company Subsidiaries as currently conducted from and after Closing. Section 4.19 of the Company Disclosure Letter sets forth a true, correct and complete list of material Licenses held by the Business Entities.

Section 4.20.   Equipment and Other Tangible Property.   The Business Entities own and have good title to, and have the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property relating to the Enterprise Apps Business, free and clear of all Liens other than Permitted Liens. Following the Distribution, the Company or one of the Company Subsidiaries will own and have good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property relating to the Enterprise Apps Business, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets constituting the Enterprise Apps Business are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

Section 4.21.   Real Property.

(a)   None of the Company or any of the Company Subsidiaries owns any Owned Real Property and none of assets of the Enterprise Apps Business constitutes Owned Real Property.

(b)   Section 4.21(b) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:

(i)   The Business Entities hold a good and valid leasehold or subleasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(ii)   The Business Entities have delivered to Acquiror true, correct and complete copies of all leases, subleases, licenses or occupancy agreements, including all amendments, extensions, renewals, guaranties, terminations and modifications thereof relating to Leased Real Property (collectively, the “Real Property Leases”), and none of the Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror.

(iii)   Each Real Property Lease is in full force and effect. None of the Business Entities have given or received any notice of default, termination, cancellation or nonrenewal with respect to any Real Property Lease, in each case that remains pending or uncured as of the date hereof. All of the material covenants to be performed under any Real Property Lease by Inpixon, the Company or any of the Company Subsidiaries and to the knowledge of the Company, by any party other than Inpixon, the Company or any of the Company Subsidiaries, has been performed in all material respects. None of the Business Entities, nor, to the knowledge of the Company, any other party thereto is in material breach of or material default under any Real Property Lease. No event has occurred which would reasonably be expected to result in a material breach of or a material default under any Real Property Lease by Inpixon, the Company or any of the Company Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

(iv)   Inpixon, the Company and the Company Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed and, to the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.

(v)   None of the Business Entities have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.

(vi)   Each Leased Real Property is in all material respects in good operating condition and repair (ordinary wear and tear expected) and is suitable for its present use in all material respects.

(c)   Except as set forth on Section 4.21(c) of the Company Disclosure Letter, there are no written or oral subleases, sub-subleases, licenses, sub-licenses, concessions, occupancy agreements or other Contracts to which any Person other than Inpixon, the Company or any of the Company Subsidiaries has the right of use or occupancy of any Leased Real Property.

Section 4.22.   Intellectual Property.

(a)   Section 4.22(a) of the Company Disclosure Letter lists each item of Company IP that is registered or applied-for with a Governmental Authority, whether applied for or registered in the United States or internationally (“Company Registered IP”). Except as disclosed on Section 4.22(a) of the Company Disclosure Letter, one of the Business Entities is the sole and exclusive owner of all Company IP (including each of the items of Company Registered IP), and all such Company IP is subsisting and, (excluding any pending applications included in the Company Registered IP) to the knowledge of the Company, is valid and enforceable. Following the Distribution, the Company or one of the Company Subsidiaries will own, free and clear of all Liens (other than Permitted Liens), all Company IP and will have a valid right to use all other material Intellectual Property used or held for use in the operation of the Enterprise Apps Business.

(b)   To the knowledge of the Company, the operation of the Enterprise Apps Business has not, in the past six (6) years, infringed, misappropriated or otherwise violated and is not infringing, misappropriating or otherwise violating any Intellectual Property of any third Person. There is no, and in the past three (3) years there has been no, Action pending or, to the knowledge of the Company, threatened in writing (including any offer, demand or request to license any Intellectual Property from any Person),

(i) alleging that the operation of the Enterprise Apps Business infringes, misappropriates or otherwise violates any Intellectual Property of any third Person or (ii) in which the validity, enforceability or registrability of any Company IP has been or is being challenged.

(c)   To the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company IP. In the past three (3) years, no Action, written notice, charge, complaint, claim or other written assertion has been brought or made against any third Person claiming infringement, misappropriation or other violation of any Company IP.

(d)   Other than (i) Intellectual Property licensed from another Person under the Contracts set forth or described on Section 4.13(a)(x) of the Company Disclosure Letter, (ii) Intellectual Property licensed on a non-exclusive basis in the ordinary course of business and merely incidental to the transactions contemplated in the applicable Contract, (iii) commercially available off-the-shelf software that is not used in the Company Products and involves aggregate payments less than $100,000 in any calendar year or (iv) Open Source Software (collectively, the “Third Party Intellectual Property”) the Business Entities do not use or exploit, in any material respect, any Intellectual Property of any other Person in connection with the Enterprise Apps Business.

(e)   The Business Entities take commercially reasonable measures to maintain and protect the secrecy, security, integrity, confidentiality and value of material trade secrets (including source code relating to Company Products), Intellectual Property, and Company Systems owned or purported to be owned by them or provided to them by a third Person. The Business Entities have entered into valid and enforceable written agreements with each Person who has or has had access to material trade secrets or material confidential information of the Business Entities containing appropriate confidentiality and non-use obligations of such Person. To the knowledge of the Company, there has not been any unauthorized disclosure of or unauthorized access to any material trade secrets owned (or purported to be owned) by the Business Entities to or by any Person in a manner that has resulted or may result in the misappropriation of, or loss of trade secret or other rights in and to such information. Except as set forth on Section 4.22(e) of the Company Disclosure Letter, each current or former employee of, and each current or former contractor or consultant to, one of the Business Entities, in each case, who has been engaged in the development of any material Company IP (including any rights in or to the Company Products) has entered into an agreement with the applicable Business Entity by which such employee, contractor or consultant presently assigns to such Business Entity such employee’s, contractor’s or consultant’s rights in such Intellectual Property.

(f)   Except as set forth on Section 4.22(f) of the Company Disclosure Letter, no government funding, nor any facilities of a university, college, other educational institution or research center, was used in the development of the Company IP.

(g)   With respect to the Company Systems, to the knowledge of the Company, no such Company Systems contain any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of such Company Systems or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of software or information or data stored or processed on such Company Systems. The Company Systems under the Business Entities’ control and, to the knowledge of the Company, all other Company Systems, are maintained, and following the Distribution, will be maintained, in accordance with customary industry standards and practices for entities operating businesses similar to the businesses of the Business Entities and constitute all the information and technology systems infrastructure reasonably necessary to carry on the businesses of the Business Entities as conducted in the past twelve (12) months.

(h)   The Business Entities’ use of Open Source Software used in or by their products or services is and has been in material compliance with all Open Source Licenses applicable thereto. None of the Business Entities has used any Open Source Software in a manner that requires any of its or their proprietary software (or portions thereof) be subject to Open Source Obligations. No source code for any software owned by the Business Entities has been disclosed, licensed, released, distributed, escrowed or made available to or for any Person (other than disclosures to employees or contractors of the Business Entities on a need-to-know basis and subject to appropriate and customary confidentiality and non-use agreements), the Business Entities have no duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available the source code for any software used or held for us in the Enterprise Apps Business to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Business Entities, and no Person has been granted any rights thereto.

Section 4.23.   Privacy and Cybersecurity.

(a)   The Business Entities have and will have, as of the Closing, established policies, programs and procedures with respect to the collection, retention, use, processing, modification, storage, protection, import, export, disclosure and transfer of Personal Information, including privacy policies, consistent with applicable Laws relating to privacy, data protection, data security or the collection, storage, handling, disclosure, transfer, use or processing of Personal Information (“Privacy Laws”), and for the past three (3) years have maintained and enforced such policies, programs and procedures. Except as would not be expected to be material to the business of the Business Entities, taken as a whole, the Business Entities are in compliance with, and for the past three (3) years has been in compliance with, (i) all Privacy Laws and (ii) the Business Entities’ privacy policies and contractual commitments relating to privacy, data protection, data security or the collection, storage, handling, disclosure, transfer, use or processing of Personal Information or the Company Systems (collectively, “Privacy Obligations”). There are no Actions by any Person (including any Governmental Authority) pending to which one of the Business Entities is a named party or, to the knowledge of the Company, threatened against one of the Business Entities alleging a violation or breach of any Privacy Laws or Privacy Obligations.

(b)   The Company Systems (i) are sufficient for the immediate needs of the Business Entities, including as to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner and (ii) are in sufficiently good working condition to effectively perform all information technology operations and include a sufficient number of license seats for all software as necessary for the operation of the Enterprise Apps Business. To the knowledge of the Company, in the past three (3) years, (A) there have been no material unauthorized intrusions or access or breaches of the security of the Company Systems controlled by the Business Entities or, to the knowledge of the Company, all other Company Systems, and (B) there have been no failures, breakdowns, continued substandard performance, or disruptions in any Company Systems that adversely affected the Business Entities’ businesses or operations in any material respect. The Business Entities take, and following the Distribution will take, commercially reasonable measures designed to protect confidential, sensitive or personally identifiable information (including Personal Information) in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through commercially reasonable administrative, technical and physical safeguards. The Business Entities have not (A) to the knowledge of the Company, experienced any incident in which such information was stolen or improperly accessed, including in connection with a breach of security or (B) received any written notice or complaint from any Person (including any Governmental Authority), nor has any such notice or complaint been threatened in writing against the Business Entities with respect to any breach of the security of Personal Information. The Business Entities have evaluated, and following the Distribution will evaluate their disaster recovery and backup needs and have implemented plans and systems that reasonably address their assessment of risk.

Section 4.24.   Environmental Matters.

(a)   Each of the Business Entities are and, except for matters which have been fully resolved, are in material compliance with all applicable Environmental Laws.

(b)   To the knowledge of the Company, there has been no material release of any Hazardous Materials by any of the Business Entities (i) at, in, on or under any Leased Real Property or in connection with any of the Business Entities’ operation of the Leased Real Property or (ii) at, in, on or under any formerly owned or Leased Real Property during the time that the Company owned or leased such property or at any other location where Hazardous Materials generated by any of the Business Entities have been transported to, sent, placed or disposed of, in each case, that has resulted in any of the Business Entities incurring liability under applicable Environmental Laws.

(c)   None of the Business Entities are subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by any of the Business Entities or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d)   No material Legal Proceeding is pending or, to the knowledge of the Company, threatened in writing with respect to any of the Business Entities’ compliance with or liability under Environmental Laws, and there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.

(e)   The Company has made available to Acquiror all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance by any of the Business Entities with, or liability of any of the Business Entities under, Environmental Law.

Section 4.25.   Absence of Changes.   From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, (a) there has not been any Company Material Adverse Effect and (b) none of Inpixon or any of its Affiliates (including the Company and the Company Subsidiaries) have transferred internally or otherwise altered the duties or responsibilities of any employee of Inpixon or its Affiliates (including the Company and the Company Subsidiaries) in a manner that would affect whether such employee is or is not classified as a Business Employee.

Section 4.26.   Anti-Corruption Compliance.

(a)   For the past five (5) years, neither the Business Entities, nor, to the knowledge of the Company, any director, officer, employee or agent, while acting on behalf of the Business Entities, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws.

(b)   Each of Inpixon, the Company and the Company Subsidiaries, has instituted and maintains, or following the Distribution, will have instituted and maintained, policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(c)   To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third-party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to Inpixon, the Company or any of the Company Subsidiaries.

Section 4.27.   Sanctions and International Trade Compliance.

(a)   Each of the Business Entities (i) are, and have been for the past five (5) years, in compliance in all material respects with all Anti-Money Laundering Laws, International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made requisite material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer of its products and technologies as required under the Anti-Money Laundering Laws, International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against any of the Business Entities related to any Anti-Money Laundering Laws, International Trade Laws or Sanctions Laws or any Export Approvals.

(b)   None of the Business Entities, nor any of their respective directors or officers, or to the knowledge of the Company, employees or any of the Business Entities’ respective agents, representatives or other Persons acting on behalf of any of the Business Entities, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws.

Section 4.28.   Information Supplied.   None of the information supplied or to be supplied by Inpixon, the Company or any of the Company Subsidiaries specifically in writing for inclusion in the Acquiror Registration Statement will, at the date on which the Acquiror Proxy Statement/Acquiror Registration Statement is first mailed to the Acquiror Stockholders or at the time of the Acquiror Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.29.   Customers/Vendors.

(a)   Section 4.29(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top twenty (20) customers of the Enterprise Apps Business (based on revenue during the trailing twelve months for the period ending December 31, 2021) (the “Top Customers”).

(b)   Except as set forth on Section 4.29(b) of the Company Disclosure Letter, none of the Top Customers has, as of the date of this Agreement, informed in writing any of Inpixon, the Company or any of the Company Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Business Entities (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Customers is, as of the date of this Agreement, otherwise involved in or has threatened in writing a material dispute against any of the Business Entities or their respective businesses.

(c)   Section 4.29(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top fifteen (15) vendors of the Enterprise Apps Business (based on aggregate payments made during the trailing twelve months for the period ending December 31, 2021) (the “Top Vendors”).

(d)   Except as set forth on Section 4.29(d) of the Company Disclosure Letter, none of the Top Customers or Top Vendors has, as of the date of this Agreement, informed in writing any of the Business Entities that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Business Entities (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Customers or Top Vendors is, as of the date of this Agreement, otherwise involved in or has threatened in writing a material dispute against the Business Entities or their respective businesses.

Section 4.30.   Sufficiency of Assets.   Except as would not be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the assets, rights, properties and interests owned, leased, or licensed by the Company and the Company Subsidiaries following the Distribution and as of the Closing, together with the assets, rights, properties and interests to be provided pursuant to the Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby or any other transitionary arrangements between Inpixon, Acquiror or any of their respective Affiliates, in the aggregate, include all of the assets, rights, properties and interests used in and necessary to conduct the Enterprise Apps Business in substantially the same manner as conducted as of the Closing.

Section 4.31.   No Additional Representation or Warranties.   Except as provided in this Article IV, none of Inpixon, the Company, any of their respective Affiliates, or any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates. Without limiting the foregoing, Acquiror and Merger Sub acknowledge that Acquiror and its advisors, have made their own investigation of the Business Entities and, except as provided in this Article IV, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Business Entities or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Business Entities and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by the Business Entities or any of their Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as set forth in (i) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8, Section 5.12 and Section 5.15), or (ii) in the case of Acquiror and Merger Sub, in the disclosure letter delivered by Acquiror and Merger Sub to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror and Merger Sub represent and warrant to the Company as follows:

Section 5.1.   Company Organization.   Each of Acquiror and Merger Sub has been duly incorporated, organized or formed and is validly existing as a corporation or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of the Governing Documents of Acquiror and the Governing Documents of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.

Section 5.2.   Due Authorization.

(a)   Each of Acquiror and Merger Sub has all requisite corporate power and authority to (a) execute and deliver this Agreement and the other documents to which they are a party contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which Acquiror or Merger Sub is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (i) duly and validly authorized and approved by each of the Boards of Directors of Acquiror and Merger Sub and Merger Sub (ii) determined by each of the Boards of Directors of Acquiror and Merger Sub as advisable to Acquiror and the Acquiror Stockholders and the sole stockholder of Merger Sub, as applicable recommended for approval by the Acquiror Stockholders and the sole stockholder of Merger Sub, as applicable, and (iii) duly and validly authorized and approved by Acquiror as the sole stockholder of Merger. No other corporate proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement and the other documents to which Acquiror and Merger Sub contemplated hereby (other than the Acquiror Stockholder Approval). This Agreement has been, and on or prior to the Closing, the other documents to which Acquiror and Merger Sub are party contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and Merger Sub, and this Agreement constitutes, and at or prior to the Closing, the other documents contemplated hereby will constitute, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)   Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present:

(i)   the affirmative vote of a majority of the votes cast by holders of outstanding shares of Acquiror Class A Common Stock and Acquiror Class B Common Stock present in person or represented by proxy at the Acquiror Stockholders’ Meeting and entitled to vote thereon, voting together as a single class, shall be required to approve the (i) BCA Proposal, (ii) Nasdaq Proposal and (iii) Acquiror Incentive Plan Proposal;

(ii)   the affirmative vote of (A) holders of a majority of the outstanding shares of Acquiror Class A Common Stock and Acquiror Class B Common Stock, voting together as a single class, and (B) holders of a majority of the outstanding shares of Acquiror Class B Common Stock, voting separately as a single class, shall be required to approve the Amendment Proposal; and

(iii)   a plurality vote of the votes cast by holders of outstanding shares of Acquiror Class B Common Stock present in person or represented by proxy at the Acquiror Stockholders’ Meeting and entitled to vote thereon, shall be required to approve the Director Proposal.

(c)   The foregoing votes are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby, including the Closing.

(d)   At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the transactions contemplated by this Agreement as a Business Combination.

Section 5.3.   No Conflict.   Subject to the Acquiror Stockholder Approval, the execution and delivery of this Agreement by Acquiror and Merger Sub and the other documents to which Acquiror or Merger Sub are party contemplated hereby by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror or Merger Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under, any applicable Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement or (ii) be material to Acquiror.

Section 5.4.   Litigation and Proceedings.   There are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror or Merger Sub, nor are any assets of Acquiror’s or Merger Sub’s respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. As of the date hereof, each of Acquiror and Merger Sub is in compliance with all applicable Laws in all material respects. Since inception, Acquiror and Merger Sub have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror.

Section 5.5.   SEC Filings.   Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since July 20, 2020, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.6.   Internal Controls; Listing; Financial Statements.

(a)   Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since July 20, 2020, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.

(b)   Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)   Since July 20, 2020, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market LLC (“Nasdaq”). The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or prohibit or terminate the listing of Acquiror Class A Common Stock on Nasdaq.

(d)   The Acquiror SEC Filings contain true and complete copies of the unaudited balance sheet as of June 30, 2022, and statement of operations, cash flow and stockholders’ equity of Acquiror for the period from July 20, 2020 (inception) through

June 30, 2022, together with the auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e)   There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f)   Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

Section 5.7.   Governmental Authorities; Consents.   Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except as otherwise disclosed on Section 5.7 of the Acquiror Disclosure Letter.

Section 5.8.   Trust Account.   As of the date of this Agreement, Acquiror has at least $5,000,001 in the Trust Account (including, if applicable, any other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of December 14, 2020, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than stockholders of Acquiror holding shares of Acquiror Common Stock sold in Acquiror’s initial public offering who shall have properly elected to redeem their shares of Acquiror Common Stock pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions. The Trust Agreement has not been amended or modified and is a valid and binding obligation of Acquiror and is in full force and effect and is enforceable in accordance with its terms. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror nor Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date.

Section 5.9.   Investment Company Act; JOBS Act.   Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10.   Absence of Changes.   Since July 20, 2020 to the date of this Agreement, (a) there has not been any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement and (b) except as set forth in Section 5.10 of the Acquiror Disclosure Letter, Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

Section 5.11.   No Undisclosed Liabilities.   Except for any fees and expenses payable by Acquiror or Merger Sub as a result of or in connection with the consummation of the transactions contemplated hereby, as of the date of this Agreement, there is no liability, debt or obligation of or claim or judgment against Acquiror or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror and Merger Sub, or (iii) which would not be, or would not reasonably be expected to be, material to Acquiror.

Section 5.12.   Capitalization of Acquiror.

(a)   As of the date of this Agreement, the authorized capital stock of Acquiror consists of (i) 100,000,000 shares of Acquiror Class A Common Stock, 938,090 of which are issued and outstanding as of the date of this Agreement, (ii) 20,000,000 shares of Acquiror Class B Common Stock, of which 6,900,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 2,000,000 shares of preferred stock, par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement ((i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(b)   Subject to the terms of conditions of the Warrant Agreement, the Acquiror Warrants will be exercisable after giving effect to the Merger for one share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) per share. As of the date of this Agreement, 13,800,000 Acquiror Public Warrants and 10,280,000 Acquiror Private Placement Warrants are issued and outstanding. The Acquiror Warrants are not exercisable until the later of (x) 12 months from the closing of Acquiror’s initial public offering and (y) thirty (30) days after the Closing. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except for the Subscription Agreements, Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.

(c)   Except as set forth in this Section 5.12 or as contemplated by this Agreement or the other documents contemplated hereby, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.

(d)   The Aggregate Merger Consideration and the Acquiror Common Stock, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.

(e)   Acquiror has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.13.   Brokers’ Fees.   Except fees described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.

Section 5.14.   Indebtedness.   Neither Acquiror nor Merger Sub have any Indebtedness other than Working Capital Loans.

Section 5.15.   Taxes.

(a)   All material Tax Returns required to be filed by or with respect to Acquiror or Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)   There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of Acquiror or Merger Sub.

(c)   No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror or Merger Sub that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(d)   There are no material Tax audits or other examinations by a Governmental Authority of Acquiror or Merger Sub presently in progress, nor has Acquiror or Merger Sub been notified in writing by a Governmental Authority of (nor to the knowledge of Acquiror has there been) any request or threat for such an audit or other examination, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or Merger Sub.

(e)   Neither Acquiror nor Merger Sub has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

Section 5.16.   Business Activities.

(a)   Since formation, neither Acquiror nor Merger Sub have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror or Merger Sub.

(b)   Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any

Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c)   Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d)   As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror nor Merger Sub are party to any Contract with any other Person that would require payments by Acquiror or any of the Company Subsidiaries after the date hereof in excess of $300,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans.

Section 5.17.   Nasdaq Stock Market Quotation.   As of the date hereof, the Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq under the symbol “KINZ”. As of the date hereof, the Acquiror Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “KINZW”. Acquiror is in compliance with Nasdaq listing rules and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or Acquiror Warrants or terminate the listing of Acquiror Class A Common Stock or Acquiror Warrants on Nasdaq. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.18.   Acquiror SEC Documents.   On the effective date of the Acquiror Registration Statement, the Acquiror Registration Statement, and when first filed in accordance with Rule 424(b) of the Securities Act and/or filed pursuant to Section 14A of the Exchange Act, the Acquiror Proxy Statement and the Acquiror Proxy Statement/Prospectus (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Acquiror Registration Statement, the Acquiror Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) of the Securities Act and/or Section 14A of the Exchange Act, the date the Acquiror Proxy Statement/Prospectus or the Acquiror Proxy Statement, as applicable, is first mailed to the Acquiror Stockholders and at the time of the Acquiror Stockholders’ Meeting, the Acquiror Proxy Statement/Prospectus or the Acquiror Proxy Statement, as applicable (together with any amendments or supplements thereto), will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Acquiror Registration Statement, Acquiror Proxy Statement or the Acquiror Proxy Statement/Prospectus in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Acquiror Registration Statement, Acquiror Proxy Statement or the Acquiror Proxy Statement/Prospectus.

Section 5.19.   No Outside Reliance.   Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or the Company Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this

Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and the Company Subsidiaries are furnished “as is,”,` “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.20.   No Additional Representation or Warranties.   Except as provided in this Article V, neither Acquiror nor Merger Sub nor any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Without limiting the foregoing, the Company acknowledges that the Company and its advisors, have made their own investigation of Acquiror, Merger Sub and their respective Subsidiaries and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror, Merger Sub or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1.   Conduct of Business.   From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), Inpixon and the Company shall, and shall cause the Company Subsidiaries to, except as otherwise explicitly contemplated by this Agreement or the Ancillary Agreements or required by Law or as consented to by Acquiror in writing, use reasonable best efforts to (x) operate the Enterprise Apps Business in the ordinary course consistent with past practice and (y) preserve intact the Company and the Company Subsidiaries’ present business organization, retain the Company and the Company Subsidiaries’ current officers, and preserve the Business Entities’ relationships with its key suppliers and customers (if applicable). Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing Inpixon and the Company shall not, and Inpixon and the Company shall cause the Company Subsidiaries not to, except as otherwise contemplated by this Agreement or the Ancillary Agreements or required by Law:

(a)   change or amend the Governing Documents of the Company or any of the Company Subsidiaries or form or cause to be formed any new Company Subsidiary;

(b)   make or declare any dividend or distribution to the stockholders of the Company or make any other distributions in respect of any of the Company Common Stock or equity interests of the Company or any of the Company Subsidiaries;

(c)   split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of the Company Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned Company Subsidiary that remains a wholly-owned Company Subsidiary after consummation of such transaction;

(d)   purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or the Company Subsidiaries, except for (i) the acquisition by the Company or any of the Company Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Company or the Company Subsidiaries in connection with the forfeiture or cancellation of such interests, including, for the avoidance of doubt, redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities, and (ii) transactions between the Company any wholly-owned Company Subsidiary or between wholly-owned Company Subsidiaries;

(e)   enter into, modify in any material respect or terminate any Contract of a type required to be listed on Section 4.13(a) of the Company Disclosure Letter, or any Real Property Lease or (ii) waive, release or assign any rights under any Contract of a type required to be listed on Section 4.13(a) of the Company Disclosure Letter, or any Real Property Lease;

(f)   sell, assign, transfer, convey, lease or otherwise dispose of any material portion of tangible assets or properties of the Business Entities, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among the Company and its wholly-owned Subsidiaries or among its wholly-owned Subsidiaries and (iii) transactions in the ordinary course of business consistent with past practice;

(g)   acquire any ownership interest in any real property to be owned or held by the Company or any Company Subsidiary;

(h)   except as otherwise required by Law, existing Benefit Plans in effect as of the date hereof or the Contracts listed on Section 4.13(a) of the Company Disclosure Letter, (i) grant or adopt or enter into any arrangement for any severance, retention, change in control or termination or similar pay, (ii) make any change in the key management structure of the Company or any of the Company Subsidiaries, including the hiring or termination of any employees (including any individual who would be a Business Employee) in the ordinary course of business consistent with past practice with an annual base salary of $100,000 or more, other than terminations for cause or due to death or disability, (iii) transfer (including through internal job postings or in response to a request to transfer by an employee) the employment of, reassign or reallocate the duties or responsibilities of any Business Employee such that the individual would not be a Business Employee at Closing, (iv) transfer the engagement of an individual independent contractor of Inpixon or any of its Affiliates into or out of the Enterprise Apps Business, (v) terminate, adopt, enter into or amend any Benefit Plan or any compensation or benefit plan, program, agreement or arrangement that would be a Benefit Plan if in effect as of the date hereof, (vi) increase the compensation, or benefits of any employee, officer, director or other individual service provider, including any Business Employee, (vii) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company Subsidiaries (viii) take any action to amend or waive any performance or vesting criteria or to accelerate the time of vesting or payment of any compensation or benefit payable to any Business Employee or (ix) grant any stock options, stock appreciation rights, restricted stock, restricted stock units, other equity or equity-based awards covering or convertible into any shares of other equity interests in the Company or any of the Company Subsidiaries or other equity interests of the Company or any of the Company Subsidiaries, the value of which is determined by reference to shares or other equity interests of the Company or any of the Company Subsidiaries;

(i)   acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof to be part of the assets of the Business Entities;

(j)   (i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary or otherwise incur or assume any Indebtedness, or (ii) allow the Company or any Company Subsidiary to guarantee any Indebtedness of another Person, the sum of (i) and (ii) not to be in excess of $250,000 in the aggregate, in each case, other than (x) in the ordinary course of business consistent with past practice and (y) as between the Company and the Company Subsidiaries;

(k)   (i) make or change any material election in respect of material Taxes, (ii) materially amend any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes executed on or prior to the Closing Date or enter into any Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes), (v) settle any claim or assessment in respect of material Taxes or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;

(l)   take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;

(m)   discharge any secured or unsecured obligation or liability of the Business Entities (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $750,000, except as such obligations become due;

(n)   issue any additional shares of Company Capital Stock or securities exercisable for or convertible into Company Capital Stock;

(o)   adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or the Company Subsidiaries (other than the Merger);

(p)   waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings relating to the Business Entities, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $500,000 in the aggregate;

(q)   assign, transfer, pledge, sell or license to any Person rights to any material Company IP , or dispose of, abandon, permit to lapse or fail to preserve any rights to any material Company IP, except for the expiration of Company Registered IP in accordance with the applicable statutory term or for the grant of non-exclusive licenses in the ordinary course of business, consistent with past practice;

(r)   deliver, license or make available to any escrow agent or other Person source code for any software (including Company Products) owned or purported to be owned by the Business Entities;

(s)   modify in any material respect any of the privacy policies, or any administrative, technical or physical safeguards related to privacy or cybersecurity, except (A) to remediate any security issue, (B) to enhance data security or integrity, (C) to comply with applicable Law, or (D) as otherwise directed or required by a Governmental Authority;

(t)   disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Business Entities other than in the ordinary course of business consistent with past practice and pursuant to reasonable and customary obligations to maintain the confidentiality and restrict the use thereof;

(u)   make or commit to make any capital expenditures relating to the Business Entities;

(v)   manage the Company’s and the Company Subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

(w)   other than as required by applicable Law, modify, enter into or extend any collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization, works council or group of employees of the Business Entities, or recognize or certify any labor union, labor organization, works council or group of employees of the Business Entities as the bargaining representative for Business Employees;

(x)   terminate without replacement or fail to use reasonable efforts to maintain any License material to the conduct of the business of the Business Entities, taken as a whole;

(y)   waive the restrictive covenant obligations of any current or former officer, director, employee or independent contractor of the Business Entities; (i) limit the right of the Business Entities to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Business Entities, taken as a whole;

(z)   terminate without replacement or amend in a manner materially detrimental to the Company and the Company Subsidiaries, taken as a whole, any insurance policy insuring the business of the Company or any of the Company Subsidiaries;

(aa)   change, modify, amend or terminate the Separation and Distribution Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Contribution Agreement, or the Transition Services Agreement, including any schedule thereto;

(bb)   enter into, change, modify, amend or terminate any Contract relating to the Internal Reorganization or the Conveyancing and Assumption Agreements (each as defined in the Separation and Distribution Agreement); or

(cc)   enter into any agreement to do any action prohibited under this Section 6.1.

Section 6.2.   Inspection.   Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company Subsidiaries by third parties that may be in the Company’s or any of the Company Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, (a) the Company shall, and shall cause the Company Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and the Company Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and the Company Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and the Company Subsidiaries as such representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or the Company Subsidiaries without the prior written consent of the Company, and (b) the Company shall, and shall cause the Company Subsidiaries to, provide to Acquiror and, if applicable, its accountants, counsel or other representatives, (x) such information and such other materials and resources relating to any Legal Proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of the Company and the Company Subsidiaries during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (y) prompt written notice of any material status updates in connection with any such Legal Proceedings or otherwise relating to any compliance and risk management matters or decisions of the Company or the Company Subsidiaries, and (z) copies of any communications sent or received by the Company or the Company Subsidiaries in connection with such Legal Proceedings, matters and decisions (and, if any such communications occurred orally, the Company shall, and shall cause the Company Subsidiaries to, memorialize such communications in writing to Acquiror). All information obtained by Acquiror, Merger Sub or their respective representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement.

Section 6.3.   Preparation and Delivery of Additional Company Financial Statements.

(a)   As soon as reasonably practicable following the date hereof, but in any event no later the day of the filing of the Acquiror Registration Statement, which the parties contemplate to be ten (10) Business Days after the date of this Agreement, the Company shall deliver to Acquiror (i) audited consolidated balance sheets of the Company and the Company Subsidiaries as of December 31, 2021 and December 31, 2020, and the related consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for each of the years then ended (together with the auditor’s reports thereon), which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “PCAOB Financial Statements”); provided, that upon delivery of such PCAOB Financial Statements, such financial statements shall be deemed “Audited Financial Statements” for the purposes of this Agreement and the representation and warranties set forth in Section 4.9 shall be deemed to apply to such Audited Financial Statements with the same force and effect as if made as of the date of this Agreement.

If the Effective Time has not occurred prior to November 14, 2022, the Company shall use its reasonable best efforts to deliver to Acquiror, as soon as reasonably practicable following November 14, 2022, the unaudited combined carve-out balance sheet for the nine-month period ended September 30, 2022, and the related unaudited combined carve-out statements operations, changes and cash flows, in each case, for the nine-month period ended September 30, 2022 (the “Q3 2022 Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided that upon delivery of such Q3 2022 Financial Statements, the representations and warranties set forth in Section 4.9 shall be deemed to apply to the Q3 2022 Financial Statements with the same force and effect as if made as of the date of this Agreement.

The Company shall use its reasonable best efforts to deliver to Acquiror, as soon as reasonably practicable following the date hereof, any additional financial or other information reasonably requested by Acquiror to prepare pro forma financial statements required under federal securities Laws to be included in Acquiror’s filings with the SEC (including, if applicable, the Acquiror Proxy Statement / Prospectus).

(b)   The Company shall use its reasonable best efforts to cause its independent auditors to provide any necessary consents to the inclusion of the financial statements set forth in Section 4.9 and this Section 6.3 in Acquiror’s filings with the SEC in accordance with the applicable requirements of federal securities Laws.

Section 6.4.   Acquisition Proposals.   From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company and the Company Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its representatives, not to (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company

Subsidiaries in connection with an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. For the avoidance of doubt, covenants in this Section 6.4 shall not apply to Inpixon with respect to its operation of any business that is not related to the Enterprise Apps Business.

Section 6.5.   Distribution.   Inpixon shall, and shall cause each of its Subsidiaries to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with other parties in doing, all things reasonably necessary, proper or advisable to consummate the Distribution and the other transactions contemplated by the Separation and Distribution Agreement, including: (i) the taking of such reasonable acts necessary to cause the conditions precedent set forth in Section 3.3 of the Separation and Distribution Agreement to be satisfied; and (ii) finalizing an employee matters agreement in form and substance reasonably acceptable to the parties hereto (“Employee Matters Agreement”) that will provide, among other things (A) for the transfer of each Business Employee to the Company or a Company Subsidiary, (B) for participation of such Business Employees in Benefit Plans maintained or sponsored by the Company, (C) that all liabilities relating to (1) Benefit Plans maintained, sponsored or contributed to by Inpixon or any of its Subsidiaries (other than the Company) and (2) stock options and other equity or equity-related awards of Inpixon shall, in all cases, constitute retained liabilities of Inpixon.

ARTICLE VII

COVENANTS OF ACQUIROR

Section 7.1.   Trust Account Proceeds and Related Available Equity.

(a)   Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Stockholders pursuant to the Acquiror Share Redemptions, and (2) pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.2.   Nasdaq Listing.   From the date hereof through the Effective Time, Acquiror shall ensure Acquiror remains listed as a public company on Nasdaq, and shall prepare and submit to Nasdaq a listing application, if required under Nasdaq listing rules, covering the shares of Acquiror Common Stock issuable in the Merger, and shall use reasonable best efforts to obtain approval for the listing of such shares of Acquiror Common Stock and the Company shall reasonably cooperate with Acquiror with respect to such listing.

Section 7.3.   No Solicitation by Acquiror.   From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall instruct its and their representatives acting on its and their behalf, not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives. From and after the date hereof, Acquiror shall, and shall instruct its officers and directors to, and Acquiror shall instruct and cause its representatives acting on its behalf, its Subsidiaries and their respective representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives).

Section 7.4.   Acquiror Conduct of Business.

(a)   During the Interim Period, Acquiror shall, and shall cause Merger Sub to, except as contemplated by this Agreement (including any Non-Redemption Transaction or Financing Transaction), the Ancillary Agreement or required by Law or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as consented to by the

Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause Merger Sub not to, except as otherwise contemplated by this Agreement or the Ancillary Agreements or as required by Law:

(i)   seek any approval from the Acquiror Stockholders to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or Merger Sub, except as contemplated by the Transaction Proposals;

(ii)   except as contemplated by the Transaction Proposals, (x) make or declare any dividend or distribution to the stockholders of Acquiror or make any other distributions in respect of any of Acquiror’s Capital Stock or Merger Sub Capital Stock, share capital or equity interests, (y) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s Capital Stock or Merger Sub Capital Stock or equity interests, or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or Merger Sub, other than a redemption of shares of Acquiror Class A Common Stock made as part of the Acquiror Share Redemptions;

(iii)   (A) make or change any material election in respect of material Taxes, (B) amend any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes or enter into any Tax sharing or similar agreement, (E) settle any claim or assessment in respect of material Taxes, or (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;

(iv)   take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;

(v)   other than as expressly required or contemplated by the Sponsor Support Agreement or in respect of any Working Capital Loans, Non-Redemption Transactions or Financing Transactions, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(vi)   incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company Subsidiaries or guaranty any debt securities of another Person, other than any indebtedness for borrowed money or guarantee (x) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000, (y) incurred between Acquiror and Merger Sub or (z) in respect of any Working Capital Loan in an aggregate not to exceed $2,500,000;

(vii)   (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuance of the Aggregate Merger Consideration or in connection with a Non-Redemption Transaction or Financing Transaction, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(viii)   enter into any agreement to do any action prohibited under this Section 7.4.

(b)   During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

Section 7.5.   Post-Closing Directors and Officers of Acquiror.   Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall take all such actions within its power as may be necessary or appropriate such that immediately following the Effective Time:

(a)   the Board of Directors of Acquiror shall consist of five (5) directors, which shall be divided into three (3) separate classes designated as Class I, Class II and Class III;

(b)   subject to Section 7.5(a), the composition and initial division into classes of the Board of Directors of Acquiror shall consist of such directors as mutually agreed to in writing by Acquiror and the Company prior to the effectiveness of the Acquiror Registration Statement;

(c)   the term of any initial Class I director shall expire in 2023; the term of any initial Class II director shall expire in 2024; and the term of any Class III director shall expire in 2025, or, in each case, upon such director’s earlier death, resignation or removal;

(d)   the Board of Directors of Acquiror shall have a majority of “independent” directors for the purposes of Nasdaq each of whom shall serve in such capacity in accordance with the terms of the Acquiror’s Governing Documents following the Effective Time; and

(e)   the initial officers of Acquiror shall be as set forth on Section 2.6 of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the Effective Time.

Section 7.6.   Indemnification and Insurance.

(a)   From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer of (x) Inpixon, the Company and each of the Company Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Company being acquired under this Agreement) (the “Company Indemnified Parties”) and (y) the Acquiror and each of its Subsidiaries (the “Acquiror Indemnified Parties” together with the Company Indemnified Parties, the “D&O Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in their respective Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.7.

(b)   For a period of six (6) years from the Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms no less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable, for such insurance policy for the year ended December 31, 2021; provided, however, that (i) Acquiror may purchase “prior acts” coverage in the event the current directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or its respective Subsidiaries’ directors’ and officers’ liability insurance policies were to lapse containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.7 shall be continued in respect of such claim until the final disposition thereof.

(c)   Notwithstanding anything contained in this Agreement to the contrary, this Section 7.7 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 7.7.

(d)   On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

Section 7.7.   Acquiror Public Filings.   From the date hereof through the Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.8.   Stockholder Litigation.   In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Board of Directors of Acquiror by any of Acquiror’s stockholders prior to the Closing, Acquiror shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation if and to the extent all such settlement payments exceed $500,000 in the aggregate without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

ARTICLE VIII

JOINT COVENANTS

Section 8.1.   Governmental Filings.

(a)   Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) exercise its reasonable best efforts to prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

(b)   Acquiror shall cooperate in good faith with Governmental Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including, with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, neither the Company nor Acquiror shall be required to undertake any action under this Section 8.1 if such action, individually or in the aggregate, would adversely and materially impact the Company’s or Acquiror’s expected benefits from the transactions contemplated hereby.

(c)   With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third-party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided, that none of the parties shall enter into any agreement with any Governmental Authority without the written consent of the other parties. Materials required to be provided pursuant to this

Section 8.1(d) may be restricted to outside counsel and may be redacted (i) to remove references concerning the valuation of the Company; and (ii) as necessary to comply with contractual arrangements, and (iii) to remove references to privileged information. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

(d)   Each of the Company, on the one hand, and Acquiror, on the other, shall be responsible for and pay one-half of the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated hereby.

(e)   The Acquiror and the Company shall not take any action that would reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period under antitrust Laws, including by agreeing to merge with or acquire any other person or acquire a substantial portion of the assets of or equity in any other person. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 8.2.   Preparation of Registration Statements; Stockholders’ Meeting and Approvals.

(a)   Acquiror Registration Statement and Prospectus.

(i)   As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare and Acquiror shall file with the SEC, mutually acceptable materials which shall include the Acquiror Proxy Statement to be filed with the SEC as part of the Acquiror Registration Statement and sent to the Acquiror Stockholders relating to the Acquiror Stockholders’ Meeting (such Acquiror Proxy Statement, together with any amendments or supplements thereto, the “Acquiror Proxy Statement”), and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing the Company Subsidiaries and representatives to cooperate)) and file with the SEC the Acquiror Registration Statement, in which the Acquiror Proxy Statement will be included as a prospectus (the “Acquiror Proxy Statement/Prospectus”), in connection with the registration under the Securities Act of certain of the shares of Acquiror Class A Common Stock to be issued in the Merger, including any shares of Acquiror Class A Common Stock issuable upon conversion of the Acquiror Class C Common Stock (collectively, the “Acquiror Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Acquiror Proxy Statement/Acquiror Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Acquiror Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Acquiror Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, the Company Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, the Company Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Acquiror Proxy Statement/Acquiror Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Acquiror Proxy Statement/Acquiror Registration Statement to be mailed to the Acquiror Stockholders in each case promptly after the Acquiror Registration Statement is declared effective under the Securities Act.

(ii)   To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Acquiror Proxy Statement/Acquiror Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Acquiror Proxy Statement/Acquiror Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Acquiror Proxy Statement/Acquiror Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and their counsel with (i) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Acquiror Proxy Statement/Acquiror Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii)   Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Acquiror Registration Statement will, at the time the Acquiror Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Acquiror Proxy Statement will, at the date it is first mailed to the Acquiror Stockholders and at the time of the Acquiror Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv)   If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Acquiror Proxy Statement or the Acquiror Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Acquiror Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Stockholders.

(b)   Acquiror Stockholder Approval.   Acquiror shall (a) as promptly as practicable after the Acquiror Registration Statement is declared effective under the Securities Act, (i) cause the Acquiror Proxy Statement to be disseminated to Acquiror Stockholders in compliance with applicable Law, (ii) solely with respect to the Transaction Proposals, duly (1) give notice of and (2) convene and hold a meeting of its stockholders (the “Acquiror Stockholders’ Meeting”) in accordance with Acquiror’s Governing Documents and Nasdaq Listing Rule 5620(b), for a date no later than thirty (30) Business Days following the date the Acquiror Registration Statement is declared effective, and (iii) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (b) provide its stockholders with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror shall, through its Board of Directors, recommend to its stockholders the (A) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations (the “BCA Proposal”), (B) amendment and restatement of Acquiror’s certificate of incorporation (in such form and of substance as mutually agreed to by Acquiror and the Company), including any separate or unbundled proposals as are required to implement the foregoing (including clause (B) of this Section 8.2(b)(ii)) (the “Amendment Proposal”), (C) the election of directors effective as of the Closing as contemplated by Section 7.5 (the “Director Proposal”), (D) approval of the issuance of shares of Acquiror Common Stock in connection with the Merger (including the issuance of more than one percent (1%) of shares of Acquiror Common Stock to a “related party” pursuant to the rules of the Nasdaq) (the “Nasdaq Proposal”), (E) approval of the adoption by Acquiror of a equity incentive plan and associated forms of award agreements in form and substance mutually agreed to by Acquiror and the Company (the “Acquiror Incentive Plan Proposal”), (F) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Acquiror Registration Statement or correspondence related thereto, (G) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby and (H) adjournment of the Acquiror Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (H), together, the “Transaction Proposals”), and include such recommendations in the Acquiror Proxy Statement. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the stockholders of Acquiror that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the stockholders of Acquiror described in the Recitals hereto, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Stockholders’ Meeting shall not be affected by any Modification in Recommendation, (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Stockholders’ Meeting and submit for approval the Transaction Proposals and (z) Acquiror agrees that if the Acquiror Stockholder Approval shall not have been obtained at any such Acquiror Stockholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 8.2(b), and hold additional Acquiror Stockholders’ Meetings in order to obtain the Acquiror Stockholder Approval. Acquiror may only adjourn the Acquiror Stockholders’

Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Stockholders prior to the Acquiror Stockholders’ Meeting; provided that the Acquiror Stockholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Stockholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of shares of Acquiror Class A Common Stock the opportunity to elect redemption of such shares of Acquiror Class A Common Stock in connection with the Acquiror Stockholders’ Meeting, as required by Acquiror’s Governing Documents.

(c)   Company Registration Statement and Prospectus.

(i)   As promptly as practicable after the execution of this Agreement, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement, Acquiror, Inpixon, and the Company jointly prepare and the Company shall file with the SEC a registration statement on Form S-1 (the “Company Registration Statement”).

(ii)   Each of Inpixon and the Company shall use its reasonable best efforts to cause the Company Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Company Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Company Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Inpixon and the Company also agree to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, including the Distribution. Acquiror agrees to furnish to Inpixon and the Company all information concerning itself, its officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Company Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Inpixon, the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Merger and the other transactions contemplated hereby (the “Distribution Documents”). The Company will cause the Company Registration Statement to be mailed to the Company stockholders in each case promptly after the Company Registration Statement is declared effective under the Securities Act.

(iii)   To the extent not prohibited by Law, Inpixon and the Company will advise Acquiror, reasonably promptly after Acquiror receives notice thereof, of the time when the Company Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Company Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Company Registration Statement or for additional information. To the extent not prohibited by Law, Acquiror and its counsel shall be given a reasonable opportunity to review and comment on the Company Registration Statement and any Distribution Document each time before any such document is filed with the SEC, and Inpixon and the Company shall give reasonable and good faith consideration to any comments made by Acquiror and its counsel. To the extent not prohibited by Law, the Company shall provide Acquiror and its counsel with (i) any comments or other communications, whether written or oral, that Inpixon, the Company or its respective counsel may receive from time to time from the SEC or its staff with respect to the Company Registration Statement or Distribution Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Inpixon and the Company to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with Inpixon, the Company or its respective counsel in any discussions or meetings with the SEC.

(iv)   Each of Acquiror, Inpixon and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in the Company Registration Statement will, at the time the Company Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading.

(v)   If at any time prior to the Distribution any information relating to the Acquiror, Inpixon, the Company, or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by Inpixon, the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Company Registration Statement, so that such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Inpixon stockholders.

(d)   Company Stockholder Approval.   Upon the terms set forth in this Agreement, the Company shall use its reasonable best efforts to obtain promptly after the execution of this Agreement, and in any event no later than one (1) hour, the Company Stockholder Written Consent. The Written Consent shall be irrevocable with respect to all Company Capital Stock owned beneficially or of record by the Company stockholders executing such consent, or as to which such Company stockholders have, directly or indirectly, the right to vote or direct the voting thereof (which, for the avoidance of doubt, shall not limit or otherwise effect the rights provided in Article X. If the Company Stockholder Consent is not unanimous, then as promptly as reasonably practicable following the execution and delivery of this Agreement, the Company shall prepare and distribute to the equityholders of the Company who as of the Company Stockholder Approval Deadline had not executed and delivered the Written Consent a notice of action by written consent and appraisal rights as required by Sections 228 and 262 of the DGCL, as well as any additional information required by applicable Law or the Governing Documents of the Company (the “Stockholder Notice”). Acquiror shall be provided with a reasonable opportunity to review and comment on the Stockholder Notice and shall cooperate with the Company in the preparation of the Stockholder Notice and promptly provide all reasonable information regarding Acquiror and Merger Sub reasonably requested by the Company.

Section 8.3.   Support of Transaction.   Without limiting any covenant contained in Article VI or Article VII, Acquiror and the Company shall each, and each shall cause the Company Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, or the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable and in accordance with all applicable Law. Notwithstanding anything to the contrary contained herein, no action taken by the Company under this Section 8.3 will constitute a breach of Section 6.1.

Section 8.4.   Tax Matters.

(a)   The parties intend the tax treatment described in Section 8.4 of the Company Disclosure Letter (the “Intended Tax Treatment”) and shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended Tax Treatment and take all the actions described on Section 8.4 of the Company Disclosure Letter. The parties (i) shall not take any action that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment and (ii) shall not take any inconsistent position for Tax purposes unless otherwise required by a “determination” within the meaning of Section 1313 of the Code.

(b)   All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with this Agreement shall constitute Company Transaction Expenses. The applicable parties shall cooperate in filing such forms and documents as may be necessary and to obtain any exemption or refund of any Transfer Taxes.

Section 8.5.   Section 16 Matters.   Prior to the Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Company Capital Stock or acquisitions of shares of Acquiror Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule B-3 promulgated under the Exchange Act.

Section 8.6.   Extension.   Subject to Inpixon’s and the Company’s compliance with the immediately following sentence, if the Closing is not reasonably expected to be completed prior to December 16, 2022, Acquiror shall use commercially reasonable efforts to extend the time to complete a business combination by an additional three (3) months in accordance with the terms and procedures set forth in Article IX of Acquiror’s Governing Documents (an “Extension”). Within two (2) Business Days of receipt of a written request from Acquiror, Inpixon shall loan to Acquiror (as a Working Capital Loan) 50% of the funds (not to exceed $250,000 in the aggregate) determined by Acquiror as necessary to increase the outstanding amount of the Trust Account to effect such Extension (the “Extension Amount”).

Section 8.7.   Non-Redemption and Financing Transactions.   Notwithstanding anything in herein to the contrary, during the Interim Period, the Company and Acquiror shall work in good faith to (a) enter into non-redemption agreements with certain stockholders of Acquiror, which shall provide, among other things, that such stockholders of Acquiror shall not participate in the Acquiror Share Redemption with respect to the shares of Acquiror Common Stock held by such stockholders (a “Non-Redemption Transaction”) and (b) enter into financing arrangements with third parties pursuant to which such third parties would invest in equity or debt securities of Acquiror to be consummated substantially concurrently with the consummation of the Merger (a “Financing Transaction”), in each case, on terms mutually acceptable to the Company and Acquiror (with each such party acting reasonably and in good faith). If, in connection with the execution of definitive written agreements providing for a Non-Redemption Transaction and/or a Financing Transaction, in any such case, that are in form and substance reasonably acceptable to the Company and Acquiror, and one or more counterparties to such Non-Redemption Transaction and/or Financing Transaction requires as a condition to the execution of such transactions any make whole rights, grants, issuances or transfers of additional equity securities or other similar rights with respect to any shares of Acquiror Common Stock that are the subject of such Non-Redemption Transaction or such Financing Transaction, then, subject to the mutual agreement of each of the Company and Acquiror to such make-whole, grants, issuances or transfers of additional equity securities or other similar terms and conditions (such agreement not to be unreasonably withheld, conditioned or delayed), up to, but not exceeding, 1,000,000 shares of Acquiror Common Stock in aggregate for all Non-Redemption Transactions and Financing Transactions may be distributed, issued or transferred to such counterparties, in any such case, in accordance with the terms of the Non-Redemption Transaction and/or the Financing Transaction, as applicable. If Acquiror desires engage in any Non-Redemption Transaction or Financing Transaction, Inpixon and the Company agrees, and shall cause the appropriate officers and employees thereof, to use reasonable best efforts to cooperate in connection with such Non-Redemption Transaction or Financing Transaction as may be reasonably requested by Acquiror.

Section 8.8.   Cooperation; Consultation.

(a)   Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries and Affiliates (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing by the Company or Acquiror shall be subject to the parties’ mutual agreement), including (if mutually agreed to by the parties) (a) by providing such information and assistance as the other party may reasonably request (including the Company providing such financial statements and other financial data relating to the Company and the Company Subsidiaries as would be required if Acquiror were filing a general form for registration of securities under Form 10 following the consummation of the transactions contemplated hereby and a registration statement on Form S-1 for the resale of any securities issued following the consummation of the transactions contemplated hereby), (b) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and the Company Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1.   Conditions to Obligations of Acquiror, Merger Sub and the Company.   The obligations of Acquiror, Merger Sub and the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions at or prior to Closing, any one or more of which may be waived in writing by all of such parties:

(a)   The Acquiror Stockholder Approval shall have been obtained;

(b)   The Company Stockholder Approval shall have been obtained;

(c)   The Acquiror Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Acquiror Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(d)   The Internal Reorganization and the Distribution and the other transactions contemplated by the Separation and Distribution Agreement shall have been consummated in accordance with the Separation and Distribution Agreement;

(e)   There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;

(f)   Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and

(g)   The shares of Acquiror Class A Common Stock to be issued in connection with the Merger shall have been approved for listing on Nasdaq.

Section 9.2.   Conditions to Obligations of Acquiror and Merger Sub.   The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a)   (i) The representations and warranties of the Company contained in the first sentence of Section 4.6(a) shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the Company Fundamental Representations (other than the first sentence of Section 4.6(a)) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b)   Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects; and

(c)   There has not been any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 9.3.   Conditions to the Obligations of the Company.   The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)   (i) The representations and warranties of Acquiror contained in Section 5.12 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement and (ii) each of the representations and warranties of Acquiror contained in this Agreement (other than Section 5.12) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonable be expected to have a material adverse effect on Acquiror’s ability to consummate the transactions contemplated by this Agreement;

(b)   Each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects; and

(c)   The (i) aggregate amount of cash available in the Trust Account following the Acquiror Stockholders’ Meeting, after deducting the amount required to satisfy the Acquiror Share Redemption Amount (but prior to payment of any Company Transaction Expenses or Acquiror Transaction Expenses, as contemplated by Section 11.6), plus (ii) the aggregate gross purchase price of any other purchase of shares of Acquiror Common Stock (or securities convertible or exchangeable for Acquiror Common Stock) actually received by Acquiror prior to or substantially concurrently with the Closing, plus (iii) the aggregate gross purchase price of any other purchase of shares of Company Common Stock (or securities convertible or exchangeable for Company Common Stock) actually received by Company prior to or substantially concurrently with the Closing, is equal to or greater than $9,500,000.

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.1.   Termination.   This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)   by mutual written consent of the Company and Acquiror;

(b)   by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(c)   by the Company or Acquiror if the Acquiror Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d)   prior to the Closing by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before March 16, 2023 (the “Agreement End Date”), unless Acquiror is in material breach hereof;

(e)   by Acquiror if the Company Stockholder Approval shall not have been obtained within one (1) hour of the effective date of the Acquiror Registration Statement; or

(f)   prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) if there has been an uncured breach by Sponsor of its obligations under Section 1.4(a) of the Sponsor Support Agreement, or (iii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in material breach hereof.

Section 10.2.   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than (a) payment of any Company Termination Fee or Acquiror Termination Fee payable pursuant to Section 10.3 or (b) liability of the Company, Acquiror or Merger Sub, as the case may be, for fraud or any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

Section 10.3.   Termination Fees.

(a)   If this Agreement shall have been terminated by Acquiror or Merger Sub pursuant to Section 10.1(d)(i) or Section 10.1(e), Inpixon shall, within three (3) Business Days of such termination, pay to Acquiror by wire transfer of immediately available funds to one or more accounts designated by Acquiror the sum of $2,000,000 (the “Company Termination Fee”). Payment of the Company Termination Fee shall not constitute liquidated damages and shall be without prejudice to any other rights or remedies of Acquiror pursuant to this Agreement (including pursuant to Section 11.15) or applicable Law. Following receipt by Acquiror of the Company Termination Fee in accordance with this Section 10.3(a), Inpixon and the Company shall have no further liability with respect to this Agreement or the transactions contemplated herein to Acquiror, its Affiliates or any other Person, other than in respect of its fraud or willful and material breach of this Agreement. If Inpixon fails to timely pay the Company Termination Fee when due, then it shall pay Acquiror the interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made plus five percent (5%) per annum through the date such payment is actually received.

(b)   If this Agreement shall have been terminated by the Company pursuant to Section 10.1(f)(i) or Section 10.1(f)(ii), Acquiror shall, within three (3) Business Days of such termination, pay to the Company by wire transfer of immediately available funds to one or more accounts designated by the Company the sum of $2,000,000 (the “Acquiror Termination Fee”). Payment of the Acquiror Termination Fee shall not constitute liquidated damages and shall be without prejudice to any other rights or remedies of Inpixon or the Company pursuant to this Agreement (including pursuant to Section 11.15) or applicable Law. Following receipt by the Company of the Acquiror Termination Fee in accordance with this Section 10.3(b), Acquiror shall have no further liability with respect to this Agreement or the transactions contemplated herein to Inpixon, the Company or their respective Affiliates or any other Person, other than in respect of its fraud or willful and material breach of this Agreement. If Acquiror fails to timely pay the Acquiror Termination Fee when due, then it shall pay the Company the interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made plus five percent (5%) per annum through the date such payment is actually received.

(c)   The Parties acknowledge that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1.   Trust Account Waiver.   The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated December 14, 2020 (the “KINS IPO Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the KINS IPO Prospectus; (ii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public stockholders; and (iii) if Acquiror holds a stockholder vote to amend Acquiror’s amended and restated certificate of incorporation to modify the substance or timing of the obligation to allow redemption in connection with a Business Combination or to redeem 100% of Acquiror Common Stock if Acquiror fails to complete a Business Combination within the allotted time period, then for the redemption of any Acquiror Common Stock properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 11.2.   Waiver.   Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, Board of Managers, managing members or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3.   Notices.   All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a)   If to Acquiror or Merger Sub prior to the Closing, or to the Surviving Corporation after the Effective Time, to:

KINS Technology Group Inc.
Four Palo Alto Square, Suite 200
3000 El Camino Real
Palo Alto, California 94306
Attention: Khurram Sheikh, Chief Executive Officer
Email: khurram@kins-tech.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, CA 94301
Attention: Michael Mies
Email: michael.mies@skadden.com

(b)   If to Inpixon or the Company prior to the Closing to:

Inpixon
2479 E. Bayshore Road, Suite 195
Palo Alto, California 94303
Attention: Nadir Ali, Chief Executive Officer
Email: nadir.ali@inpixon.com

with copies to (which shall not constitute notice):

Mitchell Silberberg & Knupp LLP
437 Madison Ave., 25th Floor
New York, New York 10022
Attention: Blake J. Baron
Email: bjb@msk.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 11.4.   Assignment.   No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 11.5.   Rights of Third Parties.   Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any rights or remedies under or by reason of this Agreement; provided, however, that (a) the D&O Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 7.6, and (b) the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.

Section 11.6.   Expenses.   Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, Acquiror shall (x) pay or cause to be paid, the Unpaid Transaction Expenses in accordance with Section 2.4(c), (y) reimburse or cause to be reimbursed to Inpixon any other Company Transaction Expenses (whether incurred at or prior to the consummation of the Merger) that are not Unpaid Transaction Expenses, and (z) pay or cause to be paid, any transaction expenses of Acquiror (including transaction expenses incurred, accrued, paid or payable by Acquiror’s Affiliates on Acquiror’s behalf) (the “Acquiror Transaction Expenses”), in accordance with Section 2.4(c). For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 11.6 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.

Section 11.7.   Governing Law.   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.8.   Headings; Counterparts; Effectiveness.   The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Agreement may be delivered by email (including by .pdf, .tif, .gif, .jpeg or similar formatted attachment thereto) by any party and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required. This Agreement shall become effective when each party hereto shall have received one or more counterparts hereof signed by each of the other parties hereto and unless and until such receipt, this Agreement shall have no effect and no party hereto shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.9.   Company and Acquiror Disclosure Letters.   The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement.

The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.10.   Entire Agreement.   (i) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (ii) the Sponsor Support Agreement and Company Holders Support Agreement and (iii) the Mutual Nondisclosure Agreement, dated as of June 21, 2022, between Acquiror and the Company (the “Confidentiality Agreement”) (clause (ii), (iii) and (iv), collectively, the “Ancillary Agreements”) constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.11.   Amendments.   This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement; provided that, after the Acquiror Stockholder Approval has been obtained, no amendment or modification to this Agreement shall be made that by Law requires the further approval of the stockholders of Acquiror without such further approval.

Section 11.12.   Publicity.

(a)   All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).

(b)   The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.

Section 11.13.   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.14.   Jurisdiction; Waiver of Jury Trial.

(a)   Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11.14.

(b)   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.15.   Enforcement.   The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of this Agreement and to specific enforcement of the terms and provisions of this Agreement, without proof of damages, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall oppose the granting of specific performance and other equitable relief or allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith. The parties hereto acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated hereby and without that right, none of the parties hereto would have entered into this Agreement.

Section 11.16.   Non-Recourse.   Except as otherwise set forth in this Agreement, in the case of claims against a Person in respect of such Person’s fraud:

(a)   solely with respect to the Company, Acquiror and Merger Sub, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Acquiror and Merger Sub as named parties hereto; and

(b)   except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 11.17.   Non-Survival of Representations, Warranties and Covenants.   Except (x) as otherwise contemplated by Section 10.2, or (y) in the case of claims against a Person in respect of such Person’s fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

Section 11.18.   Conflicts and Privilege.

(a)   Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “KINS Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Company Group, on the other hand, any legal counsel, including Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the KINS Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsor. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsor and/or any other member of the KINS Group, on the one hand, and Skadden, on the other hand (the “Skadden Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the KINS Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Skadden Privileged Communications, whether located in the records or email server of the Acquiror, Surviving Corporation or their respective Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Skadden Privileged Communications, by virtue of the Merger.

(b)   Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Company Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the KINS Group, on the other hand, any legal counsel, including Mitchell Silberberg & Knupp LLP (“MSK”) that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Company Group, on the one hand, and MSK, on the other hand (the “MSK Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the MSK Privileged Communications, whether located in the records or email server of the Acquiror, Surviving Corporation or their respective Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the MSK Privileged Communications, by virtue of the Merger.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

KINS TECHNOLOGY GROUP INC.

By:	/s/ Khurram P. Sheikh
Name: Khurram P. Sheikh
Title: Chief Executive Officer

KINS MERGER SUB INC.

By:	/s/ Khurram P. Sheikh
Name: Khurram P. Sheikh
Title: Director

INPIXON

By:	/s/ Nadir Ali
Name: Nadir Ali
Title: CEO

CXAPP HOLDING CORP.

By:	/s/ Nadir Ali
Name: Nadir Ali
Title: President

ANNEX B

SEPARATION AND DISTRIBUTION AGREEMENT

by and among

INPIXON,

CXAPP HOLDING CORP.,

DESIGN REACTOR, INC.

and

KINS TECHNOLOGY GROUP INC.

Dated as of September 25, 2022

List of Schedules

1.1(43)(ii)	Enterprise Apps Assets – General
1.1(43)(v)	Enterprise Apps Assets – Leases/Subleases
1.1(43)(vii)	Enterprise Apps Assets – Intellectual Property
1.1(43)(x)	Enterprise Apps Assets – IT Assets
1.1(47)	Enterprise Apps Contracts
1.1(51)(ii)	Enterprise Apps Liabilities – General
1.1(51)(vi)	Enterprise Apps Liabilities – Actions
1.1(79)(i)	Inpixon Retained Assets
1.1(82)	Inpixon Retained Liabilities
1.1(83)	Inpixon Retained Names
1.1(102)	Other Inpixon Securities
1.1(136)	Transferred Entities
2.3(a)	Shared Contracts
2.10(a)(i)	Guarantees Provided by CXApp Group
2.10(a)(ii)	Guarantees Provided by Inpixon Group
3.2(b)	Inpixon Warrant Holders

B-ii

SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT (this “Agreement”), dated as of September 25, 2022, is entered into by and among Inpixon, a Nevada corporation (“Inpixon”), CXApp Holding Corp., a Delaware corporation and a wholly-owned subsidiary of Inpixon (“Spinco”), Design Reactor, Inc., a California corporation (“Design Reactor” and., together with Spinco, the “CXApp Parties”), and KINS Technology Group Inc., a Delaware corporation (“KINS”). “Party” or “Parties” means Inpixon or the CXApp Parties, individually or collectively, as the case may be. Capitalized terms used and not defined herein shall have the meaning set forth in Section 1.1.

W I T N E S S E T H:

WHEREAS, Inpixon owns 100% of the common stock, par value $0.00001 per share, of Spinco (the “Spinco Stock”), and Spinco, after the Internal Reorganization is complete, will own 100% of the capital stock and equity interests in Design Reactor;

WHEREAS, Inpixon, acting through its direct and indirect Subsidiaries, currently conducts the Inpixon Retained Business and the Enterprise Apps Business;

WHEREAS, the Board of Directors of Inpixon (the “Inpixon Board”) has determined that it is appropriate, desirable and in the best interests of Inpixon and its stockholders, on the terms and subject to the conditions set forth in this Agreement, to separate the Enterprise Apps Business from the Inpixon Retained Business (the “Separation”);

WHEREAS, in order to effect the Separation, the Inpixon Board has determined that it is appropriate, desirable and in the best interests of Inpixon and its stockholders for Inpixon to undertake the Internal Reorganization and, in connection therewith effect the Contribution, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Inpixon Board has further determined that it is appropriate and desirable, on the terms and subject to the conditions set forth in this Agreement, following the Separation, to make a distribution of the Enterprise Apps Business to the holders of Inpixon Stock and Other Inpixon Securities on the Record Date through the distribution of all of the outstanding shares of Spinco Stock to holders of Inpixon Stock and Other Inpixon Securities on the Record Date on a pro rata, one for one basis (the “Distribution”), in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, immediately following the Distribution, Inpixon will hold none of the outstanding shares of Spinco Stock;

WHEREAS, the Inpixon Board has further determined that it is appropriate and desirable, on the terms and conditions contemplated in the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), among Inpixon, Spinco, Design Reactor, KINS and KINS Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of KINS (“Merger Sub”), following the Separation and Distribution, Merger Sub will merge with and into Spinco, with Spinco continuing as the surviving corporation (the “Merger”);

WHEREAS, pursuant to the Merger, shares of Spinco Stock will be exchanged for shares of Acquirer Common Stock, on the terms and conditions set forth in the Merger Agreement;

WHEREAS, Inpixon and Spinco will prepare, and Spinco will file with the SEC, the Form S-1, which will include the Prospectus and will set forth certain disclosure concerning Spinco, the Separation, the Distribution and the Merger;

WHEREAS, (i) the Inpixon Board has (x) determined that the transactions contemplated by this Agreement, the Merger Agreement and the Ancillary Agreements have a valid business purpose, are in furtherance of and consistent with its business strategy and are in the best interests of Inpixon and its stockholders and (y) approved this Agreement, the Merger Agreement and each of the Ancillary Agreements, (ii) the Board of Directors of Spinco has approved this Agreement, the Merger Agreement and each of the Ancillary Agreements (to the extent Spinco is a party thereto) and (iii) the Board of Directors of Design Reactor has approved this Agreement, the Merger Agreement and each of the Ancillary Agreements (to the extent Design Reactor is a party thereto);

WHEREAS, the Board of Directors of KINS has approved this Agreement, the Merger Agreement and each of the Ancillary Agreements (to the extent KINS is a party thereto);

WHEREAS, the Parties and KINS desire to set forth the principal corporate transactions required to effect the Separation and the Distribution, and certain other agreements relating to the relationship of Inpixon and the CXApp Parties and their respective Subsidiaries following the Distribution;

WHEREAS, it is the intention of the Parties and KINS that the (i) Separation, Contribution and Distribution, together with certain related transactions, will qualify as tax-free pursuant to Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”); and (ii) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

WHEREAS, this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties and KINS hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1   General.   As used in this Agreement, the following terms shall have the following meanings:

(1)   “Acquirer Common Stock” shall have the meaning set forth in the Merger Agreement.

(2)   “Action” shall mean any demand, action, claim, suit, countersuit, arbitration, inquiry, subpoena, case, litigation, proceeding or investigation (whether civil, criminal, administrative or investigative) by or before any court or grand jury, any Governmental Entity or any arbitration or mediation tribunal.

(3)   “Affiliate” shall mean, when used with respect to a specified Person and at a point in, or with respect to a period of, time, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person at such point in or during such period of time. For the purposes of this definition, “control”, when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that, from and after the Distribution Time, solely for purposes of this Agreement, (i) no member of the CXApp Group shall be deemed an Affiliate of any member of the Inpixon Group and (ii) no member of the Inpixon Group shall be deemed an Affiliate of any member of the CXApp Group.

(4)   “Agent” means Continental Stock Transfer & Trust Company, a New York corporation, as the distribution agent appointed by Inpixon to distribute to the stockholders of Inpixon and the holders of Other Inpixon Securities all of the outstanding shares of Spinco Stock pursuant to the Distribution.

(5)   “Agreement” shall have the meaning set forth in in the Preamble.

(6)   “Amended Financial Report” shall have the meaning set forth in Section 6.3(b).

(7)   “Ancillary Agreements” shall mean the Transition Services Agreements, the Employee Matters Agreement, the Tax Matters Agreement, any Continuing Arrangements, any and all Conveyancing and Assumption Instruments, and any other agreements to be entered into by and between any member of the Inpixon Group, on one hand, and any member of the CXApp Group, on the other hand, at, prior to or after the Distribution Time in connection with the Separation, the Distribution and the other transactions contemplated by this Agreement.

(8)   “Assets” shall mean all rights (including Intellectual Property), title and ownership interests in and to all properties, claims, Contracts, businesses, or assets (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, in each case, whether or not recorded or reflected on the books and records or financial statements of any Person. Except as otherwise specifically set forth herein, in the Employee Matters Agreement or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement and, therefore, Tax assets (including any Tax items, attributes or rights to receive any Refunds (as defined in the Tax Matters Agreement)) shall not be included in the definition of Assets.

(9)   “Assume” shall have the meaning set forth in Section 2.2(c); and the terms “Assumed” and “Assumption” shall have their correlative meanings.

(10)   “Business” shall mean the Inpixon Retained Business or the Enterprise Apps Business, as applicable.

(11)   “Business Day” shall mean any day other than Saturday or Sunday and any other day on which commercial banking institutions located in New York, New York are required, or authorized by Law, to remain closed.

(12)   “Business Entity” shall mean any corporation, partnership, limited liability company, joint venture, foreign entity or other corporate organization which may legally hold title to Assets.

(13)   “Cash Equivalents” shall mean (i) cash and (ii) checks, certificates of deposit having a maturity of less than one year, money orders, marketable securities, money market funds, commercial paper, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Entity, minus the amount of any outbound checks, plus the amount of any deposits in transit. For the purposes of Section 2.12, “Cash Equivalents” shall not include any cash in transit at the Distribution Time.

(14)   “Chosen Courts” shall have the meaning set forth in Section 9.16(b).

(15)   “Closing” shall have the meaning set forth in the Merger Agreement.

(16)   “Code” shall have the meaning set forth in the Recitals.

(17)   “Commission” shall mean the United States Securities and Exchange Commission.

(18)   “Confidential Information” shall mean all non-public, confidential or proprietary Information to the extent concerning a Party, its Group and/or its Subsidiaries or with respect to Design Reactor, the Enterprise Apps Business, any Enterprise Apps Assets or any Enterprise Apps Liabilities or with respect to Inpixon, the Inpixon Retained Business, any Inpixon Retained Assets or any Inpixon Retained Liabilities, including any such Information that was acquired by any Party after the Distribution Time pursuant to Article VI or otherwise in accordance with this Agreement, or that was provided to a Party by a third party in confidence, including (a) any and all technical information relating to the design, operation, testing, test results, procedures, processes, development, and manufacture of any Party’s products, technologies, or materials or that of a Party’s partners (including specifications and documentation; engineering, design, and manufacturing drawings, diagrams, layouts, maps and illustrations; formulations and material specifications; quality assurance policies, procedures and specifications; evaluation and validation studies; process control and/or shop-floor control strategy, logic or algorithms; assembly code, Software, firmware, programming data, databases, and all information referred to in the same); costs, margins and pricing; as well as product marketing studies and strategies; all other methodologies, procedures, techniques and Know-How related to discovery, research, engineering, development and manufacturing; (b) information, documents and materials relating to the Party’s financial condition, management and other business conditions, prospects, plans, procedures, partners, infrastructure, security, information technology procedures and systems, and other business or operational affairs; (c) pending unpublished patent applications and Trade Secrets; and (d) any other data or documentation resident, existing or otherwise provided in a database or in a storage medium, permanent or temporary, intended for confidential, proprietary and/or privileged use by a Party; except for any Information that is (i) in the public domain or known to the public through no fault of the receiving Party or its Subsidiaries, (ii) lawfully acquired after the Distribution Time by such Party or its Subsidiaries from other sources not known to be subject to confidentiality obligations with respect to such Information or (iii) independently developed by the receiving Party after the Distribution Time without reference to any Confidential Information. As used herein, by example and without limitation, Confidential Information shall include any Information of a Party intended or marked as confidential, proprietary and/or privileged.

(19)   “Consents” shall mean any consents, waivers, notices, reports or other filings to be obtained from or made, including with respect to any Contract, or any registrations, licenses, permits, authorizations to be obtained from, or approvals from, or notification requirements to, any third parties, including any third party to a Contract and any Governmental Entity.

(20)   “Consulting Agreement” shall mean the consulting agreement, in substantially the form and substance agreed to by the Parties prior to the Distribution Time, which Design Reactor shall have entered into with Nadir Ali, effective as of the Distribution Time and in exchange for fees to be determined.

(21)   “Continuing Arrangements” shall mean:

(i)   this Agreement and the Ancillary Agreements (and each other Contract expressly contemplated by this Agreement or any Ancillary Agreement to be entered into or continued by any of the Parties or any of the members of their respective Groups); and

(ii)   any Contracts or intercompany accounts solely between or among members of the CXApp Group.

(22)   “Contract” shall mean any agreement, contract, subcontract, obligation, binding understanding, note, indenture, instrument, option, lease, promise, arrangement, release, warranty, license, sublicense, insurance policy, benefit plan, purchase order or legally binding commitment or undertaking of any nature (whether written or oral and whether express or implied).

(23)   “Contribution” shall mean the contribution by Inpixon to Spinco of the Contribution Amount.

(24)   “Contribution Amount” shall mean the cash amount, to be contributed by Inpixon such that Design Reactor shall have an aggregate of $10 million in Cash Equivalents on its balance sheet as of the Effective Time.

(25)   “Conveyancing and Assumption Instruments” shall mean, collectively, the various Contracts, including the related local asset transfer agreements and local stock transfer agreements, and other documents entered into prior to the Distribution Time and to be entered into to effect the Contribution and the Transfer of Assets and the assumption of liabilities in the manner contemplated by this Agreement (including the Internal Reorganization), or otherwise relating to, arising out of or resulting from the transactions contemplated by this Agreement, in such form or forms as the applicable Parties thereto agree.

(26)   “Covered Matter” shall have the meaning set forth in Section 8.1(i).

(27)   “Credit Support Instruments” shall mean any letters of credit, performance bonds, surety bonds, bankers acceptances, or other similar arrangements.

(28)   “CXApp Debt Obligations” shall mean all Indebtedness of Design Reactor or any other member of the CXApp Group.

(29)   CXApp Disclosure” shall mean any form, statement, schedule or other material (other than the Spin-off Disclosure Documents) filed with or furnished to the Commission, including in connection with Spinco’s obligations under the Securities Act and the Exchange Act, any other Governmental Entity, or holders of any securities of any member of the CXApp Group, in each case, on or after the Distribution Time by or on behalf of any member of the CXApp Group in connection with the registration, sale, or distribution of securities or disclosure related thereto (including periodic disclosure obligations).

(30)   “CXApp Group” shall mean Spinco, Design Reactor and each Person that is a direct or indirect Subsidiary of Spinco as of the Distribution Time (but after giving effect to the Internal Reorganization), including the Transferred Entities; provided, however, that for the avoidance of doubt, no member of the Inpixon Group shall be treated as a member of the CXApp Group.

(31)   “CXApp Indemnitees” shall mean each member of the CXApp Group and each of their respective Affiliates from and after the Distribution Time and each member of the CXApp Group’s and such respective Affiliates’ respective current, former and future directors, officers, employees and agents (solely in their respective capacities as current, former and future directors, officers, employees or agents of any member of the CXApp Group or their respective Affiliates) and each of the heirs, administrators, executors, successors and assigns of any of the foregoing, except, for the avoidance of doubt, the Inpixon Indemnitees.

(32)   “CXApp Licensed Intellectual Property” shall have the meaning set forth in Section 4.3(b).

(33)   “CXApp Parties” shall have the meaning set forth in the Preamble.

(34)   CXApp Released Liabilities” shall have the meaning set forth in Section 5.1(a)(ii).

(35)   “Design Reactor” shall have the meaning set forth in the Preamble.

(36)   “Design Reactor Balance Sheet” shall mean Design Reactor’s unaudited pro forma combined condensed balance sheet, including the notes thereto, as of December 31, 2021, as included in the Form S-1.

(37)   “Dispute Notice” shall have the meaning set forth in Section 7.1.

(38)   “Disputes” shall have the meaning set forth in Section 7.1.

(39)   “Distribution” shall have the meaning set forth in the Recitals.

(40)   “Distribution Date” shall mean the date on which Inpixon, through the Agent, distributes all of the issued and outstanding shares of Spinco Stock to holders of Inpixon Stock and Other Inpixon Securities in the Distribution, and “Distribution Time” shall mean the time at which the Distribution occurs on the Distribution Date, which shall be deemed to be 12:01 a.m., New York time on the Distribution Date.

(41)   “Effective Time” shall have the meaning set forth in the Merger Agreement.

(42)   “Employee Matters Agreement” shall mean that certain Employee Matters Agreement to be entered into between Inpixon, Design Reactor and Merger Sub or any members of their respective Groups in connection with the Separation, the Distribution, the Merger or the other transactions contemplated by this Agreement, as such agreement may be modified or amended from time to time in accordance with its terms.

(43)   “Enterprise Apps Assets” shall mean, without duplication:

(i)   all interests in the capital stock of, or membership or other equity interests in, the members of the CXApp Group (other than Spinco) held, directly or indirectly, by Inpixon immediately prior to the Distribution Time;

(ii)   the Assets set forth on Schedule 1.1(43)(ii) (which for the avoidance of doubt is not a comprehensive listing of all Enterprise Apps Assets and is not intended to limit other clauses of this definition of Enterprise Apps Assets);

(iii)   any and all Assets that are expressly contemplated by this Agreement or any Ancillary Agreement as Assets which have been or are to be Transferred to or retained by any member of the CXApp Group;

(iv)   any and all Assets (other than Cash Equivalents, which shall be governed solely by Section 2.12) of either Inpixon or Design Reactor or any members of its Group included or reflected as Assets of the CXApp Group on the Design Reactor Balance Sheet or the accounting records supporting such balance sheet and any Assets acquired by or for Design Reactor or any member of the CXApp Group subsequent to the date of the Design Reactor Balance Sheet which, had they been so acquired on or before such date and owned as of such date, would have been reflected on the Design Reactor Balance Sheet if prepared on a consistent basis, subject to any dispositions of any of such Assets subsequent to the date of the Design Reactor Balance Sheet; provided, that the amounts set forth on the Design Reactor Balance Sheet with respect to any Assets shall not be treated as minimum amounts or limitations on the amount of such Assets that are included in the definition of Enterprise Apps Assets pursuant to this clause;

(v)   all rights, title and interest in, to and under the leases or subleases of the real property set forth on Schedule 1.1(43)(v) and other leases primarily related to the Enterprise Apps Business, including, to the extent provided for in such leases or subleases, any land and land improvements, structures, buildings and building improvements, other improvements and appurtenances (the “Enterprise Apps Leased Real Property”);

(vi)   all Enterprise Apps Contracts;

(vii)   all Intellectual Property primarily used, primarily practiced, primarily held for the use or practice, or otherwise primarily related to the Enterprise Apps Business, including the Intellectual Property applications, registrations and issuances set forth on Schedule 1.1(43)(vii) (the “Enterprise Apps Intellectual Property”), and all Intellectual Property Documentation relating to any of the foregoing;

(viii)   all licenses, permits, registrations, approvals and authorizations which have been issued by any Governmental Entity and are held by a member of the CXApp Group, or to the extent transferable, relate primarily to or, are used primarily in the Enterprise Apps Business (other than to the extent that any member of the Inpixon Group benefits from such licenses, permits, registrations, approvals and authorizations in connection with the Inpixon Retained Business);

(ix)   all Information (i) exclusively related to the Enterprise Apps Business and (ii) with respect to Information that is primarily related to, or primarily used in, the Enterprise Apps Business that portion of such Information that primarily relates to the Enterprise Apps Business, excluding any Enterprise Apps Intellectual Property (which is addressed in Section 1.1(43)(vii) above);

(x)   all IT Assets listed on Schedule 1.1(43)(x) and all other IT Assets to the extent primarily used in the Enterprise Apps Business;

(xi)   all goodwill primarily related to the Enterprise Apps Business but not connected with the use of, and symbolized by, any Trademarks included in the Inpixon Retained IP, together with the goodwill of the business connected with the use of, and symbolized by, any Trademarks included in the Enterprise Apps Intellectual Property;

(xii)   all office equipment and furnishings located at the physical site of which the ownership or a leasehold or sub leasehold interest is being transferred to or retained by a member of the CXApp Group, and which as of the Distribution Time is not subject to a lease or sublease back to a member of the Inpixon Group (excluding any office equipment and furnishings owned by persons other than Inpixon and its Subsidiaries);

(xiii)   subject to Article VIII, any rights of any member of the CXApp Group under any insurance policies held solely by one or more members of the CXApp Group and which provide coverage solely to one or more members of the CXApp Group (excluding any insurance policies issued by any captive insurance company of the Inpixon Group); and

(xiv)   all other Assets (other than Assets that are of the type that would be listed in clauses (v), (vii), (viii), (x), (xii) and (xiii)) that are held by the CXApp Group or the Inpixon Group immediately prior to the Distribution Time and that are (i) exclusively related to the Enterprise Apps Business and (ii) with respect to other Assets that are primarily related to, or primarily used in, the Enterprise Apps Business that portion of such Assets that primarily relate to the Enterprise Apps Business as conducted immediately prior to the Distribution Time (the intention of this clause (xiv) is only to rectify an inadvertent omission of transfer or assignment of any Asset that, had the Parties given specific consideration to such Asset as of the date of this Agreement, would have otherwise been classified as an Enterprise Apps Asset based on the principles of this Section 1.1(43)); provided that no Asset shall be an Enterprise Apps Asset solely as a result of this clause (xiv) unless a written claim with respect thereto is made by Design Reactor on or prior to the date that is twenty-four (24) months after the Distribution Time.

(44)   Notwithstanding anything to the contrary herein, the Enterprise Apps Assets shall not include (i) any Assets that are expressly contemplated by this Agreement or by any Ancillary Agreement (or the Schedules hereto or thereto) as Assets to be retained by or Transferred to any member of the Inpixon Group (including all Inpixon Retained Assets), or (ii) any Assets governed by the Tax Matters Agreement or Employee Matters Agreement.

(45)   “Enterprise Apps Asset Transferee” shall mean any Business Entity that is or will be a member of the CXApp Group or a Subsidiary of Design Reactor to which the Enterprise Apps Assets shall be or have been transferred at or prior to the Distribution Time, or which is contemplated by the Internal Reorganization or this Agreement or the Ancillary Agreements to occur after the Distribution Time, by Inpixon in order to consummate the transactions contemplated hereby.

(46)   “Enterprise Apps Business” shall mean the business related to the (i) software-as-a-service app and mapping platforms which enable corporate enterprise organizations to provide a custom-branded, location-aware employee app focused on enhancing the workplace experience and hosting virtual and hybrid events, (ii) augmented reality, computer vision, localization, navigation, mapping, and 3D reconstruction technologies, (iii) “on-device “blue dot” indoor location and motion technologies and (iv) any other businesses comprising the CXApp Group, including the businesses and operations conducted prior to the Distribution Time by any member of the CXApp Group and any other businesses or operations conducted primarily through the use of the Enterprise Apps Assets, as such businesses are described in the Form S-1, or established by or for Design Reactor or any of its Subsidiaries after the Distribution Time and shall include the Enterprise Apps Former Business; provided that the Enterprise Apps Business shall not include any Inpixon Former Business.

(47)   “Enterprise Apps Contracts” shall mean the following Contracts to which either Party or any member of its Group is a party or by which it or any member of its Group or any of their respective Assets is bound, whether or not in writing; provided that the term Enterprise Apps Contracts shall not include any Contract that is contemplated to be retained by Inpixon or any member of the Inpixon Group from and after the Distribution Time pursuant to any provision of this Agreement or any Ancillary Agreement:

(a)   (i) any customer, reseller, distributor or development Contract entered into prior to the Distribution Time exclusively related to the Enterprise Apps Business and (ii) with respect to any customer, reseller, distributor or development contract or agreement entered into prior to the Distribution Time that relates to the Enterprise Apps Business but is not exclusively related to the Enterprise Apps Business, that portion of any such contract or agreement that primarily relates to the Enterprise Apps Business;

(b)   (i) any supply or vendor Contract entered into prior to the Distribution Time exclusively related to the Enterprise Apps Business and (ii) with respect to any supply or vendor Contract entered into prior to the Distribution Time that relates to the Enterprise Apps Business but is not exclusively related to the Enterprise Apps Business, that portion of any such Contract that primarily relates to the Enterprise Apps Business;

(c)   any joint venture or partnership Contract that relates primarily to the Enterprise Apps Business as of the Distribution Time;

(d)   any guarantee, indemnity, representation, covenant, warranty or other Liability of either Party or any member of its Group in respect of any other Enterprise Apps Contract, any Enterprise Apps Liability or the Enterprise Apps Business;

(e)   any Contract concerning Intellectual Property with any current or former CXApp Group employee, Inpixon Group employee, consultant of the CXApp Group or consultant of the Inpixon Group, in each case entered into prior to the Distribution Time (i) that is exclusively related to the Enterprise Apps Business or (ii) if not exclusively related to the Enterprise Apps Business, that portion of any such agreement that primarily relates to the Enterprise Apps Business;

(f)   any Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue) pursuant to which either Party or any member of its Group is granted by a third Person the right to use Intellectual Property used or held for use in the operation of the Enterprise Apps Business;

(g)   any Contract that is expressly contemplated pursuant to this Agreement or any of the Ancillary Agreements to be assigned to, or be a Contract in the name of, Design Reactor or any member of the CXApp Group;

(h)   any interest rate, currency, commodity or other swap, collar, cap or other hedging or similar Contracts exclusively related to the Enterprise Apps Business;

(i)   any credit or other financing Contract entered into by Design Reactor and/or any member of the CXApp Group in connection with the Separation;

(j)   any Contract entered into in the name of, or expressly on behalf of, any division, business unit or member of the CXApp Group;

(k)   any other Contract exclusively related to the Enterprise Apps Business or Enterprise Apps Assets;

(l)   Enterprise Apps Leased Real Property; and

(m)   any other Contracts or settlements set forth on Schedule 1.1(47), including the right to recover any amounts under such Contracts, leases or settlements.

(48)   Enterprise Apps Environmental Liabilities” shall mean any and all Environmental Liabilities, whether arising before, at or after the Distribution Time, to the extent relating to or resulting from or arising out of (i) the past, present or future operation, conduct or actions of the CXApp Group, Enterprise Apps Business or the past, present or future use of the Enterprise Apps Assets or (ii) the Enterprise Apps Former Businesses or Enterprise Apps Former Real Property, including, without limitation, any agreement, decree, judgment, or order relating to the foregoing entered into by Inpixon or any Affiliate of Inpixon prior to the Distribution Time, but in any event excluding the Excluded Environmental Liabilities.

(49)   “Enterprise Apps Former Businesses” shall mean any Former Business that, at the time of sale, conveyance, assignment, transfer, disposition, divestiture (in whole or in part) or discontinuation, abandonment, completion or termination of the operations, activities or production thereof, was primarily managed by or associated with the Enterprise Apps Business as then conducted.

(50)   “Enterprise Apps Former Real Property” shall mean any real property that at the time of sale, conveyance, assignment, transfer, disposition, divestiture (in whole or in part) or discontinuation, abandonment, completion or termination of the operations, activities or production thereof, was primarily owned, leased or operated in connection with the Enterprise Apps Business or any of the Enterprise Apps Former Businesses.

(51)   “Enterprise Apps Liabilities” shall mean:

(i)   any and all Liabilities of either Party or any members of its Group to the extent relating to, arising out of or resulting from (a) the operation or conduct of the Enterprise Apps Business, as conducted at any time prior to, at or after the Distribution Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority) of the CXApp Group and any and all Liability relating to, arising out of or resulting from any unclaimed property); (b) the operation or conduct of any business conducted by any member of the CXApp Group at any time after the Distribution Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority) of the CXApp Group and any and all Liability relating to, arising out of or resulting from any unclaimed property); or (c) any Enterprise Apps Asset, whether arising before, at or after the Distribution Time (including any Liability relating to, arising out of or resulting from Enterprise Apps Contracts, Shared Contracts (to the extent such Liability relates to the Enterprise Apps Business) and any real property and leasehold interests);

(ii)   the Liabilities set forth on Schedule 1.1(51)(ii) and any and all other Liabilities that are expressly provided by this Agreement or any of the Ancillary Agreements as Liabilities to be assumed by Design Reactor or any other member of the CXApp Group, and all agreements, obligations and Liabilities of Design Reactor or any other member of the CXApp Group under this Agreement or any of the Ancillary Agreements;

(iii)   any and all Liabilities reflected on the Design Reactor Balance Sheet or the accounting records supporting such balance sheet and any Liabilities incurred by or for Design Reactor or any member of the CXApp Group subsequent to the date of the Design Reactor Balance Sheet which, had they been so incurred on or before such date, would have been reflected on the Design Reactor Balance Sheet if prepared on a consistent basis, subject to any discharge of any of such Liabilities subsequent to the date of the Design Reactor Balance Sheet; it being understood that (A) the Design Reactor Balance Sheet shall be used to determine the types of, and methodologies used to determine those Liabilities that are included in the definition of Enterprise Apps Liabilities pursuant to this clause (iii) and; (B) the amounts set forth on the Design Reactor Balance Sheet should not be treated as minimum amounts or limitation on the amount of such Liabilities that are included in the definition of Enterprise Apps Liabilities pursuant to this clause (iii);

(iv)   any and all Enterprise Apps Environmental Liabilities arising after the Distribution Time;

(v)   any and all Liabilities (including under applicable federal and state securities Laws) relating to, arising out of or resulting from (A) the Spin-off Disclosure Documents or (B) any CXApp Disclosure;

(vi)   for the avoidance of doubt, and without limiting any other matters that may constitute Enterprise Apps Liabilities, any Liabilities resulting from any Action to the extent relating to, arising out of or resulting from the Enterprise Apps Business, including all Actions listed on Schedule 1.1(51)(vi);

(vii)   all Liabilities relating to, arising out of or resulting from any Indebtedness of any member of the CXApp Group or any Indebtedness secured primarily by any of the Enterprise Apps Assets; and

(viii)   any and all other Liabilities that are held by the CXApp Group or the Inpixon Group immediately prior to the Distribution Time that were inadvertently omitted or assigned that, had the parties given specific consideration to such Liability as of the date of this Agreement, would have otherwise been classified as an Enterprise Apps Liability based on the principles set forth in this Section 1.1(51); provided, that no Liability shall be an Enterprise Apps Liability solely as a result of this clause (ix) unless a claim with respect thereto is made by Inpixon on or prior to the date that is twenty-four (24) months after the Distribution Time.

Notwithstanding the foregoing, the Enterprise Apps Liabilities shall not include any Liabilities that are (A) expressly contemplated by this Agreement or by any Ancillary Agreement (or the Schedules hereto or thereto) as Liabilities to be Assumed by any member of the Inpixon Group, (B) expressly discharged pursuant to Section 2.4 of this Agreement, (C) Inpixon Retained Liabilities or (D) for Taxes that are governed by the Tax Matters Agreement or Employee Matters Agreement.

(52)   “Environmental Laws” shall mean all Laws relating to pollution or protection of human health or safety or the environment, including Laws relating to the exposure to, or Release, threatened Release or the presence of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Substances and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

(53)   “Environmental Liabilities” shall mean Liabilities relating to Environmental Law or the Release or threatened Release of or exposure to Hazardous Substances, including, without limitation, the following: (i) actual or alleged violations of or non-compliance with any Environmental Law, including a failure to obtain, maintain or comply with any Environmental Permits; (ii) obligations arising under or pursuant to any applicable Environmental Law or Environmental Permit; (iii) the presence of Hazardous Substances or the introduction of Hazardous Substances to the environment at, in, on, under or migrating from any of the building, facility, structure or real property, including Liabilities relating to, resulting from or arising out of the investigation, remediation, or monitoring of such Hazardous Substances; (iv) natural resource damages, property damages, personal or bodily injury or wrongful death relating to the presence of or exposure to Hazardous Substances (including asbestos-containing materials), at, in, on, under or migrating to or from any building, facility, structure or real property; (v) the transport, disposal, recycling, reclamation, treatment or storage, Release or threatened Release of Hazardous Substances at Off-Site Locations; and (vi) any agreement, decree, judgment, or order relating to the foregoing. The term “Environmental Liabilities” does not include Liabilities arising in connection with claims for injuries to persons or property from products sold by or services provided by the CXApp Group, the Inpixon Group or their predecessors.

(54)   “Environmental Permit” shall mean any permit, license, approval or other authorization under any applicable Law or of any Governmental Entity relating to Environmental Laws or Hazardous Substances.

(55)   “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

(56)   “Excluded Environmental Liabilities” shall mean any and all Environmental Liabilities whether arising before, at or after the Distribution Time, to the extent relating to, resulting from, or arising out of the past, present or future operation, conduct or actions of any Inpixon Retained Business.

(57)   “Final Determination” shall have the meaning set forth in the Tax Matters Agreement.

(58)   “Form S-1” means the registration statement on Form S-1 filed by Spinco with the SEC to effect the registration of the Spinco Stock pursuant to Section 12(b) or 12(g) of the Exchange Act in connection with the Distribution, including any amendments or supplements thereto.

(59)   “Former Business” shall mean any corporation, partnership, entity, division, business unit or business (in each case, including any assets and liabilities comprising the same) that has been sold, conveyed, assigned, transferred, spun-off, split-off or otherwise disposed of or divested (in whole or in part) to a Person or Persons that is not a member of the CXApp Group or the Inpixon Group or the operations, activities or production of which has been discontinued, abandoned, completed or otherwise terminated (in whole or in part), in each case, prior to the Distribution Time.

(60)   “Governmental Approvals” shall mean any notices or reports to be submitted to, or other registrations or filings to be made with, or any consents, approvals, licenses, permits or authorizations to be obtained from, any Governmental Entity.

(61)   “Governmental Filing” shall have the meaning set forth in Section 5.5(c).

(62)   “Governmental Entity” shall mean any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau or court, whether domestic, foreign, multinational, or supranational exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government and any executive official thereof.

(63)   “Group” shall mean (i) with respect to Inpixon, the Inpixon Group and (ii) with respect to Spinco and Design Reactor, the CXApp Group.

(64)   “Hazardous Substance” shall mean (a) any substances defined, listed, classified or regulated as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” “wastes,” “radioactive materials,” “petroleum,” “oils” or designations of similar import under any Environmental Law, or (b) any other chemical, material or substance that is regulated or for which liability can be imposed under any Environmental Law.

(65)   “Indebtedness” shall mean, with respect to any Person, (i) the principal amount, prepayment and redemption premiums and penalties (if any), unpaid fees and other monetary obligations in respect of any indebtedness for borrowed money, whether short term or long term, and all obligations evidenced by bonds, debentures, notes, other debt securities or similar instruments, (ii) any indebtedness arising under any capital leases (excluding, for the avoidance of doubt, any real estate leases), whether short term or long term, (iii) all liabilities secured by any Security Interest on any assets of such Person, (iv) all liabilities under any interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements, (v) all liabilities under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement or other similar agreement designed to protect such Person against fluctuations in interest rates, (vi) all interest bearing indebtedness for the deferred purchase price of property or services, (vii) all liabilities under any Credit Support Instruments, (viii) all interest, fees and other expenses owed with respect to indebtedness described in the foregoing clauses (i) through (vii), and (ix) without duplication, all guarantees of indebtedness referred to in the foregoing clauses (i) through (viii), excluding in each case any obligations related to Taxes.

(66)   “Indemnifiable Loss” and “Indemnifiable Losses” shall mean any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder).

(67)   “Indemnifying Party” shall have the meaning set forth in Section 5.4(a).

(68)   “Indemnitee” shall have the meaning set forth in Section 5.4(a).

(69)   “Indemnity Payment” shall have the meaning set forth in Section 5.7(a).

(70)   “Information” shall mean information, content and data (including Personal Information) in written, oral, electronic, computerized, digital or other tangible or intangible media, including (i) books and records, whether accounting, legal or otherwise, ledgers, studies, reports, surveys, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, marketing plans, customer names and information (including prospects), technical information relating to the design, operation, testing, test results, development, and manufacture of any Party’s or its Group’s, or any of their partners’, products, technologies or materials or facilities (including specifications and documentation; engineering, design and manufacturing drawings, diagrams, layouts, maps and illustrations; formulations and material specifications; quality assurance policies, procedures and specifications; evaluation and validation studies; process control and/or shop-floor control strategy, logic or algorithms; assembly code, Software, firmware, programming data, databases, and all information referred to in the same); costs, margins and pricing; as well as product marketing studies and strategies; all other methodologies, procedures, techniques and Know-How related to discovery, research, engineering, development and manufacturing; communications, correspondence, materials, product literature, artwork, files, documents; and (ii) financial and business information, including earnings reports and forecasts, macro-economic reports and forecasts, all cost information (including partner and supplier records and lists), sales and pricing data, business plans, market evaluations, surveys, credit-related information, and other such information as may be needed for reasonable compliance with reporting, disclosure, filing or other requirements, including under applicable securities laws or regulations of securities exchanges.

(71)   “Inpixon” shall have the meaning set forth in the Preamble.

(72)   “Inpixon Board” shall have the meaning set forth in the Recitals.

(73)   “Inpixon CSIs” shall have the meaning set forth in Section 2.10(d).

(74)   “Inpixon Former Business” shall mean any Former Business (other than the Enterprise Apps Business or the Enterprise Apps Former Businesses) that, at the time of sale, conveyance, assignment, transfer, disposition, divestiture (in whole or in part) or discontinuation, abandonment, completion or termination of the operations, activities or production thereof, was primarily managed by or associated with the Inpixon Retained Business as then conducted.

(75)   “Inpixon Group” shall mean (i) Inpixon, the Inpixon Retained Business and each Person that is a direct or indirect Subsidiary of Inpixon as of immediately following the Distribution Time and (ii) each Business Entity that becomes a Subsidiary of Inpixon after the Distribution Time.

(76)   “Inpixon Indemnitees” shall mean each member of the Inpixon Group and each of their respective Affiliates from and after the Distribution Time and each member of the Inpixon Group’s and such Affiliates’ respective current, former and future directors, officers, employees and agents (solely in their respective capacities as current, former and future directors, officers, employees or agents of any member of the Inpixon Group or their respective Affiliates) and each of the heirs, executors, successors and assigns of any of the foregoing, except, for the avoidance of doubt, the CXApp Indemnitees.

(77)   “Inpixon Licensed Intellectual Property” shall have the meaning set forth in Section 4.3(a).

(78)   “Inpixon Released Liabilities” shall have the meaning set forth in Section 5.1(a)(i).

(79)   “Inpixon Retained Assets” shall mean:

(i)   all Assets set forth on Schedule 1.1(79)(i) and any and all Assets that are expressly contemplated by this Agreement or any Ancillary Agreement as Assets to be retained by Inpixon or any other member of the Inpixon Group, including for the avoidance of doubt all Inpixon Retained IP;

(ii)   any and all Assets that are owned, leased or licensed, at or prior to the Distribution Time, by Inpixon and/or any of its Subsidiaries, that are not Enterprise Apps Assets; and

(iii)   any and all Assets that are acquired or otherwise become an Asset of the Inpixon Group after the Distribution Time.

(80)   “Inpixon Retained Business” shall mean (i) those businesses operated by the Inpixon Group prior to the Distribution Time which include, but are not limited to, (a) the IoT solutions for real-time location systems and indoor and outdoor positions solutions and sensor data services, (b) the digital solutions (eTearsheets, EInvoice and adDelivery) or cloud based applications and analytics for the advertising, media and publishing industries referred to as Shoom and (c) the data analytics and statistical visualization solutions for engineers and sciences referred to as SAVES by Inpixon, and in each case other than the Enterprise Apps Business, (ii) those Business Entities or businesses acquired or established by or for any member of the Inpixon Group after the Distribution Time, and (iii) any Inpixon Former Business; provided that Inpixon Retained Business shall not include any Enterprise Apps Former Business or Enterprise Apps Former Real Property.

(81)   “Inpixon Retained IP” shall mean (i) all Intellectual Property owned or controlled by the Inpixon Group other than Enterprise Apps Intellectual Property and, to the extent not already included in the foregoing, (ii) the Inpixon Retained Names.

(82)   “Inpixon Retained Liabilities” shall mean:

(i)   any and all Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement as Liabilities to be retained or assumed by Inpixon or any other member of the Inpixon Group, and all agreements, obligations and other Liabilities of Inpixon or any member of the Inpixon Group under this Agreement or any of the Ancillary Agreements, including as set forth in Section 2.12(c)(ii);

(ii)   any and all Liabilities of a member of the Inpixon Group to the extent relating to, arising out of or resulting from any Inpixon Retained Assets (other than Liabilities arising under any Shared Contracts to the extent such Liabilities relate to the Enterprise Apps Business);

(iii)   the Liabilities listed on Schedule 1.1(82);

(iv)   all Liabilities to the extent not relating to, arising out of or resulting from the operation or conduct of the Enterprise Apps Business; and

(v)   any and all Liabilities of Inpixon and each of its Subsidiaries that are not Enterprise Apps Liabilities.

Notwithstanding the foregoing, the Inpixon Retained Liabilities shall not include any Liabilities for Taxes that are governed by the Tax Matters Agreement or the Employee Matters Agreement.

(83)   “Inpixon Retained Names” shall mean the names and marks set forth in Schedule 1.1(83), and any Trademarks containing or comprising any of such names or marks, and any Trademarks derivative thereof or confusingly similar thereto, or any telephone numbers or other alphanumeric addresses or mnemonics containing any of the foregoing names or marks.

(84)   “Inpixon Stock” shall mean common stock, par value $0.001 per share, of Inpixon.

(85)   “Insurance Proceeds” shall mean those monies: (a) received by an insured Person from any insurer, insurance underwriter, mutual protection and indemnity club or other risk collective; or (b) paid on behalf of an insured Person by any insurer, insurance underwriter, mutual protection and indemnity club or other risk collective, on behalf of the insured, in either such case net of any costs or expenses incurred in the collection thereof; provided, however, that with respect to a captive insurance arrangement, Insurance Proceeds shall only include net amounts received by the captive insurer from a Third Party in respect of any captive reinsurance arrangement.

(86)   “Intellectual Property” shall mean all U.S. and foreign rights, title and interest (whether statutory, common law or otherwise) in or relating to any intellectual property, including all: (i) trademarks, trade dress, service marks, certification marks, logos, slogans, design rights, names, corporate names, trade names, brand names and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing (collectively, “Trademarks”); (ii) patents and patent applications, and all related national or international counterparts thereto, including any divisionals, continuations, continuations-in-part, reissues, reexaminations, substitutions provisionals, renewals, extensions, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like, and any foreign equivalents of any of the foregoing (including certificates of invention and any applications therefor) and all rights to claim priority from any of the foregoing (collectively, “Patents”); (iii) copyrights and copyrightable subject matter, whether or not registered or published, and all applications, registrations, reversions, extensions and renewals of any of the foregoing, and all moral rights, however denominated; (iv) trade secrets, and all other confidential or proprietary information, ideas, technology, Software, compositions, discoveries, improvements, know-how, inventions, designs, processes, techniques, formulae, models, and methodologies, in each case, whether or not patentable or copyrightable, but excluding issued Patents (collectively, “Know-How,” and trade secrets together with confidential Know-How, “Trade Secrets”); (v) Internet domain names and social media accounts and addresses, and all registrations for any of the foregoing (collectively, “Domain Names”); and (vi) rights and remedies with respect to any past, present, or future infringement, misappropriation, or other violation of any of the foregoing in clauses (i) through (v), including, but not limited to, the right to sue for and collect the same.

(87)   “Intellectual Property Documentation” shall mean: (i) correct and complete physical and electronic copies of all prosecution and maintenance files and dockets, registration certificates, litigation files and related opinions of counsel and correspondence for all issued, registered and applied-for items of Intellectual Property; (ii) all litigation files to the extent relating to any Actions brought for the infringement, dilution, misappropriation or other violation of any of the Intellectual Property;

(iii) all books, records, files, ledgers or similar documentation used to track, organize or maintain any of the Intellectual Property; and (iv) copies of all acquisition agreements relating to the acquisition of any of the Intellectual Property.

(88)   “Internal Reorganization” shall mean the contribution, allocation and transfer or assignment of (a) the Enterprise Apps Assets and the Enterprise Apps Liabilities from the Inpixon Group to Spinco and (2) the Inpixon Retained Assets and Inpixon Retained Liabilities from the CXApp Group to the Inpixon Group, including by means of the Conveyancing and Assumption Instruments, as may be amended prior to the Distribution Date only by written consent of Inpixon and Spinco.

(89)   “IT Assets” shall mean all information technology, Software, computers, computer systems, communication systems, telecommunications equipment, databases, internet protocol addresses, data rights and documentation, reference, resource and training materials relating to any of the foregoing, and all Contracts (including Contract rights) relating to any of the foregoing (including Software license agreements, source code escrow agreements, support and maintenance agreements, electronic database access contracts, Domain Name registration agreements, website hosting agreements, Software or website development agreements, outsourcing agreements, service provider agreements, interconnection agreements, governmental permits, radio licenses and telecommunications agreements).

(90)   “Joint Claim” shall mean any claim or series of related claims under any insurance policy that results or could reasonably be expected to result in the payment of Insurance Proceeds to or for the benefit of both one or more members of the Inpixon Group and one or more members of the CXApp Group.

(91)   “KINS” shall have the meaning set forth in the Preamble.

(92)   “KINS Released Liabilities” shall have the meaning set forth in Section 5.1(a)(iii).

(93)   “Law” shall mean any applicable U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, income tax treaty, order, requirement or rule of law (including common law) or other binding directives promulgated, issued, entered into or taken by any Governmental Entity.

(94)   “Liabilities” shall mean any and all Indebtedness, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law (including Environmental Law), Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity and those arising under any Contract or any fines, damages or equitable relief which may be imposed and including all costs and expenses related thereto. Except as otherwise specifically set forth herein, in the Employee Matters Agreement or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement and, therefore, Taxes shall not be included in the definition of Liabilities.

(95)   “Liable Party” shall have the meaning set forth in Section 2.9(b).

(96)   “Litigation Hold” shall have the meaning set forth in Section 6.1.

(97)   “Merger” shall have the meaning set forth in the Recitals.

(98)   “Merger Agreement” shall have the meaning set forth in the Recitals.

(99)   “Merger Sub” shall have the meaning set forth in the Recitals.

(100)   “Negotiation Period” shall have the meaning set forth in Section 7.1.

(101)   “Off-Site Location” shall mean any third party location that is not now nor has ever been owned, leased or operated by the Inpixon Group or the CXApp Group or any of their respective predecessors. “Off-Site Location” does not include any property that is adjacent to or neighboring any property formerly, currently or in the future owned, leased or operated by the Inpixon Group, the CXApp Group, or their respective predecessors that has been impacted by any Release of a Hazardous Substance from such properties.

(102)   “Other Inpixon Securities” shall mean the other outstanding securities of Inpixon described on Schedule 1.1(102) that are entitled to participate in the Distribution on a pro rata basis together with the holders of Inpixon Stock as of the Record Date.

(103)   “Other Party” shall have the meaning set forth in Section 2.9(a).

(104)   “Party” and “Parties” shall have the meanings set forth in the Preamble.

(105)   “Person” shall mean any natural person, firm, individual, corporation, business trust, joint venture, association, bank, land trust, trust company, company, limited liability company, partnership, or other organization or entity, whether incorporated or unincorporated, or any Governmental Entity.

(106)   “Personal Information” shall mean any data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household (including any information related to the health of a person) and any information derived from any of the foregoing, in addition to any definition for “personal information” or any similar term provided by applicable Law or by the applicable Party’s privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

(107)   “Policies” or “Policy” shall mean insurance policies and insurance contracts of any kind, including primary, excess and umbrella, comprehensive general liability, fiduciary, directors and officers, automobile, products, workers’ compensation, employee dishonesty, property and crime insurance policies and self-insurance and captive insurance arrangements, and interests in insurance pools and programs held in the name of Inpixon or any of its Affiliates, together with the rights, benefits and privileges thereunder.

(108)   “Prime Rate” shall mean the rate last quoted as of the time of determination by The Wall Street Journal as the “Prime Rate” in the United States or, if the Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate as of such time, or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by Inpixon) or any similar release by the Federal Reserve Board (as determined by Inpixon).

(109)   “Privacy Laws” shall mean any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the Processing of any Personal Information.

(110)   “Privacy Requirements” shall mean all applicable Privacy Laws and all applicable policies, notices, and contractual obligations relating to the Processing of any Personal Information.

(111)   “Privilege” shall have the meaning set forth in Section 6.7(a).

(112)   “Privileged Information” shall have the meaning set forth in Section 6.7(a).

(113)   “Processing” shall mean any operation or set of operations which is performed on any Personal Information or on any sets of any Personal Information, whether or not by automated means, such as, without limitation: receipt; collection; compilation; use; disposal; destruction; disclosure or transfer (including cross-border); recording; organization; structuring; safeguarding; storage; security (technical, physical and/or administrative); sharing; adaptation or alteration; retrieval; consultation; disclosure by transmission, dissemination or otherwise making available; alignment or combination; restriction; erasure; and/or destruction, in addition to any definition for “processing” or any similar term provided by applicable Law or by the applicable Party’s privacy policies, notices or contracts.

(114)   Prospectus” shall mean the Prospectus included in the Form S-1 and any related documents to be provided to the holders of Inpixon Stock and Other Inpixon Securities in connection with the Distribution, including any potential revision of such Prospectus to be a combined proxy statement, prospectus and/or information statement in connection with the Merger, and including any amendment or supplement thereto.

(115)   “Record Date” shall mean 5:00 p.m. New York time on the date to be determined by the Inpixon Board as the record date for determining stockholders of Inpixon and holders of Other Inpixon Securities entitled to receive shares of Spinco Stock in the Distribution.

(116)   “Record Holders” shall mean the holders of record of Inpixon Stock and Other Inpixon Securities as of the Record Date.

(117)   “Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

(118)   “Securities Act” shall mean the Securities Act of 1933, together with the rules and regulations promulgated thereunder.

(119)   “Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-entry, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever, excluding restrictions on transfer under securities Laws.

(120)   “Separation” shall have the meaning set forth in the Recitals.

(121)   “Shared Contract” shall have the meaning set forth in Section 2.3(a).

(122)   “Software” shall mean all: (i) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; (ii) databases and compilations, including all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons, icons, web content and links; and (iv) documentation relating to any of the foregoing, including user manuals and other training documentation.

(123)   “Spinco Stock” shall have the meaning set forth in the Recitals.

(124)   “Spin-off Disclosure Documents” shall mean the Form S-1 and all exhibits thereto, including the Prospectus, and any current reports on Form 8-K, in each case as filed or furnished by Spinco with or to the Commission in connection with the Distribution or Merger or filed or furnished by Inpixon with or to the Commission solely to the extent such documents relate to Spinco, Design Reactor, the Distribution or the Merger.

(125)   “Subsidiary” shall mean with respect to any Person (i) a corporation, fifty percent (50%) or more of the voting or capital stock of which is, as of the time in question, directly or indirectly owned by such Person and (ii) any other Person in which such Person, directly or indirectly, owns fifty percent (50%) or more of the equity or economic interest thereof or has the power to elect or direct the election of fifty percent (50%) or more of the members of the governing body of such entity.

(126)   “Tax” or “Taxes” shall have the meaning set forth in the Tax Matters Agreement.

(127)   “Tax Contest” shall have the meaning as set forth in the Tax Matters Agreement.

(128)   “Tax Matters Agreement” shall mean that certain Tax Matters Agreement to be entered into between Inpixon and Design Reactor in connection with the Separation, the Distribution and the other transactions contemplated by this Agreement, as such agreement may be modified or amended from time to time in accordance with its terms.

(129)   “Tax Returns” shall have the meaning set forth in the Tax Matters Agreement.

(130)   “Taxing Authority” shall have the meaning set forth in the Tax Matters Agreement.

(131)   “Third Party Agreements” shall mean any agreements, arrangements, commitments or understandings between or among a Party (or any member of its Group) and any other Persons (other than either Party or any member of its respective Groups) (it being understood that to the extent that the rights and obligations of the Parties and the members of their respective Groups under any such Contracts constitute Enterprise Apps Assets or Enterprise Apps Liabilities, or Inpixon Retained Assets or Inpixon Retained Liabilities, such Contracts shall be assigned or retained pursuant to Article II).

(132)   “Third Party Claim” shall have the meaning set forth in Section 5.4(b).

(133)   “Third Party Proceeds” shall have the meaning set forth in Section 5.7(a).

(134)   “Transaction-related Expenses” shall have the meaning set forth in Section 9.5.

(135)   “Transfer” shall have the meaning set forth in Section 2.2(b)(i); and the term “Transferred” shall have its correlative meaning.

(136)   “Transferred Entities” shall mean the entities set forth in Schedule 1.1(136).

(137)   “Transition Services Agreements” shall mean either or both, as applicable, of those certain Transition Services Agreements to be entered into between Inpixon and Design Reactor or any members of their respective Groups in connection with the Distribution or the other transactions contemplated by this Agreement, as such agreements may be modified or amended from time to time in accordance with their terms.

Section 1.2   References; Interpretation.   References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. Unless the context otherwise requires, the words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Annexes, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. The words “written request” when used in this Agreement shall include email. Reference in this Agreement to any time shall be to New York City, New York time unless otherwise expressly provided herein. Unless the context requires otherwise, references in this Agreement to “Inpixon” shall also be deemed to refer to the applicable member of the Inpixon Group, references to “Design Reactor” shall also be deemed to refer to the applicable member of the CXApp Group and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by Inpixon or Design Reactor shall be deemed to require Inpixon or Design Reactor, as the case may be, to cause the applicable members of the Inpixon Group or the CXApp Group, respectively, to take, or refrain from taking, any such action. In the event of any inconsistency or conflict which may arise in the application or interpretation of any of the definitions set forth in Section 1.1, for the purpose of determining what is and is not included in such definitions, any item explicitly included on a Schedule referred to in any such definition shall take priority over any provision of the text thereof.

ARTICLE II

THE SEPARATION

Section 2.1   General.   Subject to the terms and conditions of this Agreement, the Parties shall use, and shall cause their respective Affiliates to use, their respective commercially reasonable efforts to consummate the transactions contemplated hereby, including the completion of the Internal Reorganization, a portion of which may have already been implemented prior to the date hereof.

Section 2.2   Restructuring: Transfer of Assets; Assumption of Liabilities.

(a)   Internal Reorganization.   Prior to the Distribution Time, except for Transfers contemplated by the Internal Reorganization or this Agreement or the Ancillary Agreements to occur after the Distribution Time, the Parties shall complete the Internal Reorganization, including by taking the actions referred to in Sections 2.2(b) and 2.2(c) below.

(b)   Transfer of Assets.   At or prior to the Distribution Time (it being understood that some of such Transfers may occur following the Distribution Time in accordance with Section 2.2(a) and Section 2.6), pursuant to the Conveyancing and Assumption Instruments and in connection with the Contribution:

(i)   Transfer of Enterprise App Assets.   Inpixon shall, and shall cause the applicable members of the Inpixon Group to transfer, contribute, assign and/or convey or cause to be transferred, contributed, assigned and/or conveyed (“Transfer”) to Spinco, all of its right, title and interest in and to the Enterprise App Assets, and Spinco shall accept from Inpixon and the applicable members of the Inpixon Group all of Inpixon’s and the other members of the Inpixon Group’s respective direct or indirect rights, title and interest in and to the applicable Assets, including all of the outstanding shares of capital stock or other ownership interests, that are included in the Enterprise Apps Assets (it being understood that if any Enterprise Apps Asset shall be held by a Transferred Entity or a wholly owned Subsidiary of a Transferred Entity, such Enterprise Apps Asset may be transferred, contributed, assigned and/or conveyed to Spinco as a result of the transfer of all of Inpixon’s equity interests in such Transferred Entity from Inpixon or the applicable members of the Inpixon Group to Design Reactor or the applicable Enterprise Apps Asset Transferees). Notwithstanding the foregoing, purely as a matter of administrative convenience, Spinco may direct the Inpixon Group to transfer, contribute, assign and convey certain Enterprise App Assets directly to Design Reactor or another subsidiary of Spinco (through formal assignments of the right to receive such Enterprise App Assets). Even if such direct assignment occurs for administrative convenience, the Parties acknowledge and agree that the Inpixon Group shall have legally contributed the Enterprise App Assets to Spinco, followed by the drop down of the Enterprise App Assets by Spinco to Design Reactor, and agree to consistently report the steps pursuant to the description immediately above.

(ii)   Transfer of Inpixon Retained Assets.   Spinco and Design Reactor shall, and shall cause the applicable members of the CXApp Group to Transfer to Inpixon or certain members of the Inpixon Group designated by Inpixon, all of its right, title and interest in and to the Inpixon Retained Assets, and Inpixon or the applicable members of the Inpixon Group shall accept from Spinco and Design Reactor and the applicable members of the CXApp Group all of Design Reactor’s and the other members of the CXApp Group’s respective direct or indirect rights, title and interest in and to the applicable Assets.

(iii)   Any costs and expenses incurred after the Distribution Time to effect any Transfer contemplated by this Section 2.2(b) (including any transfer effected pursuant to Section 2.6) shall be paid by the Parties as set forth in Section 9.5. Other than costs and expenses incurred in accordance with the foregoing sentence, nothing in this Section 2.2(b) shall require any member of any Group to incur any material obligation or grant any material concession for the benefit of any member of any other Group in order to effect any transaction contemplated by this Section 2.2(b).

For the avoidance of doubt any Enterprise Apps Assets already held by the CXApp Group and any Inpixon Retained Assets already held by the Inpixon Group in each case immediately prior to the Internal Reorganization shall not need to be Transferred and, except as otherwise set forth in this Agreement shall remain with the CXApp Group or the Inpixon Group prior to and following the Distribution Time.

(c)   Assumption of Liabilities.   Except as otherwise specifically set forth in this Agreement or any Ancillary Agreement, from and after, the Distribution Time (i) pursuant to this Agreement or the applicable Conveyancing and Assumption Instruments, Spinco shall accept, assume (or, as applicable, retain) and perform, discharge and fulfill, in accordance with their respective terms (“Assume”), all of the Enterprise Apps Liabilities and (ii) pursuant to this Agreement or the applicable Conveyancing and Assumption Instruments, Inpixon shall, or shall cause a member of the Inpixon Group to, Assume all of the Inpixon Retained Liabilities, in each case, regardless of (A) when or where such Liabilities arose or arise, (B) whether the facts upon which they are based occurred prior to, at or subsequent to the Distribution Time, (C) whether accruals for such Liabilities have been transferred to Design Reactor or the Enterprise Apps Transferees or included on a combined balance sheet of the Enterprise Apps Business or whether any such accruals are sufficient to cover such Liabilities, (D) where or against whom such Liabilities are asserted or determined, (E) whether arising from or alleged to arise from negligence, gross negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Inpixon Group or the CXApp Group, as the case may be, or any of their past or present respective directors, officers, employees, agents, Subsidiaries or Affiliates, (F) which entity is named in any Action associated with any Liability, or (G) any benefits, or lack thereof, that have been or may be obtained by the Inpixon Group or the CXApp Group in respect of such Liabilities.

(d)   Consents.   The Parties shall use their commercially reasonable efforts to obtain the Consents required to Transfer any Assets, Contracts, licenses, permits and authorizations issued by any Governmental Entity or parts thereof as contemplated by this Agreement. Notwithstanding anything herein to the contrary, no Contract or other Asset shall be transferred if it would violate applicable Law or, in the case of any Contract, the rights of any third party to such Contract; provided that Section 2.6, to the extent provided therein, shall apply thereto. The foregoing shall not preclude Design Reactor or any member of the CXApp Group from disputing in good faith with any third party (other than Inpixon or any member of the Inpixon Group) the validity of any Enterprise Apps Liabilities or raising any available defenses in connection therewith.

(e)   It is understood and agreed by the Parties that certain of the Transfers referenced in Section 2.2(b) or Assumptions referenced in Section 2.2(c) have occurred prior to the date hereof and, as a result, no additional Transfers or Assumptions by any member of the Inpixon Group or the CXApp Group, as applicable, shall be deemed to occur upon the execution of this Agreement with respect thereto. Moreover, to the extent that any member of the Inpixon Group or the CXApp Group, as applicable, is liable for any Inpixon Retained Liability or Enterprise Apps Liability, respectively, by operation of Law immediately following any Transfer in accordance with this Agreement or any Conveyancing and Assumption Instruments, there shall be no need for any other member of the Inpixon Group or the CXApp Group, as applicable, to Assume such Liability in connection with the operation of Section 2.2(c) and, accordingly, no other member of such Group shall Assume any such Liability in connection with Section 2.2(c).

Section 2.3   Treatment of Shared Contracts.   Without limiting the generality of the obligations set forth in Sections 2.2(a) and (b):

(a)   Unless the Parties otherwise agree or the benefits of any Contract described in this Section 2.3 are expressly conveyed to the applicable Party pursuant to an Ancillary Agreement, and other than as provided by Article VIII, any Contract that is listed on Schedule 2.3(a) (a “Shared Contract”) shall be assigned in part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, at or after the Distribution Time, so that each Party or the members of their respective Groups as of the Distribution Time shall be entitled to the rights and benefits, and shall Assume the related portion of any Liabilities, inuring to their respective Businesses; provided, however, that (x) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled, subject to Section 2.2(d)), and (y) if any Shared Contract cannot be so partially assigned by its terms or otherwise, cannot be amended or has not for any other reason been assigned or amended, or if such assignment or amendment would impair the benefit the parties thereto derive from such Shared Contract, (A) at the reasonable request of the Party (or the member of such Party’s Group) to which the benefit of such Shared Contract inures in part, the Party for which such Shared Contract is, as applicable, an Inpixon Retained Asset or Enterprise Apps Asset shall, and shall cause each of its respective Subsidiaries to, for a period ending not later than six (6) months after the Distribution Date (unless the term of a Shared Contract (excluding any extensions thereof) ends at a later date, in which case for a period ending on such date), take such other reasonable and permissible actions to cause such member of the CXApp Group or the Inpixon Group, as the case may be, to receive the benefit of that portion of each Shared Contract that relates to the Enterprise Apps Business or the Inpixon Retained Business, as the case may be (in each case, to the extent so related) as if such Shared Contract had been assigned to (or amended to allow) a member of the applicable Group pursuant to this Section 2.3 and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement) as if such Liabilities had been Assumed by a member of the applicable Group pursuant to this Section 2.3; provided that the Party for which such Shared Contract is an Inpixon Retained Asset or an Enterprise Apps Asset, as applicable, shall be indemnified for all Indemnifiable Losses or other Liabilities arising out of any actions (or omissions to act) of such retaining Party taken at the direction of the other Party (or relevant member of its Group) in connection with and relating to such Shared Contract, as the case may be, and (B) the Party to which the benefit of such Shared Contract inures in part shall use commercially reasonable efforts to enter into a separate contract pursuant to which it procures such rights and obligations as are necessary such that it no longer needs to avail itself of the arrangements provided pursuant to this Section 2.3(a); provided that, the Party for which such Shared Contract is, as applicable, an Inpixon Retained Asset or Enterprise Apps Asset, any such Party’s applicable Subsidiaries shall not be liable for any actions or omissions taken in accordance with clause (y) of this Section 2.3(a).

(b)   Unless the Parties otherwise agree, each of Inpixon and Design Reactor shall, and shall cause the members of its Group to, (A) treat for all Tax purposes the portion of each Shared Contract inuring to its respective Businesses as Assets owned by, and/or Liabilities of, as applicable, such Party as of the Distribution Time and (B) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by applicable Law or good faith resolution of a Tax Contest).

Section 2.4   Intercompany Accounts, Loans and Agreements.

(a)   Except as set forth in Section 5.1(b), all intercompany receivables and payables (other than (x) intercompany loans (which shall be governed by Section 2.4(c)), and (y) payables created or required by this Agreement, any Ancillary Agreement or any Continuing Arrangements) and intercompany balances, including in respect of any cash balances, any cash balances representing deposited checks or drafts or any cash held in any centralized cash management system between any member of the Inpixon Group, on the one hand, and any member of the CXApp Group, on the other hand, which exist and are reflected in the accounting records of the relevant Parties immediately prior to the Distribution Time, shall be paid, performed or otherwise settled on or prior to the Distribution Time, and all arrangements, understandings and agreements relating thereto are hereby terminated.

(b)   As between the Parties (and the members of their respective Group) all payments and reimbursements received after the Distribution Time by one Party (or member of its Group) that relate to a Business, Asset or Liability of the other Party (or member of its Group), shall be held by such Party in trust for the use and benefit of the Party entitled thereto (at the expense of the Party entitled thereto) and, promptly upon receipt by such Party of any such payment or reimbursement, such Party shall pay or shall cause the applicable member of its Group to pay over to the Party entitled thereto the amount of such payment or reimbursement without right of set-off.

(c)   Each of Inpixon or any member of the Inpixon Group, on the one hand, and Spinco, on the other hand, will settle with the other Party, as the case may be, all intercompany loans, including any promissory notes, owned or owed by the other Party on or prior to the Distribution Time, it being understood and agreed by the Parties that all guarantees and Credit Support Instruments shall be governed by Section 2.10.

Section 2.5   Limitation of Liability; Intercompany Contracts.   No Party nor any Subsidiary thereof shall be liable to the other Party or any Subsidiary of the other Party based upon, arising out of or resulting from any Contract, arrangement, course of dealing or understanding between or among it and the other Party existing at or prior to the Distribution Time (other than pursuant to this Agreement, any Ancillary Agreement, any Continuing Arrangements, any Third Party Agreements, or pursuant to any other Contract entered into in connection herewith or in order to consummate the transactions contemplated hereby or thereby) and each Party hereby terminates any and all Contracts, arrangements, courses of dealing or understandings between or among it and the other Party effective as of the Distribution Time (other than as set forth in this Agreement, any Ancillary Agreement, any Continuing Arrangements, any Third Party Agreements, or pursuant to any Contract entered into in connection herewith or in order to consummate the transactions contemplated hereby or thereby), provided, however, that with respect to any Contract, arrangement, course of dealing or understanding between or among the Parties or any Subsidiaries thereof discovered after the Distribution Time, the Parties agree that such Contract, arrangement, course of dealing or understanding shall nonetheless be deemed terminated as of the Distribution Time with the only liability of the Parties in respect thereof to be the obligations incurred between the Parties pursuant to such Contract, arrangement, course of dealing or understanding between the Distribution Time and the time of discovery or later termination of any such Contract, arrangement, course of dealing or understanding.

Section 2.6   Transfers Not Effected at or Prior to the Distribution Time; Transfers Deemed Effective as of the Distribution Time.

(a)   To the extent that any Transfers or Assumptions contemplated by this Article II shall not have been consummated at or prior to the Distribution Time, the Parties shall use commercially reasonable efforts (taking into account any applicable restrictions or considerations, in each case relating to the contemplated Tax treatment of the transactions contemplated hereby) to effect such Transfers or Assumptions as promptly following the Distribution Time as shall be practicable. Nothing herein shall be deemed to require or constitute the Transfer of any Assets or the Assumption of any Liabilities which by their terms or operation of Law cannot be Transferred; provided, however, that the Parties and their respective Subsidiaries shall cooperate and use commercially reasonable efforts to seek to obtain, in accordance with applicable Law, any necessary Consents or Governmental Approvals for the Transfer of all Assets and Assumption of all Liabilities contemplated to be Transferred and Assumed pursuant to this Article II to the fullest extent permitted by applicable Law. In the event that any such Transfer of Assets or Assumption of Liabilities has not been consummated, from and after the Distribution Time, (i) the Party (or relevant member in its Group) retaining such Asset shall thereafter hold (or shall cause such member in its Group to hold) such Asset in trust for the use and benefit of the Party entitled thereto (at the expense of the Party entitled thereto) and (ii) the Party intended to Assume such Liability shall, or shall cause the applicable member of its Group to, pay or reimburse the Party retaining such Liability for all amounts paid or incurred in connection with the retention of such Liability. To the extent the foregoing applies to any Contracts (other than Shared Contracts, which shall be governed solely by Section 2.3) to be assigned for which any necessary Consents or Governmental Approvals are not received prior to the Distribution Time, the treatment of such Contracts shall, for the avoidance of doubt, be subject to Section 2.8 and Section 2.9, to the extent applicable. In addition, the Party retaining such Asset or Liability (or relevant member of its Group) shall (or shall cause such member in its Group to) treat, insofar as reasonably possible and to the extent permitted by applicable Law, such Asset or Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the Party to which such Asset is to be Transferred or by the Party Assuming such Liability in order to place such Party, insofar as reasonably possible and to the extent permitted by applicable Law, in the same position as if such Asset or Liability had been Transferred or Assumed as contemplated hereby and so that all the benefits and burdens relating to such Asset or Liability, including possession, use, risk of loss, potential for income and gain, and dominion, control and command over such Asset or Liability, are to inure from and after the Distribution Time to the relevant member or members of the Inpixon Group or the CXApp Group entitled to the receipt of such Asset or required to Assume such Liability. In furtherance of the foregoing, the Parties agree that, as of the Distribution Time, subject to Section 2.2(c) and Section 2.9(b), each Party shall be deemed to have acquired complete and sole beneficial ownership over all of the Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have Assumed in accordance with the terms of this Agreement all of the Liabilities, and all duties, obligations and responsibilities incident thereto, which such Party is entitled to acquire or required to Assume pursuant to the terms of this Agreement.

(b)   If and when the Consents, Governmental Approvals and/or conditions, the absence or non-satisfaction of which caused the deferral of Transfer of any Asset or deferral of the Assumption of any Liability pursuant to Section 2.6(a), are obtained or satisfied, the Transfer, assignment, Assumption or novation of the applicable Asset or Liability shall be effected without further consideration in accordance with and subject to the terms of this Agreement (including Section 2.2) and/or the applicable Ancillary Agreement, and shall, to the extent possible without the imposition of any undue cost on any Party, be deemed to have become effective as of the Distribution Time.

(c)   The Party (or relevant member of its Group) retaining any Asset or Liability due to the deferral of the Transfer of such Asset or the deferral of the Assumption of such Liability pursuant to Section 2.6(a) or otherwise shall (i) not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced, assumed, or agreed in advance to be reimbursed by the Party (or relevant member of its Group) entitled to such Asset or the Person intended to be subject to such Liability, other than reasonable attorneys’ fees and recording or similar or other incidental fees, all of which shall be promptly reimbursed by the Party (or relevant member of its Group) entitled to such Asset or the Person intended to be subject to such Liability and (ii) be indemnified for all Indemnifiable Losses or other Liabilities arising out of any actions (or omissions to act) of such retaining Party taken at the direction of the other Party (or relevant member of its Group) in connection with and relating to such retained Asset or Liability, as the case may be.

(d)   After the Distribution Time, each Party (or any member of its Group) may receive mail, packages, electronic mail or other electronic communications and any other written communications properly belonging to another Party (or any member of its Group). Accordingly, at all times after the Distribution Time, each Party is hereby authorized to receive and, if reasonably necessary to identify the proper recipient in accordance with this Section 2.6(d), open all mail, packages, electronic mail or other electronic communication and any other written communications received by such Party that belongs to such other Party, and to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, packages, electronic mail or other electronic communication or any other written communications (or, in case the same also relates to the business of the receiving Party or another Party, copies thereof) to such other Party as provided for in Section 9.6; it being understood that if a Party receives a telephone call that relates to the business of the other Party, then the receiving Party shall inform the person making such telephone call to contact the other Party. The provisions of this Section 2.6(d) are not intended to, and shall not, be deemed to constitute an authorization by any Party to permit the other to accept service of process on its behalf and no Party is or shall be deemed to be the agent of any other Party for service of process purposes.

(e)   With respect to Assets and Liabilities described in Section 2.6(a), each of Inpixon and Spinco shall, and shall cause the members of its respective Group to, (i) treat for all Tax purposes (A) the deferred Assets as assets having been Transferred to and owned by the Party entitled to such Assets not later than the Distribution Time and (B) the deferred Liabilities as liabilities having been Assumed and owned by the Person intended to be subject to such Liabilities not later than the Distribution Time and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by applicable Law or good faith resolution of a Tax Contest).

Section 2.7   Conveyancing and Assumption Instruments.   In connection with, and in furtherance of, the Transfers of Assets and the Assumptions of Liabilities contemplated by this Agreement, the Parties shall execute or cause to be executed, on or after the date hereof by the appropriate entities to the extent not executed prior to the date hereof, any Conveyancing and Assumption Instruments necessary to evidence the valid Transfer to the applicable Party or member of such Party’s Group of all right, title and interest in and to its accepted Assets and the valid and effective Assumption by the applicable Party of its Assumed Liabilities for Transfers and Assumptions to be effected pursuant to the Laws of the State of Nevada, the State of California or the State of Delaware or the Laws of one of the other states of the United States or, if not appropriate for a given Transfer or Assumption, and for Transfers or Assumptions to be effected pursuant to non-U.S. Laws, in such form as the Parties shall reasonably agree, including the Transfer of real property by mutually acceptable conveyance deeds as may be appropriate and in form and substance as may be required by the jurisdiction in which the real property is located; provided, that the allocation of Assets and Liabilities provided for in any Conveyancing and Assumption Instruments shall be consistent with the terms of this Agreement, unless otherwise approved in writing by the Parties. The Transfer of capital stock shall, to the extent necessary to evidence a valid Transfer, be effected by means of executed stock powers and notation on the stock record books of the corporation or other legal entities involved, or by such other means as may be required in any non-U.S. jurisdiction to Transfer title to stock and, only to the extent required by applicable Law, by notation on public registries.

Section 2.8   Further Assurances; Ancillary Agreements.

(a)   In addition to and without limiting the actions specifically provided for elsewhere in this Agreement and subject to the limitations expressly set forth in this Agreement, including Section 2.6, each of the Parties shall cooperate with each other and use (and shall cause its respective Subsidiaries and Affiliates to use) commercially reasonable efforts, at and after the Distribution Time, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary on its part under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

(b)   Without limiting the foregoing, at and after the Distribution Time, each Party shall cooperate with the other Party, and without any further consideration, but at the expense of the requesting Party (except as provided in Sections 2.2(b)(ii) and 2.6(c)) from and after the Distribution Time, to execute and deliver, or use commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of Transfer or title, and to make all filings with, and to obtain all Consents and/or Governmental Approvals, any permit, license, Contract, indenture or other instrument (including any Consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by any other Party from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the Transfers of the applicable Assets and the assignment and Assumption of the applicable Liabilities and the other transactions contemplated hereby and thereby. Without limiting the foregoing, each Party shall, at the reasonable request, cost and expense of any other Party (except as provided in Sections 2.2(b)(ii) and 2.6(c)), take such other actions as may be reasonably necessary to vest in such other Party such title and such rights as possessed by the transferring Party to the Assets allocated to such other Party under this Agreement or any of the Ancillary Agreements, free and clear of any Security Interest.

(c)   Without limiting the foregoing, in the event that any Party (or member of such Party’s Group) receives or retains any Assets (including the receipt of payments made pursuant to Contracts and proceeds from accounts receivable with respect to such Asset) or is liable for any Liability that is otherwise allocated to any Person that is a member of the other Group pursuant to this Agreement or the Ancillary Agreements, such Party agrees to promptly Transfer, or cause to be Transferred such Asset or Liability to the other Party so entitled thereto (or member of such other Party’s Group as designated by such other Party) at such other Party’s expense. Prior to any such Transfer, such Asset or Liability, as the case may be, shall be held in accordance with the provisions of Section 2.6.

(d)   At or prior to the Distribution Time, each of Inpixon and Spinco shall enter into, and/or (where applicable) shall cause a member or members of their respective Group to enter into, the Ancillary Agreements and any other Contracts reasonably necessary or appropriate in connection with the transactions contemplated hereby and thereby.

(e)   At or prior to the Distribution Time, Inpixon and the CXApp Parties in their respective capacities as direct or indirect stockholders of their respective Subsidiaries, shall each ratify any actions that are reasonably necessary or desirable to be taken by any Subsidiary of Inpixon or Subsidiary of the CXApp Parties, as the case may be, to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 2.9   Novation of Liabilities; Indemnification.

(a)   Each Party, at the request of any member of the other Party’s Group (such other Party, the “Other Party”), shall use commercially reasonable efforts (taking into account any applicable restrictions or considerations, in each case relating to the contemplated Tax treatment of the transactions contemplated hereby) to obtain, or to cause to be obtained, any Consent, Governmental Approval, substitution or amendment required to novate or assign to the fullest extent permitted by applicable Law all obligations under Contracts (other than Shared Contracts, which shall be governed by Section 2.3) and Liabilities (other than with regard to guarantees or Credit Support Instruments, which shall be governed by Section 2.10), but solely to the extent that the Parties are jointly or each severally liable with regard to any such Contracts or Liabilities and such Contracts or Liabilities have been, in whole, but not in part, allocated to the first Party, or, if permitted by applicable Law, to obtain in writing the unconditional release of the applicable Other Party so that, in any such case, the members of the applicable Group shall be solely responsible for such Contracts or Liabilities; provided, however, that no Party shall be obligated to pay any consideration therefor to any third party from whom any such Consent, Governmental Approval, substitution or amendment is requested (unless such Party is fully reimbursed by the requesting Party). In addition, with respect to any Action where any Party hereto is a defendant, when and if requested by such Party, the Other Party at its own cost will use commercially reasonable efforts to remove the requesting Party as a defendant to the extent that such Action relates solely to Assets or Liabilities that the Other Party (or any member of such requesting Party’s Group) has been allocated pursuant to this Article II, and the Other Party will cooperate and assist in any required communication with any plaintiff or other related third party.

(b)   If the Parties are unable to obtain, or to cause to be obtained, any such required Consent, Governmental Approval, release, substitution or amendment referenced in Section 2.9(a), the Other Party or a member of such Other Party’s Group shall continue to be bound by such Contract, license or other obligation that does not constitute a Liability of such Other Party and, unless not permitted by Law or the terms thereof, as agent or subcontractor for such Party, the Party or member of such Party’s Group who Assumed or retained such Liability as set forth in this Agreement (the “Liable Party”) shall, or shall cause a member of its Group to, pay, perform and discharge fully all the obligations or other Liabilities of such Other Party or member of such Other Party’s Group thereunder from and after the Distribution Time. For the avoidance of doubt, in furtherance of the foregoing, the Liable Party or a member of such Liable Party’s Group, as agent or subcontractor of the Other Party or a member of such Other Party’s Group, to the extent reasonably necessary to pay, perform and discharge fully any Liabilities, or retain the benefits (including pursuant to Section 2.6) associated with such Contract or license, is hereby granted the right to, among other things, (i) prepare, execute and submit invoices under such Contract or license in the name of the Other Party (or the applicable member of such Other Party’s Group), (ii) send correspondence relating to matters under such Contract or license in the name of the Other Party (or the applicable member of such Other Party’s Group), (iii) file Actions in the name of the Other Party (or the applicable member of such Other Party’s Group) in connection with such Contract or license and (iv) otherwise exercise all rights in respect of such Contract or license in the name of the Other Party (or the applicable member of such Other Party’s Group); provided that (y) such actions shall be taken in the name of the Other Party (or the applicable member of such Other Party’s Group) only to the extent reasonably necessary or advisable in connection with the foregoing and (z) to the extent that there shall be a conflict between the provisions of this Section 2.9(b) and the provisions of any more specific arrangement between a member of such Liable Party’s Group and a member of such Other Party’s Group, such more specific arrangement shall control. The Liable Party shall indemnify each Other Party and hold each of them harmless against any Liabilities (other than Liabilities of such Other Party) arising in connection therewith; provided, that the Liable Party shall have no obligation to indemnify the Other Party with respect to any matter to the extent that such Liabilities arise from such Other Party’s willful breach, knowing violation of Law, fraud, misrepresentation or gross negligence in connection therewith, in which case such Other Party shall be responsible for such Liabilities; it being understood that any exercise of rights under this Agreement by such Other Party shall not be deemed to be willful breach, knowing violation of Law, fraud, misrepresentation or gross negligence. The Other Party shall, without further consideration, promptly pay and remit, or cause to be promptly paid or remitted, to the Liable Party or, at the direction of the Liable Party, to another member of the Liable Party’s Group, all money, rights and other consideration received by it or any member of its Group in respect of such performance by the Liable Party (unless any such consideration is an Asset of such Other Party pursuant to this Agreement). If and when any such Consent, Governmental Approval, release, substitution or amendment shall be obtained or such agreement, lease, license or other rights or obligations shall otherwise become assignable or able to be novated, the Other Party shall, to the fullest extent permitted by applicable Law, promptly Transfer or cause the Transfer of all rights, obligations and other Liabilities thereunder of such Other Party or any member of such Other Party’s Group to the Liable Party or to another member of the Liable Party’s Group without payment of any further consideration and the Liable Party, or another member of such Liable Party’s Group, without the payment of any further consideration, shall Assume such rights and Liabilities to the fullest extent permitted by applicable Law. Each of the applicable Parties shall, and shall cause their respective Subsidiaries to, take all actions and do all things reasonably necessary on its part, or such Subsidiaries’ part, under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Section 2.9.

Section 2.10   Guarantees; Credit Support Instruments.

(a)   Except as otherwise specified in any Ancillary Agreement, at or prior to the Distribution Time or as soon as practicable thereafter, (i) Inpixon shall (with the reasonable cooperation of the applicable member of the CXApp Group) use its commercially reasonable efforts to have each member of the CXApp Group removed as guarantor of or obligor for any Inpixon Retained Liability to the fullest extent permitted by applicable Law, including in respect of those guarantees set forth on Schedule 2.10(a)(i), to the extent that they relate to Inpixon Retained Liabilities and (ii) Spinco shall (with the reasonable cooperation of the applicable member of the Inpixon Group) use commercially reasonable efforts to have each member of the Inpixon Group removed as guarantor of or obligor for any Enterprise Apps Liability, to the fullest extent permitted by applicable Law, including in respect of those guarantees set forth on Schedule 2.10(a)(ii), to the extent that they relate to Enterprise Apps Liabilities.

(b)   At or prior to the Distribution Time, to the extent required to obtain a release from a guaranty:

(i)   of any member of the Inpixon Group, Spinco shall execute a guaranty agreement substantially in the form of the existing guaranty or such other form as is agreed to by the relevant parties to such guaranty agreement, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (A) with which Spinco would be reasonably unable to comply or (B) which would be reasonably expected to be breached; and

(ii)   of any member of the CXApp Group, Inpixon shall execute a guaranty agreement substantially in the form of the existing guaranty or such other form as is agreed to by the relevant parties to such guaranty agreement, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (A) with which Inpixon would be reasonably unable to comply or (B) which would be reasonably expected to be breached.

(c)   If Inpixon or Spinco is unable to obtain, or to cause to be obtained, any such required removal as set forth in clauses (a) and (b) of this Section 2.10, (i) Inpixon, to the extent a member of the Inpixon Group has assumed the underlying Liability with respect to such guaranty or Spinco, to the extent a member of the CXApp Group has assumed the underlying Liability with respect to such guaranty, as the case may be, shall indemnify and hold harmless the guarantor or obligor for any Indemnifiable Loss arising from or relating thereto (in accordance with the provisions of Article V) and shall or shall cause one of its Subsidiaries, as agent or subcontractor for such guarantor or obligor to pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder, (ii) Spinco shall reimburse the applicable member of the Inpixon Group for all out-of-pocket expenses incurred by it arising out of or related to any such guaranty; and (iii) each of Inpixon and Spinco, on behalf of themselves and the members of their respective Groups, agree not to renew or extend the term of, increase its obligations under, or Transfer to a third party, any loan, guaranty, lease, contract or other obligation for which another Party or member of such Party’s Group is or may be liable without the prior written consent of such other Party, unless all obligations of such other Party and the other members of such Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to such Party.

(d)   Inpixon and Spinco shall cooperate and Spinco shall use commercially reasonable efforts to replace all Credit Support Instruments issued by Inpixon or other members of the Inpixon Group on behalf of or in favor of any member of the CXApp Group or the Enterprise Apps Business (the “Inpixon CSIs”) as promptly as practicable with Credit Support Instruments from Spinco or a member of the CXApp Group as of the Distribution Time. With respect to any Inpixon CSIs that remain outstanding after the Distribution Time, (i) Spinco shall, and shall cause the members of the CXApp Group to, jointly and severally indemnify and hold harmless the Inpixon Indemnitees for any Liabilities arising from or relating to such Credit Support Instruments, including, without limitation, any fees in connection with the issuance and maintenance thereof and any funds drawn by (or for the benefit of), or disbursements made to, the beneficiaries of such Inpixon CSIs in accordance with the terms thereof, (ii) Spinco shall reimburse the applicable member of the Inpixon Group for all out of pocket expenses incurred by it arising out of or related to any such Credit Support Instrument, and (iii) without the prior written consent of Inpixon, Spinco shall not, and shall not permit any member of the CXApp Group to, enter into, renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, lease, Contract or other obligation in connection with which Inpixon or any member of the Inpixon Group has issued any Credit Support Instruments which remain outstanding. Neither Inpixon nor any member of the Inpixon Group will have any obligation to renew any Credit Support Instruments issued on behalf of or in favor of any member of the CXApp Group or the Enterprise Apps Business after the expiration of any such Credit Support Instrument.

Section 2.11   Disclaimer of Representations and Warranties.

(a)   EACH OF INPIXON (ON BEHALF OF ITSELF AND EACH MEMBER OF THE INPIXON GROUP), EACH OF THE CXAPP PARTIES (ON BEHALF OF ITSELF AND EACH MEMBER OF THE CXAPP GROUP) AND KINS UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN, IN ANY ANCILLARY AGREEMENT OR IN ANY CONTINUING ARRANGEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY ANCILLARY AGREEMENTS OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY, AND HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, AS TO THE ASSETS, BUSINESSES OR LIABILITIES CONTRIBUTED, TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS OR GOVERNMENTAL APPROVALS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, AS TO NONINFRINGEMENT, VALIDITY OR ENFORCEABILITY OR ANY OTHER MATTER CONCERNING, ANY ASSETS OR BUSINESS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY CONTRIBUTION, ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT

DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. FOR THE AVOIDANCE OF DOUBT, THIS SECTION 2.11 SHALL HAVE NO EFFECT ON ANY REPRESENTATION OR WARRANTY MADE HEREIN, IN THE MERGER AGREEMENT OR IN ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, THE MERGER AGREEMENT OR ANY ANCILLARY AGREEMENT. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR THEREIN, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS, WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST AND (II) ANY NECESSARY CONSENTS OR GOVERNMENTAL APPROVALS ARE NOT OBTAINED OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

(b)   Each of Inpixon (on behalf of itself and each member of the Inpixon Group), each of the CXApp Parties (on behalf of itself and each member of the CXApp Group) and KINS further understands and agrees that if the disclaimer of express or implied representations and warranties contained in Section 2.11(a) is held unenforceable or is unavailable for any reason under the Laws of any jurisdiction outside the United States or if, under the Laws of a jurisdiction outside the United States, both Inpixon or any member of the Inpixon Group, on the one hand, and Spinco or any member of the CXApp Group, on the other hand, are jointly or severally liable for any Inpixon Retained Liability or any Enterprise Apps Liability, respectively, then, the Parties and KINS intend that, notwithstanding any provision to the contrary under the Laws of such foreign jurisdictions, the provisions of this Agreement, the Merger Agreement and the Ancillary Agreements (including the disclaimer of all representations and warranties (except as otherwise provided in any such agreements), allocation of Liabilities among the Parties and their respective Subsidiaries, releases, indemnification and contribution of Liabilities) shall prevail for any and all purposes among the Parties and KINS and their respective Subsidiaries.

(c)   Each of the CXApp Parties hereby waives compliance by Inpixon and each and every member of the Inpixon Group with the requirements and provisions of any “bulk-sale” or “bulk transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Enterprise Apps Assets to Spinco or any member of the CXApp Group.

Section 2.12   Cash Management; Consideration.

(a)   Except as provided in this Section 2.12, all cash and Cash Equivalents held by any member of the CXApp Group as of the Distribution Time shall be an Enterprise Apps Asset and all cash and Cash Equivalents held by any member of the Inpixon Group as of the Distribution Time shall be an Inpixon Retained Asset. To the extent that following the Distribution Time any Cash Equivalents are required to be transferred from any member of the Inpixon Group to any member of the CXApp Group or from any member of the CXApp Group to any member of the Inpixon Group to make effective the Internal Reorganization or the Contribution pursuant to this Agreement and the Ancillary Agreements (including if required by Law or regulation to effect the foregoing), the Party receiving such Cash Equivalents shall promptly transfer an amount in cash equal to such transferred Cash Equivalents back to the transferring Party so as not to override the allocations of Assets, Liabilities and expenses related to the Internal Reorganization and the Contribution contemplated by this Agreement and the Ancillary Agreements.

(b)   In exchange for the Contribution, Spinco agrees, on or prior to the Distribution Date, to issue to Inpixon a number of newly issued, fully paid and nonassessable shares of Spinco Stock as is necessary to effect the Distribution and such that immediately following the Distribution Inpixon will hold none of the outstanding shares of Spinco Stock.

ARTICLE III

COMPLETION OF THE DISTRIBUTION

Section 3.1   Actions Prior to the Distribution.   Prior to the Distribution Time, subject to the terms and conditions set forth herein, the Parties shall take, or cause to be taken, the following actions in connection with the Distribution:

(a)   Notice to Nasdaq.   Inpixon shall give Nasdaq not less than ten (10) days’ advance notice of the Record Date in compliance with Rule 10b-17 under the Exchange Act.

(b)   Securities Law Matters.   Spinco shall file with the Commission any amendments or supplements to the Form S-1 as may be necessary or advisable in order to cause the Form S-1 to become and remain effective as required by the Commission or federal, state or other applicable securities Laws. Inpixon and Spinco shall take all such action as may be necessary or advisable under the securities or “blue sky” Laws of the United States (and any comparable Laws under any non-U.S. jurisdiction) in connection with the transactions contemplated by this Agreement, the Merger Agreement and the Ancillary Agreements.

(c)   Authorized Number of Shares.   Prior to the Distribution, the Parties shall take all necessary action required to file an amendment to the Articles of Incorporation of Spinco with the Delaware Secretary of State to increase the number of authorized shares of Spinco Stock so that Spinco Stock then authorized shall be equal to the number of shares of Spinco Stock necessary to effect the Distribution.

(d)   Availability of Information.   Inpixon shall, as soon as is reasonably practicable after the Form S-1 is declared effective under the Exchange Act and the Inpixon Board has approved the Distribution, cause the Prospectus to be mailed to the Record Holders or, in connection with the delivery of a notice of Internet availability of the Prospectus to such holders, posted on the Internet.

(e)   The Distribution Agent.   Inpixon shall enter into a distribution agent agreement with the Agent or otherwise provide instructions to the Agent regarding the Distribution.

(f)   Consulting Agreement.   At or prior to the Distribution Time, Design Reactor shall enter into the Consulting Agreement.

(g)   Officers and Directors.   At or prior to the Distribution Time, the Parties shall take all necessary action so that, as of the Distribution Time, the executive officers and directors of Spinco and Design Reactor will be as set forth in the Prospectus.

(h)   Satisfying Conditions to the Distribution.   Each of Inpixon, Spinco and Design Reactor shall cooperate to cause the conditions to the Distribution set forth in Section 3.3 to be satisfied and to effect the Distribution at the Distribution Time.

(i)   Resignations and Removals.   On or prior to the Distribution Date or as soon thereafter as practicable, (i) Inpixon shall cause all its employees and any employees of its Subsidiaries (excluding any employees of any members of the CXApp Group) to resign or be removed, effective as of the Distribution Time, from all positions as officers or directors of any member of the CXApp Group in which they serve, and (ii) Spinco shall cause all its employees and any employees of its Subsidiaries to resign, effective as of the Distribution Time, from all positions as officers or directors of any members of the Inpixon Group in which they serve. Notwithstanding the foregoing, no Person shall be required by any Party to resign from any position or office with another Party if such Person is disclosed in the Form S-1 as a Person who is to hold such position or office following the Distribution.

(j)   Contribution.   On or prior to the Distribution Date, the Contribution shall have been made.

Section 3.2   Effecting the Distribution.

(a)   Delivery of Spinco Stock.   Upon consummation of the Distribution, Inpixon shall deliver to the Agent a book-entry authorization representing the Spinco Stock being distributed in the Distribution for the account of the Record Holders and shall take all such other actions (including delivering any other instruments of transfer required by applicable law) as may be necessary to effect the Distribution. The Agent shall hold such book-entry shares for the account of the Record Holders pending the Merger, as provided in Section 3.2 of the Merger Agreement. Immediately after the Distribution Time and prior to the Effective Time, the shares of Spinco Stock shall not be transferable and the transfer agent for the Spinco Stock shall not transfer any shares of Spinco Stock; provided, for the avoidance of doubt, that the exchange of such shares of Spinco Stock for shares of Acquirer Common Stock pursuant to the Merger shall not be deemed a transfer subject to the foregoing restrictions. The Distribution shall be deemed to be effective at the Distribution Time upon written authorization from Inpixon to the Agent to proceed with the Distribution.

(b)   Subject to Section 3.1 and Section 3.2(c), except as set forth on Schedule 3.2(b), each Record Holder will be entitled to receive in the Distribution one share of Spinco Stock for each one share of Inpixon Stock held by such Record Holder on the Record Date or issuable to such Record Holder upon complete conversion or exercise of the Other Inpixon Securities, as applicable.

(c)   No fractional shares will be distributed or credited to book-entry accounts in connection with the Distribution, and any such fractional share interests to which a Record Holder would otherwise be entitled shall not entitle such Record Holder to vote or to any other rights as a stockholder of Spinco. In lieu of any such fractional shares, Spinco will round up fractional shares that recipients of Spinco Stock will otherwise be entitled to receive, but for the provisions of this Section 3.2(c). Solely for purposes of computing fractional share interests pursuant to this Section 3.2(c) and Section 3.2(d), the beneficial owner of Inpixon Stock and Other Inpixon Securities held of record in the name of a nominee in any nominee account shall be treated as the Record Holder with respect to such shares or securities.

(d)   Any shares of Spinco Stock that remain unclaimed by any Record Holder 180 days after the Distribution Date shall be delivered to Spinco, and Spinco or its transfer agent on its behalf shall hold such shares of Spinco Stock for the account of such Record Holder, and the Parties agree that all obligations to provide such shares of Spinco Stock shall be obligations of Spinco, subject in each case to applicable escheat or other abandoned property Laws, and Inpixon shall have no Liability with respect thereto.

(e)   Until the shares of Spinco Stock are duly transferred in accordance with this Section 3.2 and applicable Law, from and after the Distribution Time, Spinco will regard the Persons entitled to receive such Spinco Stock as record holders of Spinco Stock in accordance with the terms of the Distribution without requiring any action on the part of such Persons. The Parties agree that, subject to any transfers of such shares, from and after the Distribution Time (i) each such holder will be entitled to receive all dividends, if any, payable on, and exercise voting rights and all other rights and privileges with respect to, the Spinco Stock then held by such holder, and (ii) each such holder will be entitled, without any action on the part of such holder, to receive evidence of ownership of Spinco Stock then held by such holder.

Section 3.3   Conditions to the Distribution.   The consummation of the Distribution shall be subject to the satisfaction or waiver by Inpixon in its sole and absolute discretion, of the following conditions:

(a)   Completion of the Internal Reorganization and Contribution.   The Internal Reorganization and the Contribution shall have been completed substantially in accordance with Section 2.2, other than any Transfers and Assumptions or other actions that may occur after the Distribution Time in accordance with the terms of this Agreement.

(b)   Execution of Ancillary Agreements.   Each of the Ancillary Agreements shall have been duly executed and delivered by the parties thereto.

(c)   Conditions to Inpixon Obligations in Merger Agreement.   Each of the conditions in Section 9.1 and Section 9.3 of the Merger Agreement to Inpixon’s obligations to consummate the Merger shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution and/or the Merger; provided, that such conditions are capable of being satisfied at such time).

(d)   Conditions to KINS Obligations in Merger Agreement.   KINS shall have confirmed to Inpixon that each condition in Section 9.1 and Section 9.2 of the Merger Agreement to KINS’s obligations to consummate the Merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution and/or the Merger; provided, that such conditions are capable of being satisfied at such time).

ARTICLE IV

CERTAIN COVENANTS

Section 4.1   Cooperation.   From and after the Distribution Time, and subject to the terms of and limitations contained in this Agreement and the Ancillary Agreements, each Party shall, and shall cause each of its respective Affiliates and employees to, (i) provide reasonable cooperation and assistance to the other Party (and any member of its respective Group) in connection with the completion of the transactions contemplated herein and in each Ancillary Agreement, (ii) reasonably assist the other Party in the orderly and efficient transition in becoming a separate company to the extent set forth in the Transition Services Agreements or as otherwise set forth herein (including, but not limited to, complying with Articles V, VI and VIII) and (iii) reasonably assist the other Party to the extent such Party is providing or has provided services, as applicable, pursuant to the Transition Services Agreements in connection with requests for information from, audits or other examinations of, such other Party by a Governmental Entity; in each case, except as otherwise set forth in this Agreement or may otherwise be agreed to by the Parties in writing, at no additional cost to the Party requesting such assistance other than for the actual out-of-pocket costs (which shall not include the costs of salaries and benefits of employees of such Party or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing) incurred by any such Party, if applicable.

Section 4.2   Retained Names.

(a)   As soon as is reasonably practicable, following the Distribution Date, Spinco shall, and shall cause the members of the CXApp Group, to change their respective names and cause their certificates of incorporation and bylaws (or equivalent organizational documents), as applicable, to be amended to remove the Inpixon Retained Names.

(b)   Subject to Section 4.2(c), following the Distribution Date, unless otherwise directed by Inpixon in writing, Spinco shall, and shall cause the members of the CXApp Group to, as soon as reasonably practicable, cease to make any use of any Inpixon Retained Names.

(c)   Notwithstanding anything to the contrary in this Section 4.2, no member of the CXApp Group shall (i) be obligated to cease using or displaying any of the Inpixon Retained Names on any (A) non-public-facing, non-customer facing and non-vendor facing documents or materials or (B) executed copies of any Contract, in each case of (A) and (B), in existence, used or disseminated as of the Distribution Date which bear any of the Inpixon Retained Names, or (ii) be in breach of this Section 4.2 if, after the Distribution Date, it (x) uses any of the Inpixon Retained Names in a nominative manner in textual sentences referencing the historical relationship between Inpixon and the Inpixon Group, on the one hand, and the CXApp Group, on the other hand, which references are factually accurate and reasonably necessary to describe such historical relationship, (y) retains any copies of any books, records or other materials that, as of the Distribution Date, contain or display any of the Inpixon Retained Names and such copies are used solely for internal or archival purposes (and not public display) or (z) uses any of the Inpixon Retained Names to comply with applicable Laws or stock exchange regulations or for litigation, regulatory or corporate filings and documents filed by a member of the CXApp Group or any of its Affiliates with any Governmental Entity.

(d)   Inpixon hereby grants to the CXApp Group a non-exclusive, sublicensable (through multiple tiers, solely for the benefit of the Enterprise Apps Business and not for the independent use of third parties), royalty-free, non-transferable (except in connection with a merger by a member of the CXApp Group), license to continue to use and display the Inpixon Retained Names for the periods set forth in this Section 4.2 in accordance with this Section 4.2.

(e)   Any and all use of the Inpixon Retained Names by the CXApp Group and the goodwill afforded thereby shall inure to the sole benefit of Inpixon. Any use by the members of the CXApp Group of any of the Inpixon Retained Names as permitted in this Section 4.2 is subject to their use of the Inpixon Retained Names in a form and manner, and with standards of quality, of that in effect for the Inpixon Retained Names as of the Distribution Date. Spinco and the other members of the CXApp Group shall not knowingly use the Inpixon Retained Names in a manner that would reasonably be expected to reflect negatively on the Inpixon Retained Names or on Inpixon or any member of the Inpixon Group. Inpixon shall have the right to terminate the foregoing license, effective immediately, if any member of the CXApp Group fails to comply with the foregoing terms and conditions in this Section 4.2 in any material respect, and, in each case, such member of the CXApp Group has not cured such failure within thirty (30) days after such member of the CXApp Group’s receipt of written notice from Inpixon of such failure. Each of Spinco and Design Reactor shall indemnify, defend and hold harmless Inpixon and the members of the Inpixon Group from and against any and all Indemnifiable Losses to the extent arising from or relating to the use by any member of the CXApp Group of the Inpixon Retained Names pursuant to this Section 4.2.

(f)   Each of the Parties acknowledges and agrees that the remedy at Law for any breach of the requirements of this Section 4.2 may be inadequate and agrees and consents that without intending to limit any additional remedies that may be available, Inpixon and the members of the Inpixon Group shall be entitled to seek a temporary or permanent injunction, in any Action which may be brought to enforce any of the provisions of this Section 4.2.

Section 4.3   Limited License Grants.

(a)   Inpixon Limited License Grants.   Solely to the extent that any Intellectual Property (other than Trademarks) owned, controlled or purported to be owned or controlled by any member of the Inpixon Group has been used, practiced or otherwise exploited in the Enterprise Apps Business in the twelve (12) months prior to the Distribution Time or is reasonably anticipated to be used after the Distribution Time based on the written business or product plans of the Enterprise Apps Business (the “Inpixon Licensed Intellectual Property”) existing as of the Distribution Time, Inpixon hereby grants, on behalf of itself and each member of the Inpixon Group, to each member of the CXApp Group, a royalty-free, fully paid-up, perpetual, irrevocable, sublicensable

(through multiple tiers, but solely for the benefit of the CXApp Group and not for the independent use of third parties), non-transferable (except, in whole or in part, in connection with the transfer or sale of any business or division (by means of a reorganization, asset sale, stock sale, merger or otherwise) to which this license relates), worldwide, non-exclusive license in, to and under the Inpixon Licensed Intellectual Property to use, practice and otherwise exploit Inpixon Licensed Intellectual Property solely in or for the conduct of any business of the CXApp Group (except that, solely with respect to Patents included in the Inpixon Licensed Intellectual Property, such license shall be solely for use, practice or other exploitation in or for the conduct of the Enterprise Apps Business as conducted on or prior to the Distribution Time and reasonably anticipated extension or evolutions thereof that are not substitutes for any product or service of any member of the Inpixon Group as of the Distribution Time (for clarity, not including any member of the CXApp Group)).

(b)   CXApp Limited License Grants.   Solely to the extent that any Intellectual Property (other than Trademarks or Copyright in source code) owned, controlled or purported to be owned or controlled by any member of the CXApp Group has been used, practiced or otherwise exploited in the Inpixon Retained Business in the twelve (12) months prior to the Distribution Time or is reasonably anticipated to be used after the Distribution Time based on the written business or product plans of the Inpixon Retained Business (the “CXApp Licensed Intellectual Property”), Spinco hereby grants, on behalf of itself and each member of the CXApp Group, to each member of the Inpixon Group, a royalty-free, fully paid-up, perpetual, irrevocable, sublicensable (through multiple tiers, but solely for the benefit of the Inpixon Group and not for the independent use of third parties), non-transferable (except, in whole or in part, in connection with the transfer or sale of any business or division (by means of a reorganization, asset sale, stock sale, merger or otherwise) to which this license relates), worldwide, non-exclusive license in, to and under the CXApp Licensed Intellectual Property to use, practice and otherwise exploit CXApp Licensed Intellectual Property solely for use, practice or other exploitation in or for the conduct of the Inpixon Retained Business as conducted on or prior to the Distribution Time and reasonably foreseeable extensions or evolutions thereof that are not substitutes for current or reasonably foreseeable extensions or evolutions of any past or current product or service of any member of the CXApp Group as of the Distribution Time.

Section 4.4   No Restriction on Competition.   It is the explicit intent of each of the Parties that the provisions of this Agreement shall not include any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by the Parties. Accordingly, each of the Parties acknowledges and agrees that nothing set forth in this Agreement shall be construed to create any explicit or implied restriction or other limitation on (i) the ability of any party hereto to engage in any business or other activity which competes with the business of any other Party hereto or (ii) the ability of any party to engage in any specific line of business or engage in any business activity in any specific geographic area.

ARTICLE V

INDEMNIFICATION

Section 5.1   Release of Pre-Distribution Claims.

(a)   Except (i) as provided in Section 5.1(b), (ii) as may be otherwise expressly provided in this Agreement or in any Ancillary Agreement and (iii) for any matter for which any Party is entitled to indemnification pursuant to this Article V:

(i)   Inpixon, for itself and each member of the Inpixon Group, its Affiliates as of the Distribution Time and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Time were directors, officers, agents or employees of any member of the Inpixon Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, does hereby remise, release and forever discharge Spinco and the other members of the CXApp Group, its Affiliates and all Persons who at any time prior to the Distribution Time were stockholders, directors, officers, agents or employees of any member of the CXApp Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, from any and all Inpixon Retained Liabilities, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Distribution Time, including in connection with the Internal Reorganization, the Separation, the Distribution, the Merger and any of the other transactions contemplated hereunder and under the Merger Agreement and the Ancillary Agreements (such liabilities, the “Inpixon Released Liabilities”) and in any event shall not, and shall cause its respective Subsidiaries not to, bring any Action against any member of the CXApp Groups in respect of any Inpixon Released Liabilities; provided, however, that nothing in this Section 5.1(a)(i) shall relieve any Person released in this Section 5.1(a)(i) who, after the Distribution Time, is a director, officer or employee of any member of the CXApp Group and is no longer a director, officer or employee of any member of the Inpixon Group from Liabilities arising out of, relating to or resulting from his or her service as a director, officer or employee of any member of the CXApp Group after the Distribution Time. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to limit Inpixon, any member of the Inpixon Group, or their respective Affiliates from commencing any Actions against any Spinco officer, director, agent or employee, or their respective heirs, executors, administrators, successors and assigns with regard to matters arising from, or relating to, (i) theft of Inpixon Trade Secrets or (ii) intentional criminal acts by any such officers, directors, agents or employees.

(ii)   Each of Spinco and Design Reactor, for itself and each member of the CXApp Group, its Affiliates as of the Distribution Time and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Time were directors, officers, agents or employees of any member of the CXApp Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, does hereby remise, release and forever discharge Inpixon and the other members of the Inpixon Group, its Affiliates and all Persons who at any time prior to the Distribution Time were stockholders, directors, officers, agents or employees of any member of the Inpixon Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, from any and all Enterprise Apps Liabilities, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Distribution Time, including in connection with the Internal Reorganization, the Separation, the Distribution, the Merger and any of the other transactions contemplated hereunder and under the Merger Agreement and the Ancillary Agreements (such liabilities, the “CXApp Released Liabilities”) and in any event shall not, and shall cause its respective Subsidiaries not to, bring any Action against any member of the Inpixon Group in respect of any CXApp Released Liabilities; provided, however that for purposes of this Section 5.1(a)(ii), the members of the CXApp Group shall also release and discharge any officers or other employees of any member of the Inpixon Group, to the extent any such officers or employees served as a director or officer of any members of the CXApp Group prior to the Distribution Time, from any and all Liability, obligation or responsibility for any and all past actions or failures to take action, in each case in their capacity as a director or officer of any such member of the CXApp Group, prior to the Distribution Time, including actions or failures to take action that may be deemed to have been negligent or grossly negligent. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to limit Spinco, any member of the CXApp Group, or their respective Affiliates from commencing any Actions against any Inpixon officer, director, agent or employee, or their respective heirs, executors, administrators, successors and assigns with regard to matters arising from, or relating to, (i) theft of CXApp Group Trade Secrets or (ii) intentional criminal acts by any such officers, directors, agents or employees.

(iii)   KINS, for itself and each of its Affiliates as of the Distribution Time and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Time were directors, officers, agents or employees of KINS or any of its Affiliates (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, does hereby remise, release and forever discharge Inpixon and the other members of the Inpixon Group, its Affiliates and all Persons who at any time prior to the Distribution Time were stockholders, directors, officers, agents or employees of any member of the Inpixon Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, from any and all Enterprise Apps Liabilities, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Distribution Time, including in connection with the Internal Reorganization, the Separation, the Distribution, the Merger and any of the other transactions contemplated hereunder and under the Merger Agreement and the Ancillary Agreements (such liabilities, the “KINS Released Liabilities”) and in any event shall not, and shall cause its respective Subsidiaries not to, bring any Action against any member of the Inpixon Group in respect of any KINS Released Liabilities; provided, however that for purposes of this Section 5.1(a)(iii), KINS and each of its Affiliates shall also release and discharge any officers or other employees of any member of the Inpixon Group, to the extent any such officers or employees served as a director or officer of any members of the CXApp Group prior to the Distribution Time, from any and all Liability, obligation or responsibility for any and all past actions or failures to take action, in each case in their capacity as a director or officer of any such member of the CXApp Group, prior to the Distribution Time, including actions or failures to take action that may be deemed to have been negligent or grossly negligent. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to limit KINS or any of its Affiliates from commencing any Actions against any Inpixon officer, director, agent or employee, or their respective heirs, executors, administrators, successors and assigns with regard to matters arising from, or relating to, (i) theft of CXApp Group Trade Secrets or (ii) intentional criminal acts by any such officers, directors, agents or employees.

(b)   Nothing contained in this Agreement, including Section 5.1(a) or Section 2.5, shall impair or otherwise affect any right of any Party or KINS and, as applicable, a member of such Party’s Group or any of its Affiliates, as well as their respective heirs, executors, administrators, successors and assigns, to enforce this Agreement, the Merger Agreement any Ancillary Agreement or any agreements, arrangements, commitments or understandings contemplated in this Agreement, the Merger Agreement or in any Ancillary Agreement to continue in effect after the Distribution Time. In addition, nothing contained in Section 5.1(a) shall release any person from:

(i)   any Liability Assumed, Transferred or allocated to a Party or a member of such Party’s Group pursuant to or as contemplated by, or any other Liability of any member of such Group under, this Agreement or any Ancillary Agreement, including (A) with respect to Inpixon, any Inpixon Retained Liability and (B) with respect to Spinco, any Enterprise Apps Liability;

(ii)   any Liability provided for in or resulting from any other Contract or arrangement that is entered into after the Distribution Time between any Party (and/or a member of such Party’s or Parties’ Group), on the one hand, and any other Party or Parties (and/or a member of such Party’s or Parties’ Group), on the other hand;

(iii)   any Liability with respect to any Continuing Arrangements;

(iv)   any Liability that the Parties may have with respect to indemnification pursuant to this Agreement or otherwise for Actions brought against the Parties by third Persons, which Liability shall be governed by the provisions of this Agreement and, in particular, this Article V and, if applicable, the appropriate provisions of the Ancillary Agreements;

(v)   the obligations of Inpixon, Spinco, Design Reactor, KINS or the other parties to the Merger Agreement to consummate the Merger and the other transactions expressly contemplated to occur at the Closing, subject to the terms and conditions of the Merger Agreement; and

(vi)   any Liability the release of which would result in a release of any Person other than the Persons released in Section 5.1(a); provided that the Parties and KINS agree not to bring any Action or permit any other member of their respective Group or any of their Affiliates to bring any Action against a Person released in Section 5.1(a) with respect to such Liability.

In addition, nothing contained in Section 5.1(a) shall release: (i) Inpixon from indemnifying any director, officer or employee of the CXApp Group who was a director, officer or employee of Inpixon or any of its Affiliates prior to the Distribution Time, as the case may be, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification pursuant to then-existing obligations; it being understood that if the underlying obligation giving rise to such Action is an Enterprise Apps Liability, each of Spinco and Design Reactor shall indemnify Inpixon for such Liability (including Inpixon’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article V; and (ii) Spinco from indemnifying any director, officer or employee of the Inpixon Group who was a director, officer or employee of Design Reactor or any of its Affiliates prior to the Distribution Time, as the case may be, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification pursuant to then-existing obligations; it being understood that if the underlying obligation giving rise to such Action is an Inpixon Retained Liability, Inpixon shall indemnify Spinco for such Liability (including Spinco’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article V.

(c)   Each Party and KINS shall not, and shall not permit any member of its Group or any of their respective Affiliates to, make any claim for offset, or commence any Action, including any claim of contribution or any indemnification, against any other Party or KINS or any member of any other Party’s Group or their respective Affiliates, or any other Person released pursuant to Section 5.1(a), with respect to any Liabilities released pursuant to Section 5.1(a).

(d)   If any Person associated with a Party or KINS (including any director, officer or employee of a Party or KINS) initiates any Action with respect to claims released by this Section 5.1, the Party or KINS with which such Person is associated shall be responsible for the fees and expenses of counsel of the other Party or KINS, as the case may be (and/or the members of such Party’s Group or their Affiliates, as applicable) and such other Party or KINS, as the case may be, shall be indemnified for all Liabilities incurred in connection with such Action in accordance with the provisions set forth in this Article V.

Section 5.2   Indemnification by Inpixon.   In addition to any other provisions of this Agreement requiring indemnification and except as otherwise specifically set forth in any provision of this Agreement or of any Ancillary Agreement, following the Distribution Time, Inpixon shall indemnify, defend and hold harmless the CXApp Indemnitees from and against any and all Indemnifiable Losses of the CXApp Indemnitees to the extent relating to, arising out of, by reason of or otherwise in connection with (a) the Inpixon Retained Liabilities, including the failure of any member of the Inpixon Group or any other Person to pay, perform or otherwise discharge any Inpixon Retained Liability in accordance with its respective terms, whether arising prior to, at or after the Distribution Time, (b) any Inpixon Retained Asset or Inpixon Retained Business, whether arising prior to, at or after the Distribution Time, or (c) any breach by Inpixon of any provision of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder.

Section 5.3   Indemnification by Spinco, Design Reactor and KINS.   In addition to any other provisions of this Agreement requiring indemnification and except as otherwise specifically set forth in any provision of this Agreement or of any Ancillary Agreement, following the Distribution Time, each of Spinco and Design Reactor shall and shall cause the other members of the CXApp Group to indemnify, defend and hold harmless the Inpixon Indemnitees from and against any and all Indemnifiable Losses of the Inpixon Indemnitees to the extent relating to, arising out of, by reason of or otherwise in connection with (a) the Enterprise Apps Liabilities, including the failure of any member of the CXApp Group or any other Person to pay, perform or otherwise discharge any Enterprise Apps Liability in accordance with its respective terms, whether prior to, at or after the Distribution Time, (b) any Enterprise Apps Asset or Enterprise Apps Business, whether arising prior to, at or after the Distribution Time, or (c) any breach by Spinco or Design Reactor of any provision of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder. From and following the Distribution Time, KINS shall and shall cause its Subsidiaries to, indemnify, defend and hold harmless the Inpixon Indemnitees from and against any and all Indemnifiable Losses of the Inpixon Indemnitees pursuant to this Article V to the extent not paid by a member of the CXApp Group.

Section 5.4   Procedures for Indemnification.

(a)   Direct Claims.   Other than with respect to Third Party Claims, which shall be governed by Section 5.4(b), each Inpixon Indemnitee and CXApp Indemnitee (each, an “Indemnitee”) shall notify in writing, with respect to any matter that such Indemnitee has determined has given or could give rise to a right of indemnification under this Agreement or any Ancillary Agreement, the Party which is or may be required pursuant to this Article V or pursuant to any Ancillary Agreement to make such indemnification (the “Indemnifying Party”), within forty-five (45) days of such determination, stating in such written notice the amount of the Indemnifiable Loss claimed, if known, and, to the extent practicable, method of computation thereof, and referring to the provisions of this Agreement in respect of which such right of indemnification is claimed by such Indemnitee or arises; provided, however, that the failure to provide such written notice shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure. The Indemnifying Party will have a period of forty-five (45) days after receipt of a notice under this Section 5.4(a) within which to respond thereto. If the Indemnifying Party fails to respond within such period, the Liability specified in such notice from the Indemnitee shall be conclusively determined to be a Liability of the Indemnifying Party hereunder. If such Indemnifying Party responds within such period and rejects such claim in whole or in part, the disputed matter shall be resolved in accordance with Article VII.

(b)   Third Party Claims.   If a claim or demand is made against an Indemnitee by any Person who is not a member of the Inpixon Group or the CXApp Group or KINS or their respective Affiliates (a “Third Party Claim”) as to which such Indemnitee is or may be entitled to indemnification pursuant to this Agreement or any Ancillary Agreement, such Indemnitee shall notify the Indemnifying Party in writing (which notice obligation may be satisfied by providing copies of all notices and documents received by the Indemnitee relating to the Third Party Claim), and in reasonable detail, of the Third Party Claim promptly (and in any event within the earlier of (x) forty-five (45) days or (y) two (2) Business Days prior to the final date of the applicable response period under such Third Party Claim) after receipt by such Indemnitee of written notice of the Third Party Claim; provided, however, that the failure to provide notice of any such Third Party Claim pursuant to this or the preceding sentence shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure. Thereafter, the Indemnitee shall deliver to the Indemnifying Party, promptly (and in any event within ten (10) Business Days) after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim. For all purposes of this Section 5.4(b), each Party shall be deemed to have notice of the matters set forth on Schedule 1.1(50)(vii).

(c)   Other than in the case of (i) Taxes addressed in the Tax Matters Agreement or Employee Matters Agreement, which shall be addressed as set forth therein or (ii) indemnification by a beneficiary Party of a guarantor Party pursuant to Section 2.10(c) (the defense of which shall be controlled by the beneficiary Party), the Indemnifying Party shall be entitled, if it so chooses, to assume the defense thereof, and if it does not assume the defense of such Third Party Claim, to participate in the defense of any Third Party Claim in accordance with the terms of Section 5.5 at such Indemnifying Party’s own cost and expense and by such Indemnifying Party’s own counsel, that is reasonably acceptable to the Indemnitee, within thirty (30) days of the receipt of an indemnification notice from such Indemnitee; provided, however, that the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim to the extent such Third Party Claim (x) is an Action by a Governmental Entity, (y) involves an allegation of a criminal violation or (z) seeks injunctive relief against the Indemnitee. In connection with the Indemnifying Party’s defense of a Third Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, at its own expense and, in any event, shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent Information, materials and information in such Indemnitee’s possession or under such Indemnitee’s control relating thereto as are reasonably required by the Indemnifying Party; provided, however, that in the event of a conflict of interest between the Indemnifying Party and the applicable Indemnitee(s), or in the event that any Third Party Claim seeks equitable relief which would restrict or limit the future conduct of the Indemnitee’s business or operations, such Indemnitee(s) shall be entitled to retain, at the Indemnifying Party’s expense, separate counsel as required by the applicable rules of professional conduct with respect to such matter; provided further, that if the Indemnifying Party has assumed the defense of the Third Party Claim but has specified, and continues to assert, any reservations or exceptions to such defense or to its liability therefor, then, in any such case, the reasonable fees and expenses of one separate counsel for all Indemnitees shall be borne by the Indemnifying Party. The Indemnifying Party shall have the right to compromise or settle a Third Party Claim the defense of which it shall have assumed pursuant to this Section 5.4(c), and any such settlement or compromise made or caused to be made of a Third Party Claim in accordance with this Article V shall be binding on the Indemnitee, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise. Notwithstanding the foregoing sentence, the Indemnifying Party shall not settle any such Third Party Claim without the written consent of the Indemnitee unless such settlement (A) completely and unconditionally releases the Indemnitee in connection with such matter, (B) provides relief consisting solely of money damages borne by the Indemnifying Party and (C) does not involve any admission by the Indemnitee of any wrongdoing or violation of Law.

(d)   If an Indemnifying Party fails for any reason to assume responsibility for defending a Third Party Claim within the period specified in this Section 5.4, such Indemnitee may defend such Third Party Claim at the cost and expense of the Indemnifying Party. If an Indemnifying Party has failed to assume the defense of the Third Party Claim within the time period specified in clause (c) above, it shall not be a defense to any obligation to pay any amount in respect of such Third Party Claim that the Indemnifying Party was not consulted in the defense thereof, that such Indemnifying Party’s views or opinions as to the conduct of such defense were not accepted or adopted, that such Indemnifying Party does not approve of the quality or manner of the defense thereof or that such Third Party Claim was incurred by reason of a settlement rather than by a judgment or other determination of liability.

(e)   Except as otherwise set forth in Section 6.6 and Section 7.3, or to the extent set forth in any Ancillary Agreement, absent fraud or willful misconduct by an Indemnifying Party, the indemnification provisions of this Article V shall be the sole and exclusive remedy of an Indemnitee for any monetary or compensatory damages or losses resulting from any breach of this Agreement or any Ancillary Agreement and each Indemnitee expressly waives and relinquishes any and all rights, claims or remedies such Person may have with respect to the foregoing other than under this Article V against any Indemnifying Party. For the avoidance of doubt, all disputes in respect of this Article V shall be resolved in accordance with Article VII.

(f)   Notwithstanding the foregoing, to the extent any Ancillary Agreement provides procedures for indemnification that differ from the provisions set forth in this Section 5.4, the terms of the Ancillary Agreement will govern.

(g)   The provisions of this Article V shall apply to Third Party Claims that are already pending or asserted as well as Third Party Claims brought or asserted after the date of this Agreement. There shall be no requirement under this Section 5.4 to give a notice with respect to any Third Party Claim that exists as of the Distribution Time. The Parties acknowledge that Liabilities for Actions (regardless of the parties to the Actions) may be partly Inpixon Liabilities and partly Enterprise Apps Liabilities. If the Parties cannot agree on the allocation of any such Liabilities for Actions, they shall resolve the matter pursuant to the procedures set forth in Article VII. Neither Party shall, nor shall either Party permit its Subsidiaries to, file Third Party claims or cross-claims against the other Party or its Subsidiaries in an Action in which a Third Party Claim is being resolved.

Section 5.5   Cooperation in Defense and Settlement.

(a)   With respect to any Third Party Claim that implicates both the CXApp Group (or KINS and its Subsidiaries, as applicable) and the Inpixon Group in any material respect due to the allocation of Liabilities, responsibilities for management of defense and related indemnities pursuant to this Agreement or any of the Ancillary Agreements, Design Reactor (or Spinco or KINS, as applicable) and Inpixon agree to use commercially reasonable efforts to cooperate fully and maintain a joint defense (in a manner that, to the extent reasonably practicable, will preserve for all Parties any Privilege with respect thereto). The Party that is not responsible for managing the defense of any such Third Party Claim shall, upon reasonable request, be consulted with respect to significant matters relating thereto and may, if necessary or helpful, retain counsel to assist in the defense of such claims. Notwithstanding the foregoing, nothing in this Section 5.5(a) shall derogate from any Party’s rights to control the defense of any Action in accordance with Section 5.4.

(b)   Notwithstanding anything to the contrary in this Agreement, with respect to any Action (i) by a Governmental Entity against Design Reactor or any member of the CXApp Group relating to matters involving anti-bribery, anti-corruption, anti-money laundering, export control and similar laws, where the facts and circumstances giving rise to the Action occurred prior to the Distribution Time and (ii) where the resolution of such Action by order, judgment, settlement or otherwise, would reasonably be expected to include any condition, limitation or other stipulation that adversely impacts the conduct of the Inpixon Retained Businesses, Inpixon shall have, at Inpixon’s expense, the reasonable opportunity to consult, advise and comment on preparation regarding any such Action, including with regard to any drafts of notices and other conferences and communications to be provided or submitted by Design Reactor or any member of the CXApp Group to any third party involved in such Action (including any Governmental Entity), to the extent that Inpixon’s participation does not affect the defense of any such Action or any privilege in an adverse manner; provided that to the extent that any such action requires the submission by Design Reactor or any member of the CXApp Group of any content relating to any current or former officer or director of Inpixon, such content will only be submitted in a form approved by Inpixon in its reasonable discretion.

(c)   Notwithstanding anything to the contrary in this Agreement, with respect to any notices or reports to be submitted to, or reporting, disclosure, filing or other requirements to be made with, any Governmental Entity by Design Reactor or any member of the CXApp Group or its Subsidiaries (“Governmental Filing”) where the Governmental Filing requires disclosure of facts, information or data that relate, in whole or in part, to periods prior to the Distribution Time, Inpixon shall have the reasonable opportunity to consult, advise and comment on the preparation and content of any such Governmental Filing in advance of its submission to a Governmental Entity, and Design Reactor or the applicable member of the CXApp Group shall in good faith consider and take into account any comments so provided by Inpixon with respect to such Governmental Filing.

(d)   Each of Inpixon, and each of the CXApp Parties agrees that at all times from and after the Distribution Time, if an Action is commenced by a third party naming two (2) or more Parties (or any member of such Parties’ respective Groups) as defendants and with respect to which one or more named Parties (or any member of such Party’s respective Group) is a nominal defendant and/or such Action is otherwise not a Liability allocated to such named Party under this Agreement or any Ancillary Agreement, then the other Party or Parties shall use commercially reasonable efforts at its own expense to cause such nominal defendant to be removed from such Action, as soon as reasonably practicable.

Section 5.6   Indemnification Payments.   After the date on which (i) Indemnifying Party’s response to the Indemnitee’s notice under Section 5.4(a) is received by Indemnitee, in the case of a claim other than a Third Party Claim, or (ii) Indemnifying Party receives Indemnitee’s notice of a Third Party Claim under Section 5.4(b), in the case of a Third Party Claim, indemnification required by this Article V shall be made by periodic payments of the amount of Indemnifiable Losses in a timely fashion during the course of the investigation or defense, as and when bills are received or an Indemnifiable Loss incurred.

Section 5.7   Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a)   Any recovery by any Indemnitee for any Indemnifiable Loss subject to indemnification pursuant to this Article V shall be calculated (i) net of Insurance Proceeds actually received by such Indemnitee with respect to any Indemnifiable Loss (which such proceeds shall be reduced by the present value, based on that Party’s then cost of short-term borrowing, of future premium increases known at such time) and (ii) net of any proceeds actually received by the Indemnitee from any unaffiliated third party with respect to any such Liability corresponding to the Indemnifiable Loss (“Third Party Proceeds”). Accordingly, the amount which any Indemnifying Party is required to pay pursuant to this Article V to any Indemnitee pursuant to this Article V shall be reduced by any Insurance Proceeds or Third Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee corresponding to the related Indemnifiable Loss. If an Indemnitee receives a payment required by this Agreement from an

Indemnifying Party corresponding to any Indemnifiable Loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third Party Proceeds, then the Indemnitee shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b)   The Parties hereby agree that an insurer or other third party that would otherwise be obligated to pay any amount shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto by virtue of any provision contained in this Agreement or any Ancillary Agreement, and that no insurer or any other third party shall be entitled to a “windfall” (e.g., a benefit they would not otherwise be entitled to receive, or the reduction or elimination of an insurance coverage obligation that they would otherwise have, in the absence of the indemnification or release provisions) by virtue of any provision contained in this Agreement or any Ancillary Agreement. Each Party shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to collect or recover, or allow the Indemnifying Party to collect or recover, or cooperate with each other in collecting or recovering, any Insurance Proceeds that may be collectible or recoverable respecting the Liabilities for which indemnification may be available under this Article V. Notwithstanding the foregoing, an Indemnifying Party may not delay making any indemnification payment required under the terms of this Agreement, or otherwise satisfying any indemnification obligation, pending the outcome of any Actions to collect or recover Insurance Proceeds, and an Indemnitee need not attempt to collect any Insurance Proceeds prior to making a claim for indemnification or receiving any Indemnity Payment otherwise owed to it under this Agreement or any Ancillary Agreement.

Section 5.8   Contribution.   If the indemnification provided for in this Article V is unavailable for any reason to an Indemnitee (other than failure to provide notice with respect to any Third Party Claims in accordance with Section 5.4(b)) in respect of any Indemnifiable Loss, then the Indemnifying Party shall, in accordance with this Section 5.8, contribute to the Indemnifiable Losses incurred, paid or payable by such Indemnitee as a result of such Indemnifiable Loss in such proportion as is appropriate to reflect the relative fault of Spinco and each other member of the CXApp Group, on the one hand, and Inpixon and each other member of the Inpixon Group, on the other hand, in connection with the circumstances which resulted in such Indemnifiable Loss. With respect to any Indemnifiable Losses arising out of or related to information contained in the Spin-off Disclosure Documents or other securities law filing, the relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact relates to information regarding the Enterprise Apps Business supplied by a member of the CXApp Group, on the one hand, or regarding the Inpixon Retained Business supplied by a member of the Inpixon Group, on the other hand.

Section 5.9   Additional Matters; Survival of Indemnities.

(a)   The indemnity agreements contained in this Article V shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee; and (ii) the knowledge by the Indemnitee of Indemnifiable Losses for which it might be entitled to indemnification hereunder. The indemnity agreements contained in this Article V shall survive the Distribution.

(b)   The rights and obligations of any member of the Inpixon Group, any member of the CXApp Group or KINS, in each case, under this Article V shall survive (i) the sale or other Transfer by any Party or its Affiliates of any Assets or businesses or the assignment by it of any Liabilities and (ii) any merger, consolidation, business combination, restructuring, recapitalization, reorganization or similar transaction involving either Party or any of its Subsidiaries.

(c)   Notwithstanding anything in this Agreement to the contrary, to the extent any Ancillary Agreement contains any specific, express indemnification obligation or contribution obligation relating to any Asset or Liability contributed, assumed, retained, transferred, delivered or conveyed pursuant to such Ancillary Agreement, or relating to any other specific matter, the indemnification obligations contained herein shall not apply to such Asset or Liability, or such other specific matter, and instead the indemnification and/or contribution obligations set forth in such Ancillary Agreement shall govern.

ARTICLE VI

PRESERVATION OF RECORDS; ACCESS TO INFORMATION;

CONFIDENTIALITY; PRIVILEGE

Section 6.1   Preservation of Corporate Records.   Except as otherwise required or agreed in writing, or as otherwise provided in any Ancillary Agreement, with regard to any Information referenced in Section 6.2, each Party shall use its commercially reasonable efforts, at such Party’s sole cost and expense, to retain, until the latest of, as applicable, (i) the date on which such Information is no longer required to be retained pursuant to the applicable record retention policy of Inpixon or such other member of the Inpixon Group, respectively, as in effect immediately prior to the Distribution Time, including, without limitation, pursuant to any “Litigation Hold” issued by Inpixon or any of its Subsidiaries prior to the Distribution Time, (ii) the concluding date of any period as may be required by any applicable Law, (iii) the concluding date of any period during which such Information relates to a pending or threatened Action which is known to the members of the Inpixon Group or the CXApp Group, as applicable, in possession of such Information at the time any retention obligation with regard to such Information would otherwise expire, and (iv) the concluding date of any period during which the destruction of such Information could interfere with a pending or threatened investigation by a Governmental Entity which is known to the members of the Inpixon Group or the CXApp Group, as applicable, in possession of such Information at the time any retention obligation with regard to such Information would otherwise expire; provided that with respect to any pending or threatened Action arising after the Distribution Time, clause (iii) of this sentence applies only to the extent that whichever member of the Inpixon Group or the CXApp Group, as applicable, is in possession of such Information has been notified in writing pursuant to a “Litigation Hold” by the other Party of the relevant pending or threatened Action. The Parties agree that upon written request from the other that certain Information relating to the Enterprise Apps Business, the Inpixon Retained Businesses or the transactions contemplated hereby be retained in connection with an Action, the Parties shall use reasonable efforts to preserve and not to destroy or dispose of such Information without the consent of the requesting Party.

Section 6.2   Access to Information.   Other than in circumstances in which indemnification is sought pursuant to Article V (in which event the provisions of such Article V shall govern) or for matters related to provision of Tax records (in which event the provisions of the Tax Matters Agreement and Employee Matters Agreement shall govern) and subject to appropriate restrictions for Privileged Information or Confidential Information:

(a)   After the Distribution Time, and subject to compliance with the terms of the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, Design Reactor for specific and identified Information:

(i)   that (x) relates to Design Reactor or the Enterprise Apps Business, as the case may be, prior to the Distribution Time or (y) is necessary for Design Reactor to comply with the terms of, or otherwise perform under, any Ancillary Agreement to which Inpixon and/or Design Reactor are parties, Inpixon shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if Design Reactor has a reasonable need for such originals) in the possession or control of Inpixon or any of its Affiliates or Subsidiaries, but only to the extent such items so relate and are not already in the possession or control of Design Reactor; provided that, to the extent any originals are delivered to Design Reactor pursuant to this Agreement or the Ancillary Agreements, Design Reactor shall, at its own expense, return them to Inpixon within a reasonable time after the need to retain such originals has ceased; provided further that, such obligation to provide any requested Information shall terminate and be of no further force and effect on the date that is the first anniversary of the date of this Agreement; provided further that, in the event that Inpixon, in its sole discretion, determines that any such access or the provision of any such Information (including information requested under Section 6.3) would violate any Law or Contract with a third party or could reasonably result in the waiver of any Privilege, Inpixon shall not be obligated to provide such Information requested by Design Reactor;

(ii)   that (x) is required by Design Reactor with regard to reasonable compliance with reporting, disclosure, filing or other requirements imposed on Design Reactor (including under applicable securities laws) by a Governmental Entity having jurisdiction over Design Reactor, or (y) is for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Action or other similar requirements, as applicable, Inpixon shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if Design Reactor has a reasonable need for such originals) in the possession or control of Inpixon or any of its Affiliates or Subsidiaries, but only to the extent such items so relate and are not already in the possession or control of Design Reactor; provided that, to the extent any originals are delivered to Design Reactor pursuant to this Agreement or the Ancillary Agreements, Design Reactor shall, at its own expense, return them to Inpixon within a reasonable time after the need to retain such originals has ceased; provided further that, in the event that Inpixon, in its sole discretion, determines that any such access or the provision of any such Information (including information requested under Section 6.3) would violate any Law or Contract with a third party or waive any Privilege, Inpixon shall not be obligated to provide such Information requested by Design Reactor; or

(b)   After the Distribution Time, and subject to compliance with the terms of the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, Inpixon for specific and identified Information:

(i)   that (x) relates to matters prior to the Distribution Time or (y) is necessary for Inpixon to comply with the terms of, or otherwise perform under, any Ancillary Agreement to which Inpixon and/or Design Reactor are parties, Design Reactor shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if Inpixon has a reasonable need for such originals) in the possession or control of Design Reactor or any of its Affiliates or Subsidiaries, but only to the extent such items so relate and are not already in the possession or control of Inpixon; provided that, to the extent any originals are delivered to Inpixon pursuant to this Agreement or the Ancillary Agreements, Inpixon shall, at its own expense, return them to Design Reactor within a reasonable time after the need to retain such originals has ceased; provided further that, in the event any such access or the provision of any such Information (including information requested under Section 6.3) would violate any Law or Contract with a third party or waive any Privilege, Design Reactor shall not be obligated to provide such Information requested by Inpixon.

(ii)   that (x) is required by Inpixon with regard to reasonable compliance with reporting, disclosure, filing or other requirements imposed on Inpixon (including under applicable securities laws) by a Governmental Entity having jurisdiction over Inpixon, or (y) is for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Action or other similar requirements, as applicable, Design Reactor shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if Inpixon has a reasonable need for such originals) in the possession or control of Design Reactor or any of its Affiliates or Subsidiaries, but only to the extent such items so relate and are not already in the possession or control of Inpixon; provided that, to the extent any originals are delivered to Inpixon pursuant to this Agreement or the Ancillary Agreements, Inpixon shall, at its own expense, return them to Design Reactor within a reasonable time after the need to retain such originals has ceased.

(c)   Each of Inpixon and the CXApp Parties shall inform their respective officers, employees, agents, consultants, advisors, authorized accountants, counsel and other designated representatives who have or have access to the other Party’s Confidential Information or other information provided pursuant to this Article VI of their obligation to hold such information confidential in accordance with the provisions of this Agreement.

Section 6.3   Auditors and Audits.

(a)   Until the first Design Reactor fiscal year end occurring after the Distribution Time and for a reasonable period of time afterwards as required for each Party to prepare consolidated financial statements or complete a financial statement audit for the fiscal year during which the Distribution Date occurs, each Party shall provide or provide access to the other Party on a timely basis, all information reasonably required to meet its schedule for the preparation, printing, filing, and public dissemination of its annual financial statements and for management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K promulgated by the Commission and, to the extent applicable to such Party, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the Commission’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder.

(b)   In the event a Party restates any of its financial statements that include such Party’s audited or unaudited financial statements with respect to any balance sheet date or period of operation as of the end of and for the 2021 fiscal year and the five (5) year period ending December 31, 2021, such Party will deliver to the other Party a substantially final draft, as soon as the same is prepared, of any report to be filed by such first Party with the Commission that includes such restated audited or unaudited financial statements (the “Amended Financial Report”); provided, however, that such first Party may continue to revise its Amended Financial Report prior to its filing thereof with the Commission, which changes will be delivered to the other Party as soon as reasonably practicable; provided, further, however, that such first Party’s financial personnel will actively consult with the other Party’s financial personnel regarding any changes which such first Party may consider making to its Amended Financial Report and related disclosures prior to the anticipated filing of such report with the Commission, with particular focus on any changes which would have an effect upon the other Party’s financial statements or related disclosures. Each Party will reasonably cooperate with, and permit and make any necessary employees available to, the other Party, in connection with the other Party’s preparation of any Amended Financial Reports.

Section 6.4   Witness Services.   At all times from and after the Distribution Time, each of Inpixon and Design Reactor shall use its commercially reasonable efforts to make available to the other, upon reasonable written request, its and its Subsidiaries’ officers, directors, employees and agents (taking into account the business demands of such individuals) as witnesses to the extent that (i) such Persons may reasonably be required to testify in connection with the prosecution or defense of any Action in which the requesting

Party may from time to time be involved (except for claims, demands or Actions in which one or more members of one Group is adverse to one or more members of the other Group) and (ii) there is no conflict in the Action between the requesting Party and the other Party. A Party providing a witness to the other Party under this Section 6.4 shall be entitled to receive from the recipient of such witness services, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses), as may be reasonably incurred and properly paid under applicable Law.

Section 6.5   Reimbursement; Other Matters.   Except to the extent otherwise contemplated by this Agreement or any Ancillary Agreement, a Party providing Information or access to Information to the other Party under this Article VI shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as may be reasonably incurred in providing such Information or access to such Information.

Section 6.6   Confidentiality.

(a)   Notwithstanding any termination of this Agreement, and except as otherwise provided in the Ancillary Agreements, each of Inpixon and Design Reactor shall hold, and shall cause their respective Affiliates and their officers, employees, agents, consultants and advisors to hold, in strict confidence (and not to disclose or release or, except as otherwise permitted by this Agreement or any Ancillary Agreement, use, including for any ongoing or future commercial purpose, without the prior written consent of the Party to whom the Confidential Information relates (which may be withheld in such Party’s sole and absolute discretion, except where disclosure is required by applicable Law)), any and all Confidential Information concerning or belonging to the other Party or its Affiliates; provided that each Party may disclose, or may permit disclosure of, Confidential Information (i) to its respective auditors, attorneys, financial advisors, bankers and other appropriate consultants and advisors who have a need to know such Information for auditing and other non-commercial purposes and are informed of the obligation to hold such Information confidential and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, (ii) if any Party or any of its respective Subsidiaries is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule or is advised by outside counsel in connection with a proceeding brought by a Governmental Entity that it is advisable to do so, (iii) as required in connection with any legal or other proceeding by one Party against the other Party or in respect of claims by one Party against the other Party brought in a proceeding, (iv) as necessary in order to permit a Party to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns, (v) as necessary for a Party to enforce its rights or perform its obligations under this Agreement (including pursuant to Section 2.3) or an Ancillary Agreement, (vi) to Governmental Entities in accordance with applicable procurement regulations and contract requirements or (vii) to other Persons in connection with their evaluation of, and negotiating and consummating, a potential strategic transaction, to the extent reasonably necessary in connection therewith, provided an appropriate and customary confidentiality agreement has been entered into with the Person receiving such Confidential Information. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made by a third party pursuant to clause (ii), (iii), (v) or (vi) above, each Party, as applicable, shall promptly notify (to the extent permissible by Law) the Party to whom the Confidential Information relates of the existence of such request, demand or disclosure requirement and shall provide such affected Party a reasonable opportunity to seek an appropriate protective order or other remedy, which such Party will cooperate in obtaining to the extent reasonably practicable. In the event that such appropriate protective order or other remedy is not obtained, the Party which faces the disclosure requirement shall furnish only that portion of the Confidential Information that is required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is accorded such Confidential Information.

(b)   Each Party acknowledges that it and the other members of its Group may have in its or their possession confidential or proprietary Information of third parties that was received under confidentiality or non-disclosure agreements with such third party while such Party and/or members of its Group were part of the Inpixon Group. Each Party shall comply, and shall cause the other members of its Group to comply, and shall cause its and their respective officers, employees, agents, consultants and advisors (or potential buyers) to comply, with all terms and conditions of any such third-party agreements entered into prior to the Distribution Time, with respect to any confidential and proprietary Information of third parties to which it or any other member of its Group has had access.

(c)   Notwithstanding anything to the contrary set forth herein, (i) the Parties shall be deemed to have satisfied their obligations hereunder with respect to Confidential Information if they exercise at least the same degree of care that applies to Inpixon’s confidential and proprietary information pursuant to policies in effect as of the Distribution Time and (ii) confidentiality obligations provided for in any Contract between each Party or its Subsidiaries and their respective employees shall remain in full force and effect. Notwithstanding anything to the contrary set forth herein, Confidential Information of any Party in the possession of and used by any other Party as of the Distribution Time may continue to be used by such Party in possession of the Confidential Information in and only in the operation of the Enterprise Apps Business (in the case of the CXApp Group) or the Inpixon Retained Business (in the case of the Inpixon Group); provided that such Confidential Information may only be used by such Party and its officers, employees, agents, consultants and advisors in the specific manner and for the specific purposes for which it is used as of the date of this Agreement, and may only be shared with additional officers, employees, agents, consultants and advisors of such Party on a need-to-know basis exclusively with regard to such specified use; provided further that such Confidential Information may be used only so long as the Confidential Information is maintained in confidence and not disclosed in violation of Section 6.6(a).

(d)   The Parties agree that irreparable damage may occur in the event that the provisions of this Section 6.6 were not performed in accordance with their specific terms. Accordingly, it is hereby agreed that the Parties shall be entitled to seek an injunction or injunctions to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(e)   For the avoidance of doubt and notwithstanding any other provision of this Section 6.6, (i) the disclosure and sharing of Privileged Information shall be governed solely by Section 6.7, and (ii) Information that is subject to any confidentiality provision or other disclosure restriction in any Ancillary Agreement shall be governed by the terms of such Ancillary Agreement.

(f)   For the avoidance of doubt and notwithstanding any other provision of this Section 6.6, following the Distribution Time, the confidentiality obligations under this Agreement shall continue to apply to any and all Confidential Information concerning or belonging to each Party or its Affiliates that is shared or disclosed with the other Party or its Affiliates, whether or not such Confidential Information is shared pursuant to this Agreement, any Ancillary Agreement or otherwise.

Section 6.7   Privilege Matters.

(a)   Pre-Distribution Services.   The Parties recognize that legal and other professional services that have been and will be provided prior to the Distribution Time have been and will be rendered for the collective benefit of each of the members of the Inpixon Group and the CXApp Group, and that each of the members of the Inpixon Group and the CXApp Group should be deemed to be the client with respect to such pre-Distribution services for the purposes of asserting all privileges, immunities, or other protections from disclosure which may be asserted under applicable Law, including, but not limited to, the attorney-client privilege, business strategy privilege, joint defense privilege, common interest privilege, and protection under the work-product doctrine (“Privilege”). The Parties shall have a shared Privilege with respect to all Information subject to Privilege (“Privileged Information”) which relates to such pre-Distribution services. For the avoidance of doubt, Privileged Information within the scope of this Section 6.7 includes, but is not limited to, services rendered by legal counsel retained or employed by any Party (or any member of such Party’s respective Group), including outside counsel and in-house counsel.

(b)   Post-Distribution Services.   The Parties recognize that legal and other professional services will be provided following the Distribution Time to each of Inpixon and the CXApp Parties. The Parties further recognize that certain of such post-Distribution services will be rendered solely for the benefit of Inpixon or the CXApp Parties, as the case may be, while other such post-Distribution services may be rendered with respect to claims, proceedings, litigation, disputes, or other matters which involve both Inpixon and the CXApp Parties. With respect to such post-Distribution services and related Privileged Information, the Parties agree as follows:

(i)   All Privileged Information relating to any claims, proceedings, litigation, disputes or other matters which involve both Inpixon and the CXApp Parties shall be subject to a shared Privilege among the Parties involved in the claims, proceedings, litigation, disputes, or other matters at issue; and

(ii)   Except as otherwise provided in Section 6.7(c)(i), Privileged Information relating to post-Distribution services provided solely to one of Inpixon or the CXApp Parties shall not be deemed shared between the Parties, provided, that the foregoing shall not be construed or interpreted to restrict the right or authority of the Parties (x) to enter into any further agreement, not otherwise inconsistent with the terms of this Agreement, concerning the sharing of Privileged Information or (y) otherwise to share Privileged Information without waiving any Privilege which could be asserted under applicable Law.

(c)   The Parties agree as follows regarding all Privileged Information with respect to which the Parties shall have a shared Privilege under Section 6.7(a) or (b):

(i)   Subject to Section 6.7(c)(iii), neither Party may waive, allege or purport to waive, any Privilege which could be asserted under any applicable Law, and in which the other Party has a shared Privilege, without the written consent of the other Party, which shall not be unreasonably withheld or delayed;

(ii)   If a dispute arises between or among the Parties or their respective Subsidiaries regarding whether a Privilege should be waived to protect or advance the interest of any Party, each Party agrees that it shall negotiate in good faith, and shall endeavor to minimize any prejudice to the rights of the other Party. Neither party shall unreasonably withhold consent to any request for waiver by the other Party, and each Party specifically agrees that it shall not withhold consent to waive for any purpose except to protect its own legitimate interests; and

(iii)   In the event of any litigation or dispute between the Parties, or any members of their respective Groups, either such Party may waive a Privilege in which the other Party or member of such Group has a shared Privilege, without obtaining the consent of the other Party; provided that such waiver of a shared Privilege shall be effective only as to the use of Privileged Information with respect to the litigation or dispute between the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared Privilege with respect to third parties.

(d)   The transfer of all Information pursuant to this Agreement is made in reliance on the agreement of Inpixon and the CXApp Parties, as set forth in Section 6.6 and this Section 6.7, to maintain the confidentiality of Privileged Information and to assert and maintain any applicable Privilege. The access to Information being granted pursuant to Section 5.5, Section 6.1, Section 6.2 and Section 6.3, the agreement to provide witnesses and individuals pursuant to Section 5.5 and Section 6.4, the furnishing of notices and documents and other cooperative efforts contemplated by Section 5.5, and the transfer of Privileged Information between the Parties and their respective Subsidiaries pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Agreement or otherwise.

Section 6.8   Ownership of Information.   Any Information owned by one Party or any of its Subsidiaries that is provided to a requesting Party pursuant to this Article VI shall be deemed to remain the property of the providing Party. Unless expressly set forth herein, or unless expressly agreed in a subsequent and separate agreement, nothing contained in this Agreement shall be construed as granting a license or other rights to any Party with respect to any such Information, whether by implication, estoppel or otherwise.

Section 6.9   Processing of Personal Information.

(a)   Both Parties shall cooperate to ensure that their respective Processing of Personal Information hereunder does and will materially comply with all applicable Privacy Requirements and take all reasonable precautions to avoid acts that place the other Party in breach of its obligations under any applicable Privacy Requirements. Nothing in this Section 6.9 shall be deemed to prevent any Party from taking the steps it reasonably deems necessary to comply with any applicable Privacy Laws.

(b)   To the extent required to do so by applicable Privacy Requirements as a result of or in connection with the transactions contemplated hereby, including the completion of the Internal Reorganization, the Parties agree to enter into such data processing agreements as required to comply with applicable Privacy Laws and shall act reasonably and in good faith in doing so.

(c)   It is understood and agreed by the Parties that the transfer of Personal Information in connection with the Transfer of Assets will not violate any Privacy Requirements in any material respect.

Section 6.10   Other Agreements.   The rights and obligations granted under this Article VI are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of Information set forth in any Ancillary Agreement.

ARTICLE VII

DISPUTE RESOLUTION

Section 7.1   Negotiation.   Except as otherwise provided in any Ancillary Agreement, in the event of a controversy, dispute or Action arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity or breach of this Agreement or the Ancillary Agreements or otherwise arising out of, or in any way related to, this Agreement or the Ancillary Agreements or the transactions contemplated hereby, including any Action based on contract, tort, statute or constitution (collectively, “Disputes”), where such Dispute is between the Parties or between Inpixon and KINS, the general counsels or chief legal officers of the parties to the Dispute (or such other individuals designated by the respective general counsels or chief legal officers) and/or the executive officers designated by the parties to the Dispute shall negotiate for a reasonable period of time to settle such Dispute; provided, that such reasonable period shall not, unless otherwise agreed by the parties to such Dispute in writing, exceed sixty (60) days (the “Negotiation Period”) from the time of receipt by a party to such Dispute of written notice of such Dispute (“Dispute Notice”) and settlement of such Dispute pursuant to this Section 7.1 shall be confidential, and no written or oral statements or offers made by the parties to the Dispute during such settlement negotiations shall be admissible for any purpose in any subsequent proceedings.

Section 7.2   Relief in Court.   If the Dispute has not been resolved for any reason after the Negotiation Period, each party to such Dispute shall be entitled to seek relief in a court of competent jurisdiction pursuant to Section 9.16.

Section 7.3   Continuity of Service and Performance.   Unless otherwise agreed in writing, the Parties shall continue to provide service and honor all other commitments under this Agreement and each Ancillary Agreement during the course of dispute resolution pursuant to the provisions of this Article VII with respect to all matters not subject to such dispute resolution.

ARTICLE VIII

INSURANCE

Section 8.1   Insurance Matters.   The provisions of this Section 8.1 shall apply only to the extent not otherwise provided for in the Employee Matters Agreement.

(a)   The Parties intend by this Agreement that, to the extent permitted under the terms of any applicable insurance policy, Design Reactor, each other member of the CXApp Group and each of their respective directors, officers and employees will be successors in interest and/or additional insureds and will have and be fully entitled to continue to exercise all rights that any of them may have as of the Distribution Time (with respect to events occurring or claimed to have occurred before the Distribution Time) as a Subsidiary, Affiliate, division, director, officer or employee of Inpixon before the Distribution Time under any insurance policy, including any rights that Design Reactor, any other member of the CXApp Group or any of its or their respective directors, officers, or employees may have as an insured or additional named insured, Subsidiary, Affiliate, division, director, officer or employee to avail itself, himself or herself of any policy of insurance or any agreements related to the policies in effect before the Distribution Time, with respect to events occurring before the Distribution Time.

(b)   After the Distribution Time, Inpixon (and each other member of the Inpixon Group) and Design Reactor (and each other member of the CXApp Group) shall not, without the consent of Design Reactor or Inpixon, respectively (such consent not to be unreasonably withheld, conditioned or delayed), provide any insurance carrier with a release or amend, modify or waive any rights under any insurance policy if such release, amendment, modification or waiver thereunder would materially adversely affect any rights of any member of the Group of the other Party with respect to insurance coverage otherwise afforded to such other Party for pre-Distribution claims; provided, however, that the foregoing shall not (i) preclude any member of any Group from presenting any claim or from exhausting any policy limit, (ii) require any member of any Group to pay any premium or other amount or to incur any Liability or (iii) require any member of any Group to renew, extend or continue any policy in force.

(c)   The provisions of this Agreement are not intended to relieve any insurer of any Liability under any policy.

(d)   No member of the Inpixon Group or any Inpixon Indemnitee will have any Liabilities whatsoever as a result of the insurance policies as in effect at any time before the Distribution Time, including as a result of (i) the level or scope of any insurance, (ii) the creditworthiness of any insurance carrier, (iii) the terms and conditions of any policy, or (iv) the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim.

(e)   Except to the extent otherwise provided in Section 8.1(b), in no event will Inpixon, any other member of the Inpixon Group or any Inpixon Indemnitee have any Liability or obligation whatsoever to any member of the CXApp Group if any insurance policy is terminated or otherwise ceases to be in effect for any reason, is unavailable or inadequate to cover any Liability of any member of the CXApp Group for any reason whatsoever or is not renewed or extended beyond the current expiration date of any such insurance policy.

(f)   This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any members of the Inpixon Group in respect of any insurance policy or any other contract or policy of insurance.

(g)   Nothing in this Agreement will be deemed to restrict any member of the CXApp Group from acquiring at its own expense any other insurance policy in respect of any Liabilities or covering any period. After the Distribution Time, Design Reactor will acquire its own insurance policies covering the CXApp Group and each of their respective directors, officers and employees.

(h)   To the extent that any insurance policy provides for the reinstatement of policy limits, and both Inpixon and Design Reactor desire to reinstate such limits, the cost of reinstatement will be shared by Inpixon and Design Reactor as the Parties may agree. If either Party, in its sole discretion, determines that such reinstatement would not be beneficial, that Party shall not contribute to the cost of reinstatement and will not make any claim thereunder nor otherwise seek to benefit from the reinstated policy limits.

(i)   For purposes of this Agreement, “Covered Matter” shall mean any matter, whether arising before or after the Distribution Time, with respect to which any CXApp Indemnitee may seek to exercise any right under any insurance policy pursuant to this Section 8.1. If Design Reactor receives notice or otherwise learns of any Covered Matter, Design Reactor shall promptly give Inpixon written notice thereof. Any such notice shall describe the Covered Matter in reasonable detail. With respect to each Covered Matter and any Joint Claim, Design Reactor shall have sole responsibility for reporting the claim to the insurance carrier and will provide a copy of such report to Design Reactor. If Inpixon or another member of the Inpixon Group fails to notify Design Reactor within fifteen (15) days that it has submitted an insurance claim with respect to a Covered Matter or Joint Claim, Design Reactor shall be permitted to submit (on behalf of the applicable CXApp Indemnitee) such insurance claim.

(j)   Each of Design Reactor and Inpixon will share such information as is reasonably necessary in order to permit the other Party to manage and conduct its insurance matters in an orderly fashion and provide the other Party with any assistance that is reasonably necessary or beneficial in connection with such Party’s insurance matters.

ARTICLE IX

MISCELLANEOUS

Section 9.1   Entire Agreement; Construction.   This Agreement, including the Exhibits and Schedules, and the Ancillary Agreements shall constitute the entire agreement among the Parties and KINS with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter. In the event of any inconsistency between this Agreement and any Schedule hereto, the Schedule shall prevail. In the event and to the extent that there shall be a conflict between the provisions of (a) this Agreement and the provisions of any Ancillary Agreement or Continuing Arrangement, such Ancillary Agreement or Continuing Arrangement shall control (except with respect to any Conveyancing and Assumption Instruments, in which case this Agreement shall control) and (b) this Agreement and any agreement which is not an Ancillary Agreement, this Agreement shall control unless specifically stated otherwise in such agreement. For the avoidance of doubt, the Conveyancing and Assumption Instruments are intended to be ministerial in nature and only to effect the transactions contemplated by this Agreement with respect to the applicable local jurisdiction and shall not expand or modify the rights and obligations of the Parties, KINS or their respective Affiliates under this Agreement or any of the Ancillary Agreements that are not Conveyancing and Assumption Instruments. Except as expressly set forth in this Agreement or any Ancillary Agreement: (i) all matters relating to Taxes and Tax Returns of the Parties and their respective Subsidiaries shall be governed exclusively by the Tax Matters Agreement; and (ii) for the avoidance of doubt, in the event of any conflict between this Agreement or any Ancillary Agreement (other than the Tax Matters Agreement), on the one hand, and the Tax Matters Agreement, on the other hand, with respect to such matters, the terms and conditions of the Tax Matters Agreement shall govern, except as otherwise provided in the Tax Matters Agreement.

Section 9.2   Ancillary Agreements.   Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements.

Section 9.3   Counterparts.   This Agreement may be executed in more than one counterpart, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and KINS and delivered to each of the Parties and KINS.

Section 9.4   Survival of Agreements.   Except as otherwise contemplated by this Agreement or any Ancillary Agreement, all covenants and agreements of the Parties and KINS contained in this Agreement and each Ancillary Agreement shall survive the Distribution Time and remain in full force and effect in accordance with their applicable terms.

Section 9.5   Expenses.   Except as otherwise specified in this Agreement or the Ancillary Agreements, or as otherwise agreed in writing among Inpixon, Spinco, Design Reactor and KINS, Inpixon and the CXApp Parties shall each be responsible for its own fees, costs and expenses paid or incurred in connection with this Agreement, any Ancillary Agreement and the Form S-1 and the consummation of the Internal Reorganization, the Contribution, the Distribution and the Merger (the “Transaction-related Expenses”).

Section 9.6   Notices.   All notices, requests, claims, demands and other communications under this Agreement and, to the extent applicable and unless otherwise provided therein, under each of the Ancillary Agreements shall be in English, shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by registered or certified mail (return receipt requested), or by email (provided confirmation of transmission is electronically generated and kept on file by the sending party and so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), to the respective Parties or KINS at the following addresses (or at such other address for a Party or KINS as shall be specified in a notice given in accordance with this Section 9.6):

To Inpixon (and Spinco and/or Design Reactor prior to the Distribution Time):

Inpixon

2479 E. Bayshore Road, Suite 195

Palo Alto, California 94303

Attn: Nadir Ali, Chief Executive Officer

Email: nadir.ali@inpixon.com

With a copy (which shall not constitute notice) to:

Mitchell Silberberg & Knupp LLP

437 Madison Ave., 25th Floor

New York, New York 10022

Attn: Blake J. Baron

Email: bjb@msk.com

To Spinco or Design Reactor at or after the Distribution Time:

Design Reactor, Inc.

2479 E. Bayshore Road, Suite 195

Palo Alto, California 94303

Attn: Nadir Ali, Chief Executive Officer

Email: nadir.ali@inpixon.com

With a copy (which shall not constitute notice) to:

Mitchell Silberberg & Knupp LLP

437 Madison Ave., 25th Floor

New York, New York 10022

Attn: Blake J. Baron

Email: bjb@msk.com

To KINS:

KINS Technology Group, Inc.

Four Palo Alto Square, Suite 200

3000 El Camino Real, Palo Alto, California 94306

Attn: Khurram Sheikh, Chief Executive Officer

Email: khurram@kins-tech.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Attn: Michael Mies

Email: michael.mies@skadden.com

Section 9.7   Consents.   Any consent required or permitted to be given by any Party or KINS to the other Party or KINS under this Agreement shall be in writing and signed by the Party or KINS, as the case may be, giving such consent and shall be effective only against such Party (and its Group) or KINS (and its Affiliates), as the case may be.

Section 9.8   Assignment.   This Agreement shall not be assignable, in whole or in part, directly or indirectly, by any Party or KINS without the prior written consent of the other Party and KINS, and any attempt to assign any rights or obligations arising under this Agreement without such consents shall be void. Notwithstanding the foregoing, and subject to any restrictions on assignment pursuant to Article IV of the Tax Matters Agreement, this Agreement shall be assignable to a bona fide third party in connection with a merger, reorganization, consolidation or the sale of all or substantially all the assets of a party hereto so long as the resulting, surviving or transferee entity assumes all the obligations of the relevant party hereto by operation of law or pursuant to an agreement in form and substance reasonably satisfactory to the other parties to this Agreement; provided, however, that no assignment permitted by this Section 9.8 shall release the assigning Party or KINS, as the case may be, from liability for the full performance of its obligations under this Agreement.

Section 9.9   Successors and Assigns.   The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties, KINS and their respective successors and permitted assigns.

Section 9.10   Termination and Amendment.   This Agreement may not be terminated, modified or amended except by an agreement in writing signed by each of Inpixon, Spinco, Design Reactor and KINS; provided, however, that this Agreement shall terminate immediately upon termination of the Merger Agreement if the Merger Agreement is terminated in accordance with its terms prior to the Distribution.

Section 9.11   Payment Terms.

(a)   Except as set forth in Article V or as otherwise expressly provided to the contrary in this Agreement or in any Ancillary Agreement, any amount to be paid or reimbursed by a Party or KINS (and/or a member of such Party’s Group or its Affiliates), on the one hand, to the other Party or KINS (and/or a member of such Party’s Group or its Affiliate), on the other hand, under this Agreement shall be paid or reimbursed hereunder within forty-five (45) days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(b)   Except as set forth in Article V or as expressly provided to the contrary in this Agreement or in any Ancillary Agreement, any amount not paid when due pursuant to this Agreement (and any amount billed or otherwise invoiced or demanded and properly payable that is not paid within forty-five (45) days of such bill, invoice or other demand) shall bear interest at a rate per annum equal to the Prime Rate, from time to time in effect, calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment.

(c)   Without the consent of the Party or KINS, as the case may be, receiving any payment under this Agreement specifying otherwise, all payments to be made by either Party or KINS under this Agreement shall be made in US Dollars. Except as expressly provided herein, any amount which is not expressed in US Dollars shall be converted into US Dollars by using the exchange rate published on Bloomberg at 5:00 pm Eastern Standard time (EST) on the day before the relevant date or in the Wall Street Journal on such date if not so published on Bloomberg. Except as expressly provided herein, in the event that any indemnification payment required to be made hereunder or under any Ancillary Agreement may be denominated in a currency other than US Dollars, the amount of such payment shall be converted into US Dollars on the date in which notice of the claim is given to the Indemnifying Party.

Section 9.12   Subsidiaries.   Each of the Parties and KINS shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or KINS, as the case may be, or by any entity that becomes a Subsidiary of such Party or KINS, as the case may be, at and after the Distribution Time, to the extent such Subsidiary remains a Subsidiary of the applicable Party or KINS, as the case may be.

Section 9.13   Third Party Beneficiaries.   Except (i) as provided in Article V relating to Indemnitees and for the release under Section 5.1 of any Person provided therein and (ii) as specifically provided in any Ancillary Agreement, this Agreement is solely for the benefit of the Parties and KINS and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of Action or other right in excess of those existing without reference to this Agreement. For the avoidance of doubt, no stockholder of Inpixon, Spinco, Design Reactor or KINS shall be third-party beneficiaries for any purpose prior to the Distribution, and no stockholder (or Party or KINS on behalf of their respective stockholders) shall be entitled to bring any claim for damages prior to the Distribution based on a decrease in share value or lost premiums.

Section 9.14   Title and Headings.   Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 9.15   Exhibits and Schedules.   The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the Exhibits or Schedules constitutes an admission of any liability or obligation of any member of the Inpixon Group or the CXApp Group or any of their respective Affiliates to any third party, nor, with respect to any third party, an admission against the interests of any member of the Inpixon Group or the CXApp Group or any of their respective Affiliates. The inclusion of any item or liability or category of item or liability on any Exhibit or Schedule is made solely for purposes of allocating potential liabilities among the Parties and shall not be deemed as or construed to be an admission that any such liability exists.

Section 9.16   Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)   This Agreement and any dispute arising out of, in connection with or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

(b)   Each of the Parties and KINS agrees that any Action related to this agreement shall be brought exclusively in the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof (the “Chosen Courts”). By executing and delivering this Agreement, each of the Parties and KINS irrevocably: (i) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action relating to this Agreement, including any Action brought for any remedy contemplated by Section 9.17; (ii) waives any objections which such Party or KINS, as the case may be, may now or hereafter have to the laying of venue of any such Action contemplated by this Section 9.16(b) and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (iii) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action contemplated by this Section 9.16(b) in any court other than the Chosen Courts; (v) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 9.6 or in any other manner permitted by Law; and (vi) agrees that service as provided in the preceding clause (v) is sufficient to confer personal jurisdiction over such Party or KINS in the Action, and otherwise constitutes effective and binding service in every respect. Each of the Parties and KINS agrees that a final judgment in any Action in a Chosen Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each Party and KINS further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.

(c)   EACH OF INPIXON, SPINCO, DESIGN REACTOR AND KINS HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT

RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY INSTRUMENT OR DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENT, INSTRUMENTS OR DOCUMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS, INSTRUMENTS OR DOCUMENTS. NONE OF INPIXON, SPINCO, DESIGN REACTOR OR KINS SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR DOCUMENTS. NONE OF INPIXON, SPINCO, DESIGN REACTOR OR KINS WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH OF INPIXON, SPINCO, DESIGN REACTOR AND KINS CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, INSTRUMENT OR DOCUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 9.16(c). NONE OF INPIXON, SPINCO, DESIGN REACTOR OR KINS HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OF THE OTHERS THAT THE PROVISIONS OF THIS SECTION 9.16(c) WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 9.17   Specific Performance.   From and after the Distribution Time, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Ancillary Agreement, the Parties and KINS agree that KINS and the Party or Parties to this Agreement or such Ancillary Agreement who are or are to be thereby aggrieved shall have the right to seek specific performance and injunctive or other equitable relief of its or their rights under this Agreement or such Ancillary Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties and KINS agree that, from and after the Distribution Time, the remedies at law for any breach or threatened breach of this Agreement or any Ancillary Agreement, including monetary damages, are inadequate compensation for any Indemnifiable Loss, that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived, and that any requirements for the securing or posting of any bond with such remedy are hereby waived.

Section 9.18   Severability.   In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties and KINS shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 9.19   Interpretation.   The Parties and KINS have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party or KINS, as the case may be, drafting or causing any instrument to be drafted.

Section 9.20   No Duplication; No Double Recovery.   Nothing in this Agreement is intended to confer to or impose upon any Party or KINS a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances (including with respect to the rights, entitlements, obligations and recoveries that may arise out of one or more of the following Sections: Section 5.2; Section 5.3; and Section 5.4).

Section 9.21   Tax Treatment of Payments.   Unless otherwise required by a Final Determination, this Agreement or the Tax Matters Agreement or otherwise agreed to among the Parties and KINS, for U.S. federal Tax purposes, any payment made pursuant to this Agreement (other than any payment of interest pursuant to Section 9.11) by: (i) Spinco to Inpixon shall be treated for all Tax purposes as a distribution by Spinco to Inpixon with respect to stock of Spinco occurring on or immediately before the Distribution Time; or (ii) Inpixon to Spinco shall be treated for all Tax purposes as a tax-free contribution by Inpixon to Spinco with respect to its stock occurring on or immediately before the Distribution Time; and in each case, no Party or KINS shall take (or permit any member of such Party’s Group to take) any position inconsistent with such treatment. In the event that a Taxing Authority asserts that a Party’s treatment of a payment pursuant to this Agreement should be other than as set forth in the preceding sentence, such Party shall use its commercially reasonable efforts to contest such challenge.

Section 9.22   No Waiver.   No failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder or under the other Ancillary Agreements shall operate as a waiver hereof or thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 9.23   No Admission of Liability.   The allocation of Assets and Liabilities herein (including on the Schedules hereto) is solely for the purpose of allocating such Assets and Liabilities between Inpixon and the CXApp Parties and is not intended as an admission of liability or responsibility for any alleged Liabilities vis-à-vis any third party, including with respect to the Liabilities of any non-wholly owned Subsidiary of Inpixon or the CXApp Parties.

[Signature Page Follows]

IN WITNESS WHEREOF, each of Inpixon, Spinco, Design Reactor and KINS has caused this Agreement to be duly executed as of the day and year first above written.

INPIXON

By:	/s/ Nadir Ali
	Name:	Nadir Ali
	Title:	CEO

CXAPP HOLDING CORP.

By:	/s/ Nadir Ali
	Name:	Nadir Ali
	Title:	President

DESIGN REACTOR, INC.

By:	/s/ Nadir Ali
	Name:	Nadir Ali
	Title:	CEO

KINS TECHNOLOGY GROUP INC.

By:	/s/ Khurram P. Sheikh
	Name:	Khurram P. Sheikh
	Title:	Chief Executive Officer

ANNEX C

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

KINS TECHNOLOGY GROUP INC.

KINS Technology Group Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.   The name of the Corporation is “KINS Technology Group Inc.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on July 20, 2020 (the “Original Certificate”). The Corporation amended and restated the Original Certificate, which was filed with the Secretary of State of the State of Delaware on December 14, 2020, as amended on June 10, 2022 (as so amended, the “First Amended and Restated Certificate”).

2.   This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which both restates and amends the provisions of the First Amended and Restated Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

3.   This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of Delaware.

4.   Certain capitalized terms used in this Second Amended and Restated Certificate are defined where appropriate herein.

5.   The text of the First Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I

The name of the corporation is CXApp Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The total number of shares of capital stock that the Corporation shall have authority to issue is 212,000,000 shares, consisting of: 200,000,000 shares of common stock, having a par value of $0.0001 per share, including (i) 200,000,000 shares of Class A common stock (the “Class A Common Stock”) and (ii) 10,000,000 shares of Class C common stock (the “Class C Common Stock”, and together with the Class A Common Stock, the “Common Stock”); and (iii) 2,000,000 shares of preferred stock, having a par value of $0.0001 per share (the “Preferred Stock”).

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:A. COMMON STOCK

1.   General.   The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation

(the “Board of Directors”) and outstanding from time to time. Except as otherwise expressly provided in this Second Amended and Restated Certificate or required by applicable law, shares of Class A Common Stock and Class C Common Stock shall have the same rights and powers, share ratably and be identical in all respects as to all matters.

2.   Voting.   Except as otherwise provided herein or expressly required by law, each holder of Class A Common Stock and each holder of Class C Common Stock will vote together as a single class and not as separate series or classes, and shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Class A Common Stock, Class C Common Stock or the Preferred Stock may be increased or decreased (but not below the number of shares of the Class A Common Stock, the Class C Common Stock or the Preferred Stock, as the case may be, then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Except as otherwise required in this Certificate of Incorporation or by applicable law, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, such holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.   Dividends.   Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4.   Liquidation.   Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

5.   Merger, Consolidation, Tender or Exchange Offer.   All shares of Common Stock shall, as among each other, have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. Without limiting the generality of the foregoing, (1) in the event of a merger, consolidation or other business combination requiring the approval of the holders of the Corporation’s capital stock entitled to vote thereon (whether or not the Corporation is the surviving entity), the holders of Common Stock shall receive the same form of consideration, if any, and at least the same amount of consideration, if any, on a per share basis, and (2) in the event of (a) any tender or exchange offer to acquire any shares of Common Stock by any third party pursuant to an agreement to which the Corporation is a party or (b) any tender or exchange offer by the Corporation to acquire any shares of Common Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of Common Stock shall be entitled to receive the same form of consideration, if any, and at least the same amount of consideration, if any, on a per share basis.

6.   Transfer Rights.   Subject to applicable law and the transfer restrictions on the Class C Common Stock set forth in Article VII of the bylaws of the Corporation (as such bylaws may be amended from time to time, the “Bylaws”), shares of Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

7.   Class C Common Stock.   Each share of Class C Common Stock will automatically convert into one fully paid and nonassessable share of Class A Common Stock on (i) the date that is 180 days after the date of this Second Amended and Restated Certificate; (ii) the date on which the Corporation completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of stockholders of the Corporation having the right to exchange their common of the Corporation for cash, securities or other property; or (iii) if the last reported sale price of the Class A Common Stock of the Corporation equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the date of this Second Amended and Restated Certificate. Upon any conversion of Class C Common Stock to Class A Common Stock in accordance with this Second Amended and Restated Certificate, all rights of the holder of Class C Common Stock shall cease and the person or persons in whose names or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class C Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class C Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of Class C Common Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purpose. No share or shares of Class C Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A.   Subject to the rights of holders of any series of Preferred Stock to elect directors, the Board of Directors shall be divided into three classes, as nearly equal in number as possible, and designated Class I, Class II and Class III. The Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II or Class III. Subject to the rights of holders of any series of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class I shall serve for a term expiring at the Corporation’s first annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; each director initially assigned to Class II shall serve for a term expiring at the Corporation’s second annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; and each director initially assigned to Class III shall serve for a term expiring at the Corporation’s third annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, disqualification, resignation or removal.

B.   Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the Bylaws.

C.   Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D.   Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term or until his or her earlier death, resignation, retirement, disqualification, or removal.

E.   Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F.   In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal the Bylaws. The stockholders of the Corporation shall also have the power to adopt, amend or repeal the Bylaws; provided, that in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G.   The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

A.   Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board of Directors, Chief Executive Officer of the Corporation, or the Board of Directors pursuant to a resolution adopted by a majority of the Board of the Directors, and, except to the extent otherwise provided in the Bylaws, the ability of any other person or persons, including the stockholders, to call a special meeting is hereby specifically denied. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B.   Subject to the special rights of the holders of one or more series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors or the Chief Executive Officer, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.

C.   Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

ARTICLE VIII

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of the Certificate of Incorporation of the Corporation inconsistent with this Article VIII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE IX

A.   The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL, and instead the provisions of Article IX(B)-(D) below shall apply, for so long as the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”).

B.   The Corporation shall not engage in any business combination with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(1)   prior to such time, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2)   upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty five percent (85%) of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)   at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty six and two-thirds percent (66 and 2/3%) of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

C.   The restrictions contained in the foregoing Article IX(B) shall not apply if:

(1)   a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time, within the three-year period immediately prior to the business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

(2)   the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Article IX(C)(2), (ii) is with or by a person who either was not an interested stockholder during the previous three (3) years or who became an interested stockholder with the approval of the Board of Directors and (iii) is approved by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three (3) years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the

Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent (50%) or more of either that aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation or (z) a proposed tender or exchange offer for fifty percent (50%) or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than twenty (20) days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Article IX(C)(2).

D.   For purposes of this Article IX, references to:

(1)   “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2)   “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of twenty percent (20%) or more of the voting power thereof; (ii) any trust or other estate in which such person has at least a twenty percent (20%) beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3)   “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

a.   any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (B) of this Article IX is not applicable to the surviving entity;

b.   any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c.   any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

d.   any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e.   any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(4)   “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of twenty percent (20%) or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this subsection (D) of Article IX, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5)   “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of fifteen percent (15%) or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of fifteen percent (15%) or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include (a) any Stockholder Party, any Stockholder Party Direct Transferee, any Stockholder Party Indirect Transferee or any of their respective affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (b) any person whose ownership of shares in excess of the fifteen percent (15%) limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below.

(6)   “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

a.   beneficially owns such stock, directly or indirectly;

b.   has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

c.   has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(7)   “person” means any individual, corporation, partnership, unincorporated association or other entity.

(8)   “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(9)   “Stockholder Party Direct Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act beneficial ownership of fifteen percent (15%) or more of the then outstanding voting stock of the Corporation.

(10)   “Stockholder Party Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party Direct Transferee or any other Stockholder Party Indirect Transferee beneficial ownership of fifteen percent (15%) or more of the then outstanding voting stock of the Corporation.

(11)   “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

Every reference to a percentage of voting stock shall be calculated on the basis of the aggregate number of votes applicable to all shares of such voting stock, and by allocating to each share of voting stock, that number of votes to which such share is entitled.

ARTICLE X

A.   The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article X shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article X. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article X to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article X shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article X by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

B.   The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board of Directors, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.

ARTICLE XI

A.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding (“Proceeding”) brought on behalf of the Corporation, (ii) any Proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any Proceeding arising pursuant to any provision of the DGCL or the Bylaws or this Certificate of Incorporation (as either may be amended from time to time), (iv) any Proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any Proceeding asserting a claim against the Corporation or any current or former director, officer or stockholder governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign

Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Notwithstanding the foregoing, the provisions of this Article XI(A) shall not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

B.   Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

C.   Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI.

ARTICLE XII

The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Second Amended and Restated Certificate of Incorporation or in the future. In addition to the foregoing, unless the Corporation and a director or officer of the Corporation otherwise agree in writing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of the Corporation unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue

ARTICLE XIII

A.   Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least sixty six and two-thirds percent (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article V(B), Article VI, Article VII, Article VIII, Article IX, Article X, Article XI and this Article XIII.

B.   If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable)

shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this             day of            , 2022.

By:
Name:
Title:

ANNEX D

AMENDED AND RESTATED

BY LAWS

OF

CXAPP INC.

(THE “CORPORATION”)

ARTICLE I

OFFICES

Section 1.1.   Registered Office.   The registered office of the Corporation within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.

Section 1.2.   Additional Offices.   The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II

STOCKHOLDERS MEETINGS

Section 2.1.   Annual Meetings.   The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.

Section 2.2.   Special Meetings.   Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (“Preferred Stock”), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, or a Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

Section 2.3.   Notices.   Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.

Section 2.4.   Quorum.   Except as otherwise provided by applicable law, the Corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”) or these By Laws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

Section 2.5.   Voting of Shares.

(a)   Voting Lists.   The Secretary of the Corporation (the “Secretary”) shall prepare, or shall cause the officer or agent who has charge of the stock ledger of the Corporation to prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order and showing the address and the number and class of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(b)   Manner of Voting.   At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(c)   Proxies.   Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority. No stockholder shall have cumulative voting rights.

(i)   A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(ii)   A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d)   Required Vote.   Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these By Laws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(e)   Inspectors of Election.   The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

Section 2.6.   Adjournments.   Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 2.7.   Advance Notice for Business.

(a)   Annual Meetings of Stockholders.   No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.2 will be considered for election at such meeting.

(i)   In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 2.7(a).

(ii)   To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these By Laws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

(iii)   The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a), provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(iv)   In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(b)   Special Meetings of Stockholders.   Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.2.

(c)   Public Announcement.   For purposes of these By Laws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act (or any successor thereto).

Section 2.8.   Conduct of Meetings.   The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, any Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act of a Chief Executive Officer or if a Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these By Laws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9.   Consents in Lieu of Meeting.   Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and the DGCL to the Corporation, written consents signed by a sufficient number of holders entitled to vote to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

ARTICLE III

DIRECTORS

Section 3.1.   Powers; Number.   The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By Laws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware. Subject to the Certificate of Incorporation, the number of directors shall be fixed exclusively by resolution of the Board.

Section 3.2.   Advance Notice for Nomination of Directors.

(a)   Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (I) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.2.

(b)   In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.2.

(c)   Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

(d)   To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(e)   If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.2, or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.2, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(f)   In addition to the provisions of this Section 3.2, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.2 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

Section 3.3.   Compensation.   Unless otherwise restricted by the Certificate of Incorporation or these By Laws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the

Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

ARTICLE IV

BOARD MEETINGS

Section 4.1.   Annual Meetings.   The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

Section 4.2.   Regular Meetings.   Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board.

Section 4.3.   Special Meetings.   Special meetings of the Board (a) may be called by the Chairman of the Board or President and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these By Laws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4.   Quorum; Required Vote.   A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these By Laws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 4.5.   Consent In Lieu of Meeting.   Unless otherwise restricted by the Certificate of Incorporation or these By Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.6.   Organization.   The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, any Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of a Chief Executive Officer or if a Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V

COMMITTEES OF DIRECTORS

Section 5.1.   Establishment.   The Board may by resolution of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2.   Available Powers.   Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

Section 5.3.   Alternate Members.   The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 5.4.   Procedures.   Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these By Laws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these By Laws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these By Laws.

ARTICLE VI

OFFICERS

Section 6.1.   Officers.   The officers of the Corporation elected by the Board shall be one or more Chief Executive Officers, a Chief Financial Officer, a Secretary and such other officers (including without limitation, a Chairman of the Board, Presidents, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. Any Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these By Laws or as may be prescribed by the Board or, if such officer has been appointed by any Chief Executive Officer or President, as may be prescribed by the appointing officer.

(a)   Chairman of the Board.   The Chairman of the Board shall preside when present at all meetings of the stockholders and the Board. The Chairman of the Board shall have general supervision and control of the acquisition activities of the Corporation subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters. In the absence (or inability or refusal to act) of the Chairman of the Board, any Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chairman of the Board shall not include supervision or control of the preparation of the financial statements of the Corporation (other than through participation as a member of the Board). The position of Chairman of the Board and Chief Executive Officer may be held by the same person and may be held by more than one person.

(b)   Chief Executive Officer.   One or more Chief Executive Officers shall be the chief executive officer(s) of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chairman of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chairman of the Board, any Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person and may be held by more than one person.

(c)   President.   The President shall make recommendations to any Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of any Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairman of the Board and a Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(d)   Vice Presidents.   In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

(e)   Secretary.

(i)   The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board, any Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii)   The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(f)   Assistant Secretaries.   The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(g)   Chief Financial Officer.   The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, any Chief Executive Officer or the President may authorize).

(h)   Treasurer.   The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

Section 6.2.   Term of Office; Removal; Vacancies.   The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by any Chief Executive Officer or President may also be removed, with or without cause, by any Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by any Chief Executive Officer or President may be filled by any Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 6.3.   Other Officers.   The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 6.4.   Multiple Officeholders; Stockholder and Director Officers.   Any number of offices may be held by the same person unless the Certificate of Incorporation or these By Laws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

ARTICLE VII

SHARES

Section 7.1.   Certificated and Uncertificated Shares.   The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 7.2.   Multiple Classes of Stock.   If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 7.3.   Signatures.   Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by (a) the Chairman of the Board, any Chief Executive Officer, the President or a Vice President and (b) the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.4.   Consideration and Payment for Shares.

(a)   Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

(b)   Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

Section 7.5.   Lost, Destroyed or Wrongfully Taken Certificates.

(a)   If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

(b)   If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

Section 7.6.   Transfer of Stock.

(a)   If a certificate representing shares of the Corporation is presented to the Corporation with an endorsement requesting the registration of transfer of such shares or an instruction is presented to the Corporation requesting the registration of transfer of uncertificated shares, the Corporation shall register the transfer as requested if:

(i)   in the case of certificated shares, the certificate representing such shares has been surrendered;

(ii)   (A) with respect to certificated shares, the endorsement is made by the person specified by the certificate as entitled to such shares; (B) with respect to uncertificated shares, an instruction is made by the registered owner of such uncertificated shares; or (C) with respect to certificated shares or uncertificated shares, the endorsement or instruction is made by any other appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;

(iii)   the Corporation has received a guarantee of signature of the person signing such endorsement or instruction or such other reasonable assurance that the endorsement or instruction is genuine and authorized as the Corporation may request;

(iv)   the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable in accordance with Section 7.8(a); and

(v)   such other conditions for such transfer as shall be provided for under applicable law have been satisfied.

(b)   Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.

Section 7.7.   Registered Stockholders.   Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Section 7.8.   Effect of the Corporation’s Restriction on Transfer.

(a)   A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

(b)   A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares.

Section 7.9.   Lockup.

(a)   The holders (together with any Permitted Transferees, the “Lockup Holders”) of shares of Class C common stock of the Corporation (the “Lockup Securities”) issued during the Lockup Period may not Transfer any Lockup Securities during the Lockup Period without the prior written consent of the Board of Directors (subject to the determination of the Board of Directors in its sole discretion at any time) (the restrictions set forth in this Section 7.9, the “Lockup”).

(b)   Notwithstanding the provisions set forth in Section 7.9(a), a Lockup Holder may Transfer Lockup Securities:

(i)   by will, other testamentary document or intestacy;

(ii)   as a bona fide gift or gifts, including to charitable organizations or for bona fide estate planning purposes;

(iii)   to any trust for the direct or indirect benefit of the Lockup Holder or the immediate family of the Lockup Holder, or if the Lockup Holder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(iv)   to a partnership, limited liability company or other entity of which such Lockup Holder and the immediate family of such Lockup Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(v)   if the Lockup Holder is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such Lockup Holder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Lockup Holder or affiliates of such Lockup Holder (including, for the avoidance of doubt, where such Lockup Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to members or shareholders of such Lockup Holder;

(vi)   to a nominee or custodian of any person or entity to whom a Transfer would be permissible under clauses (i) through (v) above;

(vii)   in the case of an individual, by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, Separation and Distribution Agreement or related court order;

(viii)   from an employee or a director of, or a service provider to, the Corporation or any of its subsidiaries upon the death, disability or termination of employment, in each case, of such person; or

(ix)   pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors and made to all holders of shares of the Corporation’s capital stock involving a Change of Control (as defined below) (including negotiating and entering into an agreement providing for any such transaction), provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the Lockup Holder’s Lockup Securities shall remain subject to the Lockup;

(x)   provided that in the case of any Transfer of Lockup Securities pursuant to clauses (i) through (vii), (1) such Transfer shall not involve a disposition for value; (2) the Lockup Securities shall remain subject to the Lockup; (3) any required public report or filing (including filings under Section 16(a) of the Exchange Act), shall disclose the nature of such Transfer and that the Lockup Securities remain subject to the Lockup; and (4) there shall be no voluntary public disclosure or other announcement of such Transfer.

(c)   Solely for purposes of this Section 7.9:

“Change of Control” means the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of the Corporation’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) more than 50% of the outstanding voting securities of the Corporation.

“Closing Date” shall have the meaning assigned thereto in the Merger Agreement.

“immediate family” means any relationship by blood, current or former marriage or adoption, not more remote than first cousin;

“Lockup Period” means the period beginning on the Closing Date and ending at 11:59 pm Eastern Time on the earlier of: (i) the date that is 180 days after the Closing Date; (ii) the date on which the Corporation completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of stockholders of the Corporation having the right to exchange their common of the Corporation for cash, securities or other property; or (iii) if the last reported sale price of the Class A Common Stock of the Corporation equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of September 25, 2022 (as it may be amended or otherwise modified from time to time), by and among KINS Technology Group Inc., a Delaware corporation, KINS Merger Sub Inc., a Delaware corporation, Inpixon, a Nevada corporation and CXApp Holding Corp., a Delaware corporation.

“Permitted Transferees” means, prior to the expiration of the Lockup Period, any person or entity to whom such Lockup Holder is permitted to Transfer any Lockup Securities pursuant to clauses (i) through (vii) of Section 7.9.

“Transfer” means any direct or indirect (i) offer, pledge, sale, contract to sell, sale of any option or contract to purchase, purchase of any option or contract to sell, grant of any option, right or warrant to purchase, lending, or other transfer or disposition of any Lockup Securities, (ii) entry into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lockup Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) any voluntary public disclosure of any action contemplated in the foregoing clauses (i) and (ii).

Section 7.10.   Regulations.   The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII

INDEMNIFICATION

Section 8.1.   Right to Indemnification.   To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 8.2.   Right to Advancement of Expenses.   In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.

Section 8.3.   Right of Indemnitee to Bring Suit.   If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.4.   Non-Exclusivity of Rights.   The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these By Laws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Section 8.5.   Insurance.   The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 8.6.   Indemnification of Other Persons.   This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.

Section 8.7.   Amendments.   Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these By Laws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.

Section 8.8.   Certain Definitions.   For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 8.9.   Contract Rights.   The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 8.10.   Severability.   If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX

MISCELLANEOUS

Section 9.1.   Place of Meetings.   If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these By Laws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

Section 9.2.   Fixing Record Dates.

(a)   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

(b)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 9.3.   Means of Giving Notice.

(a)   Notice to Directors.   Whenever under applicable law, the Certificate of Incorporation or these By Laws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b)   Notice to Stockholders.   Whenever under applicable law, the Certificate of Incorporation or these By Laws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c)   Electronic Transmission.   “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

(d)   Notice to Stockholders Sharing Same Address.   Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these By Laws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e)   Exceptions to Notice Requirements.   Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these By Laws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these By Laws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Section 9.4.   Waiver of Notice.   Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these By Laws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5.   Meeting Attendance via Remote Communication Equipment.

(a)   Stockholder Meetings.   If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i)   participate in a meeting of stockholders; and

(ii)   be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and, if entitled to vote, to vote on matters submitted to the applicable stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b)   Board Meetings.   Unless otherwise restricted by applicable law, the Certificate of Incorporation or these By Laws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.6.   Dividends.   The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7.   Reserves.   The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 9.8.   Contracts and Negotiable Instruments.   Except as otherwise provided by applicable law, the Certificate of Incorporation or these By Laws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, any Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board, any Chief Executive Officer, President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 9.9.   Fiscal Year.   The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10.   Seal.   The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 9.11.   Books and Records.   The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

Section 9.12.   Resignation.   Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairman of the Board, any Chief Executive Officer, the President or the Secretary. The resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9.13.   Surety Bonds.   Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, any Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, any Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.14.   Securities of Other Corporations.   Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, any Chief Executive Officer, President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.15.   Amendments.   The Board shall have the power to adopt, amend, alter or repeal the By Laws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the By Laws. The By Laws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power (except as otherwise provided in Section 8.7) of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the By Laws.

ANNEX E

EMPLOYEE MATTERS AGREEMENT

by and among

INPIXON, CXAPP HOLDING CORP.,

KINS TECHNOLOGY GROUP INC.

and

KINS MERGER SUB INC.

Dated as of [                    ], 2022

E-ii

EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT (this “Agreement”), dated as of [     ], 2022, is entered into by and among Inpixon, a Nevada corporation (the “Company”), CXApp Holding Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“SpinCo”), KINS Technology Group Inc., a Delaware corporation (“Parent”), and KINS Merger Sub Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”). “Party” or “Parties” means the Company, SpinCo, Parent or Merger Sub, individually or collectively, as the case may be. Capitalized terms used in this Agreement, but not otherwise defined in this Agreement, shall have the meaning set forth in the Separation and Distribution Agreement or the Merger Agreement.

W I T N E S S E T H:

WHEREAS, the Company, acting through its direct and indirect Subsidiaries, currently conducts the Inpixon Retained Business and the Enterprise Apps Business;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has determined that it is appropriate, desirable and in the best interests of the Company and its stockholders to separate the Enterprise Apps Business from the Inpixon Retained Business, in the manner contemplated by the Separation and Distribution Agreement by and between the Company and SpinCo, Design Reactor, Inc., a California corporation and a wholly owned subsidiary of the Company, and Parent, dated as of September 25, 2022 (the “Separation and Distribution Agreement”) and the Ancillary Agreements;

WHEREAS, following the Separation and pursuant to the Merger Agreement, Merger Sub shall merge with and into SpinCo and SpinCo will be the surviving corporation and a wholly owned Subsidiary of Parent; and WHEREAS, in connection with the transactions contemplated by the Separation and Distribution Agreement and the Merger Agreement, the Parties have agreed to enter into this Agreement for the purpose of allocating assets, Liabilities and responsibilities with respect to certain employee matters and employee compensation and benefit plans and programs among them and to address certain other employment-related matters;

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1General.As used in this Agreement, the following terms shall have the following meanings:

(a)“401(k) Plan Transition Date” shall mean (i) December 31 of the calendar year in which the Distribution Time occurs, or (ii) such earlier date as mutually agreed by the Parties.

(b)“Agreement” shall have the meaning set forth in the Preamble.

(c)“Auditing Party” shall have the meaning set forth in Section 7.8(a).

(d)“Benefit Plan” shall mean an “employee benefit plan” (within the meaning of Section 3(3) of ERISA but regardless of whether such plan is subject to ERISA) and each compensation plan, program, agreement or arrangement, including each pension, retirement, profit sharing, 401(k), severance, health and welfare, disability, deferred compensation, employment, termination, change-in-control, retention, fringe benefit, stock purchase, cash bonus or equity-based incentive or other benefit plan, program, agreement, policy or other arrangement, in each case, that is or was maintained for the benefit of current and/or former directors, officers, consultants or employees.

(e)“Census” shall mean a list of all Business Employees (as defined in the Merger Agreement) (including any Business Employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized) and all Business Independent Contractors (as defined in the Merger Agreement) as of the date hereof, and sets forth for each such individual the following: (i) name or employee identification number; (ii) title or position (including whether full-time or part-time); (iii) place of work (city, state and country); (iv) hire or retention date; (v) current annual or hourly base compensation rate or contract fee and bonus opportunity; (vi) exempt or nonexempt status, or status as an independent contractor or consultant, as applicable; (vii) union representation (if any); (viii) with respect to Business Employees, active or leave status (and if on leave, type of leave and expected return date); (ix) employing or engaging entity; (x) visa or work authorization (if any); and (xi) with respect to Business Independent Contractors, whether engaged through a third-party entity or staffing agency, and the name of such entity or staffing agency, which shall be attached hereto as Schedule A, and as may be updated in accordance with Section 2.2(a).

(f)“Code” means the Internal Revenue Code of 1986, as amended, or any successor federal income tax law. Reference to a specific Code provision also includes any proposed, temporary or final regulation in force under that provision.

(g)“Company” shall have the meaning set forth in the Preamble.

(h)“Company 401(k) Plan” shall mean the Company’s Section 401(k) Savings/Retirement Plan.

(i)“Company Benefit Plan” shall mean any Benefit Plan sponsored, maintained or contributed to (or required to be contributed to) by any member of the Company Group that (i) is or has been maintained, sponsored, contributed to or entered into by any member of the Company Group for the benefit of any SpinCo Employee or SpinCo Independent Contractor or for which any member of the SpinCo Group could have any Liability and (ii) that is not a SpinCo Benefit Plan.

(j)“Company Board” shall have the meaning set forth in the Recitals.

(k)“Company Employee” shall mean each employee of the Company or any of its Subsidiaries or Affiliates who does not qualify as a Business Employee.

(l)“Company Equity Plans” shall mean the Company’s 2011 Employee Stock Incentive Plan, and the Company’s 2018 Employee Stock Incentive Plan, as amended from time to time.

(m)“Company Group” shall mean (i) the Company, the Company Retained Business and each Person that is a direct or indirect Subsidiary of the Company as of immediately following the Distribution Time and (ii) each Business Entity that becomes a Subsidiary of the Company after the Distribution Time.

(n)“Company Independent Contractor” shall mean each individual who is engaged as an independent contractor or consultant by the Company or any of its Subsidiaries or Affiliates who does not qualify as a Business Independent Contractor.

(o)“Company Individual Agreement” shall mean each Benefit Plan sponsored, maintained entered into or contributed to by the Company under which no more than one service provider is eligible to receive compensation and/or benefits.

(p)“Company Option” shall mean an option to purchase shares of Company Common Stock granted pursuant to the Company Equity Plans.

(q)“Company Service Provider” shall mean a Company Employee, a Company Independent Contractor or a member of the Company Board.

(r)“Design Reactor” shall have the meaning set forth in the Preamble.

(s)“Distribution Time” shall mean the effective time of the Distribution pursuant to the Separation and Distribution Agreement.

(t)“Effective Time” shall mean the “Effective Time” as defined in the Merger Agreement.

(u)“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(v)“Former Company Service Provider”means (i) any individual (other than a Transferred SpinCo Service Provider) who, as of the Distribution Time, is a former employee or independent contractor of the Company or any of its Subsidiaries, or (ii) any individual who is a Company Employee or Company Independent Contractor as of the Distribution Time or thereafter who ceases to be an employee or independent contractor of the Company or any of its Subsidiaries following the Distribution Time.

(w)“Former SpinCo Service Provider” shall mean any individual who is a Transferred SpinCo Service Provider as of the Distribution Time and thereafter ceases to be an employee or independent contractor of the SpinCo Group following the Distribution Time.

(x)“Inactive Employees” means any Offer Employee who is on (a) short-term disability or medical leave, (b) long-term disability, (c) leave under the Family Medical Leave Act of 1993 or a similar state or local law, (d) military leave, or (e) any other leave of absence, including temporary leave for purposes of jury or military duty, maternity or paternity leave or approved personal leave.

(y)“Merger Agreement”shall mean the Agreement and Plan of Merger, dated as of September 25, 2022, by and among the Company, SpinCo, Parent and Merger Sub.

(z)“Non-parties” shall have the meaning set forth in Section 7.8(b).

(aa)“Offer Employee” shall mean each SpinCo Employee identified on the Census as an “Offer Employee,” as such Census may be updated as permitted pursuant to Section 6.1(h) of the Merger Agreement.

(bb)“Parent” shall have the meaning set forth in the Preamble.

(cc)“Parent Common Stock” means Class A common stock, par value $0.0001 per share, of Parent, and Class B common stock, par value $0.0001 per share, of Parent.

(dd)“Parent Equity Plan” shall have the meaning set forth in Section 4.2.

(ee)“Party” and “Parties” shall have the meanings set forth in the Preamble.

(ff)“Plan Transition Date” shall mean the date that is the earlier to occur of (i) January 1, 2023 or (ii) such earlier or later date as agreed among the Parties.

(gg)“SpinCo” shall have the meaning set forth in the Preamble.

(hh)“SpinCo 401(k) Plan” shall have the meaning set forth in Section 3.3(b).

(ii)“SpinCo Benefit Plan” shall mean any Benefit Plan sponsored, maintained or contributed to exclusively by any member of the SpinCo Group.

(jj)“SpinCo Employee” shall mean each Business Employee who is not an Acquired Company Employee.

(kk)“SpinCo Group” shall mean SpinCo, Design Reactor and each Person that is a direct or indirect Subsidiary of SpinCo as of the Distribution Time (but after giving effect to the Internal Reorganization), including the Transferred Entities (as defined in the Separation Agreement), and, following the Effective Time, Parent and each Person that becomes a Subsidiary of Parent or SpinCo thereafter, provided, however, that for the avoidance of doubt, no member of the Company Group shall be treated as a member of the SpinCo Group.

(ll)“SpinCo Independent Contractor” shall mean each Business Independent Contractor and each independent contractor currently engaged by the SpinCo Group.

(mm)“SpinCo Service Provider” shall mean a Business Employee, a SpinCo Independent Contractor or a member of the board of directors of SpinCo, in each case, as of immediately prior to the Distribution Time.

(nn)“Separation and Distribution Agreement” shall have the meaning set forth in the Recitals.

(oo)“Transferred Employees” shall have the meaning set forth in Section 2.2(b).

(pp)“Transferred Independent Contractors” shall have the meaning set forth in Section 2.2(c).

(qq)“Transferred SpinCo Service Providers” shall mean the Transferred Employees, the Transferred Independent Contractors and any other SpinCo Service Providers employed or engaged by the SpinCo Group as of the Distribution Time.

1.2 References; Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. Unless the context otherwise requires, the words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Annexes, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. The words “written request” when used in this Agreement shall include email. Reference in this Agreement to any time shall be to New York City, New York time unless otherwise expressly provided herein. Unless the context requires otherwise, references in this Agreement to the “Company” shall also be deemed to refer to the applicable member of the Company Group, references to “SpinCo” shall also be deemed to refer to the applicable member of the SpinCo Group (including, with respect to periods of time following the Effective Time, Parent), and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by the Company or SpinCo shall be deemed to require the Company, SpinCo or Parent, as the case may be, to cause the applicable members of the Company Group or the SpinCo Group, respectively, to take, or refrain from taking, any such action. In the event of any inconsistency or conflict which may arise in the application or interpretation of any of the definitions set forth in Section 1.1, for the purpose of determining what is and is not included in such definitions, any item explicitly included on a Schedule referred to in any such definition shall take priority over any provision of the text thereof.

ARTICLE II

GENERAL PRINCIPLES

2.1 Nature of Liabilities. All Liabilities assumed or retained by a member of the Company Group under this Agreement shall be “Inpixon Retained Liabilities”for purposes of the Separation and Distribution Agreement. All Liabilities assumed or retained by a member of the SpinCo Group under this Agreement shall be “Enterprise Apps Liabilities” for purposes of the Separation and Distribution Agreement.

2.2Transfers of Employees and Independent Contractors Generally.

(a)The Company and SpinCo shall mutually update the Census from time to time following the date hereof and, in any event, no later than thirty (30) Business Days (as defined in the Merger Agreement) prior to the Distribution Time, to reflect new hire/engagements, terminations or other personnel changes occurring between the date hereof and the date of such update, as permitted pursuant to Section 6.1(h) of the Merger Agreement, and any such updates shall be provided to the Parent. Seven (7) Business Days prior to the Distribution Time, the Company and SpinCo shall provide Parent with a final updated Census reflecting new hires/ engagements, terminations or other personnel changes occurring between the date the last update was provided and the Distribution Time, as permitted pursuant to Section 6.1(h) of the Merger Agreement.
(b)The Company and SpinCo will cooperate to cause each of the SpinCo Employees (other than each SpinCo Employee who is an Offer Employee) to be employed by a member of the SpinCo Group prior to the Distribution Time. The Company shall cooperate in good faith with Parent and its Affiliates to (i) make each Offer Employee reasonably accessible to Parent and its Affiliates to assist in efforts to secure offers of employment with each such Offer Employee and (ii) encourage (without the payment of additional compensation, benefits or other monetary or non-monetary incentives) each Offer Employee to accept an offer of employment with Parent or one of its Affiliates (including, following the Effective Time, SpinCo and the other members of the SpinCo Group). Parent or one of its Affiliates (including, following the Effective Time, SpinCo and the other members of the SpinCo Group) shall offer employment to the Offer Employees upon such terms and conditions of employment as set forth in Section 2.4, commencing at midnight local time on the Closing Date; provided that any Offer Employee who is an Inactive Employee immediately prior to the Closing shall receive an offer of employment in accordance with, and subject to the terms of, this Section 2.2(b) below. The Company shall terminate the employment of all Offer Employees (other than the Inactive Employees) effective as of or immediately prior to the Closing and shall comply with, and hold Parent and its Affiliates harmless from, all legal or contractual requirements arising in connection with or as a result of such terminations of employment. The applicable date on which the each applicable Offer Employee commences employment with Parent or one of its Affiliates, either on or following the Closing Date as set forth in this Section 2.2(b), shall be the “Transfer Date” of such Offer Employee. As of the Distribution Time or, with respect to the Offer Employees, as of the applicable Transfer Date, the Company shall ensure that each SpinCo Employee is released from any post-termination or employment restrictions that would prohibit or restrict such SpinCo Employee from performing their duties for the SpinCo Group following the Distribution Time. All SpinCo Employees (other than the Offer Employees) and Acquired Company Employees who are employed by the SpinCo Group as of the

Distribution Time shall continue to be employees of the SpinCo Group immediately after the Distribution Time. All SpinCo Employees (other than the Offer Employees) and Acquired Company Employees who are employed by the SpinCo Group as of the Distribution Time and all Offer Employees who commence employment with Parent or one of its Affiliate’s pursuant to Parent’s or its Affiliate’s offer of employment on the Closing Date (or, with respect to Inactive Employees, such later date contemplated by this Section 2.2(b)) are referred to herein, collectively, as the “Transferred Employees”. Notwithstanding the foregoing, with respect to any Inactive Employee, Parent’s or its Affiliate’s offer of employment shall be contingent on such Inactive Employee’s return to active status within six (6) months following the Closing Date (or such longer period as required by applicable Law). The Company and its Affiliates shall continue to employ and shall remain responsible for any liabilities and obligations related to any Inactive Employee unless and until such individual becomes a Transferred Employee.
(c)The Company and SpinCo will cooperate to cause the engagement of each Business Independent Contractor set forth on Schedule B hereto to be transferred to a member of the SpinCo Group prior to the Distribution Time. As of the Closing, the Company shall ensure that each Business Independent Contractor is released from any engagement with the Company and its Subsidiaries (other than the SpinCo Group), including any restrictions or obligations that would prohibit or restrict such Person from performing such Person’s work for the SpinCo Group following the Distribution Time. All SpinCo Independent Contractors who are engaged by the SpinCo Group as of the Distribution Time shall continue to be engaged by the SpinCo Group immediately after the Distribution Time and are referred to herein as the “Transferred Independent Contractors”.
(d)The Company Group and SpinCo Group agree to execute, and to seek to have the applicable SpinCo Service Providers execute, such documentation, if any, as may be necessary to reflect the transfers or assignments, as applicable, described in this Section 2.2.

2.3Assumption and Retention of Liabilities Generally.

(a)Except as otherwise provided by this Agreement, on or prior to the Distribution Time, but in any case prior to the Distribution, or, with respect to each Offer Employee, on the applicable Transfer Date, SpinCo and the applicable members of the SpinCo Group shall accept, assume and agree faithfully to perform, discharge and fulfill all of the following Liabilities in accordance with their respective terms (each of which shall be considered an Enterprise Apps Liability), regardless of when or where such Liabilities arose or arise, whether the facts on which they are based occurred prior to or subsequent to the Distribution Time or, with respect to each Offer Employee, on the applicable Transfer Date, regardless of where or against whom such Liabilities are asserted or determined (including any Liabilities arising out of claims made by the Company’s or SpinCo’s respective directors, officers, employees, former employees, agents, Subsidiaries or Affiliates against any member of the Company Group or the SpinCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of applicable Law, fraud or misrepresentation by any member of the Company Group or the SpinCo Group, or any of their respective directors, officers, employees, former employees, agents, Subsidiaries or Affiliates:
(i)any and all wages, salaries, incentive compensation, commissions, bonuses and any other employee compensation or benefits payable to or on behalf of any Transferred SpinCo Service Providers after the Distribution Time, without regard to when such wages, salaries or other employee compensation or benefits are or may have been awarded or earned, provided that in no event shall SpinCo or SpinCo Group be liable for any equity or equity-related award that was granted to, accrued for, earned by or payable to a Transferred SpinCo Service Provider with respect to any period on or prior to the Distribution Time or any transaction bonus or other incentive compensation amounts that may be granted to accrued for, earned by or payable to a Transferred SpinCo Service Provider as a result of the consummation of the transactions contemplated by the Merger Agreement;
(ii)any and all Liabilities whatsoever with respect to claims under a SpinCo Benefit Plan, taking into account the SpinCo Benefit Plan’s assumption of Liabilities with respect to Transferred SpinCo Service Providers that were originally the Liabilities of the corresponding Company Benefit Plan with respect to periods prior to the Distribution Time; and
(iii)any and all Liabilities expressly assumed or retained by any member of the SpinCo Group pursuant to this Agreement.
(b)Except as otherwise provided by this Agreement, on or prior to the Distribution Time, but in any case prior to the Distribution, the Company and certain members of the Company Group designated by the Company shall accept, assume and agree faithfully to perform, discharge and fulfill all of the following Liabilities in accordance with their respective terms (each of which shall be considered a Inpixon Retained Liability), regardless of when or where such Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Distribution Time, regardless of where or against whom such Liabilities are asserted or determined (including any Liabilities arising out of claims made by the Company’s or SpinCo’s respective directors, officers, employees, former employees, agents, Subsidiaries or Affiliates against any member of the Company Group or the SpinCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of applicable Law, fraud or misrepresentation by any member of the Company Group or the SpinCo Group, or any of their respective directors, officers, employees, former employees, agents, Subsidiaries or Affiliates:
(i)any and all wages, salaries, incentive compensation, equity compensation, commissions, bonuses and any other employee compensation or benefits payable to or on behalf of any Company Employees, Company Independent Contractors, Former Company Service Providers, and any SpinCo Service Providers who do not become Transferred SpinCo Service Providers, without regard to when such wages, salaries, incentive compensation, equity compensation, commissions, bonuses or other employee compensation or benefits are or may have been awarded or earned;
(ii)any and all Liabilities whatsoever with respect to claims under a Company Benefit Plan, taking into account a corresponding SpinCo Benefit Plan’s assumption of Liabilities with respect to Transferred Employees that were originally the Liabilities of such Company Benefit Plan with respect to periods prior to the Distribution Time; provided that, the Company and the Company Group shall be liable for all equity or equity-related awards, that were granted to, accrued for, earned by or payable to a Transferred SpinCo Service Provider with respect to any period on or prior to the Distribution Time and any transaction bonus or other incentive compensation amounts that may be granted to accrued for, earned by or payable to a Transferred SpinCo Service Provider as a result of the consummation of the transactions contemplated by the Merger Agreement (“Transaction Bonuses”);
(iii)any and all Liabilities with respect to any Company Employees, Company Independent Contractors, Former Company Service Providers, and any SpinCo Service Providers who do not become Transferred SpinCo Service Providers; and
(iv)any and all Liabilities expressly assumed or retained by any member of the Company Group pursuant to this Agreement.
(c)To the extent that this Agreement does not address particular Liabilities under any Benefit Plan and the Parties later determine that they should be allocated in connection with the Distribution, the Parties shall agree in good faith on the allocation, taking into account the handling of comparable Liabilities under this Agreement.
(d)The Parties shall promptly reimburse one another, upon reasonable request of the Party requesting reimbursement and the presentation by such Party of such substantiating documentation as the other Party shall reasonably request, for the cost of any obligations or Liabilities satisfied or assumed by the Party requesting reimbursement or its Affiliates that are, or that have been made pursuant to this Agreement, the responsibility of the other Parties or any of its Affiliates.
(e)Notwithstanding any provision of this Agreement or the Separation and Distribution Agreement to the contrary, SpinCo shall, or shall cause one or more members of the SpinCo Group to, accept, assume (or, as applicable, retain) and perform, discharge and fulfill all Liabilities that have been accepted, assumed or retained under this Agreement.

2.4Treatment of Compensation and Benefit Plans; Terms of Employment. Except as otherwise (i) required by applicable Law, or (ii) expressly provided for in this Agreement, for a period of twelve (12) months following the Distribution Time (or if shorter, during the period of employment), SpinCo shall, or shall cause a member of the SpinCo Group to provide or cause to be provided to each SpinCo Employee (A) a base salary or hourly wage rate, as applicable, that is at least equal to the base salary or hourly wage rate provided to such SpinCo Employee immediately prior to the Distribution Time, (B) subject to Section 5.1, a cash incentive or sales commission opportunity no less favorable than the cash incentive or sales commission opportunity in effect for such SpinCo Employee, if any,immediately prior to the Distribution Time, (C) health, welfare and retirement benefits that are substantially similar in the aggregate to those provided to such SpinCo Employee immediately prior to the Distribution Time, and (D) severance benefits (including severance payments, transition payments and continued health coverage but excluding any equity or equity-related payments or benefits) that are substantially similar to those provided to such SpinCo Employee immediately prior to the Distribution Time.

2.5Participation in Company Benefit Plans. Except as otherwise provided pursuant to this Agreement or as required by Applicable Law, effective no later than the Plan Transition Date, (i) SpinCo and each member of the SpinCo Group, to the extent applicable, shall cease to be a participating company in any Company Benefit Plan and (ii) each then active SpinCo Employee shall cease to participate in, be covered by, accrue benefits under, be eligible to contribute to or have any rights under any Company Benefit Plan (except to the extent of previously accrued obligations that remain a Liability of any member of the Company Group pursuant to this Agreement).

2.6Service Recognition.

(a)From and after the Distribution Time, and in addition to any applicable obligations under applicable Law, SpinCo shall, and shall cause each member of the SpinCo Group to, give each SpinCo Employee full credit for purposes of eligibility, vesting, and determination of level of benefits (other than with respect to any equity or equity-related compensation, defined benefit pension benefits or post-termination health or welfare benefits) under any SpinCo Benefit Plan for such SpinCo Employee’s prior service with any member of the Company Group or SpinCo Group or any predecessor thereto, to the same extent such service was recognized by the applicable Company Benefit Plan; provided, that, such service shall not be recognized to the extent it would result in the duplication of benefits.
(b)Except to the extent prohibited by applicable Law, effective as of the Plan Transition Date with respect to any applicable SpinCo Benefit Plan that is a health or welfare benefit plan: (i) SpinCo shall use commercially reasonable efforts to waive or cause to be waived all limitations as to preexisting conditions or waiting periods with respect to participation and coverage requirements applicable to each SpinCo Employee under any SpinCo Benefit Plan in which SpinCo Employees participate (or are eligible to participate) to the same extent that such conditions and waiting periods were satisfied or waived under an analogous Company Benefit Plan, and (ii) SpinCo shall use commercially reasonable efforts to provide or cause each SpinCo Employee to be provided with credit for any co-payments, deductibles or other out-of-pocket amounts paid during the plan year in which the SpinCo Employees become eligible to participate in the SpinCo Benefit Plans in satisfying any applicable co-payments, deductibles or other out-of-pocket requirements under any such plans for such plan year.

2.7Assignment of Restrictive Covenants. The Company hereby assigns to the SpinCo Group, as of the Distribution Time, the rights of the Company Group under any nondisclosure, noncompetition, non-solicitation, no-hire, non-disparagement, intellectual property assignment or similar agreement between the Company or its Subsidiaries (other than any member of the SpinCo Group), on the one hand, and any Transferred Service Provider, on the other hand, to the extent that such agreement relates to the Enterprise Apps Business.

2.8 WARN. Notwithstanding anything set forth in this Agreement to the contrary, none of the transactions contemplated by or undertaken by this Agreement is intended to and shall not constitute or give rise to an “employment loss” or employment separation within the meaning of the federal Worker Adjustment and Retraining Notification (WARN) Act, or any other federal, state, or local law or legal requirement addressing mass employment separations.

2.9Communication.Any written or oral communications proposed to be delivered to Business Employees regarding such Business Employees’ level of (or rights with respect to) continued employment or benefits or compensation at or after the Distribution Time, in connection with such Business Employees’ rights and obligations contained in this Agreement (if any), or otherwise respecting any changes or potential changes in employee benefit plans, practices or procedures that may or will occur in connection with or following the transactions contemplated by the Merger Agreement shall be subject to the review and prior consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

2.10No Termination; No Change in Control. No Company Employee or SpinCo Employee shall be deemed to (a) terminate employment or service solely by virtue of the consummation of the Distribution, any transfer of employment or other service relationship contemplated hereby, or any related transactions or events contemplated by the Separation and Distribution Agreement, this Agreement, the Merger Agreement, or any Ancillary Agreement, or (b) become entitled to any severance, termination, separation or similar rights, payments or benefits, whether under any Benefit Plan, the Company Equity Plans, any Company Individual Agreement or any other compensatory agreement or arrangement maintained by the Company or SpinCo or otherwise, in connection with any of the foregoing. The Parties hereto agree that none of the transactions contemplated by the Separation and Distribution Agreement, the Merger Agreement, or this Agreement, constitutes a “change in control,” “change of control” or similar term, as applicable, within the meaning of any Benefit Plan, the Company Equity Plans, any Company Individual Agreement or any other compensatory agreement or arrangement maintained by the Company or SpinCo.

ARTICLE III

CERTAIN BENEFIT PLAN PROVISIONS

3.1Health and Welfare Benefit Plans.

(a)(i) Effective as of the Plan Transition Date, the Company shall or shall cause a member of the Company Group to cause the participation of each then-active SpinCo Employee who is a participant in a Company Benefit Plan to cease ; provided, however, that in no event shall the foregoing require the termination or cessation of any Benefit Plan of any Transferred Entities to the extent that such Transferred Entity may retain such Benefit Plans in effect for the benefit of SpinCo Employees and (ii) SpinCo shall or shall cause a member of the SpinCo Group to (A) have in effect, no later than the Business Day immediately prior to the Plan Transition Date, SpinCo Benefit Plans providing health and welfare benefits for the benefit of each such SpinCo Employee with terms that are substantially similar in the aggregate to those provided to the applicable SpinCo Employee under the Company Benefit Plans immediately prior to the date on which such SpinCo Benefit Plans become effective; and (B) effective on and after the Plan Transition Date, fully perform, pay and discharge all claims of SpinCo Employees or Former SpinCo Service Providers, for claims incurred under such SpinCo Benefit Plans and pay or reimburse the Company for any claims incurred under any Company Benefit Plan that is a health or welfare plan (to the extent not fully covered by insurance) on or prior to the date on which such SpinCo Benefit Plans become effective, that remain unpaid as of the date on which such SpinCo Benefit Plans become effective, regardless of whether any such claim was presented for payment prior to, on or after such date.
(a)Without duplication of amounts otherwise already covered in this Agreement or the Transition Services Agreement, the applicable member of the SpinCo Group shall reimburse the Company or the applicable Company Benefit Plan in the ordinary course of business consistent with past practice for any premiums and its proportionate share of any administrative or services costs related to SpinCo Employees or Former SpinCo Service Providers solely with respect to any period prior to the Plan Transition Date paid by a Company Benefit Plan (whether prior to or after the Distribution Time) and not charged back to the appropriate and applicable member of the SpinCo Group prior to the Plan Transition Date.
(b)Notwithstanding anything to the contrary in this Section 3.1, SpinCo Employees will continue to be considered to be “participants” in any Company Benefit Plan that is either a health care flexible spending account program or a dependent-care flexible spending account program for the duration of any grace period and/or claims run-out period following the calendar year in which the Plan Transition Date occurs (in either case, solely as provided under the terms of such Company Benefit Plans), provided that such SpinCo Employees will be considered to be participants solely for purposes of utilizing such grace period and/or claims run-out period; will not be allowed to make any deferral or contribution elections under such Company Benefit Plans beyond the Plan Transition Date; and will cease to be participants in such Company Benefit Plans upon the expiration of any grace period and/or claims run-out period.

3.2Disability.

(a)To the extent any Transferred Employee is, as of the Plan Transition Date, receiving payments as part of any short-term disability program that is part of a Company Benefit Plan, such Transferred Employee’s rights to continued short-term disability benefits (a) will end under any Company Benefit Plan as of the Plan Transition Date; and (b) all remaining rights will be recognized under a SpinCo Benefit Plan as of the Plan Transition Date, and the remainder (if any) of such Transferred Employee’s short-term disability benefits will be paid by a SpinCo Benefit Plan. In the event that any Transferred Employee described above shall have any dispute with the short-term disability benefits they are receiving under a SpinCo Benefit Plan, any and all appeal rights of such employees shall be realized through the SpinCo Benefit Plan (and any appeal rights such Transferred Employee may have under any Company Benefit Plan will be limited to benefits received and time periods occurring prior to the Plan Transition Date). Any Transferred Employee or Former SpinCo Service Provider who is receiving short-term disability benefits under a Company Benefit Plan as of the Plan Transition Date and thereafter becomes entitled to long-term disability benefits upon the expiration of such short-term disability period (whether under a Company Benefit Plan or SpinCo Benefit Plan), shall be provided long-term disability benefits under the long-term disability plan which is a Company Benefit Plan.
(b)For any Business Employee who is, as of the Distribution Time, receiving payments as part of any long-term disability program that is part of a Company Benefit Plan, and has been receiving payments from such plan for twelve (12) months or fewer before the Distribution Time, to the extent such Business Employee may have any “return to work” rights under the terms of such Company Benefit Plan, such Business Employee’s eligibility for re-employment shall be with SpinCo or a member of the SpinCo Group, subject to availability of a suitable position (with such availability to be determined in the sole discretion by SpinCo or the applicable member of the SpinCo Group), provided however that, notwithstanding the foregoing, no

Business Employee described in this subsection will be eligible for re-employment as described in this subsection after the six (6) month anniversary of the Distribution Time (or such longer period as required by applicable Law).

3.3401(k) Plans.

(a)From the Distribution Time and continuing until the 401(k) Plan Transition Date, SpinCo shall be an “adopting employer” (as defined in the Company 401(k) Plan) and the Company 401(k) Plan shall provide for the SpinCo Group to continue to participate in the Company 401(k) Plan for the benefit of SpinCo Employees, and the Company consents to such adoption and maintenance, in accordance with the terms of the Company 401(k) Plan.
(b)Effective no later than the 401(k) Plan Transition Date, (i) SpinCo shall establish a defined contribution savings plan and related trust that satisfies the requirements of Sections 401(a) and 401(k) of the Code in which each SpinCo Employee who participated in the Company 401(k) Plan immediately prior thereto shall be immediately eligible to participate (the “SpinCo 401(k) Plan”), with terms that are substantially similar to those provided to such SpinCo Employees by the Company 401(k) Plan immediately prior to the date on which such SpinCo 401(k) Plan become effective, (ii) the Company shall or shall cause a member of the Company Group to cause the active participation of each SpinCo Employee who is a participant in the Company 401(k) Plan to cease as of the date on which the SpinCo 401(k) Plan becomes effective, and (iii) as soon as practicable after the SpinCo 401(k) Plan becomes effective, subject to the consent of the SpinCo 401(k) Plan administrator and reasonable proof of qualification of the Company 401(k) Plan, the Company shall cause the accounts (including any outstanding participant loan balances) in the Company 401(k) Plan attributable to SpinCo Employees and all of the assets in the Company 401(k) Plan related thereto to be transferred to the SpinCo 401(k) Plan pursuant to a trustee-to-trustee transfer that meets the requirements of Section 414(l) of the Code.
(c)The Company shall retain all accounts and all assets and Liabilities relating to the Company 401(k) Plan in respect of each Former SpinCo Service Provider whose employment terminated prior to the 401(k) Plan Transition Date.

3.4 Chargeback of Certain Costs. Without duplication of amounts otherwise already covered in this Agreement or the Transition Services Agreement, nothing contained in this Agreement shall limit the Company’s ability to charge back any Liabilities that it incurs in respect of any SpinCo Service Provider under a Company Benefit Plan which is a retirement plan or health or welfare benefit plan to any of its operating companies in the ordinary course of business consistent with its past practices. Subject, and in addition, to the foregoing, the Company shall allocate and charge back to SpinCo or a member of the SpinCo Group (without duplication) its proportionate share of Liabilities (other than those arising from the Company’s or its agent’s gross misconduct or negligence) that the Company incurs by reason of the continued participation of SpinCo Employees, SpinCo Independent Contractors and Former SpinCo Service Providers in such Company Benefit Plans following the Distribution Time (which Liabilities shall, for the avoidance of doubt, be subject to reimbursement under Section 2.3(d) of this Agreement).

ARTICLE IV

EQUITY INCENTIVE AWARDS

4.1Company Equity Plans; Company Equity Awards.Notwithstanding anything to the contrary herein, the Company shall retain all liabilities related to stock options and other equity or equity-related awards of the Company granted to any SpinCo Service Provider or Company Service Provider under the Company Equity Plans or otherwise, which shall at all times constitute an Inpixon Retained Liability.

4.2Parent Equity Plan.Prior to the Effective Time, Parent shall approve and adopt, subject to receipt of Acquiror Stockholder Approval, an incentive equity plan (the “Parent Equity Plan”); in form and substance reasonably acceptable to the Company and SpinCo in consultation with Parent, and effective as of the Effective Time. The Parent Equity Plan will provide for the grant of awards of Parent Common Stock with a reserve of shares equal to 35% of the total pool of shares available for issuance under the Parent Equity Plan within six (6) months after the Effective Time for the purpose of granting such awards to Transferred SpinCo Service Providers (in such individual amounts and with such vesting schedules as determined by the Compensation Committee of the Board of Directors of Parent).

ARTICLE V

ADDITIONAL MATTERS

5.1Cash Incentive Programs.   SpinCo shall assume all Liabilities with respect to all cash incentive compensation, commissions or similar cash payments earned by or payable to SpinCo Employees in the year in which the Distribution Time occurs and thereafter. The Company shall retain all Liabilities with respect to any cash incentive compensation, commissions or similar cash payments earned by or payable to Company Employees for the year in which the Distribution Time occurs and thereafter and any Transaction Bonuses.

5.2Severance. SpinCo shall be solely responsible for all Liabilities in respect of all costs arising out of payments and benefits relating to the termination or alleged termination of any Transferred Employee’s employment that occurs after the Distribution Time, including as a result of, in connection with or following the consummation of the transactions contemplated by the Separation and Distribution Agreement or Merger Agreement, including any amounts required to be paid (including any payroll or other taxes), and the costs of providing benefits, under any applicable severance, separation, redundancy, termination or similar plan, program, practice, contract, agreement, law or regulation (such benefits to include any medical or other welfare benefits, outplacement benefits, accrued vacation, and taxes).

5.3Time-Off Benefits. Unless otherwise required under applicable Law (or as would result in duplication of benefits), SpinCo shall (i) credit each SpinCo Employee who becomes a Transferred Employee with the amount of accrued but unused vacation time, paid time-off and other time-off benefits as such SpinCo Employee had with the Company Group as of immediately before the date on which the employment of the SpinCo Employee transfers to SpinCo and (ii) permit each such SpinCo Employee to use such accrued but unused vacation time, paid time off and other time-off benefits in accordance with the terms and conditions of Parent’s applicable policies. All such Liabilities shall be included in the definition of “Enterprise Apps Liabilities”.

5.4Workers’ Compensation Liabilities. Effective no later than the Distribution Time, SpinCo shall assume all Liabilities for Transferred SpinCo Service Providers related to any and all workers’ compensation injuries, incidents, conditions, claims or coverage, whenever incurred (including claims incurred prior to the Distribution Time but not reported until after the Distribution Time), and SpinCo shall be fully responsible for the administration, management and payment of all such claims and satisfaction of all such Liabilities. Notwithstanding the foregoing, if SpinCo is unable to assume any such Liability or the administration, management or payment of any such claim solely because of the operation of applicable Law, the Company shall retain such Liabilities and SpinCo shall reimburse and otherwise fully indemnify the Company for all such Liabilities, including the costs of administering the plans, programs or arrangements under which any such Liabilities have accrued or otherwise arisen.

5.5COBRA Compliance. The Company shall retain responsibility for compliance with the health care continuation requirements of COBRA with respect to SpinCo Employees or Former SpinCo Service Providers who, on or prior to the Plan Transition Date, were covered under a Company Benefit Plan and who had incurred a COBRA qualifying event and were eligible to elect COBRA under a Company Benefit Plan on or prior to the Plan Transition Date. SpinCo shall be responsible for administering compliance with the health care continuation requirements of COBRA, and the corresponding provisions of the SpinCo Benefit Plans with respect to SpinCo Employees and their covered dependents who incur a COBRA qualifying event or loss of coverage at any time after the Plan Transition Date.

5.6Code Section 409A. Notwithstanding anything in this Agreement to the contrary, the Parties shall negotiate in good faith regarding the need for any treatment different from that otherwise provided herein with respect to the payment of compensation to ensure that the treatment of such compensation does not cause the imposition of a Tax under Section 409A of the Code. In no event, however, shall any Party be liable to another in respect of any Taxes imposed under, or any other costs or Liabilities relating to, Section 409A of the Code.

5.7Payroll Taxes and Reporting. The Parties shall, to the extent practicable, (i) treat SpinCo or a member of the SpinCo Group as a “successor employer” and the Company (or the appropriate member of the Company Group) as a “predecessor,” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code, with respect to SpinCo Employees for purposes of Taxes imposed under the United States Federal Unemployment Tax Act or the United States Federal Insurance Contributions Act, and (ii) cooperate with each other to avoid, to the extent reasonably practicable, the filing of more than one IRS Form W-2 with respect to each SpinCo Employee for the calendar year in which the Distribution Time occurs.

5.8Regulatory Filings. Subject to applicable Law and the Tax Matters Agreement, the Company shall retain responsibility for all employee-related regulatory filings for reporting periods ending at or prior to the Distribution Time, except for Equal Employment

Opportunity Commission EEO-1 reports and affirmative action program (AAP) reports and responses to Office of Federal Contract Compliance Programs (OFCCP) submissions, for which the Company shall provide data and information (to the extent permitted by applicable Laws) to SpinCo, which shall be responsible for making such filings in respect of SpinCo Employees.

5.9Certain Requirements. Notwithstanding anything in this Agreement to the contrary, if applicable Law requires that any assets or Liabilities be retained by the Company Group or transferred to or assumed by the SpinCo Group in a manner that is different from that set forth in this Agreement, such retention, transfer or assumption shall be made in accordance with the terms of such applicable Law and shall not be made as otherwise set forth in this Agreement and the Parties shall reasonably cooperate to adjust for any related economic consequences.

ARTICLE VI

OBLIGATIONS OF PARENT AND MERGER SUB

6.1 Obligations of Parent. Following the Effective Time, Parent agrees to cause, and to take all actions to enable, SpinCo and the members of the SpinCo Group to adhere to each provision of this Agreement which requires an act on the part of SpinCo or any member of the SpinCo Group or any of its or their Affiliates, and to cause or enable SpinCo and the SpinCo Group to comply with their obligations to provide or establish compensation or benefits to SpinCo Service Providers in accordance with this Agreement pursuant to a Benefit Plan sponsored or maintained by Parent or any of its Subsidiaries.

ARTICLE VII

GENERAL AND ADMINISTRATIVE

7.1Employer Rights.Nothing in this Agreement shall be deemed to be an amendment to any Company Benefit Plan or SpinCo Benefit Plan or to prohibit any member of the Company Group or SpinCo Group, as the case may be, from amending, modifying or terminating any Company Benefit Plan or SpinCo Benefit Plan at any time within its sole discretion.

7.2Effect on Employment. Nothing in this Agreement is intended to or shall confer upon any employee or former employee of the Company, SpinCo or any of their respective Affiliates any right to continued employment, or any recall or similar rights to any such individual on layoff or any type of approved leave.

7.3Consent of Third Parties.If any provision of this Agreement is dependent on the consent of any third party and such consent is withheld, the Parties shall use their reasonable efforts to implement the applicable provisions of this Agreement to the fullest extent practicable. If any provision of this Agreement cannot be implemented due to the failure of such third party to consent, the Parties hereto shall negotiate in good faith to implement the provision (as applicable) in a mutually satisfactory manner.

7.4Access to Employees. On and after the Distribution Time, the Parties shall, or shall cause each of their respective Affiliates to, make available to each other those of their employees who may reasonably be needed in order to defend or prosecute any legal or administrative action (other than a legal action among the Parties) to which any employee or director of the Company Group or the SpinCo Group or any Company Benefit Plan or SpinCo Benefit Plan is a party and which relates to a Company Benefit Plan or SpinCo Benefit Plan. The Party to whom an employee is made available in accordance with this Section 7.4 shall pay or reimburse the other Parties for all reasonable expenses which are incurred by such other Party in connection therewith, including all reasonable travel, lodging, and meal expenses, but excluding any amount for such employee’s time spent in connection herewith.

7.5Beneficiary Designation/Release of Information/Right to Reimbursement.To the extent permitted by applicable Law and except as otherwise provided for in this Agreement or any agreement between SpinCo and the provider of its applicable Benefit Plan, all beneficiary designations, authorizations for the release of information and rights to reimbursement made by or relating to SpinCo Employees under Company Benefit Plan shall be transferred to and be in full force and effect under the corresponding SpinCo Benefit Plan until such beneficiary designations, authorizations or rights are replaced or revoked by, or no longer apply, to the relevant SpinCo Employee.

7.6No Third Party Beneficiaries.This Agreement is solely for the benefit of the Parties and, except to the extent otherwise expressly provided herein, nothing in this Agreement, express or implied, is intended to confer any rights, benefits, remedies, obligations or Liabilities under this Agreement upon any Person, including any SpinCo Employee or other current or former employee, officer, director or contractor of the Company Group or SpinCo Group, other than the Parties and their respective successors and assigns.

7.7Employee Benefits Administration. At all times following the date hereof, the Parties will cooperate in good faith as necessary to facilitate the administration of employee benefits and the resolution of related employee benefit claims with respect to SpinCo Employees, Former SpinCo Service Providers and employees and other service providers of the Company, as applicable, including with respect to the provision of employee level information necessary for the other Parties to manage, administer, finance and file required reports with respect to such administration.

7.8Audit Rights With Respect to Information Provided.

(a)Each Party, and their duly authorized representatives, shall have the right to conduct reasonable audits with respect to all information required to be provided to it by the other Parties under this Agreement. The Party conducting the audit (the “Auditing Party”) may adopt reasonable procedures and guidelines for conducting audits and the selection of audit representatives under this Section 7.8. The Auditing Party shall have the right to make copies of any records at its expense, subject to any restrictions imposed by applicable laws and to any confidentiality provisions set forth in the Separation and Distribution Agreement, which are incorporated by reference herein.

The Party being audited shall provide the Auditing Party’s representatives with reasonable access during normal business hours to its operations, computer systems and paper and electronic files, and provide workspace to its representatives. After any audit is completed, the Party being audited shall have the right to review a draft of the audit findings and to comment on those findings in writing within thirty (30) Business Days after receiving such draft.

(b)The Auditing Party’s audit rights under this Section 7.8 shall include the right to audit, or participate in an audit facilitated by the Party being audited, of any Subsidiaries and Affiliates of the Party being audited and to require the other Parties to request any benefit providers and third parties with whom the Party being audited has a relationship, or agents of such Party, to agree to such an audit to the extent any such Persons are affected by or addressed in this Agreement (collectively, the “Non-parties”). The Party being audited shall, upon written request from the Auditing Party, provide an individual (at the Auditing Party’s expense) to supervise any audit of a Non-party. The Auditing Party shall be responsible for supplying, at the Auditing Party’s expense, additional personnel sufficient to complete the audit in a reasonably timely manner. The responsibility of the Party being audited shall be limited to providing, at the Auditing Party’s expense, a single individual at each audited site for purposes of facilitating the audit.

7.9Cooperation.Each of the Parties hereto will use its commercially reasonable efforts to share information and promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1Entire Agreement. This Agreement, the Separation and Distribution Agreement, the Merger Agreement, and the Ancillary Agreements, including the Exhibits and Schedules thereto, shall constitute the entire agreement among the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter.

8.2Counterparts.This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

8.3Survival of Agreements.Except as otherwise contemplated by this Agreement, all covenants and agreements of the Parties contained in this Agreement shall survive the Distribution Time and Effective Time and remain in full force and effect in accordance with their applicable terms.

8.4Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

To the Company:

Inpixon

2479 E. Bayshore Road, Suite 195

Palo Alto, California 94303

Attention: Nadir Ali, Chief Executive Officer

Email: nadir.ali@inpixon.com

With a copy (which shall not constitute notice) to:

Mitchell Silberberg & Knupp LLP

437 Madison Ave., 25th Floor

New York, New York 10022

Attention: Blake J. Baron

Email: bjb@msk.com

To SpinCo:

CXApp Holding Corp.

2479 E. Bayshore Road, Suite 195

Palo Alto, California 94303

Attention: Nadir Ali, Chief Executive Officer

Email: nadir.ali@inpixon.com

With a copy (which shall not constitute notice) to:

Mitchell Silberberg & Knupp LLP

437 Madison Ave., 25th Floor

New York, New York 10022

Attention: Blake J. Baron

Email: bjb@msk.com

To Parent or Merger Sub:

KINS Technology Group Inc.

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, California 94306

Attention: Khurram Sheikh, Chief Executive Officer

Email: khurram@kins-tech.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, California 94301

Attention: Michael Mies

Email: michael.mies@skadden.com

or to such other address or addresses as the Parties may from time to time designate in writing by like notice.

8.5Consents.Any consent required or permitted to be given by any Party to the other Parties under this Agreement shall be in writing and signed by the Party giving such consent and shall be effective only against such Party (and its Group).

8.6 Assignment. This Agreement shall not be assignable, in whole or in part, directly or indirectly, by any Party hereto without the prior written consent of the other Parties, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void. Notwithstanding the foregoing, and subject to any restrictions on assignment by SpinCo pursuant to Article IV of the Tax Matters Agreement, this Agreement shall be assignable to (i) with respect to the Company, an Affiliate of the Company, and with respect to SpinCo, and Affiliate of SpinCo,or (ii)a bona fide third party in connection with a merger, reorganization, consolidation or the sale of all or substantially all the assets of a party hereto so long as the resulting, surviving or transferee entity assumes all the obligations of the relevant party hereto by operation of Law or pursuant to an agreement in form and substance reasonably satisfactory to the other Parties to this Agreement; provided however that in the case of each of the preceding clauses (i) and (ii), no assignment permitted by this Section 8.6 shall release the assigning Party from liability for the full performance of its obligations under this Agreement.

8.7Successors and Assigns.The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted assigns.

8.8 Termination and Amendment. This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties in the same manner (but not necessarily by the same Persons) as this Agreement, and which makes reference to this Agreement. This Agreement shall terminate automatically without any further action of the Parties upon a termination of the Merger Agreement, and no Party will have any further obligations to the other Parties hereunder.

8.9 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party at and after the Distribution Time, to the extent such Subsidiary remains a Subsidiary of the applicable Party.

8.10 Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

8.11Governing Law.Except to the extent that federal law applies, this Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this

Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the Parties agrees that any Action related to this agreement shall be brought exclusively in the Chosen Courts. By executing and delivering this Agreement, each of the Parties irrevocably: (a) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action relating to this Agreement; (b) waives any objections which such party may now or hereafter have to the laying of venue of any such Action contemplated by this Section 8.11 and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (c) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (d) agrees that it will not bring any Action contemplated by this Section 8.11 in any court other than the Chosen Courts; (e) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 8.4 or in any other manner permitted by Law; and (f) agrees that service as provided in the preceding clause (e) is sufficient to confer personal jurisdiction over such party in the Action, and otherwise constitutes effective and binding service in every respect. Each of the parties hereto agrees that a final judgment in any Action in a Chosen Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each party further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.

8.12WAIVER OF JURY TRIAL.THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO) OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY,

AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 8.12. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 8.12 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

8.13 Severability. If any provision of this Agreement, or the application of any such provision to any Person or circumstance, shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

8.14Interpretation.The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

8.15No Duplication; No Double Recovery.Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

8.16No Waiver.No failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder shall operate as a waiver hereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

8.17 No Admission of Liability. The allocation of Assets and Liabilities herein is solely for the purpose of allocating such Assets and Liabilities among the Parties and is not intended as an admission of liability or responsibility for any alleged Liabilities vis-à-vis any third party, including with respect to the Liabilities of any non-wholly owned subsidiary of any Party.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

INPIXON

By:
Name: Nadir Ali
Title: CEO

CXAPP HOLDING CORP.

By:
Name: Nadir Ali
Title: President

KINS TECHNOLOGY GROUP INC.

By:
Name: Khurram P. Sheikh
Title: Chief Executive Officer

KINS MERGER SUB INC.

By:
Name: Khurram P. Sheikh
Title: Director

ANNEX F

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”), effective as of the Distribution Time of the Separation and Distribution Agreement (as defined below) (the “Effective Date”), by and between Inpixon, a Nevada corporation (“Inpixon”), and CXApp Holding Corp., a Delaware corporation (“CXApp”). Each of Inpixon and CXApp may be referred to herein individually as a “Party”and collectively as the “Parties”.

WHEREAS, Inpixon and CXApp are parties to a certain Separation and Distribution Agreement dated as of September 25, 2022, among the Parties, Design Reactor, Inc., a California corporation, and KINS Technology Group Inc., a Delaware corporation (the “Separation and Distribution Agreement”), pursuant to which Inpixon has agreed to provide to CXApp, or CXApp has agreed to provide to Inpixon, the services described herein during the term of this Agreement, on the terms and subject to the conditions contained herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions hereinafter set forth and set forth in the Separation and Distribution Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as set forth herein.

ARTICLE I

DEFINITIONS

1.1Certain Defined Terms. Unless otherwise specifically provided herein, capitalized terms used, but not otherwise defined, herein shall have the meanings ascribed thereto in the Separation and Distribution Agreement. As used herein, the following terms have the following meanings.

(a)“Affiliate(s)” means, with respect to a particular entity or Person, any Person that controls, is controlled by, or is under common control with that Party. For the purpose of this definition, “control” will mean, direct or indirect ownership of more than 50% of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or more than 50% of the equity interest in the case of any other type of legal entity, status as a general partner in any partnership, or any other arrangement whereby the entity or Person controls or has the right to control the board of directors or equivalent governing body of a corporation or other entity, or the ability to cause the direction of the management or policies of a corporation or other entity. For purposes of this Agreement, Inpixon and CXApp shall not be considered Affiliates of each other.

(b)“CXApp Recipient” means, with respect to a particular CXApp Transition Service, either CXApp or the applicable member of the CXApp Group (as defined in the Separation and Distribution Agreement) receiving such CXApp Transition Service.

(c)“Governmental Authority” means (a) any court, agency, department, authority or other instrumentality of any national, state, county, city or other political subdivision; (b) any public international organization; or (c) any department, agency or instrumentality thereof, including any company, business, enterprise or other entity owned or controlled, in whole or in part, by any government.

(d)“Inpixon Recipient” means, with respect to a particular Inpixon Transition Service, either Inpixon or the applicable member of the Inpixon Group (as defined in the Separation and Distribution Agreement) receiving such Inpixon Transition Service.

(e)“Intellectual Property” means any and all intellectual property and other proprietary rights throughout the world, including any and all state, United States, international or foreign or other territorial or regional rights in, arising out of or associated with any of the following: (a) all patents and applications therefor, including all related provisionals, continuations, continuations-in-part, divisionals, reissues, renewals and extensions (“Patents”), (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how (including formulations, specifications, formulae, manufacturing and other processes, operating procedures, methods, techniques and all research and development information), technology, technical data and customer lists, and all documentation relating to any of the foregoing, (c) all copyrights, copyrightable works, copyright registrations and applications therefor, including all rights of authorship, use, publication, reproduction, distribution, performance and transformation (“Copyrights”), (d) all industrial designs and any registrations and applications therefor, (e) all domain names, uniform resource locators and other names and locators associated with the internet (“Domain Names”), and all social media accounts and handles and app registrations, (f) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith (“Trademarks”), (g) all rights in databases and data collections, (h) all moral and economic rights of authors and inventors, however denominated, (i) rights in computer software (including source code, object code, firmware, algorithms, operating systems and specifications) and related technology, (j) all rights in content (including text, graphics, images, audio, video and data) and computer software included on or used to operate and maintain any websites, including all rights in documentation, files, cgi and other scripts and programming code, (k) all rights of publicity or privacy, including with respect to name, likeness or persona, and (l) all rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world.

(f)“Law” means any law (including common law), statute, code, ordinance, rule, regulation, order or charge of any Governmental Authority.

(g)“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.

(h)“Personal Information” means any data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household and any information derived from the foregoing.

(i)“Provider” means Inpixon with respect to the CXApp Transition Services or CXApp with respect to the Inpixon Transition Services, as applicable.

(j)“Recipient” means the CXApp Recipient with respect to the CXApp Transition Services or the Inpixon Recipient with respect to the Inpixon Transition Services, as applicable.

(k)“Representatives” means, as to any Person, such Person’s Affiliates and its and their successors, owners, controlling Persons, directors, officers, employees, agents, representatives, subcontractors, or other third party acting for or on its behalf, including, as to Provider, any Vendor providing any Transition Services as permitted in this Agreement.

ARTICLE II

TRANSITION SERVICES PROVIDED

2.1Transition Services.

(a)Upon the terms and subject to the conditions set forth in this Agreement, Inpixon shall provide, or cause one or more of its Representatives to provide, to the applicable CXApp Recipient each of the services set forth on Schedule A attached hereto (hereinafter referred to individually as a “CXApp Transition Service”, and collectively as the “CXApp Transition Services”), at the corresponding costs set forth on Schedule A, and the CXApp Recipient agrees to receive the CXApp Transition Services and pay the costs therefor during the time period specified for each such CXApp Transition Service in such Schedule or for such other time period as permitted pursuant to this Agreement (hereinafter referred to collectively as the “CXApp Service Periods” for all of the CXApp Transition Services, and individually a “CXApp Service Period” for each CXApp Transition Service). The Parties may amend the scale and scope of the CXApp Transition Services from time to time upon mutual agreement by executing a signed amendment to Schedule A.

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(b)Upon the terms and subject to the conditions set forth in this Agreement, CXApp shall provide, or cause one or more of its Representatives to provide, to the applicable Inpixon Recipient each of the services set forth on Schedule B attached hereto (hereinafter referred to individually as a “Inpixon Transition Service”, and collectively as the “Inpixon Transition Services”, and, together with the CXApp Transition Services, the “Transition Services”), at the corresponding costs set forth on Schedule B, and the Inpixon Recipient agrees to receive the Inpixon Transition Services and pay the costs therefor during the time period specified for each such Inpixon Transition Service in such Schedule or for such other time period as permitted pursuant to this Agreement (hereinafter referred to collectively as the “Inpixon Service Periods” for all of the Inpixon Transition Services, and individually a “Inpixon Service Period” for each Inpixon Transition Service, and, together with the CXApp Service Periods, the “Service Periods”). The Parties may amend the scale and scope of the Inpixon Transition Services from time to time upon mutual agreement by executing a signed amendment to Schedule B.

(c)If, during the Term, Recipient identifies in good faith any service that was provided by Provider or one of its Affiliates (excluding the Recipient’s Group) to the Enterprise Apps Business (as defined in the Separation and Distribution Agreement) in the case of a CXApp Recipient or the Inpixon Retained Business (as defined in the Separation and Distribution Agreement) in the case of an Inpixon Recipient, as applicable (the “Applicable Business”), prior to the Effective Date that is not listed on Schedule A or Schedule B, as applicable, and is necessary to (i) effectuate the Separation or (ii) operate the Applicable Business (an “Omitted Service”), then Recipient shall notify Provider thereof and the Parties shall cooperate in good faith in determining whether there is a mutually acceptable arm’s length basis on which one Party will provide such Omitted Service to the other Party in exchange for a fee which shall be set forth on an amended Schedule A or Schedule B as may be applicable.

2.2Personnel; Affiliates; Vendors. In providing the Transition Services, Provider may, as it deems necessary or appropriate, (i) use the qualified personnel of Provider or its Affiliates, and (ii) employ the services of qualified third parties (“Vendors”) to the extent that, and subject to the condition that, such Vendor’s services (A) were utilized by or for the benefit of the Applicable Business prior to the Effective Date, (B) are routinely utilized to provide similar services to other businesses of Provider or (C) are reasonably necessary for the efficient performance of such Transition Services. Notwithstanding the foregoing, Provider shall not, without first complying with vendor diligence and other risk management processes and procedures at least as stringent as Provider would undertake in the ordinary course of business for onboarding vendors or other service providers to perform the same or similar types of services for Provider or its Affiliates (the “Vendor Diligence and Risk Management Standard”), employ the services of a Vendor in providing the Transition Services if such Vendor will (i) have, process or otherwise have access to Recipient’s Confidential Information or Recipient’s information systems; (ii) provide a material component of any Transition Service; (iii) provide a service, feature or functionality that is customer-facing or public-facing; or (iv) use any Trademark of Recipient. Furthermore, each Party shall, and shall cause its Representatives to, comply, in all material respects, with all Laws which may be applicable to the Transition Services. Each Party shall be responsible for its Representatives, including for such Representatives adhering to any reasonable written health, safety, and security regulations and other published policies of the other Party provided in advance while on the other Party’s premises or when given access to any equipment, computer, databases, systems, software, network or other files (collectively, “Systems”) owned or controlled by the other Party (the “System Owner”). If a Party or one or more of its Representatives needs access to the premises or Systems of the other Party or one or more of its Representatives to provide or receive the Transition Services (as applicable), then (x) the accessing Party shall advise the other Party in writing in advance of such access of the name of each of the accessing Party’s Representatives who shall require such access, (y) the accessing Party and its Representatives shall not attempt to obtain access to, use or interfere with any of the premises or Systems of the other Party or such other Party’s Representatives, except to the extent permitted by the other Party or required to do so to provide or receive the Transition Services (as applicable), and (z) the accessing Party and its Representatives shall not intentionally damage, disrupt or impair the normal operation of any of the premises or Systems of the other Party or such other Party’s Representatives. Additionally, the accessing Party shall not (and shall ensure that its Representatives shall not): (i) use the System Owner’s Systems to develop software, process data or perform any work or services other than for the purpose of exercising its rights or performing its obligations under this Agreement or (ii) obtain, or attempt to obtain, access to any hardware, program or data stored in the System Owner’s Systems except to the extent reasonably necessary to exercise the accessing Party’s rights or perform its obligations under this Agreement. All user identification numbers and passwords for the Systems disclosed to the accessing Party, and any information obtained from the use of the System Owner’s Systems, shall be deemed Confidential Information of the System Owner.

2.3Coordinators. Each of Provider and Recipient shall nominate a representative to act as its primary contact person to coordinate the provision of all Transition Services (collectively, the “Primary Coordinators”). Each Primary Coordinator may designate one or more service coordinators for each specific Transition Service (the “Service Coordinators”). Each Party may treat an act of a Primary Coordinator or Service Coordinator of another Party as being authorized by such other Party without inquiring behind such act or ascertaining whether such Primary Coordinator or Service Coordinator had authority to so act, provided, however, that no such Primary Coordinator or Service Coordinator has authority to amend this Agreement. Provider and Recipient shall advise each other promptly (in any case no more than five (5) business days) in writing of any change in the Primary Coordinators and any Service

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Coordinator for a particular Transition Service, setting forth the name of the Primary Coordinator or Service Coordinator to be replaced and the name of the replacement, and certifying that the replacement Primary Coordinator or Service Coordinator is authorized to act for such Party in all matters relating to this Agreement, in the case of a Primary Coordinator or, in the case of a Service Coordinator, with respect to the Transition Service for which such Service Coordinator has been designated. Provider and Recipient each agrees that all communications relating to the provision of the Transition Services shall be directed to the Service Coordinators for such Transition Service with copies to the Primary Coordinators. Inpixon’s initial Primary Coordinator shall be [ ]. CXApp’s initial Primary Coordinator shall be [ ].

2.4Level of Transition Services.

(a)Recipient acknowledges and agrees that Provider is not in the business of providing services to third parties and is entering into this Agreement only in connection with the Separation and Distribution Agreement. Provider shall, and shall cause each of its Representatives to, provide the Transition Services with substantially the same degree of skill, quality and standard of care as that utilized by Provider (or its Affiliates) to perform similar activities in the six (6) month period (or twelve (12) month period solely with respect to activities that are customarily performed on an annual basis) prior to the Effective Date, and, in any event, no less than with commercially reasonable care and diligence (collectively, the “Services Standard”). Under no circumstances shall Provider or any of its Representatives be held accountable to a greater standard of care, efforts or skill than the Services Standard in the performance of the Transition Services. Recipient acknowledges and agrees that the Transition Services do not include the exercise of business judgment or general management.

(b)If the Transition Services to be provided to Recipient materially increase in scale or in scope as compared to the level of the services reasonably anticipated as of the Effective Date to be provided based on the projected growth or natural evolution of the Applicable Business, Provider may, at its election, choose to not provide such increased scale or scope of Transition Services, and if Provider elects to perform such increased scale or scope of Transition Services, all costs incurred in connection therewith shall be mutually agreed upon by Provider and Recipient prior to the time such additional Transition Services are performed, shall be set forth in an amended Schedule A or Schedule B, as applicable, and shall be borne by Recipient.

(c)In addition to being subject to the terms and conditions of this Agreement for the provision of the Transition Services, Provider and Recipient each agree that the Transition Services provided by any Vendor shall be subject to the terms and conditions of any agreements between Provider and such Vendor, which agreements shall be on substantially the same conditions as Provider would enter into with such Vendor for its own account, and no such agreements shall be binding on Recipient after the Term hereof without Recipient’s express written consent. Provider shall consult with Recipient concerning the terms and conditions of any such agreements to be entered into, or proposed to be entered into, or amended, with any Vendors after the Effective Date.

(d)Without relieving Provider of its obligation to perform the Transition Services in accordance with the Services Standard, Provider shall not be (i) obligated to perform the Transition Services to the extent that such performance would be unlawful or that would require Provider to violate applicable Law; (ii) obligated to perform the Transition Services to the extent that such performance, in Provider’s reasonable determination, could create deficiencies in Provider’s controls over financial information or adversely affect the maintenance of Provider’s financial books and records or the preparation of its financial statements; (iii) obligated to hire any additional employees to perform the Transition Services [or maintain the employment of any specific employee]; (iv) obligated to hire replacements for employees that resign, retire or are terminated; (v) obligated to enter into retention agreements with employees or otherwise provide any incentive beyond payment of regular salary and benefits; (vi) prevented from transferring after the Effective Date any employees who were supporting the business operations as of the Effective Date to support other business operations for Provider or its Affiliates or to assume other roles with Provider or its Affiliates to the extent such employees are not required to provide Transition Services; (vii) prevented from determining, in its sole discretion, the individual employees who will provide Transition Services; or (viii) obligated to purchase, lease or license any additional equipment or software.

2.5Location of Services Provided; Travel Expenses.Provider shall provide the Transition Services to Recipient from locations of Provider’s choice in its sole discretion except to the extent the nature of the Transition Services necessitates performance at a specific location, as mutually agreed upon by the Parties. Subject to Section 3.1, should the provision of the Transition Services require any directors, officers, employees, agents, representatives, or subcontractors of Provider or its Affiliates to travel beyond fifty (50) miles from his or her employment location, Recipient shall reimburse Provider for all reasonable travel-related out-of-pocket costs, consistent with Provider’s travel policy as provided to Recipient in advance in writing.

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2.6Limitation of Liability.

The Parties hereto acknowledge and agree that the Transition Services are provided by Provider: (a) at the request of Recipient in order to accommodate it following the closing under the Separation and Distribution Agreement; (b) at the costs set forth on Schedule A or Schedule B hereto, as applicable, and with no expectation of profit being made by Provider thereon; and (c) with the expectation that Provider is not assuming any financial or operational risks, including those usually assumed by a service provider, except for those risks explicitly set forth herein. Accordingly, each Party agrees that, absent gross negligence or willful misconduct, and except for breaches of Article V (Confidentiality) and except for a Party’s obligations under Section 2.7 (Indemnification), the other Party, its Affiliates and their directors, officers, employees, representatives, consultants and agents shall not be liable for any indirect, special, incidental or consequential damages, including lost profits or savings, whether or not such damages are foreseeable, or for any third party claims relating to the Transition Services or to each Party’s performance under this Agreement. Notwithstanding anything to the contrary contained herein, in the event Provider commits an error with respect to or incorrectly performs or fails to perform any Transition Service, at Recipient’s request, Provider shall use commercially reasonable efforts and in good faith attempt to correct such error, re-perform or perform such Transition Service at no additional cost to Recipient; provided that, absent gross negligence or willful misconduct, and assuming that Provider uses commercially reasonable data backup processes, Provider shall have no obligation to recreate any lost or destroyed data to the extent the same cannot be cured by the re-performance of the Transition Service in question.

2.7Indemnification.

(a)Recipient shall indemnify, defend and hold harmless Provider and its Affiliates and its and their respective officers, directors, employees, representatives, subcontractors and agents from and against any and all damages, liabilities, losses, taxes, fines, penalties, costs and expenses (including, without limitation, reasonable fees of counsel) incurred by any of them in connection with any Third Party Claim (as defined below) (each, a “Loss” and, collectively, the “Losses”) relating to, arising out of or resulting from or based on (i) Recipient’s material breach of this Agreement or (ii) any gross negligence or willful misconduct of Recipient, except in each case of (i) or (ii) to the extent such Losses are subject to indemnification pursuant to Section 2.7(b).

(b)Provider hereby agrees to indemnify, defend and hold harmless Recipient and its Affiliates and its and their respective officers, directors, employees, representatives, subcontractors and agents from and against any and all Losses relating to, arising out of or resulting from (i) Provider’s breach of this Agreement, (ii) any gross negligence or willful misconduct in the performance of its obligations under this Agreement or (iii) actual or alleged infringement, misappropriation or violation of Intellectual Property arising out of or in connection with the receipt or use of the Transition Services provided by or on behalf of Provider (excluding any actual or alleged infringement, misappropriation or violation of Intellectual Property to the extent caused by (x) any instruction, information, designs, specifications, or other materials provided by Recipient to Provider, (y) use of the Services in combination with any materials or equipment not supplied or specified by Provider or (z) any modifications or changes made to the Services by or on behalf of any Person other than Provider), except in each case of (i), (ii) or (iii) to the extent such Losses are subject to indemnification pursuant to Section 2.7(a).

2.8Indemnification Procedures.

(a)If any claim or demand is made by a third party (including any action or proceeding commenced or threatened to be commenced) with respect to which a Party seeking indemnification (the “Indemnified Party”) intends to seek indemnity under Section 2.7 (a “Third Party Claim”), the Indemnified Party shall promptly give written notice thereof to the other Party (the “Indemnifying Party”) indicating, with reasonable specificity, the nature of such Third Party Claim, the basis therefor, and a copy of any documentation received from such third party. A failure by the Indemnified Party to give notice and to tender the defense of any action or proceeding in a timely manner pursuant to this Section 2.8(a) shall not limit the obligation of the Indemnifying Party under Section 2.7, except to the extent such Indemnifying Party is actually and materially prejudiced thereby.

(b)Upon receipt of a notice for indemnity from the Indemnified Party pursuant to Section 2.8(a) with respect to any Third Party Claim, the Indemnifying Party shall have the right to assume the defense of, at its own expense and by its own counsel, any such Third Party Claim. If the Indemnifying Party shall, in accordance with the immediately preceding sentence, undertake to compromise or defend any such Third Party Claim, it shall notify the Indemnified Party of its intention to do so, and the Indemnified Party shall agree to cooperate with the Indemnifying Party and its counsel in the compromise of, or defense against, any such Third Party Claim; provided that the Indemnifying Party shall not settle or compromise any such Third Party Claim without the written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless such

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settlement or compromise fully and irrevocably releases the Indemnified Party in connection with such Third Party Claim and provides relief consisting solely of money damages borne by the Indemnifying Party. Notwithstanding an election of the Indemnifying Party to assume the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate legal counsel, its own cost and expense, and to participate in the defense thereof.

2.9Modification of Transition Services Procedures.

(a)Without limiting Section 2.4, Provider may make changes from time to time in its standards and procedures for performing the Transition Services, provided that any such change shall not interfere in any material respect with the continued provision or cost of the Transition Services. Notwithstanding the foregoing sentence, unless required by Law, Provider shall not implement any substantial or material changes to such standards and procedures in a manner affecting the operation of the Applicable Business unless Recipient agrees in writing to such changes and Provider gives Recipient ten (10) business days to adapt its operations to accommodate such changes to the extent commercially reasonable.

(b)During the term of this Agreement, if Recipient intends to make any changes that may affect the provision of any of the Transition Services, Recipient shall provide Provider with a plan identifying any changes as soon as reasonably practicable, but in any case no less than ten (10) business days before implementing such changes; provided, however, that Provider shall not be required to alter the method in which it provides any of the Transition Services or increase the level of any such Transition Services in any material manner except as expressly provided herein; provided, further, however, that the failure of Recipient to provide such notice shall not alter or diminish Provider’s obligations to provide the Transition Services on the terms set forth herein except where the failure to provide notice has materially increased Provider’s cost or burden to provide such Transition Service.

2.10 Cooperation. The Parties will use commercially reasonable efforts to reasonably cooperate and cause each of their respective Representatives to reasonably cooperate in a professional and workmanlike manner with each other to the extent necessary to assist the other Party in performance of its obligations under this Agreement, including with respect to the provision and receipt of the Transition Services. Such cooperation shall include exchanging information relevant to and reasonably necessary for the provision or receipt of the Transition Services hereunder and the performance of such other duties and tasks as may be reasonably required for the provision or receipt of the Transition Services. Without limiting the foregoing:

(a)Recipient shall permit Provider and its Representatives reasonable access during regular business hours (or otherwise upon reasonable prior notice) to any data, records and personnel involved in receiving or overseeing the Transition Services as reasonably required by Provider to facilitate Provider’s performance of this Agreement. Any such data and records shall be subject to Article V. Before the Parties exchange any Personal Information in connection with the Transition Services, the Parties will enter into a data processing agreement in accordance with applicable Laws.

(b)Provider shall obtain at its sole cost and expense any consents, licenses, waivers or approvals necessary to permit Provider to perform its obligations hereunder; provided, however, that under no circumstances shall Provider be relieved of its obligation to provide the relevant part of any Transition Services to the extent that Provider is unable to obtain necessary third party consents, licenses, waivers or approvals relating to such part of the Transition Services.

(c)Recipient shall obtain all necessary consents, licenses, waivers and approvals necessary for it to receive the Transition Services and perform its obligations under this Agreement.

ARTICLE III

COMPENSATION

3.1Consideration.   As consideration for the Transition Services, Recipient shall pay to Provider the amount specified for each such Transition Service as set forth in Schedule A or Schedule B, as applicable, including any “pass-through costs” expressly identified as such in Schedule A or Schedule B, as applicable. The fees set forth on Schedule A and Schedule B will be equitably reduced if any Transition Service is suspended, terminated or removed from the scope of this Agreement and will be equitably prorated for partial months. In addition, Recipient shall reimburse Provider (upon receipt of applicable receipts and other reasonable supporting documentation if requested by Provider) for all reasonable documented out of pocket costs of Provider in connection with performance of the Transition Services by Provider, including: (a) shipping and transportation costs (including the cost of any insurance related thereto), duties and other taxes (excluding taxes on Provider’s income); (b) travel-related costs, (c) out of pocket costs or expenses incurred with third parties by Provider, its Affiliates or subcontractors, including for the extraction, conversion and

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transfer of data and (d) any other out of pocket costs and expenses incurred with third parties described herein as reimbursable by Provider (the “Reimbursable Expenses”); provided that if any particular Reimbursable Expense exceeds Two Thousand Five Hundred Dollars ($2,500), Provider must obtain Recipient’s consent prior to any obligation of Recipient to reimburse Provider for such Reimbursable Expense; provided, further that until Recipient consents to such Reimbursable Expenses exceeding Two Thousand Five Hundred Dollars ($2,500), Provider shall not be required to provide the relevant part of the Transition Services for which such Reimbursable Expenses exceeding Two Thousand Five Hundred Dollars ($2,500) is necessary.

3.2Invoices.   Provider shall, on a monthly basis on the last day of each calendar month, submit a single itemized invoice to Recipient for all Transition Services provided to Recipient during such month. All invoices shall be sent to the attention of the Primary Coordinators at the address set forth in Section 7.5 hereof or to such other address as Recipient shall have specified by notice in writing to Provider.

3.3Payment of Invoices.

(a)Recipient shall pay any undisputed invoice for Transition Services promptly but in no event later than thirty (30) days after the date of receipt of such invoice and such payment shall be made by wire transfer of immediately available funds to such bank account as shall have been notified in writing to Recipient by Provider. Payment of all invoices in respect of the Transition Services shall be made by check or electronic funds transmission in U.S. Dollars, without any offset or deduction of any nature whatsoever (except that offset or deduction may be made in regard to other invoiced amounts due under this Agreement or to the extent of a dispute in good faith concerning amounts due under this Agreement). All payments shall be made to the account designated by Provider to Recipient.

(b)If any payment is not paid when due (except to the extent disputed in good faith) and Recipient does not make such payment within sixty (60) days of receiving a past-due notice from Provider, Provider shall have the right, without any liability to Recipient, or anyone claiming by or through Recipient, to, upon written notice to Recipient, immediately cease providing any or all of the Transition Services provided by Provider to Recipient or to terminate this Agreement in its entirety, which right may be exercised by Provider in its sole and absolute discretion. Notwithstanding the above, Provider shall not cease providing any Transition Service or terminate this Agreement if such lack of payment is due to a good faith dispute, the details of which Recipient has indicated to Provider in writing.

3.4 Taxes. The amount specified for each Transition Service as set forth in Schedule A and Schedule B does not include any applicable sales, use, transfer, value-added, goods or services Taxes or similar Taxes imposed or assessed on the provision of the Transition Services (other than gross-receipts based Taxes, and not including any Taxes based upon or calculated by reference to net income, receipts or capital) (“Sales and Services Taxes”), and such Sales and Services Taxes will be separately stated on the relevant invoice. Provider shall be entitled to charge and collect from the Recipient an additional amount equal to such Sales and Service Taxes and shall timely remit such Taxes to the appropriate tax authorities. Provider shall be responsible for any Losses (including any deficiency, interest and penalties) imposed as a result of a failure to timely remit such Taxes if and only if Recipient timely remits such additional amount to Provider; otherwise Recipient shall be responsible for such Losses and shall hold Provider harmless in respect of them. Provider shall cooperate with the Recipient and take any requested action in order to minimize any Sales and Services Taxes imposed on the sale of the Transition Services, including timely providing resale or other applicable Tax exemption certificates or other documentation necessary to support Tax exemption.

ARTICLE IV

OWNERSHIP OF INTELLECTUAL PROPERTY

4.1Ownership; Delivery. Each Party retains the ownership and title to any and all of its data and Intellectual Property as of the Effective Date. Except as expressly set forth herein, neither Party will obtain, by virtue of this Agreement or the Transition Services, by implication or otherwise, any rights of ownership or use of any property or Intellectual Property owned by the other. All Intellectual Property conceived, created or made by Provider or any of its Representatives (whether alone or jointly with Recipient) in the course of Provider’s performance of the Transition Services and other activities under this Agreement to the extent (a) related to the Applicable Business or (b) based on, derived from, or improvements of any of Recipient’s (i) background Intellectual Property or (ii) Confidential Information or (c) generated by Recipient’s use of a Transition Service in the ordinary course of operating the Applicable Business (copyrights in reports, documents or data generated through Recipient’s use of a Transition Service) (altogether, (a) and (b) and (c), the “Assigned IP”) shall be solely owned by Recipient, and Provider hereby assigns to Recipient all of Provider’s right, title, and interest in and to such Assigned IP. All other Intellectual Property conceived, created or made by Provider or any of its Representatives in the course of Provider’s or such Representative’s performance of any Transition Services or other activities under

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this Agreement shall be solely owned by Provider. All Intellectual Property created or developed by Recipient or any of its Representatives in connection herewith shall be owned by Recipient.

4.2Limited Licenses.

(a)Recipient (on behalf of itself and its controlled Affiliates) hereby grants to Provider a limited, non-exclusive, royalty-free, non-transferable license, with the right to grant sublicenses to its Affiliates and its and their subcontractors during the Service Periods, under the Intellectual Property owned or controlled by Recipient, solely to the extent necessary for Provider and its Affiliates and its and their subcontractors to perform the Transition Services hereunder for the benefit of Recipient during the applicable Services Period.

(b)Provider (on behalf of itself and its controlled Affiliates) hereby grants to Recipient and its Affiliates a limited, non-exclusive,royalty-free,non-transferable license, with the right to grant sublicenses to its and their Affiliates and subcontractors, under the Intellectual Property owned or controlled by Provider, solely to the extent necessary for Recipient and its Affiliates and its and their subcontractors to (i) receive the Transition Services during the applicable Service Period or (ii) use or exploit any deliverables provided by Provider to Recipient as part of the Transition Services in the operation of the Applicable Business.

ARTICLE V

CONFIDENTIALITY

5.1Confidential Information.

(a)Each Party recognizes that in the performance of this Agreement, or as a result of the Parties’ ongoing relationship, Confidential Information (as defined in the Separation and Distribution Agreement) belonging to the other Party regarding the Transition Services may be disclosed or become known to the Party or its Affiliates. Unless otherwise expressed in writing to the other Party, confidential information and confidential materials concerning a Party’s business and products (including information and materials contained in technical data, information concerning the Applicable Business, financial information and data, strategies and marketing and customer information), including that expressed orally, that is exchanged between the Parties in connection with the performance of this Agreement shall be considered to be Confidential Information.

(b)Notwithstanding any termination of this Agreement, Provider and Recipient shall hold and shall cause their respective Representatives to hold, in strict confidence (and not to disclose or release or, except as otherwise permitted by this Agreement or the Separation and Distribution Agreement, use, including for any ongoing or future commercial purpose, without the prior written consent of the Party to whom the Confidential Information relates (which may be withheld in such Party’s sole and absolute discretion, except where disclosure is required by applicable Law), any and all Confidential Information concerning or belonging to the other Party or its Affiliates; provided that each Party may disclose, or may permit disclosure of, Confidential Information: (i) to its respective auditors, attorneys, financial advisors, bankers and other appropriate consultants and advisors who have a need to know such Information (as defined in the Separation and Distribution Agreement) for auditing and other non-commercial purposes and are informed of the obligation to hold such Information confidential and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, (ii) if any Party or its Affiliates or any of its respective Subsidiaries is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule or is advised by outside counsel in connection with a proceeding brought by a Governmental Authority that it is advisable to do so, (iii) as required in connection with any legal or other proceeding by one Party against the other Party or in respect of claims by one Party against the other Party brought in a proceeding, (iv) as necessary in order to permit a Party to prepare and disclose its financial statements in connection with any regulatory filings or tax returns, (v) as necessary for a Party to enforce its rights or perform its obligations under this Agreement or the Separation and Distribution Agreement, (vi) to Governmental Authorities in accordance with applicable procurement regulations and contract requirements or (vii) to other Persons in connection with their evaluation of, and negotiating and consummating, a potential strategic transaction, to the extent reasonably necessary in connection therewith, provided an appropriate and customary confidentiality agreement has been entered into with the Person receiving such Confidential Information at least as protective of such Confidential Information as this Agreement. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made by a third party pursuant to clause (ii), (iii), (v) or (vi) above, each Party, as applicable, shall promptly notify (to the extent permissible by Law) the Party to whom the Confidential Information relates of the existence of such request, demand or disclosure requirement and shall provide such affected Party a reasonable opportunity to seek an appropriate protective order or other remedy, which such Party will cooperate in obtaining to the extent reasonably practicable. In the event that such appropriate protective order or other remedy is not obtained, the Party which faces the disclosure requirement shall furnish only

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that portion of the Confidential Information that is required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is accorded such Confidential Information.

(c)Each Party acknowledges that it and its Affiliates may have in its or their possession confidential or proprietary Information of third parties that was received under confidentiality or non-disclosure agreements with such third party while such Party or its Affiliates were part of the Inpixon Group. Each Party shall comply, shall cause its Affiliates to comply, and shall cause its and their respective officers, employees, agents, consultants and advisors (or potential buyers) to comply, with all terms and conditions of any such third-party agreements entered into prior to the Effective Date, with respect to any confidential and proprietary Information of third parties to which it or any other member of its Group has had access.

(d)Notwithstanding anything to the contrary set forth herein, (i) the Parties shall be deemed to have satisfied their obligations hereunder with respect to Confidential Information if they exercise at least the same degree of care that applies to Inpixon’s confidential and proprietary information pursuant to policies in effect as of the Effective Date and (ii) confidentiality obligations provided for in any Contract between each Party or its Affiliates or Subsidiaries and their respective employees shall remain in full force and effect. Notwithstanding anything to the contrary set forth herein, Confidential Information of a Party in the possession of and used by the other Party as of the Effective Date may continue to be used by such Party in possession of the Confidential Information in and only in the operation of the Applicable Business; provided that such Confidential Information may only be used by such Party and its officers, employees, agents, consultants and advisors in the specific manner and for the specific purposes for which it is used as of the Effective Date, and may only be shared with additional officers, employees, agents, consultants and advisors of such Party on a need-to-know basis exclusively with regard to such specified use; provided further that such Confidential Information may be used only so long as the Confidential Information is maintained in confidence and not disclosed in violation of this Section 5.1.

(e)The Parties agree that irreparable damage may occur in the event that the provisions of this Section 5.1 were not performed in accordance with their specific terms. Accordingly, it is hereby agreed that the Parties shall be entitled to seek an injunction or injunctions to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(f)Upon expiration of the Service Periods or termination of this Agreement for any reason whatsoever, except for such retention and use as expressly provided for in the Separation and Distribution Agreement, each Party shall not disclose and shall make no further use of the other Party’s Confidential Information and upon written request shall immediately destroy or, with respect to Confidential Information in written or other tangible form (including all copies thereof), return to the other Party, all such Confidential Information; provided that (i) each Party shall be entitled to retain one record copy in its legal department solely to determine the extent of its continuing obligations or as otherwise required to comply with applicable Law, and (ii) neither Party nor its Representatives shall be required to expunge Confidential Information from computer archiving conducted as part of established record retention policies (provided that the foregoing shall not be deemed to permit the accessing, retrieval or use of any Confidential Information).

ARTICLE VI

TERM

6.1Term. This Agreement shall commence on the Effective Date and shall continue in full force and effect until the earliest of (a) the date on which this Agreement is terminated in accordance with this Article VI or (b) the expiration of the last Service Period, such that Provider is no longer obligated to provide any Transition Services pursuant to this Agreement (the “Term”). If no expiration date is provided for any Transition Service, then such Transition Service will terminate twelve (12) months after the Effective Date, provided that Recipient shall have the right to an extension of each or any Transition Service for up to six (6) months by providing written notice to Provider in advance of the original termination date for such Transition Service if, prior to such request for extension, Recipient has used commercially reasonable efforts to establish analogous capabilities of its own. The Parties will discuss in good faith any subsequent requests to further extend the Transition Services.

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6.2Termination of Services.

(a)Recipient may, at any time prior to the end of the Service Period for any Transition Service(s) and upon thirty (30) days’ prior written notice to Provider, terminate any Transition Service(s) or this Agreement in its entirety, whereupon, from and after the date of termination specified in such written notice, Provider’s obligation to provide such Transition Service(s) to Recipient shall cease and Recipient shall have no obligation to pay Provider for such Transition Service(s); provided that if termination of any Transition Service would materially inhibit Provider’s ability to provide or prevents Provider from providing any other Transition Services as indicated in Schedule A or Schedule B, as applicable (“Bundled Services”), such other Bundled Services shall also shall be deemed terminated, subject to Recipient’s prior written consent of such termination; and provided further that partial reduction of any specific Transition Service may only be made with the prior written consent of Provider, which consent shall not be unreasonably withheld, delayed or conditioned.

(b)Except as set forth in Section 3.3(b), in the event that either Party breaches any of its material obligations under this Agreement (the “Breaching Party”), the other Party may terminate this Agreement in its entirety upon thirty (30) days’ prior written notice (such thirty (30) day period, the “Notice Period”) to the Breaching Party, specifying the breach and its claim of right to terminate; provided, that the termination of this Agreement shall not become effective at the end of the Notice Period if (i) the Breaching Party cures such breach during the Notice Period or (ii) such breach cannot be cured during the Notice Period and the Breaching Party commences and diligently pursues actions to cure such breach within the Notice Period, in which case the Breaching Party shall have an additional thirty (30) day period to cure such breach before such termination shall become effective.

(c)Either Party may terminate this Agreement in its entirety immediately upon written notice to the other Party if the other Party (i) files in any court or with any other Governmental Authority, pursuant to any Law of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of such other Party or of its assets; (ii) is served with an involuntary petition against it, filed in any insolvency proceeding, and such petition is not dismissed within sixty (60) days after the filing thereof; (iii) consents to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such other Party or for any substantial part of its property or makes any assignment for the benefit of creditors; (iv) admits in writing its inability to pay its debts generally as they become due; or (v) has issued or levied against its property any judgment, writ, warrant of attachment or execution or similar process that represents a substantial portion of its property.

(d)Any Transition Service, or this Agreement in its entirety, may be terminated upon the mutual written agreement of Provider and Recipient at any time.

6.3Termination of Obligations. Recipient specifically agrees and acknowledges that all obligations of Provider to provide each Transition Service shall immediately cease upon the expiration of the Service Period (as may be extended as set forth in this Agreement) for such Transition Service, and Provider’s obligations to provide all of the Transition Services shall immediately cease upon termination of this Agreement. Recipient shall bear sole responsibility for instituting permanent services, or obtaining replacement services, in respect of any Transition Service terminated in accordance with the provisions hereof, and, except to the extent provided in the Schedules, Provider shall bear no liability for Recipient’s failure to implement or obtain such service or for any difficulties in transitioning from the Transition Service to such permanent or replacement service.

6.4Accrued Rights. Termination or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration. Such termination or expiration shall not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement.

6.5Surviving Obligations.Without limiting the foregoing, Article I, Article V and Article VII and Sections 2.7, 2.8, 2.9, 3.2 (solely with respect to accrued, unpaid fees as of such termination or expiration), 3.3 (solely with respect to accrued, unpaid fees as of such termination or expiration), 4.1, 4.2(b)(ii), 6.3 and 6.5 shall survive the termination or expiration of this Agreement for any reason.

ARTICLE VII

MISCELLANEOUS

7.1Non-Solicitation.During the Term of this Agreement and for a period of one (1) month after the Term, neither Party shall, directly or indirectly, in any manner solicit or induce for employment, or hire or engage the services of, any employee of the other Party without the other Party’s prior written consent. A general advertisement or notice of a job listing or opening or other similar

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general publication of a job search or availability of employment positions, including on the internet, shall not be construed as a solicitation or inducement for the purposes of this provision.

7.2Force Majeure. Provider shall not be liable for any failure to perform or any delays in performance (other than the payment of money owed and the providing of indemnity and defense), and Provider shall not be deemed to be in breach or default of its obligations set forth in this Agreement, if, to the extent and for so long as, such failure or delay is due to any causes that are beyond its reasonable control and not to its fault or negligence, including, such causes as acts of God, epidemic, pandemic, natural disasters, fire, flood, severe storm, earthquake, civil disturbance, strike, lockout, riot, order of any court or administrative body, embargo, acts of government, war (whether or not declared), acts of terrorism, or other similar causes. For clarity, in the event of any such delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay.

7.3Complete Agreement; Construction. This Agreement, including the Schedules hereto, shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter. In the event of any inconsistency between this Agreement and any Schedule hereto, this Agreement shall prevail. No rule of construction that disfavors the drafting party will apply to this Agreement. As used in this Agreement, “including” and words of similar import mean “including but not limited to.” The use of “or” will not be deemed to be exclusive.

7.4Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Party.

7.5Notices. All notices and other communications hereunder shall be in writing and hand delivered or mailed by registered or certified mail (return receipt requested) or sent by any means of electronic message transmission with delivery confirmed (by read receipt, voice or otherwise) to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice) and will be deemed given on the date on which such notice is received:

To Inpixon:

Inpixon

2479 E. Bayshore Road, Suite 195

Palo Alto, California 94303

Attn: Nadir Ali, Chief Executive Officer

Email: nadir.ali@inpixon.com

To CXApp:

CXApp Holding Corp.

[Address line 1]

[Address line 2]

Attn: []

Email: []

7.6Waivers.The failure of any Party to require strict performance by any other Party of any provision in this Agreement will not waive or diminish that Party’s right to demand strict performance thereafter of that or any other provision hereof.

7.7Amendments. This Agreement may not be modified or amended except by an agreement in writing signed by each of the Parties hereto.

7.8Assignment. This Agreement shall not be assignable, in whole or in part, directly or indirectly; provided, however, that (a) either Party may assign this Agreement without the other’s consent to any of its controlled Affiliates and (b) either Party may assign this Agreement in its entirety to any successor to its business, whether by merger, reorganization or otherwise; provided, further, that any such assignment shall not relieve the assignor of its obligations under this Agreement. Any attempt to assign any rights or obligations arising under this Agreement in contravention with this paragraph shall be null and void ab initio.

7.9Successors and Assigns. The provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

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7.10Third Party Beneficiaries.This Agreement is solely for the benefit of the Parties hereto and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

7.11Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

7.12Schedules. The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

7.13Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to its conflicts of Law doctrines).

7.14Jurisdiction; Waiver of Jury Trial.

(a)Any proceeding or action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such proceeding or action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 7.14.

(b)EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

7.15Enforcement. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of this Agreement and to specific enforcement of the terms and provisions of this Agreement, without proof of damages, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall oppose the granting of specific performance and other equitable relief or allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith. The parties hereto acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated hereby and without that right, none of the parties hereto would have entered into this Agreement.

7.16Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

7.17Relationship of Parties. Nothing in this Agreement shall be deemed or construed by the Parties or any third party as creating a partnership or the relationship of principal and agent or joint venturer between the Parties, it being understood and agreed that no provision contained herein, and no act of the Parties, shall be deemed to create any relationship between the Parties other than the

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relationship of Provider and Recipient of the Transition Services nor be deemed to vest any rights, interests or claims in any third parties.

7.18Insurance. During the Term, Provider shall carry commercially appropriate and customary levels of insurance with a reputable insurance provider covering business interruptions and general liability insurance (including errors & omissions and contractual liability) to protect its own business and property interests.

7.19Audit. During the term of this Agreement and for one (1) year thereafter (or such longer period as may be required by applicable Law), Provider and Recipient shall each use commercially reasonable efforts to maintain complete and accurate records related to any Transition Service provided, fees invoiced and payments made hereunder (the “Service Records”). Recipient may request a certified audit of Provider’s Service Records from the date of commencement of the Transition Services to be performed by an independent certified public accountant which (a) is reasonably acceptable to Provider and (b) may not be compensated on a contingency basis or otherwise have any financial interest in the outcome of such audit. Any such audit shall be at the expense of Recipient. Recipient may not request such an audit more than one (1) time within any twelve (12) month period with respect to any particular Transition Service. The accountant shall be required to execute a confidentiality and non-disclosure agreement if requested by Provider and shall hold all information confidential. The accountant may reveal to Recipient only the amounts of any underpayment or under reimbursement, or overbilling, as applicable. The accountant shall provide to Provider a final report of its work, including both overbilling and underpayment information. The audit shall take place during normal business hours and upon reasonable notice and such accountant shall use commercially reasonable efforts to minimize interference with the normal business activities of Provider. If any audit reveals an overpayment by Recipient, Provider shall promptly refund to Recipient any such overpayment. In addition, if any audit reveals an overpayment by Recipient exceeding [five] percent ([5]%) during the audited period, Provider shall reimburse Recipient for the costs of conducting such audit. If any audit reveals an underpayment by Recipient, Recipient shall promptly pay Provider such underpayment amount.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

INPIXON

By:
	Name:	Nadir Ali
	Title:	Chief Executive Officer

CXAPP HOLDING CORP.

By:
Name:
Title:

ANNEX G

TAX MATTERS AGREEMENT

by and among

KINS TECHNOLOGY GROUP INC.

INPIXON

and

[SPINCO]

Dated as of [], 2022

G-ii

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”), is entered into as of [           ], 2022 by and among KINS Technology Group Inc., a Delaware corporation (“Parent”), Inpixon, a Nevada corporation (“Remainco”), and [Spinco Name], a Delaware corporation (“Spinco” and, together with Parent and Remainco, the “Parties”). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to such terms in the Separation and Distribution Agreement, dated as of the date hereof, by and among the Parties (the “Separation and Distribution Agreement”).

R E C I T A L S

WHEREAS, the board of directors of Remainco has determined that it is in the best interests of

Remainco to separate Remainco’s business from Spinco’s business pursuant to the Separation and

Distribution Agreement (the “Separation”) and, following the Separation, to undertake the Distribution;

WHEREAS, Remainco will effect certain restructuring transactions for the purpose of aggregating Spinco’s business in the Spinco Group (as defined below) prior to the Distribution (the “Reorganization”) and in connection therewith, undertake the Contribution to Spinco in exchange for which Spinco shall issue to Remainco shares of Spinco Common Stock;

WHEREAS, Remainco intends to effect the Distribution in a transaction that, together with the

Contribution, is intended to qualify as tax-free pursuant to Sections 355 and 368(a)(1)(D) of the Code;

WHEREAS, pursuant to that Merger Agreement entered into as of [], 2022, by and among Remainco, Spinco, Parent, and Merger Sub (the “Merger Agreement”), following the completion of the Distribution, Merger Sub will be merged with and into Spinco, with Spinco continuing as the surviving corporation;

WHEREAS, the Parties intend that the Merger (as defined below) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

WHEREAS, certain members of the Remainco Group (as defined below), on the one hand, and certain members of the Spinco Group, on the other hand, file certain Tax Returns on a consolidated, combined or unitary basis for certain federal, state, local and foreign Tax purposes; and

WHEREAS, the Parties desire to (a) provide for the payment of Tax liabilities and entitlement to refunds thereof, allocate responsibility for, and cooperation in, the filing of Tax Returns, and provide for certain other matters relating to Taxes and (b) set forth certain covenants and indemnities relating to the preservation of the tax-free status of the Distribution combined with certain steps in the Reorganization.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1General.As used in this Agreement, the following terms shall have the following meanings:

(1)“Adjustment” shall mean an adjustment of any item of income, gain, loss, deduction, credit or any other item affecting Taxes of a taxpayer pursuant to a Final Determination.
(2)“Affiliate” shall mean, with respect to a Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person. For this purpose, “control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of voting securities, by contract or otherwise. The term “Affiliate” shall refer to Affiliates of a Person as determined immediately after the Merger.
(3)“Agreement” shall have the meaning set forth in the preamble hereto.
(4)“Ancillary Agreements” shall have the meaning set forth in the Separation and Distribution Agreement; provided, however, this Agreement shall not be considered an “Ancillary Agreement.”
(5)“Business Day” shall have the meaning set forth in the Separation and Distribution Agreement.
(6)“Controlling Party” shall mean, with respect to a Tax Contest, the Party entitled to control such Tax Contest pursuant to Sections 6.2 and 6.3 of this Agreement.
(7)“Code” shall mean the Internal Revenue Code of 1986, as amended.
(8)“Contribution”shall have the meaning set forth in the Separation and Distribution Agreement.
(9)“Distribution”shall have the meaning set forth in the Separation and Distribution Agreement.
(10)“Distribution Date” shall mean the date on which the Distribution is completed.
(11)“Distribution Taxes” means any Taxes incurred solely as a result of the failure of the Tax-Free Status of the Internal Transactions.
(12)“Distribution Time” shall have the meaning set forth in the Separation and Distribution Agreement.
(13)“Employee Matters Agreement” shall have the meaning set forth in the Separation and Distribution Agreement.
(14)“Employment Tax” shall mean those Liabilities (as defined in the Separation and Distribution Agreement) for Taxes which are allocable pursuant to the provisions of the Employee Matters Agreement.
(15)“Equity Awards” means options, share appreciation rights, restricted shares, share units or other compensatory rights with respect to Spinco Common Stock or Parent stock.
(16)“Federal Income Tax” shall mean any Tax imposed by Subtitle A of the Code other than an Employment Tax, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.
(17)“Federal Other Tax” any Tax imposed by the federal government of the United States other than any Federal Income Tax and any interest, penalties, additions to Tax, or additional amounts in respect of the foregoing.
(18)“Federal Tax” means any Federal Income Tax or Federal Other Tax.
(19)“Final Determination” shall mean the final resolution of liability for any Tax for any Tax Period, by or as a result of (a) a final decision, judgment, decree or other order by any court of competent jurisdiction that can no longer be appealed, (b) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the Laws of other jurisdictions, which resolves the entire Tax liability for any Tax Period, (c) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund or credit may be recovered by the jurisdiction imposing the Tax, or (d) any other final resolution, including by reason of the expiration of the applicable statute of limitations or the execution of a pre-filing agreement with the IRS or other Taxing Authority.
(20)“Foreign Income Tax” shall mean any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or United States possession, which is an income Tax as defined in Treasury Regulations § 1.901-2, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.
(21)“Foreign Other Tax” shall mean any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or United States possession, other than any Foreign Income Taxes, and any interest, penalties, additions to tax or additional amounts in respect of the foregoing.
(22)“Foreign Tax” shall mean any Foreign Income Taxes or Foreign Other Taxes.
(23)“Governmental Entity” shall have the meaning set forth in the Separation and Distribution Agreement.
(24)“Group” shall mean the Remainco Group, the Spinco Group or the Parent Group, as the context requires.
(25)“Indemnifying Party” shall have the meaning set forth in Section 5.2.
(26)“Indemnitee” shall have the meaning set forth in Section 5.2.
(27)“IRS” shall mean the United States Internal Revenue Service or any successor thereto, including, but not limited to its agents, representatives, and attorneys.
(28)“Joint Return” shall mean any Tax Return that actually includes, by election or otherwise, or is required to include under applicable Law, one or more members of the Remainco Group together with one or more members of the Spinco Group.
(29)“Law” shall have the meaning set forth in the Separation and Distribution Agreement.
(30)“Merger” shall have the meaning set forth in the Merger Agreement.
(31)“Merger Sub” shall have the meaning set forth in the Merger Agreement.
(32)“Non-Controlling Party” shall mean, with respect to a Tax Contest, the Party that is not entitled to control such Tax Contest pursuant to Sections 6.2 and 6.3 of this Agreement.
(33)“Parent” shall have the meaning set forth in the preamble hereto.
(34)“Parent Group” shall mean Parent and each of its direct and indirect Subsidiaries after the Merger.
(35)“Parties” shall mean the parties to this Agreement.
(36)“Past Practices” shall have the meaning set forth in Section 3.5.
(37)“Person” shall have the meaning set forth in the Separation and Distribution Agreement.
(38)“Post-Distribution Period”shall mean any Tax Period (or portion thereof) beginning after the Distribution Date, including for the avoidance of doubt, the portion of any Straddle Period beginning after the Distribution Date.
(39)“Post-Distribution Ruling” shall have the meaning set forth in Section 4.2(c).
(40)“Pre-Distribution Period” shall mean any Tax Period (or portion thereof) ending on or before the Distribution Date, including for the avoidance of doubt, the portion of any Straddle Period ending at the end of the day on the Distribution Date.
(41)“Prohibited Acts” shall have the meaning set forth in Section 4.2.
(42)“Proposed Acquisition Transaction” shall mean a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulations § 1.355-7, or any other regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by Spinco or Parent management or shareholders, is a hostile acquisition, or otherwise, as a result of which Spinco (or any successor thereto) or Parent would merge or consolidate with any other Person or as a result of which one or more Persons would (directly or indirectly) acquire, or have the right to acquire, an amount of stock of Spinco or Parent that would, when combined with any other changes in ownership of Spinco stock or Parent stock pertinent for purposes of Section 355(e) of the Code (including the Merger), comprise 45% or more of (a) the value of all outstanding shares of stock of Spinco or Parent, as applicable, as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (b) the total combined voting power of all outstanding shares of voting stock of Spinco or Parent, as applicable, as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by Spinco or Parent of a shareholder rights plan, (ii) issuances by Spinco or Parent that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulations § 1.355-7(d), including such issuances net of exercise price and/or tax withholding (provided, however, that any sale of such stock in connection with a net exercise or tax withholding is not exempt under this clause (ii) unless it satisfies the requirements of Safe Harbor VII of Treasury Regulations § 1.355-7(d)) or (iii) acquisitions that satisfy Safe Harbor VII of Treasury Regulations § 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. For purposes of this definition, each reference to Spinco shall include a reference to any entity treated as a successor thereto. This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and the Treasury Regulations promulgated thereunder and shall be interpreted accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation. For the avoidance of doubt, the Merger shall not constitute a proposed Acquisition Transaction.
(43)“Protective Section 336(e) Elections” shall have the meaning set forth in Section 3.6(b).
(44)“Reasonable Basis” shall mean reasonable basis within the meaning of Section 6662(d)(2)(B)(ii)(II) of the Code and the Treasury Regulations promulgated thereunder (or such other level of confidence required by the Code at that time to avoid the imposition of penalties).
(45)“Refund” shall mean any refund, reimbursement, offset, credit, or other similar benefit in respect of Taxes (including any overpayment of Taxes that can be refunded or, alternatively, applied against other Taxes payable), including any interest paid on or with respect to such refund of Taxes; provided, however, that the amount of any refund of Taxes shall be net of any Taxes imposed on, related to, or attributable to, the receipt of or accrual of such refund, including any Taxes imposed by way of withholding or offset.
(46)“Remainco” shall have the meaning set forth in the preamble hereto.
(47)“Remainco Affiliated Group” shall mean an affiliated group (as that term is defined in Section 1504 of the Code and the regulations thereunder) of which a member of the Remainco Group is a member.
(48)“Remainco Common Stock” shall mean the common stock of Remainco, par value $0.001 per share.
(49)“Remainco Federal Consolidated Income Tax Return” shall mean any U.S. federal income Tax Return for a Remainco Affiliated Group.
(50)“Remainco Group” shall mean Remainco and each Person that is a Subsidiary of Remainco; provided, however, that no member of the Spinco Group shall be a member of the Remainco Group.
(51)“Remainco Retained Business” shall have the meaning given to the term “Inpixon Retained Business” in the Separation and Distribution Agreement.
(52)“Remainco Separate Return” shall mean any Tax Return of or including any member of the Remainco Group (including any consolidated, combined, or unitary return) that does not include any member of the Spinco Group.
(53)“Reorganization” shall have the meaning set forth in the recitals.
(54)“Responsible Party” shall mean, with respect to any Tax Return, the Party having responsibility for preparing and filing such Tax Return pursuant to this Agreement.
(55)“Restricted Period” shall mean the period which begins with the Distribution Date and ends two (2) years thereafter.

(56)“Section 336(e) Allocation Statement” shall have the meaning set forth in Section 3.6(c).
(57)“Section 336(e) Tax Benefit Percentage” means, with respect to any Distribution Taxes and Tax-Related Losses attributable thereto, the percentage equal to one hundred percent (100%) minus the percentage of such Distribution Taxes and Tax-Related Losses for which Remainco is entitled to indemnification under this Agreement.
(58)	.
(59)“Separate Return” shall mean a Remainco Separate Return or a Spinco Separate Return, as the case may be.
(60)“Separation” shall have the meaning set forth in the recitals.
(61)“Separation and Distribution Agreement” shall have the meaning set forth in the preamble hereto.
(62)“Spinco” shall have the meaning set forth in the preamble hereto.
(63)“Spinco Business” shall have the meaning given to the term “[Spinco Name] Business” in the Separation and Distribution Agreement.
(64)“Spinco Common Stock” shall mean the Common Stock, par value $[0.001] per share, of Spinco.
(65)“Spinco Group” shall mean Spinco and each Person that will be a Subsidiary of Spinco as of immediately after the Distribution Time; provided, that, for the avoidance of doubt, no member of the Remainco Group shall be a member of the Spinco Group.
(66)“Spinco Separate Return” shall mean any Tax Return of or including any member of the Spinco Group (including any consolidated, combined, or unitary return) that does not include any member of the Remainco Group.
(67)“Straddle Period” shall mean any taxable year or other Tax Period that begins on or before the Distribution Date and ends after the Distribution Date.
(68)“State Income Tax” means any Tax imposed by any State of the United States or by any political subdivision of any such State that is imposed on or measured by income, including state or local franchise or similar Taxes measured by income, as well as any state or local franchise or similar Taxes imposed in lieu of or in addition to a tax imposed on or measured by income and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.
(69)“State Other Tax” means any Tax imposed by any state of the United States or by any political subdivision of any such state or the District of Columbia, other than any State Income Tax, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing
(70)“State Taxes” means any State Income Tax or any State Other Tax.
(71)“Subsidiary” shall have the meaning set forth in the Separation and Distribution Agreement.
(72)“Tax” or “Taxes” shall mean (i) all taxes, charges, fees, duties, levies, imposts, rates or other assessments or governmental charges of any kind imposed by any federal, state, local or non-U.S. Governmental Entity or political subdivision thereof, including, without limitation, income, gross receipts, employment, estimated, excise, severance, stamp, occupation, premium, windfall profits, environmental, custom duties, property, sales, use, license, capital stock, transfer, franchise, registration, payroll, withholding, social security, unemployment, disability, value added, alternative or add-on minimum or other taxes, whether disputed or not, and including any interest, penalties, charges or additions attributable thereto, (ii) liability for the payment of any amount of the type described in clause (i) above arising as a result of being (or having been) a member of any group or being (or having been) included or required to be included in any Tax Return related thereto, and (iii) liability for the payment of any amount of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person.
(73)“Tax Attribute” shall mean net operating losses, capital losses, research and experimentation credit carryovers, investment tax credit carryovers, earnings and profits, foreign tax credit carryovers, overall foreign losses, overall domestic losses, previously taxed income, separate limitation losses and any other losses, deductions, credits or other comparable items that could affect a Tax liability for a past or future Tax Period.

(74)“Tax Benefit” shall have the meaning set forth in Section 2.8.
(75)“Tax Certificates” shall mean any certificates of officers of Parent, Remainco and Spinco, provided to Skadden, Arps, Slate, Meagher & Flom LLP, Mitchell Silberberg & Knupp LLP or any other law or accounting firm in connection with any Tax Opinion issued in connection with the Reorganization, Distribution, or Merger.
(76)“Tax Contest” shall have the meaning set forth in Section 6.1.
(77)“Tax-Free Status of the Internal Transactions” shall mean the qualification of the Contribution and the Distribution, taken together, (A) as tax free under Sections 355 and 368(a)(1)(D) of the Code, (B) as a transaction in which the stock distributed thereby is “qualified property” for purposes of Sections 355(c) and 361(c) of the Code and (C) as a transaction in which Remainco, Spinco and the holders of Remainco Common Stock recognize no income or gain for U.S. federal income tax purposes pursuant to Sections 355, 361 and 1032 of the Code, and in the case of the holders of Remainco Common Stock, for cash in lieu of fractional shares of Spinco Common Stock and in the case of Remainco and Spinco, amounts subject to Section 356 of the Code and intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code.
(78)“Tax-Free Status of the Merger” shall mean the qualification of the Merger as a reorganization under 368(a) of the Code and as a transaction in which the shareholders of Spinco recognize no income or gain pursuant to Section 354(a) of the Code (except to the extent of any cash received in lieu of fractional shares of Parent stock).
(79)“Tax-Free Status of the Transactions” shall mean both the Tax-Free Status of the Internal Transactions and the Tax-Free Status of the Merger.
(80)“Tax Item” shall mean any item of income, gain, loss, deduction, or credit.
(81)“Tax Law” shall mean the law of any Taxing Authority or political subdivision thereof relating to any Tax.
(82)“Tax Materials” shall have the meaning set forth in Section 4.1(a).
(83)“Tax Opinion” shall mean any written opinion of Skadden, Arps, Slate, Meagher & Flom LLP, Mitchell Silberberg & Knupp LLP or any other Law or accounting firm, regarding certain tax consequences of certain transactions executed as part of the Separation, the Reorganization, the Contribution, the Distribution or the Merger, as applicable.
(84)“Tax Period” means, with respect to any Tax, the period for which such Tax is reported as provided under the Code or other applicable Tax Law.
(85)“Tax Records” shall have the meaning set forth in Section 8.1.
(86)“Tax-Related Losses” shall mean with respect to any Taxes, (i) all accounting, legal and other professional fees, and court costs incurred in connection with such Taxes, as well as any other out-of-pocket costs incurred in connection with such Taxes; and (ii) all costs, expenses and damages associated with stockholder litigation or controversies and any amount paid by Remainco (or any of its Affiliates) or Spinco (or any of its Affiliates) in respect of the liability of shareholders, whether paid to shareholders or to the IRS or any other Taxing Authority, in each case, resulting from the failure of the Tax-Free Status of the Transactions.
(87)“Tax Return” shall mean any return, report, certificate, form or similar statement or document (including any related supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated tax) supplied to or filed with, or required to be supplied to or filed with, a Taxing Authority, in each case, in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.
(88)“Taxing Authority” shall mean any Governmental Entity or any subdivision, agency, commission or entity thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).
(89)“Transactions” shall mean the Contribution, Distribution and Merger.
(90)“Transaction Taxes” shall mean all Taxes imposed on the Remainco Group or the Spinco Group in connection with the Separation, the Reorganization, the Contribution or the Distribution other than Distribution Taxes.

(91)“Treasury Regulations” shall mean the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.
(92)“Unqualified Tax Opinion” shall mean a “will” opinion, without substantive qualifications, of a nationally recognized law firm or accounting firm, to the effect that a transaction will not affect the Tax-Free Status of the Transactions. Any such opinion may assume that the Tax-Free Status of the Transactions would apply if not for the occurrence of the transaction in question.

ARTICLE II

PAYMENTS AND TAX REFUNDS

Section 2.1Allocation of Federal Taxes.Except as otherwise provided in Section 2.4, Federal Taxes shall be allocated as follows:

(a)Federal Income Taxes.
(i)Remainco shall be responsible for any and all Federal Income Taxes (including any increase in such Taxes as a result of a Final Determination) due with respect to or required to be reported on (A) any Joint Return; provided, however, that Parent and Spinco shall be responsible for any and all such Taxes that are attributable to the Spinco Business with respect to any Post-Distribution Period, (B) any Remainco Separate Return, or (C) any Spinco Separate Return with respect to any Pre-Distribution Period.

(ii)Parent and Spinco shall be responsible for any and all Federal Income Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Spinco Separate Return with respect to any Post-Distribution Period.
(b)Federal Other Taxes Relating to Joint Returns. Remainco shall be responsible for any and all Federal Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Joint Return; provided, however, that Parent and Spinco shall be responsible for any and all such Taxes that are attributable to the Spinco Business with respect to any Post-Distribution Period.

(c)Federal Other Taxes Relating to Separate Returns.
(i)Remainco shall be responsible for any and all Federal Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on (A) any Remainco Separate Return or (B) any Spinco Separate Return with respect to any Pre-Distribution Period.
(ii)Parent and Spinco shall be responsible for any and all Federal Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Spinco Separate Return with respect to any Post-Distribution Period.

Section 2.2Allocation of State Taxes.Except as otherwise provided in Section 2.4, State Taxes shall be allocated as follows.

(a)State Income Taxes Relating to Joint Returns.Remainco shall be responsible for any and all State Income Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Joint Return; provided, however, that Parent and Spinco shall be responsible for any and all such Taxes that are attributable to the Spinco Business with respect to any Post-Distribution Period.

(b)State Income Taxes Relating to Separate Returns.

(i)Remainco shall be responsible for any and all State Income Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on (A) any Remainco Separate Return or (B) any Spinco Separate Return with respect to any Pre-Distribution Period.
(ii)Parent and Spinco shall be responsible for any and all State Income Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Spinco Separate Return with respect to any Post-Distribution Period.

(c)State Other Taxes Relating to Joint Returns. Remainco shall be responsible for any and all State Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Joint Return; provided, however, that Parent and Spinco shall be responsible for any and all such Taxes that are attributable to the Spinco Business with respect to any Post-Distribution Period.

(d)State Other Taxes Relating to Separate Returns.
(i)Remainco shall be responsible for any and all State Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on (A) any Remainco Separate Return or (B) any Spinco Separate Return with respect to any Pre-Distribution Period.

(ii)Parent and Spinco shall be responsible for any and all State Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Spinco Separate Return for any Post-Distribution Period.

Section 2.3Allocation of Foreign Taxes.Except as otherwise provided in Section 2.4, Foreign Taxes shall be allocated as follows:

(a)Foreign Income Taxes Relating to Joint Returns. Remainco shall be responsible for any and all Foreign Income Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Joint Return; provided, however, that Parent and Spinco shall be responsible for any and all such Taxes that are attributable to the Spinco Business with respect to any Post-Distribution Period.

(b)Foreign Income Taxes Relating to Separate Returns.

(i)Remainco shall be responsible for any and all Foreign Income Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on (A) any Remainco Separate Return or (B) any Spinco Separate Return with respect to any Pre-Distribution Period.

(ii)Parent and Spinco shall be responsible for any and all Foreign Income Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Spinco Separate Return with respect to any Post-Distribution Period.

(c)Foreign Other Taxes Relating to Joint Returns.Remainco shall be responsible for any and all Foreign Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Joint Return; provided, however, that Parent and Spinco shall be responsible for any and all such Taxes that are attributable to the Spinco Business with respect to any Post-Distribution Period.

(d)Foreign Other Taxes Relating to Separate Returns.

(i)Remainco shall be responsible for any and all Foreign Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on (A) any Remainco Separate Return or (B) any Spinco Separate Return with respect to any Pre-Distribution Period.

(ii)Parent and Spinco shall be responsible for any and all Foreign Other Taxes (including any increase in such Taxes as a result of a Final Determination) required to be reported on any Spinco Separate Return with respect to any Post-Distribution Period.

Section 2.4Transaction Taxes and Distribution Taxes.Notwithstanding the provisions set forth in Sections 2.1, 2.2, and 2.3:

(a)Parent and Spinco shall pay and be responsible for any Transaction Taxes in excess of the Transaction Taxes that would have been imposed on the Separation, the Reorganization, the Contribution, or the Distribution had such transactions been consummated but the Merger was not consummated; and
(b)Remainco shall pay and be responsible for any and all Transaction Taxes other than those Transaction Taxes described in Section 2.4(a), and any and all Distribution Taxes (including any Taxes imposed on Remainco pursuant to Section 355(e) of the Code).

Section 2.5Determinations Regarding the Allocation and Attribution of Taxes.For purposes of Sections 2.1, 2.2, and 2.3, Taxes shall be allocated, to the extent relevant, in accordance with the following:

(a)With respect to the Remainco Federal Consolidated Income Tax Return for the taxable year that includes the Distribution Date, Remainco shall use the closing of the books method under Treasury Regulations § 1.1502-76, unless otherwise agreed by Remainco and Parent.
(b)Remainco, Parent, and Spinco shall take all actions necessary or appropriate to close the taxable year of each member of the Spinco Group for all Tax purposes as of the close of the Distribution Date to the extent permitted by applicable Law. With respect to Taxes for any Straddle Period, (a) if applicable Law does not permit a member of the Spinco Group to close its taxable year on the Distribution Date, then the allocation of income or deductions required to determine any Taxes or other amounts attributable to the portion of the Straddle Period ending on, or beginning after, the Distribution Date shall be made by means of a closing of the books and records of such member as of the close of the Distribution Date; provided that exemptions, allowances, or deductions that are calculated on an annual or periodic basis shall be allocated between such portions in proportion to the number of days in each such portion, and (b) any other Taxes, including property Taxes, that are calculated on an annual or periodic basis and not assessed with respect to a transaction or series of transactions shall be allocated to the portion of the Straddle Period ending on the Distribution Date and the portion of the Straddle Period beginning after the Distribution Date in proportion to the number of days in each such portion.

Section 2.6Allocation of Employment Taxes.Liability for Employment Taxes shall be determined pursuant to the Employee Matters Agreement.

Section 2.7Tax Refunds.

(a)Remainco shall be entitled to all Refunds related to Taxes the liability for which is allocated to Remainco pursuant to this Agreement. Spinco shall be entitled to all Refunds related to Taxes the liability for which it is allocated to Spinco pursuant to this Agreement.
(b)Parent or Spinco shall pay to Remainco any Refund received by Parent or Spinco or any member of the Spinco Group or Parent Group that is allocable to Remainco pursuant to this Section 2.7 no later than thirty (30) Business Days after the receipt of such Refund. Remainco shall pay to Spinco any Refund received by Remainco or any member of the Remainco Group that is allocable to Spinco pursuant to this Section 2.7 no later than thirty (30) Business Days after the receipt of such Refund. For purposes of this Section 2.7, any Refund that arises as a result of an offset, credit, or other similar benefit in respect of Taxes other than a receipt of cash shall be deemed to be received on the earlier of (i) the date on which a Tax Return is filed claiming such offset, credit, or other similar benefit and (ii) the date on which payment of the Tax which would have otherwise been paid absent such offset, credit, or other similar benefit is due (determined without taking into account any applicable extensions). To the extent that the amount of any Refund in respect of which a payment was made under this Section 2.7 is later reduced by a Taxing Authority or in a Tax Contest, such reduction shall be allocated to the Party to which such Refund was allocated pursuant to this Section 2.7 and an appropriate adjusting payment shall be made.

Section 2.8 Tax Benefits. Except with respect to any Tax Benefit arising as a result of the Protective 336(e) Elections, if (a) one Party is responsible for a Tax pursuant to this Agreement and (b) the other Party is entitled to a deduction, credit or other Tax benefit (a “Tax Benefit”) relating to such Tax, then the Party entitled to such Tax Benefit shall pay to the Party responsible for such Tax the amount of any cash Tax savings realized by the entitled Party as a result of such Tax Benefit, net of any Taxes imposed by any Taxing Authority on, related to, or attributable to, the receipt of or accrual of such Tax Benefit, including any Taxes imposed by way of withholding or offset, no later than thirty (30) Business Days after such cash Tax savings are realized. To the extent that the amount of any Tax Benefit in respect of which a payment was made under this Section 2.8 is later reduced by a Taxing Authority or in a Tax Contest, the Party that received such payment shall refund such payment to the Party that made such payment to the extent of such reduction.

Section 2.9Prior Agreements.Except as set forth in this Agreement and in consideration of the mutual indemnities and other obligations of this Agreement, any and all prior Tax sharing or allocation agreements or practices between any member of the Remainco Group and any member of the Spinco Group shall be terminated with respect to the Spinco Group and the Remainco Group as of the Distribution Date. No member of either the Spinco Group or the Remainco Group shall have any continuing rights or obligations under any such agreement.

ARTICLE III

PREPARATION AND FILING OF TAX RETURNS

Section 3.1 Remainco’s Responsibility. Remainco shall prepare and file, or shall cause to be prepared and filed, when due (taking into account any applicable extensions) all Joint Returns, and all Remainco Separate Returns, including any such amended Joint Returns or Separate Returns. In addition, Remainco shall prepare and file all Spinco Separate Returns for any Tax Period (or portion thereof) ending on or before the Distribution Date.

Section 3.2 Spinco’s Responsibility. Parent or Spinco shall prepare and file, or shall cause to be prepared and filed, when due (taking into account any applicable extensions) all Spinco Separate Returns, including any such amended Spinco Separate Returns, for any Straddle Period or for tax years beginning after the Distribution Date.

Section 3.3Right To Review Tax Returns.To the extent that a Party (the “Reviewing Party”) would reasonably be expected to be adversely affected by the positions taken on any Tax Return or could reasonably be required by the terms of this Agreement to provide an indemnity or make a payment for any Taxes reported or required to be reported on any Tax Return is not the Responsible Party, the Responsible Party shall prepare the portions of such Tax Return that could affect or result in indemnification by the Reviewing Party, shall provide a draft of such portions of such Tax Return to the Reviewing Party for its review and comment at least thirty (30) days prior to the due date for such Tax Return, and shall modify such portions of such Tax Return before filing to include the Reviewing Party’s reasonable comments.

Section 3.4 Cooperation. The Parties shall provide, and shall cause their Affiliates to provide, assistance and cooperation to one another in accordance with Article VII with respect to the preparation and filing of Tax Returns, including providing information required to be provided under Article VIII. Notwithstanding anything to the contrary in this Agreement, Remainco shall not be required to disclose to Parent or Spinco any consolidated, combined, unitary, or other similar Joint Return of which a member of the Remainco Group is the common parent or any information related to such a Joint Return other than information relating solely to the Spinco Group; provided, that Remainco shall provide such additional information that is reasonably required in order for Spinco to determine the Taxes attributable to the Spinco Business. If an amended Separate Return for which Parent or Spinco is responsible under this Article III is required to be filed as a result of an amendment made to a Joint Return pursuant to an audit adjustment, then the Parties shall use their respective commercially reasonable efforts to ensure that such amended Separate Return can be prepared and filed in a manner that preserves confidential information including through the use of confidentiality agreements or third party preparers.

Section 3.5 Tax Reporting Practices. Except as provided in Section 3.6, with respect to any Tax Return for any Tax Period that begins on or before the second anniversary of the Distribution Date with respect to which Parent or Spinco is the Responsible Party, such Tax Return shall be prepared in a manner (i) consistent with past practices, accounting methods, elections and conventions (“Past Practices”) used with respect to the Tax Returns in question (unless there is no Reasonable Basis for the use of such Past Practices), and to the extent any items are not covered by Past Practices (or in the event that there is no Reasonable Basis for the use of such Past Practices), in accordance with reasonable Tax accounting practices selected by Spinco; and (ii) that, to the extent consistent with clause (i), minimizes the overall amount of Taxes due and payable on such Tax Return for all of the Parties by cooperating in making such elections or applications for group or other relief or allowances available in the taxing jurisdiction in which such Tax Return is filed; provided, that making such election or application for group or other relief or allowances available in the taxing jurisdiction in which such Tax Return is filed does not have a disproportionate and adverse effect on the Party filing such return. Neither Parent nor Spinco shall take any action inconsistent with the assumptions (including with respect to any Tax Item) made in determining all estimated or advance payments of Taxes on or prior to the Distribution Date. In addition, neither Parent nor Spinco shall be permitted, and shall not permit any member of the Spinco Group or Parent Group, without Remainco’s prior written consent (not to be unreasonably withheld, conditioned or delayed), to make a change in any of its methods of accounting for Tax purposes until all applicable statutes of limitations for all Pre-Distribution Periods have expired.

Section 3.6Reporting of Reorganization.

(a)The Tax treatment of any step in or portion of the Separation, the Reorganization, the Contribution and the Distribution shall be reported on each applicable Tax Return consistently with the Tax-Free Status of the Transactions, taking into account the jurisdiction in which such Tax Returns are filed, unless there is no Reasonable Basis for such Tax treatment. In the event that a Party shall determine that there is no Reasonable Basis for such Tax treatment, such Party shall notify the other Party no later than twenty (20) Business Days prior to filing the relevant Tax Return and the Parties shall attempt in good faith to agree on the manner in which the relevant portion of the Separation, the Reorganization, the Contribution or the Distribution (as

applicable) shall be reported. Notwithstanding the above, the Parties acknowledge that Remainco may engage in certain transactions with third parties after the Distribution Date that may trigger corporate level taxes for Remainco under Section 355(e) of the Code, in which case the Parties shall not be obligated to report the Contribution and Distribution as tax-free to Remainco under Section 355(e).
(b)After the date hereof, the Parties shall negotiate and cooperate in good faith to determine whether protective elections under Section 336(e) of the Code (and any applicable state or local Tax Law) shall be made with respect to the Distribution for Spinco and each member of the Spinco Group that is a domestic corporation for Federal Income Tax purposes (the “Protective Section 336(e) Elections”). Such cooperation shall include the provision by Remainco of any information reasonably necessary to make such determination. If the Parties mutually determine that a Section 336(e) Election would be beneficial, then Remainco and Spinco shall enter into a written, binding agreement to make the Protective Section 336(e) Elections, and Remainco and Spinco shall timely make the Protective Section 336(e) Elections in accordance with Treasury Regulations § 1.336-2(h). For the avoidance of doubt, such agreement is intended to constitute a “written, binding agreement” to make the Protective Section 336(e) Elections within the meaning of Treasury Regulations § 1.336-2(h)(1)(i).
(c)Remainco, Parent and Spinco shall cooperate in making any agreed-to Protective Section 336(e) Elections, including filing any statements, amending any Tax Returns or undertaking such other actions reasonably necessary to carry out the Protective Section 336(e) Elections. Remainco shall determine the “aggregate deemed asset disposition price” and the “adjusted grossed-up basis” (each as defined under applicable Treasury Regulations) and the allocation of such aggregate deemed asset disposition price and adjusted grossed-up basis among the assets of the applicable member or members of the Remainco Group or Spinco Group, each in accordance with the applicable provisions of Section 336(e) of the Code and applicable Treasury Regulations (the “Section 336(e) Allocation Statement”). Each Party agrees not to take any position (and to cause each of its Affiliates not to take any position) that is inconsistent with the Protective Section 336(e) Elections, including the Section 336(e) Allocation Statement, on any Tax Return, in connection with any Tax Contest or for any other Tax purposes (in each case, excluding any position taken for financial accounting purposes), except as may be required by a Final Determination.
(d)If any Protective Section 336(e) Elections are made, then, in the event of a failure of the Tax-Free Status of the Transactions, the actual Tax savings if, as and when realized by the Spinco Group arising from the increase in Tax basis (including, for the avoidance of doubt, any such increase in Tax basis attributable to payments made pursuant to this Section 3.6(d)) resulting from the Protective Section 336(e) Election, determined on a “with and without” basis (treating any deductions or amortization attributable to the increase in Tax basis resulting from the Protective 336(e) Election, or any other recovery of such increase in Tax basis, as the last items claimed for any taxable year, including after the utilization of any available net operating loss carryforwards), shall be shared between Remainco and Spinco in the same proportion as the Taxes imposed on the Transactions giving rise to such increased basis were borne by Remainco and Spinco (after giving effect to the indemnification obligations in this Agreement); provided, however, that payments made by Spinco pursuant to this Section 3.6(d): (i) shall be reduced by all reasonable costs incurred by any member of the Spinco Group to amend any Tax Returns or other governmental filings related to such Protective Section 336(e) Election and (ii) shall not exceed the amount of any Distribution Taxes and Tax-Related Losses attributable thereto of the Remainco Group (not taking into account this Section 3.6(d)) arising from such failure of the Tax-Free Status of the Transactions and for which Remainco is not entitled to indemnification under this Agreement.

Section 3.7Payment of Taxes.

(a)With respect to any Tax Return required to be filed pursuant to this Agreement, the Responsible Party shall remit or cause to be remitted to the applicable Taxing Authority in a timely manner any Taxes due in respect of any such Tax Return.
(b)In the case of any Tax Return for which the Party that is not the Responsible Party is obligated pursuant to this Agreement to pay all or a portion of the Taxes reported as due on such Tax Return, the Responsible Party shall notify the other Party, in writing, of its obligation to pay such Taxes and, in reasonably sufficient detail, its calculation of the amount due by such other Party and the Party receiving such notice shall pay such amount to the Responsible Party upon the later of five (5) Business Days prior to the date on which such payment is due and thirty (30) Business Days after the receipt of such notice.
(c)For the avoidance of doubt, with respect to any Taxes that are estimated Taxes, (i) the Party that is or will be the Responsible Party with respect to any Tax Return that will reflect (or otherwise give credit for) such estimated Taxes shall remit or cause to be remitted to the applicable Taxing Authority in a timely manner any estimated Taxes due, and (ii) in the case of any estimated Taxes for which the Party that is not the Responsible Party is obligated pursuant to this Agreement to pay all or a portion of the Taxes that will be reported as due on any Tax Return that will reflect (or otherwise give credit for) such estimated

Taxes, the Responsible Party shall notify the other Party, in writing, of its obligation to pay such estimated Taxes and, in reasonably sufficient detail, its calculation of the amount due by such other Party and the Party receiving such notice shall pay such amount to the Responsible Party upon the later of five (5) Business Days prior to the date on which such payment is due and thirty (30) Business Days after the receipt of such notice.

Section 3.8Amended Returns and Carrybacks.

(a)Parent and Spinco shall not, and shall not permit any member of the Spinco Group to, file or allow to be filed any request for an Adjustment for any Pre-Distribution Period without the prior written consent of Remainco, such consent not to be unreasonably withheld, conditioned or delayed.
(b)Except as required by applicable Law, Remainco shall not, and shall not permit any member of the Remainco Group to, file or allow to be filed any amended Tax Return or request for an Adjustment for any Pre-Distribution Period or Straddle Period if the result would be to materially increase any liability of Spinco or any member of the Spinco Group either (i) under this Agreement or (ii) for a Post-Distribution Period, in each case without the prior written consent of Spinco, such consent not to be unreasonably withheld, conditioned or delayed.
(c)Except as prohibited by applicable Law, Parent and Spinco shall, and shall cause each member of the Spinco Group to, make any available elections to waive the right to carry back any Tax Attribute from a Post-Distribution Period to a Pre-Distribution Period.
(d)Parent and Spinco shall not, and shall cause each member of the Spinco Group not to, without the prior written consent of Remainco, make any affirmative election to carry back any Tax Attribute from a Post-Distribution Period to a Pre-Distribution Period, such consent to be exercised in Remainco’s sole discretion.
(e)Receipt of consent by Parent, Spinco, or a member of the Spinco Group from Remainco pursuant to the provisions of this Section 3.8 shall not limit or modify Parent’s or Spinco’s continuing indemnification obligation pursuant to Article V.

Section 3.9Tax Attributes.Remainco shall in good faith advise Spinco in writing of the amount, if any,of any Tax Attributes, which Remainco reasonably determines in good faith are allocable or apportionable to the Spinco Group under applicable Law. Parent, Spinco and all members of the Parent Group shall prepare all Tax Returns in accordance with such written notice. For the avoidance of doubt, Remainco may elect in its reasonable discretion, in order to comply with this Section 3.9, to create or cause to be created books and records or reports or other documents based thereon (including, without limitation, “earnings & profits studies,” “basis studies” or similar determinations) that it does not typically maintain or prepare in the ordinary course of business.

ARTICLE IV

TAX-FREE STATUS OF THE DISTRIBUTION

Section 4.1Representations and Warranties.

(a)Remainco, on behalf of itself and all other members of the Remainco Group, hereby represents and warrants that (i) it has examined any and all Tax Opinions all materials delivered or deliverable in connection with the Tax Certificates or the rendering of any Tax Opinions (collectively, the “Tax Materials”), (ii) the facts presented and representations that have been or will be made therein, to the extent descriptive of or otherwise relating to Remainco or any member of the Remainco Group (including any members of the Spinco Group prior to the Distribution Time) or the Remainco Retained Business, were or will be at the time presented or represented and from such time until and including the Distribution Time true, correct and complete in all material respects, and (iii) it has delivered copies of the Tax Materials to Parent.
(b)Remainco, on behalf of itself and all other members of the Remainco Group, hereby confirms and agrees to comply with any and all covenants and agreements in the Tax Materials applicable to Remainco or any member of the Remainco Group or the Remainco Retained Business.
(c)Spinco, on behalf of itself and all other members of the Spinco Group, hereby represents and warrants or covenants and agrees, as appropriate, that it has examined the Tax Materials and the facts presented and representations that have been or will be made therein, to the extent descriptive of or otherwise relating to (i) the Spinco Group or Parent Group (including the business purposes for the Distribution) after the Distribution Time and the plans, proposals, intentions and policies of the Spinco Group or Parent Group after the Distribution Time, and (ii) the actions or non-actions of the Spinco Group or Parent Group to be taken (or not taken, as the case may be) after the Distribution Time, to its knowledge are, or will be from the time presented or made through and including the Distribution Time (and thereafter as relevant) true, correct and complete in all material respects, provided that, for the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, Remainco rather than Spinco or Parent shall be responsible for the accuracy of, or compliance with, any such representation, warranty, statement, or covenant with respect to the Spinco Group or the Spinco Business at the time presented or made (and, if applicable, through and including the Distribution Time).
(d)Parent and Spinco, on behalf of themselves and all other members of their respective Groups, hereby confirm and agree to comply with any and all covenants and agreements in the Tax Materials applicable to Parent, Spinco or any member of their respective Groups or the Spinco Business pertaining to the conduct of such entities following the Distribution Time.
(e)Each of Remainco, on behalf of itself and all other members of the Remainco Group, Spinco, on behalf of itself and all other members of the Spinco Group, and Parent, represents and warrants that it knows of no fact that may cause the failure of the Tax-Free Status of the Transactions other than those described herein.
(f)Each of Remainco, on behalf of itself and all other members of the Remainco Group, Spinco, on behalf of itself and all other members of the Spinco Group, and Parent represents and warrants that it has no plan or intent to take any action which is inconsistent with any statements or representations made in the Tax Materials.

Section 4.2.Restrictions Relating to the Distribution.

(a)	Remainco, on behalf of itself and all other members of the Remainco Group, hereby covenants and agrees that no member of the Remainco Group will take, fail to take, or to permit to be taken: (i) any action where such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant or representation in the Tax Materials, or (ii) any action where such action or failure to act would adversely affect, or could reasonably be expected to adversely affect, the Tax-Free Status of the Transactions. Notwithstanding the above, the Parties acknowledge that Remainco may engage in certain transactions with third parties after the Distribution Date that may trigger corporate level taxes for Remainco under Section 355(e) of the Code. Nothing in this Agreement shall be construed as preventing Remainco from engaging in these third party transactions or of being in violation of this Agreement if it engages in such transactions and properly reports and timely pays the taxes owed under Section 355(e) of the Code.
(b)Each of Spinco and Parent, on behalf of itself and all other members of their respective Groups, hereby covenants and agrees that no member of their Group will take, fail to take, or permit to be taken any action where such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant or representation in the Tax Materials pertaining to Spinco following the Distribution Time.
(c)During the Restricted Period, Parent and Spinco:
(i)shall continue and cause to be continued the active conduct of the Spinco Business for purposes of Section 355(b)(2) of the Code, taking into account Section 355(b)(3) of the Code, as conducted immediately prior to the Distribution,
(ii)shall not voluntarily dissolve or liquidate themselves or any member of the Spinco Group (including any action that is a liquidation for U.S. federal income tax purposes),
(iii)shall not (1) enter into any Proposed Acquisition Transaction or, to the extent Spinco or Parent has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur (whether by (A) redeeming rights under a shareholder rights plan, (B) finding a tender offer to be a “permitted offer” under any such plan or otherwise causing any such plan to be inapplicable or neutralized with respect to any Proposed Acquisition Transaction, (C) approving any Proposed Acquisition Transaction, whether for purposes of Section 203 of the General Corporation Law of the State of Delaware or any similar corporate statute, any “fair price” or other provision of the charter or bylaws of Parent or Spinco, (D) amending its certificate of incorporation to declassify its board of directors or approving any such amendment, or (E) otherwise), (2) redeem or otherwise repurchase (directly or through an Affiliate) any stock, or rights to acquire stock except (A) to the extent such repurchases satisfy Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by Revenue Procedure 2003-48), (B) to the extent reasonably necessary to pay the total tax liability arising from the vesting of an Equity Award, or (C) through a net exercise of an Equity Award, (3) amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the relative voting rights of its capital stock (including through the conversion of any capital stock into another class of capital stock), (4) merge or consolidate, or agree to merge or consolidate, Parent or Spinco with any other Person (other than pursuant to the Merger) unless, in the case of a merger or consolidation, Parent or Spinco (as applicable) is the survivor of such merger or consolidation or (5) take any other action or actions (including any action or transaction that is inconsistent with any representation made in the Tax Materials regarding Spinco following the Distribution Time) which in the aggregate (and taking into account the Merger) would, when combined with any other direct or indirect changes in ownership of Parent or Spinco capital stock pertinent for purposes of Section 355(e) of the Code, have the effect of causing or permitting one or more Persons (whether or not acting in concert) to acquire directly or indirectly stock representing a fifty percent (50%) or greater interest in Parent or Spinco or would reasonably be expected to result in a failure to preserve the Tax-Free Status of the Transactions; and
(iv)shall not and shall not permit any member of the Spinco Group, to sell, transfer, or otherwise dispose of or agree to, sell, transfer or otherwise dispose (including in any transaction treated for U.S. federal income tax purposes as a sale, transfer or disposition) of assets (including, any shares of capital stock of a Subsidiary) that, in the aggregate, constitute more than thirty percent (30%) of the consolidated gross assets of Spinco or the Spinco Group; provided, that this clause (iv) shall not apply to (1) sales, transfers, or dispositions of assets in the ordinary course of business, (2) any cash paid to acquire assets from an unrelated Person in an arm’s-length transaction, (3) any assets transferred to a Person that is disregarded as an entity separate from the transferor for U.S. federal income tax purposes or (4) any mandatory or optional repayment (or pre-payment) of any indebtedness of Spinco or any member of the Spinco Group; provided, further that the percentages of gross assets or consolidated gross assets of Spinco or the Spinco Group, as the case may be, sold, transferred, or otherwise disposed of, shall be based on the fair market value of the gross assets of Spinco and the members of the Spinco Group as of the Distribution Date. For purposes of this Section 4.2(c)(iv), a merger of Spinco or one of its Subsidiaries with and into any Person that is not a wholly owned Subsidiary of Spinco shall constitute a disposition of all of the assets of Spinco or such Subsidiary.
(d)	Notwithstanding the restrictions imposed by Sections 4.2(b) and 4.2(c), Parent, Spinco or a member of the Spinco Group may take any of the actions or transactions described therein if Spinco either (i) obtains an Unqualified Tax Opinion in form and substance reasonably satisfactory to Remainco, (ii) obtains a ruling from the IRS to the effect that such actions or transactions will not affect the Tax-Free Status of the Transactions (a “Post-Distribution Ruling”) or (iii) obtains the prior written consent of Remainco waiving the requirement that Spinco obtain an Unqualified Tax Opinion or Post-Distribution Ruling, such waiver to be provided in Remainco’s sole and absolute discretion. Remainco shall cooperate in good faith with any reasonable requests of Spinco in connection with securing any Post-Distribution Ruling or Unqualified Tax Opinion. Remainco’s evaluation of an Unqualified Tax Opinion may consider, among other factors, the appropriateness of any underlying assumptions, representations, and covenants made in connection with such opinion. Spinco shall bear all costs and expenses of securing any such Unqualified Tax Opinion or Post-Distribution Ruling and shall reimburse Remainco for all reasonable out-of-pocket expenses that Remainco or any of its Affiliates may incur in good faith in connection with obtaining or evaluating any such Unqualified Tax Opinion or Post-Distribution Ruling. Except as otherwise provided in Section 5.1(d), neither the delivery of an Unqualified Tax Opinion, receipt of a Post-Distribution Ruling nor Remainco’s waiver of Spinco’s obligation to deliver an Unqualified Tax Opinion or obtain a Post-Distribution Ruling shall limit or modify Parent’s or Spinco’s continuing indemnification obligation Pursuant to Article V.

ARTICLE V INDEMNITY OBLIGATIONS

Section 5.1Indemnity Obligations.

(a)Remainco shall indemnify and hold harmless Parent and Spinco from and against, and will reimburse Spinco for, (i) all liability for Taxes allocated to Remainco pursuant to Article II, (ii) all Taxes and Tax-Related Losses attributable thereto arising out of, based upon, or relating or attributable to any breach of or inaccuracy in, or failure to perform, as applicable, any representation, covenant, or obligation of any member of the Remainco Group pursuant to this Agreement, and (iii) the amount of any Refund received by any member of the Remainco Group that is allocated to Spinco pursuant to Section 2.7(a).
(b)Except as otherwise provided in Section 5.1(a), without regard to whether an Unqualified Tax Opinion may have been provided, any Post-Distribution Ruling obtained or whether any action is permitted or consented to hereunder and notwithstanding anything else to the contrary contained herein, in the Separation and Distribution Agreement, the Merger Agreement or other Ancillary Agreement, Parent and Spinco shall indemnify and hold harmless Remainco from and against, and will reimburse Remainco for, (i) all liability for Taxes allocated to Spinco pursuant to Article II, (ii) all Taxes and Tax-Related Losses attributable thereto arising out of, based upon, or relating or attributable to any breach of or inaccuracy in, or failure to perform, as applicable, any representation, covenant, or obligation of any member of the Spinco Group pursuant to this

Agreement, and (iii) the amount of any Refund received by any member of the Spinco Group that is allocated to Remainco pursuant to Section 2.7(a).

Section 5.2Indemnification Payments.

(a)Except as otherwise provided in this Agreement, if either Party (the “Indemnitee”) is required to pay to a Taxing Authority a Tax or to another Person a payment in respect of a Tax that the other Party (the “Indemnifying Party”) is liable for under this Agreement, including as the result of a Final Determination, the Indemnitee shall notify the Indemnifying Party, in writing, of its obligation to pay such Tax and, in reasonably sufficient detail, its calculation of the amount due by such Indemnifying Party to the Indemnitee, including any Tax-Related Losses attributable thereto. The Indemnifying Party shall pay such amount, including any Tax-Related Losses attributable thereto, to the Indemnitee no later than the later of (i) five (5) Business Days prior to the date on which such payment is due to the applicable Taxing Authority or (ii) thirty (30) Business Days after the receipt of notice from the other Party. Any Tax indemnity payment required to be made pursuant to this Agreement shall be reduced by any corresponding Tax Benefit payment required to be made to the Indemnifying Party by the Indemnitee pursuant to Section 2.8. For the avoidance of doubt, a Tax Benefit payment is treated as corresponding to a Tax indemnity payment to the extent the Tax Benefit realized is directly attributable to the same Tax item (or adjustment of such Tax item pursuant to a Final Determination) that gave rise to the Tax indemnity payment.
(b)If, as a result of any change or redetermination, any amount previously allocated to and borne by one Party pursuant to the provisions of Article II is thereafter allocated to the other Party, then, no later than thirty (30) Business Days after such change or redetermination, such other Party shall pay to such Party the amount previously borne by such Party which is allocated to such other Party as a result of such change or redetermination.
(c)If an Indemnitee receives a Refund with respect to a Tax Contest for which the Indemnifying Party made an indemnity payment to the Indemnitee pursuant to Section 5.2(a), the Indemnitee shall pay the amount of such Refund to the Indemnifying Party, such payment to the Indemnifying Party not to exceed such indemnity payment, no later than thirty (30) Business Days after the receipt of such Refund.

Section 5.3Payment Mechanics.

(a)All payments under this Agreement shall be made by Remainco directly to Spinco and by Spinco directly to Remainco; provided, however, that if the Parties mutually agree with respect to any such indemnification payment, any member of the Remainco Group, on the one hand, may make such indemnification payment to any member of the Spinco Group, on the other hand, and vice versa. All indemnification payments shall be treated in the manner described in Section 5.4.
(b)In the case of any payment of Taxes made by a Responsible Party or Indemnitee pursuant to this Agreement for which such Responsible Party or Indemnitee, as the case may be, has received a payment from the other Party, such Responsible Party or Indemnitee shall provide to the other Party a copy of any official government receipt received with respect to the payment of such Taxes to the applicable Taxing Authority (or, if no such official governmental receipts are available, executed bank payment forms or other reasonable evidence of payment).

Section 5.4. Treatment of Payments. The Parties agree that any payment made among the Parties pursuant to this Agreement (other than any payment of interest accruing after the Distribution Date) shall be treated, to the extent permitted by Law, for all U.S. federal income tax purposes as either (i) a non-taxable contribution by Remainco to Spinco or (ii) a distribution by Spinco to Remainco, and, with respect to any payment made among the Parties pursuant to this Agreement after the Distribution, such payment shall be treated as having been made immediately prior to the Distribution.

ARTICLE VI

TAX CONTESTS

Section 6.1 Notice. Each Party shall notify the other Party in writing within ten (10) Business Days after receipt by such Party or any member of its Group of a written communication from any Taxing Authority with respect to any pending or threatened audit, claim, dispute, suit, action, proposed assessment or other proceeding (a “Tax Contest”) concerning any Taxes for which the other Party may be liable pursuant to this Agreement, and thereafter shall promptly forward or make available to such Party copies of notices and communications relating to such Tax Contest.

Section 6.2Separate Returns.

(a)If, pursuant to Article II hereof, Spinco has sole liability for the Taxes that are the subject of a Tax Contest with respect to any Separate Return, then subject to Section 6.5 and Section 6.6, Spinco shall have the sole responsibility and right to control the prosecution of such Tax Contest, including the exclusive right to communicate with agents of the applicable Taxing Authority and to control, resolve, settle, or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of such Tax Contest.
(b)With respect to any Tax Contest other than those described in Section 6.2(a), subject to Section 6.5 or Section 6.6, Remainco shall have the sole responsibility and right to control the prosecution of such Tax Contest, including the exclusive right to communicate with agents of the applicable Taxing Authority and to control, resolve, settle, or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of such Tax Contest.

Section 6.3Joint Return.In the case of any Tax Contest with respect to any Joint Return, Remainco shall, subject to Section 6.5 and Section 6.6, have the sole responsibility and right to control the prosecution of such Tax Contest, including the exclusive right to communicate with agents of the applicable Taxing Authority and to control, resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted, or assessed in connection with or as a result of such Tax Contest.

Section 6.4Obligation of Continued Notice.During the pendency of any Tax Contest or threatened Tax Contest, each of the Parties shall provide prompt notice to the other Party of any written communication received by it or a member of its respective Group from a Taxing Authority regarding any Tax Contest for which it is indemnified by the other Party hereunder or for which it may be required to indemnify the other Party hereunder. Such notice shall attach copies of the pertinent portion of any written communication from a Taxing Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Taxing Authority in respect of any such matters. Such notice shall be provided in a reasonably timely fashion; provided, however, that in the event that timely notice is not provided, a Party shall be relieved of its obligation to indemnify the other Party only to the extent that such delay results in actual increased costs or actual prejudice to such other Party.

Section 6.5 Settlement Rights. Unless waived by the Parties in writing, in connection with any potential adjustment in a Tax Contest as a result of which adjustment the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party under this Agreement: (i) the Controlling Party shall keep the Non-Controlling Party informed in a timely manner of all actions taken or proposed to be taken by the Controlling Party with respect to such potential adjustment in such Tax Contest; (ii) the Controlling Party shall timely provide the Non-Controlling Party with copies of any correspondence or filings submitted to any Taxing Authority or judicial authority in connection with such potential adjustment in such Tax Contest; (iii) the Controlling Party shall defend such Tax Contest diligently and in good faith; and (iv) the Controlling Party shall not settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed without the prior written consent of the Non-Controlling Party (not to be unreasonably withheld, conditioned or delayed). The failure of the Controlling Party to take any action specified in the preceding sentence with respect to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement, except to the extent the Non-Controlling Party is actually harmed thereby, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party.

Section 6.6Tax Contest Participation.Unless waived by the Parties in writing, the Controlling Party shall provide the Non-Controlling Party with written notice reasonably in advance of, and the Non-Controlling Party shall have the right to attend and participate in, any formally scheduled meetings with Taxing Authorities or hearings or proceedings before any judicial authorities in connection with any potential adjustment in a Tax Contest pursuant to which the Non-Controlling Party may reasonably be  expected to become liable to make any indemnification payment to the Controlling Party under this Agreement (including any Tax Contest related to the Tax-Free Status of the Transactions) or may reasonably be expected to give rise to Tax liabilities of the Non-Controlling Party for any Post-Distribution Period. The failure of the Controlling Party to provide any notice specified in this Section 6.7 to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party.

ARTICLE VII COOPERATION

Section 7.1General.

(a)Each Party shall fully cooperate, and shall cause all members of such Party’s Group to fully cooperate, with all reasonable requests in writing from the other Party, or from an agent, representative or advisor to such Party, in connection with the preparation and filing of any Tax Return, claims for Refunds, the conduct of any Tax Contest, and calculations of amounts required to be paid pursuant to this Agreement, in each case, related or attributable to or arising in connection with Taxes of either Party or any member of either Party’s Group covered by this Agreement and the establishment of any reserve required in connection with any financial reporting (a “Tax Matter”). Such cooperation shall include the provision of any information reasonably necessary or helpful in connection with a Tax Matter and shall include, without limitation, at each Party’s own cost:
(i)the provision of any Tax Returns of either Party or any member of either Party’s Group, books, records (including information regarding ownership and Tax basis of property), documentation and other information relating to such Tax Returns, including accompanying schedules, related work papers, and documents relating to rulings or other determinations by Taxing Authorities; and
(ii)the execution of any document (including any power of attorney) in connection with any Tax Contest of either Party or any member of either Party’s Group, or the filing of a Tax Return or a Refund claim of either Party or any member of either Party’s Group. Each Party shall make its employees and facilities available, without charge, on a mutually convenient basis to facilitate such cooperation.

Section 7.2Consistent Treatment.Unless and until there has been a Final Determination to the contrary, each Party agrees not to take any position on any Tax Return, in connection with any Tax Contest or otherwise that is inconsistent with (a) the treatment of payments between the Remainco Group and the Spinco Group as set forth in Section 5.4, (b) the Tax Materials or (c) the Tax-Free Status of the Transactions.

ARTICLE VIII

RETENTION OF RECORDS; ACCESS

Section 8.1 Retention of Records. For so long as the contents thereof may become material in the administration of any matter under applicable Tax Law, but in any event until the later of (i) sixty (60) days after the expiration of any applicable statutes of limitation (including any waivers or extensions thereof) and (ii) seven (7) years after the Distribution Date, the Parties shall retain records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns (collectively, “Tax Records”) in respect of Taxes of any member of either the Remainco Group or the Spinco Group for any Pre-Distribution Period or Post-Distribution Period or for any Tax Contests relating to such Tax Returns. At any time after the Distribution Date when the Remainco Group proposes to destroy any Tax Records, the Remainco Group shall first notify the Parent Group in writing, and the Parent Group shall be entitled to receive such records or documents proposed to be destroyed. At any time after the Distribution Date when the Spinco Group or Parent Group proposes to destroy any Tax Records, Spinco or Parent, as appropriate, shall first notify Remainco in writing and the Remainco Group shall be entitled to receive such records or documents proposed to be destroyed. The Parties will notify each other in writing of any waivers or extensions of the applicable statute of limitations that may affect the period for which the foregoing records or other documents must be retained.

Section 8.2 Access to Tax Records. The Parties and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (including, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system) in their possession and shall permit the other Party and its Affiliates, authorized agents and representatives and any representative of a Taxing Authority or other Tax auditor direct access, during normal business hours upon reasonable notice to any computer program or information technology system used to access or store any Tax Records, in each case to the extent reasonably required by the other Party in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items pursuant to this Agreement. The Party seeking access to the records of the other Party shall bear all costs and expenses associated with such access, including any professional fees.

ARTICLE IX

DISPUTE RESOLUTION

Section 9.1 Dispute Resolution. In the event of any dispute between the Parties as to any financial matter covered by this Agreement, the Parties shall appoint a nationally recognized independent public accounting firm (the “Accounting Firm”) to resolve such dispute. In this regard, the Accounting Firm shall make determinations with respect to the disputed items based solely on representations made by Remainco, Spinco, Parent, and their respective representatives, and not by independent review, and shall function only as an expert and not as an arbitrator and shall be required to make a determination in favor of one Party only. The Parties shall require the Accounting Firm to resolve all disputes no later than ninety (90) days after the submission of such dispute to the Accounting Firm, but in no event later than the due date for the payment of Taxes or the filing of the applicable Tax Return, if applicable, and agree that all decisions by the Accounting Firm with respect thereto shall be final and conclusive and binding on the Parties. The Accounting Firm shall resolve all disputes in a manner consistent with this Agreement and, to the extent not inconsistent with this Agreement, in a manner consistent with the Past Practices of Remainco and its Subsidiaries, except as otherwise required by applicable Law. The Parties shall require the Accounting Firm to render all determinations in writing and to set forth,in reasonable detail,the basis for such determination. The fees and expenses of the Accounting Firm shall be borne equally by Remainco, on the one hand, and Parent and Spinco, on the other hand.

ARTICLE X

MISCELLANEOUS PROVISIONS

Section 10.1 Entire Agreement; Construction. This Agreement shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter. Except as expressly set forth in this Agreement, the Separation and Distribution Agreement or any Ancillary Agreement: (i) all matters relating to Taxes and Tax Returns of the Parties and their respective Subsidiaries shall be governed exclusively by this Agreement and (ii) for the avoidance of doubt, in the event of any conflict between this Agreement, on the one hand, and the Separation and Distribution Agreement or any Ancillary Agreement, on the other hand, with respect to such matters, the terms and conditions of this Agreement shall govern. Notwithstanding the foregoing, in the event of any conflict between this Agreement and the Employee Matters Agreement with respect to the Company Equity Awards, the Spinco Equity Awards (as such terms are defined in the Employee Matters Agreement), payroll Taxes, or Code Section 409A, the Employee Matters Agreement shall govern.

Section 10.2Interest on Late Payments.With respect to any payment between the Parties pursuant to this Agreement not made by the due date set forth in this Agreement for such payment, the outstanding amount will accrue interest at a rate per annum equal to the rate in effect for underpayments under Section 6621 of the Code from such due date to and including the payment date.

Section 10.3Successors and Assigns.The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted assigns.

Section 10.4 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party at and after the Distribution Time, to the extent such Subsidiary remains a Subsidiary of the applicable Party.

Section 10.5Assignability.This Agreement shall not be assignable, in whole or in part, directly or indirectly, by any party hereto without the prior written consent of the other Party, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void.

Section 10.6 No Fiduciary Relationship. The duties and obligations of the Parties, and their respective successors and permitted assigns, contained herein are the extent of the duties and obligations contemplated by this Agreement; nothing in this Agreement is intended to create a fiduciary relationship between the Parties hereto, or any of their successors and permitted assigns, or create any relationship or obligations other than those explicitly described.

Section 10.7Further Assurances.Subject to the provisions hereof, the Parties hereto shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby.

Section 10.8Survival.Notwithstanding any other provision of this Agreement to the contrary, all representations, covenants and obligations contained in this Agreement shall survive until the expiration of the applicable statute of limitations with respect to any such matter (including extensions thereof).

Section 10.9Notices.All notices, requests, claims, demands and other communications under this Agreement and, to the extent applicable shall be in English, shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by registered or certified mail (return receipt requested), or by e-mail (provided confirmation of transmission is electronically generated and kept on file by the sending party), to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.9):

If to Remainco, to:

Inpixon

2479 E. Bayshore Road, Suite 195

Palo Alto, California 94303

Attn: Nadir Ali, Chief Executive Officer

Email: nadir.ali@inpixon.com

If to Spinco, to:

[Spinco Name]

[Address line 1]

[Address line 2]

Attn: []

Email: []

If to Parent, to:

[KINS Technology Group Inc.

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, California 94306

Attention: Khurram Sheikh, Chief Executive Officer

Email: khurram@kins-tech.com]

Section 10.10Counterparts.This Agreement may be executed in more than one counterpart, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to each of the Parties.

Section 10.11Consents.Any consent required or permitted to be given by any Party to the other Party under this Agreement shall be in writing and signed by the Party giving such consent and shall be effective only against such Party (and its Group).

Section 10.12Expenses.Except as otherwise specified in this Agreement, or as otherwise agreed in writing between Remainco, Parent, and Spinco, Remainco, Parent, and Spinco shall each be responsible for its own fees, costs and expenses paid or incurred in connection with this Agreement.

Section 10.13Termination and Amendment.This Agreement may not be terminated, modified or amended except by an agreement in writing signed by Remainco, Parent, and Spinco.

Section 10.14 Titles and Headings. Titles and headings to articles herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 10.15 Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 10.16Interpretation.The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 10.17 No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

Section 10.18 No Waiver. No failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder shall operate as a waiver hereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.19Governing Law.This Agreement and any dispute arising out of, in connection with or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

Section 10.20Distribution Time.This Agreement shall become effective only upon the Distribution Time on the Distribution Date.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the day and year first above written.

KINS TECHNOLOGY GROUP INC.
By:
Name:
Title:

INPIXON
By:
Name: Nadir Ali
Title: Chief Executive Officer

[SPINCO]
By:
Name:
Title:

ANNEX H

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Support Agreement”) is dated as of September 25, 2022, by and among KINS Capital LLC, a Delaware limited liability company (the “Sponsor”), KINS Technology Group, Inc., a Delaware corporation (“Acquiror”), Inpixon, a Nevada corporation (“Inpixon”) and CXApp Holding Corp., a Delaware corporation and wholly-owned subsidiary of Inpixon (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, as of the date hereof, the Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 6,150,000 shares of Acquiror Common Stock (excluding any Potential Forfeiture Shares) and 9,103,528 Acquiror Warrants in the aggregate (such shares of Acquiror Common Stock and Acquiror Warrants, collectively referred to herein as the “Subject Shares”);

WHEREAS, prior to its Initial Public Offering, certain funds and accounts managed by BlackRock, Inc. (the “Anchor Investor”) acquired 750,000 shares of Acquiror Class B Common Stock; up to 525,000 shares are issuable to the Sponsor under certain conditions (such shares, the “Potential Forfeiture Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Support Agreement, Acquiror, Inpixon, the Company and KINS Merger Sub Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger”);

WHEREAS, in connection with Acquiror’s initial public offering, Acquiror, Sponsor and certain officers and directors of Acquiror (collectively, the “Insiders”) entered into a letter agreement, dated as of  December 14, 2020 (the “Voting Letter Agreement”), pursuant to which Sponsor and the Insiders agreed to certain voting requirements, transfer restrictions and waiver of redemption rights with respect to the Acquiror securities owned by them;

WHEREAS, Article IV, Section 4.3(b)(ii) of Acquiror’s Amended and Restated Certificate of Incorporation (the “Acquiror Charter”) provides, among other matters, that the shares of Class B Common Stock will automatically convert into shares of Acquiror Class A Common Stock, par value $0.0001 per share, of Acquiror upon the consummation of an initial business combination, subject to adjustment if additional shares of Acquiror Class A Common Stock, or Equity-linked Securities (as defined in the Acquiror Charter), are issued or deemed issued in excess of the amounts sold in Acquiror’s initial public offering (the “Anti-Dilution Right”), excluding certain exempted issuances;

WHEREAS, as an inducement to Acquiror, Inpixon and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1Binding Effect of Merger Agreement. Sponsor hereby acknowledges that it has read the Merger Agreement and this Sponsor Support Agreement and has had the opportunity to consult with its tax and legal advisors. Sponsor shall be bound by, subject to and comply with Sections 7.4 (No Solicitation by Acquiror) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if Sponsor was an original signatory to the Merger Agreement with respect to such provisions.

Section 1.2No Transfer. During the period commencing on the date hereof  and ending on the earliest of (a) the Closing, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier to occur of (a) and (b), the “Expiration Time”) and (c) the liquidation of Acquiror (except that any transaction contemplated by the Merger Agreement shall not be considered a liquidation), Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of  or agree to dispose of, directly or indirectly, file (or participate  in the filing of) a registration statement with the SEC (other than the Acquiror Proxy Statement/Prospectus) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any shares of Acquiror Common Stock or Acquiror Warrants owned by Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Acquiror Common Stock or Acquiror Warrants owned by Sponsor (clauses (i) and (ii), collectively a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that nothing herein shall prohibit a Transfer an Affiliate of Sponsor (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to the Company, to assume all of the obligations of Sponsor under, and be bound by all of the terms of, this Sponsor Support Agreement; provided, further, that any Transfer permitted under this Section 1.2 shall not relieve Sponsor of its obligations under this Sponsor Support Agreement. Any Transfer in violation of this Section 1.2 with respect to the Sponsor’s Subject Shares shall be null and void.

Section 1.3New Shares. In the event that (a) any shares of Acquiror Common Stock, Acquiror Warrants or other equity securities of Acquiror or its successor by merger are issued to Sponsor after the date of this Sponsor Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of  Acquiror Common Stock or Acquiror Warrants of, on or affecting the shares of Acquiror Common Stock or Acquiror Warrants owned by Sponsor or otherwise, (b) Sponsor purchases or otherwise acquires beneficial ownership of any shares of Acquiror Common Stock, Acquiror Warrants or other equity securities of Acquiror after the date of this Sponsor Support Agreement, or (c) Sponsor acquires the right to vote or share in the voting of any shares of Acquiror Common Stock or other equity securities of Acquiror after the date of this Sponsor Support Agreement (such shares of Acquiror Common Stock, Acquiror Warrants or other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by Sponsor shall be subject to the terms of this Sponsor Support Agreement to the same extent as if they constituted the shares of Acquiror Common Stock or Acquiror Warrants owned by Sponsor as of the date hereof.

Section 1.4Sponsor and Acquiror Agreements.

(a)At any meeting of the stockholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of Acquiror is sought, Sponsor shall (i) appear at each such meeting or otherwise cause all of its shares of Acquiror Common Stock to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its shares of Acquiror Common Stock:

(i)in favor of each Transaction Proposal;

(ii)against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals);

(iii)against any merger agreement or merger (other than the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror;

(iv)against any change in the business, management or Board of Directors of Acquiror (other than in connection with the Transaction Proposals); and

(v)against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Sponsor Support Agreement, the Merger Agreement or the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror and its subsidiaries under the Merger Agreement or Ancillary Agreements, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror.

Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b)Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in the Voting Letter Agreement, including the obligations of the Sponsor pursuant to Section 1 therein to not redeem any shares of Acquiror Common Stock owned by Sponsor in connection with the Merger. Notwithstanding the foregoing, Sponsor shall be permitted to amend the Voting Letter Agreement to amend the Founder Shares Lock-Up Period (as defined in the Voting Letter Agreement) to read as “The Sponsor and each Insider agrees that it, he or she shall not Transfer (as defined below) any Founder Shares (or Class A Common Shares issuable upon conversion thereof) until the earlier of (A) 180 days after the completion of the Company’s initial Business Combination and (B) subsequent to the Business Combination, (x) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Public Stockholders having the right to exchange their Class A Common Shares for cash, securities or other property or (y) if the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after the Company’s initial Business Combination (the “Founder Shares Lock-up Period”); provided, that, notwithstanding the foregoing, 10% (subject to adjustment to comply with the listing requirements set forth under Nasdaq Listing Rule 5505(b)(2) with respect to Acquiror) of Sponsor’s and each Insider’s Founder Shares (or Class A Common Shares issuable upon conversion thereof) outstanding at completion of the Company’s initial Business Combination shall not be subject to the Founder Shares Lock-up Period”.

(c)Notwithstanding anything to the contrary herein, to the extent the Acquiror Board of Directors (i) waives or repeals, or otherwise relaxes, the lock-up in its bylaws or (ii) permits early conversion of the Acquiror Class C Common Stock, Founder Shares Lock-up Period (as defined in the Voting Letter Agreement) shall be identically waived, repealed or relaxed, as applicable.

Section 1.5Further Assurances.Sponsor shall take, or cause to be taken, all actions and do, or   cause to be done, all things reasonably necessary under applicable Laws to consummate the Mergers and  the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.

Section 1.6No Inconsistent Agreement.  Sponsor hereby represents and covenants that Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of Sponsor’s obligations hereunder.

Section 1.7Exchange.

(a)Sponsor hereby agrees that, immediately prior to the consummation of the Merger (but subject to the prior satisfaction of all of the conditions to consummation of the Merger set forth in Article IX of the Merger Agreement) Sponsor shall contribute, transfer, assign, convey, and deliver to Acquiror, and Acquiror shall acquire and accept from Sponsor, all of Sponsor’s right, title, and interest in, to, and under 6,150,000 shares of Acquiror Class B Common Stock held by Sponsor (excluding any Potential Forfeiture Shares), and in exchange therefor, Acquiror shall issue to Sponsor an aggregate number of shares of Acquiror Class A Common Stock, equal to such that the number of shares of Acquiror Common Stock issued as Aggregate Merger Consideration exceeds (by one share): (i) the aggregate number of shares of Class A Common Stock held by Sponsor at Closing (after taking into the Exchange), plus (ii) the aggregate number of shares of Acquiror Class B Common Stock held by the Anchor Investor (including all Potential Forfeiture Shares), plus (iii) the aggregate number of shares of Acquiror Class A Common Stock that have not properly elected to redeem their shares of Acquiror Class A Common Stock pursuant to Acquiror’s Governing Documents, plus (iii) any shares of Acquiror Common Stock issued as incentives for Non-Redemption Transactions and Financing Transactions, in each case, free and clear of all Liens (the “Exchange”); provided, that, in no instance shall the number of shares issued to Sponsor in the Exchange be less than 5,150,000 shares of Acquiror Class A Common Stock.

(b)No certificates will be issued in connection with the Exchange, and Acquiror will record the exchange of the Acquiror Class B Common Stock for the Acquiror Class A Common Stock that Sponsor is acquiring pursuant to the terms and conditions of this Section 1.7 on its books and records.

(c)The Exchange shall be applicable only in connection with the Merger and this Sponsor Support Agreement, and the Exchange shall be void and of no force and effect if this Sponsor Support Agreement is terminated prior to the Closing.

(d)The Parties intend that the Exchange be treated as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended.

Section 1.8 Waiver of Anti-Dilution Protections. Sponsor, as the holder of a majority of the issued and outstanding shares of Acquiror Class B Common Stock, solely in connection with and only for the purpose of the Merger, hereby waives, to the fullest extent permitted by law, the Anti-Dilution Right, and agrees that the Acquiror Class B Common Stock will convert only upon the Initial Conversion Ratio (as defined in the Acquiror certificate of incorporation) in connection with the Merger. This waiver shall be void and of no force and effect following the earlier of (x) the Effective Time and (y) the date on which the Merger Agreement is validly terminated in accordance with its terms. All other terms related to the Acquiror Class B Common Stock shall remain in full force and effect, except as modified as set forth directly above, which modification shall be effective only upon the consummation of the Merger.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1Representations and Warranties of the Sponsor.  Sponsor represents and warrants as of the date hereof to Acquiror and the Company as follows:

(a)Organization; Due Authorization. Sponsor is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Support Agreement and the consummation of the transactions contemplated hereby are within Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of Sponsor. This Sponsor Support Agreement has been duly executed and delivered by Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Support Agreement, this Sponsor Support Agreement constitutes a legally valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(b)Ownership. Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of Sponsor’s shares of Acquiror Common Stock and Acquiror Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of Acquiror Common Stock or Acquiror Warrants (other than transfer restrictions under the Securities Act)) affecting any such shares of Acquiror Common Stock or Acquiror Warrants, other than Liens pursuant to (i) this Sponsor Support Agreement, (ii) the Acquiror Governing Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. Sponsor’s shares of Acquiror Common Stock and Acquiror Warrants are the only equity securities in Acquiror owned of record or beneficially by Sponsor on the date of this Sponsor Support Agreement, and none of Sponsor’s shares of Acquiror Common Stock or Acquiror Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such shares of Acquiror Common Stock or Acquiror Warrants, except as provided hereunder and under the Voting Letter Agreement. Other than the Acquiror Warrants, Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c)No Conflicts. The execution and delivery of this Sponsor Support Agreement by Sponsor does not, and the performance by Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon Sponsor or Sponsor’s shares of Acquiror Common Stock or Acquiror Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Sponsor of its, his or her obligations under this Sponsor Support Agreement.

(d)Litigation. There are no Actions pending against Sponsor, or to the knowledge of Sponsor threatened against Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its, his or her obligations under this Sponsor Support Agreement.

(e)Brokerage Fees. Except as described on Section 5.13 of the Acquiror Disclosure Letter, neither Acquiror or any of its Affiliate has incurred or will incur, directly or indirectly, any liability for any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement.

(f)Acknowledgment. Sponsor understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon Sponsor’s execution and delivery of this Sponsor Support Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1Termination. This Sponsor Support Agreement and all of  its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of Acquiror and (c) the written agreement of the Sponsor, Acquiror, Inpixon, and the Company. Upon such termination of this Sponsor Support Agreement, all obligations of the parties under this Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Support Agreement prior to such termination. This ARTICLE III shall survive the termination of this Sponsor Support Agreement.

Section 3.2Governing Law. This Sponsor Support Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Sponsor Support Agreement or the negotiation, execution or performance of this Sponsor Support Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Sponsor Support Agreement) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 3.3Jurisdiction; Waiver of Jury Trial.

(a)Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 3.3.

(b)EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.4Assignment. This Sponsor Support Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Support Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5Specific Performance.  The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of  this Agreement and to specific enforcement of  the terms and provisions of this Agreement, without proof of damages, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall oppose the granting of specific performance and other equitable relief or allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith. The parties hereto acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated hereby and without that right, none of  the parties hereto would have  entered  into this Agreement.

Section 3.6Amendment; Waiver. This Sponsor Support Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Sponsor Holdco.

Section 3.7Severability. If any provision of this Sponsor Support Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Support Agreement will remain in full force and effect. Any provision of this Sponsor Support Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8Notices.  All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Sponsor or Acquiror:

KINS Technology Group Inc. Four Palo Alto Square, Suite 200 3000 El Camino Real

Palo Alto, California 94306

Attention: Khurram Sheikh, Chief Executive Officer Email: khurram@kins-tech.com with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Attention: Michael Mies

Email: michael.mies@skadden.com

If to the Company:

Inpixon

2479 E. Bayshore Road, Suite 195

Palo Alto, California 94303

Attention: Nadir Ali, Chief Executive Officer

Email: nadir.ali@inpixon.com

with copies to (which shall not constitute notice):

Mitchell Silberberg & Knupp LLP 437 Madison Ave., 25th Floor

New York, New York 10022

Attention: Blake J. Baron

Email: bjb@msk.com

Section 3.9Counterparts. This Sponsor Support Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10Entire Agreement. This Sponsor Support Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

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IN WITNESS WHEREOF, the Sponsor, Acquiror, Inpixon, and the Company have each caused this Agreement to be duly executed as of the date first written above.

SPONSOR:

KINS Capital LLC

By:	/s/ Khurram P. Sheikh
	Name:	Khurram P. Sheikh
	Title:	Managing Member

ACQUIROR:

KINS Technology Group Inc.

By:	/s/ Khurram P. Sheikh
	Name:	Khurram P. Sheikh
	Title:	Chief Executive Officer

INPIXON:

INPIXON

By:	/s/ Nadir Ali
	Name:	Nadir Ali
	Title:	CEO

COMPANY:

CXApp Holding Corp.

By:	/s/ Nadir Ali
	Name:	Nadir Ali
	Title:	President

ANNEX I

CXApp Inc.

2022 EQUITY INCENTIVE PLAN

1.    Purposes of the Plan. The purposes of this Plan are:

●	to attract and retain the best available personnel for positions of substantial responsibility,
●	to provide additional incentive to Employees, Directors, and Consultants, and
●	to promote the success of the Company’s business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, and Performance Shares.

2.    Definitions. As used herein, the following definitions will apply:

(a)“Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(b)“Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including without limitation the related issuance of shares of Common Stock, including without limitation under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan.

(c)“Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, or Performance Shares.

(d)“Award Agreement” means the written or electronic agreement between the Company and Participant setting forth the terms and provisions applicable to an Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(e)“Board” means the Board of Directors of the Company.

(f)“Change in Control” means the occurrence of any of the following events:

(i)   Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (i). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(ii)   Change in Effective Control of the Company. A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(iii)   Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (A) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (2) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its primary purpose is to change the jurisdiction of the Company’s incorporation, or (y) its primary purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

(g)    “Class A Common Stock” means the Class A common stock of the Company.

(h)    “Class C Common Stock” means the Class C common stock of the Company.

(i)     “Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other official guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such section or regulation.

(j)    “Committee” means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or a duly authorized committee of the Board, in accordance with Section 4 hereof.

(k)   “Common Stock” means the Class A Common Stock and Class C Common Stock of the Company.

(l)    “Company” means CXApp Inc., a Delaware corporation, or any successor thereto.

(m)   “Consultant” means any natural person, including an advisor, engaged by the Company or a Parent or Subsidiary of the Company to render bona fide services to such entity, provided the services (i) are not in connection with the offer or sale of securities in a capital-raising transaction, and (ii) do not directly promote or maintain a market for the Company’s securities, in each case, within the meaning of Form S-8 promulgated under the Securities Act, and provided, further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

(n)   “Director” means a member of the Board.

(o)   “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(p)   “Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(q)   “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(r)   “Exchange Program” means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash; (ii) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator; and/or (iii) the exercise price of an outstanding Award is increased or reduced. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

(s)   “Fair Market Value” means, as of any date, the value of Class A Common Stock determined as follows:

(i)   If the Class A Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)   If the Class A Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Class A Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)   In the absence of an established market for the Class A Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

The determination of fair market value for purposes of tax withholding may be made in the Administrator’s discretion subject to Applicable Laws.

(t)   “Fiscal Year” means the fiscal year of the Company.

(u)   “Incentive Stock Option” means an Option intended to qualify, and actually qualifies, as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(v)   “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(w)   “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(x)   “Option” means a stock option granted pursuant to the Plan.

(y)   “Outside Director” means a Director who is not an Employee.

(z)   “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

(aa)   “Participant” means the holder of an outstanding Award.

(bb)  “Performance Share” means an Award denominated in Shares which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

(cc)  “Performance Unit” means an Award which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares, or other securities or a combination of the foregoing pursuant to Section 10.

(dd)  “Period of Restriction” means the period (if any) during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(ee)  “Plan” means this CXApp Inc. 2022 Equity Incentive Plan.

(ff)  “Restricted Stock” means Shares issued pursuant to a Restricted Stock award under Section 8 of the Plan, or issued pursuant to the early exercise of an Option.

(gg)  “Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 9. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(hh)  “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(ii)  “Section 16(b)” means Section 16(b) of the Exchange Act.

(jj)  “Section 409A” means Section 409A of the Code, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time, or any state law equivalent.

(kk)  “Securities Act” means the Securities Act of 1933, as amended.

(ll) “Service Provider” means an Employee, Director, or Consultant.

(mm)  “Share” means a share of Class A Common Stock, as adjusted in accordance with Section 14 of the Plan.

(nn)  “Stock Appreciation Right” means an Award, granted alone or in connection with an Option, that pursuant to Section 7 is designated as a Stock Appreciation Right.

(oo)  “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code.

(pp)  “Trading Day” means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Class A Common Stock is listed is open for trading.

3.    Stock Subject to the Plan.

(a)   Stock Subject to the Plan. Subject to the provisions of Section 14 of the Plan and the automatic increase set forth in Section 3(b), the maximum aggregate number of Shares that may be issued under the Plan is [] Shares. In addition, Shares may become available for issuance under the Plan pursuant to Sections 3(b) and 3(c). The Shares may be authorized, but unissued, or reacquired Class A Common Stock.

(b)   Automatic Share Reserve Increase. Subject to the provisions of Section 14 of the Plan, the number of Shares available for issuance under the Plan will be increased as of January 1 of each Fiscal Year beginning with the 2023 Fiscal Year and ending on (and including) the 2032 Fiscal Year, in an amount equal to the lesser of (i) 315,000 Shares; (ii) fifteen percent (15%) of the total outstanding shares of Common Stock on the last day of the immediately preceding Fiscal Year; or (iii) such number of Shares as is determined by the Administrator.

(c)   Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an Exchange Program, or, with respect to Restricted Stock, Restricted Stock Units, Performance Units, or Performance Shares, is forfeited to, or repurchased by, the Company due to failure to vest, then the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights, the forfeited or repurchased Shares), which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, only Shares actually issued (i.e., the net Shares issued) pursuant to a Stock Appreciation Right will cease to be available under the Plan; all remaining Shares under Stock Appreciation Rights will remain available for future grant or sale under the Plan (unless the Plan has terminated). Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units, Performance Shares, or Performance Units are repurchased by the Company or are forfeited to the Company due to failure to vest, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price of an Award or to satisfy the tax withholding obligations related to an Award will become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, the cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 14, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to Sections 3(b) and 3(c).

(d)   Share Reserve. The Company, at all times during the term of this Plan, will reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4.    Administration of the Plan.

(a)   Procedure.

(i)   Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii)   Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii)   Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(b)   Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion, to:

(i)   determine the Fair Market Value;

(ii)   select the Service Providers to whom Awards may be granted hereunder;

(iii)   determine the number of Shares to be covered by each Award granted hereunder;

(iv)   approve forms of Award Agreement for use under the Plan;

(v)   determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. The terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;

(vi)   institute and determine the terms and conditions of an Exchange Program;

(vii)   prescribe, amend, and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable non-U.S. laws or for qualifying for favorable tax treatment under applicable non-U.S. laws;

(viii)   construe and interpret the terms of the Plan and Awards granted under the Plan;

(ix)   modify or amend each Award (subject to Section 19(c) of the Plan), including without limitation the discretionary authority to extend the post-termination exercisability period of Awards; provided, however, that in no event will the term of an Option or Stock Appreciation Right be extended beyond its original maximum term;

(x)   allow Participants to satisfy tax withholding obligations in a manner prescribed in Section 15 of the Plan;

(xi)   authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xii)   temporarily suspend the exercisability of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes;

(xiii)   allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to the Participant under an Award; and

(xiv)   make all other determinations deemed necessary or advisable for administering the Plan.

(c)   Effect of Administrator’s Decision. The Administrator’s decisions, determinations, and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

5.    Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, and Performance Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.    Stock Options.

(a)   Grant of Options. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b)   Stock Option Agreement. Each Award of an Option will be evidenced by an Award Agreement that will specify the exercise price, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(c)   Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(c), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(d)   Term of Option. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(e)   Option Exercise Price and Consideration.

(i)   Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1)   In the case of an Incentive Stock Option

(A)   granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

(B)   granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(2)   In the case of a Nonstatutory Stock Option, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(3)   Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii)   Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii)   Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (1) cash; (2) check; (3) promissory note, to the extent permitted by Applicable Laws; (4) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (5) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (6) by net exercise; (7) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (8) any combination of the foregoing methods of payment.

(f)  Exercise of Option.

(i)   Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (1) a notice of exercise (in accordance with the procedures that the Administrator may specify from time to time) from the person entitled to exercise the Option, and (2) full payment for the Shares with respect to which the Option is exercised (together with any applicable tax withholdings). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii)   Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the cessation of the Participant’s Service Provider status as the result of the Participant’s death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of cessation of the Participant’s Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following cessation of the Participant’s Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant’s Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant’s Service Provider status, the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii)   Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of cessation of the Participant’s Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following cessation of the Participant’s Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant’s Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant’s Service Provider status, the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv)   Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s death. Unless otherwise provided by the Administrator, if at the time of death, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v)   Tolling Expiration. A Participant’s Award Agreement may also provide that:

(1)   if the exercise of the Option following the cessation of the Participant’s status as a Service Provider (other than upon the Participant’s death or Disability) would result in liability under Section 16(b), then the Option will terminate on the earlier of (A) the expiration of the term of the Option set forth in the Award Agreement, or (B) the tenth (10th) day after the last date on which such exercise would result in liability under Section 16(b); or

(2)   if the exercise of the Option following the cessation of the Participant’s status as a Service Provider (other than upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (A) the expiration of the term of the Option or (B) the expiration of a period of thirty (30) days after the cessation of the Participant’s status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7.    Stock Appreciation Rights.

(a)   Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b)   Number of Shares. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(c)   Exercise Price and Other Terms. The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market

Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

(d)   Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(e)   Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date as determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(d) relating to the term and Section 6(f) relating to exercise also will apply to Stock Appreciation Rights.

(f)   Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined as the product of:

(i)   The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; and

(ii)   The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon exercise of a Stock Appreciation Right may be in cash, in Shares of equivalent value, or in some combination of both.

8.    Restricted Stock.

(a)   Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b)   Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify any Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

(c)   Transferability. Except as provided in this Section 8 or the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of any applicable Period of Restriction.

(d)   Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e)   Removal of Restrictions. Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of any applicable Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f)   Voting Rights. During any applicable Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g)   Dividends and Other Distributions. During any applicable Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

(h)   Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

9.    Restricted Stock Units.

(a)   Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

(b)   Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(c)   Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d)   Form and Timing of Payment. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units only in cash, Shares, or a combination of both.

(e)   Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

10.   Performance Units and Performance Shares.

(a)   Grant of Performance Units/Shares. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b)   Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c)   Performance Objectives and Other Terms. The Administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Service Providers. The time period during which the performance objectives or other vesting provisions must be met will be called the “Performance Period.” Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(d)   Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/ Share.

(e)   Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/ Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period), or in a combination thereof.

(f)   Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11.   Outside Director Award Limitations. No Outside Director may be paid, issued, or granted, in any Fiscal Year, equity awards (including any Awards issued under this Plan) with an aggregate value (the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles) and any other compensation (including without limitation any cash retainers or fees) that, in the aggregate, exceed $500,000. Any Awards or other compensation paid or provided to an individual for his or her services as an Employee, or for his or her services as a Consultant (other than as an Outside Director), will not count for purposes of the limitation under this Section 11.

12.   Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. A Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Company, or (ii)transfers between locations of the Company or between the Company, its Parent, or any of its Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first (1st) day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

13.   Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

14.   Adjustments; Dissolution or Liquidation; Merger or Change in Control.

(a)   Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and price of shares of stock covered by each outstanding Award, and the numerical Share limits in Section 3 of the Plan.

(b)   Dissolution or Liquidation. In the event of a proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c)   Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant’s consent, including, without limitation, that (i) Awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a Participant, that the Participant’s Awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (iii) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part, prior to or upon consummation of such merger or Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iv) (A) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment), or (B)  the replacement of such Award with other rights or property selected by the Administrator in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted under this Section 14(c), the Administrator will not be obligated to treat all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly.

In the event that the successor corporation does not assume or substitute for the Award (or portions thereof), the Participant will fully vest in and have the right to exercise the Participant’s outstanding Option and Stock Appreciation Right (or portions thereof) that is not assumed or substituted for, including Shares as to which such Award would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, if an Option or Stock Appreciation Right (or portions thereof) is not assumed or substituted for in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that such Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this subsection (c), an Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, Performance Unit or Performance Share, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this subsection (c) to the contrary, and unless otherwise provided in an Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this subsection (c) to the contrary, if a payment under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement or other written agreement related to the Award does not comply with the definition of “change in control” for purposes of a distribution under Section 409A, then any payment of an amount that otherwise is accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

(d)   Outside Director Awards. With respect to Awards granted to an Outside Director, in the event of a Change in Control, the Participant will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Award, including those Shares which would not be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable.

15.    Tax.

(a)   Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any tax withholding obligations are due, the Company (or any of its Subsidiaries, Parents, or affiliates employing or retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Subsidiaries, Parents, or affiliates, as applicable), an amount sufficient to satisfy U.S. federal, state, and local, non-U.S., and other taxes (including the Participant’s FICA obligation) required to be withheld with respect to such Award (or exercise thereof).

(b)   Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (without limitation) (i) paying cash, check, or other cash equivalents; (ii) electing to have the Company withhold otherwise deliverable cash or Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion; (iii) delivering to the Company already owned Shares having a fair market value equal to the statutory amount required to be withheld or such greater amount as the Administrator may determine, in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion; (iv) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld; or (v) any combination of the foregoing methods of payment. The withholding amount will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state, or local marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

(c)   Compliance With Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. Participant shall not be considered to have terminated employment with the Company for purposes of any payments under this Plan which are subject to Section 409A until Participant would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Participant’s termination of continuous service shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). In no event will the Company or any of its Subsidiaries or Parents have any obligation or liability under the terms of this Plan to reimburse, indemnify, or hold harmless any Participant or any other person in respect of Awards, for any taxes, interest, or penalties imposed, or other costs incurred, as a result of Section 409A.

16.    No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider, nor interfere in any way with the Participant’s right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

17.    Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

18.    Term of Plan. Subject to Section 22 of the Plan, the Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years from the date adopted by the Board, unless terminated earlier under Section 19 of the Plan.

19.    Amendment and Termination of the Plan.

(a)   Amendment and Termination. The Administrator, at any time, may amend, alter, suspend, or terminate the Plan.

(b)   Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)   Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

20.    Conditions Upon Issuance of Shares.

(a)   Legal Compliance. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)   Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

21.    Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law, or under the rules and regulations of the Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification, or rule compliance is deemed by the Company’s counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

22.    Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

23.    Forfeiture Events. The Administrator may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Notwithstanding any provisions to the contrary under this Plan, an Award will be subject to the Company’s clawback policy as may be established and/or amended from time to time to comply with Applicable Laws (including without limitation pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed, or as may be required by the Dodd-Frank Wall Street Reform and Consumer Protection Act) (the “Clawback Policy”). The Administrator may require a Participant to forfeit, return, or reimburse the Company all or a portion of the Award and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws. Unless this Section 23 specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or any Parent or Subsidiary of the Company.

ANNEX J

OPINION OF KNAV P.A.

September 23, 2022

The Board of Directors

KINS Technology Group, Inc.

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, California 94306

Members of the Board:

KINS Technology Group, Inc. (“KINS” or “the Company”) has requested KNAV P.A. (“KNAV”, “we”, “our”, “us”) to provide KINS’s board of directors (the “Board”) KNAV’s opinion (the “Opinion”) with respect to the fairness from a financial point of view to the Company of the Merger Consideration (as defined below) to be paid in the contemplated transaction described below (the “Proposed Transaction”).

Description of the Proposed Transaction

We understand that KINS, KINS Merger Sub Inc., a newly formed wholly owned subsidiary of KINS (“Merger Sub”), Inpixon (“Inpixon” or “the Seller”), and CXApp Holding Corp. (“CxApp” or “the Target”), intend to enter into an Agreement and Plan of Merger (the “Agreement”) dated September 23, 2022 pursuant to which, among other things,

(i)	Merger Sub will merge with the Target (the “Merger”),
(ii)	the Target will survive the Merger as a wholly owned subsidiary of KINS, and
(iii)	the outstanding shares common stock of the Target will be converted into the right to receive the Aggregate Merger Consideration as set forth in the Agreement.

Pursuant to the Agreement, KINS will pay, in the aggregate and subject to closing adjustments for cash and indebtedness, $69 million in the form of KINS common stock (the “Merger Consideration”). With your consent, we have assumed that any adjustments to the Merger Consideration in accordance with the Agreement or otherwise would not be material to our analysis or this opinion.

In addition, we understand that concurrently with the entry into the Agreement, (i) the Company, KINS Capital LLC, and certain other persons will enter into a Sponsor Support Agreement, and (ii) after the agreement date until closing, the Company and the Target will work in good faith to a) enter into non- redemption agreements with certain stockholders which shall provide that such stockholders shall not participate in the share redemption and (b) enter into financing arrangements with third parties pursuant to which such third parties would invest in equity or debt securities of the Company to be consummated substantially concurrently with the consummation of the Merger.

The above description of the Proposed Transaction is summary in nature, and the specific terms of the contemplated Proposed Transaction among KINS, Target, and Inpixon are more fully described in the Agreement.

Scope of Analysis

In connection with this Opinion, we have, among other things:

●	reviewed a draft of the Agreement dated September 23, 2022;
●	reviewed certain publicly available business and financial information relating to Inpixon, Target, and KINS;
●	reviewed certain non-public business and financial information regarding Target’s business and future prospects (including certain financial projections for Target for the years ending December 31, 2022, through December 31, 2025, (the “Financial Projections”) and certain other estimates and other forward-looking information, that was prepared by representatives of Inpixon’s management (“Inpixon’s senior management”) and reviewed by, discussed with, and approved for our use by representatives of KINS’s management (“KINS’s senior management” (collectively, the “Internal Information”);
●	reviewed certain estimates of the amount and timing of revenue enhancements and cost savings, inclusive of the costs and timing to implement such revenue enhancements and cost savings (collectively, the “Net Synergies/Cost Savings”) anticipated by the senior management of KINS to result from the Proposed Transaction;
●	discussed the past, current, and prospective future business, operations, and financial condition of the Target with members of senior management of Inpixon and KINS;
●	discussed with the senior management of KINS its assessments as to Target’s existing and future relationships, agreements and arrangements with, and KINS’s ability to retain, key customers and employees of the Target;
●	reviewed the Letter of Intent (the “LOI”), dated July 7, 2022, among the Company, Target, and Seller, describing the terms of the Proposed Transaction;
●	discussed with KINS’s senior management their strategic and financial rationale for the Proposed Transaction;
●	discussed with the senior management of KINS the relative financial contributions of Inpixon and KINS, as a part of the Proposed Transaction, to the expected future financial performance of the Target;
●	compared the financial performance of the Target and the Proposed Transaction multiples implied by the Merger Consideration with corresponding data for certain publicly traded companies that we deemed relevant in evaluating the Target; and
●	performed discounted cash flow analyses based on the Financial Projections; and
●	conducted such other studies, analyses, inquiries, and investigations as we deemed appropriate.

Assumptions and Limiting Conditions

With respect to the information used in arriving at our Opinion:

●	We have relied upon and assumed the accuracy, completeness, and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with KINS and Inpixon (including, without limitation, the Internal Information) and obtained from public sources, data suppliers, and other third parties.
●	We (i) do not assume any responsibility, obligation, or liability for the accuracy, completeness, reasonableness, achievability, or independent verification of, and we have not independently verified, any such information (including, without limitation, the Internal Information), (ii) express no view or opinion regarding the reasonableness or achievability of the Financial Projections, any other estimates or any other forward-looking information provided by KINS or Inpixon, or the assumptions upon which any of the foregoing are based, and (iii) have relied upon the assurances of KINS’s senior management that they are unaware of any facts or circumstances that would make the Internal Information incomplete, inaccurate or misleading.

●	Specifically, with respect to the Financial Projections utilized in our analyses, (a) we have been advised by KINS’s senior management, and we have assumed, that the Financial Projections have been reasonably prepared reflecting the best currently available estimates and judgments of Inpixon’s senior management as to the expected future performance of the Target; (b) we have been advised by KINS’s senior management, and we have assumed, that the Financial Projections represent a reasonable basis upon which to evaluate the business and financial prospects of the Target; and (c) we have assumed that the Financial Projections have been reviewed by KINS’s Board with the understanding that such information will be used and relied upon by us in connection with rendering our Opinion and
●	Specifically, with respect to any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained by us from public sources, data suppliers, and other third parties, we have assumed that such information is reasonable and reliable.
●	In addition, we have relied upon (without independent verification and without expressing any view, opinion, representation, guaranty, or warranty (in each case, express or implied)) the assessments, judgments and estimates of KINS’s senior management and Inpixon’s senior management as to, among other things: (i) the potential impact on the Target of market, competitive, and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the digital workspace and related sectors; (ii) Target’s existing and future suite of products and services, technology and intellectual property and the associated risks thereto (including, without limitation, the length of the sales cycle, performance of customer contracts, retention of skilled personnel, internal system or delivery service, compliance with relevant regulatory requirements, prospective project profitability and the potential effect of competition on the operations); and (iii) KINS’s and Target’s existing and future relationships, agreements with and the ability to attract, retain, and/or replace key employees, suppliers, and other commercial relationships (in each such case to the extent relevant to the Target, the Proposed Transaction and its contemplated benefits). We have assumed that there will not be any developments with respect to any of the foregoing matters that would have a material adverse effect on KINS, Target, or the Proposed Transaction (including the contemplated benefits thereof) or that otherwise would materially affect our analyses or Opinion.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in KNAV’s analysis and in connection with the preparation of this Opinion, KNAV has made certain assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

KNAV did not evaluate the Company and Target’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent, derivative, off-balance sheet, or otherwise). KNAV has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Target, or any alternatives to the Proposed Transaction; (ii) negotiate the terms of the Proposed Transaction, or (iii) advise the Board or any other party with respect to alternatives to the Proposed Transaction.

KNAV is not expressing any opinion as to the market price or value of the Company’s ordinary shares (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s or the Target’s credit worthiness, as legal, tax, or accounting advice. KNAV has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal, tax, or regulatory matter.

In rendering this Opinion, KNAV is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration to be paid by the Company in the Proposed Transaction, or with respect to the fairness of any such compensation. KNAV is also not expressing any opinion with respect to the fairness of the consideration paid by the Company’s sponsor (KINS Capital LLC) in connection with the shares of the Company’s ordinary shares granted to such sponsor.

This Opinion is furnished solely for the use and benefit of the Board in connection with its consideration of the Proposed Transaction from a financial point of view and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or entity or for any other purpose, without KNAV’s express written consent.

This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any other transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board or any shareholder should vote or act with respect to any matters relating to the Proposed Transaction, including whether or not to redeem its shares as part of the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Merger Consideration paid is the best that could be attained under any circumstances; instead, it merely states whether the Merger Consideration in the Proposed Transaction is within a range of fairness suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of KNAV to any party.

This Opinion is solely that of KNAV, and KNAV’s liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter between KNAV and the Company dated July 25, 2022 (the “Engagement Letter”). This letter is confidential, and its use and disclosures are strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

KNAV has acted as a financial advisor to the Board and will receive a fee for its services. No portion of KNAV’s fee is contingent upon either the conclusion expressed in this Opinion or whether the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of KNAV’s fee is payable upon KNAV’s delivery of its draft Opinion letter and a portion is payable within 60 days of the delivery of the final signed Opinion letter.

In addition, KINS has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement. Other than this engagement, during the two years preceding the date of this Opinion, KNAV has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Our opinion has been authorized for issuance by our ‘Fairness Opinion and Valuation’ Committee. Our Opinion is subject to the assumptions, limitations, qualifications, and other conditions contained herein and is necessarily based on economic, business, capital markets and other conditions, and the information made available to us, as of the date hereof. As KINS is aware, the global capital markets have been experiencing and remain subject to significant volatility, and KNAV expresses no view or opinion as to any potential effects of such volatility on KINS, Target, or the Proposed Transaction. We assume no responsibility for updating or revising our Opinion based on facts, circumstances, or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration for the Proposed Transaction is fair, from a financial point of view, to KINS.

Respectfully submitted,

KNAV P.A.

Date: September 23, 2022

ANNEX K

1100 Glendon Ave, 905	T: 310-696-4001
Los Angeles, CA 90024	F: 310-696-4007

September 23, 2022

The Board of Directors

Inpixon

2479 E Bayshore Rd #195

Palo Alto, CA 94303

The Board of Directors:

You have requested the opinion (the “Opinion”) of Gemini Valuation Services, LLC (“GVS” and, for the avoidance of doubt, all references to pronouns such as “we” and “our”), as to the fairness from a financial point of view, of the contemplated Transaction (defined below) to the common stock holders of the company (the “Shareholders”) without giving effect to any impact of the Transaction on any particular shareholder other than in its capacity as a shareholder of Inpixon (the “Company”).

As per the draft “Merger Agreement” dated September 23, 2022 between Inpixon and KINS Technology Group, Inc. (“KINS”), KINS is acquiring Inpixon’s enterprise apps business (including its workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions, the “Enterprise Apps Business”). The transaction will be structured as a business combination with Inpixon’s newly formed subsidiary, CXApp Holding Corp. (“CXApp”), that is anticipated to result in Inpixon stockholders receiving shares in KINS valued at approximately $69 million.

Our Opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. At your direction, we have not been asked to, nor do we, offer any opinion as to (i) the material terms of the Agreement or the form of the Transaction or any other contractual arrangement that the parties may enter into in connection with the Transaction or (ii) the fairness of the Transaction to, or any consideration that may be received in connection therewith by, the individual shareholders, nor do we offer any Opinion as to the relative fairness of the Consideration and the consideration to be received by different shareholders.

We have assumed, with your consent, that the representations and warranties of all parties to the Agreement are true and correct, that each party to the Agreement will perform all of the covenants and agreements required to be performed by such party, that all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and that the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement, without any modifications or amendments thereto or any adjustment to the Consideration. In rendering this Opinion, we have also assumed, with your consent, that the final executed form of the Agreement does not differ in any material respect from the draft that we have examined along with the discussion on the draft. We have not been authorized to and have not solicited indications of interest in a possible transaction with the Company from any party.

In arriving at our Opinion, we have, among other things: (i) reviewed the financial statements and financial projections of Enterprise Apps Business; (ii) reviewed certain internal information relating to the business, assets, liabilities and prospects of Enterprise Apps Business furnished to us by the Company; (iii) conducted discussions with members of senior management and representatives of Enterprise Apps Business concerning the matters described in clauses (i) and (ii) of this paragraph, as well as the business and prospects of the Enterprise Apps Business generally; (iv) reviewed the draft Merger Agreement, dated September 23, 2022; and (vi) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the financial, legal, regulatory, tax accounting and other information supplied to, discussed with, or reviewed by us for the purpose of this Opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance- sheet,

K-1

or otherwise) of the Company or Enterprise Apps Business, nor have we furnished with any such evaluation or appraisal. You have directed us to use the assumptions provided by management of the Company for the purposes of our analysis and this Opinion.

Our Opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In addition, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, any class of creditors or other constituencies of the Company, other than the shareholders of the Company. We also do not express any Opinion as to the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration or otherwise.

This Opinion is for the use and benefit of the Board of Directors of the Company in the evaluation of the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the consideration for the shareholders of the Company in the Transaction is fair from a financial point of view to the Company.

Very truly yours,

GEMINI VALUATION SERVICES

/s/ Nathan Johnson (Managing Director)

Date: 9/23/2022

K-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

In accordance with Section 102(b)(7) of the DGCL, the Existing Charter provides that a director will not be personally liable to KINS or the KINS Stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to KINS or KINS Stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

The Existing Charter provides that KINS will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of KINS Stockholders or disinterested directors or otherwise.

KINS has entered into indemnification agreements with each of its current directors and executive officers. These agreements require KINS to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to KINS, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. KINS also intends to enter into indemnification agreements with future directors and executive officers.

Item 21.  Exhibits.

(a)	Exhibits.

Exhibit Number	Description
1.1

Underwriting Agreement, dated as of December 14, 2020, between KINS and UBS Securities LLC, Stifel, Nicolaus & Company Incorporated and BTIG, LLC, as representatives of the several underwriters (incorporated herein by reference from Exhibit 1.1 on KINS’ Form 8-K, filed December 21, 2020).

2.1+	Agreement and Plan of Merger, dated as of September 25, 2022, by and among KINS, KINS Merger Sub Inc., Inpixon, and CXApp (included as Annex A to the proxy statement/prospectus)
2.2+	Separation and Distribution Agreement, dated as of September 25, 2022, by and among KINS, KINS Merger Sub Inc., Inpixon, and CXApp, (included as Annex B to the proxy statement/prospectus)
3.1

Amended and Restated Certificate of Incorporation of KINS , dated as of December 14, 2020 (as amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of KINS, dated as of June 10, 2022) (incorporated herein by reference from Exhibit 3.1 on KINS’ Form 8-K, filed December 21, 2020, and from Exhibit 3.1 on KINS’ Form 8-K, filed June 13, 2022)

3.2	Form of Certificate of Incorporation of New CXApp, to become effective upon the Closing (included as Annex C to the proxy statement/prospectus)
3.3	Form of Bylaws of New CXApp, to become effective upon the Closing (included as Annex D to the proxy statement/prospectus)
4.1	Specimen Unit Certificate (incorporated herein by reference from Exhibit 4.1 on KINS’ Form 8-K, filed December 21, 2020)
4.2	Specimen Class A Common Stock Certificate (incorporated herein by reference from Exhibit 4.2 on KINS’ Form 8-K, filed December 21, 2020)
4.3	Specimen Warrant Certificate (included in Exhibit 4.4) (incorporated herein by reference from Exhibit 4.4 on KINS’ Form 8-K, filed December 21, 2020)
4.4

Warrant Purchase Agreement, dated as of December 14, 2020, by and between KINS and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference from Exhibit 4.4 on KINS’ Form 8-K, filed December 21, 2020)

4.6*	Specimen Common Stock Certificate of New CXApp
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1	Sponsor Support Agreement, dated as of September 25, 2022, by and among KINS, the Sponsor and CXApp (included as Annex H to the proxy statement/prospectus)
10.2	Indemnity Agreement, dated as of December 14, 2020, by and between KINS and Khurram P. Sheikh (incorporated herein by reference from Exhibit 10.6 on KINS’ Form 8-K, filed December 21, 2020)
10.3	Indemnity Agreement, dated as of December 14, 2020, by and between KINS and Eric Zimits (incorporated herein by reference from Exhibit 10.7 on KINS’ Form 8-K, filed December 21, 2020)
10.4	Indemnity Agreement, dated as of December 14, 2020, by and between KINS and Hassan Ahmed (incorporated herein by reference from Exhibit 10.8 on KINS’ Form 8-K, filed December 21, 2020)
10.5	Indemnity Agreement, dated as of December 14, 2020, by and between KINS and Di-Ann Eisnor (incorporated herein by reference from Exhibit 10.9 on KINS’ Form 8-K, filed December 21, 2020)
10.6	Indemnity Agreement, dated as of December 14, 2020, by and between KINS and Camillo Martino (incorporated herein by reference from Exhibit 10.10 on KINS’ Form 8-K, filed December 21, 2020)
10.7	Indemnity Agreement, dated as of December 14, 2020, by and between KINS and Atif Rafiq (incorporated herein by reference from Exhibit 10.11 on KINS’ Form 8-K, filed December 21, 2020)
10.8	Indemnity Agreement, dated as of December 14, 2020, by and between KINS and Allen Salmasi (incorporated herein by reference from Exhibit 10.12 on KINS’ Form 8-K, filed December 21, 2020)
10.9	Form of Employee Matters Agreement, by and among KINS, KINS Merger Sub Inc., Inpixon, and CXApp (included as Annex E to the proxy statement/prospectus)
10.10+	Form of Transition Services Agreement, by and between Inpixon and CXApp (included as Annex F to the proxy statement/prospectus)
10.11	Form of Tax Matters Agreement, by and among KINS, Inpixon, and CXApp (included as Annex G to the proxy statement/prospectus)
10.12	New CXApp 2022 Equity Incentive Plan (included as Annex I to the proxy statement/prospectus)

14.1	Code of Business Conduct and Ethics
21.1	List of subsidiaries of the Registrant
23.1	Consent of WithumSmith+Brown, PC
23.2	Consent of Marcum LLP
23.4*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (including in Exhibit 5.1)
24.1	Power of Attorney (including on signature page to the initial filing of the Registration Statement)
99.1*	Form of Proxy Card for the KINS Special Meeting
99.2	Consent of Khurram P. Sheikh to be named as a director
99.3	Consent of Camillo Martino to be named as a director
99.4	Consent of Di-Ann Eisnor to be named as a director
99.5	Consent of George Mathai to be named as a director
99.6*	Consent of to be named as a director
99.7	Opinion of KNAV P.A. (included as Annex J to the proxy statement/prospectus)
99.8	Opinion of Gemini Valuation Services, LLC (included as Annex K to the proxy statement/prospectus)
107	Filing Fee Table

*     To be filed by amendment.

+     Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Item 22.  Undertakings

The undersigned registrant hereby undertakes:

A.To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
B.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
C.To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
D.That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
F.That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
G.That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
H.Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
I.To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
J.To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 19th of October, 2022.

KINS TECHNOLOGY GROUP INC.

By:	/s/ Khurram P. Sheikh
	Name:	KhurramP. Sheikh
	Title:	Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Khurram P. Sheikh and Eric Zimits, each acting alone, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign one or more Registration Statements on Form S-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of KINS Technology Group Inc. and to file the same, with any exhibits thereto, with the Securities and Exchange Commission, or any state securities department or any other federal or state agency or governmental authority granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Khurram P. Sheikh	Chairman, Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Principal Accounting Officer)	October 19, 2022
Khurram P. Sheikh

/s/ Eric Zimits	Secretary and Chief Corporate Development Officer	October 19, 2022
Eric Zimits

/s/ Hassan Ahmed	Director	October 19, 2022
Hassan Ahmed

/s/ Di-Ann Eisnor	Director	October 19, 2022
Di-Ann Eisnor

/s/ Camillo Martino	Director	October 19, 2022
Camillo Martino

/s/ Atif Rafiq	Director	October 19, 2022
Atif Rafiq

/s/ Allen Salmasi	Director	October 19, 2022
Allen Salmasi